2/10

07024217

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Boart Longyear Limited

*CURRENT ADDRESS 2640 West 1700 South
Salt Lake City, Utah 84104

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

FILE NO. 82- 35090 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/7/07

Tab No.	Document Title	Date Filed
31	Initial Director's Interest Notice x 6	12 April 2007
32	Dispatch of Shareholder Statements	12 April 2007
33	ASX announcement, progress report	4 May 2007

registered agent number 268
lodging party or agent name ALLENS ARTHUR ROBINSON CORPORATE ADVISOR

address 'LEVEL 4 DEUTSCHE BANK PLACE'
CORNER HUNTER & PHILLIP STS
SYDNEY NSW 2000

DX no DX location

Electronic lodgement

Document No. **5E1630567**

Lodgement date/time 08/12/2006 12:56:04

Message trace no. 21742

Australian Securities and Investments Commission

Application for
reservation of a name

form 410

Corporations Act 2001
147-149, 152,
601DA-601DC

name to be reserved BOART LONGYEAR HOLDINGS LIMITED

Is the proposed name identical to a registered business name(s)? yes [ ] no [X]

If yes, provide business name(s) registration details.

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Type and class of company

[ ] proprietry company — [ ] limited by shares — [ ] unlimited with share capital

[X] public company — [X] limited by shares — [ ] unlimited with share capital — [ ] limited by guarantee — [ ] no liability

Purpose of reservation

new registration

[X] Australian Company

[X] Chapter 2A - Part 2A.1, a new Australian company

[ ] Chapter 5B - Part 5B.1, a body corporate as a company (transfer upon registration)

Details of the applicant

name of applicant

ALLENS ARTHUR ROBINSON CORPORATE ADVISORY PTY LTD

address of applicant LEVEL 4, DEUTSCHE BANK PLACE
CORNER HUNTER AND PHILLIP STREETS
SYDNEY NSW 2000

Signature

I certify that the information in this form is true and complete.

name HOPKINS, IAN BRIAN

capacity AGENT

date 08/12/2006

Constitution of
Boart Longyear Holdings Limited
[ACN]

The Corporations Act

An unlisted public company limited by shares

Registered in Victoria

Allens Arthur Robinson
Deutsche Bank Place
Cnr Hunter & Phillip Streets
Sydney NSW 2000
Tel 61 2 9230 4000
Fax 61 2 9230 5333
www.aar.com.au

Constitution of
Boart Longyear Holdings Limited

Allens Arthur Robinson

Table of Contents

Constitution of
Boart Longyear Holdings Limited

Allens Arthur Robinson

Constitution of Boart Longyear Holdings Limited [ACN], a public company limited by shares

General

1. Definitions

The following definitions apply in this Constitution unless the context requires otherwise:

Chair means the person occupying the position of Chair or acting Chair of the Directors under rule 31.

Corporations Act means the *Corporations Act 2001* (Cth) and the Corporations Regulations.

Director means a person appointed or elected to the office of director of the company in accordance with this Constitution and, where appropriate, includes an alternate director.

Dividend includes an interim dividend.

person and words importing persons means any person including partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals.

Secretary means a person appointed as, or to perform the duties of, secretary of the company.

Securities includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity.

Shareholder Present means, in connection with a meeting, the shareholder present at the venue or venues for the meeting, in person or by proxy, by attorney or, where the shareholder is a body corporate, by representative.

2. Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless any contrary intention appears in this Constitution or the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(c) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(d) A word or phrase given a meaning in the Corporations Act has the same meaning in this Constitution.

3. Replaceable Rules

The replaceable rules contained in the Corporations Act do not apply to the company.

Capital

4. Issue of Securities

Without affecting any special rights conferred on the holders of any Securities, any Securities may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Directors may determine and on any terms the Directors consider appropriate.

5. Directors' Power to Issue Shares

Except as provided by contract or this Constitution to the contrary, all unissued shares are under the control of the Directors who may grant options on the shares, issue or otherwise dispose of the shares on the terms and conditions and for the consideration they think fit. An issue of shares of the same class as an existing class of shares is not to be considered to constitute a variation of the rights of the holders of shares in the existing class. Any Director or any person who is an associate of a Director may participate in any issue by the company of Securities.

6. Recognition of Third Party Interests

(a) Except as required by law, the company is not bound to recognise a person as holding a Security on any trust.

(b) Whether or not it has notice of the rights or interests concerned, the company is not bound to recognise:

  (i) any equitable, contingent, future or partial claim to, or interest in, any Security or unit of a Security; or

  (ii) any other right in respect of a Security,

  except an absolute right of ownership of the Security holder or as otherwise provided by this Constitution or by law.

7. Surrender of Securities

In their discretion, the Directors may accept a surrender of Securities by way of compromise of any question as to whether or not those Securities have been validly issued or in any other case where the surrender is within the powers of the company. Any Securities surrendered may be sold or re-issued in the same manner as forfeited shares.

8. Joint Holders

Where two or more persons are registered as the holders of any Securities, they are considered to hold the Securities as joint tenants with benefits of survivorship subject to the following provisions:

(a) the company is not bound to register more than three persons as the holders of the Securities;

(b) the joint holders of the Securities are liable severally as well as jointly in respect of all payments which ought to be made in respect of the Securities;

(c) on the death of any one of the joint holders, the remaining joint holders are the only persons recognised by the company as having any title to the Securities but the Directors may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the Securities;

(d) any one of the joint holders may give a receipt for any Dividend, bonus or return of capital payable to the joint holders in respect of the Securities;

(e) only the person whose name stands first in the Securities register as one of the joint holders of the Securities is entitled, if the company determines to issue certificates for Securities, to delivery of a certificate relating to the Securities or to receive notices from the company and any notice given to that person is considered notice to all the joint holders; and

(f) any one of the joint holders may vote at any meeting of the company either personally or by properly authorised representative, proxy or attorney, in respect of the Securities as if that joint holder was solely entitled to the Securities. If more than one of the joint holders are present personally or by properly authorised representative, proxy or attorney, only the vote of the joint holder whose name appears first in the Securities register counts.

Certificates for Securities

9. Certificates

Directors may determine to issue certificates for Securities of the company and to cancel any certificates on issue and to replace lost destroyed or defaced certificates on issue on the basis and in the form they determine from time to time.

Forfeiture and Lien

10. Liability to Forfeiture

(a) If a shareholder fails to pay any sum payable in respect of any shares, either for money payable on issue, calls or instalments, on or before the day for payment, the Directors may serve a notice on the shareholder requiring payment of the unpaid sum, together with interest accrued and all expenses of the company incurred by reason of the non-payment.

(b) The notice must:

(i) specify a day (not earlier than 14 days after the date of service of the notice) on or before which and a place where the payment required by the notice is to be made; and

(ii) state that, if payment is not made by the time and at the place specified, the shares in respect of which the call was made are liable to be forfeited.

11. Power to Forfeit

If the requirements of a notice served under rule 10 are not complied with, any share in respect of which the notice has been given may at any time afterwards, but before the payment required by the notice has been made, be forfeited by a resolution of the Directors in their discretion to that effect. The forfeiture includes all Dividends, interest and other money payable by the company in respect of the forfeited shares and not paid before the forfeiture.

12. Consequences of Forfeiture

A person whose shares have been forfeited:

(a) ceases to be a shareholder in respect of the forfeited shares at the time and on the date of the passing of the Directors' resolution approving the forfeiture;

(b) has no claims or demands against the company in respect of those shares;

(c) has no other rights incident to the shares except the rights that are provided by the Corporations Act or saved by this Constitution; and

(d) remains liable to pay to the company all money that, at the date of forfeiture, was payable by the person to the company in respect of the shares (including, if the Directors determine, interest from the date of forfeiture at the rate the Directors determine). The Directors may enforce the payment of the money or any part of the money for which the shareholder is liable as they determine.

13. Lien on Shares

(a) The company has a first and paramount lien on every share and on the proceeds of sale of every share for:

(i) any amount due and unpaid in respect of the share which has been called or is payable at a fixed time;

(ii) any amounts which remain outstanding on loans made by the company to acquire the share under an employee incentive scheme;

(iii) all amounts that the company may be called on by law to pay in respect of the share; and

(iv) reasonable interest and expenses incurred by the company in respect of the unpaid amounts.

(b) The Directors may at any time exempt a share wholly or in part from the provisions of this rule.

(c) The lien extends to all Dividends and entitlements declared in respect of the shares but, if the company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the company in respect of that claim. The Directors may retain those Dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the company in respect of which the lien exists.

(d) No person is entitled to exercise any rights or privileges as a shareholder until the shareholder has paid all calls and instalments of calls and other moneys (including interest) for the time being payable in respect of every share held by the shareholder.

(e) If any money is paid or payable by the company under any law, the company may refuse to register a transfer of any Securities by the shareholder or the shareholder's personal representative until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any Dividend, bonus or other money then due or payable by the company to the shareholder, until the excess is paid to the company.

(f) Nothing in this rule affects any right or remedy which any law confers on the company and any right or remedy is enforceable by the company whether against the shareholder or the shareholder's personal representative.

14. Notice of Forfeiture

When any share is forfeited, notice of the resolution of the Directors must be given to the shareholder in whose name the share was registered immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture must be made in the Securities register. Failure to give notice or make the entry as required by this rule does not invalidate the forfeiture. At any time before any forfeited share is sold or otherwise disposed of, the Directors may annul the forfeiture of the share on any condition they determine.

15. Disposal of Forfeited Shares

Any forfeited share is considered the property of the company and the Directors may sell or otherwise dispose of or deal with the share in any manner they determine and with or without any money paid on the share by any former holder being credited as paid up.

16. Sale of Shares to Enforce Lien

(a) For the purpose of enforcing a lien, the Directors may sell the shares which are subject to the lien in any manner they determine and with or without giving any notice to the shareholder in whose names the shares are registered. The Directors

may authorise a person to do everything necessary to transfer the shares sold to the purchaser of the shares.

(b) The validity of the sale of the shares may not be impeached by any person after the transfer has been registered, and the purchaser is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The purchaser is discharged from liability for any calls which may have been due before the purchase of those shares, unless otherwise agreed.

(e) The remedy of any person aggrieved by the sale is in damages only and against the company exclusively.

17. Application of Proceeds of Sale

The proceeds of a sale made under a lien may be applied by the company in payment of:

(a) first, the expenses of the sale; and

(b) second, that part of the amount in respect of which the lien exists as is presently payable.

Any residue is to be paid to the person entitled to the shares immediately prior to the sale, on delivery by that person of the certificate, if any, for the shares that have been sold.

18. Transfers After Forfeiture and Sale

(a) The company may:

   (i) receive the consideration (if any) given for a forfeited share on any sale or disposition of the share; and

   (ii) effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(b) On the completion of the transfer, the transferee is to be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

Call on Shares

19. Directors' Power to Make Calls

(a) Subject to the terms of issue of any shares, the Directors may make calls on the shareholders in respect of any money unpaid on the shares.

(b) The Directors may revoke or postpone a call.

(c) A call may be required to be paid by instalments.

(d) A call is made at the time of or as specified in the resolution of the Directors authorising the call.

(e) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any shareholder does not invalidate the call.

20. Interest on Unpaid Amounts

(a) If a sum called or otherwise payable to the company in respect of a share is not paid before or on the day for payment, the person from whom the sum is due must pay:

(i) interest on the sum from the due date to the time of actual payment at the rate determined by the Directors; and

(ii) any costs and expenses incurred by the company by reason of non-payment or late payment of the sum.

(b) The Directors may waive payment of some or all of the interest, costs and expenses under rule 20(a).

21. Differentiation Between Holders

The Directors may differentiate on the issue of shares between the holders as to the amount of calls to be paid and the times of payment.

Transfer of Securities

22. Transfers

(a) No transfer of any Securities may be registered unless a proper instrument of transfer, in writing in the usual or common form or in any form the Directors may prescribe or in a particular case accept, signed by the transferor and the transferee and properly stamped (if necessary) is delivered to the company (but the Directors may dispense with the execution of the instrument by the transferee if the Directors think fit).

(b) The transferor is considered to remain the holder of the Securities transferred until the name of the transferee is entered on the Securities register.

23. Directors may Refuse to Register

The Directors may in their discretion refuse to register any transfer of Securities and may decline to give their reasons and grounds for doing so.

24. Transfer and Certificate

(a) Every transfer must be left for registration at the registered office of the company or any other place the Directors determine. Unless the Directors otherwise determine

either generally or in a particular case, the transfer is to be accompanied by the certificate for the Securities to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Directors may require to prove the title of the transferor, the transferor's right to transfer the Securities, execution of the transfer or compliance with the provisions of any law relating to stamp duty.

(b) Subject to rule 24(a), on each application to register the transfer of any Securities or to register any person as the holder in respect of any Securities transmitted to that person by operation of law or otherwise, the certificate specifying the Securities in respect of which registration is required must be delivered to the company for cancellation and on registration the certificate is considered to have been cancelled.

(c) Each transfer which is registered may be retained by the company for any period determined by the Directors after which the company may destroy it.

Transmission of Securities

25. Transmission on Death

(a) Where a Security holder dies:

(i) the legal personal representatives of the deceased, where the Security holder was a sole holder or a joint holder holding as a tenant in common; and

(ii) the survivor or survivors, where the Security holder was a joint holder,

are the only persons recognised by the company as having any title to the Security holder's interest in the Securities of the company (as the case may be).

(b) Subject to the Corporations Act, the Directors may require evidence of a Security holder's death as they determine.

(c) This rule does not release the estate of a deceased joint holder from any liability in respect of any Security that had been jointly held by the holder with other persons.

26. Transmission by Operation of Law

A person (a ***transmittee***) who establishes to the satisfaction of the Directors that the right to any Securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the Securities or may (subject to the provisions in this Constitution relating to transfers) transfer the Securities. The Directors have the same right to refuse to register the transmittee as if the transmittee was the transferee named in a transfer presented for registration.

Alteration of Capital

27. Power to Alter Share Capital

The company may reduce or alter its share capital in any manner provided for by the Corporations Act. The Directors may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the company and, without limitation, may make provision for the issue of fractional certificates or the sale of fractions of shares and the distribution of net proceeds as they think fit.

General Meetings

28. General Meetings

(a) A Director may convene a general meeting of the company whenever the Director thinks fit.

(b) Any Director may cancel or postpone any meeting convened by that Director by notice in writing to all persons who were entitled to receive notice of that meeting, except where the cancellation or postponement would be contrary to the Corporations Act. Any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

29. Notice of General Meetings

A notice of a general meeting is to specify the place and time of the meeting, the general nature of the business to be transacted at the meeting and any other matters required by the Corporations Act. The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate any resolution passed at the meeting.

30. Quorum

(a) No business may be transacted at any general meeting except, subject to rule 31, the election of the Chair unless a quorum of shareholders is present at the time when the meeting proceeds to business.

(b) Except as otherwise provided in this Constitution, one Shareholder Present constitutes a quorum.

(c) If there is not a quorum at a general meeting within 30 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Chair or the Directors adjourn the meeting to a date, time and place determined by the Chair or the Directors. If no quorum is present at any adjourned meeting within 30 minutes after the time for the meeting, the meeting is dissolved.

31. Conduct of Meetings

(a) Subject to rule 31(b), the Chair of Directors or, in the Chair's absence, the deputy Chair is entitled to preside as Chair at every general meeting.

(b) Where a general meeting is held and:

(i) there is no Chair or deputy Chair; or

(ii) the Chair or deputy Chair is not present within 15 minutes after the time appointed for the meeting or does not wish to act as Chair of the meeting,

the Directors present may choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Shareholders Present may elect one of their number to be Chair of the meeting.

(c) The general conduct of each general meeting of the company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chair.

(d) The Chair may make rulings without putting the question (or any question) to the vote if the Chair considers action is required to ensure the orderly conduct of the meeting.

(e) At any time the Chair considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chair may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the Shareholders Present.

(f) Any determination by the Chair in relation to matters of procedure (including any procedural motions moved at, or put to, any meeting) or any other matter arising directly or indirectly from the business is final (including any procedural motions moved at, or put to, any meeting). Any challenge to a right to vote (whether on a show of hands or on a poll) or to a determination to allow or disregard to vote may only be made at the meeting and may be determined by the Chair whose decision is final.

(g) If a person purports to cast a vote in contravention of the Corporations Act, the Chair may determine that the vote be disregarded and treated as not having been cast.

(h) Nothing contained in this rule limits the powers conferred on a Chair by law.

32. Adjournments

During the course of the meeting the Chair may adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting to be held at the time and place determined by the Chair. If the Chair exercises a right of adjournment of a meeting under this rule, the Chair has the sole discretion to decide whether to seek the approval of the Shareholders Present to the

adjournment and, unless the Chair exercises that discretion, no vote may be taken by the Shareholders Present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

33. Voting at General Meetings

(a) Each question submitted to a general meeting is to be decided by a show of hands of the Shareholders Present and entitled to vote, unless a poll is demanded.

(b) Unless a poll is demanded, a declaration by the Chair following a vote on a show of hands that a resolution has been passed or lost is conclusive.

(c) A poll may be demanded by a shareholder in accordance with the Corporations Act (and not otherwise) or by the Chair. No poll may be demanded on the election of a Chair of a meeting or, unless the Chair otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn.

34. Special Meetings

All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held under the operation of this Constitution or the Corporations Act.

35. Procedure for Polls

(a) When demanded, a poll may be taken in the manner and at the time the Chair directs.

(b) The result of a poll may be announced in the manner and at the time (whether during the relevant meeting or afterwards) as the Chair considers appropriate.

(c) The result of the poll is the resolution of the meeting at which the poll was demanded.

(d) The demand for a poll does not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

36. Chair has Casting Vote

In the case of equality of votes on a show of hands or on a poll, the Chair of the meeting has a casting vote in addition to any vote to which the Chair may be entitled as a shareholder or as a proxy, attorney or properly appointed representative of a shareholder.

37. Representation and Voting of Shareholders

Subject to this Constitution and any rights or restrictions for the time being attached to any class or classes of shares:

(a) at meetings of shareholders or classes of shareholders each shareholder entitled to attend and vote may attend and vote in person or by proxy, by attorney or (where the shareholder is a body corporate) by representative;

(b) on a show of hands:

(i) subject to rule 37(b)(ii) and (iii), each Shareholder Present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

(iii) where a person is entitled to vote because of rule 37(b)(i) in more than one capacity, that person is entitled only to one vote; and

(c) on a poll, only Shareholders Present may vote and every Shareholder Present having the right to vote on the resolution has:

(i) one vote for each fully paid share they hold; and

(ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that shareholder's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion.

38. Restriction on Voting Rights

A shareholder is not entitled to attend or vote at a general meeting unless all calls and other sums presently payable by the shareholder in respect of shares have been paid.

39. Form of Proxy

(a) A shareholder who is entitled to attend and vote at a meeting of the company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Corporations Act but not otherwise. A proxy appointed in accordance with the Corporations Act to attend and vote may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Corporations Act but not otherwise.

(b) A form of appointment of a proxy is valid if it is in accordance with the Corporations Act or in any form (including electronic) which the Directors may prescribe or accept.

(c) Any appointment of proxy under this rule 39 which is incomplete may be completed by the Secretary on the authority of the Directors and the Directors may authorise

completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

(d) Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the registered office and validated by the shareholder if there is compliance with the requirements set out in the notice.

40. Validity of Proxies

(a) A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

(i) the previous death or unsoundness of mind of the principal;

(ii) the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

(iii) the transfer of the share in respect of which the instrument or power is given,

if no notice in writing of the death, unsoundness of mind, revocation or transfer (as the case may be) has been received by the company at its registered office at least 48 hours (or any shorter period as the Directors may permit or specified by the Corporations Act) before the commencement of the meeting, or adjourned meeting at which the instrument is used or the power is exercised.

(b) A proxy is not revoked by the principal attending and taking part in the meeting unless the principal actually votes at the meeting on a resolution for which the proxy is proposed to be used.

(c) Voting instructions given by a shareholder to a Director or employee of the company who is appointed as proxy (***Company Proxy***) are valid only if contained in the form of appointment of the Company Proxy or, in the case of new instructions or variations to earlier instructions, the new or varied instructions are only valid if either they are received at the registered office of the company at least 48 hours before the meeting or adjourned meeting by a notice in writing signed by the shareholder or they are otherwise validated by the shareholder in a manner acceptable to the Directors in their discretion prior to the commencement of the meeting.

Appointment, Removal and Remuneration Of Directors

41. Appointment and Removal

(a) The number of Directors (not including alternate Directors) must be not less than three unless otherwise determined by general meeting. Each Director is to be a natural person.

(b) (i) The Directors may at any time; and

(ii) the Shareholders Present at a general meeting may by ordinary resolution of which at least 21 days notice has been given,

appoint any person as a Director either to fill a casual vacancy or as an addition to the board of Directors.

42. Remuneration

(a) The Directors are to be paid for their services as Directors.

(b) As remuneration for services, each Director is to be paid out of the funds of the company a sum per annum (accruing from day to day) determined by the company in general meeting. The Directors may determine to suspend, reduce or postpone payment of any remuneration if it thinks fit. The expression ***remuneration*** in this rule does not include any amount which may be paid by the company under any of rules 42(d), 42(e), 44 and 71.

(c) A Director who is remunerated as an executive Director will not be paid fees under paragraphs (a) and (b).

(d) The Directors are also entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, general meeting of the company or otherwise in connection with the business or affairs of the company.

(e) If any Director, with the approval of the Directors, performs extra services or makes any special exertions for the benefit of the company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors determine having regard to the value to the company of the extra services or special exertions. Any special or additional remuneration must not include a commission on or percentage of profits or operating revenue or turnover.

(f) An executive Director may be appointed on terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

(g) Subject to the Corporations Act, Director may be engaged by the company in any other capacity (other than auditor) and may be appointed on terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

43. Vacation of Office

(a) In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(i) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(ii) resigns by notice in writing to the company;

(iii) is absent without the consent of the Directors from meetings of the Directors held during a continuous period of 6 months; or

(iv) dies.

(b) The office of a Director who is an employee of the company or any of its subsidiaries is terminated on the Director ceasing to be employed but the person concerned is eligible for reappointment or re-election as a Director of the company.

44. Retirement Allowance for Directors

(a) The company may pay, provide or make any payment, pension, retiring allowance or other benefit (whether in the form of shares in the company, shares in any other corporations or otherwise) to any Director of the company or any other person in connection with the Director's retirement, resignation from or loss of office or death while in office.

(b) Subject to rule 44(a) the Directors may:

(i) make contracts or arrangements with a Director or a person about to become a Director of the company under which the Director or any person nominated by the Director is paid or provided with a payment, pension, retiring allowance or other benefit (whether in the form of shares in the company, shares in any other corporation or otherwise) on or after the Director or person about to become a Director ceases to hold office for any reason; and

(ii) establish any fund or scheme to provide payments, pensions, retiring allowances or other benefits (whether in the form of shares in the company, shares in any other corporation or otherwise) for:

(A) Directors, on them ceasing to hold office; or

(B) any person including a person nominated by the Director, in the event of the Director's death while in office,

and from time to time pay to the fund or scheme any sum as the company considers necessary to provide those benefits.

(c) Without limiting rules 44(a) and 44(b), the company may pay superannuation contributions for each Director to the extent necessary for the avoidance or minimisation of any penalty, charge, tax, or other impost on the company under any applicable legislation which imposes a penalty, charge, tax or other impost on employers if a minimum level of superannuation contributions is not paid for an employee (within the meaning of the legislation).

(d) The company may authorise any subsidiary to make a similar contract or arrangement with its directors and maintain any fund or scheme, whether or not all or any of the directors of the subsidiary are also Directors of the company.

45. Directors May Lend to the Company

Any Director may lend money to the company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the company

and underwrite or guarantee the subscription of Securities of the company or of any corporation in which the company may be interested without being disqualified in respect of the office of Director and without being liable to account to the company for the commission or profit.

46. Alternate Director

Subject to this Constitution, each Director may appoint any person approved by a majority of the other Directors to act as an alternate Director in the Director's place, either for a stated period or until the happening of a specified event, whenever by absence or illness or otherwise the Director is unable to attend to duties as a Director. The appointment must be in writing and signed by the Director and a copy of the appointment must be given to the registered office or to a meeting of the Directors. The appointment takes effect on approval by a majority of the other Directors or, where the approval has been granted, at any later time specified in the appointment. The following provisions apply to any alternate Director:

(a) the appointment of the alternate Director is terminated or suspended on receipt at the registered office of notice in writing from the Director by whom the alternate Director was appointed;

(b) the alternate Director is entitled to receive notice of meetings of the Directors and to attend and vote at the meetings if the Director by whom the alternate Director was appointed is not present;

(c) the alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties of a Director, to the extent the Director by whom the alternate Director was appointed has not exercised or performed them or they have not been limited by the instrument appointing the alternate Director;

(d) the alternate Director is not, unless the Directors otherwise determine, (without affecting the right to reimbursement for expenses under rule 42(d)) entitled to receive any remuneration as a Director from the company, and any remuneration (not including remuneration authorised by the Director or reimbursement for expenses) paid to the alternate Director by the company is to be deducted from the remuneration of the Director by whom the alternate Director was appointed;

(e) the office of the alternate Director is terminated on the death of, or termination of office by, the Director by whom the alternate Director was appointed;

(f) the alternate Director is not to be taken into account in determining the number of Directors or rotation of Directors; and

(g) the alternate Director is, while acting as a Director, responsible to the company for the alternate Director's own acts and defaults and is not the agent of the Director by whom the alternate Director was appointed.

Managing Director and Powers of Directors

47. Appointment of a Managing Director

(a) The Directors may appoint one or more Directors to the office of Managing Director for the period and on the terms as they determine. Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment, with or without cause.

(b) A Managing Director's appointment automatically terminates if the Managing Director ceases for any reason to be a Director.

48. Powers of Directors and Managing Director

(a) The business of the company is managed by the Directors, who may exercise all powers of the company which are not, by the law or this Constitution, required to be exercised by the company in general meeting.

(b) The Directors may, on the terms and conditions and with any restrictions as they determine, delegate to a Managing Director any of the powers exercisable by them and may at any time withdraw, suspend or vary any of those powers conferred on the Managing Director.

Proceedings of Directors

49. Proceedings

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they determine.

(b) Until otherwise determined by the Directors, two Directors form a quorum. Notice of meeting of the Directors may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or at any other address given to the Secretary by the Director or by any technology agreed by all the Directors.

50. Meetings by Technology

(a) For the purposes of the Corporations Act, each Director, by consenting to be a Director (or by reason of the adoption of this Constitution), consents to the use of each of the following technologies for holding a Directors meeting:

(i) video;

(ii) telephone;

(iii) electronic mail;

(iv) any other technology which permits each Director to communicate with every other Director; or

(v) any combination of these technologies.

A Director may withdraw the consent given under this rule in accordance with the Corporations Act.

(b) Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i) the participating Directors are, for the purpose of every provision of this Constitution concerning meetings of the Directors, taken to be assembled together at a meeting and to be present at that meeting; and

(ii) all proceedings of those Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were physically present in the one location.

51. Chair of Directors

(a) The Directors may elect one of their number as their Chair and may decide the period for which the Chair is to hold office as Chair. References to the Chair in this Constitution include, in the absence of the Chair, the deputy Chair (unless the context otherwise requires).

(b) Where a meeting of Directors is held and:

(i) a Chair has not been elected as provided by rule 51(a); or

(ii) the Chair is not present at the time appointed for the holding of the meeting or does not wish to Chair the meeting,

the Directors present may elect one of their number to be Chair of the meeting.

52. Directors' Voting Rights and Exercise of Powers

(a) Subject to this Constitution, questions arising at a meeting of Directors are decided by a majority of votes of Directors present and voting.

(b) In the case of an equality of votes at a meeting of Directors, the Chair of the meeting does not have a casting vote in addition to the Chair's deliberative vote.

(c) Subject to rule 53 and the Corporations Act, a Director:

(i) who has an interest in a matter may vote in respect of that matter if it comes before the Directors and be counted as part of the quorum;

(ii) may enter into contracts with, or otherwise have dealings with, the company; and

(iii) may hold other offices in the company.

(d) A Director is not disqualified from the Director's office by contracting with the company or any related body corporate of the company in any capacity by reason of holding the office of Director.

(e) A Director is not liable to account to the company for any profit realised by any contract or arrangement, by reason only of holding the office of Director or of the fiduciary relationship established by the office.

(f) Subject to the Corporations Act, a Director or any person who is an associate of a Director may participate in any issue by the company of financial products.

(g) Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

53. Material Personal Interests

In relation to a contract or arrangement in which a Director has a material personal interest:

(a) the fact that the Director signed the document evidencing the contract or arrangement will not in any way affect its validity;

(b) a contract or arrangement made by the company or any related body corporate with a Director may not be avoided merely because the Director is a party to the contract or arrangement or otherwise interested in it; and

(c) the Director will not be liable to account to the company for any profit derived in respect of the contract or arrangement merely because of the Director's office or the fiduciary relationship it entails.

(d) Nothing in this clause affects the duty of a Director:

(i) who holds any office or possesses any property whereby, directly or indirectly, duties or interests might be created in conflict with the Directors' duties or interests as a Director, to declare at a meeting of Directors, the fact and the nature, character and extent of the conflict; or

(ii) to comply with the Corporations Act.

54. Committees

(a) The Directors may delegate any of their powers to committees consisting of any one or more Directors or any other person or persons as the Directors think fit. In the exercise of delegated power, any committee formed or person or persons appointed to the committee must conform to any regulations that may be imposed by the Directors. A delegate of the Directors may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

(b) The meetings and proceedings of any committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Directors so far as they are applicable and are not in conflict with or superseded by, any regulations made by the Directors under rule 55(a).

(c) Nothing in this rule 54 limits the power of the Directors to delegate.

55. Written Resolutions

A resolution in writing signed by all Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Directors) is a valid resolution of the Directors and is effective when signed by the last of all the Directors. For the purpose of this rule the references to ***Directors*** include any alternate Director for the time being present in Australia who is appointed by a Director for the time being not present in Australia but do not include any other alternate Director. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is considered a document in writing signed by the Director and is deemed to be signed when received in legible form.

56. Defects in Appointments

(a) All actions at any meeting of the Directors or by a committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been properly appointed and was qualified and continued to be a Director or a member of the committee.

(b) If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

57. Secretaries

(a) A Secretary of the company holds office on the terms and conditions as to remuneration and otherwise, as the Directors decide.

(b) The Directors may at any time terminate the appointment of a Secretary.

58. Other Officers

(a) The Directors may from time to time:

(i) create any other position or positions in the company with the powers and responsibilities as the Directors may from time to time confer; and

(ii) appoint any person, whether or not a Director, to any position or positions created under rule 58(a)(i).

(b) The Directors may at any time terminate the appointment of a person holding a position created under rule 58(a)(i) and may abolish the position.

Seals

59. Seals and their Use

The company may have a common seal and a duplicate common seal which are to be used by the company as determined by the Directors.

Dividends, Interest and Reserves

60. Powers to Determine Dividends and Pay Interest

(a) Subject to any special rights or restrictions attached to any shares, the Directors may from time to time determine that a Dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares or other Securities in another body corporate (or any combination of them).

(b) No Dividend bears interest against the company.

61. Crediting of Dividends

(a) Subject to any special rights or restrictions attached to any shares, every Dividend is to be paid according to the amounts paid or credited as paid on the shares.

(b) An amount paid or credited as paid on a share in advance of a call is not taken for the purposes of rule 61(a) to be paid or credited as paid on the share.

(c) Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that Dividends are to be paid out of a particular source or particular sources, and in those circumstances the Directors may in their absolute discretion:

  (i) allow each or any shareholder to elect from which specified sources that particular shareholder's Dividend may be paid by the company; and

  (ii) where elections are permitted and any shareholder fails to make an election, identify the particular source from which Dividends are payable.

62. Deduction of Unpaid Amounts

The Directors may apply any part of any Dividend otherwise payable to a shareholder towards satisfaction of all sums of money presently payable by the shareholder to the company on account of calls or otherwise in relation to shares in the company.

63. Distributions in Kind

If the Directors have determined to pay a Dividend or to return capital by a reduction of capital, a buy-back or otherwise, wholly or partly by the distribution of specific assets (including by the issue of shares or other financial products or by the transfer of shares or financial products), the Directors may do one or more of the following:

(a) if a difficulty arises in regard to that distribution, settle the matter as they determine and fix the value for distribution of the specific assets or any part of those assets;

(b) decide that cash payments may be made, and make the payments to any shareholders on the basis of the value fixed by them in order to appropriately adjust the rights of all shareholders as the Directors determine in their discretion;

(c) vest any specific assets in trustees; and

(d) authorise any person to make, on behalf of all the shareholders entitled to any financial products, an agreement with the company (or other relevant body corporate) providing for the issue or transfer to them of any further financial products and, in executing the document, the officer acts as agent and attorney for the shareholders.

64. Payment of Distributions

(a) Any Dividend, interest or other money payable in cash in respect of Securities may be paid by any of the following means, in the company's discretion, at the sole risk of the intended recipient:

(i) by cheque sent through the post directed to:

(A) the address of the Security holder as shown in the Securities register or, in the case of joint holders, to the address shown in the Securities register as the address of the joint holder first named in that Securities register; or

(B) to any other address as the Security holder or joint holders in writing directs or direct; or

(ii) by electronic funds transfer to an account with a bank or other financial institution nominated by the Security holder and acceptable to the company; or

(iii) by any other means determined by the Directors; or

otherwise be disposed of according to law.

(b) Payments of Dividends and other distributions by the company may be made in Australian dollars or any other currency determined by the Directors in their discretion. Payments in different currencies may be made to different Security holders as determined by the Directors in their discretion. If a payment is made in a currency other than Australian dollars the Directors may determine in their discretion the appropriate exchange rate and the time of calculation to calculate the

amount payable in the relevant currency. The determinations of the Directors are, in the absence of manifest error, final.

(c) Subject to law, all Dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the company until claimed or otherwise disposed of according to law.

Capitalisation of Profits

65. Capitalisation of Profits

(a) The company in general meeting or the Directors may resolve:

(i) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to Security holders; and

(ii) that the sum referred to in rule 65(a)(i) be applied, in any of the ways mentioned in rule 65(b), for the benefit of Security holders in full satisfaction of their interest in the capitalised sum, in the proportions to which those Security holders would have been entitled in a distribution of that sum by way of Dividend or if there is no proportional entitlement, as the Directors determine.

(b) The ways in which a sum may be applied for the benefit of Security holders under rule 65(a) are:

(i) in paying up any amounts unpaid on Securities held by Security holders;

(ii) in paying up in full unissued Securities to be issued to Security holders as fully paid;

(iii) partly as mentioned in rule 65(b)(i) and partly as mentioned in rule 65(b)(ii); or

(iv) any other application permitted by law.

(c) Where the conditions of issue of a partly paid Security provide, the holder is entitled to participate in any application of a sum under rule 65(b) to a greater extent than would have been the case had those funds been distributed by Dividend but not to any greater extent than permitted by the terms of issue.

(d) The Directors may do all things they consider necessary to give effect to the resolution and, in particular, to the extent they consider necessary to adjust the rights of the Security holders amongst themselves, may:

(i) fix the value for distribution of the specific assets or any part of those assets;

(ii) issue fractional certificates or make cash payments in cases where Securities become issuable in fractions or determine that fractions may be disregarded or that any fractional entitlements are to be increased to the next whole number;

(iii) vest any cash or specific assets in trustees on trust for the persons entitled as they determine; and

(iv) authorise any person to make, on behalf of all the Security holders entitled to any further Securities on the capitalisation, an agreement with the company providing for the issue to them, credited as fully paid up, of any further Securities or for the payment by the company on their behalf the amounts or any part of the amounts remaining unpaid on their existing Securities by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the Security holders concerned.

Notices

66. Notices Generally

(a) Any Security holder who has not left at or sent to the registered office, a place of address or an electronic mail address (for registration in the register) at or to which all notices and documents of the company may be served or sent is not entitled to receive any notice.

(b) A notice may be given by the company to any Security holder by, in its discretion:

(i) serving it on the Security holder personally;

(ii) sending it by post to the Security holder or leaving it at the Security holder's address as shown in the Securities register or the address supplied by the Security holder to the company for the giving of notices;

(iii) sending it to the fax number supplied by the Security holder to the company for the giving of notices;

(iv) sending it electronically to the electronic mail address given by the Security holder to the company for giving notices; or

(v) serving it in any manner contemplated in this rule 66(b) on a Security holder's attorney as specified by the Security holder in a notice given under rule 66(c).

(c) By written notice to the Secretary left at or sent to the registered office or Securities registry, a Security holder may request that all notices to be given by the company or the Directors be served on the Security holder's attorney at an address specified in the notice and the company may do so in its discretion.

(d) Notice to a Security holder whose address for notices is outside Australia may be sent by airmail, air courier, fax or electronic mail.

(e) Any notice sent by post is considered to have been served at the expiration of 24 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a Security holder personally or left at the Security holder's registered address is considered to have been served when

delivered. Any notice served on a Security holder by facsimile or other electronic transmission is considered to have been served when the transmission is sent.

(f) Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any Securities is bound by every notice which, prior to the person's name and address being entered in the Securities register in respect of the Securities, was properly given to the person from whom the person derived title to those Securities.

(g) A notice served in accordance with this Constitution is (despite the fact that the Security holder is then dead and whether or not the company has notice of the Security holder's death) considered to have been properly served in respect of any registered Securities, whether held solely or jointly with other persons by the Security holder, until some other person is registered in the Security Holder's place as the holder or joint holder. The service is sufficient service of the notice or document on the Security holder's personal representative and any persons jointly interested with the Security holder in the Securities.

Winding Up

67. Winding Up

(a) If the company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in kind any part of the assets of the company, and may vest any part of the assets of the company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(b) Any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Corporations Act relating to the sale or transfer of the company's assets by a liquidator in a voluntary winding up.

(c) If any shares to be divided in accordance with rule 67(b) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within 10 business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

Indemnity

68. Indemnity of Officers, Insurance and Access

(a) The company is to indemnify each officer of the company out of the assets of the company to the relevant extent against any liability incurred by the officer in or arising out of the conduct of the business of the company or in or arising out of the discharge of the duties of the officer.

(b) Where the Directors consider it appropriate, the company may execute a documentary indemnity in any form in favour of any officer of the company or a subsidiary.

(c) Where the Directors consider it appropriate, the company may:

(i) make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the company or a subsidiary against any liability incurred by the officer in or arising out of the conduct of the business of the company or a subsidiary or in or arising out of the discharge of the duties of the officer; and

(ii) bind itself in any contract or deed with any officer of the company or a subsidiary to make the payments.

(d) Where the Directors consider it appropriate, the company may:

(i) give a former Director access to certain papers, including documents provided or available to the Directors and other papers referred to in those documents; and

(ii) bind itself in any contract with a Director or former Director to give the access.

(e) In this rule 68:

(i) ***officer*** means:

(A) a Director or secretary, executive officer or employee; or

(B) a person appointed as a trustee by, or acting as a trustee at the request of, the company,

and includes a former officer.

(ii) ***duties of the officer*** includes, in any particular case where the Directors consider it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the company or, where applicable, the subsidiary of the company to any other corporation.

(iii) ***to the relevant extent*** means:

(A) to the extent the company is not precluded by law from doing so;

(B) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by

another person (including, but without limitation, a subsidiary or an insurer under any insurance policy); and

(C) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.

(iv) ***liability*** means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body.

69. Wholly Owned Subsidiary

At any time when the company is a wholly-owned subsidiary of another body corporate (the ***Holding Company***) each Director is authorised to act in the best interests of the Holding Company.

Constitution of
Boart Longyear Holdings Limited

Allens Arthur Robinson

Consent to Terms of this Constitution

Each of the people named below as a shareholder consents to becoming a shareholder of the company, agrees to the terms of this Constitution and agrees to take up the number of the class of shares set out against the shareholder's name for the amount specified which will be fully paid on registration.

Name and signature of shareholder	Number and class of shares the shareholder agrees to take	Amount paid per share	Amount unpaid per share
Nicholas Atkins	1 Ordinary	$1.00	$0.00
Robin Bishop	1 Ordinary	$1.00	$0.00

Dated: December 2006

Executed by Nicholas Atkins:

Signature

Date

Executed by Robin Bishop:

Signature

Date

registered agent number 268
lodging party or agent name ALLENS ARTHUR ROBINSON CORPORATE ADVISOR

address 'LEVEL 4 DEUTSCHE BANK PLACE'
CORNER HUNTER & PHILLIP STS
SYDNEY NSW 2000

DX no DX location

Electronic lodgement

Document No. **5E1641597**

Lodgement date/time 02/01/2007 08:12:37
Message trace no. 21879

Australian Securities and Investments Commission
Application for
registration as an Australian company

form 201
Corporations Act 2001

Application

I/We apply for registration of the company under the Corporations Act 2001, and nominate as the State or Territory in which the company will be taken to be registered. VIC

Proposed details of the company

Does the company have a proposed company name? yes [X] no [ ]

If yes, proposed company name BOART LONGYEAR HOLDINGS LIMITED

Name reservation number (if any) 5E1630567

If no, the company name on registration will be its Australian Company Number (ACN). Legal elements to apply:

Is the proposed name identical to a registered business name(s)? yes [ ] no [ ]

If yes, provide business name(s) registration details

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

type and class of company

type of company	class of company
[ ] proprietary company	[ ] limited by shares
	[ ] unlimited with share capital
[X] public company	[X] limited by shares
	[ ] limited by guarantee
	[ ] unlimited with share capital
	[ ] no liability

governance of a public company

Will the company rely entirely on replaceable rules? yes [ ] or
Does the company have a constitution? yes [X]

A proposed public company which has adopted a 'constitution' must lodge a copy of the constitution with this application

If the proposed company is to be a public company **limited by guarantee**, state the amount of the guarantee that each member agrees to.

The amount of the member's guarantee is: $

registered office

LEVEL 7
1 MARTIN PLACE
SYDNEY NSW 2000

Does the company occupy these premises? yes [X] no [ ]

if no, name of occupier

[ ] *The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.*

office hours
(public company)

(a) [ ] Registered office is open to the public each business day from at least 10am to 12 noon and 2pm to 4pm

(b) [X] Registered office is open to the public each business day for at least 3 hours between 9pm to 5pm

if (b), insert hours open 09:00 close 17:00

principal place of business in Australia

LEVEL 7
1 MARTIN PLACE
SYDNEY NSW 2000

Ultimate Holding Company

[ ] Yes

Company Name

ACN/ARBN/ABN

Country of incorporation

[X] No

Director and Secretary Details

name	ATKINS, NICHOLAS SPALDING
address	14 HORNBY STREET BEAUMARIS VIC 3193
birth details	14/04/1958 MELBOURNE VIC
office	DIRECTOR
name	BISHOP, ROBIN MICHAEL
address	6 GURNER STREET ST KILDA VIC 3182
birth details	28/05/1970 TORONTO, ONTARIO CANADA
office	DIRECTOR
name	HOPKINS, IAN BRIAN
address	14 CHERYL CRESCENT NEWPORT NSW 2106
birth details	14/02/1946 SYDNEY NSW
office	SECRETARY
name	UPFOLD, ROBERT NEIL
address	37 OLIVER ROAD ROSEVILLE NSW 2069
birth details	27/01/1954 NEWCASTLE NSW
office	DIRECTOR

Share Structure Table

class code	title	total number issued	total amount paid	total amount unpaid
ORD	ORDINARY	2	2.00	0.00

Members

Members full name and address	class of share	No of shares taken up	Amount agreed to pay per share	total $ paid on these shares	amount unpaid per share	total $ unpaid on these shares	are shares fully paid	are shares beneficially owned
shareholding	ORD	1	1.00	1.00	0.00	0.00	Y	Y
member name	ATKINS, NICHOLAS SPALDING							
address	14 HORNBY STREET BEAUMARIS VIC 3193							
	ORD	1	1.00	1.00	0.00	0.00	Y	Y
	BISHOP, ROBIN MICHAEL							
	6 GURNER STREET ST KILDA VIC 3182							

Shares issued other than for cash

For a public company that is limited by shares or is an unlimited company; will any shares be issued for a non-cash consideration? yes [ ] no [X]

If **yes** and the issue of shares is not under a written contract, then attach to this application a **form 208** giving details of the prescribed particulars about the share issue; **OR,**

If **yes** and the shares will be issued under a written contract, then attach a copy of the contract to this application plus a **Form 207Z** certifying compliance with stamp duty law

Details of the applicant

name of applicant ALLENS ARTHUR ROBINSON CORPORATE ADVISORY PTY LTD

address of applicant LEVEL 4, DEUTSCHE BANK PLACE
CORNER HUNTER AND PHILLIP STREETS
SYDNEY NSW 2000

I apply for the registration of a company on the basis of the information in this form and any attachments. I have the necessary consents and agreements referred to in this application concerning the members and officeholders and I shall give the consents and agreements to the company after the company becomes registered. The information provided in this application and in any annexures is true and correct at the time of signing.

Signature

name HOPKINS, IAN BRIAN

capacity AGENT date 02/01/2007

ASIC registered agent number: 269 - Sydney
lodging party or agent name: Allens Arthur Robinson
office, level, building name or PO Box no: Level 4
street number & name: Corner Hunter and Phillip Streets
suburb/city: Sydney state/territory: NSW postcode: 2000
telephone: (02) 9230 4000
facsimile: (02) 9230 5333
DX number: suburb/city
Ref

205 AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
023346792

ASS ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **205**

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

Company name: Boart Longyear Holdings Limited
ACN: 123 052 728

RECEIVED 14 FEB 2007 ASIC SSC

Subject(s) of the resolution
(tick boxes which apply)

157(2)	change of company name	☒ A
162(3)	change from public company to proprietary company	☐ B
162(3)	change from proprietary company to public company	☐ C
162(3)	change from no-liability company to company limited by shares	☐ F
162(3)	change from limited company to unlimited company	☐ G
162(3)	change from unlimited company to limited company	☐ H
162(3)	change from company limited by guarantee to company limited by shares	☐ AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐ AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐ AC
162(3)	change from limited (mining) company to a no-liability company	☐ X
136(5)	alteration of constitution	☐ J
491(1)	voluntary winding up by members	☐ L
491(1)	voluntary winding up by creditors	☐ M
461(2)	company resolved to be wound up by Court	☐ AD
506(1B)	powers & duties of liquidator (voluntary)	☐ AF
507(11)	company's arrangement with liquidator	☐ AG
510(1A)	binding arrangements on company/ creditors	☐ AH
	other	☐ R
	section number	
	brief description	

Details of the resolution (tick the appropriate box & provide details)

date of meeting 12 / 2 / 2007

The resolution ☒ set out below
~~☒~~ in the attached annexure marked " " (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

THAT the name of the Company be changed to Boart Longyear Limited

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☒ no

If yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct

print name: Nicholas Atkins capacity: Director

sign here: [signature] date 12 / 2 / 2007

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. **1E2938457**

Lodgement date/time: 21-02-2007 10:27:49
Reference Id 74701935 Trace No. : 22145

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
BOART LONGYEAR LIMITED
Australian Company Number (ACN)
123 052 728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ALLENS ARTHUR ROBINSON CORPORATE ADVISORY PTY LTD
ASIC registered agent number (if applicable)
268

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
IAN BRIAN HOPKINS
Capacity
SEC
Signature

Date signed
21-02-2007

Form 484 - Change to company details
BOART LONGYEAR LIMITED ACN 123052728

B1 Cease company officeholder

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details
Role(s)
Director - Cessation Date: 21-02-2007
The name of the ceased officeholder is:

Given names **NICHOLAS SPALDING**
Family name **ATKINS**

Birth Details
Date of Birth **14-04-1958**
City/town of Birth **MELBOURNE**
State (if born in Australia) **Vic**
Country of Birth **Australia**

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details
Role(s)
Director - Cessation Date: 21-02-2007
The name of the ceased officeholder is:

Given names **ROBIN MICHAEL**
Family name **BISHOP**

Birth Details
Date of Birth **28-05-1970**
City/town of Birth **TORONTO, ONTARIO**
Country of Birth **CANADA**

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details
Role(s)
Director - Cessation Date: 21-02-2007
The name of the ceased officeholder is:

Given names **ROBERT NEIL**
Family name **UPFOLD**

Birth Details
Date of Birth **27-01-1954**
City/town of Birth **NEWCASTLE**
State (if born in Australia) **NSW**
Country of Birth **Australia**

B2 Appoint company officeholder

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details
Role(s)
Director - Appointment Date: 21-02-2007
The name of the appointed officeholder is:

Given names **GRAHAM JOHN**

Family name **BRADLEY**

Birth Details
Date of Birth **20-07-1948**
City/town of Birth **SYDNEY**
State (if born in Australia) **NSW**
Country of Birth **Australia**

Residential Address

Address
10 BURROWAY STREET NEUTRAL BAY
NSW 2089
Australia

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details
Role(s)
Director - Appointment Date: 21-02-2007
The name of the appointed officeholder is:

Given names **BRUCE ROBERT**

Family name **BROOK**

Birth Details
Date of Birth **29-04-1955**
Country of Birth **SOUTH AFRICA**

Residential Address

Address
156 WEBB STREET WARRANDYTE VIC
3113
Australia

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details
Role(s)
Director - Appointment Date: 21-02-2007
The name of the appointed officeholder is:

Given names **GEOFFREY ARTHUR**

Family name **HANDLEY**

Birth Details
Date of Birth **23-02-1950**
City/town of Birth **SYDNEY**
State (if born in Australia) **NSW**
Country of Birth **Australia**

Residential Address

Address
23 GILBERT STREET DOVER HEIGHTS
NSW
2030
Australia

Officer
This section shows the appointment of

Officeholder Appointment Details
Role(s)

a company officeholder

Director - Appointment Date: 21-02-2007
The name of the appointed officeholder is:

Given names **DAVID RAY**

Family name **MCLEMORE**

Birth Details
Date of Birth **30-12-1947**
Country of Birth **UNITED STATES**

Residential Address

Address
**1900 PRESTON ROAD SUITE 267 PMB 256
PLANO, TEXAS 75093
UNITED STATES**

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 21-02-2007
The name of the appointed officeholder is:

Given names **PETER BLIGH**

Family name **ST GEORGE**

Birth Details
Date of Birth **23-07-1946**
Country of Birth **SOUTH AFRICA**

Residential Address

Address
**2D TARRANT AVENUE BELLEVUE HILL
NSW
2023
Australia**

Allens Arthur Robinson

Lu: 25944835

ABN 47 702 595 758
Deutsche Bank Place
Corner Hunter and Phillip Streets
Sydney NSW 2000
Australia
Tel 61 2 9230 4000
Fax 61 2 9230 5333
Correspondence
GPO Box 50
Sydney NSW 2001
DX 105 Sydney
www.aar.com.au

1 March 2007

Australian Securities & Investments Commission
Level 18
No. 1 Martin Place
Sydney NSW 2000

By Hand

Dear Sir/Madam

Boart Longyear Limited - Prospectus

We act for Boart Longyear Limited (***Boart Longyear***).

Pursuant to section 718 of the Corporations Act, Boart Longyear lodges with ASIC three signed copies of a prospectus relating to an initial public offer of ordinary shares by Boart Longyear.

Also enclosed are:

1. an ASIC Form CF07 to which is attached the Appendix to the Prospectus that is incorporated by reference pursuant to section 712 of the Corporations Act. We have also attached two further copies of the Appendix;
2. a CD ROM which contains an electronic copy of the Prospectus and the Appendix;
3. a cheque for $2,010 in payment of the prescribed fees; and
4. an ASIC Form 764 (for OFFERlist entry).

Please contact Stuart McCulloch if you have any queries regarding the Prospectus.

Yours sincerely

Stuart McCulloch

Stuart McCulloch
Partner
Stuart.Mcculloch@aar.com.au
Tel 61 2 9230 4420

Encl

PMR2007/5030

Our Ref SWMS 205771041:205771041

fxws A0108187511v1 205771041 28.2.2007

BOART LONGYEAR

BOART LONGYEAR PROSPECTUS

Boart Longyear Limited
ACN 123 052 728

Graham Bradley

IMPORTANT INFORMATION

Offer

This Prospectus is issued by Boart Longyear Limited ("Company"). The Offer contained in this Prospectus is an invitation to apply for Shares. No person is authorised to provide any information or to make any representation in connection with the Offer which is not contained in this Prospectus.

Lodgement and listing

This Prospectus is dated 1 March 2007, and a copy was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. ASIC and ASX Limited ("ASX") take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates. The Company will apply within seven days of the date of this Prospectus to ASX for admission of the Company to the official list of ASX and official quotation of the Shares on ASX.

New Zealand Investment Statement

A New Zealand Investment Statement which complies with the Securities Act 1978 (NZ) and the Securities Regulation 1983 (NZ) has been prepared in connection with the Offer. New Zealand residents should read the Investment Statement before making an Application.

Exposure Period

The Corporations Act prohibits the Company from processing Applications during the Exposure Period. The Exposure Period is the seven day period from the date of this Prospectus and may be extended by ASIC by up to a further seven days. Any Applications received during the Exposure Period will not be processed until after the Exposure Period. No preference will be conferred on any Applications received during the Exposure Period.

Electronic Prospectus

This Prospectus, excluding any Application Form, may be viewed during the Exposure Period by Australian and New Zealand residents only, in electronic form at www.boartlongyearshareoffer.com. A paper copy of this Prospectus may be obtained free of charge during the Offer Period by calling the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488. Applications may only be made on a printed copy of an Application Form attached to, or accompanying, this Prospectus, or electronically in accordance with the instructions contained in this Prospectus. Photocopies of an Application Form will not be accepted.

References to Group and Boart Longyear

Boart Longyear Limited is a new entity to be listed on ASX. For ease of reference in this Prospectus, except where the content otherwise indicates, references to "Boart Longyear" and "Group" are to the Company and its subsidiaries as it will exist after listing on ASX or its predecessors as is appropriate in the context.

Forward looking statements

The forward looking statements in this Prospectus are based on the Company's current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company, the Directors and the Senior Management Team, that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by the forward looking statements in this Prospectus.

No person named in this Prospectus, nor any other person, guarantees the performance of the Company or the repayment of capital or the payment of a return on the Shares.

The Historical Financial Information and Forecast Financial Information in this Prospectus should be read in conjunction with, and are qualified by reference to, the information contained in Sections 8 and 9 of this Prospectus and the Historical Financial Information contained in the Appendix.

Appendix containing additional financial information

You should note that a separate Appendix dated the date of this Prospectus has been prepared and lodged with ASIC. The Appendix contains detailed Historical Financial Information about the Company and information regarding the accounting policies adopted in connection with the preparation of the Historical Financial Information. The Appendix provides additional detail on the Historical Financial Information included within this Prospectus. The Company believes that the information in the Appendix is primarily of interest to professional analysts or advisers, or investors with similar specialist information needs. If you consider that the information in the Appendix may assist you in making your investment decision, you may obtain a copy of the Appendix free of charge by calling the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488.

The Appendix is taken to be included in this Prospectus in accordance with section 712 of the Corporations Act.

Independent review of Directors' Forecast and Financial Services Guide

The provider of the Independent Review of Directors' Forecast in Section 11, Deloitte Corporate Finance Pty Ltd, is required to provide Australian retail clients with a Financial Services Guide in relation to the Review under the Corporations Act. The Financial Services Guide is provided in Section 11.

This is not investment advice. Individual investors should seek their own financial advice

The Offer contained in this Prospectus does not take into account the investment objectives, financial situation and particular needs of individual investors. In considering the prospects of Boart Longyear, it is important that individual investors consider the risk factors that could affect the financial performance of the Company. As a prospective investor, you should carefully consider these factors in light of their particular investment objectives, financial situation and investment needs (including financial and taxation issues) and seek professional advice from their stockbroker, accountant or other professional advisor before deciding whether to invest. Some of the risk factors that should be considered by prospective investors are detailed in Section 6.

Expiry date

No Shares will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Selling restrictions

This Prospectus does not constitute an offer or invitation in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus (including in electronic form) in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify the Shares or the Offer or otherwise to permit a public offering of the Shares in any jurisdiction outside Australia or New Zealand. In particular, the Offer and issue of the Shares have not been, and will not be, registered under the US Securities Act of 1933 ("US Securities Act"), and accordingly the Shares may not be offered, sold or resold (i) in the United States or to, or for the account or benefit of, US Persons (as defined in Rule 902 under the US Securities Act), except to "qualified institutional buyers" ("QIBs") as defined in Rule 144A under the US Securities Act in accordance with Regulation D (or Rule 144A, if applicable) under the US Securities Act and applicable state securities laws or (ii) outside the United States, to persons other than US Persons in offshore transactions in compliance with Regulation S under the US Securities Act. Please refer to Section 3.15 for additional information on selling restrictions that apply to the offer and sale of Shares in jurisdictions outside of Australia and New Zealand.

Privacy

The Application Forms attached to or accompanying this Prospectus require you to provide information that may be personal information for the purposes of the Privacy Act 1988 (Cth), as amended. The Company (and the Registry on its behalf) may collect, hold and use that personal information in order to assess your Application, service your needs as an investor, provide facilities and services that you request and administer the Company.

Access to information that you provide may also be provided to the Company's agents and service providers on the basis that they deal with such information in accordance with the Company's privacy policy.

Company's website

Any reference to documents included on the Company's website are provided for convenience alone, and none of the documents or other information on the website are incorporated by reference in this Prospectus.

Questions

If you have any questions in relation to the Offer, please call the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488. Further information may also be obtained from the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.

IMPORTANT DATES AND KEY OFFER STATISTICS

Important dates

[illegible]

Note:

[illegible]

Key Offer statistics

[illegible]

Summary of FY2007 pro forma forecasts[6]

[illegible]

Summary of FY2007 statutory forecasts

[illegible]

Notes

[illegible]

CONTENTS

CHAIRMAN'S LETTER

1 MARCH 2007

BOART LONGYEAR

Dear Investor

Boart Longyear Limited – Initial public offering

On behalf of the Directors, I invite you to consider becoming a shareholder of Boart Longyear Limited ("Boart Longyear").

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries. The Company's Drilling Services division provides drilling services to these industries primarily for the extraction of rock, soil or water samples for technical analysis, on a contract basis. The Company's Products division manufactures and supplies coring tools, drilling capital equipment, percussive tools and mining capital equipment and products. These are sold to a variety of drilling services providers, including Boart Longyear's Drilling Services division, in the Minerals, Environmental & Infrastructure and Energy Industries. Approximately 15% of the Products division's annual manufacturing output is used by the Drilling Services division.

Boart Longyear is the number one drilling services provider to the Minerals Industry in the key markets of Australia, Canada and the United States as well as globally (with a global market share of approximately 17%). The Company is also the leader in the manufacture and sale of products for the surface mineral exploration and underground mineral production drilling markets. Boart Longyear's market leading positions reflect the Company's strengths including drilling capabilities, technical expertise, experience, technological innovation, logistics capabilities and outstanding safety track record.

Boart Longyear's global reach and established relationships with blue-chip global mining companies will enable it to continue to capitalise on its exposure to favourable global market conditions. The rapid industrialisation and urbanisation of Brazil, Russia, India and especially China has driven strong demand for raw materials. This has resulted in high demand for Boart Longyear's drilling services and products due to growth in the development and production stages of mining and increased investment in exploration by mining companies. In addition, the Company has a growing presence in the provision of drilling services and products to the Environmental & Infrastructure and Energy Industries, which Management believes will experience strong long term growth.

Boart Longyear is forecasting pro forma FY2007 revenue of US$1.46 billion and pro forma FY2007 EBITDA of US$320 million, an increase of approximately 15% on pro forma FY2006 EBITDA. Further earnings growth is expected to be achieved by initiatives aimed at providing continuing improvements in operating efficiency and capturing growth opportunities, including both organic expansion and acquisitions. Boart Longyear's high quality management team and industry leading expertise provide it with the platform necessary to take advantage of favourable market dynamics and generate attractive returns to investors.

The total proceeds from the Offer will be approximately A$2,449 million[1] and will be used primarily to fund the redemption of securities held by the Vendors and partially to repay debt. It is expected that the Group will have a market capitalisation of approximately A$2,866 million on completion of the Offer[1].

I urge you to read this Prospectus carefully as it contains detailed information on the Offer and the financial and operating performance of Boart Longyear. Contact your stockbroker or accountant or other professional advisor if you have any queries.

On behalf of the Directors, I commend the Offer to you and look forward to welcoming you as a Shareholder.

Yours sincerely

Graham Bradley
Chairman

Note
1. Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer.

BOART LONGYEAR OVERVIEW


OVERBURDEN
SOIL
WEATHERED ROCK
ROCK

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries

BEDROCK

[illegible]

Drilling Services

FY2007 pro forma revenue
[illegible]

Key operational data
[illegible]

Service provided in 30 countries

Approximately [illegible] employees

Products

FY2007 pro forma revenue
US$[illegible] million ([illegible]%)

Key operational data
11 manufacturing facilities in [illegible] countries

[illegible] distribution outlets (DnRS) [illegible]

Products supplied to over 100 countries

Approximately 2,000 employees



GLOBAL MARKET LEADER

No. 1 market position in:

- [illegible]
- Environmental drilling services [illegible] United States
- Surface [illegible] and underground [illegible] sector globally

STRONG GLOBAL MARKETS

Minerals

[illegible] production [illegible] by mining companies [illegible]

[illegible]

[illegible] reserve lives.

Environmental & Infrastructure

Growth in [illegible] & Infrastructure [illegible]

[illegible]

increasing government regulation

growing urban populations and limited water [illegible]

Energy

Strong growth in the Energy Industry driven by:

- scarcity of traditional energy sources
- instability of traditional energy sources









SUCCESSFUL BUSINESS MODEL

Boart Longyear's integrated model of drilling services and products provides significant benefits

[illegible]

[illegible] the Drilling Services division

[illegible] speed to market' advantage for new product development

Unrivalled market knowledge

DIVERSIFIED EARNINGS

Boart Longyear's earnings are diversified by geography, product and customer segment

[illegible]

[illegible]
- [illegible]
- [illegible] & [illegible]
- [illegible]

Drilling [illegible] provided at all stages of the [illegible] cycle and across a broad [illegible]



Consolidated FY2007
pro forma revenue by geography



Drilling Services FY2007
pro forma revenue by industry





ATTRACTIVE FINANCIAL PROFILE

Strong earnings profile

- [illegible]
- [illegible]
- [illegible]
- High [illegible] Drilling Services division's earnings either [illegible] contracted under framework [illegible] highly probable by management
- No single [illegible] the Group's [illegible] excluding the Company's Drilling Services division

Consolidated pro forma EBITDA

FY2005 - FY2007


199.9
277.8
320.0
FY2005

CONTINUING OPERATING EFFICIENCY

Globally run, operationally focused business

[illegible]

[illegible]

[illegible] of preferred provider agreements [illegible] customers

Clear management focus on improvements to [illegible] growth


BOART
LONGYEAR





EXTENSIVE GROWTH POTENTIAL

Extensive growth opportunities identified

[illegible]

Expansion into high growth developing [illegible] Latin America [illegible]

Positioned to be the leading consolidator of the fragmented drilling service market

Boart Longyear has successfully completed [illegible] bolt-on acquisitions since August 2006 and has identified a number of further opportunities globally

KEY RISKS


CUIDADO
HOMBRES
TRABAJANDO
CUIDADO

The key risks to Boart Longyear's business include (but are not limited to) the following:

- [illegible] prices fall below certain threshold [illegible] drilling services and [illegible]
- [illegible] drilling [illegible] with drilling [illegible] which may result in pressure on drilling services contracted volumes and margins
- recent restructuring and operational changes may impact the performance of the business
- limited barriers to entry and potential for competitor consolidation
- potential for unforeseen operating difficulties associated with recent acquisitions
- foreign exchange fluctuations
- additional risk from expansion [illegible] geographical markets
- the majority of customer contracts are relatively short term and can be cancelled by the customer at short notice
- skilled labour shortages and increased competition for rig operators

For further discussion of these key risks and other risks to the Company, please see Section 6, Risk Factors.

INVESTMENT OVERVIEW

1

1 INVESTMENT OVERVIEW

1.1 Business overview

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries.

Boart Longyear has a corporate office in Sydney, Australia and its operational head office is in Salt Lake City, Utah, United States. It has five regional offices located in Australia, Canada, The Netherlands, Peru and South Africa. Boart Longyear has more than 7,800 employees and provides contract drilling services in 30 countries and distributes products to customers in more than 100 countries.

1.2 Key investment highlights

Global market leader

Boart Longyear has a global footprint and, with more than 100 years of corporate history, is a well recognised brand in the provision of drilling services and products to the Minerals, Environmental & Infrastructure and Energy Industries. Boart Longyear's scale, global presence and leading market position provide it with a competitive advantage in providing services to the global mining Majors.

Boart Longyear has the number one market position in the provision of drilling services to the Minerals Industry globally, with a market share of approximately 17% as well as leading positions in the key markets of Australia, Canada and the United States.

The Company has a substantial and growing presence in the Environmental & Infrastructure Industry with the leading market position in the US environmental drilling services segment with approximately 17% share of this highly fragmented industry.

Boart Longyear also has a growing presence in the Energy Industry which includes the oil sands, oil shale and coal bed methane segments.

Boart Longyear is also the leading manufacturer of products for the surface and underground mineral exploration drilling products sector.

Figure 1.1: Boart Longyear global presence


• Corporate office
▲ Operational head office
• Manufacturing
• Regional offices
□ Drilling Services operations

Exposure to strong global markets
Approximately 70% of the Drilling Services division's revenue is generated by the provision of drilling services to the Minerals Industry. Demand for raw materials has been driven by the rapid industrialisation and urbanisation of emerging economies including Brazil, Russia, India and especially China. In addition, supply shortages have resulted from a long term underinvestment in exploration which has contributed to inadequate additions to reserves. These factors have together resulted in a sustained increase in exploration, development and production activity by mining companies and high demand for Boart Longyear's services and products.

Global nonferrous minerals exploration budgets for mining companies were approximately US$7.5 billion in FY2006 and are expected to grow by approximately 20% to approximately US$9.0 billion in FY2007. Based on current market conditions and expenditure patterns, coupled with the robust balance sheets of the Majors and significant capital recently raised by Juniors, Management expects that exploration and development budgets will continue to grow in FY2008 although at a slower rate than in FY2007.

Current and forecast commodity prices are well above average production costs and in general provide robust returns for mining companies. Such conditions are supportive of continued investment in exploration expenditure which is typically curtailed when commodities prices do not exceed production costs plus an economic margin. Forecasts of demand for commodities are supportive of continued strength in these markets.

Approximately 17% of the Drilling Services division's revenue is generated from the provision of drilling services to the Environmental & Infrastructure Industry. Investment in public works, increasing government regulation and growing urban populations coupled with limited availability of surface water is driving growth in demand for environmental and infrastructure drilling. Increased demand for construction and geotechnical drilling services reflects generally strong economic conditions and investment in new public works.

Approximately 15% of the Drilling Services division's revenue is generated from the provision of drilling services to the Energy Industry. Due to growing hydrocarbon consumption and uncertainty surrounding the supply of existing energy resources, major oil and gas companies and utilities have increased their investment in exploration for, and development of, non-conventional energy sources, such as Canadian oil sands and oil shale in the United States (from which oil can be extracted), geothermal energy sources and coal bed methane. This sector represents a major growth opportunity for Boart Longyear.

Successful business model
The integration of drilling services and products is key to Boart Longyear's business model, providing the following competitive advantages:

- access to equipment in a supply-constrained market;
- continuous product development and innovation cycle driven by productivity requirements from the Drilling Services division;
- a 'speed to market' advantage for new product developments; and
- unrivalled market knowledge.

Figure 1.2: Global nonferrous minerals exploration budgeted expenditure


12
8
4
US$ billion
FY2004
FY2005
FY2006
FY2007E
FY2008E

Source: Metal Economics Group data, FY2004–FY2006 and FY2007 estimate; Management's FY2008 estimate.

Attractive financial profile

Earnings growth

Boart Longyear is forecasting FY2007 pro forma revenue of US$1.46 billion and FY2007 pro forma EBITDA of US$320 million, representing 15% growth on FY2006 pro forma EBITDA. This growth is expected to be achieved through:

- continuation of strong market conditions;
- continuing improvements in operating efficiency through implementation of key initiatives;
- the successful integration of a number of recent acquisitions; and
- the success of the integrated business model.

Revenue diversification

The Company's earnings profile is diversified across the different stages of mining operations, different commodities and different geographies.

Boart Longyear has a presence across the different stages of mining operations. Approximately 25% of the Company's FY2007 Minerals Industry related drilling services pro forma revenue is forecast to be derived from the exploration stage of mining operations, approximately 50% from the development stage and the remaining approximately 25% from the production stage.

In addition, Boart Longyear's revenue is generated from a diverse geographic base. The Asia Pacific, Canadian and United States markets are forecast to account for approximately 26%, 25% and 24% respectively of Boart Longyear's FY2007 pro forma revenue, with the remaining 25% spread relatively evenly across South America, Europe and Sub Saharan Africa.

Cash flow

The Company has a strong cash flow and low maintenance capital expenditure requirements. Total capital expenditure has averaged approximately 6.5% of annual revenue over the last two years and is predominantly discretionary, providing significant flexibility to reflect levels of activity and market demand.

Cost structure

Boart Longyear has a highly variable cost structure. The fixed costs of purchasing equipment to provide drilling services and manufacture products are relatively small, with the main cost drivers being volume-related (such as wages and inputs) enabling Boart Longyear to tailor its cost structure to suit the prevailing market conditions.

Earnings visibility

Approximately 75% of forecast FY2007 Drilling Services pro forma revenue is either contracted under framework agreements or is considered by Management to be highly probable. This is supported by a diverse customer base. No single external customer represented more than approximately 4% of Group pro forma revenue in FY2006.

Continuing improvements in operating efficiency

Prior to 2005, Boart Longyear operated as a division of Anglo American and represented less than 4% of Anglo American revenue. The Company was considered a non-core business, managed regionally and growth constrained.

Advent International, Bain Capital and the Management Investors' acquisition of Boart Longyear from Anglo American has enabled Management to restructure the business and undertake several initiatives to improve operating efficiency, including the following:

- the transition of the Company to centrally managed operations;
- the establishment of a new, global procurement team to centralise global sourcing of manufacturing inputs such as steel, machined parts, drilling fluids and telecommunications services;
- the restructuring and rationalisation of the Company's manufacturing facilities. The key aspect of the Company's rationalisation program is to maximise production at its lower cost facilities in Wuxi, China and Wroclaw, Poland and to scale-back or close down facilities in higher cost locations. The Company currently has 11 manufacturing facilities in seven countries, having recently closed four facilities in Europe and South Africa. In addition, Boart Longyear is also improving manufacturing facility throughput, with a program currently underway to debottleneck all facilities. This is resulting in increased manufacturing output for all major products; and

- the implementation of a key account initiative to increase the Company's share of the drilling services and products expenditure by Majors. These initiatives include the introduction of dedicated relationship and account managers, global pricing initiatives and sole-source provider agreements. Boart Longyear expects to benefit from greater stability in the demand for its drilling services from preferred provider agreements and customers will have the benefit of guaranteed supply and quality, standard contract terms and conditions, consistent use of experienced crews and safe drilling practices.

The restructuring of Boart Longyear as an integrated, global company has enabled Management to identify many areas to further improve operating efficiency further and Management expects substantial ongoing margin improvement opportunities in FY2007 and beyond.

Extensive growth potential

Boart Longyear is continually expanding the breadth of its drilling services operations in emerging markets.

The Canadian oil sands industry forecast to grow by 24% from FY2006 to FY2007. Management intends to grow Boart Longyear's market share of this market by strengthening relationships with the major oil sands producers to capture an increased proportional share of new drilling opportunities. Additional rigs were put in place and utilised for this purpose in early FY2006.

The Company is also planning to utilise its drilling expertise to enter markets in which it has either a modest or no presence such as coal bed methane, construction and geotechnical segments of the Energy Industry. These industries represent a significant revenue opportunity for the Company.

Boart Longyear primarily operates in developed markets, such as Australia, Canada and the United States. Management has identified opportunities to expand the Drilling Services division's operations into key geographies (such as South America, China, Russia and parts of Africa) where the Company either has a limited presence or where high growth is anticipated.

The fragmented nature of both the drilling services and products industries provide Boart Longyear with consolidation opportunities, to expand geographically and to enable rapid growth into new or recently entered markets. As the leading integrated participant in the global drilling services and products industries, Boart Longyear believes that it has the access to capital and industry knowledge to lead the consolidation of these industries.

The Company continues to consider acquisition opportunities (in addition to those it has recently made, see Section 5.3.1). At the date of this Prospectus there are no transactions that are sufficiently advanced for inclusion. However, the Group is actively exploring opportunities in similar and adjacent sectors to those in which it currently operates.

High quality management team with industry-leading expertise

Boart Longyear has an experienced, high quality management team led by Paul Brunner, who has been with the Company for 19 years.

The relocation of the Company's operational head office to Salt Lake City, Utah, United States from Johannesburg, South Africa, enabled the Company to strengthen its management team. The current management team has extensive experience with leading global companies such as General Electric, Ford Motor Company, 3Com Corporation, Joy Global, Honeywell and Black & Decker.

The Board comprises a majority of independent Directors with significant skills and depth of experience, both in Australia and internationally.

1.3 Key investment risks

Investors should be aware that there are risks associated with any investment in the stock market. In addition, there are a number of risk factors specific to Boart Longyear, the industry in which it operates and the general business environment. These risk factors may be outside the control of Boart Longyear, the Directors and Management and may have an impact on the operating and financial performance of Boart Longyear.

Major areas of risk associated with an investment in Boart Longyear include (but are not limited to):

- commodities prices are volatile. A decline in commodity prices may impact expenditure on drilling services and products. Historically when commodities prices have fallen below the cost of production plus an economic margin, mining activity has tended to decline, typically in the following financial year;
- if demand for drilling services decreases the market may be oversupplied with drill rigs which may result in pressure on drilling services contractors' volumes and margins;
- since 2005, the Company has undergone significant restructuring and operational changes. The rapid transformation of the Company may adversely affect its performance;
- the threat of increased competition in the drilling services or products industries may adversely affect Boart Longyear's current market position and plans for future growth. Boart Longyear may lose business to its competitors if it is unable to demonstrate technical competence, competitive pricing and reliable performance;
- the process of integrating acquisitions may result in unforeseen operating difficulties and may require the commitment of significant management, financial or other personnel resources to address any such issues;
- a significant proportion of Boart Longyear's revenue is denominated in currencies other than the US dollar. The currency of countries in which Boart Longyear operates may fluctuate;
- Boart Longyear intends to selectively pursue acquisitions of businesses to complement its organic growth. However, there can be no assurance that it will be able to identify suitable acquisitions at acceptable prices, or successfully execute the acquisition and integration of targets once identified;
- some of the countries in which Boart Longyear operates, or has targeted for growth, have experienced political or economic instability in the past and may experience instability in the future;
- the majority of Boart Longyear's drilling services contracts tend to be reasonably short term and/or subject to cancellation by the customer upon short notice with limited or no damages payable to Boart Longyear which may adversely affect the financial performance of the Company;
- tightening of the labour market in key regions due to a shortage of skilled workers and a growing number of competing drilling rigs in operation may prevent Boart Longyear hiring adequate staff and implementing expansion plans; and
- effectiveness of internal controls of Boart Longyear's business systems, including information technology, finance, accounting, human resources, marketing and contracts systems, may be compromised as the business expands and acquisitions of new companies are made.

Prior to applying for Shares, prospective Applicants should read the entire Prospectus and, in particular, should consider the assumptions underlying the Forecast Financial Information in Section 9, the sensitivity analysis in Section 9.6, and the key risk factors in Section 6 that could affect the future financial performance of Boart Longyear.

1.4 Business strategy

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries. Boart Longyear aims to become the clear leader in all three industries in which it operates through:

- offering customers a coordinated and consistent global drilling services and products offering;
- offering customers the most extensive global portfolio of technologically advanced and innovative drilling services and products;
- driving product innovation and new customer opportunities through the Company's unique integrated business model;
- pursuing geographic expansion in Latin America, Africa, Russia and China to take advantage of extensive market opportunities in the Minerals Industry in these regions;
- seeking further expansion in the Environmental & Infrastructure Industry to take advantage of environmental regulations which have created opportunities for subsurface exploration for contaminants and hazardous substances and facilitating exploration for new sources of fresh water to support growing populations;
- capturing a more than proportional share of new contracts in the oil sands, oil shale and coal bed methane segments of the Energy Industry which is strategically important as these segments are forecast to achieve high growth;
- pursuing acquisitions to consolidate existing industry positions and enter new markets of strategic interest, providing quicker and more profitable routes to new markets than might be possible through organic growth alone;
- continuing implementation of key account management initiatives which focus on the world's top mining customers to increase the Company's share of these Majors' drilling budgets;
- implying global sourcing initiatives which use the Company's global operations and scale to drive efficiencies in procurement and product sourcing, information technology and sales, general and administration expenses;
- continuing expansion, debottlenecking and rationalisation of the Company's manufacturing facilities to achieve maximum efficiency and lower costs;
- applying functional expertise across sales, information technology, environmental, health and safety, manufacturing, product development and engineering to further drive business performance;
- delivering industry-leading occupational, health and safety standards through continual development and deployment of its occupational, health and safety systems and practices globally; and
- implementing further working capital improvements.

Further details about Boart Longyear's business strategy are set out in Section 5.

1.5 Summary financial information

The table below summarises Boart Longyear's consolidated Historical Financial Information and the Forecast Financial Information. The Directors believe US dollar reporting represents the best indicator of Boart Longyear's financial results because the largest proportion of Boart Longyear's revenue is denominated in US dollars (approximately 37% FY2006 pro forma revenue).

The table below should be read in conjunction with the more detailed discussions of the Historical Financial Information, the Forecast Financial Information and the risk factors set out in Sections 6, 8 and 9 and the Appendix.

Table 1.1: Boart Longyear Group's pro forma historical, pro forma forecast and statutory forecast consolidated income statement

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2007 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m	Pro forma FY2007 A$m	Statutory FY2007 US$m	Statutory FY2007 A$m
Revenue from operating activities	1,022.6	1,252.8	1,461.2	1,342.0	1,664.9	1,895.0	1,460.0	1,893.4
Cost of sales	(672.0)	(768.6)	(882.3)	(881.9)	(1,021.4)	(1,144.2)	(891.4)	(1,156.0)
Gross profit	350.6	484.2	578.9	460.1	643.5	750.8	568.6	737.4
Other expenses	(150.7)	(206.4)	(258.9)	(197.8)	(274.3)	(335.8)	(278.1)	(360.7)
EBITDA	**199.9**	**277.8**	**320.0**	**262.3**	**369.2**	**415.0**	**290.5**	**376.7**
Depreciation	(40.4)	(45.9)	(61.1)	(53.0)	(61.0)	(79.2)	(59.0)	(76.5)
EBITA	**159.5**	**231.9**	**258.9**	**209.3**	**308.2**	**335.8**	**231.5**	**300.2**
Amortisation	(0.7)	(0.9)	(2.9)	(0.9)	(1.2)	(3.8)	(2.8)	(3.6)
EBIT	**158.8**	**231.0**	**256.0**	**208.4**	**307.0**	**332.0**	**228.7**	**296.6**
Net finance costs			(36.7)			(47.6)	(96.0)	(124.5)
Income tax expense			(70.3)			(91.2)	(54.5)	(70.7)
NPAT			**149.0**			**193.2**	**78.2**	**101.4**
NPAT (pre-amortisation)			**151.9**			**197.0**	**81.0**	**105.0**

Notes:

1. US dollar pro forma historical financial information has been translated into AS at the average exchange rate for the financial year being US$0.762:A$1.00 for FY2005 and US$0.7525:A$1.00 for FY2006.
2. US dollar pro forma forecast financial information for FY2007 has been translated into AS at US$0.771:A$1.00 being the forecast six month forward rate at the time of preparation of the Directors' Forecast.
3. In presenting pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as described in Note D.1.21 of the Appendix.
4. Depreciation on the fair value uplift to tangible assets arising pursuant to the purchase price allocation exercise for the Acquired Businesses has only been applied effective from the date of acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 and the financial impact is not material to understanding the Historical Financial Information.
5. Amortisation charges primarily relate to patents, as the purchase price allocation exercise completed in relation to the Acquired Businesses has only been applied effective from the date of the acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 for amortisation of contractual customer relationships and the financial impact is not material to understanding the Historical Financial Information.
6. For the purposes of presentation of financial information in this Prospectus and the Appendix, cost of sales has been presented exclusive of all depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, Boart Longyear intends to present cost of sales and other functional expenses inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
7. As noted in Section 8, the Historical Financial Information has been presented to the pro forma EBIT level only as the businesses historically operated under a different corporate structure with different gearing and tax profiles.

1.6 Dividend policy

Dividends to Shareholders, to the extent they are paid, are expected to be payable in arrears for six month periods ending 30 June and 31 December.

Subject to the Directors' discretion and their assessment of investment opportunities available to the Company, the Directors expect to distribute to Shareholders between 30% and 40% of the Company's net profit after tax.

The Directors anticipate that the first dividend to Shareholders will be declared in respect of the six month period ending 31 December 2007. A dividend will not be paid in respect of the six month period ending 30 June 2007.

Given that a significant proportion of Boart Longyear's earnings are generated outside Australia, it is not expected that dividends will be fully franked. However, the Company will target an ongoing franking level of 30 to 40%. The Directors may consider alternative mechanisms (such as Share buy-backs or capital reductions) from time to time to provide the most efficient returns to Shareholders.

The Directors can give no assurance as to the extent or timing of dividends or the level of franking of dividends, as these matters will depend upon future events, including the profitability, capital requirements and taxation position of the Company from time to time. The payment of dividends by Boart Longyear will be at the complete discretion of the Directors.

1.7 Overview of the Offer

The Offer is structured as follows:

- the Retail Offer, made pursuant to this Prospectus and the New Zealand Investment Statement, consisting of:
  - (i) the General Offer, which is open to Australian and New Zealand resident Retail Investors (refer to Section 3.7.3);
  - (ii) the Broker Firm Offer, which is open to Australian and New Zealand resident Retail Investors who have received a firm allocation from their Broker (refer to Section 3.7.1); and
  - (iii) the Priority Offer, which is open to Australian and New Zealand resident Retail Investors nominated by Boart Longyear (refer to Section 3.7.2);
- the Institutional Offer, which consists of an invitation to bid for Shares made to Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions and is made pursuant to this Prospectus and the New Zealand Investment Statement or, where applicable, the International Offering Circular (refer to Section 3.8.1).

The allocation of Shares between the Retail Offer and the Institutional Offer will be determined by the Global Coordinator, in consultation with the Joint Lead Managers and the Company.

The Company will also be issuing Shares to the Vendors in connection with the Offer, as further described in Section 3.2.

All Shares offered for issue under the Offer are issued subject to the disclosures in this Prospectus, the New Zealand Investment Statement and the International Offering Circular, as applicable, and will rank equally with each other, including those Shares issued to Vendors.

Refer to Section 3 for full details of the Offer.

1.8 Purpose of Offer

The purpose of the Offer is to provide the Company with:

- cash to redeem Redeemable Notes held by the Vendors;
- cash to pay down a portion of the Company's debt balance;
- cash to pay the costs of the Offer;
- a Listing, thereby broadening its Shareholder base and providing a liquid market for its Shares; and
- access to capital markets to fund future growth opportunities.

1.9 Use of Offer proceeds

The total gross proceeds of the Offer will be equal to the number of Shares issued under the Offer multiplied by the Final Price. The total gross proceeds of the Offer are expected to be between A$2,249 million and A$2,650 million, based on the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer.

Table 1.2: Sources and applications of funds[1,2]

Sources	A$m
Gross proceeds under the Offer	2,449
Total	**2,449**

Applications	A$m
Redemption of Redeemable Notes	1,301
Reduction in the Company's debt level[3]	1,055
Costs of the Offer	93
Total	**2,449**

Notes:

1. Amounts in the table are based on the mid-point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer. The pro forma balance sheets as at 31 December 2006 in Section 8 assume a foreign exchange rate of US$0.787:A$1.00 resulting in different Australian dollar amounts from the table above.
2. Differences between the amounts in the table and the pro forma balance sheet amounts set out in Section 8 also arise because the pro forma net debt at 31 December 2006 will differ from the net debt at Settlement due to working capital, capital expenditure and debt servicing requirements prior to Settlement (refer to Section 12.5.2 for information on the Company's debt facilities following Settlement).
3. The amount of reduction in the Company's debt level following the debt restructuring includes the related costs of undertaking the debt restructuring.

The Company will not retain any of the proceeds of the Offer, other than an amount to pay the costs of the Offer and to repay a portion of the Company's debt balance. The Directors expect that Boart Longyear will have sufficient working capital from its operations and existing facilities to meet its operational requirements and business needs during the Forecast Period.

1.10 Shareholding structure

Boart Longyear was registered in Victoria, Australia as a public company on 2 January, 2007. Upon completion of the Offer, its indicative shareholding structure will be as follows:

Table 1.3: Shareholding structure post Offer

Shareholder	Immediately following the Offer %[1]	Following issue of Shares under the equity arrangements described in Section 3.11 %[1]
New Shareholders pursuant to the Offer	85.5	84.4
Management Investors[2]	2.4	3.6
Macquarie European Investments Pty Limited[3]	2.0	2.0
Other existing shareholders[4,5]	10.1	10.0
Total	**100**	**100**

Notes:

1. Based on the mid-point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer.
2. Management Investors have entered into an escrow arrangement with the Company (refer to Section 3.11) under which they will be restricted from dealing with any of their retained holding until the date that is the later of three business days after the announcement of Boart Longyear's FY2007 results and twelve months after Settlement of the Offer.
3. Macquarie European Investments Pty Limited (a subsidiary of Macquarie Bank) has entered into an escrow agreement with the Company (refer to Section 3.2) under which it will be restricted from dealing with any of its retained holding until three business days after the announcement of Boart Longyear's FY2007 results.
4. Other existing shareholders includes the Consortium (with the exception of Macquarie European Investments Pty Limited) and David McLemore but does not include Advent International or Bain Capital as they are disposing of all of their interests in Boart Longyear under the Offer.
5. The other existing shareholders' retained holdings will not be subject to escrow.

Due to the vesting period associated with the equity arrangements described in Sections 3.11, the Management Investors will initially receive 35.8 million Shares (based on the mid point of the Indicative Price Range and a foreign exchange rate of US$0.771: A$1.00 at the Closing Date of the Institutional Offer) representing 2.4% of the Shares of the Company at Completion of the Offer. Following vesting, during the period from October to December 2007, the Shares held by the Management Investors will increase to 53.7 million (based on the mid point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 at the Closing Date for the Institutional Offer).

1.11 How to apply for Shares

Details on how to apply for Shares are set out in Section 3.7. If you have any questions about how to invest in the Company, you should contact your stockbroker, accountant or other professional advisor.

1.12 Minimum subscription amount

A minimum subscription amount under the Offer is required to fund the redemption of Redeemable Notes, to undertake the debt restructuring (approximately US$1,055 million) and to cover the costs of the Offer.

The Offer will not proceed, and all Applications and Application Monies will be returned to Applicants (without interest), unless a minimum subscription amount of A$1,148 million is raised under the Offer. The Company reserves the right to not proceed with the Offer or any part of it at any time before allotment of Shares to Applicants in the Retail Offer and bidders in the Institutional Offer.

1.13 Enquiries

All questions relating to this Prospectus should be directed to the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488 or by contacting a Syndicate Member (see Corporate Directory for contact details). Information about the Offer is also available to Australian and New Zealand resident investors on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.

Investors will be able to contact the Boart Longyear Offer Information Line to receive details of their allocations from 8.30am on the date of Listing, expected to be 5 April 2007. Notices informing Applicants of their allocations are expected to be despatched by standard post on or about 12 April 2007.

2 ANSWERS TO KEY QUESTIONS

2 ANSWERS TO KEY QUESTIONS

Topic	Summary	Where to find more information
Who is the issuer of the Prospectus?	Boart Longyear Limited	Section 5
What does Boart Longyear do?	Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries.	Section 5
What is the Offer?	The Offer is an initial public offering of 1,262 million–1,278 million Shares representing 85%[1] of the issued capital of Boart Longyear following the Offer. Retail Offer Applicants will be required to apply for an Australian dollar value of Shares and will pay the Final Price per Share. The Final Price will be set at the conclusion of the Institutional Offer bookbuild and may be above, within or below the Indicative Price Range of A$1.76–A$2.10 per Share.	Section 3.3
How much will Boart Longyear raise through the Offer?	Boart Longyear is seeking to raise A$2,249 million–A$2,650 million (based on the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer).	Section 3.5
How will the proceeds of the Offer be used?	The proceeds of the Offer will be used to redeem Redeemable Notes held by the Vendors, to repay a certain portion of Boart Longyear's debt balance and to fund the costs of the Offer.	Section 3.5
What is the purpose of the Offer?	The purpose of the Offer is to provide Boart Longyear with: – cash to redeem Redeemable Notes held by the Vendors; – cash to pay down a portion of the Company's debt balance; – cash to pay the costs of the Offer; – a Listing, thereby broadening its Shareholder base and providing a liquid market for its Shares; and – access to capital markets to fund future growth opportunities.	Section 3.4
What is the minimum/ maximum application under the Offer?	Applicants in the Retail Offer must apply for a minimum value of A$2,000 worth of Shares and in multiples of A$500 thereafter. The value of Shares that may be applied for under the Retail Offer is not subject to a maximum amount. However, the Company and the Global Coordinator reserve the right to treat any Applications in the Retail Offer which are for more than A$100,000, or which are from persons whom they believe may be Institutional Investors, as Final Price bids in the Institutional Offer or to reject the Application.	Section 3.7

Note:
1. Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer.

Topic	Summary	Where to find more information
What is the minimum/ maximum application under the Offer continued?	The Company and the Global Coordinator also reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person for this purpose. Applicants in the Institutional Offer must bid for a minimum of 50,000 Shares. However, the Company, the Global Coordinator and the Joint Lead Managers reserve the right to accept smaller bids.	Section 3.7
Is the Offer underwritten?	No, the Offer is not underwritten.	Section 3.16
What will the market capitalisation of the Company be upon listing on ASX?	The market capitalisation of the Company will be A$2,614 million to A$3,119 million (based on the Indicative Price Range of A$1.76 – A$2.10 per share).	Key Offer Statistics
What are the key dates of the Offer?	The Retail Offer opens at 9.00am (Sydney time) on 12 March 2007. The Retail Offer closes at 5.00pm (Sydney time) on 28 March 2007. The Shares are expected to be quoted on ASX under ASX code BLY on 5 April 2007 initially on a conditional and deferred settlement basis. Holding statements are expected to be despatched on or about 12 April 2007 and the Shares are expected to commence trading on a normal settlement basis on 16 April 2007. The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to alter any of the dates relating to the Offer described in this Prospectus without notice. Investors are encouraged to submit their Applications as soon as possible after the opening of the Offer.	Important Dates
What are the key benefits of investing in the Offer?	The Offer is expected to provide investors with an investment in a company with a range of attributes including: – market leadership in the provision of drilling services and products to the global Minerals Industry; – exposure to continued strength in the Minerals Industry and the high growth Environmental & Infrastructure and Energy Industries; – a vertically integrated business model that delivers competitive advantages in access to products, product development and market knowledge; – diversified earnings and an attractive financial profile; – continuing improvements in operating efficiency; – extensive identified growth opportunities including expansion into emerging markets such as the Environmental & Infrastructure Industry and Energy Industries and high growth geographies such as Africa, Russia and South America; and – high quality management with industry-leading expertise.	Section 1.2

2 ANSWERS TO KEY QUESTIONS

Topic	Summary	Where to find more information
What are the key risks of investing in Boart Longyear?	The key risks to Boart Longyear's business include (but are not limited to) the following: – if commodities prices fall below certain threshold levels, expenditure on drilling services and products may be reduced; – if demand for drilling services decreases, the market may be oversupplied with drill rigs which may result in pressure on drilling services contractors' volumes and margins; – recent restructuring and additional operational changes may impact the performance of the business; – limited barriers to entry and potential for competition consolidation; – potential for unforeseen operating difficulties associated with recent acquisitions; – foreign exchange fluctuations; – additional risk from expansion into new geographical markets; – the majority of customer contracts are relatively short term and can be cancelled by the customer at short notice; and – skilled labour shortages and increased competition for rig operators.	Section 6
What are the tax implications of investing in the Offer?	Shareholders will be subject to Australian tax on dividends. The tax consequences for investors, particularly non-resident Shareholders will differ depending on their individual circumstances. Investors should consider seeking tax advice prior to making an investment in Boart Longyear.	Section 3.15; 11
What are the costs of the Offer and who is paying them?	The total costs of the Offer are estimated to be between A$90 million and A$102 million (inclusive of GST), based on the Indicative Price Range. These costs are payable by the Company out of the proceeds of the Offer.	Section 12.12

Topic	Summary	Where to find more information
When will I receive dividends?	Dividends to Shareholders, to the extent they are paid, are expected to be payable in arrears for six month periods ending 30 June and 31 December. Subject to the Directors' discretion and their assessment of investment opportunities available to the Company, the Directors expect to distribute to Shareholders between 30% and 40% of the Company's net profit after tax. The Directors anticipate that the first dividend to Shareholders will be declared in respect of the six month period ending 31 December 2007. A dividend will not be paid in respect of the six month period ending 30 June 2007. Given that a significant proportion of Boart Longyear's earnings are generated outside Australia, it is not expected that dividends will be fully franked. However, the Company will target an ongoing franking level of 30 to 40%. The Directors may consider alternative mechanisms (such as buy-backs or capital reductions) to provide the most efficient returns to Shareholders. The Directors can give no assurance as to the extent or timing of dividends or the level of franking of dividends, as these matters will depend upon future events, including the profitability, capital requirements and taxation position of the Company from time to time. The payment of dividends by Boart Longyear will be at the complete discretion of the Directors.	Section 1.6
Is there any commission payable to financial advisors?	The Company will pay the Global Coordinator a fee of up to 3.0% for distribution to the Syndicate Members. Brokers in the Broker Firm Offer will receive a fee of 1.5% (inclusive of GST) of the value of Shares which they allocate to their clients. This fee is payable by the Company. Participating organisations of ASX will receive a handling fee of 1.0% (inclusive of GST) on General Offer Applications bearing the code of an ASX participating organisation where that Applicant is allotted Shares, with the handling fee payable by the Company. There is a cap on such handling fees of A$300 per Application (inclusive of GST) (or multiple Applications believed to be from the same person). No handling fees will be payable on Applications under the Broker Firm, Priority or Institutional Offers.	Section 3.12; 12.5.1.1
How do I apply for Shares?	By submitting a valid Application Form within, or accompanying, this Prospectus (including, for Australian and New Zealand residents only, the electronic version of the Prospectus), in accordance with the instructions set out in the Prospectus.	Section 3.7

2 ANSWERS TO KEY QUESTIONS

Topic	Summary	Where to find more information
What is the allocation policy?	The Global Coordinator, in consultation with the Company and the Joint Lead Managers, has discretion regarding the allocation of Shares between the Retail Offer and the Institutional Offer. The Global Coordinator, in consultation with the Company and the Joint Lead Managers, has discretion regarding the allocation of Shares under the Retail Offer and may reject any Application, or allocate a lesser amount of Shares than that applied for, in its absolute discretion.	Section 3.7.6
When will I receive confirmation that my Application has been successful?	Holding statements are expected to be despatched on or about 12 April 2007 and the Shares are expected to commence trading on a normal settlement basis on 16 April 2007.	Section 3.7.8
Who are the advisors to the Offer?	Macquarie Equity Capital Markets Limited is the Global Coordinator. Macquarie Equity Capital Markets Limited, Goldman Sachs JBWere Pty Ltd and UBS AG, Australia Branch are the Joint Lead Managers to the Offer. Allens Arthur Robinson is the Australian legal advisor to the Company in connection with the Offer. Deloitte Touche Tohmatsu has prepared the Investigating Accountant's Report on Historical Financial Information. Deloitte Corporate Finance Pty Ltd has prepared the Independent Review of Directors' Forecasts.	Section 12.10
How can I obtain further information?	By reading this Prospectus in its entirety. By speaking to your stockbroker, accountant or other professional advisor. By calling the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488. For Australian and New Zealand residents only, by visiting the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.	All Sections
Contact details	For further contact details, refer to the Corporate Directory of this Prospectus.	Inside back cover

DETAILS OF THE OFFER

3

3 DETAILS OF THE OFFER

3.1 Important dates

Retail Offer opens	9.00am (Sydney time) on 12 March 2007
Retail Offer closes	5.00pm (Sydney time) on 28 March 2007
Institutional Offer opens	9.00am (Sydney time) on 2 April 2007
Institutional Offer closes	12.00pm (Sydney time) on 3 April 2007
Final Price and allocation announcement	4 April 2007
Shares commence trading on ASX (conditional and deferred settlement basis)	5 April 2007
Institutional Offer Settlement	11 April 2007
Issue and allotment of Shares	12 April 2007
Expected date for despatch of holding statements	12 April 2007
Shares commence trading on ASX (normal settlement basis)	16 April 2007

Note:
This timetable is indicative only. The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to vary the dates and times of the Offer, including to close the Offer early, or withdraw the Offer, to extend the Closing Date or to accept late applications, either generally or in particular cases, without notifying any recipient of this Prospectus or any Applicants. Investors are encouraged to submit their Applications as soon as possible after the opening of the Offer as the Offer may close at any time without notice.

3.2 Background to the Offer

In 2005, financial sponsors, Advent International and Bain Capital and the Management Investors acquired Longyear Global Holdings Inc. from Anglo American. At that time, Boart Longyear was a non-core business for Anglo American and had limited access to capital. It represented less than 4% of Anglo American's annual revenue and was run as a collection of small regional businesses. The Company's headquarters was located in Johannesburg, South Africa. The Company recognised the significant operational improvements and growth opportunities that could flow from restructuring Boart Longyear into a globally run, operationally focused business and through providing capital to fund growth. They moved the headquarters of the Company to Salt Lake City, United States.

In 2006, a consortium of equity investors, including Macquarie European Investments Pty Limited ("Macquarie European Investments") (a subsidiary of Macquarie Bank) and a number of institutional investors ("Consortium") was introduced as an investor in Boart Longyear alongside Advent International, Bain Capital and the Management Investors. The shareholders agreed to fund a focused acquisition and capital expenditure program for the Company to complement the continuing operational improvements and growth initiatives which commenced upon Advent International, Bain Capital's and the Management Investors' acquisition in 2005.

Since the Consortium was introduced as an investor, the Company has completed a series of drilling services and products acquisitions (refer to Section 5.3.1).

3.2.1 Initial Investor arrangements

The Vendors currently, directly or indirectly, hold shares in Resource Services Holdco, Inc., a holding company for the Boart Longyear Businesses. As part of the restructure in preparation for the Offer, the Vendors have agreed to dispose of their shares in this initial investment vehicle in return for securities in Boart Longyear Investments, a wholly owned subsidiary of the Company. A portion of the Vendors' securities will be redeemed for cash as part of the Offer, in effect allowing a partial sell down of the Vendors' interests. The remaining portion of the Vendor's securities will be exchanged into Shares in the Company. This outcome will be achieved through the following steps:

- Boart Longyear Investments will acquire Resources Services Holdco Inc at the same time as the Settlement under the Offer, being 11 April 2007, pursuant to a share sale agreement ("SSA") entered into with the Vendors.
- For the portion of their investment to be realised through the Offer, the Vendors will receive Redeemable Notes ("RNs") issued by Boart Longyear Investments. Shortly after allotment of Shares under the Offer, Boart Longyear Investments will redeem each RN on issue, by paying the Final Price for each RN redeemed. The total amount payable by Boart Longyear Investments to fund the redemption of RNs will be A$1,301 million (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer).

- For the portion of their investment to be retained after the Offer, the Vendors will receive Exchangable Notes ("ENs") issued by Boart Longyear Investments. On allotment of Shares under the Offer, each EN on issue will be exchanged for a Share in the Company.

Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer, Macquarie European Investments will hold approximately A$57 million in Shares after completion of the Offer, representing circa 2.0% of the Company's issued capital (refer to Section 3.6).

Macquarie European Investments has agreed to an escrow arrangement with the Company under which it will be restricted in dealing with the Shares until three business days after the announcement of the Company's FY2007 results.

Macquarie European Investments is an existing shareholder and has a current investment comprising 17% of the existing shareholder base.

Under the arrangements between the Vendors it was agreed that Macquarie Bank would receive a portion of any profit achieved by certain Vendors determined in part by reference to the increase in value of the Vendors' investment up to the date of the Offer. Upon completion of the Offer, the value of the Vendors' investment will be determined by reference to the Final Price.

3.3 The Offer

The Offer comprises the Retail Offer and the Institutional Offer and is for 1,262 million to 1,278 million Shares, based on the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date of the Institutional Offer. The Offer will represent 85%–86% of the total Shares on issue following completion of the Offer (based on the mid point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer), with the remaining 14%–15% to be held by the Vendors. Further information regarding the number of Shares to be issued under the Offer is set out in Section 3.6. Details about the issue of Shares to Vendors in connection with the conversion of Exchangeable Notes are set out in Section 3.2.1.

All Shares under the Offer will be issued at the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie European Investments Pty Limited as the nominated representative of the Vendors, after consultation with the Company and the Joint Lead Managers, after the close of the Institutional Offer. The Final Price may be within, above or below the Indicative Price Range of A$1.76–A$2.10 per Share. For additional information on the determination of the Final Price, refer to Section 3.8.3.

3.4 Purpose of Offer

The purpose of the Offer is to provide the Company with:

- cash to redeem Redeemable Notes held by Vendors;
- cash to pay down a portion of the Company's debt balance;
- cash to pay the costs of the Offer;
- a Listing, thereby broadening its Shareholder base and providing a liquid market for its Shares; and
- access to capital markets to fund future growth opportunities.

3.5 Use of Offer proceeds

The total gross proceeds of the Offer will be equal to the number of Shares issued under the Offer multiplied by the Final Price. The total gross proceeds of the Offer are expected to be between A$2,249 million and A$2,650 million, based on the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date of the Institutional Offer.

Table 3.1: Sources and applications of funds[1,2]

Sources	A$m
Gross proceeds under the Offer	2,449
Total	**2,449**
Applications	**A$m**
Redemption of Redeemable Notes held by Vendors	1,301
Reduction in the Company's debt level[3]	1,055
Costs of the Offer	93
Total	**2,449**

Notes:

1. Amounts in the table are based on the mid-point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer. The pro forma balance sheets as at 31 December 2006 in Section 8 assume a foreign exchange rate of US$0.787:A$1.00 resulting in different Australian dollar amounts from the table above.
2. Differences between the amounts in the table and the pro forma balance sheet amounts set out in Section 8 also arise because the pro forma net debt at 31 December 2006 will differ from the net debt at Settlement due to working capital, capital expenditure and debt servicing requirements prior to Settlement (refer to Section 12.5.2 for information on the Company's debt facilities following Settlement).
3. The amount of reduction in the Company's debt level following the debt restructuring includes the related costs of undertaking the debt restructuring.

The Company will not retain any of the proceeds of the Offer, other than an amount to pay the costs of the Offer and to repay a portion of the Company's debt balance. The Directors expect that Boart Longyear will have sufficient working capital from its operations and existing facilities to meet its operational requirements and business needs during the Forecast Period.

3.6 Structure of the Offer

The Offer is structured as follows:

1. the Retail Offer, made pursuant to this Prospectus and the New Zealand Investment Statement, consisting of:
   (i) the General Offer, which is open to Australian and New Zealand resident Retail Investors (refer to Section 3.7.3);
   (ii) the Broker Firm Offer, which is open to Australian and New Zealand resident Retail Investors who have received a firm allocation from their Broker (refer to Section 3.7.1);
   (iii) the Priority Offer, which is open to Australian and New Zealand resident Retail Investors nominated at the sole discretion of Boart Longyear (refer to Section 3.7.2); and
2. the Institutional Offer, which consists of an invitation to bid for Shares made to Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions and is made pursuant to this Prospectus, the New Zealand Investment Statement or the International Offering Circular where applicable (refer to Section 3.8.1).

The Offer will be managed by the Global Coordinator, in consultation with the Joint Lead Managers and the Company. The Offer is not underwritten. Details of the Offer Management Agreement, to which the Company and the Joint Lead Managers are parties, including the termination provisions and the fees payable, are set out in Section 12.5.1.

The Retail Offer and Institutional Offer are conditional on each other. If one does not proceed, the other will not proceed.

All Shares offered for issue under the Offer will be issued subject to the disclosures in this Prospectus, the New Zealand Investment Statement and the International Offering Circular, as applicable, and will rank equally with each other, including those Shares issued to the Vendors.

The ownership structure of the Company following the Offer and assuming the issue of Shares to Management under the equity arrangements outlined in Section 3.11 will be as follows:

Table 3.2: Shareholding structure post Offer

Shareholder	Immediately following the Offer %[1]	Following Issue of Shares under the equity arrangements described in Section 3.11 %[1]
New Shareholders pursuant to the Offer	85.5	84.4
Management Investors[2]	2.4	3.6
Macquarie European Investments Pty Limited[3]	2.0	2.0
Other existing shareholders[4,5]	10.1	10.0
Total	**100**	**100**

Notes:
1. Based on the mid-point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer.
2. Management Investors have entered into an escrow arrangement with the Company (refer to Section 3.11) under which they will be restricted from dealing with any of its retained holding until the date that is the later of three business days after the announcement of Boart Longyear's FY2007 results and twelve months after Settlement of the Offer.
3. Macquarie European Investments Pty Limited (a subsidiary of Macquarie Bank) has entered into an escrow agreement with the Company (refer to Section 3.2) under which it will be restricted from dealing with any of their retained holding until three business days after the announcement of Boart Longyear's FY2007 results.
4. Other existing shareholders includes the Consortium (with the exception of Macquarie European Investments Pty Limited) and David McLemore but does not include Advent International or Bain Capital as they are disposing of all of their interests in Boart Longyear under the Offer.
5. The other existing shareholders' retained holdings will not be subject to escrow.

Due to the vesting period associated with the equity arrangements described in Sections 3.11, the Management Investors will initially receive 35.8 million Shares (based on the mid point of the Indicative Price Range and a foreign exchange rate of US$0.771: A$1.00 at the Closing Date of the Institutional Offer) representing 2.4% of the Shares of the Company at Completion of the Offer. Following vesting, from the period during October to December 2007, the Shares held by the Management Investors will increase to 53.7 million (based on the mid point of the Indicative price Range and a foreign exchange rate of US$0.771:A$1.00 at the Closing Date for the Institutional Offer).

3.7 Retail Offer

The Retail Offer is open to Australian and New Zealand resident Retail Investors only.

To apply in the Retail Offer, you must have a registered address in Australia or New Zealand and must provide the information requested on the applicable Application Form. If you have been offered a firm allocation by a Broker, you will be treated as a Broker Firm Applicant in respect of that allocation (refer Section 3.7.1).

If you apply in the Retail Offer, you must apply for a minimum value of A$2,000 worth of Shares and in multiples of A$500 thereafter. There is no maximum value of Shares which may be applied for under the Retail Offer. However, the Company and the Global Coordinator reserve the right to treat any Applications in the Retail Offer which are for more than A$100,000 or are from persons whom they believe may be Institutional Investors, as Final Price bids in the Institutional Offer or to reject the Application. The Company and the Global Coordinator also reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person for this purpose.

Closing Date for the Retail Offer

The Retail Offer opens at 9.00am (Sydney time) on 12 March 2007 and closes at 5.00pm (Sydney time) on 28 March 2007, subject to amendment by the Company and the Global Coordinator, in consultation with the Joint Lead Managers. Broker Firm Applications lodged with Brokers must be lodged in accordance with the timetable instructions provided by your Broker. Completed Application Forms and Application Monies for the General Offer and Priority Offer must be received by the Registry no later than 5.00pm (Sydney time) on the Closing Date unless the Company and the Global Coordinator, in consultation with the Joint Lead Managers, elect to close the General Offer and Priority Offer early or extend the Closing Date for the General Offer and Priority Offer.

The Retail Offer may be closed at any earlier date, without notice. If you are applying under the Retail Offer, you are therefore encouraged to submit your Applications as soon as possible after the Offer opens at 9.00am (Sydney time) on 12 March 2007.

The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to reject any Application Form which is not correctly completed or which is submitted by a person who they believe is ineligible to participate in the Retail Offer, or to waive or correct any errors made by the Applicant in completing their Application.

Successful Applicants in the Retail Offer will be allotted Shares at the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie European Investments Pty Limited as the nominated representative of the Vendors, after consultation with the Company and the Joint Lead Managers, after the close of the Institutional Offer as described in Section 3.8. An Indicative Price Range has been set at A$1.76 to A$2.10 per Share but the Final Price may be set above, within or below the Indicative Price Range. To the extent permitted by law, the offer by an Applicant in the Retail Offer is irrevocable.

3.7.1 Broker Firm Offer

Who can apply in the Broker Firm Offer?

The Broker Firm Offer is open to Australian and New Zealand resident Retail Investors who have received a firm allocation from their Broker.

How to apply in the Broker Firm Offer

If you are a Broker Firm Applicant, you should contact your Broker for information about how to submit your Application Form and for payment instructions. Your Broker will act as your agent and, in submitting your Application Form and Application Monies, you must:

- make the cheque, bank draft or money order payable to the Broker that has given you the firm allocation in accordance with their instructions; and
- deliver your completed Application Form and Application Monies to the Broker that has given you the firm allocation as instructed by them.

It is your Broker's responsibility to ensure that your Application Form and Application Monies are submitted before 5.00pm (Sydney time) on the Closing Date or any earlier closing date as determined by your Broker. The Company, the Global Coordinator, the Joint Lead Managers or the Registry take no responsibility for any acts or omissions committed by your Broker in connection with your Application.

3.7.2 The Priority Offer

Who can apply in the Priority Offer?

The Priority Offer is only open to Australian and New Zealand resident Retail Investors nominated by Boart Longyear.

How to apply in the Priority Offer?

If you are a Priority Offer Applicant, you should have received a personalised Application Form with this Prospectus. Applications in the Priority Offer must be made on the personalised Application Form and must be accompanied by a cheque, bank draft or money order for the Application Monies. Cheques,

bank drafts or money orders must be drawn on an Australian financial institution in Australian dollars and be made payable to "Boart Longyear Share Offer Account" and crossed "Not Negotiable". Cash will not be accepted. Receipts for payments will not be issued. You should ensure that sufficient funds are held in the relevant account(s) to cover your cheque(s).

Alternatively, you may submit your Priority Application electronically via the internet at www.boartlongyearshareoffer.com and submit your Application Monies using BPAY®. If you apply online and intend to submit Application Monies using BPAY®, you must ensure that your payment is submitted and processed by your bank so that funds are received before 5.00pm (Sydney time) on the Closing Date.

If you submit an online Application and your payment is not received before 5.00pm (Sydney time) on the Closing Date, it will be treated as a late Application and may not be processed. Full details on how to make payment through BPAY® can be made on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com

If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the amount you have applied for in your Application Form, or your BPAY® payment is for any reason not received or not received in full, you may be taken to have applied for such lower amount as your cleared Application Monies will pay for (and to have specified that amount in your Application Form) or your Application may be rejected.

If you do not submit your Application on a personalised Application Form, or do not apply online under the Priority Offer, your Application will be treated as an Application in the General Offer and will not receive any priority.

3.7.3 General Offer

Who can apply in the General Offer?
The General Offer is open to Australian and New Zealand resident Retail Investors.

How to apply in the General Offer
If you wish to apply under the General Offer, you must complete and lodge an Application Form attached to or within this Prospectus in accordance with the instructions set out on the form.

Applications in the General Offer must be accompanied by a cheque, bank draft or money order for the Application Monies. Cheques, bank drafts or money orders must be drawn on an Australian financial institution in Australian dollars and made payable to "Boart Longyear Share Offer Account" and crossed "Not Negotiable". Cash will not be accepted. Receipts for payment will not be issued. Applicants should ensure that sufficient funds are held in the relevant account(s) to cover your cheque(s).

Alternatively, you may submit your General Offer Application electronically via the internet at www.boartlongyearshareoffer.com and submit your Application Monies using BPAY®. If you apply online and intend to submit Application Monies using BPAY®, you must ensure that your payment is submitted and processed by your bank so that funds are received before 5.00pm (Sydney time) on the Closing Date. If you submit an online Application and your payment is not received before 5.00pm (Sydney time) on the Closing Date, it will be treated as a late Application and may not be processed. Full details on how to make payment through BPAY® can be made on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.

If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the amount you have applied for in your Application Form, or your BPAY® payment is for any reason not received or not received in full, you may be taken to have applied for such lower amount as your cleared Application Monies will pay for (and to have specified that amount in your Application Form) or your Application may be rejected.

3.7.4 Where to send your Application Form under the Priority Offer and General Offer

Completed Application Forms, together with the cheque, bank draft or money order for the Application Monies, should be mailed or delivered to the Registry as set out below by the Closing Date:

Postal Address	OR	**Delivery Address**
Boart Longyear Initial Public Offer c/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia		Boart Longyear Initial Public Offer c/- Link Market Services Limited Level 12, 680 George Street Sydney NSW 2000 Australia

Alternatively, you may submit your General Offer or Priority Offer Application and Application Monies electronically via the internet at www.boartlongyearshareoffer.com with payment through BPAY®. Full details on how to make payment through BPAY® can be found on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.

3.7.5 Acceptance of Applications under the Retail Offer

An Application in the Retail Offer is an offer by you to the Company to subscribe for Shares in the amount specified in the Application Form at the Final Price on the terms and conditions set out in this Prospectus (including any supplementary or replacement prospectus) and the Application Form.

An Application may be accepted in respect of the full amount, or any amount lower than that specified in the Application Form, without further notice to the Applicant. Acceptance of an Application will give rise to a binding contract with acceptance to take place after the quotation of Shares on ASX and Settlement.

3.7.6 Allocation policy under the Retail Offer

The Global Coordinator, in consultation with the Joint Lead Managers and the Company, has discretion regarding the allocation of Shares to Applicants in the Retail Offer and may reject any Application, or allocate a lesser amount of Shares than those applied for, in its absolute discretion. This discretion includes the allocation of Shares between the Retail Offer and the Institutional Offer.

The value of Shares that may be applied for under the Retail Offer is not subject to a maximum amount. However, the Company and the Global Coordinator reserve the right to treat any Applications in the Retail Offer which are for more than A$100,000, or which are from persons whom they believe may be Institutional Investors, as Final Price bids in the Institutional Offer or to reject the Application. The Company and the Global Coordinator also reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person for this purpose.

Allocation Priority

The allocation priority in respect of each component of the Retail Offer is as follows:

1. Broker Firm Offer;
2. Priority Offer; and
3. General Offer.

Allocations under the Broker Firm Offer

Firm stock which has been allocated to Brokers for allocation to their Australian and New Zealand resident Retail Investors will be issued to Broker Firm Applicants nominated by those Brokers. It will be a matter for each Broker as to how they allocate firm stock among their Retail Investors, and they (and not the Company, the Global Coordinator or the Joint Lead Managers) will be responsible for ensuring that Retail Investors who have received a firm allocation from them receive the relevant Shares.

Broker Firm Applicants will be able to confirm their firm allocations through the Broker from whom they received those allocations. However, Applicants in the Broker Firm Offer who sell Shares before receiving an initial statement of holding do so at their own risk, even if they have obtained details of their holding from their Broker.

Allocations under the Priority Offer

Allocations under the Priority Offer will be at the absolute discretion of Boart Longyear.

Allocations under the General Offer

The Global Coordinator, in consultation with the Joint Lead Managers and the Company, reserves the right to reject any Application or to allocate a lesser amount than that applied for or to allocate no Shares to any or all Applicants in the General Offer.

3.7.7 Determination of the number of shares to be issued to successful Applicants Under the Retail Offer

The number of Shares to be issued to each successful Applicant under the Retail Offer will equal the dollar amount of their Application, less any scaling back (e.g. as a result of excess demand), divided by the Final Price and rounded down to the nearest whole Share.

For example, if you applied for A$5,000 worth of Shares, the Application was scaled back to A$3,000, and the Final Price was A$2.10 you would receive 1,428 Shares, calculated as:

$$\frac{A\$3{,}000}{A\$2.10} = 1{,}428.57 \text{ Shares}$$

= 1,428 Shares when rounded down to the nearest whole Share.

You would receive a refund of A$2,001 being the amount of scale-back. No interest will be paid on any Application Monies or refunds.

The method of scale-back will be determined by the Global Coordinator, in consultation with the Joint Lead Managers and the Company, at its absolute discretion.

3.7.8 Announcement of Final Price and final allocation policy in the Retail Offer

The Company expects to announce the Final Price and the final allocation policy under the Retail Offer on or about 4 April 2007. This information will be advertised in The Australian and other national and major metropolitan newspapers on or about that same day. Applicants in the Retail Offer will also be able to call the Boart Longyear Offer Information Line on 1800 781 633 after 8.30am (Sydney time) from 5 April 2007 to confirm their allocations. Applicants who are eligible to participate in the Retail Offer and are overseas should call +61 2 8280 7488.

However, if you are an Applicant in the Retail Offer and sell Shares before receiving an initial statement of holding, you do so at your own risk, even if you have obtained details of your holding from the Boart Longyear Offer Information Line.

3.7.9 Can the Offer be withdrawn or closed early?

Boart Longyear reserves the right to withdraw the Offer at any time before the allocation of Shares under the Offer. If the Offer is withdrawn, Application Monies will be refunded. No interest will be paid on any Application Monies refunded as a result of the withdrawal of the Offer or otherwise. Boart Longyear will retain any interest which accrues on Application Monies.

Boart Longyear and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to close the Offer early.

3.7.10 Refunds

Application Monies will be refunded (in full or in part) in Australian dollars where an Application is rejected, an Application is subject to scale-back or the Offer is withdrawn or cancelled. No interest will be paid on any refunded amounts. The Company will retain any interest earned on Application Monies.

Refund cheques will be sent following completion of the Offer or as otherwise applicable in the circumstances outlined above.

3.8 Institutional Offer

3.8.1 Invitations to bid

The Company is inviting certain Institutional Investors to bid for Shares in the Institutional Offer. The Institutional Offer is structured in three parts:

- an invitation to Australian and New Zealand Institutional Investors to bid for Shares, made under this Prospectus and the New Zealand Investment Statement as applicable;
- an invitation to QIBs in the United States to bid for Shares in transactions that are exempt from the registration requirements of the US Securities Act in reliance upon Regulation D (or Rule 144A, if applicable), and applicable United States state securities laws, made under the International Offering Circular; and
- an invitation to Institutional Investors in certain jurisdictions outside Australia, New Zealand and the United States to bid for Shares in transactions that are exempt from the registration requirements of the US Securities Act in reliance upon Regulation S and in compliance with all applicable laws in the jurisdictions in which such Shares are offered and sold, made under the International Offering Circular.

3.8.2 Institutional Offer process and the Indicative Price Range

The Institutional Offer will be conducted using a bookbuild process managed by the Global Coordinator and the Joint Lead Managers, who will act as joint bookrunners. Full details of how to participate, including bidding instructions, will be provided to participants by the Global Coordinator and the Joint Lead Managers.

Participants can only bid into the bookbuild for Shares through Syndicate Members. They may bid for Shares at specific prices or at the Final Price. Participants may bid above, within or below the Indicative Price Range, which is A$1.76 to A$2.10 per Share. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie European Investments as the nominated representative of the Vendors, after consultation with the Company and the Joint Lead Managers, after the close of the Institutional Offer as described in Section 3.8.

The minimum bid size in the Institutional Offer is 50,000 Shares. However, the Company and the Joint Lead Managers reserve the right to accept smaller bids.

The bookbuild will be conducted from 9.00am (Sydney time) on 2 April 2007 to 12.00pm (Sydney time) on Tuesday, 3 April 2007. The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to vary the dates and/or times of the Institutional Offer without notice.

Bids in the Institutional Offer may be amended or withdrawn at any time up to the close of the Institutional Offer. Any bid not withdrawn at the close of the Institutional Offer is an irrevocable offer by the relevant bidder to subscribe or procure subscribers for the Shares bid for (or such lesser number as may be allocated) at the price per Share bid or at the Final Price, where this is below the price per share bid, on the terms and conditions set out in this Prospectus or the International Offering Circular (as applicable), including any supplementary or replacement document, and in accordance with any bidding instructions provided by Syndicate Members to participants. Bids can be accepted or rejected by the Company in whole or in part, without further notice to the bidder. Acceptance of a bid will give rise to a binding contract.

Details of the arrangements for notification and settlement of allocations applying to participants in the Institutional Offer will be provided to participants prior to or at the opening of the bookbuild process. In some cases, Shares allocated may be delivered by the Joint Lead Managers, or their international affiliates, pursuant to settlement support arrangements under which the relevant Shares may be sold or issued to them and on-sold by them to satisfy the relevant allocations under the Institutional Offer.

3.8.3 The Final Price

The bookbuild process will be used to determine the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie European Investments as the nominated representative of the Vendors, after consultation with the Company and the Joint Lead Managers, after the close of the Institutional Offer as described in Section 3.8.2. It is expected that the Final Price will be announced to the market on or about 4 April 2007. In determining the Final Price, consideration will be given to, but will not be limited to, the following factors:

- the level of demand for Shares under the Institutional Offer at various prices;
- the level of demand for Shares under the Retail Offer;
- the objective of maximising the proceeds of the Offer; and
- the desire for an orderly secondary market in the Shares.

The Final Price will not necessarily be the highest price at which Shares could be sold and may be set above, within or below the Indicative Price Range.

All successful bidders in the Institutional Offer will pay the Final Price.

3.8.4 Allocation policy under the Institutional Offer

The allocation of Shares among bidders in the Institutional Offer will be determined by the Joint Lead Managers, in consultation with the Company. The Joint Lead Managers, in consultation with the Company, will have absolute discretion regarding the basis of allocation of Shares, and there is no assurance that any bidder will be allocated any Shares, or the number of Shares for which it has bid.

The initial determinant of the allocation of Shares under the Institutional Offer will be the Final Price. Bids lodged at prices below the Final Price will not receive an allocation of Shares.

The allocation policy will also be influenced by, but not constrained by, the following factors:

- the price and number of Shares bid for by particular bidders;
- the timeliness of the bid by particular bidders; and
- any other factors that the Joint Lead Managers, in consultation with the Company, consider appropriate, in their sole discretion.

3.9 Minimum subscription amount

A minimum subscription amount under the Offer is required to fund the redemption of Redeemable Notes, to undertake the debt restructuring (approximately US$1,055 million) and to cover the costs of the Offer.

The Offer will not proceed, and all Applications and Application Monies will be returned to Applicants (without interest), unless a minimum subscription amount of A$1,148 million is raised under the Offer. The Company reserves the right to not proceed with the Offer or any part of it at any time before allotment of Shares to Applicants in the Retail Offer and bidders in the Institutional Offer.

3.10 Discretion regarding the Offer

The Company reserves the right not to proceed with the Offer or any part of it at any time.before the allotment of Shares to Applicants in the Retail Offer and to bidders in the Institutional Offer. If the Offer or any part of it does not proceed or is cancelled, all Application Monies, or the relevant Application Monies will be refunded (without interest).

The Company also reserves the right to close the Offer or any part of it early, or extend the Offer or any part of it or to accept late Applications or bids either generally or in particular cases, or to reject any application. Under the terms of the Offer Management Agreement, Macquarie European Investments, as nominated representative of the Vendors, in consultation with the Company and the Joint Lead Manager, may set the Final Price which is above, within or below the Indicative Price Range.

3.11 Investment by Management

The Management Investors will hold interests in Boart Longyear as a result of their existing shareholding in the Boart Longyear Group prior to the Offer. These interests will represent between 2.3% and 2.5% of the Company at Settlement of the Offer based on the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer.

In addition, certain equity arrangements were agreed between Management and the existing shareholders ("Vendors") during 2006. The value of the shareholding resulting from these equity arrangements will be determined by reference to the Final Price.

In accordance with these arrangements the Vendors will set aside cash from the proceeds received from the redemption of the Redeemable Notes to fund the Shares to be issued under the equity arrangements between October and December 2007 once the vesting period for the equity arrangements has been satisfied. Upon vesting, the Shares will be issued by the Company at the Final Price. The number of Shares being issued upon vesting increases with the Final Price determined under the Offer. Assuming all equity arrangements vest, the number of Shares to be issued will range between 15 million and 20 million based on the Indicative Price Range and will result in the Company receiving between A$26.4 million and A$42.0 million in cash during the last quarter of FY2007.

Therefore, based on the existing shareholdings of the Management Investors prior to the Offer and Shares to be issued under the equity arrangements, the total number of Shares to be held by Management Investors in Boart Longyear will represent approximately 3.6% of the Company's issued share capital (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer).

Each of the Management Investors has agreed to an escrow arrangement with the Company under which they will be restricted from dealing with all the Shares they hold until the later of twelve months after the settlement of the Offer and three business days following the announcement of Boart Longyear's FY2007 results.

The Company will waive these restrictions only if:

- a takeover bid is made for all the Shares and holders of at least half of the Shares not subject to the restrictions have accepted the offer under the takeover bid; or
- a scheme of arrangement relating to the Shares becomes effective.

The Company will also waive these restrictions to permit dealings for estate planning purposes to family members.

3.12 ASX admission and quotation

It is expected that Shares will commence trading on ASX on or about 5 April 2007, initially on a conditional and deferred settlement basis.

All contracts formed on acceptance of Applications and bids in the Institutional Offer will be conditional on ASX agreeing to quote the Shares on ASX and also on initial settlement (that is, settlement in respect of all, or substantially all, of the Shares the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements ("Settlement")). Trades occurring on ASX before Settlement occurs will be conditional on Settlement occurring.

Conditional trading will continue until the Company has advised ASX that Settlement has occurred, which is expected to be on or about 11 April 2007.

Trading on ASX will then be on an unconditional but deferred settlement basis until the Company has advised ASX that initial holding statements have been despatched to Shareholders. Trading on ASX is expected to commence on a normal settlement basis on or about 16 April 2007.

If Settlement has not occurred within 14 days (or such longer period as ASX allows) after the day Shares are first quoted on ASX, the Offer and all contracts arising on acceptance of Applications and bids in the Institutional Offer will be cancelled and of no further effect and all Application Monies will be refunded (without interest). In these circumstances, all purchases and sales made through ASX participating organisations during the conditional trading period will be cancelled and of no effect. Refer to Section 3.8.3 for details on the announcement of the Final Price and final allocation policy under the Institutional Offer.

Following the issue of Shares, successful Applicants will receive a holding statement setting out the number of Shares issued to them under the Offer. It is expected that holding statements will be despatched by standard post on or about 12 April 2007. It is the responsibility of Applicants to determine their allocation prior to trading in Shares. Applicants trading in Shares prior to receiving a statement of holding do so at their own risk. The Company, the Registry, the Global Coordinator and the Joint Lead Managers disclaim all liability, whether in negligence or otherwise, to persons who sell Shares before receiving their initial holding statement, whether on the basis of a confirmation of allocation provided by any of them or by the Boart Longyear Offer Information Line.

3.13 Brokerage, commission and stamp duty

No brokerage, commission or stamp duty is payable by Applicants upon acquisition of the Shares under the Offer. Various fees are payable in relation to the Offer by the Company to the Global Coordinator, the Joint Lead Managers, the other Syndicate Members and certain other Brokers. Details are set out in Section 12.5.1.1.

3.14 Stamping fees

Participating organisations of ASX will receive a handling fee of 1.0% (inclusive of GST) on General Offer Applications bearing the code of an ASX participating organisation where that Applicant is allotted Shares, with the handling fee payable by the Company. There is a cap on such handling fees of A$300 per Application (inclusive of GST) (or multiple Applications believed to be from the same person). No handling fees will be payable on Applications under the Broker Firm, Priority or Institutional Offers.

3.15 Taxation

The Australian taxation consequences of any investment in Shares will depend upon the investor's particular circumstances. It is the obligation of potential investors to make their own enquiries concerning the taxation consequences of an investment in the Company. If you are in doubt as to the course of action you should follow, you should consult your stockbroker, accountant or other professional advisor. Section 12.9 sets out further information in relation to tax.

3.16 Offer Management Agreement

The Company has entered into an Offer Management Agreement with the Global Coordinator and the Joint Lead Managers in respect of the management of the Offer. The Offer will not be underwritten. Once the Final Price has been determined, the Global Coordinator and the Joint Lead Managers or their affiliates will be obliged to provide settlement support in respect of successful bids in the Institutional Offer under the Offer Management Agreement. The Offer Management Agreement sets out a number of circumstances under which the Global Coordinator and the Joint Lead Managers may terminate the agreement and settlement support obligations. A summary of certain terms of the Offer Management Agreement, including the termination provisions, is set out in Section 12.5.1.

3.17 Foreign selling restrictions

No action has been taken to register or qualify this Prospectus, the Shares or the Offer or otherwise to permit a public offering of the Shares in any jurisdiction outside Australia and New Zealand. The Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, US Persons except to QIBs in accordance with an applicable exemption from the registration requirements of the US Securities Act pursuant to Regulation D (or Rule 144A, if applicable), and applicable United States state securities laws.

This Prospectus may not be distributed in the United States or to US Persons, or elsewhere outside Australia and New Zealand, unless it is attached to, or constitutes part of, the International Offering Circular that further describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand, and may only be distributed to persons to whom the Offer may lawfully be made in accordance with the offering and selling instructions set out in this Prospectus and in compliance with the laws of any applicable jurisdiction. This Prospectus does not constitute an offer or invitation to subscribe for Shares in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation or issue this Prospectus.

Each person to whom the Offer is made under this Prospectus (including each person in Australia and New Zealand to whom the Institutional Offer is made) will be required to represent, warrant and agree as follows (and will be taken to have done so if it makes a bid in the Institutional Offer):

- it acknowledges that the Shares have not been, and will not be, registered under the US Securities Act, or in any other jurisdiction outside Australia or New Zealand, and may only be offered and sold: (i) in the United States or to, or for the account or benefit of, US Persons, to persons that are QIBs in accordance with Regulation D (or Rule 114A, if applicable), and applicable United States state securities laws; and (ii) outside the United States, to persons other than US Persons in offshore transactions in compliance with Regulation S;
- it is not in the United States or a US Person and is not acting for the account or benefit of a US Person or any other foreign person; and
- either (1) it is not engaged in the business of distributing securities or (2) if it is, it agrees that it will not offer or resell in the United States or to, or for the account or benefit of, a US Person (a) any Shares it acquires under the Offer at any time or (b) any Shares it acquires other than under the Offer until 40 days after the date on which the Shares are allocated under the Offer, in either case other than in a transaction meeting the

requirements of Rule 144A or Regulation S; provided, however, that the foregoing will not prohibit any sale of Shares on ASX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the United States.

No person is authorised to provide any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations will not be relied upon as having been authorised by the Company, the Global Coordinator or the Joint Lead Managers or any other Syndicate Member or any other person, nor will any such persons have any liability or responsibility in relation to them.

A New Zealand Investment Statement which complies with the Securities Act 1978 (NZ) and the Securities Regulation 1983 (NZ) has been prepared in connection with the Offer. New Zealand residents should read the Investment Statement before making an Application.

3.18 Electronic Prospectus

The Offer constituted by this Prospectus is available electronically only to Australian and New Zealand residents accessing and downloading or printing the electronic version of this Prospectus within Australia and New Zealand. Australian and New Zealand residents located in Australia or New Zealand may view this Prospectus on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com. The Offer constituted by this Prospectus in electronic form is not available to investors outside Australia and New Zealand, including persons in the United States and US Persons. Refer to Section 3.17 for applicable selling restrictions.

Persons who access the electronic version of this Prospectus should ensure they download and read the entire Prospectus. A paper copy of this Prospectus will be provided free of charge to any person in Australia or New Zealand who requests a copy by contacting the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488 during the Offer Period.

Applicants using the Application Form attached to the electronic version of this Prospectus must be located in Australia or New Zealand. The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.19 CHESS and holding statements

The Company intends to apply to participate in CHESS and, in accordance with the Listing Rules and the ASTC Settlement Rules, will maintain an electronic CHESS sub-register and an electronic issuer sponsored sub-register.

Following the issue of Shares to successful Applicants, Shareholders will receive an initial statement of holding (similar in style to a bank account statement) that sets out the number of Shares that have been allocated to them under the Offer.

This statement will also provide details of a Shareholder's HIN in the case of a holding on the CHESS sub-register, or SRN in the case of a holding on the issuer sponsored sub-register. Shareholders will be required to quote their HIN or SRN, as appropriate, in all dealings with a stockbroker or the Registry.

Shareholders will receive subsequent statements during the first week of the following month if there has been a change to their holding on the register and as otherwise required under the Listing Rules and the Corporations Act. Additional statements may be requested at any other time either directly through the Shareholder's sponsoring broker, in the case of a holding on the CHESS sub-register, or through the Registry in the case of a holding on the issuer sponsored sub-register. The Company or the Registry may charge a fee for these additional issuer sponsored statements.

3.20 Enquiries

If you require assistance to complete an Application Form or require additional copies of this Prospectus, you should contact the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488. The Boart Longyear Offer Information Line will be open on business days from 8.30am to 5.30pm (Sydney time) from 1 March 2007. Investors will be able to contact the Boart Longyear Offer Information Line to receive details of their allocations from 8.30am (Sydney time) on the date of Shares commencing conditional and deferred settlement trading, which is expected to be 5 April 2007. However, if you are an Applicant in the Retail Offer and sell Shares before receiving an initial statement of holding, you do so at your own risk, even if you have obtained details of your holding from the Boart Longyear Offer Information Line. If you require advice as to whether to invest in the Company, you should seek professional advice from your stockbroker, accountant or other professional advisor.

DRILLING INDUSTRY OVERVIEW

4

4 DRILLING INDUSTRY OVERVIEW

4.1 Introduction

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries.

This Section 4 addresses the market segments and regions currently served or targeted by Boart Longyear.

Table 4.1: Drilling industry

Industry	Minerals Industry	Environmental & Infrastructure Industry	Energy Industry
Segments served by Boart Longyear	All stages of mining operations: - Exploration - Development - Production - Mine closure	- Water - Environmental - Construction - Geotechnical	- Oil sands - Oil shale - Coal bed methane - Geothermal - Coal exploration
FY2006 industry size for customer segments served by Boart Longyear[1]	- US$2.5 billion	- US$3.8 billion	- US$2.1 billion
Main regions currently served by Boart Longyear	- Asia Pacific - Canada - United States - South America - Europe - Sub Saharan Africa	- Water – New Zealand, United States - Environmental – New Zealand, United States and Europe - Construction – United States and Canada - Geotechnical – New Zealand, United States and Canada	- Canada - United States - Asia Pacific
Primary drilling technologies	- Diamond core - Dual tube reverse circulation - Percussive - Rotary air blast - Sonic	- Sonic - Auger - Rotary - Probe - Diamond core	- Rotary - Sonic - Diamond core
Key drivers	- Raw materials demand and supply dynamics - Commodities prices relative to the cost of production	- GDP growth - Growing urbanisation - In the case of environmental drilling, regulatory changes	- Consumption rate and price of conventional energy sources - Increasing interest in developing alternative energy sources
Largest participants in the customer segments served by Boart Longyear	- Boart Longyear (#1) - Major Drilling (#2) - Layne Christensen (#3)	- Boart Longyear (#1)[2] - Layne Christensen (#2) - Diversified Water (#3) - Water Development Corporation (#4)	- Mullen Group (#1)[3] - Ensign Energy Services (#2) - Boart Longyear (#3)

Notes:
1. Management estimates based on industry data.
2. United States Environmental drilling segment only.
3. Canadian oil sands segment only.

4.1.1 Primary drilling technologies

There are several drilling technologies used in the Minerals Industry. The drilling method used depends on the purpose of the drilling activity. All methods require purpose built equipment and skilled operators to perform the drilling safely, efficiently and to an appropriate standard.

Table 4.2: Primary drilling technologies

Diamond core drilling

Diamond core drilling utilises an annular drill bit with an industrial-grade diamond crown to cut a cylindrical core through solid rock. This is the most sophisticated form of drilling due to the information that it yields and commands a higher service margin than other forms of drilling.

The core barrel assembly used in diamond core drilling enables core samples to be retrieved using a device on a wireline cable through the hollow drill rods. The wireline device has the benefit of permitting the core sample to be withdrawn without having to remove the entire string of drill rods from the hole to reach the sample. This is of particular importance for deep drilling and for ground conditions that require frequent inner tube removals. Diamond core drilling has been used to extract core samples from depths up to 3,000 metres.



Rotary drilling

Rotary drilling, in its simplest form, uses an air or water stream that is pumped to the face of the drill bit through the centre of the hollow drill rods to convey the drill cuttings to the surface between the wall of the hole and the exterior of the drill pipe. Boart Longyear's LM-700 rotary rig can drill to depths of approximately 3,400 metres.



Rotary air blast drilling

This is a comparatively inexpensive method of rotary drilling, useful for geological sampling in the earliest stages of exploration drilling. Shallow holes are produced by these smaller, truck-mounted rotary rigs. Chip samples are blown to the surface using compressed air that is directed through the inside of the hollow drill rods, through the drill bit, and up the annulus between the wall of the hole and the exterior of the drill pipe. Rotary air blast drilling is generally used as a shallow hole system to depths no greater than 50 metres.



Dual tube reverse circulation drilling

Dual tube reverse circulation drilling employs the same types of drill rigs as rotary air blast drilling but uses a dual-walled drill rod. Dual tube reverse circulation drilling is the preferred method when:

- hole conditions are such that the wall of the hole is not capable of supporting the erosive effect of the chip samples being conveyed to the surface;
- the hole wall itself lacks the strength to remain open as drilling advances; or
- the hole wall is too porous to maintain a column of drilling fluid, which is needed to keep the hole open. In these cases, if dual tube reverse circulation drilling is not used, the sample may be diluted and rendered meaningless to the geologist or the hole lost.

With dual tube reverse circulation drilling, the air or water flushing medium is circulated to the drill bit from within the annular space that exists between the inner and outer tubes of the dual-walled drill pipe. As the air or water passes through the drill bit, it picks up the chip sample at the face of the drill bit and conveys it to the surface in the inner tube.

Dual tube reverse circulation drilling is primarily used for exploration and can penetrate hard rock to depths of about 600 metres.



Sonic drilling

Sonic drilling is a vibratory drilling method that is used to sample any type of unconsolidated ground formation.

Rotating eccentric weights in the rig's rotation unit impart a vibration into a rod string and core barrel assembly. Matching the frequency of vibration to the natural frequency of the ground enables optimum drilling speeds to be obtained. The sonic drilling system is ideally suited to coring heap leach pads and waste dumps found on mine sites, as well as mineral sands and alluvial deposits. Due to the minimally invasive nature of this method, and the fact that it does not use air or water which have the potential to dilute samples, sonic drilling is principally used for environmental and geotechnical applications. The Company's sonic rigs can drill to depths of up to 200 metres.



4 DRILLING INDUSTRY OVERVIEW

Auger drilling

Auger drilling, a less complex drilling method, is a drilling method that uses spiral shaped augers to bore holes in soft earth formations to depths of up to 70 metres. When hollow-stem augers are used to bore the hole, sample tubes can be lowered through the augers to the face of the drill bit. The sample tube, which is connected to a small rod string, is generally hammered into the ground at the drill bit face. By counting the number of hammer blows that are required to advance the sample tube a prescribed distance and then analysing the resulting earth core sample, engineers can determine certain geotechnical properties of the ground.



Percussive drilling

Percussive drilling is used to penetrate rock, generally to depths of less than 50 metres, to create holes for the placement of explosives (blast holes). In addition to rotation of the drill bit, the drill bit also impacts the subsurface rock in a hammer-like fashion to fracture rock efficiently. As this method is merely for the creation of holes, and not to collect core samples for analysis, this method is less sophisticated than other methods of drilling.



Probe drilling

Probe drills are pneumatic or hydraulic geotechnical drills designed to reach into potentially unstable ground while remaining on solid ground. These drills are used to delineate existing underground workings and mine shafts to prevent damage or injury that could result from the use of heavy machinery on these areas. Probe drilling is also used for drilling in inaccessible low clearance or indoor areas.



4.2 Drilling services market

4.2.1 Minerals Industry

4.2.1.1 Description

Exploration drilling for minerals primarily involves the extraction of solid rock core or chip samples for technical analysis. This is regarded as a non-core activity by mining companies and is typically contracted to third party service providers, such as Boart Longyear. The samples extracted provide the mining companies with critical information over the life of a mining project. Exploration drilling services are used in each stage of mining operations: exploration, development, production and closure of the mine.

In addition, drilling services are required for mining companies to estimate the size and quality of reserves, key determinants of the value of a mining company, to communicate to investors. Investors use mining companies' reserves to assist in their evaluation and valuation of mining companies.

Management estimates that direct global expenditure on Minerals Industry drilling services was approximately US$2.5 billion in FY2006 and is expected to grow by approximately 20% to US$3.0 billion in FY2007 and continue growing in FY2008, albeit at a slower rate.

Table 4.3: Drilling services provided throughout mining operations

	Exploration stage drilling	Development stage drilling	Production stage drilling
Description	This stage of mining, also known as the 'greenfield' stage, is primarily focused on the discovery of mineral deposits. It is the earliest stage of mining operations and precedes the development and production stages. In this stage, equipment and crews are deployed to often remote locations to undertake exploration drilling on undeveloped land to determine whether sufficient reserves exist within a region to justify development of a mining project. Crews drill into the underlying rock to recover rock chips or core samples to ascertain the existence or quality of a mineral deposit. The integrity of the core samples supplied by drilling services providers for analysis is extremely important for the accurate determination of the feasibility of a particular prospect. For this reason, Management's experience is that mining companies will typically engage experienced drilling services providers with a track record of producing high quality core samples. Following the discovery of a mineral deposit, substantial drilling is typically required to characterise the size and quality of the deposit and to assess the feasibility of developing the deposit.	Development stage exploration drilling is typically undertaken to enable resource definition required for the expansion of an existing mining project and also to aid in the planning and construction of new mine sites. This is known as "brownfield" drilling.	Production stage exploration drilling is drilling that takes place within the mine boundaries and includes both surface and underground services. Operating mines require exploration drilling services to delineate the ore body for planning and grade control over the life of the mine. Exploration drilling is also required to control or obtain water. Large diameter water production wells are often bored either to supply the mine with process water, or to extract water from the vicinity of the mine to improve mining conditions. In the production stage, percussive drills are used to conduct blast hole drilling in underground mines for extracting ore for removal to the surface.
Fundamentals	The key driver of demand for exploration stage drilling is commodities pricing. Due to the risk of failure in exploration activity and the costs involved in establishing a new mine if exploration is successful, exploration stage drilling is undertaken only when commodities prices are sufficient to support those costs. Historically there has been a lag of approximately 12 months between a significant fall in commodities prices and impact on exploration stage drilling demand. Current and long term forecast commodities prices are well above the levels required to initiate exploration activity.	The 'brownfield' stage of mining is less susceptible to fluctuations in the commodities cycle than 'greenfield' exploration. This is because miners are more likely to be able to access and develop high quality deposits in close proximity to existing mining operations than through 'greenfield' exploration. Mining companies can also extract significant efficiencies through the processing of new reserves using existing mine infrastructure.	Demand for production stage exploration drilling for mine planning and production is relatively stable despite fluctuations in commodities prices.

Mine closure

When production ceases and a mine is closed, remedial action is undertaken to restore the site to premining condition. Drilling services required at this stage include environmental testing to install monitoring wells within and around the mine.

4.2.1.2 Industry dynamics

Outsourcing by mining companies

Drilling equipment is specialised and requires trained operators to perform the drilling service safely and cost-effectively. For this reason, mining companies typically outsource their drilling services to contracted service providers. A mining company's drilling services requirements will typically fluctuate and outsourcing is accepted as a desirable alternative to maintaining peak staffing and equipment levels, particularly on a global scale.

Those mining companies that have in sourced drilling operations generally undertake such activities at underground mining operations or where they have unionised workforces and are contractually bound to in source their drilling requirements.

Drilling services contractors

Drilling services providers generally compete on productivity, price, accuracy, safety, reliability and experience. While price is an important consideration, it is often not the definitive factor in the selection of a drilling services provider. In Management's experience, technical ability, safety record, consistency and quality of services have emerged as key considerations for the Majors, as has the ability to provide global support.

Drilling services contracts are typically awarded following a tender process. Drilling services providers tend to quote following a detailed costing and pricing process that ensures that projects are properly planned and take into account the geography, geology, timeframe, staffing and equipment and tooling costs.

A typical drilling contract specifies the depth of drilling required, the duration of the project and the scope and conditions of work to be undertaken. Customers are typically charged on a rate per-metre drilled basis. Profitability is therefore a function not only of price and the ability to provide an accurate price estimate, but also productivity, which is driven by the drilling method, technology, efficiency of the equipment and skill and experience of the drill operators.

4.2.1.3 Key industry drivers

The Minerals Industry is driven by the global supply and demand for raw materials. Increased demand from the rapid industrialisation and urbanisation of nations such as Brazil, Russia, India and especially China, coupled with increasing supply shortages, is expected to maintain demand for raw materials at levels that sustain strong demand for drilling services by the Minerals Industry. As a result the Minerals Industry is experiencing historically high prices across many minerals.

Commodities demand

Following World War II, with the rebuilding of Europe and Japan, the world entered a period of sustained and strong commodity utilisation and demand resulting in a period of increasing commodities prices into the 1970s. Following the supply-induced oil shocks in 1973 and 1978-1979, increased supply and more stable geopolitical conditions resulted in depressed commodities prices and a long term under investment by mining companies in new exploration and reserve development.

Figure 4.1: Copper demand by region



30
25
20
15
10
5
Million tonnes
29% 30% 33% 35% 37% 38% 41% 43% 46% 47% 49%
FY2004 FY2006 FY2008E FY2010E FY2012E FY2014E
Brazil, Russia, India and China
Rest of World

Source: Management estimates based on industry data

Figure 4.2: Reserve life of Copper and Zinc



30
25
20
15
10
5
Years to depletion
28.1
21.2
27.8
20.8
27.0
20.0
FY2004 FY2005 FY2006
Copper
Zinc

Source: Management estimates based on industry data; displays years until depletion based on current year consumption rates

Recently, the rapid industrialisation and urbanisation of emerging economies, especially China, has led to significant growth in the consumption of raw materials as illustrated by Figure 4.1 which displays the significant increase in demand for copper since 2004, particularly from Brazil, Russia, India and China. Increased demand from other emerging economies, particularly India, is expected to drive additional growth.

The expected increase in demand for copper, other base metals and iron ore provides the mining sector with a positive outlook and supports increased demand for drilling services by the Minerals Industry.

Gold, unlike other commodities, acts as a store of value, a unit of exchange and is also used in jewellery making. Current macroeconomic conditions favour the outlook for gold, namely:

- increased demand for gold jewellery from the new, wealthier, middle classes in China and India;
- a weakening US dollar coupled with inflationary pressures are highly supportive for gold prices as investors seek a safe, inflation neutral investment;
- new sources of investment demand in gold are appearing, particularly petro-dollar revenue in oil-rich states; and
- de hedging by the mining companies since 2002 has created net demand for gold. While the impact of de hedging is declining, the current trend among mining houses is to avoid hedging other than to the extent required to obtain project finance.

Commodities supply

Strong commodities prices and continued demand for drilling services by the Minerals Industry is also expected to be supported by supply shortages of commodities caused by reduced reserve lives due to the sustained underinvestment in exploration by mining companies. The depletion of key commodities reserves, as illustrated in Figure 4.2, is expected by Management to promote further investment in exploration to identify replacement reserves which will drive demand for drilling services.

Production

Production is driven predominantly by supply and demand fundamentals as operating mines target the highest possible utilisation levels. As a result of the increased demand for commodities and supply shortages, resulting from declining reserves, production levels have increased significantly in recent years. Production increases are expected to continue over at least the medium term, sustained by continuing commodities demand.

This outlook implies that demand for drilling services will increase over the short to medium term.

Exploration expenditure

Increased demand for raw materials, together with a slowing discovery rate and decreasing global mineral reserves resulting from historical under investment in exploration, support the expectation that demand for exploration drilling services will increase. As illustrated in Figure 4.3, global exploration expenditure by the mining industry is expected to increase at a compound annual growth rate of approximately 30% from FY2004 to FY2008E. Global nonferrous exploration budgets for all mining companies in the global Minerals Industry was approximately US$7.5 billion in FY2006 and is expected to grow by approximately 20% to approximately US$9.0 billion in FY2007.

Figure 4.3: Global nonferrous minerals exploration budgeted expenditure


12
8
4
US$ billion
FY2004
FY2005
FY2006
FY2007E
FY2008E

Source: Metal Economics Group data, FY2004–FY2006 and FY2007 estimate; Management estimates FY2008 estimate.

Based on current market conditions and expenditure patterns, coupled with the robust balance sheets of the Majors and significant capital recently raised by Juniors, Management expects that exploration and development budgets will continue to grow in FY2008, although at a slower rate than forecast for FY2007.

Management estimates that approximately 40% of total mining exploration budgets are comprised of spending on drilling services.

The decision by mining companies to undertake exploration activity involves a cost/return analysis. The price at which a commodity can be sold compared with the cost to produce it, is a key determinant of whether a potential mine site is feasible for mining. When commodities prices fall below a feasible margin above the cost to produce, exploration expenditure is typically reduced in the financial year commencing immediately after that price decrease. This is because mining companies will typically adjust their exploration budgets in response to price decreases for the next financial year, rather than curtail exploration expenditure in the current financial year for which a budget has already been set. However, fluctuations in commodities prices above these levels do not typically have a significant impact on exploration expenditure. Accordingly, if commodities prices stay above these threshold levels, demand for drilling services should be stable or increasing despite any fluctuations in commodities prices.

As a result of the impact of emerging economies on demand for raw materials and shortages of base metals and other mineral commodities, commodities prices have increased substantially in recent years and are forecast to remain strong over the next few years. Current and forecast prices are not only significantly above the long term cost of production, but are also in excess of the industry operating margins above the cost of production, which are typically the levels below which exploration expenditure is curtailed.

In the case of base metals, iron ore and mineral commodities other than gold, a further factor driving the demand for drilling services is that miners, due to a scarcity of accessible new reserves, are increasingly forced to explore for deeper and more remotely located ore bodies that are more difficult to extract. These deposits typically have more complex geology and thus mine planning and extraction techniques require more detailed information before production can commence. This results in greater volumes of drilling being required to locate the mineral deposits and ascertain whether the deposits can be economically mined and greater demand for Boart Longyear's services and products.

4.2.1.4 Key customers

Key customers of Minerals drilling services companies can be divided into three primary groups:

Majors are large, global companies with current annual non-ferrous mining-related revenues of more than US$500 million which typically have the financial strength to develop a major mine without external financing. Examples include Anglo American, Barrick Gold, BHP Billiton, Phelps Dodge, Rio Tinto, Teck Cominco and Xstrata.

Juniors are mining companies without significant current mining-related revenues that are dependent on outside equity financing to fund exploration activity. Typically, they are pure minerals explorers that have not achieved sufficient scale to self-finance new projects. Juniors raised US$14.8 billion of equity in 2006. Management estimates that this equates to approximately two years of Junior exploration spend. A significant portion of these funds are expected to be spent on global exploration drilling.

Intermediates are companies with mining-related revenue between those of Majors and Juniors (typically over US$50 million but less than US$500 million annually). Examples include Kingsgate, Oxiana, Jubilee Mines, Ivanhoe Mines and Zinifex.

Majors typically have more stable exploration budgets in comparison to Juniors.

The exploration drilling activity of Majors is typically related to the development stage of the mining process as opposed to the more cyclical exploration stage drilling undertaken by Juniors. Furthermore, drilling activity by Majors in the exploration and development stages does not decline to the same extent as those of Juniors during periods of lower commodities prices. This can partly be attributed to Juniors' reliance on equity financing.

The balance sheets of the Majors are currently comparatively strong and this is expected to continue to drive consolidation in the mining industry, such as BHP Billiton's takeover of WMC Resources.

The Minerals Industry is highly fragmented, with few major market participants and a large number of small, often family-run, regional or local companies. Key large industry participants in the global Minerals drilling services industry include Boart Longyear (holding the leading market share), Layne Christensen Company and Major Drilling Group International Inc.

4.2.2 Environmental & Infrastructure Industry

4.2.2.1 Description

Boart Longyear has a substantial and increasing presence in the Environmental & Infrastructure Industry and is the leader in the United States environmental drilling industry.

The Environmental & Infrastructure Industry incorporates environmental, water, construction and geotechnical drilling services. The size of the United States water and European environmental and infrastructure industry in which Boart Longyear operates was estimated by Management to be approximately US$3.8 billion in FY2006 and is much larger globally.

Drilling services offered to the Environmental & Infrastructure Industry include two primary drilling applications:

- site investigation drilling, which involves the installation of wells for monitoring; and
- characterisation of ground water and soil and remediation drilling, which relates to in situ treatment or pump-and-treat applications.

Drilling services offered to the water industry include the drilling and construction of water wells, well pump rehabilitation services and wells for ground water injection and recharge.

Construction drilling services include the development of bore holes that are used to improve ground conditions in or around construction sites that are used for the installation of piles, grout, freeze pipes, tensioning devices or instrumentation.

Geotechnical drilling services include drilling performed in advance of building construction work or an excavation to provide engineers and geologists with core samples for analysis to determine the ground's material properties such as soil strength. These investigations are required well in advance of the construction of large scale public works such as dams and tunnels.

4.2.2.2 Key industry drivers

The Environmental & Infrastructure Industry is predominantly driven by governmental regulation and spending and GDP growth.

In the high growth markets of China and India, GDP is forecast to grow at 10.0% and 7.3% respectively in FY2007, providing strong future demand for drilling services to the Environmental & Infrastructure Industry.

Environmental

In developed countries, mitigating environmental liability is a prime concern for industry and government and results in demand for environmental testing, monitoring and remediation drilling on industrial sites, whether those sites are experiencing ongoing industrial activity, are abandoned or are undergoing a change of ownership. Increasingly stringent environmental regulations in developed countries are expected to continue to drive demand for drilling services in these markets.

Figure 4.4: FY2007 forecast GDP growth



12
10
8
%
6
4
2
Japan
European Union
United States
Newly Industrialised
India
China
Forecast GDP
Global GDP

Source: International Monetary Fund

Water

The United States market for water exploration drilling services is estimated by Management to have been approximately US$1.9 billion in FY2006. Water development projects are both publicly and privately funded projects and are driven by population growth and the consequential industrial, agricultural and residential expansion. The key growth drivers of the water drilling sector in the United States include industrial growth and urban expansion combined with the excessive draw-down of both surface and ground water (aquifer) reserves.

In developing countries, rapidly expanding populations, particularly those in arid regions, are straining existing water resources. Further expansion and improvement of the water supply infrastructure, for which drilling services are required, is needed to create sufficient potable water.

Construction and geotechnical

The key drivers of the construction and geotechnical drilling segment are GDP growth and urban expansion.

Existing infrastructure (roadways, bridges and dams) is undergoing constant maintenance and upgrading to accommodate growing usage and demand. Large scale development projects, such as transportation or underground services (light-rail or combined sewer overflow systems) required to support larger population bases are expected to increase in number as economic and urban expansion continues.

4.2.2.3 Key customers

The key customers for:

- environmental drilling services are consulting firms, representing public and private entities undertaking large capital works;
- water drilling services are governments and municipalities alongside large mining firms, industrial and agriculture users; and
- construction and geotechnical drilling services are subcontractors to civil construction companies.

4.2.2.4 Competitors

The environmental drilling industry in the United States is fragmented and localised. Boart Longyear is the only environmental drilling services provider which has a broad presence across the United States. Some of the larger regional participants include Water Development Corporation, Layne Christensen, ADT and Miller Drilling. Most environmental drillers are also active in water exploration drilling services.

Key participants in the United States water industry include Boart Longyear, Layne Christensen, Diversified Water and Water Development Corporation. The market is otherwise fragmented and many competitors are small local operators. The Company only has a small presence in the water drilling industry outside the United States.

Key participants in the United States and Canadian construction and geotechnical drilling segment include Hayward Baker, Malcolm Drilling, Berkel & Company, Moretench, Schnabel Foundation and Trevi Group. The geotechnical drilling industry is highly fragmented with no discernible leader.

4.2.3 Energy industry

4.2.3.1 Description

Boart Longyear has a growing presence in the Energy Industry providing oil sands, oil shale and coal bed methane exploration drilling services and pre collaring or casing of gas wells.

Due to continued growth in hydrocarbon consumption and uncertainty surrounding the supply of existing resources in the Middle East and South America, global oil and gas companies and utilities have sought to expand their access to new energy sources. Such activity has included the exploration for non-conventional energy sources, such as Canadian oil sands and oil shale (from which oil can be extracted) and coal bed methane (which involves drilling ventilation gas wells for coal mining companies). Management estimates that the market segments served by Boart Longyear were worth approximately US$2.1 billion in FY2006. The oil sands sector is forecast by Management to grow at 20% in FY2007 and the coal bed methane and gas well casing sectors are expected to grow by 8% to 10% in FY2007. The Canadian oil sands drilling market is one of the highest growth segments of the energy drilling services industry. For example, the Alberta oil sands in Canada are expected to attract over US$80 billion worth of investment over the next decade with approximately 75% of potential oil sands areas still available for exploration and leasing.

4.2.3.2 Key industry drivers

Demand for non-conventional energy related drilling is strongly influenced by:

- the price of conventional energy sources, such as oil and gas;
- the increased rate of consumption of hydrocarbons, particularly as a result of economic expansion; and
- the increased interest in developing alternative sources of energy (non-conventional oil sources, geothermal and coal bed methane).

The oil sands, oil shale and coal bed methane drilling sectors in North America are forecast to maintain strong growth rates driven by the long term trend of tightening supply of conventional energy sources. The increasing complexity and scarcity of new large and/or easily accessible oil and gas reserves has driven exploration drilling expenditure. Additionally, the political instability in certain oil-producing regions, including the Middle East and Venezuela, is expected to drive the development of alternative energy sources even faster in politically stable regions such as Canada.

4.2.3.3 Key customers

The key users of Energy Industry drilling services are oil and gas companies and large government run utilities and coal mining companies (seeking to de-gas coal mines).

4.2.3.4 Competitors

Boart Longyear is a key participant in the Energy Industry for oil sands in Canada together with Mullen Group and Ensign Energy Services. Unlike Boart Longyear, which is focused solely on exploration drilling for energy sources, both Mullen and Ensign operate diverse businesses involved in the exploration for, and production of, both conventional and non-conventional sources of oil and gas. The remaining competitors are small, regional, privately owned firms.

Currently, Boart Longyear does not have a significant presence in the coal bed methane industry. However, it has identified this as an attractive sector and has developed a strategy of becoming a leading participant in this high growth sector. Competitors in this market are Ensign Energy Services and Precision Drilling.

4.3 Products

4.3.1 Product descriptions

The drilling products business supplies capital equipment (surface and underground) and consumable products (diamond drill bits, percussive drill bits, core barrels, drill rods and casings and other products) to the Minerals, Environmental & Infrastructure and Energy Industries. Total global expenditure on drilling products in the market segments currently served by Boart Longyear is estimated by Management to have been approximately US$2.0 billion in FY2006 and is expected by Management to grow by 15% in FY2007 to US$2.3 billion.

Coring tools

Coring tools include advanced wireline and conventional diamond drill coring systems used in Minerals drilling, including diamond drill bits, core barrels, rods and casings. These products are designed and used to extract rock and other core samples drilled.

Drilling capital equipment – rigs

A wide range of rigs are manufactured for use by the Minerals, Environmental & Infrastructure and Energy Industries. Each rig type is designed and manufactured for specific applications. The parameters used to design rigs include hole depth, hole diameter, hole use/maintenance and ground conditions.

Percussive tools

Percussive tools include drill mounted and hand held hammers used to produce the rotation and impact forces, shank adaptors to transmit the energy to the drill string, drill rods and couplings for various hole depths and bits which are fitted with tungsten carbide inserts to fracture the rock.

Figure 4.5: Canadian oil sands production estimates


2,000
1,500
1,000
500
917
1,000
1,125
1,250
1,500
1,750
1,875
FY2004
FY2006
FY2008E
FY2010E
m BBL per day

Source: Management estimates based on industry data

Stone cutting consumables – Diamond wire
Stone and concrete cutting tools and equipment produced by Boart Longyear and its competitors primarily consist of diamond wire and diamond saw blades, as well as related equipment. These products are used for quick and efficient cutting of natural stone, concrete and similar materials and are made from diamond-impregnated segments similar to the diamond drill bits used in Minerals Industry drilling.

Mining capital equipment
Other mining capital equipment includes load-haul-dump machines and utility vehicles for underground mining and tunnelling and percussive drills. Hydraulic and pneumatic rockdrills are principally used for drilling blast holes in underground mining and tunnelling applications.

4.3.2 Key industry drivers

The Minerals, Environmental & Infrastructure and Energy drilling products industries are driven by the same key drivers as the Minerals, Environmental & Infrastructure and Energy drilling services industries. Refer to Section 4.2.3.2 for discussion of the key industry drivers.

4.3.3 Key customers

The customers of the drilling products industry are numerous and diversified. The customer base participates in a range of mining, environmental, infrastructure and energy activities. Key customers include drilling services providers (including Boart Longyear's Drilling Services division) and mining companies.

4.3.4 Competitors

Boart Longyear, Atlas Copco Group and Sandvik AB are the key participants in the global exploration drilling products industry. The remainder of participants are regional or niche participants.

4.4 Regulatory environment

There are no global bodies governing the provision of drilling services or the manufacture of related products. However, industry participants must adhere to relevant national and state regulations. There are various bodies which govern specific types of drilling services. The services provided by Boart Longyear are subject to various licensing, permitting, approval and reporting requirements imposed by federal, state, local and foreign laws. Boart Longyear's operations are subject to inspection by, and the regulations of, governmental agencies, including the Department of Transportation, and the Occupational Safety and Health Administration ("OSHA") and Mine Safety and Health Administration ("MSHA") within the Department of Labor in the United States as well as their counterparts in countries other than the United States. In addition, the Company's activities are subject to regulation under various environmental laws regarding emissions to air, discharges to water and management of waste and various hazardous substances.

Drilling related products manufacturers are usually subject to environmental industrial relations and product liability regulation. Refer to the Risk Factors in Section 6 for more information.

BOART LONGYEAR OVERVIEW

5

5 BOART LONGYEAR OVERVIEW

5.1 Introduction

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries.

The segments in which the Company operates were estimated by Management to have global sales of approximately US$10 billion in FY2006.

Figure 5.1: Boart Longyear's market segment


Products
US$2.0bn
Drilling Services
Minerals Industry
US$2.5bn
Environmental & Infrastructure
Industry
US$3.8bn
Energy Industry
US$2.1bn

Note:
1. Industry size for US Water only and US and Europe environmental & infrastructure segments.

Source: Management estimates based on industry data.

Boart Longyear operates an integrated business, covering two markets:

- Drilling Services – the provision of contract drilling services for the extraction of rock, soil and water samples for technical analysis; and
- Products – the manufacture of capital equipment (rigs) and consumables to the drilling industry, including its own Drilling Services division.

The Company generated pro forma revenue of US$1.25 billion in FY2006, is forecast to generate pro forma revenue of US$1.46 billion in FY2007 and has over 7,800 employees globally.

The Drilling Services division, which is expected to account for US$908 million or approximately 60% of the Company's pro forma revenue in FY2007, provides drilling services in 30 countries in the Minerals, Environmental & Infrastructure and Energy Industries.

The Company's Products division, which is expected to account for the remaining 40% of pro forma revenue for FY2007, representing US$553 million, manufactures products for customers in over 100 countries in the Minerals, Environmental & Infrastructure and Energy Industries.

The Company has a corporate office in Sydney, Australia and its operational head office is in Salt Lake City, Utah, United States. Boart Longyear has five regional offices in Australia, Canada, The Netherlands, Peru and South Africa and its revenue is derived from a diverse geographic base.

Figure 5.2: Consolidated FY2007 pro forma revenue by geography


Asia Pacific 26%
Canada 25%
United States 24%
South America 9%
Europe 8%
Sub Saharan Africa 8%

Boart Longyear's Drilling Services division has established a leading position in the key geographic segments of the Minerals drilling services industry of Australia, Canada and the United States, of which Management estimate US$1.0 billion was spent on drilling services in FY2006. The Company is also the market leader of the US$2.5 billion global Minerals drilling services industry, with an estimated 17% share.

The Company's Products division is the global leader in the surface and underground mineral exploration drilling products segment.

The Company also has a substantial presence in the global Environmental & Infrastructure Industry with a leadership position in the United States environmental drilling services segment.

Boart Longyear has a growing position in oil sands, oil shales, gas well casing and coal bed methane segments within the Energy drilling services industry in the United States and Canada. The Company is also investigating opportunities in relation to its products offering to the Energy Industry.

5.2 Integrated business model

Boart Longyear's integrated model of Drilling Services and Products divisions fosters a mutually beneficial relationship. Management estimates that approximately 15% of the Products division's manufacturing output is used to supply drilling products to the Company's Drilling Services division.

Additionally, the integrated model provides the following competitive advantages:

- access to equipment in a supply-constrained market;
- continuous product development and innovation cycle driven by productivity requirements from Drilling Services;
- a 'speed to market' advantage for new product development; and
- unrivalled market knowledge.

Figure 5.3: Boart Longyear global presence


• Corporate office
▲ Operational head office
• Manufacturing
• Regional offices
Drilling Services operations

5 BOART LONGYEAR OVERVIEW

Table 5.1: Operational structure overview

	Drilling Services division	Products division
Business summary	– Conducts drilling for clients on a contract basis, primarily for the extraction of rock, soil or water samples for technical analysis	– Produces a wide range of equipment and consumables for use in drilling – Produces mining capital equipment, primarily for mine production – Produces hardrock tools for blast hole drilling – Produces stone cutting consumables
FY2007 pro forma revenue[1]	– US$908.4 million (~62%)	– US$552.8 million (~38%)
FY2007 pro forma EBITDA[2]	– US$251.0 million (~67%)	– US$121.2 million (~33%)
FY2007 maintenance capital expenditure	– US$26.9 million	– US$3.6 million
FY2007 expansionary capital expenditure	– US$58.0 million	– US$12.9 million
Product/ service offering	Drilling services are provided to the following Industries: – Minerals (exploration, development, production and mine closure drilling) – Environmental & Infrastructure (environmental, water, construction and geotechnical drilling) – Energy (oil sands, oil shale and coal bed methane drilling and gas well casing)	Drilling consumables products include: – Diamond core bits – Drilling rods – Core barrels – Percussive drilling consumables – Diamond cutting wire Drilling equipment products include: – Minerals core drilling rigs – Environmental/geotechnical rigs – Percussive drilling rigs – Rockdrills – Mining capital equipment

Notes:
1. Excludes intercompany sales. See Section 9 for discussion of Directors' Forecast.
2. Excludes corporate costs which are included in consolidated EBITDA.

	Drilling Services division	Products division
Key operational data	– Fleet of over 1,080 rigs (industry's largest) by the end of FY2007 – Services provided in 30 countries – Approximately 5,400 employees	– 11 manufacturing facilities in 7 countries – 13 wholesale/distribution DrillStores – Supplies products to over 100 countries – Approximately 2,000 employees
Market share	– Minerals Industry – global market leader with an approximate market share of 17% – Environment & Infrastructure Industry – market leader in the US environmental drilling industry with an approximate market share of 17%	– Minerals – market leader in the segments that the Company serves and particularly the surface mineral exploration and underground mineral production drilling product segment
Principal customers	– Mining companies (primarily Majors such as BHP Billiton, Rio Tinto and Barrick) – Governments and local councils in Environmental & Infrastructure Industry – Shell, Petro Canada, Suncor, Syncrude in oil sands segment of the Energy Industry	– Drilling services providers including the Company's Drilling Services division that uses approximately 15% of the Product division's manufacturing output – Participants in the Mineral, Environmental & Infrastructure and Energy Industries

Figure 5.4: Drilling Services FY2007 pro forma revenue by industry


Mining 69%
Environmental & Infrastructure 17%
Energy 14%

Figure 5.5: Products FY2007 pro forma revenue by product


Coring tools 42%
Percussive tools 23%
Drilling capital equipment 22%
Mining capital equipment 10%
Construction & Stone 3%

5.3 Company history

Boart Longyear has been a provider of drilling services and products to the global Minerals Industry for over 100 years.

The Longyear Company was founded in 1890 and Boart International, a De Beers subsidiary engaged in the development of industrial applications for industrial diamonds (including coring drill bits), in 1936.

The Longyear Company was acquired by Boart International in 1974 and formally merged into Boart Longyear in 1994. From 1974 to 2005, Boart Longyear operated as a wholly owned subsidiary of Anglo American, providing services and products to most major mining companies. During this time, the Company acquired and successfully integrated a number of companies that further expanded Boart Longyear's capabilities.

Under Anglo American's ownership, Boart Longyear represented less than 4% of total revenue, was considered a non-core business and was managed regionally, with its head office in Johannesburg, South Africa. There was limited emphasis on performance or growth and the Company had limited access to capital.

In 2005, Boart Longyear was acquired by Advent International, Bain Capital and the Management Investors. In 2006, the Consortium was introduced as an investor alongside Advent International, Bain Capital and the Management Investors.

Since the sale by Anglo American, Management has undertaken a number of restructuring initiatives to establish Boart Longyear as a globally run business, focused on operational improvements and organic and acquisition growth. These measures include the following:

- establishment of one global, integrated business with a uniform approach to pricing, equipment assignment and client account management;
- relocation of operational head office to Salt Lake City, Utah, United States, from Johannesburg, South Africa, which significantly expanded the available candidate pool for senior management positions; and
- significant investment in expanding and improving the business. For example:
  - the Company has completed six acquisitions over the six months to 31 January 2007;
  - restructuring and rationalising the Company's manufacturing base;
  - there are currently a number of cost saving initiatives being undertaken, such as global sourcing of inputs; and
  - during FY2006, the Company undertook significant capital expenditure to add over 60 rigs to its base fleet and to debottleneck and rationalise its manufacturing footprint.

The Company believes there are still further benefits to be derived from operating as an independent, global drilling business. This is expected to drive growth in the medium term. These opportunities are described in further detail in Section 5.4.6.

Figure 5.6: Company history


1890
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010

5.3.1 Recent acquisitions

Over the six months to 31 January 2007, Boart Longyear made six strategic acquisitions. Four of the businesses acquired are based in Western Australia (North West Drilling, DrillCorp, Grimwood Davies and KWL) and two in the Americas (Prosonic and Connors).

The acquisitions of North West Drilling, DrillCorp and Grimwood Davies significantly expanded Boart Longyear's presence in the important Western Australian mining industry, providing the Company with an increased presence in surface drilling, particularly iron ore drilling, and further exposure to Majors such as BHP Billiton and Rio Tinto.

KWL designs and manufactures a range of multipurpose and dual tube reverse circulation rigs which complement Boart Longyear's strong offering of surface and underground coring drilling rigs.

The acquisition of Prosonic provides the Company with a base for international expansion of its sonic drilling capabilities and the acquisition of Connors provides increased exposure to the leading Latin American mining houses. There is potential for further operational efficiencies to be realised in FY2008 from these acquisitions, following their integration into the Group. For all the drilling services companies recently acquired by Boart Longyear, new rigs are planned to be deployed to the businesses during FY2007.

5.4 Drilling Services division

5.4.1 Overview

Boart Longyear's Drilling Services division undertakes contract drilling work for the Minerals, Environmental & Infrastructure and Energy industries.

The Drilling Services division will operate a fleet of over 1,080 drill rigs by the end of FY2007 and employs over 5,400 employees including rig operators, driller's assistants, supervisors and supporting staff.

The division provides its mining clients with earth and rock core, or rock chip samples in various sizes at certain depths for mineral analysis purposes. The division typically operates in the exploration and development stage and also provides drilled blast holes for production mining purposes.

Boart Longyear's Drilling Services division generates the majority of its revenue from the Minerals Industry but in recent years has also developed drilling capability for the non-mining Environmental & Infrastructure and Energy Industries.

In the Environmental & Infrastructure Industry, Boart Longyear's services include the drilling, installation and servicing of monitoring and remediation wells for ground water treatment and wells for fresh-water production, de-watering or brown (grey) water injection. Geotechnical and construction drilling services include soil sampling and earth improvement drilling solutions, such as micro-pile and de-watering well installations.

In the Energy Industry, Boart Longyear provides earth and rock core samples for analysis purposes, as well as completed holes for the installation of gas well casings and the installation of coal bed methane wells.

Boart Longyear's Drilling Services division is International Standard Organisation 14001 (Environmental) ("ISO 14001") and Occupational Health and Safety Association Standard 18001 (Safety) ("OHSAS 18001") accredited. In Management's experience, the Company's ISO 14001 and OHSAS 18001 accreditation is a differentiating factor for Majors when selecting a drilling services provider and for the Company when trying to attract skilled labour.

5.4.2 Competitive strengths

Key competitive strengths of Boart Longyear's Drilling Services division include its:

- global reach providing a platform to support its longstanding relationships with its global customer base;
- integrated business model providing access to equipment and consumables to enhance drilling productivity;
- ability to provide a full suite of drilling services to its global customer base;
- scale and access to capital enabling it to make acquisitions to further consolidate Boart Longyear's market position; and
- industry leading safety and training regime which is a key focus of the Majors and is critical for attracting skilled employees.

5.4.3 Global presence

Boart Longyear's Drilling Services division operates in 30 countries across North America, South America, Asia Pacific, Europe and Sub Saharan Africa, with an international network of more than 50 zone locations that maintain and mobilise equipment close to key geographic markets. To extend its service offering to remote locations, Boart Longyear also operates fly-in-fly-out rigs and drilling crews to provide drilling services in remote areas without the need for significant capital investment in infrastructure.

5.4.4 Minerals Industry (~70% of FY2007 Drilling Services revenue)

Boart Longyear has established a clear leadership position in the key Minerals Industry drilling services markets of Australia, Canada and the United States, of which Management estimate US$1.0 billion was spent on drilling services in FY2006. The Company is also the leader in the Minerals drilling services market globally with an estimated 17% share of the US$2.5 billion global Minerals Industry.

Boart Longyear's revenue is diversified across all stages of mining, as well as commodities.

Approximately 70% of Boart Longyear's total drilling services revenues are derived from contract drilling work for mining companies globally, predominantly for the exploration, development and production of gold, copper and other base metals. Other Minerals Industry revenue is derived from drilling in respect of other commodities including diamonds, platinum group metals and uranium.

Approximately 75% of the Company's Mineral Industry revenue is derived from the development and production stages of mining operations, which are less impacted by fluctuations in commodities prices than the exploratory stage.

5.4.5 Non-mining applications – Environmental & Infrastructure and Energy Industries (~30% of FY2007 Drilling Services revenue)

Boart Longyear has diversified its revenue base over the past several years through selective expansion into high growth non-mining industries. Growth initiatives have included expansion of its provision of drilling services to the Environmental & Infrastructure (including the environmental, water, construction and geotechnical segments) and Energy (including the oil sands, oil shale, gas well pre collars and coal bed methane segments) Industries.

Environmental & Infrastructure

Boart Longyear's environmental drilling services are focused on soil and ground water contamination issues. The Company is the market leader with a market share of 17% in the United States environmental drilling industry and is well positioned in this segment by its sonic drilling capabilities. Boart Longyear is the leader in sonic drilling, a specialised and growing technology.

Boart Longyear's water drilling services are focused on the US$1.9 billion fresh water drilling industry in the United States. These services include the drilling and construction of water wells, and are supplemented by well pump rehabilitation services. Additionally, the Company constructs wells for ground water injection and recharge, a service that is expected to experience increased demand, particularly in coastal regions where depleted aquifers are at risk of contamination from salt water intrusion.

Figure 5.7: Drilling Services FY2007 Minerals Industry pro forma revenue by mineral


Gold 36%
Other base metals 25%
Other mining 20%
Copper 14%
Iron ore 5%

Figure 5.8: Drilling Services FY2007 Minerals Industry pro forma revenue by mining phase


Development 49%
Exploration 26%
Production 25%

At present, Boart Longyear's presence in the construction and geotechnical drilling segment of the Environmental & Infrastructure Industry is limited. However, Boart Longyear believes there are a range of growth opportunities in this segment. These opportunities are expected to be realised through the development and application of innovative sonic drilling techniques and, where appropriate, via strategic bolt-on acquisitions.

Energy

The energy drilling services provided by Boart Longyear involve the exploration and exploitation of non-conventional energy sources such as oil sands, oil shale and coal bed methane. Boart Longyear does not drill for conventional oil or gas, but does provide specialised gas well pre collaring services.

Boart Longyear provides earth and rock core samples for analysis purposes, as well as completed holes for the installation of gas well casings and the installation of coal bed methane wells.

Due to growing hydrocarbon consumption and uncertainty surrounding the supply of existing resources in the Middle East and Venezuela, major oil and gas companies and utilities have sought to expand their access to new energy sources. Such activity has included the exploration and exploitation of non-conventional energy sources, such as Canadian oil sands (from which oil can be extracted), geothermal energy sources and coal bed methane, providing a major growth opportunity for Boart Longyear.

5.4.6 Key customers

Boart Longyear's customers in the Minerals Industry are predominantly major blue-chip gold, copper and other base metals miners, with sufficient capital to ensure steady exploration drilling budgets in addition to continued development and production activity. Majors are forecast to represent more than 40% of the Company's Minerals Industry drilling services related revenue in FY2007. Management estimates that no one customer accounted for greater than 7% of the Drilling Services division pro forma revenues in FY2006 and the Company's largest customer accounts for approximately 4% of total Company revenues.

The continued consolidation of mining companies, such as BHP Billiton's takeover of WMC Resources, provides Boart Longyear with an opportunity to be a single source services provider to large mining companies who prefer to have a focused program of supplier selection. Boart Longyear's size, broad geographic footprint and strong regional presence enable it to provide the volume of services required by global participants and meet the safety standards required by these customers.

Key Drilling Services division customers include:

- Anglo American
- Barrick
- BHP Billiton
- Companhia Vale do Rio Doce
- De Beers
- Newcrest
- Newmont
- Phelps Dodge
- Rio Tinto
- Xstrata

The Company's customers in the Environment & Infrastructure Industry are generally municipal councils and water contractors. The size of these customers is generally small with Boart Longyear having no major individual customers.

5.4.7 Equipment

Boart Longyear's drill rig fleet is the largest fleet operated by a drilling services company in the world, having increased substantially from 728 in FY2003 to an expected fleet of over 1,080 rigs by the end of FY2007. The Company will add 77 rigs to its fleet during FY2007, earnings from which will only be recognised as they are deployed into the field throughout the year. The aggregate annual revenue uplift from these rigs will be seen in FY2008.

This increase in the number of rigs has not adversely affected the rig assignment rate. A drill rig is considered to be assigned if it is either scheduled to go to a project or is in use on a project. The Company's assignment rate has improved from approximately 70% in FY2003 to a forecast assignment rate of over 90% in FY2007.

The improvement in assignment rates is attributable to both the strength of the global Minerals Industry and to the Company's new global focus on ensuring that rig assignment is optimised across regions.

Boart Longyear's drill rigs range in size from small underground pneumatic drills costing approximately US$25,000 to large diameter rotary rigs that cost in excess of US$4 million.

The operational life of a drill rig varies greatly. Underground rigs depreciated over a five year period, whilst surface core rigs are depreciated over 10 years and rotary rigs over 12 years. Boart Longyear has developed equipment-specific maintenance programs which result in some drill rigs lasting well in excess of their depreciable life, and often over 20 years.

5 BOART LONGYEAR OVERVIEW

5.4.8 Contracts profile

A typical drilling contract specifies the depth of drilling required, the duration of the project and the scope and conditions of work. Customers are typically charged on a rate per-metre drilled basis. Profitability is therefore a function not only of price, but also productivity, which is driven by the drilling method, technology, efficiency of the equipment and skill and experience of the drill operators.

Management estimates that the Company enters into approximately 6,500 contracts per year, with no contract expected to represent more than 3% of FY2007 Drilling Services division pro forma revenue. The majority of the contracts undertaken by the Drilling Services division are short term in duration, which is in line with industry standards.

In the Minerals Industry some mining exploration stage contracts are as short as three months, but mining production stage contracts are generally longer and typically last up to 12 months. Approximately 75% of FY2007 Drilling Services pro forma revenue is either under framework agreements or considered by Management to be highly probable, giving the Company high earnings visibility at the beginning of each year.

Despite their relatively short duration, Minerals Industry drilling services contracts are generally reviewed annually following a negotiation or re-bid.

In the case of exploration stage contracts, such work is often renewed or extended to the completion of the project following a successful strike or discovery. In such cases, and particularly on the more remote contracts, mining companies will often prefer to leave the incumbent drilling services contractor on site to continue drilling so that the project continues with minimal disruption and the mobilisation and demobilisation costs are kept to a minimum.

In the Environmental & Infrastructure Industry, drilling services contracts are shorter in duration, generally lasting between a day and four months. An environmental drilling services contract does not generally extend beyond four months.

In the Energy Industry, the scope of work tends to be larger and contract duration is typically three to six months but can extend up to 12 months.

Boart Longyear has a strong track record of contract renewal underpinned by the Company's:

- integration of its drill operators with the operations of the mining company;
- increasing access to the exploration and production planning schedules of the Majors;
- leading safety performance and resource availability; and
- focus on a diversified blue-chip client base.

Tenders for contracts are managed at Boart Longyear's regional offices. Only certain managers are pre-approved to submit bids for contracts. Additionally, the contract managers have a predefined bid limit, above which they must seek general management approval and written sign-off.

Figure 5.9: Drilling Services number of rigs


1,200
900
600
300
927
1,006
1,083
FY2005
FY2006
FY2007E
Number of rigs (year end)

Note: Includes rigs acquired with the Acquired Businesses

5.4.9 Safety and risk management

A crucial consideration for mining companies in the selection of drilling service providers is safety track record. Boart Longyear has established a reputation as an industry leader in the application of safe operating practices and products which provides a competitive advantage when bidding for customer contracts.

Boart Longyear has achieved year-on-year industry-leading safety performance. The Company's Total Case Incident Rate (TCIR)/Lost Workday Case Accident Incident Rate (LWCAIR) is 83% below the United States mining industry average which demonstrates the Company's superior injury incident rate performance.

Boart Longyear is focused on effectively managing safety performance and building a solid safety culture. Quantified hazards and risks drive goals, awareness levels and provide the Company with a competitive advantage by enabling it to support the Company's growth strategies safely.

The Company's focus on improving safety has avoided significant costs being incurred through accidents and resulted in more efficient operations.

5.5 Products division

5.5.1 Overview

Boart Longyear's Products division manufactures and sells coring tools, drilling capital equipment, percussive tools, mining capital equipment and products for the construction and stone industries. These products are used in the Minerals, Environmental & Infrastructure and Energy Industries.

Coring tools developed, manufactured and distributed by Boart Longyear include diamond coring bits, drill rods with patented joint technology and sophisticated wireline core extraction systems with patented technology. The division also manufactures diamond consumable products for the natural stone and construction industries globally.

Boart Longyear is a recognised leader in the supply of drilling products to the Minerals Industry and particularly in the provision of dedicated surface and underground coring rigs and bits used for surface mineral exploration and underground mineral production.

The majority of the division's products are sold to drilling services providers. Management estimates that approximately 15% of the Products division's manufacturing output is used by the Company's Drilling Services division.

Figure 5.10: Lost workday case accident incident rate*


3
2
1
Rate
2002
2003
2004
2005
2006
2007
Year to date
Boart Longyear actual (global operations)
United States Mining industry
(includes producers and service providers)

Source: Management estimates based on industry data

Note:
Rate is calculated as the number of cases (accidents) times 200,000 divided by the actual number of hours worked. The 200,000 figure represents an average size company employing 100 employees, all working 2,000 hours per year.

5 BOART LONGYEAR OVERVIEW

Boart Longyear's extensive experience in the drilling industry has enabled it to build a comprehensive offering of drilling products. No other competitor offers such a broad and technologically advanced product range for mining drilling applications. A significant part of what drives Boart Longyear's Products division's technological leadership position is the relationship between the Company's two divisions. For example, Boart Longyear designed its patented RQ™ coring rod based upon direct input from its drill rig operators. The RQ™ patented thread design withstands greater stress than all previously available coring rod designs, enabling drilling of substantially deeper holes. The Products division receives direct feedback from the Drilling Services division on drillers' experiences in using the products in the field. This knowledge is then used to develop new or improved products that are tested by the Drilling Services division's field crews.

The Products division also operates a network of 13 distribution outlets (DrillStores) across the United States. These stores are a direct wholesaler and distribution centre for all types of drilling supplies used by drilling services providers. Approximately 40% of the DrillStores' sales are Boart Longyear manufactured products.

5.5.2 Competitive strengths

Key competitive strengths of Boart Longyear's Products division include its:

- increasingly efficient production underpinned by expansion of capacity in lower cost countries;
- product innovation as a result of feedback and insight into customers' needs provided by the Drilling Services division;
- market leading positions. For example Boart Longyear is the market leader in surface and underground coring rigs and in sonic drilling technology; and

Figure 5.11: Products division manufacturing footprint


Ederleld Germany ▲
Wroclaw Poland ■
North Bay Canada ▲■
Mississauga Canada ●
Salt Lake City United States ▲
Wuxi China ▲●
Chamdor South Africa ✱
Roodepoort South Africa ▲●
Perth Australia ■
Cardiff Australia ✱
Adelaide Australia ▲■

▲ **Coring tools**
Diamond bits
Rods and casings
Core barrels

■ **Drilling capital equipment**
Surface/underground coring rigs
Geotech rigs
RC/multipurpose rigs

✱ **Mining capital equipment**
Underground Drill rigs
Load-haul-dump machines
Utility vehicles

● **Percussive tools**
Percussive bits and rods
Couplings and shanks
Pneumatic rockdrills



Note: Limited percussive and coring products manufacturing and assembly facility in Zimbabwe

– longstanding relationships with blue chip customers.

At present, the lead time within the industry for non-Boart Longyear manufactured drilling rigs is 6–12 months. However, the Company's Products division can provide rigs within three months which is a direct result of Boart Longyear's recent capacity additions.

5.5.3 Global presence

Boart Longyear's global footprint currently consists of 11 manufacturing facilities, located in Australia, Canada, China, Germany, Poland, South Africa and the United States. The Company has significantly increased its capacity to meet the growing demand for its products as displayed in Table 5.2.

The Products division has a global sales network with 38 sales offices in 22 countries in addition to its manufacturing operations.

The Products division has recently undertaken three major restructuring projects, generating significant annual savings. These restructuring measures are focused on reducing the facility footprint, increasing scale efficiencies and returning focus to Boart Longyear's core drilling-related products offering.

Boart Longyear has established low cost manufacturing facilities in Wuxi, China and Wroclaw, Poland. These production facilities are primarily responsible for production of high volume, standardised products, and have sufficient capacity for production to be expanded in the future. Production of sophisticated assembly products continues to be undertaken regionally depending on the drilling and geological requirements of the region. For example, dual purpose core drilling/ dual tube reverse circulation drill rigs for use in the iron ore industry are manufactured in Perth, Western Australia.

5.5.4 Sales, marketing and distribution

The Products division's sales are made either directly to the end user or through distributors who then on-sell to end users. In regions where sales volumes are large, individuals may have product-specific sales responsibility, whereas in smaller countries and regions, sales efforts may be the responsibility of one individual.

Distribution methods vary depending on the type of product and customer. Large-scale products such as drill rigs are delivered directly to the end-user. For other tools, equipment and consumables, Boart Longyear operates three regional warehouses in Canada, Singapore and The Netherlands which have been outsourced to third party logistics companies.

The Products division also targets the drilling wholesale/distribution sector for energy, environmental, water, construction and geotechnical drilling through its DrillStore operations in the United States. The industry is highly fragmented with no competitor estimated to have more than a single digit market share.

5.5.5 Key customers

The Products division has a diversified customer base, the majority of whom are drilling contractors (including Boart Longyear's Drilling Services division) and mine operators.

Key Products division customers include:

- Advisor Drilling
- Bradley Drilling
- Major Drilling
- Layne Christensen
- Connors (Canada)

Table 5.2: Manufacturing capacity increases

Facility	Product	Increase in manufacturing output	Actual/ expected completion date
Wuxi, China	Percussive tools	~75%	31 March 2007
Wroclaw, Poland	Drilling capital equipment	~50%	31 May 2007
North Bay, Canada	Rods	~55%	31 March 2007
North Bay, Canada	Drilling capital equipment	~65%	31 December 2006
Adelaide, Australia	Rods	~100%	31 March 2007
Salt Lake City, United States	Diamond bits	~55%	31 March 2007

5.6 Employees

Boart Longyear currently employs over 7,800 staff: approximately 5,400 in the Drilling Services division and approximately 2,000 in the Products division, with the balance in the Company's corporate and operational head offices.

Table 5.3: Boart Longyear employees by region

	Americas	Asia Pacific	Sub Saharan Africa	Europe	
Drilling Services	~60%	~30%	~10%	< 1%	~5,400
Products	~30%	~20%	~40%	~10%	~2,000
Corporate					~400
Total	~50%	~29%	~18%	~3%	100%

5.6.1 Drilling Services division

Given current drilling services industry labour shortages, attracting and retaining skilled employees is a key priority of the Company's Drilling Services division. Boart Longyear leverages its global presence, market position, safety record, growth opportunities and focus on talent development to attract and retain the best employees.

Drilling Services field employees are typically employed on a contract basis. Employees are generally regionally based such that they can provide drilling services to the surrounding geographic areas. However, many employees have the flexibility within Boart Longyear to move geographically to locations in which major new drilling services contracts have been awarded.

The skill level, and the subsequent training time required to develop safe and efficient operators, is dependent on the type of drilling services conducted. Shallow core and percussive holes are not as technically challenging as deep, large diameter holes drilled with either core or rotary systems. The training time for less technical drilling can be six months, whereas for more complex drilling it can take up to two years. Training is provided at Boart Longyear's training facilities in the United States, Canada, South America, Asia Pacific region, South Africa and Europe and further training is provided in the field.

5.6.2 Products division

Boart Longyear's Products division employs approximately 2,000 staff. The division's manufacturing employees have typically been hired on a full or part time basis with training provided on the job.

Boart Longyear's Mississauga, North Bay and Roodepoort facilities have unionised labour forces. The Company has developed good relationships with these unions through ongoing communications with union leadership and effective collective bargaining agreements. Other Boart Longyear locations that have individual members that are involved in unions but do not operate as a collective include Adelaide, Cardiff, Wuxi, Germany, and Poland. Salt Lake City is a non-union manufacturing facility.

5.7 Growth opportunities

Boart Longyear was sold by Anglo American in 2005. Since that time, the Company has undergone significant operational restructure with substantial investment in the Company's expansion. Management has identified a range of growth opportunities which are expected to drive the future growth of Boart Longyear.

5.7.1 Global account management

In mid FY2006, Boart Longyear commenced initiatives to increase its share of the drilling services and products expenditure of current Major mining customers. These initiatives include dedicated relationship and account managers, global pricing initiatives and sole-source provider agreements. It is intended that customers will benefit from these initiatives through guarantee of supply and quality, standard contract terms, consistent use of experienced crews and safe drilling practices.

Global account management will enable Boart Longyear to re-allocate rigs to customers who perform a higher proportion of development and production drilling, which will provide more stable work over time and increased exposure to the less cyclical exploration expenditure of the Majors. Global account management is also expected to provide geographic expansion via contracts with mining houses in new geographies where Boart Longyear's market share is below its global average.

The response of customers to the initiatives has been sufficiently positive that Boart Longyear has had to slow the global account management program roll-out in FY2007 so that it can focus on delivering on its value proposition to customer accounts that have already been targeted. As capacity grows, additional key account relationships will be developed.

The Company has achieved a sizeable increase in drilling Income directly resulting from key account management. Management is targeting a 50% share of the Majors' drilling expenditure. The Company's global account management initiative is of increasing importance, given the consolidation of the mining industry led by the Majors and the lower volatility of Majors' exploration drilling spend.

5.7.2 Global sourcing

As a subsidiary of Anglo American, Boart Longyear was managed on a regional basis and did not coordinate purchasing on a global basis. Boart Longyear established a global team for the sourcing of material inputs into its manufacturing processes to achieve discounts and better leverage the Company's buying power in the second quarter of FY2006. Since then, Management has implemented centralised purchasing and improved inventory management for key inputs including steel, machined parts, drilling fluids, telecommunications services and PVC. To date, the program has focused on a relatively small number of key inputs. Management intends to expand the list of inputs upon which the program is focused and believes that further savings beyond those currently forecast should be possible in the future. The following table describes the process undertaken in relation to key saving initiatives. Management estimates achieving further sourcing savings in FY2007.

Table 5.4: Sourcing savings realised

Saving realised on:	Process undertaken:
Rig assembly	Negotiated savings (contract manufacturer)
Drilling fluid	Supply base rationalisation
Logistics	Negotiating and outsourcing
Travel	Consolidated arrangements
Move to low cost supplier (China)	Qualifying suppliers in China as second source materials
Further logistics savings	Renegotiating contracts
Power transmission	Consolidated volume quoting

5.7.3 Restructuring and facility utilisation

The Company has undertaken a comprehensive restructure and rationalisation of its global manufacturing footprint aimed at improving manufacturing efficiency. The key aspect of the rationalisation program is to increase capacity at lower cost locations and rationalise facilities in higher cost locations.

Management has closed four facilities in Europe and South Africa bringing the total down to 11 facilities. For example, the Company previously operated three separate facilities in South Africa, that have now been consolidated into the Roodepoort, South Africa facility. Further, the Company is in the process of moving the manufacturing of shanks from Mississauga, Canada to its lower cost facility in Wuxi, China. The capacity of the lower cost facilities of Wuxi, China and Wroclaw, Poland will be increased by 75% and 50%, respectively from the end of the first quarter of FY2007.

Figure 5.12: Products manufacturing capacity increase during FY2006 and FY2007


100
80
60
%
40
20
33
37
40
42
63
82
Diamond wire
Diamond bits
Per-cussive bits
Shanks
Rock drills
Coring rods

Boart Longyear has also undertaken to improve manufacturing facility throughput. A program to debottleneck all facilities has been implemented and its rollout will continue in FY2007 and FY2008. This has resulted in increased manufacturing output for all major products.

The Company now outsources the assembly of a large part of certain rigs. This provides Boart Longyear with additional manufacturing flexibility and the ability to concentrate on other areas of the manufacturing process and reduce the labour costs necessary for the assembly of rigs.

In the long term, Boart Longyear will further review its manufacturing footprint and consider relocating more production facilities to lower cost regions such as China and Eastern Europe.

5.7.4 Increased market share in high growth markets

Boart Longyear is focused on expanding its drilling services operations in emerging markets.

For example, Boart Longyear currently captures an approximate 20% share of the Canadian oil sands exploration drilling services industry and Management intends to grow its market share by strengthening relationships with the major oil sands producers and capturing an increased proportional share of new drilling opportunities. Additional rigs were put in place and utilised for this purpose in early FY2006. The Canadian oil sands industry is forecast to grow by 24% in FY2007.

The Company is also planning to leverage its drilling expertise to enter industries in which Boart Longyear has either a modest or no presence such as coal bed methane, construction and geotechnical industry segments. The Company estimates that these markets represent a significant revenue opportunity for the Company.

Figure 5.13: Canadian oil production – conventional v oil sands


Millions of barrels per day
5
4
3
2
1
FY2004
FY2008E
FY2012E
FY2016E
FY2020E
Oil sands
Conventional oil

Source: Management estimates based on industry data

5.7.5 Geographic expansion

Boart Longyear has identified the opportunity to expand the Drilling Services division into key geographies where the Company has limited presence and/or sustained high market growth is anticipated. Management has identified Chile, Peru, Mexico, Argentina, Russia, the Democratic Republic of Congo and China as key geographies, with substantial new mining capacity already beginning to appear in these markets. Such geographic entry or expansion is likely to occur in conjunction with several of the Company's initiatives, including acquisitions and global account management.

5.7.6 Acquisition led expansion

The fragmented nature of both the drilling services and products industries provide Boart Longyear the opportunity to consolidate these markets, to expand geographically and to enable rapid entry into new or recently entered industries. The primary goals of this acquisition strategy are to develop strong regional positions in the drilling services business and to enhance of the Company's global offering in the drilling products business.

As a global leader and the only integrated participant in the global drilling services and products industry, Boart Longyear has the access to capital and industry knowledge to lead the consolidation of the market.

Figure 5.14: Geographic expansion map



North America
- Primarily for Environmental & Infrastructure and Energy Businesses
Latin America
- Pool of well trained workers and long mining history
- Offers unexploited geology
Africa
- Under explored due to political, regulatory and social issues
Russia
- Expected to be a major source of mine growth
China
- China is the world's largest producer of coal and the largest consumer of key metals
Australia
- Acquisition plan identified and executed
- Environmental & Infrastructure and Energy drilling opportunities

5 BOART LONGYEAR OVERVIEW

The Company has a track record of successfully integrating acquisitions. Once businesses are acquired, Boart Longyear implements a targeted integration strategy focussing on management capabilities and operational efficiencies of the business. In the case of the acquisitions the Company has made in the six months to January 2007 (refer to Section 5.3.1), the Company will seek to retain key management of the acquired business and selectively recruit to fill any gaps in the management team. Boart Longyear will then implement standardised management tools and processes in corporate functions such as human resources, accounting, forecasting and budgeting, environment and occupational health and safety.

Most significantly, as many acquired companies are relatively small and capital constrained, Boart Longyear will typically inject capital into acquired businesses to fund growth. For example:

- Boart Longyear acquired Lang Exploratory Drilling in the early 1980s. Through capital investment, the Lang business has grown from US$3 million annual revenue to over US$100 million per annum in revenue while diversifying into water and energy drilling services; and
- the Company has made significant investment in environmental drilling services in recent years, by acquiring Wisconsin Test Drilling, Northstar Drilling, D.L. Maher, Geotech Explorations Inc, and Holt Drilling in the United States. Through a program of capital investment that included adding rigs and other ancillary equipment to these businesses, Boart Longyear has succeeded in establishing a leading position in the United States environmental drilling sector.

In addition to the Company's six recent acquisitions the Company continues to consider various acquisition opportunities, none of which at the date of this Prospectus is sufficiently advanced for inclusion.

Boart Longyear has been and will continue pursuing its acquisition strategy on a global basis. The choice of future acquisition targets will be driven by targets of strategic interest that provide a quicker and more profitable route to new markets, new customers or new technology than might be possible through a strictly organic strategy. The Company will focus on acquisitions in developing countries such as Russia, Latin America and parts of Africa and the Environmental & Infrastructure and Energy Industries.

RISK FACTORS 6

6 RISK FACTORS

6.1 Introduction

There are a number of factors, both specific to Boart Longyear, and of a general nature, which may affect the future operating and financial performance of Boart Longyear, its investment returns and the value of its shares. Many of the circumstances giving rise to these risks are beyond the control of Boart Longyear, the Directors and the Senior Management Team.

This Section describes certain specific areas that are believed to be the major risks associated with an investment in Boart Longyear. Each of the risks described below could, if they eventuate, have a material adverse effect on Boart Longyear's operating and financial performance and its ability to pay dividends.

Prospective investors should note that this Section is not an exhaustive list of the risks associated with an investment in Boart Longyear and it should be considered in conjunction with other information disclosed in this Prospectus.

6.2 Risks specific to Boart Longyear and the drilling industry

6.2.1 Mineral commodities price cycles

Demand for drilling services and products depends significantly on the level of mineral exploration and development activities conducted by mining companies. Industry experience indicates that when commodities prices fall below certain levels, mining expenditure declines in the following 12 months. There is a risk that a significant, sustained fall in commodities prices could substantially reduce future mining expenditure particularly in relation to exploration, leading to a decline in returns to Boart Longyear, which may have a material adverse effect on its financial position. The Company is assuming in its forecasts that current commodities market conditions will persist throughout the forecast period and in particular, that the gold price remains above Management's estimated point of inelasticity.

Commodity prices are volatile. As a result of strong demand across the Minerals Industry, the price of gold and many base metals are at historically high levels.

Current commodities market conditions have led to increased supply of drill rigs to the market. In the event of a decrease in demand, the market may be oversupplied with rigs which may result in pressure on drilling services contractors' margins, drilling volumes and the sale of new rigs.

A fall in commodity prices may decrease equity market support for listed mining companies, particularly Juniors. This could result in mining companies finding it difficult to raise additional equity capital to fund their exploration activities and consequently their spending on drilling services.

At times of decreased demand for drilling services, smaller competitors may be able to better compete on price, due to their lower overhead costs, and gain market share from Boart Longyear.

6.2.2 Operational restructure and internal controls

The Company has undergone significant restructuring over the last two years, including relocating the Company's operational head office from Johannesburg, South Africa to Salt Lake City, Utah, United States, implementing a global sourcing policy, rationalising its manufacturing footprint and undertaking a number of acquisitions. The rapid transformation of the Company may adversely affect the performance of the business.

In addition, Boart Longyear is still building an internal control environment suitable for a listed, global company in the context of its rapidly changing operational structure. If the Company is unsuccessful in establishing adequate levels of controls it may impact on the Company's operational and financial performance, as well as its financial reporting and the accuracy of its public disclosures.

6.2.3 Competition

Boart Longyear may lose business to its competitors if it is unable to demonstrate technical competence, competitive pricing and reliable performance to its customers. Boart Longyear faces significant competition and a large part of the drilling services business is dependent upon obtaining work through a competitive bidding process. In the drilling services business Boart Longyear competes with several large drilling companies and many smaller firms on a local or regional level. Competition may place downward pressure on contract prices and profit margins and presents challenges for maintaining strong growth rates.

The threat of increased competition in the drilling services or products markets may adversely affect Boart Longyear's current market share and plans for future growth. The fragmented nature of Boart Longyear's markets provides opportunities for competitors to consolidate, which may reduce the scale advantage that Boart Longyear currently enjoys.

Additionally, the capital cost to acquire drilling rigs is relatively low, enabling existing competitors to expand and new competitors to enter the market. This exposes Boart Longyear to the risk of reduced market share and scope for geographic growth as well as lower price and margins from its existing business.

6.2.4 Recent acquisitions

The integration of Boart Longyear's recent acquisitions has only recently commenced. Through the acquisitions, Boart Longyear may be exposed to business risks or liabilities, including environmental liabilities and regulatory breaches, for which Boart Longyear is not fully indemnified or insured. The integration of systems, equipment and personnel may influence the success of the acquisitions. Any issues arising from integration of the acquired businesses may require significant management, financial or personnel resources that would otherwise be available for ongoing development and expansion of existing operations. If this happens, it may have a material adverse effect on the operating and financial performance of Boart Longyear.

Expansion into new geographies via acquisitions (and organically) also brings additional geographic and currency risk. Some of the key locations targeted for growth by Boart Longyear are undergoing industrialisation and urbanisation and as such do not have the economic, political or social stability that many developed nations now possess. There is a risk that the operations, assets, employees or repatriation of revenues could be impaired by factors specific to the regions in which Boart Longyear operates.

6.2.5 Adverse foreign exchange movements

A significant proportion of Boart Longyear's revenue is denominated in currencies other than the US dollar. The currency of countries in which Boart Longyear operates may be subject to fluctuation, which may negatively impact on Boart Longyear's reported financial performance.

6.2.6 Inability to identify and execute acquisitions

Boart Longyear intends to selectively pursue acquisitions of businesses to complement its organic growth. However, there can be no assurance that it will be able to identify suitable candidates for acquisition at acceptable prices, obtain adequate funding to proceed, or successfully execute acquisitions and integration of these targets. In addition, Boart Longyear's future acquisitions may subject it to unanticipated risks or liabilities, or disrupt its operations and divert management's attention from day to day operations.

6.2.7 Instability in certain countries

Some of the countries in which Boart Longyear operates or has targeted for growth have experienced political and or economic instability in the past and may be subject to risks beyond the Company's control, such as war or civil disturbance, political, social and economic instability, corruption, nationalisation, expropriation without fair compensation or cancellation of contract rights, significant changes in government policies, breakdown of the rule of law and regulations and new tariffs, taxes and other trade barriers. If adverse events occur in such countries, there is a risk that the foreign operations or repatriation of revenues could be impaired or assets or employees adversely affected.

6.2.8 Customer contracts

The majority of Boart Longyear's customer contracts tend to be reasonably short term and/or subject to cancellation by the customer upon short notice with limited or no damages payable to Boart Longyear. There is a risk that contracts may not be renewed or may be cancelled, potentially impacting the financial performance of Boart Longyear.

6.2.9 Skilled labour shortages
Boart Longyear's ability to remain productive, profitable and competitive and to effect its planned growth initiatives, including increasing the number of drilling rigs in operation, depends on its ability to attract and retain skilled workers.

Tightening of the labour market in key regions due to a shortage of skilled workers, combined with a high industry turnover rate and growing number of competing drilling service providers, may inhibit the Company's ability to hire and retain employees. Additionally, raising rates paid to drillers and drill hands poses a risk to Boart Longyear's margins if it is unable to pass on such higher costs through price increases.

6.2.10 Business systems
Control of Boart Longyear's business systems, including information technology, finance, accounting, human resources, marketing and contracts systems may be compromised as the business continues its transitions to a global business and new companies are acquired. As many of these functions must be undertaken regionally, the coordination of these roles through integrated systems and head office oversight is paramount to the ongoing success of Boart Longyear. To address this issue, new financial and operating systems have been implemented in most regions. These new systems are designed to improve the business operations and management oversight. However, as it is early in the implementation of a number of these systems, there may be a level of business disruption during the initial stages of implementation.

In addition, there is a risk that the new financial systems may not work as planned, and that the Company may not derive the intended benefit from them, which may adversely impact the Company's business operations and financial planning.

6.2.11 Constraints on manufacturing
Boart Longyear's strong growth, combined with the rationalisation of manufacturing facilities, has placed pressure on its drilling products manufacturing capacity. A number of facility expansions and productivity improvements have been implemented with the current capacity expansion program underway. Any delays in further capacity expansion may constrain the Company's ability to capture additional volume. This may reduce the revenues of Boart Longyear's drilling products business and/or impact the ability of Boart Longyear to meet the demands of its growing drilling services business, either of which may adversely affect the earnings and financial performance of Boart Longyear.

6.2.12 Supplier relationships and rig deliveries
Boart Longyear relies on key supplier relationships, to significantly reduce the backlog time for drill rigs and coring tools. Any change in key supplier relationships could cost Boart Longyear this competitive advantage and may adversely affect the earnings and financial performance of Boart Longyear. The Company's expansion plans partly rely on the addition to its drill rig fleet of 77 rigs in FY2007, with the weighting towards the first half of FY2007. A significant delay in delivery or time lag between delivery and despatch to the field beyond the three months Directors have allowed for, or a failure to deliver the additional rigs, may have a material adverse effect on the financial position and operating performance of the Company. The delay or inability of suppliers to supply key manufacturing inputs such as steel may delay manufacturing of products and rigs that may adversely affect the financial position of the Company's business.

6.2.13 Non-mining expenditure
Non-mining expenditure includes Environmental & Infrastructure and Energy drilling. Most of these markets are driven by governmental regulation and spending. As a result, revenues and earnings generated from these markets tend to reflect growth in GDP rather than being correlated with the commodities price cycle. A downturn in general economic conditions or productivity of the economy may reduce the income earned from the Environmental & Infrastructure and Energy markets.

6.2.14 Operational risks and liability
Risks associated with drilling include, in the case of employees, personal injury and loss of life and, in the case of the Company, damage and destruction to property and equipment, release of hazardous substances to the environment and interruption or suspension of drill site operations due to unsafe drill operations. The occurrence of any of these events may have an adverse effect on Boart Longyear, including financial loss, key personnel loss, legal proceedings and damage to the Company's reputation. In particular, Boart Longyear's customers are placing an increasing focus on occupational health and safety and a deterioration in the Company's safety record may result in the loss of significant customers.

Additionally, warranty and indemnity provisions in Boart Longyear's drilling services contracts leave Boart Longyear exposed to substantially all of the risk and liability associated with the services performed under such contracts. While Boart Longyear maintains insurance to cover losses and claims arising out of the performance of its drilling services, such insurance may not prevent a material adverse effect on the financial position and operating performance of Boart Longyear by such losses or claims.

6.2.15 Regulatory

The drilling industry is highly regulated by environmental, health and safety regulations which could have material impact on the functioning, financial stability and future earnings potential of Boart Longyear.

To the extent that the Company fails to comply with laws and regulations, it could be subject to monetary fines, suspension of operations or other penalties. In addition, legislation and regulations affect the Company's mineral exploration customers and influence their decision whether to conduct mineral exploration and development.

6.2.16 Taxation

The Company's effective pro forma tax rate for FY2007 is assumed to be approximately 32%. The relative proportion of total profit that the Company earns in each offshore jurisdiction may change, particularly as a result of acquisitions. This would result in the Company's effective tax rate changing.

6.2.17 Business interruptions

Significant business interruption as a result of natural disasters, unstable weather conditions, unstable service sites, regulatory intervention, delays in necessary approvals and permits or product input supply bottlenecks may reduce Boart Longyear's ability to complete drilling services contracts and manufacture products resulting in performance delays, increased costs and loss of revenue.

6.3 General risks

6.3.1 General economic conditions

The operating and financial performance of Boart Longyear is influenced by a variety of general economic and business conditions, including inflation, interest rates and exchange rates, access to debt and capital markets, and government fiscal, monetary and regulatory policies. A prolonged deterioration in general economic conditions, including an increase in interest rates or a decrease in consumer and business demand, could be expected to have a material adverse effect on the financial performance, financial position, cash flows, distributions, growth prospects and share price of Boart Longyear.

6.3.2 Equity market risks

There are risks associated with any investment in shares. The market price of listed securities such as the shares of Boart Longyear are affected by numerous factors including, but not limited to, those identified in this Section 6 and other factors such as hostilities, tensions and acts of terrorism. As a consequence, the shares may trade on ASX at higher or lower prices than the issue price of the Boart Longyear shares.

6.3.3 Liquidation and realisation risk

There can be no guarantee that an active market in the shares of Boart Longyear will develop or that the price of the shares will increase. There may be relatively few or many potential buyers or sellers of the shares on ASX at any given time. This may increase the volatility of the market price of the shares. It may also affect the prevailing market price at which share holders are able to sell their securities. This may result in Shareholders receiving a market price for their Boart Longyear shares that is less than the price that Shareholders paid.

6.3.4 Other risks

In addition to the risks described above, there are many factors which may affect the Company's performance. These include customer relationships, loss of key personnel, labour disputes and changes in taxation laws or an adverse review of the Group's interpretation of these laws by revenue authorities.

BOARD AND SENIOR MANAGEMENT

7

7 BOARD AND SENIOR MANAGEMENT

7.1 Board



Graham Bradley
Chairman

Mr Bradley is Chairman of ASX listed diversified property group, Stockland Corporation Limited, Chairman of Anglo American Australia Limited, the Australian arm of global mining group Anglo American plc, and Chairman of HSBC Bank Australia Limited, the Australian subsidiary of HSBC plc. He is also a director of Singapore Telecommunications Limited, MBF Australia Limited, Po Valley Energy Limited and Proteome Systems Limited. From 1995 to 2003, Mr Bradley was the CEO of leading listed investment management group, Perpetual Trustees Australia Limited. He also spent four years as CEO of Blake Dawson Waldron. Previously, Mr Bradley spent 12 years at McKinsey & Company, an international firm of management consultants. Mr Bradley received his BA, LLB (Hons 1) from Sydney University and an LLM from Harvard Law School.

Bruce Brook
Non Executive Director

Mr Brook is currently a director and Chairman of the Audit Committee of Lihir Gold Limited, Consolidated Minerals Limited, and Snowy Hydro Limited. He was CFO of WMC Resources Limited from 2002 to 2005 and has approximately 30 years' experience in various roles, including Deputy CFO of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited, General Manager, Group Accounting at CRA Limited and General Manager, Accounting and Services at Pasminco Limited. Mr Brook gained his BComm and BAccounting at the University of Witwatersrand and is a fellow of the Institute of Chartered Accountants in Australia.

Geoff Handley
Non Executive Director

Mr Handley is currently a director of Endeavour Silver Corporation, Eldorado Gold Corporation (both listed on the Toronto and American Stock Exchanges), Pan Australian Resources Limited (listed on the ASX) and the unlisted Oryx Mining and Exploration Limited. He has over 30 years of technical and financial experience in the mining industry having worked most recently as Executive Vice President, Strategic Development with Placer Dome Inc., where he was responsible for global exploration, acquisitions, research & development and strategic planning. Mr Handley received a BSc (Hons) (Geology and Chemistry) from James Cook University of North Queensland.



David McLemore
Non Executive Director

Mr McLemore has 35 years of industrial experience and has broad operational experience. Mr McLemore has been involved with Advent International for eight years on investments including Advent International's acquisition of Boart Longyear from Anglo American in 2005. Mr McLemore acted as Chairman and then Deputy Chairman of Boart Longyear during Advent International and Bain Capital's ownership and remained as Deputy Chairman of Boart Longyear upon introduction of the Consortium as an investor. Prior to this, he worked as a General Manager for General Electric from 1985 to 1997. Mr McLemore received his BS from Oklahoma State University.

Peter St George
Non Executive Director

Mr St George is currently a director of First Quantum Minerals Limited (listed on the Toronto Stock Exchange), a director of Spark Infrastructure Group, Victorian electricity distribution businesses Powercor Australia Ltd and Citipower Pty and Chairman of accounting and financial services firm, Walter Turnbull. Mr St George was also a director of SFE Corporation Limited from 2000 until its merger with ASX Limited in July 2006. He acted as Chief Executive/Co Chief Executive of Salomon Smith Barney Australia/NatWest Markets Australia from 1995 to 2001. Prior to coming to Australia, Mr St George had more than 20 years' experience in senior corporate advisory roles within NatWest Markets and Hill Samuel & Co in London. Mr St George qualified as a Chartered Accountant in South Africa and received an MBA from the University of Cape Town.

Paul Brunner
Managing Director and
Chief Executive Officer

Mr Brunner joined Boart Longyear's Canadian operation in 1987. He was appointed as CEO of Boart Longyear in 2004, having held the title of Managing Director from 2000. He was Boart Longyear's Regional Director for the South American region for six years, having held senior management positions in Canada for six years. Mr Brunner holds a BSc in Mining Engineering from Colorado School of Mines and an MBA from Harvard Business School.

7 BOARD AND SENIOR MANAGEMENT

7.2 Senior Management Team



Paul Brunner
Managing Director and Chief Executive Officer

See Section 7.1.

Craig Kipp
Chief Operating Officer

Mr Kipp was appointed as COO of Boart Longyear in 2005. Prior to joining Boart Longyear, he was employed by General Electric from 1983 to 2005, serving in various capacities including President and COO of the Global Nuclear Fuel division, General Manager of China operations and General Manager of Hungary operations. Mr Kipp received his BA and MA in Mechanical Engineering from the University of North Dakota and his MBA from the University of Chicago.

Ron Sellwood
Chief Financial Officer

Mr Sellwood was appointed as CFO in 2005. He joined the Anglo American Group in 1994 and has held positions as Financial Director for Mondi and CFO for Anglo Coal. He is a qualified Chartered Accountant and is a member of the South African Institute of Chartered Accountants. Mr Sellwood received his BComm in Accounting from the University of Natal.

Figure 7.1: Management Structure


Chief Executive Officer
Chief Financial Officer
Patrick Johnson
Craig Kipp
Chief Operating Officer
Scott Alexander
Vice President,
Global Drilling Services
Denis Despres
Vice President,
Drilling Services
Operations and Growth
Michael Birch
Vice President
Global Products
Joe Coppola
Vice President,
Global Manufacturing

Scott Alexander
Vice President of Global Drilling Services

Mr Alexander was appointed as Vice President of Global Drilling Services in 2006. Prior to joining Boart Longyear, he was the Vice President of Manitowoc Crane Group's aftermarket operations in the Americas. His prior experience includes several senior leadership positions at Joy Global, including serving as Vice President and General Manager of P&H MinePro Services North American and International operations and Vice President of Mining Equipment Product Management and Business Development. Prior to Joy Global, Mr Alexander held various leadership positions within Bucyrus International, including General Manager of Bucyrus International (China). Mr Alexander holds a BBA in Marketing from the University of Wisconsin.

Denis Despres
Vice President of Drilling Services Operations and Growth

Mr Despres was appointed as Vice President of Drilling Services Operations and Growth in 2006. He joined Boart Longyear in 1981 as a Design Engineer in Canada and has held numerous positions in the company including Vice President of Global Services, Sales Representative, Contracts Manager, General Manager of Underground division, and General Manager of USA and Peru. Denis received his BSc in Mechanical Engineering from Lakehead University in Canada and his MBA from Queens University in Kingston, Ontario.

Michael Birch
Vice President of Global Products

Mr Birch was appointed as Vice President of Global Products in 2006. Prior to joining Boart Longyear, he worked for Black and Decker for 15 years in a variety of roles. He was also Vice President and General Manager for Baldwin Hardware and Director of Marketing for DeWalt Industrial Power Tool division. Mr Birch received his Degree in Business Management from Brigham Young University.

7 BOARD AND SENIOR MANAGEMENT

Joe Coppola
Vice President of Global Manufacturing

Mr Coppola was appointed as Vice President of Global Manufacturing in 2006. Prior to joining Boart Longyear, he was the Vice President of Integrated Supply Chain and Mechanical Services for Honeywell International. Before his time at Honeywell, Mr Coppola worked in a number of different capacities for the Eaton Corporation mostly in manufacturing but also in strategic planning, where he spent three years working in Havant, England as Director of European Hydraulics Operation. Mr Coppola received a BSc in Mechanical Engineering from Valparaiso University and an MBA from the University of Notre Dame.

Holm Oostveen
Senior Vice President of Sales

Mr Oostveen was promoted as Senior Vice President of Sales in 2006. He joined Boart Longyear in April 2003 as Vice President of Sales and Marketing in Europe and was promoted to the role of Regional Director of Europe in January 2004. Mr Oostveen has been instrumental in leading the development of new markets in the European territory, and in Russia, Kazakhstan and the Middle East. Prior to joining the Group, he held several Sales and Marketing Management positions including Managing Director of Widia GmbH in Germany, a leading manufacturer of metal cutting and forming tools. Mr Oostveen received his BBA from Nijenrode Netherlands School of Business and his MBA from the American Graduate School of International Management in Glendale, Arizona, United States.

Fabrizio Rasetti
Senior Vice President and General Counsel

Mr Rasetti was appointed as General Counsel in 2006. Prior to joining Boart Longyear, he was the Segment General Counsel and Vice President of Business Development for the Flow Segment of SPX Corporation, having served in various capacities within their Law Department for the previous nine years. Prior to SPX Corporation, Mr Rasetti worked for the private law firms of Howrey & Simon, as well as Towey & Associates. Mr Rasetti received his BSc in Foreign Service and JD from Georgetown University. Mr Rasetti is Boart Longyear's Company Secretary.

Georgy Kirov
Senior Vice President of Strategy and Business Development

Mr Kirov was appointed as Senior Vice President of Strategy and Business Development in 2006. Prior to joining Boart Longyear, he was the Executive Director of Corporate Development at Magna Donnelly from 2004 to 2006. Mr Kirov has extensive experience in acquisitions, growth and development strategy as a Consultant with Bain & Company and Chief Executive Officer and Founder for Freight Medium. Mr Kirov received a Bachelor's Degree in Economics from Yale University and an MBA from The Wharton School, University of Pennsylvania in Strategic management, E-commerce strategy, and Information Economics.

Patrick Johnson
Senior Vice President of Human Resources

Mr Johnson was appointed as Senior Vice President of Human Resources in January 2006. Prior to joining Boart Longyear, he was the Managing Director of Human Resources for Global Operations at Applied Materials, having served there in various capacities for the previous six years. Prior to Applied Materials, Mr Johnson was the Vice President of Human Resources for TECO Westinghouse, and had held management level positions at Arabian American Oil Company and at Star Enterprise. Mr Johnson holds a Senior Professional in Human Resources certificate, along with a Certified Employee Benefit Specialist qualification from IFEB and Wharton School, University of Pennsyivania. Mr Johnson received a BBA in Accounting from the University of Houston, and an MA, with Honours, in Human Resource Management also from the University of Houston.

Alison Henriksen
Vice President of Investor Relations

Mrs Henriksen was appointed Vice President of Investor Relations in 2007 and is based at the corporate office in Sydney. Prior to joining Boart Longyear, she spent four years with Creative Outsourcing Solutions International, latterly as Group CFO and Company Secretary, based in the United Kingdom. Prior to this she was employed by Ernst & Young from 1990 to 2002, both in the UK and Australia in various roles including Associate Director, Corporate Finance London. Mrs Henriksen received her BComm from the University of Melbourne and is an Associate of the Australian Institute of Chartered Accountants.

7.3 Corporate Governance

Board of Directors and Committees

The Directors as at the date of this Prospectus are detailed in Section 7.1.

The Board monitors the operational and financial position and performance of Boart Longyear and oversees its business strategy and approves the Group's strategic goals. The Board is responsible for the corporate governance of Boart Longyear. The role of the Board is outlined in greater detail in the Corporate Governance Statement in this Section.

To assist the Board in performing its duties, the following committees have been established, each of which has its own charter:

- Audit, Risk and Compliance Committee;
- Remuneration and Nomination Committee; and
- Environment, Health and Safety Committee.

The Board may establish other committees from time to time if required.

The charters of these committees reflect ASX Best Practice Recommendations and are available from Boart Longyear's website.

Audit, Risk and Compliance Committee

The purpose of the Audit, Risk and Compliance Committee is to assist the Board in fulfilling its statutory and fiduciary obligations in relation to:

- the quality and integrity of the Group's financial statements, accounting policies and financial reporting and controls, including compliance with laws, regulations and ethical guidelines, and disclosure practices;
- the performance of the Group's external auditors and their appointment and removal;
- the independence of the external auditor and the rotation of the external audit engagement partners at least every three years;
- Group funding, financial risk management, and monitoring of business risk; and
- statements, commentary or financial reports to be released to ASX.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director, and by the engagement or audit partner of the external auditor. The Committee will provide regular reports to the Board on the matters within the Committee's areas of responsibility. The Committee may take advice from external parties at Boart Longyear's cost.

The Committee's Charter requires that it consists of at least three Non Executive Directors with appropriate financial experience. The Committee members are Bruce Brook (Chairman), Peter St George and Geoff Handley.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to assist the Board in the effective discharge of its responsibilities in relation to the remuneration and performance of executives and Non Executive Directors.

The responsibilities of the Committee include:

- regularly reviewing the executive and non-executive remuneration policy of Boart Longyear and monitoring compliance with the executive remuneration policy;
- reviewing executive incentive plans and terms of employment and reviewing and approving termination payments;
- developing and implementing a plan to identify, assess and enhance the competencies of Directors;
- making recommendations for the annual remuneration report; and
- making recommendations for the appointment, remuneration and removal of Directors.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director. The Committee will provide regular reports to the Board on matters within the Committee's area of responsibility.

The Committee's Charter requires that it consists of at least three Non Executive Directors. The Committee members are Peter St George (Chairman), Graham Bradley and David McLemore.

Environment, Health and Safety Committee

Boart Longyear places a high priority on safety and management of operational risks, including in relation to health, the environment, security of operations and materials and product liability and regulations governing drilling operations.

The purpose of the Environment, Health and Safety Committee is to assist the Board in the effective discharge of its responsibilities in relation to safety and the key operational risks outlined above. The Committee has authority from the Board to review and investigate any matter within the scope of its charter and make recommendations to the Board in relation to those matters.

The responsibilities of the Committee include:

- ensuring that the systems and processes for identifying, assessing and managing operational risks of Boart Longyear are adequately monitored;
- regularly reviewing the policies of the Group pertaining to key operational areas, including safety, health, environment, security of operations and materials, product liability and regulations governing drilling operations and reviewing the supporting management systems and processes;
- reviewing investigations of major incidents within the Group's operations; and
- monitoring legislative developments and considering major operational issues that may have significant implications for the Group.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director. The Committee will provide regular reports to the Board on matters within the Committee's areas of responsibility.

The Committee's Charter requires that it consists of at least three Non Executive Directors. The Committee members are Geoff Handley (Chairman), Bruce Brook and David McLemore.

External Communications Policy

Once listed, Boart Longyear will be a 'disclosing entity' pursuant to sections 111AC and 111AR of the Corporations Act. As such, it will be subject to the continuous disclosure requirements of the Listing Rules and section 674 of the Corporations Act. Subject to the exceptions contained in the Listing Rules, the Group will be required to disclose to ASX any information concerning the Group which is not generally available and which, if it were made available, a reasonable person would expect to have a material effect on the price or value of Shares. In addition, the Group will provide ASX with any information necessary to correct or prevent a false market in Boart Longyear securities.

All information provided to ASX will be posted to Boart Longyear's website at www.boartlongyear.com after ASX confirms an announcement has been made.

Boart Longyear has adopted a written External Communications Policy in relation to information disclosure and relevant procedures for internal monitoring of matters that may require disclosure to ASX. The VP Investor Relations and General Counsel (and in their absence the CFO and Assistant General Counsel) have primary responsibility for the administration of the Policy and for coordinating the disclosure of price sensitive information relating to Shares to ASX. They are also responsible for ensuring that Directors and employees of Boart Longyear are aware of their responsibilities under the Policy.

The Policy also sets out other principles that Boart Longyear will apply in relation to disclosure of material information, including that the Group:

- may request a trading halt from ASX or make a preliminary or holding announcement where a proposal is insufficiently complete to warrant disclosure;
- will not generally respond to market rumours, except where incomplete or selective disclosure of information relating to Boart Longyear has been released, particularly where that information is affecting trading in the Group's securities; and
- will not provide analysts with material information that is not publicly available.

Continuous disclosure will be a standing agenda item at each Board meeting.

Securities Trading Policy

Boart Longyear has adopted a Securities Trading Policy governing trading in the Group's securities by Directors, officers and employees. The purpose of the Policy is to raise awareness of insider trading rules and of the fact that trading must not proceed without prior notification and clearance.

Any Director or employee who is in possession of price sensitive information which is not generally available to the market must not deal in the Group's securities.

The Policy provides that if a Director or senior executive of Boart Longyear wishes to trade in Boart Longyear securities or exercise options over Shares, they must first obtain confirmation from the appropriate person within the Company or the Chairman of the Board that there is no objection under the Securities Trading Policy to the proposed transaction.

If a Director deals in Company securities the Director must advise the Company of these transactions, and the Company must advise ASX within five business days, in accordance with the Corporations Act and the Listing Rules.

Corporate Governance Statement

The Board is responsible for the overall governance of the Group.

The Board has adopted a Board Charter which sets out the responsibilities of the Board in greater detail, including the following responsibilities:

- providing strategic direction for, and approving, Boart Longyear's business strategies and objectives;
- monitoring the operational and financial position and performance of Boart Longyear;
- identifying the principal risks faced by Boart Longyear and taking reasonable steps designed to ensure that appropriate internal controls and monitoring systems are in place to manage and, to the extent possible, reduce the impact of these risks;
- requiring that financial and other reporting mechanisms are put in place which result in adequate, accurate and timely information being provided to the Board and Shareholders and the financial market as a whole being fully informed of all material developments relating to Boart Longyear;
- appointing, overseeing and evaluating the performance of and, where appropriate, removing the CEO, approving other key executive appointments and planning for executive succession;
- reviewing and approving remuneration for the senior executives of Boart Longyear;
- approving Boart Longyear's budgets and business plans and monitoring the management of Boart Longyear's capital, including the progress of any major capital expenditures, acquisitions or divestitures;
- establishing procedures to ensure that financial results are appropriately and accurately reported on a timely basis in accordance with all legal and regulatory requirements;
- adopting appropriate procedures to ensure compliance with all laws, governmental regulations and accounting standards; and
- approving, and reviewing from time to time, Boart Longyear's internal compliance procedures, including any codes of conduct and taking all reasonable steps to ensure that the business of Boart Longyear is conducted in an open and ethical manner.

The Charter provides for the Board to delegate specific matters to the Senior Management Team, or to committees established by the Board.

Under the Charter, a Director may obtain external professional advice at Boart Longyear's expense, with the Chairman's prior approval. Such advice must be made available to Boart Longyear.

The Charter requires that there should be a majority of Non Executive Directors as opposed to Executive Directors, and that a majority of the Non Executive Directors should be independent. The Chairman of the Board should be an independent Non Executive Director.

7.4 Internal Control Framework

Boart Longyear has undergone significant restructuring and expansion over the last two years, including the integration of a number of acquisitions and the inclusion of several new appointments to the Senior Management Team. Management is currently developing the management structures, internal controls framework and systems that will be necessary for it to operate the Company's business as a listed entity and on the scale anticipated in its growth plans.

Management is currently in the process of enhancing and expanding its risk management framework in order to support its growth plans. In addition, Management is taking steps to improve internal controls including enhancing the Company's existing information technology systems so as to ensure such systems are adequate to support the Company's expansion projects and increases in the scale of its operations.

R:\CSB Teams\Scanning\TEMPLATES\Scanning\BEST COPY.doc

THIS IS THE BEST COPY THAT CAN BE OBTAINED AS THE ORIGINAL IS OF A POOR QUALITY

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Australian Securities & Investments Commission

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
021680703

Form CF07
Corporations Act 2001

Documents relating to a current disclosure document

LW:25944835

Attach the documents indicated below to this form.

Document details

Indicate in the appropriate box the type of document(s) included with this form.

Provide details of original document

Date of original document: 01/03/07 [D D] [M M] [Y Y]

Document number (if available): LW:25944835

Type of document	ASIC use only (Form code)
New document	
☒ Document lodged in relation to short form prospectus – s712(4)	752
1 How many documents are being lodged?	
Complete all sections starting from **Company details**	
Replacement document	
Complete this section, then all sections starting from 1 **Details of changes**	
Replacement prospectus for equities	
☐ Unquoted – s719(1)	754BA
☐ Quoted – s719(1)	754BB
Replacement short form prospectus for equities	
☐ Unquoted – s719(1)	754GA
☐ Quoted – s719(1)	754GB
☐ Replacement offer information statement – equities – s719(1)	754EA
Supplementary document	
Complete this section, then all sections starting from 1 **Details of changes**	
Supplementary disclosure document for equities	
☐ Unquoted – s719(1)	766B
☐ Quoted – s719(1)	766B

RECEIVED 1 MAR 2007 ASIC NSW RECEPTION

REC'D: 1/3/07
FORM No: 752
PRESCRIBED FEE: -
AUST SEC. AND INVESTMENTS COMM.

ACN 123 052 728
PMR07/5030

iucs A0108126198v1 205771041

1 Details of changes

Has the replacement/supplementary document changed the size of the offer?

☐ Yes

If yes, show the new amount of the offer

$

☐ No

Has the replacement/supplementary document changed the underwriting status of the original offer?

☐ Yes

If yes, is the offer underwritten?

☐ Yes ☐ No

☐ No

Has the replacement/supplementary document changed the minimum subscription amount?

☐ Yes

If yes, show the new minimum subscription amount

$

☐ No

Has the replacement/supplementary document changed the offer closure date?

☐ Yes

If yes, show the new date

$

Date of offer closure

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ No

Company details

Company/entity name

Boart Longyear Limited

ACN/ABN/ARBN

123 052 728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name

Allens Arthur Robinson

ASIC registered agent number (if applicable)

269 - Sydney

Company/entity name

ACN/ABN/ARBN

Telephone number

(02) 9230 4420

Postal address

Deutsche Bank Place, Corner Hunter and Phillip Streets

Sydney NSW 2000

Email address (optional)

Stuart.Mcculloch@aar.com.au

Total number of pages including this cover sheet: 31

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

I certify that the information in this form is true and complete.

Name

Stuart McCulloch

Capacity

Agent

Entity name (if acting as an agent)

Allens Arthur Robinson

Signature

[signature]

Date signed

0 1 / 0 3 / 0 7

[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
GPO Box 9827 in your capital city.

Or lodge the form in person at an ASIC Service Centre
(see www.asic.gov.au/servicecentres)

For help or more information

Telephone 1300 300 630
Email infoline@asic.gov.au
Web www.asic.gov.au

BOART LONGYEAR

APPENDIX

Boart Longyear Limited
ACN 123 052 728

This Appendix is dated 1 March 2007 and has been prepared by Boart Longyear Limited (ACN 123 052 728) ("Company" or "Boart Longyear"). This Appendix should be read in conjunction with the prospectus issued by the Company dated 1 March 2007 and lodged by the Company on that date ("Prospectus"). The information in this Appendix is subject to the information disclosed in the Prospectus.

Words and expressions defined in the Prospectus have the same meaning when used in this Appendix.

This Appendix is incorporated by reference into the Prospectus pursuant to section 712 of the Corporations Act (and has been lodged with ASIC in accordance with section 712(4) of the Corporations Act).

A. PRO FORMA HISTORICAL CONSOLIDATED STATEMENT OF REVENUE, EBITDA AND EBIT

Table A.1 Pro forma historical consolidated statement of revenue, EBITDA and EBIT

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m
Pro forma revenue from operating activities	**1,022.6**	**1,252.8**	**1,342.0**	**1,664.9**
Cost of sales	(672.0)	(768.6)	(881.9)	(1,021.4)
Pro forma gross profit	350.6	484.2	460.1	643.5
Other expenses	(150.7)	(206.4)	(197.8)	(274.3)
Pro forma EBITDA	**199.9**	**277.8**	**262.3**	**369.2**
Depreciation	(40.4)	(45.9)	(53.0)	(61.0)
Pro forma EBITA	**159.5**	**231.9**	**209.3**	**308.2**
Amortisation	(0.7)	(0.9)	(0.9)	(1.2)
Pro forma EBIT	**158.8**	**231.0**	**208.4**	**307.0**

Notes:

1. US dollar pro forma historical financial information has been translated into A$ at the average exchange rate for the financial year being US$0.762:A$1.00 for FY2005 and US$0.7525:A$1.00 for FY2006.
2. The attached notes form part of this pro forma Historical Financial Information.
3. In presenting pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as described in Note D.1.21 of this Appendix.
4. Depreciation on the fair value uplift to tangible assets arising pursuant to the purchase price allocation exercise for the Acquired Businesses has only been applied effective from the date of acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 and the financial impact is not material to understanding the Historical Financial Information.
5. Amortisation charges primarily relate to patents, as the purchase price allocation exercise completed in relation to the Acquired Businesses has only been applied effective from the date of the acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 for amortisation of contractual customer relationships and the financial impact is not material to understanding the Historical Financial Information.
6. For the purposes of presentation of financial information in the Prospectus and this Appendix, cost of sales has been presented exclusive of all depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, the Company intends to present cost of sales and other functional expenses inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
7. The Historical Financial Information has been presented to the pro forma EBIT level only as the business historically operated under a different corporate structure with different gearing and tax profiles.

APPENDIX

B. PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2006

Table B.1 Pro forma consolidated balance sheet as at 31 December 2006

	Note	US$m	A$m
Current assets			
Cash and cash equivalents	D.2	15.4	19.6
Trade and other receivables	D.3	233.7	297.0
Other financial assets	D.4	2.2	2.8
Inventories	D.5	139.7	177.5
Prepaid expenses and other current assets	D.6	23.4	29.7
Total current assets		**414.4**	**526.6**
Non-current assets			
Property, plant and equipment	D.7	260.1	330.5
Deferred tax assets		36.7	46.6
Other financial assets	D.4	3.9	5.0
Goodwill and other intangible assets	D.8	221.9	282.0
Other assets		1.2	1.5
Total non-current assets		**523.8**	**665.6**
Total assets		**938.2**	**1,192.2**
Current liabilities			
Trade and other payables	D.9	240.8	306.0
Current tax payable		23.0	29.2
Loans and borrowings	D.10	5.1	6.6
Provisions	D.12	28.8	36.6
Other liabilities		0.7	0.9
Total current liabilities		**298.4**	**379.3**
Non-current liabilities			
Trade and other payables	D.9	0.7	0.9
Loans and borrowings	D.10	668.8	849.9
Other financial liabilities	D.11	2.3	2.9
Deferred tax liabilities		3.7	4.7
Provisions	D.12	37.8	48.0
Total non-current liabilities		**713.3**	**906.4**
Total liabilities		**1,011.7**	**1,285.7**
Net assets/(liabilities)		**(73.5)**	**(93.5)**
Equity			
Issued capital	D.15	452.3	574.8
Reserves	D.15	7.3	9.3
Other equity amounts	D.15	(261.3)	(332.1)
Retained earnings/(accumulated losses)		(271.8)	(345.5)
Total equity/(deficit)		**(73.5)**	**(93.5)**

Note:

1. US dollar pro forma consolidated balance sheet information as at 31 December 2006 has been translated into A$ at the exchange rate prevailing at that date of US$0.787:A$1.00.

C. PRO FORMA HISTORICAL CONSOLIDATED SUMMARY CASH FLOW BEFORE FINANCING AND TAX

Table C.1 Pro forma historical consolidated summary cash flow before financing and tax

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m
Pro forma EBIT	**158.8**	**231.0**	**208.4**	**307.0**
Depreciation and amortisation	41.1	46.8	53.9	62.2
Pro forma EBITDA	**199.9**	**277.8**	**262.3**	**369.2**
Pro forma non-cash and other items and working capital movements	(72.6)	(21.2)	(95.3)	(28.2)
Pro forma cash flows available from operations	**127.3**	**256.6**	**167.0**	**341.0**
Pro forma capital expenditure – growth	(38.4)	(60.6)	(50.4)	(80.5)
Pro forma capital expenditure – maintenance	(11.4)	(31.1)	(15.0)	(41.3)
Pro forma cash flows before financing and tax	**77.5**	**164.9**	**101.6**	**219.2**

Notes:
1. Refer to the notes to Table A.1 for details of exchange rates applied.
2. Pro forma capital expenditure in the above table excludes US$5.2 million and US$9.2 million of plant and equipment acquired by means of finance leases in FY2005 and FY2006, respectively.
3. Pro forma capital expenditure in the table above has been prepared on an accrual basis.

D. NOTES TO THE PRO FORMA HISTORICAL FINANCIAL INFORMATION

D.1 Summary of significant accounting policies

D.1.1 Basis of preparation

The accompanying Historical Financial Information of the Boart Longyear Group presents the results of the Boart Longyear Businesses and the Acquired Businesses on a pro forma basis. The pro forma historical financial information is presented in abbreviated form and does not contain all of the disclosures that are necessary in an annual financial report prepared in accordance with the Corporations Act.

Prior to the business combination with RSHI on or about 11 April 2007, the Boart Longyear Businesses and the Acquired Businesses will have operated under a different corporate structure with different gearing and tax profiles to those proposed for the Boart Longyear Group after completion of the Offer.

As a consequence, the Directors believe the historical net finance costs and income tax expense incurred by these businesses are not representative of what the net finance costs and income tax expense would have been, had the Boart Longyear Group operated under the new structure which will be in place after completion of the Offer. Therefore historical net finance costs and income tax expense have not been presented in the pro forma historical financial information of the Boart Longyear Group included in the Prospectus and this Appendix.

Historically, the Boart Longyear Group has prepared historical financial information in accordance with UK GAAP. The pro forma historical financial information is presented on an AIFRS basis and reflects the current assessment of the standards issued by the AASB as at the date of the Prospectus. AIFRS and related interpretations may change between the issue date of the Prospectus and the date of the Company's first financial report presented under AIFRS. The regulatory bodies that promulgate AIFRS have ongoing projects that could affect the application and interpretation of AIFRS and the impact of these changes on the Boart Longyear Group's AIFRS results may vary materially. Accordingly, there can be no assurance provided that the pro forma historical financial information as disclosed in the Prospectus would not be materially different if future changes or interpretations arise under AIFRS.

The pro forma historical financial information has been prepared on the historical cost basis except that the derivative financial instruments are stated at their fair value.

The pro forma historical financial information is unaudited although the historical financial statements of the Boart Longyear Group which form the basis for the pro forma historical financial information are themselves audited. A detailed reconciliation from the historical financial statements of the Boart Longyear Group to the pro forma historical financial information is included in Note E of this Appendix (including the use of certain unaudited financial information of the Acquired Businesses as described in that Note).

The preparation of a financial report in conformity with AIFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported. These accounting policies have been consistently applied by each entity in the Group.

The transition to AIFRS is accounted for in accordance with AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 January 2006 as the date of transition. From the date of transition to AIFRS, the historical financial information for the Boart Longyear Group (including historical financial information for the Acquired Businesses) has been presented in accordance with AIFRS (this is set out in further detail in Note E of this Appendix). This has involved a restatement which was made after considering the effect of the mandatory exceptions and optional exemptions in AASB 1 that the Company expects to apply in preparing its first financial statements under AIFRS. In order to assist with the comparison between the pro forma historical financial information for FY2005 and FY2006, the

pro forma historical financial information for FY2005 has also been presented in accordance with AIFRS.

The accounting policies set out below have been consistently applied by the Boart Longyear Group in preparing the pro forma historical financial information for FY2006 and the comparative information presented for FY2005.

D.1.2 Basis of consolidation

D.1.2.1 Reverse acquisition accounting

On or about 11 April 2007, Boart Longyear Limited, a company that will be the ASX listed legal parent entity of the Boart Longyear Group, will effect a business combination by its subsidiary Boart Longyear Investments acquiring RSHI, the current legal parent entity of the Boart Longyear Group.

In applying the requirements of AASB 3 'Business Combinations' to this transaction:

- Boart Longyear Limited as the legal parent entity of the Boart Longyear Group following settlement will present parent entity and consolidated financial information for the Boart Longyear Group in its future published financial reports; and
- LGHI, which is neither the legal parent nor legal acquirer, will be the Accounting Acquirer of the Boart Longyear Group.

AASB 3 states that 'when a new entity is formed to issue equity instruments to effect a business combination, one of the combining entities that existed before the combination shall be identified as the acquirer on the basis of the evidence available'. This is commonly referred to as 'reverse acquisition accounting'. This differs from the method of acquisition accounting under previous Australian GAAP, by which the legal entity that acquires the other combining entities would be identified as the acquirer.

The acquisition of RSHI will be effected by Boart Longyear Investments issuing Redeemable Notes and Exchangable Notes to the existing shareholders of RSHI. The Redeemable Notes will be redeemed for cash and the Exchangable Notes will be exchanged for Shares in the Company. Accordingly, the Directors are of the opinion that, in accordance with the requirements of AASB 3, neither Boart Longyear Investments nor the Company would be identified as the acquirer for accounting purposes.

In the opinion of the Directors, the acquirer for accounting purposes is the current accounting parent entity of the Boart Longyear Group, LGHI, rather than RSHI which is the current legal parent entity. LGHI is the current accounting parent entity and RSHI is the current legal parent entity of the Boart Longyear Group as a result of a restructuring transaction of the Boart Longyear Group undertaken on 9 October 2006.[1] Accordingly, in its financial statements for FY2007 and future periods, the Boart Longyear Group will present both LGHI (Accounting Acquirer) consolidated financial information and Company (legal parent) financial information. The controlled entities of LGHI (Accounting Acquirer) are deemed to be all other combining entities of the Boart Longyear Group, including RSHI and the Company.

The major implications of the application of reverse acquisition accounting are that:

- consolidated financial statements shall be issued under the name of the Company, but described in the notes as a continuation of the financial statements of LGHI (Accounting Acquirer) and accordingly:
  - the assets and liabilities shall be recognised and measured in those consolidated financial statements at the carrying amounts of LGHI (Accounting Acquirer) immediately before Settlement, rather than at fair values;
  - the retained earnings and other equity balances recognised in those consolidated financial statements shall be the retained earnings and other equity balances of LGHI (Accounting Acquirer) immediately before Settlement;
  - the amount recognised as issued equity instruments in those consolidated financial statements shall be determined by adding the notional cost of the combination to the issued equity of LGHI immediately before Settlement; and
  - comparative information presented in those consolidated financial statements shall be that of LGHI (Accounting Acquirer); and

Note:

1. LGHI acquired the Boart Longyear Businesses from Anglo American effective 29 July 2005. On 6 October 2006, LGHI undertook a merger in accordance with the laws of Delaware, United States with Resources Services Holdings USA, Inc. ("RSH USA"), a Delaware corporation, following which LGHI continued as the surviving corporation. Subsequently on 9 October 2006, all shareholders in LGHI exchanged their equity interests in LGHI for equivalent equity interests in RSHI. For accounting purposes, neither the acquisition of LGHI by RSHI nor the merger between LGHI and RSH USA are considered to be transactions of substance and accordingly, the consolidated financial statements of RSHI are presented as a continuation of the consolidated financial statements of LGHI.

- the retained earnings of LGHI (Accounting Acquirer) as at Settlement are not available for the payment of dividends to the shareholders of the Company.

D.1.2.2 Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the pro forma historical financial information from 1 January 2005.

D.1.2.3 Transactions eliminated on consolidation
Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

D.1.3 Presentation and functional currency

The results of the major operating businesses are recorded in their functional currencies, which are generally their local currencies. US dollar denominated revenue represented approximately 37% of the Boart Longyear Group's total pro forma revenue in FY2006, with the remainder denominated in the currencies of other operational markets, including Canada (approximately 22%), Australia (approximately 19%), Europe (approximately 10%), South Africa (approximately 9%) and others (approximately 3%).

Consequently, under AIFRS, the Directors believe that US dollar reporting represents the best indicator of the results of the Boart Longyear Group. Future financial reporting by Boart Longyear will therefore be presented in US dollars.

However, for the convenience of prospective investors, Australian dollar information has also been included in the Prospectus. US dollar pro forma historical financial information has been translated into Australian dollars at the following exchange rates:

- US dollar pro forma historical statement of revenue, EBITDA and EBIT information has been translated into Australian dollars at the average exchange rate for the financial year presented, being US$0.762:A$1.00 for FY2005 and US$0.753:A$1.00 for FY2006; and
- US dollar pro forma balance sheet information as at 31 December 2006 has been translated into Australian dollars at the exchange rate prevailing at that date of US$0.787:A$1.00.

D.1.4 Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Boart Longyear Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

D.1.5 Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and on hand, demand deposits and short term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank overdrafts are shown within loans and borrowings in current liabilities in the balance sheet.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

D.1.6 Derivative financial instruments

The Boart Longyear Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Boart Longyear Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions or hedges of foreign exchange risk on firm commitments (cash flow hedges).

The fair value of hedging derivatives is classified as a non-current asset or a non-current liability if the remaining maturity of the hedge relationship is more than 12 months and as a current asset or a current liability if the remaining maturity of the hedge relationship is less than 12 months.

Derivatives not designated into an effective hedge relationship are classified as a current asset or a current liability.

D.1.6.1 Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

D.1.6.2 Hedge accounting
The Boart Longyear Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges.

Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Boart Longyear Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

D.1.6.3 Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Hedge accounting is discontinued when the Boart Longyear Group revokes the hedging relationship, or the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

D.1.6.4 Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other expenses or other income.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Boart Longyear Group revokes the hedging relationship, or the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

D.1.7 Employee benefits

D.1.7.1 Wages, salaries, annual leave, sick leave and non-monetary benefits
Liabilities for employee benefits for wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided to reporting date and are calculated at undiscounted amounts based on remuneration wage and salary rates that the Boart Longyear Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, such as medical care, housing, cars and free or subsidised goods and services, are expensed based on the net marginal cost to the Boart Longyear Group as the benefits are taken by the employees.

A provision is recognised for the amount expected to be paid under short term cash bonus or profit-sharing plans if the Boart Longyear Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

D.1.7.2 Defined contribution superannuation/pension plans
Obligations for contributions to defined contribution superannuation plans are recognised as an expense in the income statement as incurred.

APPENDIX

D.1.7.3 Defined benefit superannuation/ pension plans
The Boart Longyear Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any fund assets is deducted.

The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating to the terms of the Boart Longyear Group's defined benefit obligations. Where there is no deep market in such bonds, the market yields (at the reporting date) on government bonds are used. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

Where the calculation results in a benefit to the Boart Longyear Group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post employment benefits or other long term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

D.1.7.4 Share based payment transactions
Equity-settled share based payments with employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. Fair value is measured by use of a Black-Scholes-Merton model. The Black-Scholes-Merton model requires the input of highly subjective assumptions.

The fair value determined at the grant date of the equity-settled share based payments is expensed on a straight-line basis over the vesting period, based on the Boart Longyear Group's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share based payments that were granted after 7 November 2002 that vest after 1 January 2006. No amount has been recognised in the financial statements in respect of the other equity-settled shared based payments.

Equity-settled share based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For cash-settled share based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

D.1.7.5 Earn-out and bonus agreements
In certain circumstances, previous owners of acquired businesses become employees of the Boart Longyear Group. A business combination agreement may include earn-out or bonus clauses which provide for an adjustment to the cost of the combination contingent upon future events. If contingent consideration is, in substance, compensation for services or profit sharing (e.g. clauses requiring that the individual remains employed by the Boart Longyear Group), those payments are recognised as an expense over the period of services provided. If the substance of the consideration is payment for the business acquired, the amount is treated as an adjustment to the cost of the business combination.

D.1.8 Foreign currency
D.1.8.1 Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Boart Longyear Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss.

D.1.8.2 Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyper inflationary economies, are translated to US dollars at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

The income and expenses of foreign operations in hyper inflationary economies are translated to US dollars at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyper inflationary economies, the financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences are recognised directly in equity. Since 1 January 2006, the Boart Longyear Group's date of transition to AIFRS, such differences have been recognised in the foreign currency translation reserve ("FCTR"). Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, are also recognised in the FCTR on consolidation. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

D.1.9 Impairment
D.1.9.1 Non-financial assets
The carrying amounts of the Boart Longyear Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

D.1.9.2 Financial assets
A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

APPENDIX

D.1.10 Income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

D.1.11 Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for any uncollectible amounts.

Collectibility of trade receivables is reviewed on an ongoing basis. An allowance for doubtful debts is raised when there is objective evidence that the Group will not be able to collect the debt. The amount of the loss is recognised in the income statement within other expenses. When a trade receivable is uncollectible, it is written off against the allowance account for doubtful debts. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

D.1.12 Intangible assets
D.1.12.1 Goodwill
Goodwill or negative goodwill arises on the acquisition of subsidiaries, associates and joint ventures.

Acquisitions prior to 1 January 2006 – UK GAAP
As part of its transition to AIFRS, the Boart Longyear Group has restated only those business combinations that occurred on or after 1 January 2006. In respect of acquisitions prior to 1 January 2006, goodwill represents the amount recognised under the Boart Longyear Group's previous accounting framework, UK GAAP.

Acquisitions on or after 1 January 2006 – AIFRS
For acquisitions on or after 1 January 2006, goodwill represents the excess of the cost of the acquisition over the Boart Longyear Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

D.1.12.2 Contractual customer relationships
Contractual customer relationships acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably.

D.1.12.3 Trademarks and trade names
Trademarks and trade names acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably.

Trademarks and trade names recognised by the Boart Longyear Group are considered to have indefinite useful lives and are not amortised. Each period, the useful life of each of these assets is reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset. Such assets are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset might be impaired.

D.1.12.4 Patents
Patents are measured at cost less accumulated amortisation and accumulated impairment losses.

D.1.12.5 Research and development costs
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Boart Longyear Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

D.1.12.6 Other intangible assets
Other intangible assets that are acquired by the Boart Longyear Group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense as incurred.

D.1.12.7 Subsequent expenditure
Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss when incurred.

D.1.12.8 Amortisation
Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangible assets, from the date that they are available for use. The estimated useful lives and amortisation method are reviewed at the end of each annual reporting period, with any changes being recognised as a change in accounting estimate.

The estimated useful lives used in the calculation of amortisation are as follows:

Contractual customer relationships	10 years
Patents	10 years

D.1.13 Inventories[2]
Products
Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on a standard cost method, which approximates actual cost on a first-in first-out basis, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads (including depreciation) based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Drilling Services
The Company maintains an inventory of core drilling rods and casings for use in the rendering of core drilling services. Inventory is measured at the lower of cost and net realisable value. Core drilling rods and casings are initially recognised in inventory at cost and are expensed over 12 months. A regular and ongoing review is undertaken to establish whether any items are obsolete or damaged, and if so their carrying amount is written down to its net realisable value.

D.1.14 Trade and other payables
Trade payables and other payables are carried at amortised cost. They represent unsecured liabilities for goods and services provided to the Boart Longyear Group prior to the end of the reporting period that are unpaid and arise when the Boart Longyear Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Note:
2. For the purposes of presentation of financial information in the Prospectus and this Appendix, cost of sales has been presented exclusive of all depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, Boart Longyear Limited intends to present cost of sales and other functional expenses inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.

D.1.15 Property, plant and equipment

D.1.15.1 Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset, including the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment and so is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

D.1.15.2 Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

D.1.15.3 Depreciation

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.

The following useful life estimates are used in the calculation of depreciation:

Buildings	20–40 years
Plant and machinery	5–10 years
Drilling rigs	5–12 years
Other drilling equipment	1–5 years
Office equipment	5–10 years
Computer equipment:	
Hardware	3–5 years
Software	1–5 years

Depreciation methods, useful lives and residual values are reassessed at the end of each annual reporting period. Estimates in respect of the useful life and residual value of certain items of plant and equipment and drill rigs were revised effective 6 October 2006 for annual financial reporting purposes. The pro forma historical financial information assumes that the revised estimated useful lives were applicable from 1 January 2005.

D.1.16 Leased assets

Leases in terms of which the Boart Longyear Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognised on the Boart Longyear Group's balance sheet.

D.1.17 Provisions

A provision is recognised if, as a result of a past event, the Boart Longyear Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

D.1.17.1 Warranties

A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

D.1.17.2 Restructuring

A provision for restructuring is recognised when the Boart Longyear Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.

D.1.17.3 Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Boart Longyear Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the

present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Boart Longyear Group recognises any impairment loss on the assets associated with that contract.

D.1.18 Share capital

D.1.18.1 Ordinary shares

Incremental costs directly attributable to issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

D.1.18.2 Dividends

Dividends are recognised as a liability in the period in which they are declared.

D.1.19 Revenue

D.1.19.1 Goods sold

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfer of risks and rewards varies depending on the individual terms of the contract of sale and with local statute but is generally when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

D.1.19.2 Services

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion of the transaction is determined as follows:

- revenue from drilling services contracts is recognised on the basis of actual metres drilled for each contract; and
- revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses are incurred.

D.1.20 Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

D.1.21 Net finance costs

Net finance costs represent finance income less finance expenses.

Finance income comprises interest income on funds invested, dividend income, gains on hedging instruments that are recognised in profit or loss, and the expected return on defined benefit plan assets. Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised on the date that the Boart Longyear Group's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on hedging instruments that are recognised in profit or loss, unwinding of the discount on defined benefit plan liabilities, and the finance expense component of finance lease payments. All borrowing costs are recognised in profit or loss using the effective interest method except when they are directly attributable to the acquisition, construction or production of a qualifying asset (an asset that necessarily takes a substantial period to prepare for its intended use or sale). When this is the case, they are capitalised as part of the cost of that asset.

D.1.22 Segment reporting

A segment is a distinguishable component of the Boart Longyear Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Boart Longyear Group's primary format for segment reporting is based on business segments.

APPENDIX

D.2 Cash and cash equivalents

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Cash at bank and on hand	12.3	15.6
Short term deposits	0.3	0.4
	12.6	16.0
Restricted cash[1]	2.8	3.6
	15.4	**19.6**

Note:
1. The Boart Longyear Group had restricted cash of US$2.8 million at 31 December 2006. The restricted cash represents amounts supporting letters of credit, bank guarantees, legal settlements, leases, credit cards, overdraft programs and government required tax retentions.

D.3 Trade and other receivables

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Trade receivables	226.9	288.3
less: provision for doubtful debts	(4.2)	(5.3)
	222.7	283.0
Other receivables	11.0	14.0
	233.7	**297.0**

D.4 Other financial assets

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Loans to associates	0.2	0.3
Loans to customers	1.9	2.4
Loans to employees	0.1	0.1
	2.2	**2.8**
Non-current		
Interest rate swaps	1.9	2.4
Gold put options	2.0	2.6
	3.9	**5.0**

D.5 Inventories

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Raw materials	21.3	27.1
Work in progress	15.5	19.7
Finished goods[1]	102.9	130.7
	139.7	**177.5**

Note:
1. Finished goods includes core drilling rods and casings.

D.6 Prepaid expenses and other current assets

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Prepayments	11.6	14.7
Other	11.8	15.0
	23.4	**29.7**

APPENDIX

D.7 Property, plant and equipment

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Land and buildings at cost	37.6	47.8
Accumulated depreciation	(1.7)	(2.2)
Net book value	35.9	45.6
Plant and equipment at cost	308.7	392.2
Accumulated depreciation	(84.7)	(107.6)
Net book value	224.0	284.6
Assets under construction	0.2	0.3
Total net book value	**260.1**	**330.5**

Note:
1. Plant and equipment includes both owned plant and equipment and plant and equipment under finance lease.

D.8 Goodwill and other intangible assets

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Goodwill at net book value	182.5	231.9
Trademarks and trade names at net book value	11.8	15.0
Patents at cost	6.6	8.4
Accumulated amortisation	(0.8)	(1.0)
Net book value	5.8	7.4
Customer relationships at cost	22.2	28.2
Accumulated amortisation	(0.4)	(0.5)
Net book value	21.8	27.7
Total net book value	**221.9**	**282.0**

D.9 Trade and other payables

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Trade payables	117.3	149.1
Accruals and other payables	123.5	156.9
	240.8	**306.0**
Non-current		
Other payables	0.7	0.9
	0.7	**0.9**

D.10 Loans and borrowings

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Unsecured		
Bank overdrafts	1.0	1.3
Secured		
Third party recourse funding of trade receivables	0.2	0.3
Current portion of finance lease liabilities	3.9	5.0
	5.1	**6.6**
Non-current		
Unsecured		
Bank loans:		
US$585 million term loan maturing three years from drawdown[1]	581.1	738.4
US$65 million term loan (drawn in C$) maturing five years from drawdown[1]	64.6	82.1
US$200 million revolving credit facility maturing five years from drawdown	15.0	19.1
Secured		
Finance lease liabilities	8.1	10.3
	668.8	**849.9**

Note:
1. The term loan facilities are fully drawn and are stated net of the unamortised balance of debt arrangement fees of US$4.3 million.

APPENDIX

D.11 Other financial liabilities

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Non-current		
Foreign exchange contracts	0.1	0.1
Interest rate swaps	2.2	2.8
	2.3	**2.9**

D.12 Provisions

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Warranties	0.8	1.0
Employee benefits	9.1	11.6
Earnout agreements	11.4	14.5
Restructuring	7.5	9.5
	28.8	**36.6**
Non-current		
Employee benefits	1.4	1.8
Post retirement benefits	36.4	46.2
	37.8	**48.0**

D.13 Defined benefit post retirement plans

The Boart Longyear Group operates defined benefit post retirement plans in the following locations:

- Defined benefit pension plans: The Americas (Canada and the United States), Europe (Germany and Ireland) and South Africa; and
- Defined benefit post retirement medical plans: The Americas (Canada and the United States) and South Africa.

	The Americas US$m	Europe US$m	South Africa US$m	Total US$m	Total A$m
The amount included in the balance sheet arising from the entity's obligations in respect of its defined benefit plans is as follows:					
Present value of funded defined benefit obligations	127.0	56.3	34.3	217.6	276.5
Fair value of plan assets	(117.2)	(42.8)	(79.4)	(239.4)	(304.3)
Restriction on plan assets	-	-	45.1	45.1	57.3
Net deficit	9.8	13.5	-	23.3	29.5
Present value of unfunded defined benefit obligations	10.9	-	2.2	13.1	16.6
Net liability/(assets) arising from defined benefit obligations	**20.7**	**13.5**	**2.2**	**36.4**	**46.2**
Included in the balance sheet:					
Non-current provision for post retirement benefits (refer to Note D.13)	**20.7**	**13.5**	**2.2**	**36.4**	**46.2**

	The Americas	Europe	South Africa
Principal assumptions used (expressed as weighted averages):			
Average discount rate for plan liabilities	5.5%	4.4%	8.0%
Average rate of inflation	3.0%	2.0%	5.0%
Average rate of increase in salaries	4.5%	3.5%	6.0%
Average rate of increase of pensions in payment	0.0%	1.5%	5.0%
Average long term rate of return on plan assets	8.0%	6.3%	9.0%
Expected average increase in healthcare costs (initial)	10.0%	0.0%	6.0%
Expected average increase in healthcare costs (ultimate)	5.0%	0.0%	6.0%

APPENDIX

D.14 Commitments

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Capital expenditure commitments		
Capital expenditure contracted for at balance date but not provided for and payable:		
within one year	31.0	39.4
Operating lease commitments		
Aggregate amount contracted for at balance date but not provided for and payable:		
within one year	11.5	14.6
one year or later and no later than five years	19.0	24.1
later than five years	2.1	2.7
	32.6	41.4

D.15 Equity

As at 31 December 2006	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Issued capital		
1,485.3 million ordinary shares, fully paid	452.3	574.8
Reserves		
Foreign currency translation reserve	(0.4)	(0.5)
Share-based compensation reserve	7.7	9.8
	7.3	9.3
Other equity amounts[1]		
Merger and reverse acquisition accounting adjustments	(261.3)	(332.1)

Note:

1. As a result of merger and reverse acquisition accounting, a new equity account is created as a component of equity that is not available for distribution to shareholders.

D.16 Contingent liabilities

The Boart Longyear Group is involved in various legal proceedings arising out of the normal course of business. The Directors believe that the outcome of these proceedings will not have a material impact on the Boart Longyear Group's financial position or results of operations.

E. DERIVATION OF PRO FORMA HISTORICAL FINANCIAL INFORMATION

As detailed in the tables below, pro forma adjustments have been made to the audited consolidated financial statements for FY2005 and FY2006 of the Boart Longyear Group (including the use of certain unaudited financial information of the Acquired Businesses) that the Directors considered appropriate to reflect the formation of the Boart Longyear Group, so that the financial information for FY2005 and FY2006 is presented on a pro forma basis that is consistent with and reflects the structure of the Boart Longyear Group that will exist upon completion of the Offer.

The historical financial statements of the Boart Longyear Group have been prepared in accordance with UK GAAP for FY2005 and FY2006. Where appropriate and material, adjustments required to reflect the pro forma historical financial information of the business in accordance with AIFRS have been made.

While the information in the tables below presents the profit before tax for the Boart Longyear Group for FY2005 and FY2006, the adjustments made to reconcile to the pro forma historical financial information have been presented to the pro forma EBIT level only.

Prior to the intended business combination of Boart Longyear Investments acquiring RSHI on or about 11 April 2007, the Boart Longyear Businesses and the Acquired Businesses have operated under different corporate structures with different gearing and tax profiles to those proposed for the Boart Longyear Group after completion of the Offer.

As a consequence, the Directors believe the historical net finance costs and income tax expenses incurred by these businesses are not representative of what the net finance costs and income tax expenses would have been, had the Boart Longyear Group operated under the new structure that will be in place after completion of the Offer. Therefore historical net finance costs and income tax expense have not been presented in the pro forma historical financial information of the Boart Longyear Group included in the Prospectus and this Appendix.

E.1 Derivation of pro forma historical consolidated statement of revenue, EBITDA and EBIT

Table E.1.1 Derivation of FY2005 pro forma historical consolidated statement of revenue, EBITDA and EBIT

	UK GAAP Continuing Operations				Normalisation adjustments					
US$m	Reported predecessor 29/07/2005 7 months	Reported successor 31/12/2005 5 months	Subtotal	Accounting and AIFRS adjustments	Changes of ownership costs	Other	Pro forma adjustments disposals	Subtotal	Pro forma adjustments acquisitions (AIFRS)	Pro forma 31/12/2005 12 months
Revenue from operating activities	524.8	387.6	912.4	–	–	–	(21.0)	891.4	131.2	1,022.6
Pro forma EBITDA	**62.9**	**45.9**	**108.8**	**–**	**11.1**	**35.6**	**(0.4)**	**155.1**	**44.8**	**199.9**
Depreciation	(16.3)	(21.2)	(37.5)	3.0	–	–	1.7	(32.8)	(7.6)	(40.4)
Pro forma EBITA	**46.6**	**24.7**	**71.3**	**3.0**	**11.1**	**35.6**	**1.3**	**122.3**	**37.2**	**159.5**
Amortisation	(9.2)	(1.0)	(10.2)	9.5	–	–	–	(0.7)	–	(0.7)
Pro forma EBIT	**37.4**	**23.7**	**61.1**	**12.5**	**11.1**	**35.6**	**1.3**	**121.6**	**37.2**	**158.8**
Finance costs	(1.5)	(31.4)	(32.9)							
Profit before tax	**35.9**	**(7.6)**	**28.3**							

Notes:

1. Refer to the notes to Table A.1 for details of exchange rates applied.
2. Prior to 29 July 2005, the Boart Longyear Group operated as a wholly owned division of Anglo American. The accounts for the Boart Longyear Group for the seven months ended 29 July 2005 included in the LGHI financial statements for the year ended 31 December 2005 have been presented as predecessor. Historically, Anglo American had not prepared financial statements for the Boart Longyear Group on a stand-alone basis. The combined financial statements for the predecessor were carved out from the accounting records of Anglo American using the historical basis of assets and liabilities of Boart Longyear. The predecessor and Anglo American's subsidiaries engaged in transactions, and the predecessor relied on Anglo American's head office for certain operational and administrative support for which it was allocated costs on a basis that Management believes was reasonable and appropriate in the circumstances. However, the combined financial statements included herein may not necessarily reflect what the predecessor's results of operations and cash flows would have been had the predecessor operated as a stand-alone entity during this period.
3. Adjustments have not been made to recognise the effect of share-based payments for the period from 1 January 2005 to 29 July 2005 under AIFRS on the basis that any such adjustments would be reversed in the other normalisation adjustments column as a one-off item. Management of the Boart Longyear Group has no future entitlements under share-based payment arrangements in place at that time.

APPENDIX

Table E.1.2 Derivation of FY2006 pro forma historical consolidated statement of revenue, EBITDA and EBIT

US$m	UK GAAP Continuing Operations Reported 31/12/2006 12 months	Accounting and AIFRS adjustments	Normalisation adjustments Changes of ownership costs	Other	Pro forma adjustments disposals	Subtotal	Pro forma adjustments acquisitions (AIFRS)	Pro forma 31/12/2006 12 months
Revenue from operating activities	1,119.2	–	–	–	(8.0)	1,111.2	141.6	1,252.8
Pro forma EBITDA	**70.4**	**3.5**	**79.1**	**71.9**	**(1.1)**	**223.8**	**54.0**	**277.8**
Depreciation	(46.2)	7.8	–	–	0.3	(38.1)	(7.8)	(45.9)
Pro forma EBITA	**24.2**	**11.3**	**79.1**	**71.9**	**(0.8)**	**185.7**	**46.2**	**231.9**
Amortisation	(2.8)	1.9	–	–	–	(0.9)	–	(0.9)
Pro forma EBIT	**21.4**	**13.2**	**79.1**	**71.9**	**(0.8)**	**184.8**	**46.2**	**231.0**
Finance costs	(94.3)							
Profit before tax	**(72.9)**							

Note:
1. Refer to the notes to Table A.1 for details of exchange rates applied.

A description of the significant pro forma adjustments to the Boart Longyear Group audited financial statements for FY2005 and FY2006 are set out below.

E.1.1 Accounting and AIFRS adjustments

The Boart Longyear Group audited consolidated financial statements for FY2005 and FY2006 were prepared under UK GAAP. The pro forma historical financial information is presented in accordance with the measurement and recognition criteria of AIFRS. The significant adjustments required to convert the audited consolidated financial statements from UK GAAP to AIFRS are described below:

- reversal of goodwill amortisation and amortisation under UK GAAP of intangible assets with an indefinite useful life (US$0.5 million). Under UK GAAP, goodwill is amortised over a useful life of 10 years and trademarks and trade names are amortised over a useful life of 20 years. Under AIFRS, goodwill is not amortised but is tested for impairment annually. As the Directors have assessed that there is no foreseeable limit to the period over which trademarks and trade names are expected to generate net cash inflows for the Boart Longyear Group, the useful life of these assets is also considered to be indefinite and they will not be subject to amortisation under AIFRS, but will be tested for impairment annually;
- US$9.0 million adjustment to amortisation represents the add back of the one-off impairment charge and amortisation of goodwill under UK GAAP in the profit and loss account of the predecessor for the period from 1 January 2005 to 29 July 2005. The amortisation of goodwill under UK GAAP is not applicable under AIFRS;
- in addition to the above, during the second half of FY2006 Management undertook a detailed review of its accounting practices to ensure the financial statements appropriately reflect the useful lives of various items. As a result of this exercise, the estimated useful lives of certain plant and equipment, including drill rigs, were revised. The estimated financial impact of the change in accounting estimate has been reflected in the pro forma historical financial information from 1 January 2005; and
- the Company has also reviewed its accounting practices in relation to capitalisation of rig refurbishment costs and the useful lives of sonic and rotary rods and casings. The financial effect of the change in practice has been reflected in the pro forma historical financial information for FY2006. No adjustment has been reflected in the pro forma historical financial information for FY2005 as it would be impracticable to do so and is considered unlikely to be material.

E.1.2 Normalisation adjustments

E.1.2.1 Changes of ownership costs

Costs associated with changes of ownership in relation to the Boart Longyear Group have been added back, including:

- the acquisition of the Boart Longyear Group by Advent International and Bain Capital in 2005; and
- the partial sell down by Advent International and Bain Capital and introduction of new shareholders in 2006.

E.1.2.2 Other normalisation adjustments

The following table summarises the other normalisation adjustments that are reflected in the pro forma historical financial information for FY2005 and FY2006.

Table E.1.3 Other normalisation adjustments

	FY2005 US$m	FY2006 US$m
Restructured employee compensation arrangements	5.3	23.8
Asset impairment and similar charges	–	17.4
Restructuring charges	18.7	10.8
Mark to market of derivative instruments	9.1	8.2
Head office relocation and staffing	2.5	7.8
Other	–	3.9
Total	**35.6**	**71.9**

Restructured employee compensation arrangements

The Company has recently terminated and restructured certain employee compensation arrangements associated with historical acquisitions by the Boart Longyear Group, as such compensation arrangements (similar to earn-out arrangements, but incorporated as part of employee compensation) were no longer aligned with the overall interests of the Group. These employees were compensated for the termination of their previous contractual arrangements by way of a one-off payment. An adjustment has been made for a similar material contract that will not be renewed at the end of FY2007, which does not reflect the current remuneration structure of the Boart Longyear Group.

Adjustments have also been made for expenses relating to a share-based payment scheme that was discontinued at the time of the introduction of new shareholders in 2006 and will not form part of continuing compensation.

Asset impairment and similar charges
The Company conducted an assessment of the remaining useful lives of certain plant, equipment and drilling rigs. As part of the assessment, the Company identified a number of items with no remaining useful life that have therefore been impaired. The total fixed asset impairment charge in FY2006 was US$7.7 million. Also, an adjustment has been made for a similar write-off associated with the sale of fixed assets of $5.9 million, a one-off inventory impairment of US$2.5 million and other asset write-offs of US$0.7 million.

Restructuring charges
A rationalisation of the Company's manufacturing base, including the closure of several manufacturing facilities, occurred in FY2005 and FY2006. One-off costs incurred included redundancies arising from the restructuring of the production facilities, administrative functions and staff relocation.

Mark to market of derivative instruments
Losses were incurred in FY2005 and FY2006 in relation to the mark to market value of certain derivative instruments held by the Company. The losses have been treated as non-recurring on the basis that the Company intends to close out these derivative instruments prior to the completion of the Offer.

Head office relocation and staffing
Prior to the acquisition of the Company by Advent International and Bain Capital on 29 July 2005, the business operated on a regionalised basis with a small head office operation in Johannesburg. Following that acquisition, a new head office was established in Salt Lake City which resulted in the Company incurring significant relocation costs and staff recruitment costs. These costs have been added back on the basis that they are non-recurring in nature.

Other expenses
There are other smaller items considered to be one-off in nature that have not been discussed as they are individually not material.

E.1.3 Pro forma adjustments – disposals
For the FY2005 pro forma historical financial information presented in Table E.1.1, the disposals adjustments are for the FY2005 trading results of MCE Poland disposed of in FY2006 and the FY2005 trading results and the gain or loss on sale of Cerecast, Celle, Grooving and Grinding, Soft Rock – Poland and Concrete Cutting businesses that were disposed of in FY2005.

For the FY2006 pro forma historical financial information presented in Table E.1.2, the disposals adjustments are for the FY2006 trading results and the gain on sale of the MCE Poland business disposed of in FY2006, which not being material is included in the continuing operations column in the FY2006 financial statements. The disposal of the Hard Materials and Soft Rock tools businesses in FY2006 have been reflected in the FY2005 and FY2006 pro forma historical financial information by having been excluded from the continuing operations columns in Tables E.1.1 and E.1.2 on the basis that they are considered discontinued operations for accounting purposes.

E.1.4 Pro forma adjustments – acquisitions
The pro forma adjustments reflect the inclusion of the pro forma historical unaudited financial information in relation to acquisitions undertaken during FY2005, FY2006 and in FY2007 prior to the date of this Prospectus, as if those businesses had been part of the Boart Longyear Group from 1 January 2005. No significant differences have been identified between the relevant underlying GAAP for the businesses and AIFRS that would materially impact the financial information presented.

The pro forma financial information of the Acquired Businesses has been adjusted to be consistent with the accounting policies of the Boart Longyear Group.

E.2 Derivation of pro forma consolidated balance sheet

Table E.2.1 Derivation of pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006

US$m	Resources Services Holdco, Inc. UK GAAP	Pro forma AIFRS adjustments	Pro forma post 31/12/06 adjustments	Pro forma consolidated balance sheet
Current assets				
Cash and cash equivalents	26.5	–	(11.1)	15.4
Trade and other receivables	216.0	10.9	6.8	233.7
Other financial assets	–	2.2	–	2.2
Inventories	135.2	–	4.5	139.7
Prepaid expenses and other current assets	34.7	(12.6)	1.3	23.4
Total current assets	**412.4**	**0.5**	**1.5**	**414.4**
Non-current assets				
Property, plant and equipment	243.4	–	16.7	260.1
Deferred tax assets	43.8	(25.8)	18.7	36.7
Other financial assets	3.9	–	–	3.9
Goodwill and other intangible assets	146.1	11.6	64.2	221.9
Other assets	1.9	(0.9)	0.2	1.2
Total non-current assets	**439.1**	**(15.1)**	**99.8**	**523.8**
Total assets	**851.5**	**(14.6)**	**101.3**	**938.2**
Current liabilities				
Trade and other payables	258.4	(20.9)	3.3	240.8
Current tax payable	18.2	–	4.8	23.0
Loans and borrowings	12.1	(0.3)	(6.7)	5.1
Provisions	7.5	21.1	0.2	28.8
Other	–	–	0.7	0.7
Total current liabilities	**296.2**	**(0.1)**	**2.3**	**298.4**
Non-current liabilities				
Trade and other payables	–	0.7	–	0.7
Loans and borrowings	1,276.4	(0.9)	(606.7)	668.8
Other financial liabilities	2.3	–	–	2.3
Deferred tax liabilities	–	2.3	1.4	3.7
Provisions	29.6	8.2	–	37.8
Total non-current liabilities	**1,308.3**	**10.3**	**(605.3)**	**713.3**
Total liabilities	**1,604.5**	**10.2**	**(603.0)**	**1,011.7**
Net assets/(liabilities)	**(753.0)**	**(24.8)**	**704.3**	**(73.5)**
Total equity/(deficit)	**(753.0)**	**(24.8)**	**704.3**	**(73.5)**

Note:
1. Refer to the notes to Table B.1 for details of exchange rates applied.

E.2.1 RSHI UK GAAP

The RSHI balance sheet as at 31 December 2006 has been extracted from the RSHI FY2006 audited financial statements, prepared in accordance with UK GAAP.

E.2.2 Pro forma AIFRS adjustments

The only material adjustment required to present the balance sheet in accordance with the measurement and recognition criteria of AIFRS is in relation to deferred tax as described below.

Taxation

Differences in methodology exist between AIFRS and UK GAAP in relation to the recognition of deferred tax.

Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Under AIFRS, deferred tax liabilities and assets are recognised for the estimated future tax effects of temporary differences and tax loss carry forwards. A temporary difference is the difference between the tax base of an asset or liability and its carrying amount in the financial statements.

A deferred tax liability (asset) is recognised unless it arises from:

- the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting profit nor taxable profit;
- the initial recognition of goodwill; or
- a post acquisition adjustment of goodwill for which amortisation is not tax deductible.

The measurement of deferred tax is based on the expected manner of settlement (liability) or recovery (asset).

The principal impact of these methodology differences on the Boart Longyear Group is the recognition of additional deferred tax in relation to fair value adjustments in business combination transactions.

E.2.3 Pro forma post 31 December 2006 adjustments

In preparing the pro forma balance sheet, adjustments have also been made to reflect the following acquisitions which completed after 31 December 2006 which are assumed to have occurred as at 31 December 2006:

- KWL;
- Grimwood Davies; and
- Connors.

These acquisitions which occurred after 31 December 2006 are assumed to be fully funded by debt.

The pro forma adjustments reflect provisional purchase price allocations by the Directors in accordance with AASB 3 'Business Combinations'.

Boart Longyear Limited was incorporated on 2 January 2007. On or about 11 April 2007, Boart Longyear Limited will effect a business combination by its subsidiary, Boart Longyear Investments, acquiring RSHI. The following transactions that will occur after 31 December 2006 are assumed to have occurred as at 31 December 2006:

- RSHI is acquired by Boart Longyear Investments, a wholly owned subsidiary of the Company, for an estimated purchase price of US$1,429.4 million (A$1,816.5 million) (based on the mid point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00);
- borrowings of the Company are restructured to a pro forma net debt position of US$650 million (reflecting the total size of the Term Facilities as described in Section 12.5.2) plus finance leases and other borrowings of US$13.2 million (including US$12.0 million of finance leases) less the unamortised balance of debt arrangement fees (US$4.3 million); and
- the Offer raises A$2,367.6 million (US$1,863.1 million) (based on the mid-point of the Indicative Price Range) and the proceeds are applied to redeeming the Redeemable Notes held by the Vendors of A$1,375.6 million (US$1,082.5 million), repayment of a portion of debt facilities and related costs of the debt restructuring of US$708.6 million (A$900.5 million) and paying related Offer costs of US$91.5 million (A$72.0 million).

Note:
Certain of the assumptions used in the preparation of the pro forma consolidated balance sheet differ from those used in the Key Offer Statistics and elsewhere in the Prospectus for the reasons referred to in Table 1.2 in Section 1 of the Prospectus.

E.3 Derivation of pro forma historical consolidated summary cash flow before financing and tax

Set out in the tables below are the pro forma adjustments which have been made to the underlying audited financial information of the Boart Longyear Group in order to present pro forma historical consolidated summary cash flow before financing and tax for the Group as if it had existed at 1 January 2005.

US$m	Continuing operations 31/12/2005 12 months	Normalisation adjustments	Pro forma disposals	Subtotal	Pro forma acquisitions	Pro forma 31/12/2005 12 months
Pro forma EBITDA	**108.8**	**46.7**	**(0.4)**	**155.1**	**44.8**	**199.9**
Pro forma non-cash and other items and working capital movements	(38.0)	–	(27.8)	(65.8)	(6.8)	(72.6)
Pro forma cash flow from operations	**70.8**	**46.7**	**(28.2)**	**89.3**	**38.0**	**127.3**
Capital expenditure – growth	(33.1)	–	0.5	(32.6)	(5.8)	(38.4)
Capital expenditure – maintenance	(12.5)	–	3.7	(8.8)	(2.6)	(11.4)
Pro forma cash flow before financing and tax	**25.2**	**46.7**	**(24.0)**	**47.9**	**29.6**	**77.5**

Notes:

1. Refer to the notes to Table A.1 for details of exchange rates applied.
2. The adjustments to pro forma EBITDA in the above table relate to those normalisation adjustments as outlined in Note E.1 and in further detail in Table E.1.1.
3. The pro forma cash flow before financing and tax for FY2005 excludes certain cash flows on the basis that they are one-off and not representative of the ongoing cash flows of the Boart Longyear Group: cash inflows from the sale of property, plant and equipment (US$3.7 million) and investment in derivative instruments (outflow of US$11.5 million).
4. Pro forma capital expenditure in the above table has been prepared on an accrual basis.

US$m	Continuing operations 31/12/2006 12 months	Normalisation and other adjustments	Pro forma disposals	Subtotal	Pro forma acquisitions	Pro forma 31/12/2006 12 months
Pro forma EBITDA	**70.4**	**154.5**	**(1.1)**	**223.8**	**54.0**	**277.8**
Pro forma non-cash and other items and working capital movements	(3.4)	–	(12.2)	(15.6)	(5.6)	(21.2)
Pro forma cash flow from operations	**67.0**	**154.5**	**(13.3)**	**208.2**	**48.4**	**256.6**
Capital expenditure – growth	(52.5)	–	–	(52.5)	(8.1)	(60.6)
Capital expenditure – maintenance	(22.8)	(5.4)	–	(28.2)	(2.9)	(31.1)
Pro forma cash flow before financing and tax	**(8.3)**	**149.1**	**(13.3)**	**127.5**	**37.4**	**164.9**

Notes:

1. Refer to the notes to Table A.1 for details of exchange rates applied.
2. The adjustments to pro forma EBITDA in the above table relate to those normalisation adjustments as outlined in Note E.1 and in further detail in Table E.1.2.
3. The adjustments to maintenance capital expenditure in the above table represent a pro forma adjustment for the change in accounting practices in relation to sonic and rotary rods and casings and capitalisation of rig refurbishments.
4. In addition to adjustments for acquisitions, the following one-off items have been excluded from the above pro forma cash flow on the basis that they are not representative of the ongoing cash flows of the Boart Longyear Group: cash inflow from the sale of property, plant and equipment (US$20.7 million), investment in derivative instruments (outflow of US$7.8 million) and other individually insignificant cash outflows (US$0.2 million).
5. Pro forma capital expenditure in the above table has been prepared on an accrual basis.

APPENDIX

F. APPENDIX GLOSSARY

AS	means Australian dollars.
AASB	means the Australian Accounting Standards Board.
ABN	means Australian Business Number.
Accounting Acquirer	means LGHI as set out in Section 8.2.5.
ACN	means Australian Company Number.
Acquired Businesses	means North West Drilling, Prosonic, Grimwood Davies, KWL, Connors and Diamond Drilling.
Advent International	means Advent International Corporation.
AIFRS	means Australian equivalents of International Financial Reporting Standards.
Anglo American	means Anglo American plc.
ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited (ABN 98 008 624 691).
Bain Capital	means Bain BL Holdings, L.P., an investment vehicle affiliated with Bain Capital LLC.
Board	means the board of Directors.
Boart Longyear or **Boart Longyear Group** or **Company** or **Group**	means Boart Longyear Limited (ACN 123 053 728) and its subsidiaries or its predecessors, being the Boart Longyear division of Anglo American plc from 1 January 2005 to 29 July 2005, LGHI from 30 July 2005 to 9 October 2006 and RSHI from 10 October 2006 until 11 April 2007 and their subsidiaries.
Boart Longyear Businesses	means the businesses described in Section 5.1.
Boart Longyear Investments	means Boart Longyear Investments Pty Ltd (ACN 124 070 373), a wholly owned subsidiary of the Company.
C$	means Canadian dollars.
Connors	means Connors SA and Connors Argentina SA.
Consolidated Income Statement	means the income statement of the Group.
Corporations Act	means the Corporations Act 2001 (Cth).
Deloitte Touche Tohmatsu	means Deloitte Touche Tohmatsu (ABN 74 490 121 060).
Directors	means the directors of the Company.
DrillCorp	means Drillcorp Ltd.
EBIT	means earnings before interest and Group tax.
EBITA	means earnings before interest, Group tax and amortisation.
EBITDA	means earnings before interest, Group tax, depreciation and amortisation.
Exchangable Notes	means exchangable notes to be issued by Boart Longyear Investments to the Vendors.
Final Price	means the price which successful bidders and Applicants will pay for Shares under the Offer, as described in Section 3.8.3.
Forecast or Estimate	means Management's best estimate.
Forecast Financial Information	means the statutory or pro forma Forecast Financial Information for the Forecast Period set out in Section 9.
Forecast Period	means the 12 months ending 31 December 2007.
FY	means the financial year ended or ending 31 December (as the context requires).
Grimwood Davies	means Grimwood Davies Pty Ltd.

Historical Financial Information	means the historical financial information for the Historical Periods as set out in Section 8.
Historical Periods	means FY2005 and FY2006.
Indicative Price Range	means the indicative price range for the Institutional Offer as specified in Section 3.8.2.
Interest	means the same as Net Finance costs as defined in Note D.1.21.
KWL	means the business and assets of KWL Drillrig Engineering Pty Ltd.
LGHI	means Longyear Global Holdings, Inc.
Macquarie European Investments	means Macquarie European Investments Pty Limited
Majors	has the meaning given in Section 4.2.1.4.
Management	means the Senior Management Team.
Management Investors	means those members of the Senior Management Team who currently have an equity interest in the Company and will continue to own shares in the Company following the Offer.
MCE Poland	means the Mining Capital Equipment-Poland business.
Minerals Drilling Industry	means exploration drilling conducted during the exploration, development, production or mine closure stages of mining operations.
New Zealand Investment Statement	means the investment statement prepared in connection with the Offer which complies with the Securities Act 1978 (NZ) and the Securities Regulation 1983 (NZ).
Non Executive Director	means a non-executive Director of the Company.
North America	means the United States and Canada.
North West Drilling	means North West Drilling Pty Ltd.
NPAT	means net profit after Group tax.
Offer	means the Retail Offer and the Institutional Offer.
Prosonic	means Prosonic Corporation.
Prospectus	means the prospectus, being a prospectus for the purpose of Chapter 6D of the Corporations Act.
Redeemable Notes	means redeemable notes issued by Boart Longyear Investments to the Vendors.
RSHI	means Resources Services Holdco, Inc.
Section	means a section of the Prospectus.
Senior Management Team	means the CEO, COO, CFO and the senior management team of Boart Longyear.
Settlement	means the date on which the Shares issued under the Offer are allocated to successful Applicants.
Share	means a fully paid ordinary share in the Company.
Shareholder	means a registered holder of a Share.
Subsidiary	has the meaning given in the Corporations Act, including wholly owned and joint venture subsidiaries.
UK GAAP	means generally accepted accounting principles in the United Kingdom.
United States or US	means United States of America.
USS	means United States dollars.
Vendors	means the Consortium, Advent International, Bain Capital, Management Investors and David McLemore.

BOART LONGYEAR

www.boartlongyear.com

www.boartlongyearshareoffer.com

Australian Securities & Investments Commission

RECEIVED

2007 MAY 16 A 10: 55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Electronic Lodgement

Document No. 1E2963938

Lodgement date/time: 28-02-2007 16:50:25
Reference Id: 74737553 Trace No. : 22181

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
BOART LONGYEAR LIMITED
Australian Company Number (ACN)
123 052 728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ALLENS ARTHUR ROBINSON CORPORATE ADVISORY PTY LTD
ASIC registered agent number (if applicable)
268

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
IAN BRIAN HOPKINS
Capacity
SEC
Signature

Date signed
28-02-2007

A1 Change of address

Registered office address

A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

Registered office address

Address

**LEVEL 25, THE CHIFLEY TOWER 2 CHIFLEY
SQUARE SYDNEY NSW 2000
Australia**

Effective Date **28-02-2007**

Does the company occupy the premises at the new registered office ?

Yes

Australian Securities & Investments Commission

RECEIVED

2007 MAY 16 A 10: -

[illegible]
CORPORATE FINANCE

Electronic Lodgement

Document No. 1E2963987

Lodgement date/time. 28-02-2007 16:57:04

Reference Id: 74737625 Trace No. : 22185

Form 484

Corporations Act 2001

Change to company details

Company details

Company name

BOART LONGYEAR LIMITED

Australian Company Number (ACN)

123 052 728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name

ALLENS ARTHUR ROBINSON CORPORATE ADVISORY PTY LTD

ASIC registered agent number (if applicable)

268

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

IAN BRIAN HOPKINS

Capacity

SEC

Signature

Date signed

28-02-2007

Form 484 - Change to company details
BOART LONGYEAR LIMITED ACN 123052728

B2 Appoint company officeholder

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 28-02-2007

The name of the appointed officeholder is:

Given names **PAUL**

Family name **BRUNNER**

Birth Details

Date of Birth **20-10-1950**

City/town of Birth **COLORADA**

Country of Birth **UNITED STATES**

Residential Address

Address

3276 WALKER OAKS COURT SLC, UT
84121
UNITED STATES

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Secretary - Appointment Date: 28-02-2007

The name of the appointed officeholder is:

Given names **FABRIZIO**

Family name **RASETTI**

Birth Details

Date of Birth **17-10-1965**

City/town of Birth **ROME**

Country of Birth **ITALY**

Residential Address

Address

2231 WALKER LANE HOLLADAY, UT
84117
UNITED STATES

R:\CSB Teams\Scanning\TEMPLATES\Scanning\BEST COPY.doc

THIS IS THE BEST COPY THAT CAN BE OBTAINED AS THE ORIGINAL IS OF A POOR QUALITY

OFFER INFORMATION SHEET

OFFERlist Entry
Trace: 117358
Form code: 764B
Sub form :764BA

Lodging Party Name Boart Longyear Limited
office,level,building,PO box Level 25, Chifley Tower
street number and name 2 Chifley Square
locality Sydney NSW 2000
Country
telephone (02) 9230 4000
Facsimile (02) 9230 5333
eMail
DX number

LU:25946835

Australian Securities and Investments Commission — form 764

Disclosure Document — Corporations Act 2001 Section 718

THIS OFFER INFORMATION SHEET MUST BE LODGED WITH THE DISCLOSURE DOCUMENT

Issuer/Responsible Entity/Fund Manager

Name BOART LONGYEAR LIMITED
ACN 123 052 728

Type
- ⊙ prospectus
- ○ short form prospectus
- ○ profile statement
- ○ offer information statement
- ○ product disclosure statement

PMR07/5030
#7253/07

Exposure Period(S.727(3))

Is the document subject to an exposure period? ⊙Yes ○No

Managed Investment Schemes

Is the offer made by a Managed Investment Scheme? ○Yes ⊙No

If Yes, provide ARSN and name of each registered scheme

OFFERlist Data

Name of offer Boart Longyear Limited - Initial Public Offering

Types of offer
- ☒ initial offer
- ☐ secondary sale

Types of securities
- ☐ debentures
- ☐ notes
- ☐ options
- ☒ shares
- ☐ stapled securities
- ☐ units
- ☐ warrants
- ☐ managed investment product
- ☐ other prescribed product
- ☐ other: ____________

Minimum amount of offer ⊙ $1,148,000,000 ○ Not specified

OFFER INFORMATION SHEET

Maximum amount of offer ○ $____________ ⦿ Not specified

Where will the offer document be available?

By telephone
For Australian and New Zealand residents accessing from within Australia or New Zealand, on the website specified above

If document will be available on the Internet, what will be the URL?

http://www.boartlongyearshareoffer.com

Phone available after exposure period

1800 781 633

Fax available after exposure period

___ ________

During the exposure period (if any), where will the offer document be available?

By telephone
For Australian and New Zealand residents accessing from within Australia or New Zealand, on the website specified above

If document will be available on the Internet during the exposure period (if any), what will be the URL?

http://www.boartlongyearshareoffer.com

Phone available during exposure period

1800 781 633

Fax available during exposure period

___ ________

Signature	Stuart McCulloch
Name	Stuart McCulloch (Allens Arthur Robinson)
Capacity	Partner
Date	1 / 3 / 07

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
018717043

ASIC
Australian Securities & Investments Commission

FORM 7109

CORPORATIONS ACT 2001
SUBSECTION 727(3)

NOTIFICATION OF EXTENSION OF PERIOD

Notice is hereby given that the Australian Securities and Investments Commission ("ASIC") extends the period within which a person must not accept an application for, or issue or transfer, securities offered under the disclosure document described in SCHEDULE A to the period set out in SCHEDULE B.

SCHEDULE A

A prospectus lodged by BOART LONGYEAR LIMITED (ACN 123 052 728) with ASIC on 1 March 2007 in relation to an offer of shares.

SCHEDULE B

10 days after lodgment of the disclosure document described in SCHEDULE A.

Dated : 8 March 2007

Signed: [signature]
Ken Cheung
as delegate of the Australian Securities and Investments Commission

PRO FORMA HISTORICAL INFORMATION

8

8 PRO FORMA HISTORICAL INFORMATION

8.1 Overview

The historical financial information included in this Section and the Appendix consists of:

- the pro forma consolidated statement of revenue, EBITDA and EBIT of the Boart Longyear Group for FY2005 and FY2006, as set out in Section 8.3;
- the pro forma consolidated summary cash flow before financing and tax of the Boart Longyear Group for FY2005 and FY2006, as set out in Section 8.3;
- the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006, as set out in Section 8.5; and
- the pro forma parent entity balance sheet of the Boart Longyear Group as at 31 December 2006, as set out in Section 8.6.

The Company was incorporated on 2 January 2007 and has not undertaken any trading activities since incorporation. It is intended that the Company will effect a business combination by its subsidiary, Boart Longyear Investments, acquiring the Boart Longyear Businesses and the Acquired Businesses, by acquiring RSHI, the current legal parent entity of the Boart Longyear Group, contemporaneously with the issue of Shares under the Offer as at Settlement on or about 11 April 2007. As a result, there is no actual historical financial information for the Company. Therefore, in order to present potential investors in the Company with information to help them to understand what the historical financial performance and cash flow of the Boart Longyear Group would have been had those businesses operated as a stand-alone consolidated group since 1 January 2005, the Directors have prepared pro forma historical financial information on the financial performance and cash flow of the Boart Longyear Businesses and the Acquired Businesses after removing the financial performance of the businesses disposed of in FY2005 and FY2006.

The diagram below illustrates a simplified corporate structure of the Boart Longyear Group as at Settlement following the transaction described above.

The pro forma historical financial information also presents the pro forma parent entity balance sheet of the Company prepared as though the acquisition of the Boart Longyear Businesses and the Acquired Businesses through the acquisition of RSHI, including the businesses acquired after 31 December 2006 (refer to Section 5.3 for further commentary on these acquisitions), had occurred on 31 December 2006 and reflects the proposed new corporate structure of the Boart Longyear Group which will be in place as at Settlement.

As discussed in more detail in Section 8.2.6, the audited consolidated financial statements of the Boart Longyear Group for FY2005 and FY2006 are different from the pro forma historical financial information for the same periods presented in this Prospectus, primarily because the FY2005 and FY2006 audited consolidated financial statements of the Boart Longyear Group include the results of certain businesses which were sold during those periods and do not include the full year pro forma normalised results of the Acquired Businesses.

The pro forma historical financial information is presented in abbreviated form and should be read in conjunction with, and is qualified by reference to, the information contained elsewhere in this Section and in the Appendix. This Section and the Appendix do not contain all of the disclosures that are necessary in an annual financial report prepared in accordance with the Corporations Act. Details of how to obtain a copy of the Appendix are contained in Important Information section at the start of this Prospectus.

Figure 8.1: Simplified Corporate Structure


Boart Longyear Limited
Boart Longyear Investments Pty Ltd
("RSHI")
Operating subsidiaries[1]
(Accounting Acquirer)
("LGHI")

1. An internal group restructure will be implemented at Settlement following the acquisition of RSHI by Boart Longyear Investments which will result in all operating subsidiaries being transferred from LGHI to be owned by either the Company, Boart Longyear Investments or RSHI.

8.2 Basis of preparation and presentation

8.2.1 Accounting convention

The pro forma Historical Financial Information included in this Prospectus has been prepared in accordance with the recognition and measurement principles prescribed under AIFRS and other mandatory professional reporting requirements in Australia.

Historically, the Boart Longyear Group has prepared historical financial information in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). The Company will be required to report in accordance with AIFRS from its date of incorporation. Pursuant to the 'reverse acquisition accounting' treatment under AIFRS for the acquisition of RSHI (refer to Section 8.2.5), the consolidated financial statements of the Company will be presented as a continuation of the consolidated financial statements of LGHI, which is the current accounting parent entity of the Boart Longyear Group and is therefore considered to be the 'acquirer' for accounting purposes. The date of transition to AIFRS for the Company is 1 January 2006, being the first day of the comparative period to be presented in the Company's first consolidated annual financial report for the year ending 31 December 2007. From the date of transition to AIFRS, the historical financial information for the Boart Longyear Group (including historical financial information for the Acquired Businesses) from which the pro forma historical financial information included in this Section and the Appendix has been derived, has been presented in accordance with AIFRS (this is set out in further detail in the Appendix). The conversion to AIFRS was made after considering the effect of the mandatory exceptions and optional exemptions in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' that the Company expects to apply as at the date of transition to AIFRS. In order to assist with the comparison between the pro forma historical financial information for FY2005 and FY2006, the pro forma historical financial information for FY2005 has also been presented in accordance with AIFRS.

8.2.2 Derivation of financial information

The pro forma historical financial information of the Boart Longyear Group contained in this Section and the Appendix has been derived from the following:

- the audited consolidated financial statements of the Boart Longyear Group for FY2005 and FY2006, each prepared in accordance with UK GAAP;
- the unaudited financial records of the businesses disposed of during FY2005 and FY2006; and
- the unaudited financial records of the Acquired Businesses (refer to Section 5.3 for further commentary on these acquisitions).

Adjustments have been made to this financial information to present the pro forma historical financial information of the Boart Longyear Group in accordance with AIFRS.

A more detailed discussion of the derivation of the pro forma historical financial information for the Boart Longyear Group and an explanation and quantification of the adjustments to that information is set out in Note E of the Appendix.

8.2.3 Pro forma and normalisation adjustments

Prior to the acquisition of the Boart Longyear Businesses and the Acquired Businesses through to the acquisition of RSHI as at Settlement, the Boart Longyear Businesses and the Acquired Businesses will have operated under a different corporate structure with different gearing and tax profiles to those proposed for the Boart Longyear Group after completion of the Offer. As a consequence, the Directors believe the historical net finance costs and income tax expense incurred by these businesses are not representative of what the net finance costs and income tax expense would have been, had the Boart Longyear Group operated under the new structure which will be in place after completion of the Offer. Therefore historical net finance costs and income tax expense have not been presented in the pro forma historical financial information of the Boart Longyear Group included in this Section and the Appendix.

The pro forma historical financial information of the Boart Longyear Group includes certain pro forma adjustments to reflect the operations of the Boart Longyear Group that will be in place as at completion of the Offer, and normalisation adjustments to remove certain material one-off items within the historical financial information of the Boart Longyear Businesses and the Acquired Businesses, as considered appropriate by the Directors.

The principal pro forma adjustments for the historical financial information relate to the inclusion of the pro forma normalised pre-acquisition results of operations and cash flows of acquisitions that have occurred either in FY2005, FY2006 or in FY2007 prior to the date of this Prospectus as if the acquisitions had occurred on 1 January 2005 and the exclusion of the results and cash flows of certain businesses disposed of during FY2005 and FY2006.

The principal normalisation adjustments for the pro forma historical consolidated statement of revenue, EBITDA and EBIT relate to the exclusion of changes in ownership costs, restructuring expenses, material one-off asset impairments, restructured employee compensation arrangements, the mark to market impact of certain derivative instruments, head office relocation and staffing costs, goodwill amortisation and impairment charges under UK GAAP and other one-off items.

The principal normalisation adjustments for the pro forma historical consolidated summary cash flow before financing and tax relate to the exclusion of cash flows from acquisitions and disposals, sale of property, plant and equipment and cash outflows from the non-recurring investment in derivative instruments. In addition to the above, Management conducted a review of certain accounting practices, including the estimated useful lives of certain plant and equipment and capitalisation practices, the financial effect of which has been reflected in the pro forma historical financial information.

All of the above adjustments, together with a reconciliation of the audited consolidated financial statements of the Boart Longyear Group for FY2005 and FY2006 to the pro forma historical financial information are provided in Note E of the Appendix (which uses certain unaudited financial information for the Boart Longyear Businesses and the Acquired Businesses in the reconciliation as described in the Appendix).

8.2.4 Presentation and functional currency

The results of the major operating businesses are recorded in their functional currencies, which are generally their local currencies. US dollar denominated revenue represented approximately 37% of the Boart Longyear Group's total pro forma FY2006 revenue, with the remainder denominated in the currencies of the other operational markets, including Canada (approximately 22%), Australia (approximately 19%), Europe (approximately 10%), South Africa (approximately 9%) and others (approximately 3%).

Consequently, under AIFRS, the Directors believe US dollar reporting represents the best indicator of the results of the Boart Longyear Group. Future financial reporting by Boart Longyear will therefore be presented in US dollars. However, for this convenience of prospective investors, Australian dollar information has also been included in this Prospectus. US dollar historical financial information has been translated into Australian dollars at the average exchange rate for the financial years presented, except for the historical balance sheet which has been translated at the applicable exchange rate prevailing at year end.

8.2.5 Reverse acquisition accounting

AASB 3 'Business Combinations' requires that all business combinations (the bringing together of separate entities into one group) are accounted for using the purchase method. This method of accounting requires one of the combining entities to be identified as the acquirer. However, AASB 3 also states that 'when a new entity is formed to issue equity instruments to effect a business combination, one of the combining entities that existed before the combination shall be identified as the acquirer on the basis of the evidence available'. This is commonly referred to as 'reverse acquisition accounting'.

At Settlement, the Company will effect a business combination by its subsidiary, Boart Longyear Investments, acquiring RSHI, the current legal parent entity of the Boart Longyear Group, so that the Company will become the ASX listed legal parent entity of the Boart Longyear Group. The business combination will be undertaken by Boart Longyear Investments issuing Redeemable Notes and Exchangable Notes to the existing shareholders of RSHI. The Redeemable Notes will be redeemed for cash and the Exchangable Notes will be exchanged for shares in the Company. Accordingly, the Directors are of the opinion that, in accordance with the requirements of AASB 3, neither Boart Longyear Investments nor the Company would be identified as the acquirer for accounting purposes.

In the opinion of the Directors, the acquirer for accounting purposes for the business combination under the principles of AASB 3 is the current accounting parent entity of the Boart Longyear Group, LGHI, rather than RSHI, which is the current legal parent entity of the Boart Longyear Group. LGHI is the current accounting parent entity and RSHI is the current legal parent entity of the Boart Longyear Group as a result of a restructuring transaction of the Boart Longyear Group undertaken on 9 October 2006.[1] Accordingly, in its financial statements for FY2007 and future periods, the Boart Longyear

Note:

1. LGHI acquired the Boart Longyear Businesses from Anglo American plc effective 29 July 2005. On 6 October 2006, LGHI undertook a merger in accordance with the laws of Delaware, United States with Resources Services Holdings USA, Inc. ("RSH USA"), a Delaware corporation, following which LGHI continued as the surviving corporation. Subsequently on 9 October 2006, all shareholders in LGHI exchanged their equity interests in LGHI for equivalent equity interests in RSHI. For accounting purposes, neither the acquisition of LGHI by RSHI nor the merger between LGHI and RSH USA are considered to be transactions of substance and accordingly, the consolidated financial statements of RSHI are presented as a continuation of the consolidated financial statements of LGHI.

Group will present both LGHI (Accounting Acquirer) consolidated financial information and Company (legal parent) financial information. The controlled entities of LGHI (Accounting Acquirer) are deemed to be all other combining entities of the Boart Longyear Group, including RSHI and the Company.

The major implications of the application of reverse acquisition accounting are that:

- consolidated financial statements shall be issued under the name of the Company, but described in the notes as a continuation of the financial statements of LGHI (Accounting Acquirer) and accordingly:

  (a) the assets and liabilities shall be recognised and measured in those consolidated financial statements at the carrying amounts of LGHI (Accounting Acquirer) immediately before Settlement, rather than at fair values;

  (b) the retained earnings and other equity balances recognised in those consolidated financial statements shall be the retained earnings and other equity balances of LGHI (Accounting Acquirer) immediately before Settlement;

  (c) the amount recognised as issued equity instruments in those consolidated financial statements shall be determined by adding the notional cost of the combination to the issued equity of LGHI immediately before Settlement; and

  (d) comparative information presented in those consolidated financial statements shall be that of LGHI (Accounting Acquirer);

- the retained earnings of LGHI (Accounting Acquirer) as at Settlement are not available for the payment of dividends to the shareholders of the Company.

8.2.6 Statutory financial information

In its financial statements for FY2007, the Boart Longyear Group will present:

- for the Company (legal parent) – financial information for the period from incorporation to 31 December 2007. No comparative historical financial information for FY2006 will be provided as the Company was incorporated on 2 January 2007; and
- for the Boart Longyear Group – consolidated financial information for LGHI (Accounting Acquirer) and its deemed controlled entities for FY2007. Comparative financial information will be included for FY2006 as under reverse acquisition accounting, the consolidated financial statements are a deemed continuation of the consolidated financial statements of the Accounting Acquirer.

As a result of the restructuring of LGHI that occurred during the year ended 31 December 2006, and the disposals of the MCE Poland business and the Hard Materials and Soft Rock Tools businesses, the FY2007 statutory financial information presenting the comparative period to 31 December 2006 will not be representative of the Group's future performance. Furthermore, statutory financial information will be different to the pro forma historical financial information for the same period presented in this Prospectus.

Unlike the pro forma historical financial information of the Boart Longyear Group presented in this Prospectus and in the Appendix, the FY2006 comparative income statement to be presented in the FY2007 statutory financial report will:

- include the operating results of the MCE Poland business from 1 January 2006 to 1 August 2006;
- include the operating results of the Hard Materials and Soft Rock Tools businesses from 1 January 2006 to 24 April 2006;
- include the loss on disposal of the Hard Materials and Soft Rock Tools businesses as at 24 April 2006 and the gain on disposal of the MCE Poland business as at 1 August 2006;
- include the operating results of North West Drilling only from 1 August 2006, the operating results of Drillcorp only from 20 October 2006 and the operating results of Prosonic only from 6 December 2006, whereas the FY2006 pro forma financial information includes the operating results for those businesses since 1 January 2006;
- present information to the NPAT level;
- include the net finance costs and tax expense associated with the structure in place prior to completion of the Offer; and
- exclude the pro forma and normalisation adjustments referred to in Section 8.2.3.

Similarly, unlike the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006 presented in this Prospectus and in the Appendix, the statutory comparative balance sheet as at 31 December 2006 to be presented in the FY2007 statutory financial report:

- will not include the impact of the KWL, Grimwood Davies and Connors acquisitions that occurred subsequent to 31 December 2006; and
- will not include the impact of the Offer, including the debt restructure and associated transaction costs.

8.3 Pro forma historical consolidated statement of revenue, EBITDA, EBIT and cash flow

Table 8.3.1 presents the pro forma historical consolidated statement of revenue, EBITDA and EBIT of the Boart Longyear Group (refer to Section 8.2.2 and Note E of the Appendix for a description of the derivation of this historical financial information).

Table 8.3.1 Pro forma historical consolidated statement of revenue, EBITDA and EBIT

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m
Pro forma revenue from operating activities	**1,022.6**	**1,252.8**	**1,342.0**	**1,664.9**
Cost of sales	(672.0)	(768.6)	(881.9)	(1,021.4)
Pro forma gross profit	350.6	484.2	460.1	643.5
Other expenses	(150.7)	(206.4)	(197.8)	(274.3)
Pro forma EBITDA	**199.9**	**277.8**	**262.3**	**369.2**
Depreciation	(40.4)	(45.9)	(53.0)	(61.0)
Pro forma EBITA	**159.5**	**231.9**	**209.3**	**308.2**
Amortisation	(0.7)	(0.9)	(0.9)	(1.2)
Pro forma EBIT	**158.8**	**231.0**	**208.4**	**307.0**

Notes:

1. US dollar pro forma historical financial information has been translated into A$ at the average exchange rate for the financial year being US$0.762:A$1.00 for FY2005 and US$0.7525:A$1.00 for FY2006.
2. In presenting pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as described in Note D.1.21 of the Appendix.
3. Depreciation on the fair value uplift to tangible assets arising pursuant to the purchase price allocation exercise for the Acquired Businesses has only been applied effective from the date of acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 and the financial impact is not material to understanding the Historical Financial Information.
4. Amortisation charges primarily relate to patents, as the purchase price allocation exercise completed in relation to the Acquired Businesses has only been applied effective from the date of the acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 for amortisation of contractual customer relationships and the financial impact is not material to understanding the Historical Financial Information.
5. For the purposes of presentation of financial information in this Prospectus and the Appendix, cost of sales has been presented exclusive of all depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, the Company intends to present cost of sales and other functional expenses inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
6. The Historical Financial Information has been presented to the pro forma EBIT level only as the businesses historically operated under a different corporate structure with different gearing and tax profiles.

Table 8.3.2 presents the pro forma summary historical consolidated summary cash flow before financing and tax of the Boart Longyear Group for FY2005 and FY2006.

Table 8.3.2 Pro forma historical consolidated summary cash flow before financing and tax

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m
Pro forma EBIT	**158.8**	**231.0**	**208.4**	**307.0**
Depreciation and amortisation	41.1	46.8	53.9	62.2
Pro forma EBITDA	**199.9**	**277.8**	**262.3**	**369.2**
Pro forma non-cash and other items and working capital movements	(72.6)	(21.2)	(95.3)	(28.2)
Pro forma cash flow available from operations	**127.3**	**256.6**	**167.0**	**341.0**
Pro forma capital expenditure – growth	(38.4)	(60.6)	(50.4)	(80.5)
Pro forma capital expenditure – maintenance	(11.4)	(31.1)	(15.0)	(41.3)
Pro forma cash flow before financing and tax	**77.5**	**164.9**	**101.6**	**219.2**

Notes:

1. Refer to notes to Table 8.3.1 for details of exchange rates applied.
2. Pro forma capital expenditure in the above table excludes US$5.2 million and US$9.2 million of plant and equipment acquired by means of finance leases in FY2005 and FY2006 respectively.
3. Pro forma capital expenditure in the table above has been prepared on an accrual basis.

Table 8.3.3 presents the key pro forma historical financial indicators for the business divisions of the Boart Longyear Group.

Table 8.3.3 Key pro forma historical financial indicators by business division

	Drilling Services		Products		Corporate		Total	
US$m	FY2005	FY2006	FY2005	FY2006	FY2005	FY2006	FY2005	FY2006
Pro forma revenue from operating activities	621.4	768.1	401.2	484.7	–	–	1,022.6	1,252.8
Pro forma gross profit	217.3	306.2	133.3	178.0	–	–	350.6	484.2
Pro forma gross margin %	*35.0%*	*39.9%*	*33.2%*	*36.7%*	–	–	*34.3%*	*38.7%*
Pro forma EBITDA	153.4	203.5	55.0	97.6	(8.5)	(23.3)	199.9	277.8
Pro forma EBITA	121.1	166.5	47.2	89.0	(8.8)	(23.6)	159.5	231.9
Pro forma EBIT	121.1	166.5	46.5	89.0	(8.8)	(24.5)	158.8	231.0

Note:

1. Refer to notes to Table 8.3.1 for details of exchange rates applied and a description of the presentation of cost of sales and gross profit.

Table 8.3.4 presents the pro forma historical revenue and EBITDA by geographic segment for the Boart Longyear Group.

Table 8.3.4 Pro forma historical revenue and EBITDA by geographic segment

US$m	Pro forma FY2005	Pro forma FY2006	Growth rate FY2006
Pro forma revenue			
United States	252.2	305.1	20.9%
Canada	243.1	308.1	26.7%
Asia Pacific	253.8	309.2	21.8%
South America	81.8	107.9	32.0%
Europe	90.4	101.6	12.4%
Sub Saharan Africa	101.3	120.9	19.3%
Total	**1,022.6**	**1,252.8**	**22.5%**
Pro forma EBITDA			
United States	64.8	74.6	15.0%
Canada	45.3	71.2	57.3%
Asia Pacific	62.4	92.7	48.5%
South America	23.3	32.8	40.6%
Europe	8.8	24.1	173.7%
Sub Saharan Africa	3.8	5.7	50.3%
Corporate	(8.5)	(23.3)	174.1%
Total	**199.9**	**277.8**	**39.0%**

Note:
1. Refer to notes to Table 8.3.1 for details of exchange rates applied.

8.4 Management's discussion and analysis of pro forma results of operations

Management's discussion and analysis below relates to the pro forma historical financial information for the Boart Longyear Group for FY2005 and FY2006 (Tables 8.3.1 and 8.3.2) and should be read in conjunction with the description of the basis upon which the information has been prepared (refer to Section 8.2), the table of key pro forma financial indicators (Table 8.3.3) and the pro forma and normalisation adjustments described in Section 8.2.3 (as further detailed in the Appendix).

A description of the business and the business drivers is provided in Section 5 and Section 9.

8.4.1 Consolidated

Pro forma consolidated revenue for the Boart Longyear Group increased from US$1,022.6 million in FY2005 to US$1,252.8 million in FY2006, reflecting improved market conditions leading to the expansion of the Company's rig portfolio by 79 rigs and increased demand for its drilling capital equipment and associated coring tools.

Pro forma consolidated EBITDA for the Boart Longyear Group increased from US$199.9 million in FY2005 to US$277.8 million in FY2006, reflecting improved performance across the Boart Longyear Group as described in Sections 8.4.2 and 8.4.3.

The pro forma depreciation charge increased by US$5.5 million from US$40.4 million in FY2005 to US$45.9 million in FY2006. The principal driver of this movement was the capital expenditure in FY2006 of US$91.7 million in order to meet drilling market demand. Pro forma amortisation remained relatively consistent from FY2005 to FY2006. As a result, pro forma EBIT increased by US$72.2 million from US$158.8 million in FY2005 to US$231.0 million in FY2006.

8.4.2 Drilling Services

Pro forma revenue for Drilling Services increased by US$146.7 million from US$621.4 million in FY2005 to US$768.1 million in FY2006 primarily due to increased mineral exploration and production drilling in the established mining markets of the United States, Canada and Australia and increased Energy drilling. In addition, the continued industrialisation of the BRIC Economies led to increased drilling activity in these regions.

The increase in revenue in FY2006 is also due to the full year effect of drill rigs added in FY2005, the part year impact of the additional 79 drill rigs added in FY2006 as well as increases in prices in renewed drilling services contracts.

Pro forma gross profit margin for Drilling Services increased from 35.0% in FY2005 to 39.9% in FY2006 through price increases in renewed drilling services contracts, increased revenue from higher margin geographies (such as West Africa and Russia) and the restructure of lower margin contracts. These increases were partially offset by increases in salaries in markets where labour shortages and competitor activity existed.

The factors above resulted in pro forma EBITDA increasing US$50.1 million or 32.7% from US$153.4 million in FY2005 to US$203.5 million in FY2006. While gross profit increased by US$88.9 million in the same period, this was partially offset by an increase in other expenses of US$36.5 million as a result of the requirement to add infrastructure such as employees and training facilities in order to support the current and future anticipated growth in the business.

8.4.3 Products

Pro forma revenue for Products increased by US$83.5 million from US$401.2 million in FY2005 to US$484.7 million in FY2006 principally due to higher sales volumes of its surface drilling capital equipment as a result of the Company increasing production capacity through its plant expansions, process improvements and outsourcing arrangements. The increase in drilling capital equipment sales also led to an increase in associated consumable sales such as coring tools.

Pro forma gross profit margin increased from 33.2% in FY2005 to 36.7% in FY2006 as a result of:

- savings achieved through the closure of the Company's manufacturing facilities in Ireland and Spain and moving production to lower cost jurisdictions that are also closer to the Company's customers. In addition, as part of the restructure, the Company consolidated its manufacturing operations in South Africa from four facilities into two facilities. These restructuring initiatives were undertaken in the second half of FY2005;
- cost savings achieved through Boart Longyear's global procurement of raw materials, other inputs and services. The majority of the initiatives commenced in the second half of FY2006. Prior to the establishment of the global procurement initiative, sourcing was undertaken on a regional basis; and
- the leverage of the Group's fixed cost base achieved through higher volumes following an increase in manufacturing capacity in the second half of FY2006 as part of a strategic capital investment program.

The above savings were partially offset by increases in labour, steel prices and machined parts and supplies.

Pro forma EBITDA for Products increased by US$42.6 million from US$55.0 million in FY2005 to US$97.6 million in FY2006, with the increase attributable to the revenue growth in the period and the restructuring and sourcing cost savings.

The increase in depreciation in FY2006 reflects the part year impact of the strategic capital investment program which was initiated in the second half of FY2006 (see Section 5.3 for further details).

8.4.4 Corporate

Corporate expenses increased by US$14.8 million from US$8.5 million in FY2005 to US$23.3 million in FY2006 principally as a result of the establishment of the Company's global headquarters in Salt Lake City, Utah, United States.

8.4.5 Capital expenditure

Pro forma capital expenditure increased by US$41.9 million from US$49.8 million in FY2005 to US$91.7 million in FY2006. The increase was principally as a result of:

- the Company's expansion of its drill rig portfolio (total of 79 rig additions) in order to meet the current and expected drilling activity of its customers; and
- a strategic capital investment program undertaken in the second half of FY2006 to update and expand the Company's manufacturing capacity in order to meet increased market demand.

In addition to the above, the Company acquired plant and equipment of US$5.2 million and US$9.2 million by means of finance leases in FY2005 and FY2006 respectively.

8.5 Pro forma consolidated balance sheet

8.5.1 Basis of preparation

Table 8.5.1 sets out the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006 (refer to Sections 8.1 and 8.2 for a description of the derivation of pro forma historical financial information). As discussed in Section 8.2, the pro forma consolidated balance sheet of the Boart Longyear Group has been prepared in accordance with AIFRS, applying the principles of reverse acquisition accounting.

In addition to the preparation in accordance with AIFRS, the major assumptions applied in the preparation of the pro forma consolidated balance sheet of the Boart Longyear Group are described in Section 8.5.2.

The pro forma consolidated balance sheet as at 31 December 2006 should be read in conjunction with the financial information and notes to the financial information set out in the Appendix.

Table 8.5.1 Pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006

	US$m	A$m
Current assets		
Cash and cash equivalents	15.4	19.6
Trade and other receivables	233.7	297.0
Other financial assets	2.2	2.8
Inventories	139.7	177.5
Prepaid expenses and other current assets	23.4	29.7
Total current assets	**414.4**	**526.6**
Non-current assets		
Property, plant and equipment	260.1	330.5
Deferred tax assets	36.7	46.6
Other financial assets	3.9	5.0
Goodwill and other intangible assets	221.9	282.0
Other assets	1.2	1.5
Total non-current assets	**523.8**	**665.6**
Total assets	**938.2**	**1,192.2**
Current liabilities		
Trade and other payables	240.8	306.0
Current tax payable	23.0	29.2
Loans and borrowings	5.1	6.6
Provisions	28.8	36.6
Other liabilities	0.7	0.9
Total current liabilities	**298.4**	**379.3**
Non-current liabilities		
Trade and other payables	0.7	0.9
Loans and borrowings	668.8	849.9
Other financial liabilities	2.3	2.9
Deferred tax liabilities	3.7	4.7
Provisions	37.8	48.0
Total non-current liabilities	**713.3**	**906.4**
Total liabilities	**1,011.7**	**1,285.7**
Net assets/(liabilities)	**(73.5)**	**(93.5)**
Equity		
Issued capital	452.3	574.8
Reserves	7.3	9.3
Other equity amounts	(261.3)	(332.1)
Retained earnings/(accumulated losses)	(271.8)	(345.5)
Total equity/(deficit)	**(73.5)**	**(93.5)**

Note:
1. US dollar pro forma consolidated balance sheet information as at 31 December 2006 has been translated into A$ at the exchange rate prevailing at that date of US$0.787:A$1.00.

8.5.2 Assumptions

In preparing the pro forma consolidated balance sheet of the Boart Longyear Group, it has been assumed that:

- RSHI is acquired by Boart Longyear Investments, a wholly owned subsidiary of the Company, for an estimated purchase price of US$1,429.4 million (A$1,816.5 million) (based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00);
- borrowings of the Company are restructured to a pro forma net debt position of US$650 million (reflecting the total size of the term facilities as described in Section 12.5.2) plus finance leases and other borrowings of US$13.2 million (including US$12.0 million of finance leases) less the unamortised balance of debt arrangement fees (US$4.3 million); and
- the Offer raises A$2,367.6 million (US$1,863.1 million) (based on the mid-point of the Indicative Price Range) and the proceeds are applied to redeeming the Redeemable Notes held by the Vendors of A$1,375.6 million (US$1,082.5 million), repayment of a portion of debt facilities and related costs of the debt restructuring of US$708.6 million (A$900.5 million) and paying related Offer costs of A$91.5 million (US$72.0 million); and
- the following transactions which completed after 31 December 2006, occurred on 31 December 2006:
  - the acquisition of KWL;
  - the acquisition of Grimwood Davies; and
  - the acquisition of Connors.

Note:
Certain assumptions used in the preparation of the pro forma consolidated balance sheet and the pro forma parent entity balance sheet differ from those used in the Key Offer Statistics and elsewhere in the Prospectus for the reasons referred to in Table 1.2 in Section 1.

8.6 Pro forma parent entity balance sheet

Table 8.6.1 below sets out the pro forma parent entity (Boart Longyear Limited) balance sheet as at 31 December 2006. The pro forma parent entity balance sheet as at 31 December 2006 has been prepared as though the Company acquired RSHI on 31 December 2006 notwithstanding that the Company was not incorporated until 2 January 2007. The value of the net assets presented in the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006 is significantly less than the value of the net assets of the pro forma parent entity balance sheet at the same date due to the application of reverse acquisition accounting.

Table 8.6.1 Pro forma parent entity (Boart Longyear Limited) balance sheet as at 31 December 2006

	Pro forma US$m	Pro forma A$m
Non-current assets		
Investments in subsidiaries	2,141.4	2,721.3
Deferred tax assets	18.2	23.1
Total non-current assets	**2,159.6**	**2,744.4**
Total assets	**2,159.6**	**2,744.4**
Net assets	**2,159.6**	**2,744.4**
Equity		
Issued capital	2,159.6	2,744.4
Total equity	**2,159.6**	**2,744.4**

Note:
1. US dollar pro forma balance sheet information as at 31 December 2006 has been translated into A$ at the exchange rate prevailing at that date of US$0.787:A$1.00.

8.6.1 Basis of preparation and assumptions

The pro forma parent entity balance sheet as at 31 December 2006 has been prepared on the basis that the Company through Boart Longyear Investments acquired RSHI on 31 December 2006.

In determining the purchase price to be paid for RSHI, and therefore the carrying value of the investment in RSHI in the pro forma parent entity balance sheet, it has been assumed that:

- RSHI is acquired by the Company through Boart Longyear Investments for a pro forma purchase price of approximately US$1,429.4 million (A$1,816.5 million) based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00;
- the purchase price will be funded by Boart Longyear Investments issuing Exchangable Notes valued at A$441.0 million (US$347.0 million) and Redeemable Notes valued at A$1,375.6 million (US$1,082.5 million) to the Vendors. The value of the Exchangable Notes and Redeemable Notes issued to the Vendors is based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00;
- the Offer raises A$2,367.6 million (US$1,863.1 million) based on the mid-point of the Indicative Price Range (using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00) and the proceeds are applied to redeem Redeemable Notes held by the Vendors of A$1,375.6 million (US$1,082.5 million), repayment of a portion of the debt facilities and related costs of the debt restructuring of US$708.6 million (A$900.5 million) and paying related Offer costs of A$91.5 million (US$72.0 million); and
- an internal group restructure will be implemented at Settlement following the acquisition of RSHI by Boart Longyear Investments which will result in the proceeds of the Offer received by the Company being invested in various Group subsidiaries and subsequently invested in or loaned to the subsidiaries that hold the debt facilities prior to IPO or are incurring related Offer costs.

If the Final Price is greater than or less than the value assumed in the pro forma parent entity balance sheet, this is likely to result in a change in share capital, a change in the carrying value of RSHI and a change in the value at which the Redeemable Notes are redeemed.

8.7 Liquidity

8.7.1 General

The principal sources of funds are cash flows from operations and borrowings under credit facilities. The Boart Longyear Group expects that it will finance its ongoing operations with a combination of operating cash flows and bank borrowings.

Existing cash resources, credit facilities and the anticipated cash flows from operations are expected to provide sufficient liquidity to meet the Boart Longyear Group's currently anticipated cash requirements for a period of at least the 12 months following listing on ASX. The Boart Longyear Group's ability to generate sufficient cash depends on its future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond the control of Boart Longyear, the Directors and the Senior Management Team. In addition, future capital expenditure and other cash requirements could be higher than currently expected as a result of various factors. If this occurs, or if the amount of the Boart Longyear Group's anticipated sources of cash is lower than expected, the Boart Longyear Group may be required to seek additional external financing.

8.7.2 Working capital

The Boart Longyear Group's working capital requirements vary across the year and reflect matters such as the level of drilling activity of Boart Longyear and its customers and the level of capital expenditure. Increased drilling activity also leads to increased demand for the Company's products such as coring and percussive tools.

The Boart Longyear Group actively manages working capital and aims to reduce working capital over time. It is expected that inventory levels and working capital levels improve as a result of specific working capital reduction initiatives. Management considers that inventory levels are sufficient to meet required customer service levels.

8.7.3 Financing facilities

The Boart Longyear Group's external financing facilities are described in full in Section 12. The Boart Longyear Group has a working capital facility as part of a revolving facility and will use this to fund short term borrowing requirements which may be caused by cash flow needs from items such as seasonal peaks in working capital, capital expenditure, or integration costs on acquisitions.

8.8 Critical accounting policies

The Boart Longyear Group's critical accounting policies are those that it believes are most important to the presentation of its financial position and performance. In many cases, the accounting treatment of a particular transaction is specifically dictated by AIFRS with no need for the application of judgement. In certain circumstances however, the preparation of consolidated financial statements in conformity with AIFRS requires the Boart Longyear Group to use judgement to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Boart Longyear Group believes the policies described below represent its critical accounting policies. Details of the Boart Longyear Group's significant accounting policies are included in the Appendix.

8.8.1 Revenue

8.8.1.1 Goods sold

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfer of risks and rewards varies depending on the individual terms of the contract of sale and with local statute but is generally when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

8.8.1.2 Services

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion of the contract is determined as follows:

- Revenue from drilling services contracts is recognised on the basis of actual metres drilled for each contract; and
- Revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses are incurred.

8.8.2 Defined benefit superannuation/ pension plans

The Boart Longyear Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any fund assets is deducted.

The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Boart Longyear Group's defined benefit obligations. Where there is no deep market in such bonds, the market yields (at the reporting date) of government bonds are used. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

Where the calculation results in a benefit to the Boart Longyear Group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post employment benefits or other long term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

8.8.3 Inventories

Products

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on a standard cost method, which approximates actual cost on a first-in first-out basis, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads (including depreciation) based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Drilling Services

The Company maintains an inventory of core drilling rods and casings for use in the rendering of services. Such inventories are measured at the lower of cost and net realisable value. Core drilling rods and casings are initially recognised at cost and are expensed over their useful life. A regular and ongoing review is undertaken to establish whether any items are obsolete or damaged, and if so their carrying amount is written down to its net realisable value.

8.8.4 Property, plant and equipment

8.8.4.1 Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset including the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

8.8.4.2 Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

8.8.4.3 Depreciation

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.

The following useful life estimates are used in the calculation of depreciation:

Buildings	20–40 years
Plant and machinery	5–10 years
Drill rigs	5–12 years
Other drilling equipment	1–5 years
Office equipment	5–10 years
Computer equipment:	
Hardware	3–5 years
Software	1–5 years

Depreciation methods, useful lives and residual values are reassessed at the reporting date. Estimates in respect of the useful life and residual value of certain items of plant and equipment and drill rigs were revised effective 6 October 2006 for annual financial reporting purposes. The pro forma historical financial information assumes that the revised estimated useful lives were applicable from 1 January 2005.

8.8.5 Restructuring provision

A provision for restructuring is recognised when the Boart Longyear Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.

8.8.6 Earn-out and bonus agreements

In certain circumstances, previous owners of acquired businesses become employees of the Boart Longyear Group. A business combination agreement may include earn-out or bonus clauses which provide for an adjustment to the cost of the combination contingent upon future events. If contingent consideration is, in substance, compensation for services or profit sharing (e.g. clauses requiring that the individual remain employed by the Boart Longyear Group), those payments are recognised as an expense over the period of services provided. If the substance of the consideration is payment for the business acquired, the amount is treated as an adjustment to the cost of the business combination.

8.9 Off balance sheet financing arrangements

The Boart Longyear Group has off balance sheet arrangements for lease commitments and unconditional purchase agreements. Details and further information regarding these commitments as at 31 December 2006 can be found in Note D.14 of the Appendix.

Other than these items, the Group does not believe that it has entered into any off balance sheet transaction, arrangement or other relationship that is reasonably likely to materially affect its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, the availability of capital resources or requirements for capital resources.

8.10 Capital commitments

The Boart Longyear Group had various capital commitments contracted for, as at 31 December 2006, principally relating to the acquisition of new drill rigs and ancillary equipment, strategic capital projects to expand manufacturing capability and capacity across a number of its key product lines and office renovations at the Salt Lake City, Utah, United States location.

Further information regarding these commitments can be found in Note D.14 of the Appendix.

8.11 Foreign exchange hedging practice

Boart Longyear is exposed to market risks associated with foreign currency exchange rates particularly with respect to the exchange rate between the US dollar, the Canadian dollar and the Australian dollar. In this regard approximately 37% of Boart Longyear's revenues are denominated in US dollars, with a large portion of the remainder being denominated in Canadian and Australian dollars (22% and 19% respectively). In general, Management considers the Boart Longyear group to be appropriately hedged through having the currency of the cost base largely matching that of the revenue base. There are however, transactions between the North American and Australian operations hence exchange rate differences can arise throughout a financial year. On occasions the Company uses forward exchange contracts to limit the effects of changes in exchange rates or foreign denominated assets and liabilities.

Exchange differences may also arise as a result of the translation of profits arising from operations recorded in currencies other than the US dollar.

8.12 Interest rate hedging practice

The Company is exposed to interest rate risks and utilises interest rate swaps to manage its exposure to interest rate changes in a portion of its existing debt (refer to Section 12.5.2).

DIRECTORS' FORECAST

9

9 DIRECTORS' FORECAST

9.1 Basis of preparation and presentation

The Forecast Financial Information has been prepared by the Directors and includes the pro forma forecast Consolidated Income Statement and pro forma summary forecast cash flow before financing and tax for FY2007 ("Directors' Pro Forma Forecast") and the statutory forecast consolidated income statement and the statutory summary forecast cash flow before financing and tax for FY2007 ("Directors' Statutory Forecast"), collectively referred to as the 'Directors' Forecast'. The Directors' Pro Forma Forecast differs materially from the Directors' Statutory Forecast for that period, principally due to a number of non-recurring items, as detailed in Section 9.5.

The accounting policies disclosed in Note D of the financial information in the Appendix have been consistently applied in the preparation of the Forecast Financial Information. For comparative purposes, certain pro forma historical financial information is disclosed in this Section. The pro forma historical financial information has also been disclosed in Section 8 and the Appendix and includes the pro forma consolidated historical statements of revenue, EBITDA and EBIT for FY2005 and FY2006. The basis of preparation and presentation of the Forecast Financial Information in this Section is consistent with the basis of preparation and presentation for the historical periods described in Section 8.2.

The Directors' Forecast is based upon a number of estimates and assumptions that are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, the Directors and the Senior Management Team, and upon assumptions with respect to future business decisions, which are subject to change.

The inclusion of the Directors' Forecast in this Prospectus should not be regarded as a representation or warranty with respect to its accuracy, or the accuracy of the underlying best estimate assumptions, or that the Boart Longyear Group will achieve, or is likely to achieve, any particular results. The Directors' Forecast also assumes the success of the Boart Longyear Group's business strategies. The success of these strategies is subject to uncertainties and contingencies beyond the control of the Company, the Directors and the Senior Management Team, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which the Directors' Forecast has been prepared, or otherwise.

Events and circumstances often do not occur as anticipated and therefore actual results are likely to differ from the Directors' Forecast. These differences may be material. The drilling industry is subject to many external factors which can materially impact the Boart Longyear Group's future financial performance a described in Section 6.

The Directors' Forecast is based on best estimate assumptions as to revenue, costs and exchange rates, among other things, for FY2007. As shown in the sensitivity analysis in Section 9.6, relatively small changes in key assumptions can have a significant impact on operating results. Accordingly, the Directors cannot and do not guarantee the achievement of the Directors' Forecast.

The Directors believe that due care and attention has been used in the preparation of the Directors' Forecast, and consider the assumptions to be reasonable when viewed as a whole. The information is not fact and prospective investors are cautioned not to place undue reliance on the Directors' Forecast.

There is no intention to publish updates to the Directors' Forecast in the future.

9.2 Statements of pro forma historical, pro forma forecast and statutory forecast consolidated income

The table below sets out certain pro forma historical financial information and the Directors' Pro Forma Forecast Consolidated Income Statement and the Directors' Statutory Forecast Consolidated Income Statement. The information in the table should be read together with the key best estimate assumptions underlying the Directors' Pro Forma Forecast described in Section 9.4, the sensitivity analysis set out in Section 9.6, the risk factors set out in Section 6 and other information contained in this Prospectus.

Certain significant costs that are not representative of the ongoing costs of the Boart Longyear Group are forecast to occur during FY2007. These costs are excluded from the Directors' Pro Forma Forecast and are detailed in the reconciliation of the Directors' Pro Forma Forecast to the Directors' Statutory Forecast in Section 9.5. In addition, the Directors' Pro Forma Forecast assumes that all of the Acquired Businesses that were acquired after 31 December 2006, were acquired on 1 January 2007. The Directors' Statutory Forecast figures presented in the following table reflects the actual timing of acquisitions as well as adjustments for certain one-off costs.

Table 9.2.1 Pro forma historical, pro forma forecast and statutory forecast consolidated income statements

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2007 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m	Pro forma FY2007 A$m	Statutory FY2007 US$m	Statutory FY2007 A$m
Revenue from operating activities	1,022.6	1,252.8	1,461.2	1,342.0	1,664.9	1,895.0	1,460.0	1,893.4
Cost of sales	(672.0)	(768.6)	(882.3)	(881.9)	(1,021.4)	(1,144.2)	(891.4)	(1,156.0)
Gross profit	350.6	484.2	578.9	460.1	643.5	750.8	568.6	737.4
Other expenses	(150.7)	(206.4)	(258.9)	(197.8)	(274.3)	(335.8)	(278.1)	(360.7)
EBITDA	**199.9**	**277.8**	**320.0**	**262.3**	**369.2**	**415.0**	**290.5**	**376.7**
Depreciation	(40.4)	(45.9)	(61.1)	(53.0)	(61.0)	(79.2)	(59.0)	(76.5)
EBITA	**159.5**	**231.9**	**258.9**	**209.3**	**308.2**	**335.8**	**231.5**	**300.2**
Amortisation	(0.7)	(0.9)	(2.9)	(0.9)	(1.2)	(3.8)	(2.8)	(3.6)
EBIT	**158.8**	**231.0**	**256.0**	**208.4**	**307.0**	**332.0**	**228.7**	**296.6**
Net finance costs			(36.7)			(47.6)	(96.0)	(124.5)
Income tax expense			(70.3)			(91.2)	(54.5)	(70.7)
NPAT			**149.0**			**193.2**	**78.2**	**101.4**
NPAT (pre-amortisation)			**151.9**			**197.0**	**81.0**	**105.0**

Notes:

1. US dollar pro forma historical financial information has been translated into A$ at the average exchange rate for the financial year being US$0.762:A$1.00 for FY2005 and US$0.7525:A$1.00 for FY2006.
2. US dollar pro forma forecast financial information for FY2007 has been translated into A$ at US$0.771:A$1.00 being the forecast six month forward rate at the time of preparation of the Directors' Forecast.
3. In presenting pro forma EBITDA, pro forma EBITA, and pro forma EBIT interest is defined as net finance costs as described in Note D.1.21 of the Appendix.
4. Depreciation on the fair value uplift to tangible assets arising pursuant to the purchase price allocation exercise for the Acquired Businesses has only been applied effective from the date of acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 and the financial impact is not material to understanding the Historical Financial Information.
5. Amortisation charges primarily relate to patents, as the purchase price allocation exercise completed in relation to the Acquired Businesses has only been applied effective from the date of the acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 for amortisation of contractual customer relationships and the financial impact is not material to understanding the Historical Financial Information.
6. For the purposes of presentation of financial information in this Prospectus and the Appendix, cost of sales has been presented exclusive of all depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, Boart Longyear Limited intends to present cost of sales and other functional expenses inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
7. As noted in Section 8, the Historical Financial Information has been presented to the pro forma EBIT level only as the businesses historically operated under a different corporate structure with different gearing and tax profiles.

Table 9.2.2 Key pro forma historical and forecast financial indicators by business division (US$m)

US$m	Drilling Services FY2006	Drilling Services FY2007	Products FY2006	Products FY2007	Corporate FY2006	Corporate FY2007	Total FY2006	Total FY2007
Pro forma revenue from operating activities	768.1	908.4	484.7	552.8	–	–	1,252.8	1,461.2
Pro forma gross profit	306.2	364.7	178.0	214.2	–	–	484.2	578.9
Pro forma gross margin %	*39.9%*	*40.1%*	*36.7%*	*38.7%*	–	–	*38.7%*	*39.6%*
Pro forma EBITDA	203.5	251.0	97.6	121.2	(23.3)	(52.2)	277.8	320.0
Pro forma EBITA	166.5	201.1	89.0	110.0	(23.6)	(52.2)	231.9	258.9
Pro forma EBIT	166.5	198.9	89.0	109.3	(24.5)	(52.2)	231.0	256.0

Note:

1. Refer to notes to Table 9.2.1 for details of exchange rates applied and a description of the presentation of cost of sales and gross profit.

Table 9.2.3 Pro forma historical and forecast revenue and EBITDA by geographic segment

US$m	Pro forma FY2006	Pro forma FY2007	FY2007 Growth Rate
Pro forma revenue			
United States	305.1	344.6	12.9%
Canada	308.1	364.9	18.4%
Asia Pacific	309.2	381.2	23.3%
South America	107.9	124.5	15.4%
Europe	101.6	123.9	22.0%
Sub Saharan Africa	120.9	122.1	1.1%
Total	**1,252.8**	**1,461.2**	**16.6%**
Pro forma EBITDA			
United States	74.6	86.5	16.0%
Canada	71.2	92.4	29.8%
Asia Pacific	92.7	110.5	19.2%
South America	32.8	38.1	16.0%
Europe	24.1	26.5	9.9%
Sub Saharan Africa	5.7	16.3	185.9%
Corporate	(23.3)	(50.3)	116.0%
Total	**277.8**	**320.0**	**15.2%**

Notes:
1. Refer to notes to Table 9.2.1 for details of exchange rates applied.
2. Total corporate expense for FY2007 of $50.3 million on a geographic basis differs from the total corporate expense shown in Table 9.2.1 as there is a $1.9 million allocation from USA to corporate head office.

Table 9.2.4 Pro forma historical, pro forma forecast and statutory forecast consolidated summary cash flow before financing and tax

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2007 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m	Pro forma FY2007 A$m	Statutory FY2007 US$m	Statutory FY2007 A$m
EBIT	**158.8**	**231.0**	**256.0**	**208.4**	**307.0**	**332.0**	**228.7**	**296.6**
Depreciation and amortisation	41.1	46.8	64.0	53.9	62.2	83.0	61.8	80.1
EBITDA	**199.9**	**277.8**	**320.0**	**262.3**	**369.2**	**415.0**	**290.5**	**376.7**
Non-cash and other items and working capital movements	(72.6)	(21.2)	7.9	(95.3)	(28.2)	10.2	(7.7)	(10.0)
Cash flow available from operations	**127.3**	**256.6**	**327.9**	**167.0**	**341.0**	**425.2**	**282.8**	**366.7**
Capital expenditure – growth	(38.4)	(60.6)	(86.0)	(50.4)	(80.5)	(111.5)	(85.9)	(111.4)
Capital expenditure – maintenance	(11.4)	(31.1)	(30.5)	(15.0)	(41.3)	(39.5)	(30.5)	(39.5)
Cash flow before financing and tax	**77.5**	**164.9**	**211.4**	**101.6**	**219.2**	**274.2**	**166.4**	**215.8**

Notes:
1. Refer to notes to Table 9.2.1 for details of exchange rates applied.
2. In arriving at pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as described in Note D.1.21 of the Appendix.
3. Pro forma capital expenditure in the above table excludes US$5.2 million and US$9.2 million of plant and equipment acquired by means of finance leases in FY2005 and FY2006 respectively.
4. Pro forma captial expenditure in the above table has been prepared on an accrual basis.

9.3 Management's discussion and analysis of Directors' Pro Forma Forecast for FY2007

The commentary included in this Section discusses the key factors that are forecast to impact the financial performance of the Boart Longyear Group in FY2007. Management's discussion and analysis should be read in conjunction with the tables of key pro forma financial indicators (Tables 9.2.2 and 9.2.3).

Investors should be aware that the timing of actual events, and the magnitude of their impact, may differ from that assumed in preparing the Directors' Pro Forma Forecast, and that this may have a materially positive or negative effect on the Boart Longyear Group's actual financial performance or financial position.

The Directors' Pro Forma Forecast has been prepared on the basis of key best estimate assumptions set out in Section 9.4. Investors are advised to review these assumptions in conjunction with the sensitivity analysis set out in Section 9.6, the risk factors set out in Section 6 and other information set out in this Prospectus.

9.3.1 Consolidated

Pro forma revenue for Boart Longyear is forecast to increase by US$208.4 million from US$1,252.8 million in FY2006 to US$1,461.2 million in FY2007. This increase assumes the:

- increase in the size of the Company's drill rig fleet by 77 rigs in FY2007 in order to fulfil the current market demand for drilling services;
- full year effect of 79 drill rigs added throughout FY2006;
- increase in pricing and efficiency of the rig portfolio;
- uplift in revenue from additional products manufacturing capacity installed in the second half of FY2006 and in the first half of FY2007;
- price increases for the Company's product range and on the renewal of drilling services contracts; and
- growth in the Company's non-Minerals drilling end markets, such as Energy Industry drilling.

The above operational forecast assumptions for FY2007 assume the following macro economic conditions:

- strong global commodities demand coupled with constrained supply;
- declining commodity reserves caused by 30 years of underinvestment in exploration and development during the period of relatively low commodity utilisation from 1970 to 2000 coupled with the continued industrialisation of Brazil, Russia, India and China; and
- significant investment in exploration and development as a result of the accumulating cash reserves of the Majors and significant equity raised by the Juniors in recent years.

Pro forma EBITDA is forecast to increase by US$42.2 million from US$277.8 million in FY2006 to US$320.0 million in FY2007 as a result of:

- the forecast growth in revenue outlined above;
- efficiencies delivered by the Company's products manufacturing rationalisation program including the transfer of production to lower cost countries such as China; and
- specific incremental cost reduction initiatives across the businesses, including the global sourcing initiative, which uses the Company's global reach and scale to derive sourcing benefits.

The EBITDA increase resulting from the elements above is expected to be partially offset by the full year effect of the employment and associated costs incurred in continuing to establish the Company's global headquarters in Salt Lake City, Utah, United States.

9.3.2 Drilling Services

In Drilling Services, sales revenue is forecast to increase by 18.3% to US$908.4 million in FY2007, primarily driven by the continued expansion of the drill rig fleet, the full year effect of drill rigs added in FY2006, expansion into high growth/higher margin countries/regions such as Russia and the Commonwealth of Independent States, Chile and Western Africa and an increased focus on global account management of the key mining majors. The Directors have also assumed that there will be continued growth in mining and energy drilling (oil sands and gas pre collar) during the Forecast Period. As a result, Management has forecast increasing its drill rig fleet by 77 rigs during FY2007, which will enable the Company to service the expected increase in demand.

As a consequence of continued consolidation in the resources sector and Boart Longyear's position as one of the world's major drilling companies, the Company is increasing its focus on global account management. Management expect to derive additional revenues from this initiative due to higher planning visibility as well as gaining a higher percentage share of the Majors' drilling requirements.

At the beginning of each financial year, the Company has a level of revenue under framework agreements with its customers. Additional amounts of revenue are classified as highly probable in nature. As at 1 January 2007 the Company had approximately 75% of its forecast Drilling Services revenue under framework agreements for FY2007 or classified as highly probable.

Pro forma gross profit is expected to increase by 19.1% to US$364.7 million in FY2007, with pro forma gross profit margins expected to increase by 20 basis points to 40.1% primarily driven by the full year impact of FY2006 price increases on contract renewal and expected price increases on contract renewals in FY2007, an increase in revenue from historically higher margin geographies such as Western Africa and a continued focus on the restructuring of lower margin contracts currently in place.

Pro forma EBITDA is forecast to increase by US$47.5 million from US$203.5 million in FY2006 to US$251.0 million in FY2007 principally driven by the flow through of revenue from the new rig additions and the increased scale benefits over other expenses.

Depreciation is forecast to increase by US$12.9 million in FY2007 when compared with FY2006, primarily due to the projected addition of new drill rigs throughout the year and the impact of a full year of depreciation for those drill rigs added in FY2006.

9.3.3 Products

During FY2007, the Products business is forecast to benefit from continued strong demand for drilling capital equipment as well as associated coring and percussive tools.

The pro forma revenue of the Products business is forecast to increase to US$552.8 million in FY2007 which represents a 14.0% increase on FY2006. This increase reflects the forecast of a higher number of drill rig sales and increased demand for coring and percussive tools driven by the Company's additional installed production capacity.

The increase in the Company's production capacity was a result of a strategic review of the Company's manufacturing facilities undertaken in the second half of FY2006. The review identified the need to undertake a number of specific capital projects as well as the re-design of certain manufacturing processes. The resultant capacity expansion projects will be implemented by the end of the first half of FY2007. In addition, management has forecast a number of productivity improvements and efficiencies as a result of the recent changes to manufacturing processes.

Pro forma gross margin is forecast to increase by 200 basis points, from 36.7% in FY2006 to 38.7% in FY2007 due to:

- cost savings derived through the global sourcing initiative, particularly in respect of drilling capital equipment and steel and machined parts;
- price increases; and
- the higher leverage of the fixed portion of the Company's manufacturing cost base achieved through capacity expansion and the resulting increase in volumes.

The increase in pro forma EBITDA from US$97.6 million in FY2006 to a forecast US$121.2 million in FY2007 reflects revenue growth (above), gross margin improvements (above) and the reduction of other expenses as a percentage of sales due to several restructuring initiatives.

Depreciation in FY2007 is expected to increase, reflecting the level of capital expenditure expected to be incurred during FY2007 and the full year impact of depreciation associated with the FY2006 capital expenditure.

9.3.4 Corporate

Corporate costs are forecast to increase from US$23.3 million in FY2006 to US$52.2 million in FY2007. The increase of US$28.9 million is primarily due to the expansion of the Company's Salt Lake City office into a fully resourced operational head office for the Company's global operations.

9.3.5 Capital expenditure

The Directors' Forecast assumes pro forma capital expenditure of US$116.5 million as set out in the following table:

Table 9.3.1 Directors' Pro Forma Historical and Forecast capital expenditure

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2007 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m	Pro forma FY2007 A$m
Growth	38.4	60.6	86.0	50.4	80.5	111.5
Maintenance	11.4	31.1	30.5	15.0	41.3	39.5
Total pro forma capital expenditure	**49.8**	**91.7**	**116.5**	**65.4**	**121.8**	**151.0**
Drilling Services	36.5	63.9	84.9	47.9	84.9	110.0
Products	11.8	17.6	16.5	15.5	23.4	21.4
Corporate	1.5	10.2	15.1	2.0	13.5	19.6
Total pro forma capital expenditure	**49.8**	**91.7**	**116.5**	**65.4**	**121.8**	**151.0**

Notes:

1. Refer to notes to Table 9.2.1 for details of exchange rates applied.
2. Pro forma capital expenditure in the above table excludes US$5.2 million and US$9.2 million of plant and equipment acquired by means of finance leases in FY2005 and FY2006, respectively.
3. Pro forma capital expenditure in the table above has been prepared on an accrual basis.

Drilling Services

Capital expenditure forecast for the Drilling Services division includes maintenance capital expenditure of US$26.9 million and growth capital expenditure of US$58.0 million. The growth capital expenditure represents the addition of 77 new drill rigs and ancillary equipment in order to satisfy the anticipated demand for drilling services of the Majors and Juniors. Maintenance capital expenditure includes the replacement of 25 drill rigs.

Products

The capital expenditure forecast for the Products division includes maintenance capital expenditure of US$3.6 million and growth capital expenditure of US$12.9 million. The majority of the growth capital expenditure is associated with the strategic investment program which commenced in the second half of FY2006 in order to increase the Company's manufacturing capacity of the Company's key products.

Corporate

The capital expenditure forecast for the Corporate division includes growth capital expenditure of US$15.1 million. The majority of the growth capital expenditure is associated with the proposed implementation of a new accounting and finance system and other related IT projects.

9.4 Key assumptions underlying the Directors' Forecast

9.4.1 General assumptions

The following general assumptions are relevant to both the Directors' Pro Forma Forecast and the Directors' Statutory Forecast, unless specifically stated otherwise:

- while Boart Longyear is exposed to fluctuations in the United States, Canadian and Australian economies (the key economies in which it operates) and specifically the level of mining and exploration activity undertaken by mining companies in these countries, this exposure is mitigated by the geographic diversification and the diversification of drilling services and products offerings within these regions. The Directors' Forecast assumes that there are no significant changes in current prevailing economic conditions, nor in the rate of economic growth in the United States, Canada and Australia, changes to which may have an adverse impact on the level of expenditure on drilling services and products;

- current commodities market conditions persist throughout the forecast period and in particular the gold price remains above the Senior Management Team's estimated point of inelasticity as discussed in Section 4.2.1.3;
- no significant industrial, contractual, environmental or political changes or legal claims impact Boart Longyear and the continuity of its operations;
- no significant change occurs in the legislative regimes (including in relation to tax) and regulatory environments in the jurisdictions in which Boart Longyear or its key customers or suppliers operate which may materially effect on the Directors' Forecast;
- all key personnel are retained in the business throughout FY2007;
- notwithstanding Boart Longyear's investment objectives, no acquisitions are completed or investments made by Boart Longyear and there are no divestments of any businesses or assets during the Forecast Period;
- no material changes occur in Australian Accounting Standards (including AIFRS), Statements of Accounting Concepts or other mandatory professional requirements, including the Urgent Issues Group Consensus Views and the Corporations Act, which may have a material effect on Boart Longyear's financial results and reported cash flows during the Forecast Period;
- no material beneficial or adverse effects arise from the actions of competitors;
- in relation to the Directors' Pro Forma Forecast, no change occurs in the Company's debt and capital structure other than as set out in, or contemplated by, this Prospectus; and
- there are no material amendments to any material agreements or arrangements relating to Boart Longyear's businesses and no cancellation or termination of such agreements or arrangements. The parties to those agreements and arrangements are assumed to continue to comply with the terms of all material agreements and arrangements.

9.4.2 Specific assumptions

The following best estimate assumptions have been adopted by the Directors in preparing both the Directors' Pro Forma Forecast and the Directors' Statutory Forecast, unless otherwise stated:

9.4.2.1 Operating revenue

The forecast pro forma revenue for FY2007 has been prepared using a bottom-up approach, by which each division is primarily responsible for setting its own forecast earnings on a country-by-country basis. The bottom-up budgets take into account local market conditions, plant specific capacity, existing contracts, new business, new capital expenditure including the timing of the expenditure and price increases as well as volume considerations.

Refer to Section 9.4.3 and 9.4.4 for specific forecast revenue assumptions for Drilling Services and Products.

9.4.2.2 Operating expenses

In relation to operating expenses, the bottom-up budget process outlined above takes into account salaries, bonuses and other employment costs (including superannuation and employment taxes) by employee at FY2007 pay rates specific to local countries or regions. In addition, forecast costs relating to utilities and transmission, telecommunications, rates and rent, promotions and marketing are based on contracted terms or historical experience.

The Directors and the Senior Management Team undertake a process of refining the bottom-up budgets based on a top-down analysis to take into consideration broader market conditions and outlook as well as corporate initiatives and strategies.

Refer to Section 9.4.3 and 9.4.4 for specific forecast operating expense assumptions for Drilling Services and Products.

9.4.2.3 Cost savings

The Boart Longyear Group is undergoing several restructuring initiatives which are designed in part to reduce costs in some areas of the business. The Directors' Statutory and Directors' Pro Forma Forecasts only include the part year benefit of the restructuring from the expected date of completion of the following programs, with the majority of the benefits expected to be achieved in FY2008:

- restructuring of the South African Products business by focusing on the Company's key customers and product lines allowing for greater streamlining of the sales and marketing and manufacturing workforce;
- procurement savings contracted in the first quarter of FY2007 prior to the Offer;
- the replacement of the Company's sales force in certain European countries with local distributors; and
- cost savings involved with the relocation of shank production from the Mississauga manufacturing facility in Canada to Wuxi, China.

9.4.2.4 Public company costs

The Directors' Pro Forma Forecast assumes additional public company costs of approximately US$2.5 million per annum, including the costs of reporting, Independent Directors' fees, Directors' and Officers' insurance, communications, compliance and registry.

9.4.2.5 Depreciation

The Directors' Pro Forma Forecast depreciation charge for FY2007 of US$61.1 million is based on the actual depreciation charge for FY2006, adjusted for additional depreciation associated with the forecast capital expenditure in FY2007, together with the full year effect of the rig additions in FY2006 and the capital expenditure related to the expansion of the Group's manufacturing capacity. The forecast depreciation charge also takes into account the re-evaluation of useful lives by the Boart Longyear Group during the second half of FY2006 to ensure the Company's accounts appropriately reflect the economic lives of certain plant and equipment and other items.

9.4.2.6 Amortisation

The Directors' Pro Forma Forecast amortisation charge for FY2007 of US$2.9 million principally relates to patents and identifiable intangible assets including contractual customer relationships from the Acquired Businesses.

9.4.2.7 Capital Expenditure

The Directors' Pro Forma Forecast capital expenditure of US$116.5 million is based on historical experience, forecast requirements of the existing and Acquired Businesses, maintaining facilities on a replacement cost basis and a number of development and expansionary initiatives to grow earnings. The Directors' Forecast assumes all of the forecast capital expenditure for FY2007 will be funded by operating cash flows and debt facilities. Further details on capital expenditure are outlined in Section 9.3.5.

9.4.2.8 Net finance cost

The Directors' Pro Forma Forecast net finance costs are based on the proposed funding and banking arrangements which will be in place shortly after the Offer (including a fixed interest rate swap over US$528.0 million of debt) as summarised in Section 12.5.2. The Directors' Statutory Forecast reflects the higher interest cost relating to debt levels prior to this Offer. The net finance cost also includes interest revenue that would be receivable on cash in the business and the net impact of the excess expected return on pension plan assets over the associated pension plan interest cost adjusted to reflect the expectation that certain surplus assets held by the South African Pension plan will be apportioned between employees and the Company in future years.

9.4.2.9 Tax

The effective tax rate of the Boart Longyear Group is assumed to be approximately 32% in FY2007. This is higher than the Australian corporate tax rate, 30%, reflecting the proportion of profits that are expected to be generated outside of Australia. Investors should be aware that the relative proportion of total revenue that the Company earns in each offshore jurisdiction may change particularly as a result of acquisitions. This could result in the effective tax rate changing.

9.4.2.10 Expenses of the Offer

The forecast US$72.0 million (A$91.5 million) expenses of the Offer are paid in full by the Company, but of this total, US$68.6 million (A$87.2 million) are recorded against equity and hence have no impact on the Directors' Forecast EBIT, either on a pro forma or a statutory basis.

9.4.2.11 Exchange rates

The following exchange rates have been used in preparing the Directors' Statutory and Pro Forma Forecasts for the Group's major operating regions:

- US dollar:Australian dollar exchange rate of US$0.771:A$1.00 based on available six month forward rate at the time of preparation of the Directors' Forecast (forecast appreciation of 2.5% compared to the average rate for FY2006);
- US dollar:Canadian dollar exchange rate of US$0.849:C$1.00 based on available six month forward rates at the time of preparation of the Directors' Forecast (forecast depreciation of 3.7% compared to with the average rate for FY2006);
- US dollar:Euro exchange rate of US$1.306:Euro$1.00 based on available six month forward rates at the time of preparation of the Directors' Forecast (forecast appreciation of 4.1% compared to the average rate for FY2006); and
- US dollar:South African rand exchange rate of US$0.136:ZAR$1.00 based on available six month forward rates at the time of preparation of the Directors' Forecast (forecast depreciation of 7.4% compared to the average rate for FY2006).

For the other regions in which the Group operates, relevant six month forward rate assumptions have been assumed on a country-by-country basis.

9.4.3 Drilling Services – key assumptions

9.4.3.1 Growth in market size and market share

The growth of the Minerals exploration drilling market is a key factor in determining the future revenue of Drilling Services. Based on industry research, the Directors expect the growth in exploration drilling to be approximately 20% in FY2007.

The Directors' Forecast assumes that Drilling Services' market share remains at current levels over the Forecast Period.

9.4.3.2 Addition of drill rigs

The Drilling Services division forecast for FY2007 is based on the assumed increase in the drill rig fleet by 77 expansionary drill rigs throughout the financial year with a weighting towards the first half of FY2007. The Directors have allowed for an average time lag between rig delivery and when it begins to generate revenue of approximately three months to cater for rig preparation and provide a contingency against late deliveries.

9.4.3.3 Contractual position

In surface mineral exploration drilling as well as underground production drilling contracts are typically for a duration of 12 months although there are instances in certain regions where contracts are of longer duration. As a consequence, at the beginning of each financial year the Company has good visibility over revenue and earnings for the next financial year. In preparing the Directors' Forecast, the Directors have assumed that the majority of contracts which expire during the Forecast Period will be renewed on similar terms, consistent with past experience.

9.4.3.4 Input prices

The cost of labour and drilling consumables are key inputs in Boart Longyear's Drilling Services operations. Direct labour rates are forecast to increase between 3% and 15% in FY2007 for Drilling Services reflecting country specific inflationary pressures as well as strong demand for drillers in certain countries as a result of the upturn in the resources sector.

A key assumption of the Directors' Forecast is the retention and recruitment of sufficient staff to operate the increased number of drill rigs to be owned by the Company. In order to achieve this, the Company has implemented a number of initiatives including career development plans, investing in IT infrastructure such as online recruitment and human resource information systems.

Boart Longyear's Products division is one of Drilling Services' key suppliers of drill rigs and drilling consumables.

The cost of other key inputs, including maintenance and fuel are assumed to move in line with or above CPI.

9.4.4 Products – key assumptions

9.4.4.1 Growth in market size and market share
Growth in the major product groups (coring tools, drilling capital equipment and percussive tools) is a key factor in determining future revenue for Products. Specific growth rates for each product category have been forecast and are expected to be in the range of between 7.5%-15% growth.

Furthermore, the Directors' Forecast for FY2007 assumes that Products' market share increases by approximately 1.0% over total markets served.

9.4.4.2 Manufacturing capacity
During FY2006 the Company undertook a review of its manufacturing facilities and identified a number of strategic capital projects to expand its manufacturing capability and capacity across a number of its key product lines. As a result of this process the Company added manufacturing capacity in the second half of FY2006 and in the first half of FY2007.

9.4.4.3 Contractual position
Due to the consumable nature of many of its products, the majority of Products' sales are on an order by order basis with typical price stability of 30 days. With some of the larger customers, supply contracts are in place that typically last for one year. In a few cases the agreements span more than one year, but have a price adjustment clause, allowing the Company to increase prices on an annual basis.

9.4.4.4 Sales prices
Following a review of its product portfolio, supply and demand dynamics and its relative price positioning against its competitors in the market, the Company raised prices in the second half of FY2006. The forecast for FY2007 assumes a full year effect of this price increase.

9.4.4.5 Utilisation levels
The Directors' Forecast assumes plant utilisation levels ranging between 75.0% and 85.0% of capacity for all of the Company's manufacturing facilities based on individual requirements. The forecast utilisation levels allow for a 'normal' level of planned and unplanned maintenance. The Directors believe these are reasonable operating levels for each facility.

9.4.4.6 Input prices
Steel is a key input for products manufactured by the Products Division. Boart Longyear sources steel from a number of third parties and regions and is therefore impacted by the price of local and imported steel. The price sensitivity of steel does vary, as the Company uses differing grades and types for its products. The price of steel used in the Products' forecast is based on known contracts in place as at 1 January 2007. Such contracts typically last for a period of 3 to 12 months at which time pricing can be reviewed with suppliers. Approximately 30% of Boart Longyear's forecast spend on steel is contracted at specific prices. The Company has anticipated certain market movements in the price of steel and to this end has included a planned price increase in its FY2007 forecast.

Boart Longyear also outsources the assembly of certain drilling capital equipment to a third party. The cost forecast for these services is based on contracts currently in place with the third party and anticipated volumes.

In relation to labour costs, the Company has a number of Collective Bargaining Agreements ("CBAs") in place at its manufacturing facilities (North Bay, Mississauga, Roodepoort and Adelaide) and as such, labour costs have been forecast based on the respective agreements and headcount required for achieving forecast production levels. The remaining facilities have forecast labour costs based on local wage inflation and conditions.

The cost of other key inputs, including other raw material and indirect costs, is assumed to move in line with or above CPI.

9.5 Directors' Statutory Forecast

9.5.1 Basis of preparation

The Directors' Statutory Forecast comprises the summary statutory forecast consolidated income statement of Boart Longyear for FY2007 as set out in Table 9.5.1.

Table 9.5.1 Reconciliation of Directors' Pro Forma Forecast and Directors' Statutory Forecast Consolidated Income statement for FY2007

FY2007	Pro forma US$m	Part year adjustments US$m	Non-recurring items US$m	Interest adjustment US$m	Tax adjustment US$m	Statutory US$m
Revenue from operating activities	**1,461.2**	**(2.0)**	**0.8**	**-**	**-**	**1,460.0**
Cost of sales	(882.3)	1.2	(10.3)	–	–	(891.4)
Gross profit	578.9	(0.8)	(9.5)	-	-	568.6
Other expenses	(258.9)	0.7	(19.9)	–	–	(278.1)
EBITDA	**320.0**	**(0.1)**	**(29.4)**	**-**	**-**	**290.5**
Depreciation	(61.1)	0.2	1.9	–	-	(59.0)
EBITA	**258.9**	**0.1**	**(27.5)**	**-**	**-**	**231.5**
Amortisation	(2.9)	0.1	-	–	–	(2.8)
EBIT	**256.0**	**0.2**	**(27.5)**	**-**	**-**	**228.7**
Net finance costs	(36.7)	–	–	(59.3)	–	(96.0)
Income tax expense	(70.3)	–	-	–	15.8	(54.5)
NPAT	**149.0**	**0.2**	**(27.5)**	**(59.3)**	**15.8**	**78.2**
NPAT (pre-amortisation)	**151.9**	**0.1**	**(27.5)**	**(59.3)**	**15.8**	**81.0**

Notes:

1. Refer to notes to Table 9.2.1 for details of exchange rates applied.
2. For the purposes of presentation of financial information in this Prospectus and the Appendix, cost of sales has been presented exclusive of depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, the Company intends to present cost of sales inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
3. In arriving at pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as set out in the accounting policies note in the Appendix.

9.5.2 Part year adjustments

The Directors' Pro Forma Forecast includes the full year impact of the following:

- earnings of the acquisitions assuming they were in place on 1 January 2007. Accordingly, the Directors' Statutory Forecast includes an adjustment to EBITDA of US$0.6 million and to depreciation of US$0.2 million so as to present the Directors' Pro Forma Forecast to reflect the actual timing of the KWL, Grimwood Davies and Connors acquisitions; and
- the Employee Share Ownership Scheme which is proposed to be introduced following the completion of the Offer (US$0.4 million).

9.5.3 Non-recurring items

The Directors' Pro Forma Forecast Income Statement of revenue, EBITDA and EBIT has excluded US$27.5 million of significant items on the basis that the inclusion of these items is not representative of the ongoing results of the Boart Longyear Group. These adjustments include the following:

- the write-off to the profit and loss account in FY2007 of inventory which was capitalised as part of the purchase price allocation on the Acquired Businesses as it does not conform with Boart Longyear's inventory accounting policy. The amount expensed in FY2007 is considered to be one-off in nature (US$8.7 million);
- the value of rotary and sonic rods and casings included in inventory as at 31 December 2006 that will be expensed to the profit and loss in FY2007. This is non-recurring as from 1 January 2007 the Group will be capitalising rotary and sonic rods and casings to property, plant and equipment and depreciating over their useful lives (US$1.6 million);
- costs incurred in relation to the change in corporate structure and associated additional audit and accounting costs (US$7.1 million);
- integration costs associated with the Acquired Businesses (excluding Diamond Drilling), which principally relate to redundancy costs, retention payments and other costs, less proceeds from the sale of one of the facilities acquired as part of the recent acquisitions (US$1.9 million);
- relocation and other costs associated with the Boart Longyear restructuring initiatives to the extent these have not been specifically provided for as at 31 December 2006 (US$1.8 million);
- costs incurred on the marking to market value of certain derivative instruments from 1 January 2007 to prior to the completion of the Offer (US$1.0 million), on the basis that the instruments will be closed out prior to the completion of the Offer; and
- additional costs associated with a profit share arrangement within an employment contract related to a previous acquisition that is due to expire at the end of FY2007 and will not be renewed on similar terms (US$7.0 million) and a one-off non-compete payment (US$0.3 million).

The above adjustments are particularly offset by the additional depreciation expense in relation to the change in accounting practices for rods and casings and drill rig refurbishments (US$1.9 million).

The Directors' Pro Forma Forecast Cash Flow before Financing and Tax adjusts for cash flow relating to acquisitions undertaken in January 2007 and for US$15.6 million of non-cash and one-off cash items on the basis that the inclusion of these is not representative of the ongoing cash flows of the Boart Longyear Group. In addition to the adjustments to the Directors' Pro Forma Forecast Consolidated Income Statement, the adjustments to cash flow before financing and tax for non-cash and one-off cash items include the following:

- redundancy payments and other one-off cash outflows associated with the Boart Longyear Group's restructuring initiatives for items provided for as at 31 December 2006 but are cash outflows in FY2007 (outflow of US$5.2 million);
- cash outflows associated with an employee compensation agreement and an earn-out arrangement relating to certain historical acquisitions by the Boart Longyear Group that are non-recurring as the payments will conclude at the end of FY2007 and will not be renewed (outflow of US$12.9 million);
- one-off cash payment for recently terminated and restructured arrangements associated with historical acquisitions by the Boart Longyear Group that were no longer aligned with the overall interests of the Group (outflow of US$14.4 million);

- addback of the non-cash item relating to the inventory write off which was capitalised as part of the purchase price allocation for the Acquired Businesses (inflow of US$8.7 million);
- cash proceeds from one-off sales of fixed assets and investments (inflow of US$3.0 million); and
- other non-recurring cash items that are not representative of the ongoing business (inflow of US$5.2 million).

9.5.4 Net finance cost adjustment

The net finance costs included in the Directors' Pro Forma Forecast represent the full year impact of the structure that will be in place at settlement of the Offer, including the new debt funding arrangements. Prior to the Offer, the Boart Longyear Group had significantly higher debt levels, which will be refinanced immediately following the Offer. Additional net finance costs as a result of the previous financing structure will be incurred from 1 January 2007 until completion of the Offer.

The net finance costs included in the Directors' Statutory Forecast includes the net impact of the expected excess return on pension plan assets over pension plan interest cost and is not adjusted for the surplus apportionment referred to in Section 9.4.2.8.

9.5.5 Tax adjustment

The tax adjustment represents the net tax impact of the adjustments described above.

9.6 Sensitivity analysis

The Directors' Pro Forma Forecast as set out in Section 9.2 is based on certain economic and business assumptions about future events. Set out in the table below is a summary of the sensitivity of the Directors' Pro Forma Forecast NPAT to variations in a number of key variables for FY2007. The sensitivity analysis is specific to the selling prices, exchange rates and volumes for FY2007, and reflects the fact that in many cases the sales and costs prices are either fixed or inter-linked. The changes in the key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

Care should be taken in interpreting these sensitivities. The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be cumulative, and it is likely that Boart Longyear's management would respond to any adverse change in one variable by taking action to minimise the net effect on the Boart Longyear Group's earnings.

Presented below are some of the key sensitivities which could affect the Director's Pro Forma Forecast NPAT for FY2007. The sensitivities do not assume any mitigation actions are taken by management in order to minimise the impact of such an event.

Table 9.6.1 Sensitivity analysis on Directors' Pro Forma Forecast NPAT for FY2007

NPAT impact	US$m	%
Sensitivities for the Drilling Services division		
(a) One month delay in rig expansion	–2.4	1.6
(b) 1% increase/decrease in gross margin	+/–6.1	4.0
(c) 1% increase in labour costs	–1.7	1.1
Sensitivities for the Products division		
(a) 1% increase/decrease in sales volumes	+/–1.6	1.0
(b) 5% increase in steel costs	–3.6	2.4
(c) 1% increase/decrease in gross margin	+/–3.7	2.4
Sensitivities for the consolidated Pro Forma Forecast		
(a) 5% appreciation/(depreciation) of the A$ versus the US$	+/–2.9	1.6
(b) 5% appreciation/(depreciation) of the C$ versus the US$	+/–0.4	0.3
(c) 50 basis point increase/decrease in the interest rate	+/–0.4	3.3
(d) 1% increase in Corporate Head Office Costs	–0.4	0.3

9.6.1 Sensitivities for Drilling Services

The NPAT within the Drilling Services division may be affected by the following sensitivities during the forecast period:

- **One month delay in rig expansion**
  The estimated impact of a one month delay in the deployment of new rigs to the field throughout the course of FY2007. This sensitivity is calculated on a rig by rig basis (taking into account location and seasonality) by reducing the assumed revenue increase associated with the new rigs to be added in FY2007. The estimated impact is the tax-effected amount of lost revenue less the saving in variable cost of sales such as labour, consumables, travel and accommodation, fuel and equipment rentals.
- **Increase/decrease of 1% in gross margin**
  The estimated impact of a 1% increase or decrease in gross margin across all of the Company's operating regions and represents the tax effected amount of the additional revenue received or foregone.
- **Increase of 1% in labour costs**
  The estimated impact of a 1% increase or decrease in the Company's total direct labour cost and represents the tax effected impact of the increased labour cost. It should be noted that in most cases any increase or decrease in labour costs will be passed through to the customer at the time of contract renegotiation. Therefore, Management estimate that approximately 50% of the tax effected impact of any change in labour costs in FY2007 would be mitigated by amended contract pricing.

9.6.2 Sensitivities for the Products division

Forecast NPAT within the Products division may be affected by the following during the forecast period:

- **Increase/decrease of 1% in sales volumes**
  The estimated tax effected impact of a 1% increase or decrease in sales volumes less associated direct variable cost of sales including sales commissions.
- **Increase of 5% in steel prices**
  The estimated tax effected impact of a 5% increase or decrease in steel prices. Management believe that the impact of any increase in steel prices would largely be mitigated by adjusting the price of the resultant end product. However, there is likely to be a lag of up to six months between the initial steel price increase and the ability to pass this through to customers via product re-pricing.
- **Increase/decrease of 1% in gross margin**
  The estimated impact of a 1% increase or decrease in gross margin across all of the Company's operating regions and represents the tax effected amount of the additional revenue received or forgone.

9.6.3 Sensitivities for the Consolidated Group

- **Exchange rates**
  The Directors consider the Boart Longyear Group to be naturally hedged to a reasonable extent due to the currency of the cost base in each country largely matching that of the revenue base. However, there are transactions that are recorded in other currencies and that take place between the Company's operations across various regions (particularly between North America and Australia). Therefore, exchange differences can arise throughout a financial year. All foreign currency transactions are brought to account using the relevant exchange rate in effect at the date of the transaction.

  Exchange differences may also arise as a result of the translation of profits arising from operations recorded in currencies other than the US dollar.

  Table 9.6.1 shows the estimated tax effected impact of a 5% appreciation/depreciation of the Australian and Canadian dollar versus the US dollar.

9 DIRECTORS' FORECAST

Approximately 25% of the Company's revenues are derived by the Canadian business. However the impact of a movement in the Canadian dollar against the US dollar is largely offset by the US dollar revenues received by the Canadian business as a result of its international operations and US dollar denominated product sales.

- **Increase/decrease in interest rates by 50 basis points**
  Table 9.6.1 illustrates the estimated impact of a 50 basis point increase or decrease in the interest rate. This represents a movement in the interest charge on the variable component of the debt. Refer to Section 12.5.2 for additional details on Group debt facilities and the hedging arrangements.
- **Increase of 1% in corporate head office costs**
  The estimated tax effected impact of a 1% increase in Corporate Head Office costs.
- **Mineral commodities prices**
  The Company's earnings are impacted by demand for mineral commodities. When commodity prices fall below a certain threshold, the expenditure budgets of mining companies are reduced particularly in relation to exploration spend. Refer to Section 4.1.2.3.

  Commodity prices are forecast to remain above Management's estimated point of inelasticity throughout the forecast period.

9.6.5 Liquidity

9.6.5.1 Working capital

The Directors' Forecast assumes working capital would increase in line with the forecast FY2007 growth in the Boart Longyear Businesses and the Acquired Businesses, however, the Company intends to implement various working capital reduction initiatives. The expected net result for FY2007 is an improvement in working capital levels. The initiatives target working capital savings in trade accounts receivable, trade accounts payable and inventory levels.

9.7 Market risk

Boart Longyear will be exposed to market risks associated with interest rates and foreign currency exchange rates as referred to in Section 9.6 and a number of other market related risks, such as commodity pricing, as detailed in Section 6.

10 INVESTIGATING ACCOUNTANT'S REPORT

Deloitte Touche Tohmatsu
ABN 74 490 121 060
180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia
DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

Deloitte.

Member of
Deloitte Touche Tohmatsu

The Directors
Boart Longyear Limited
Level 25, Chifley Tower
Chifley Square
Sydney NSW 2000

1 March 2007

Dear Sirs

BOART LONGYEAR LIMITED – INVESTIGATING ACCOUNTANTS' REPORT

Introduction
This report has been prepared at the request of the Directors of Boart Longyear Limited (the Company), for inclusion in a Prospectus to be issued by the Company.

Reference to the Company and other terminology used in this report have the same meaning as defined in the Glossary contained in the Prospectus.

Scope of Report
You have requested that Deloitte Touche Tohmatsu (Deloitte) prepare an Investigating Accountants' Report reviewing the pro forma historical financial information set out in tables 8.3.1, 8.3.2, 8.5.1 and 8.6.1 and the Appendix[1] to the Prospectus (the Appendix) comprising the pro forma unaudited:

- Historical consolidated statement of revenue, EBITDA and EBIT of the Boart Longyear Group for the years ended 31 December 2005 and 31 December 2006;
- Consolidated balance sheet of the Boart Longyear Group as at 31 December 2006;
- Historical consolidated summary cash flow statement before financing and tax of the Boart Longyear Group for the years ended 31 December 2005 and 31 December 2006;
- Company balance sheet of Boart Longyear Limited as at 31 December 2006; and
- Notes to the above pro forma historical financial information

(referred to collectively as the Pro forma Historical Financial Information).

The Pro forma Historical Financial Information has been derived from historical financial information after adjusting for the pro forma transactions and adjustments described in the Appendix.

The Directors of the Company are responsible for the preparation and presentation of the Pro forma Historical Financial Information, including the determination of the pro forma transactions and adjustments.

The Pro forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by AIFRS applicable to annual financial reports prepared in accordance with the Corporations Act. The pro forma historical consolidated statements of revenue, EBITDA and EBIT have been prepared to the level of "profit from ordinary activities before interest and income tax expense" (EBIT). The pro forma consolidated statements of revenue, EBITDA and EBIT exclude the impact of the existing capital structure, as reflected in interest expense and income taxes, as this capital structure is not considered relevant given anticipated changes in debt and equity structures as a result of the proposed transactions.

Note
The Appendix is a separate document lodged with ASIC, and is taken to be included as part of the Prospectus in accordance with section 712 of the Corporations Act.

Deloitte.

Member of
Deloitte Touche Tohmatsu

The historical financial information upon which the Pro forma Historical Financial Information is based, being the financial statements of Resource Services Holdco Inc. (RSHI) and its predecessors, has been audited. The audit opinions were unqualified.

Scope for Review of Pro forma Historical Financial Information

We have reviewed the Pro forma Historical Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro forma Historical Financial Information as set out in tables 8.3.1, 8.3.2, 8.5.1 and 8.6.1 and the Appendix does not present fairly the:

(i) Pro forma consolidated financial performance and pro forma cash flows of the Boart Longyear Group for the years ended 31 December 2005 and 31 December 2006;

(ii) Pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006, and

(iii) Pro forma company balance sheet of Boart Longyear Limited as at 31 December 2006;

on the basis of the pro forma transactions and adjustments described in the Appendix, and in accordance with the recognition and measurement principles required by AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and described in the Appendix.

Our review of the Pro forma Historical Financial Information has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited to:

- Review of work papers, accounting records and other documents;
- A review of the pro forma transactions and adjustments made to the historical financial information;
- Analytical procedures applied to the financial data;
- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and disclosed in the Appendix; and
- Enquiry of Directors, Management and others.

These procedures do not provide all the evidence required in an audit, thus the level of assurance we provide is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement on the Pro forma Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro forma Historical Financial Information as set out in tables 8.3.1, 8.3.2, 8.5.1 and 8.6.1 and the Appendix, does not present fairly the:

(i) Pro forma consolidated financial performance and pro forma cash flows of the Boart Longyear Group for the years ended 31 December 2005 and 31 December 2006;

(ii) Pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006; and

(iii) Pro forma company balance sheet of Boart Longyear Limited as at 31 December 2006

Deloitte.

Member of
Deloitte Touche Tohmatsu

on the basis of the pro forma transactions and adjustments described in the Appendix, and in accordance with the recognition and measurement principles required by AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and described in the Appendix.

Subsequent Events

Subsequent to 31 December 2006 and up to the date of this report, nothing has come to our attention that would cause us to believe material transactions or events outside the ordinary course of business of the Company have occurred, other than the matters dealt with in this report or the Prospectus, which would require comment on, or adjustment to, the information contained in this report, or which would cause such information to be misleading.

Independence and Disclosures of Interests

Deloitte does not have any interest in the outcome of this issue other than the preparation of this Report, the preparation of the Review of the Directors' Forecast by Deloitte Corporate Finance Pty Limited and other services in relation to the Offer for which normal professional fees will be received. Deloitte is the auditor of the Company. Other member firms of Deloitte Touche Tohmatsu provides the Boart Longyear Group with audit and other professional services for which normal professional fees are received.

Responsibility

Deloitte has consented to the inclusion of this Investigating Accountants' Report in the Prospectus in the form and context in which it is so included, but has not authorised the issue of the Prospectus. Accordingly, Deloitte makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Prospectus.

Yours faithfully

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Steven Shirtliff
Partner

INDEPENDENT REVIEW OF DIRECTORS' FORECAST

11

Deloitte Corporate Finance
Pty Limited
ABN 19 003 833 127
AFSL 241457
180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia
DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au
Member of
Deloitte Touche Tohmatsu

Deloitte.

Note: This report consists of both a Financial Services Guide and a Review of Directors' Forecast

Part 1 – Financial Services Guide

1 March 2007

What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by the Directors of Boart Longyear Limited to give general financial product advice in the form of a report to be provided to you in connection with a Prospectus to be issued for shares in Boart Longyear Limited. You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

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Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or needs. You should consider whether the general advice contained in our report is appropriate for you, having regard to your own personal objectives, financial situation or needs.

If our advice is being provided to you in connection with the acquisition or potential acquisition of a financial product issued by another party, we

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recommend you obtain and read carefully the relevant offer document provided by the issuer of the financial product. The purpose of the offer document is to help you make an informed decision about the acquisition of a financial product. The contents of the offer document will include details such as the risks, benefits and costs of acquiring the particular financial product.

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If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Service ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FICS at:

Financial Industry Complaints Service
PO Box 579
Collins Street West
Melbourne VIC 8007
Telephone: 1300 780 808
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If your complaint relates to the professional conduct of a person who is a Chartered Accountant, you may wish to lodge a complaint in writing with the Institute of Chartered Accountants in Australia ("ICAA"). The ICAA is the professional body responsible for setting and upholding the professional, ethical and technical standards of Chartered Accountants and can be contacted at:

The Institute of Chartered Accountants
GPO Box 3921
Sydney NSW 2001
Telephone: +61 2 9290 1344
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Specific contact details for lodging a complaint with the ICAA can be obtained from their website at http://www.icaa.org.au/about/index.cfm.

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ABN 19 003 833 127
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Part 2 – Review of Directors' Forecast

The Directors
Boart Longyear Limited
Level 25, Chifley Tower
Chifley Square
Sydney NSW 2000

1 March 2007

Dear Sirs

REVIEW OF DIRECTORS' FORECAST

Introduction
This report has been prepared at the request of the Directors of Boart Longyear Limited (the Company), for inclusion in a Prospectus to be issued by the Company. Deloitte Corporate Finance Pty Limited is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

References to the Company and other terminology used in this report have the same meaning as defined in the Glossary contained in the Prospectus.

Scope of Report
The Directors are responsible for the preparation and presentation of the forecast financial information of the Company for the year ending 31 December 2007 comprising the Directors' Pro Forma Forecast, the Directors' Statutory Forecast and the cash flows of the Company as set out in Tables 9.2.1 and 9.2.4 of the Prospectus (collectively the Directors' Forecast) and the information contained therein, including the assumptions on which they are based.

We have reviewed the Directors' Forecast together with the assumptions on which the Directors' Forecast is based as set out in Section 9.4 of the Prospectus in order to give a statement thereon to the Directors of the Company.

Our review of the Directors' Forecast has been conducted in accordance with AUS 902 "Review of Financial Reports" applicable to review engagements. Our review consisted primarily of enquiry, comparison, and analytical review procedures we considered necessary including discussions with management and Directors of the Company of the factors considered in determining their assumptions. Our procedures included examination, on a test basis, of evidence supporting the assumptions, amounts and other disclosures in the Directors' Forecast and the evaluation of accounting policies used in the Directors' Forecast.

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These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

(i) the Directors' best-estimate assumptions do not provide reasonable grounds for the preparation of the Directors' Forecast

(ii) in all material respects, the Directors' Forecast is not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards

(iii) the Directors' Forecast itself is unreasonable.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Directors' Forecast, relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Directors' Forecast is based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Prospectus and such variations may be material. We have not performed an audit and we do not express an audit opinion on the Directors' Forecast.

Directors' Forecast

The Directors' Forecast has been prepared by management and adopted by the Directors in order to provide prospective investors with a guide to the potential financial performance of the Company for the year ending 31 December 2007. There is a considerable degree of subjective judgement involved in preparing forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of the Company. The Directors' Forecast has been prepared using assumptions summarised in the Prospectus which are based on best-estimate assumptions relating to future events that management expect to occur and actions that management expect to take.

The sensitivity analysis set out in Section 9.6 of the Prospectus demonstrates the impacts on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable. Prospective investors should be aware of the material risks and uncertainties relating to an investment in the Company, which are detailed in the Prospectus, and the inherent uncertainty relating to the prospective financial information.

Accordingly prospective investors should have regard to the investment risks and sensitivities set out in Sections 6, 9.6 and 9.7 respectively of the Prospectus.

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Based on our review of the Directors' Forecast, which is not an audit, and based on an investigation of the reasonableness of the Directors' best estimate assumptions which give rise to the Directors' Forecast, nothing has come to our attention which causes us to believe that:

(i) the Directors' best-estimate assumptions, as set out in the Prospectus, do not provide reasonable grounds for the preparation of the Directors' Forecast

(ii) the Directors' Forecast is not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards

(iii) the Directors' Forecast itself is unreasonable.

Actual financial performance is likely to be different from the Directors' Forecast since anticipated events frequently do not occur as expected and the variations may be material. Accordingly, we express no opinion as to whether the Directors' Forecast will be achieved.

We disclaim any responsibility for any reliance on this statement or on the Directors' Forecast to which it relates for any other purpose than that for which it was prepared.

Independence
Deloitte Corporate Finance Pty Limited does not have any interest in the outcome of this issue other than the preparation of this Report and the Investigating Accountants' Report included in Section 10 of the Prospectus and participation in the due diligence procedures for which normal professional fees will be received.

Deloitte Touche Tohmatsu is the auditor of Company.

Responsibility
Deloitte has consented to the inclusion of this report in the Prospectus in the form and context in which it is so included, but has not authorised the issue of the Prospectus. Accordingly. Deloitte makes no representation regarding and takes no responsibility for, any other statements or material in, or omissions from, the Prospectus.

Yours faithfully

Ian Thatcher
Director

ADDITIONAL INFORMATION

12

12 ADDITIONAL INFORMATION

12.1 Registration and corporate structure

The Company was registered in Victoria on 2 January 2007 as a public company limited by shares.

12.2 Share capital

As at the date of this Prospectus, the Company has only one class of shares on issue, being fully paid ordinary shares ("Shares").

12.3 The Constitution and rights attaching to Shares

12.3.1 Summary of the Constitution and Shares

The rights attaching to the Shares are:

- set out in the Constitution; and
- in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law.

The key provisions of the Constitution and the principal rights and obligations of Shareholders are summarised in this Section 12.

12.3.1.1 Voting

At a general meeting, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands (irrespective of the number of Shares they hold) (unless the Shareholder appoints more than one proxy, attorney or representative, in which case none of the proxies, attorneys or representatives is entitled to vote), and one vote on a poll for each Share held. Voting at any meeting of Shareholders is by a show of hands unless a poll is demanded. A poll may be demanded by at least five Shareholders entitled to vote on the resolution, Shareholders with at least 5% of the votes that may be cast on the resolution, or the Chairman. The Chairman does not have a casting vote, in addition to any deliberative vote, on either a show of hands or a poll.

12.3.1.2 Dividends

The Directors may from time to time determine that a dividend is payable to Shareholders out of the profits of the Group. The Directors may pay dividends as, in their judgement, the financial position of Boart Longyear justifies. The Directors may fix the amount, the time and the method of payment of the dividends.

Subject to any special rights or restrictions attaching to any shares, dividends must be paid equally on all shares and in proportion to the number of, and the amounts paid on, the shares held. Refer to Section 1.6 for further information on the dividend policy of Boart Longyear.

12.3.1.3 Issue of further Shares and other securities

Without affecting any special rights conferred on the holders of any securities and subject to any restrictions on the issue of shares or other securities imposed by the Listing Rules and the Corporations Act, any securities may be issued with preferred, deferred or other special rights or restrictions as the Directors determine.

12.3.1.4 Variation of class rights

Subject to the Corporations Act and their terms of issue, the rights attaching to any class of shares may be varied with the written consent of holders of shares with at least 75% of the votes in the class, or by a special resolution passed at a separate meeting of the holders of shares of the class. In either case, the holders of shares in a class with not less than 10% of the votes in the class of shares whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such variation or cancellation.

The creation or issue of further shares ranking equally with a class of shares already on issue is not a variation of class rights.

12.3.1.5 Transfer of Shares

Shareholders may transfer Shares by a written transfer instrument in the usual form or any form approved by the Directors or by a proper transfer affected in accordance with the ASTC Settlement Rules and ASX requirements. All transfers must comply with the Constitution, the Listing Rules, the ASTC Settlement Rules and the Corporations Act.

The Directors may refuse to register a transfer of Shares, including in circumstances where the transfer is not in registrable form, or the refusal to register the transfer is permitted by the Listing Rules or ASX. The Directors must refuse to register a transfer of Shares where required to do so by the Listing Rules.

12.3.1.6 General meeting and notices

Each Shareholder is entitled to receive notice of, attend and vote at general meetings of Boart Longyear and receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution or the Corporations Act.

12.3.1.7 Winding up

Subject to any special resolution or rights or restrictions attaching to any class or classes of shares, Shareholders will be entitled on a winding up to a share in any surplus assets of Boart Longyear in proportion to the Shares held by them.

12.3.1.8 Proportional takeover provisions
The Constitution contains provisions requiring Shareholder approval in relation to any proportional takeover bid. The provisions will lapse unless renewed by a special resolution of Shareholders in general meeting three years from the date the provisions were adopted or last renewed.

12.3.1.9 Directors – appointment and removal
The number of Directors must be such number as the Directors determine but must be not less than three and not more than 10. Directors are elected at annual general meetings of Boart Longyear. Other than a person appointed as a Managing Director or Executive Director, a Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following that Director's last election or appointment (whichever is the longer) without submitting for re-election.

The Directors may also appoint a Director to fill a casual vacancy on the Board or in addition to the existing Directors, who will then hold office until the next annual general meeting of Boart Longyear.

12.3.1.10 Directors – voting
Questions arising at a meeting of Directors will be decided by a majority of votes of the Directors present and voting. If the votes are equal on a proposed resolution, the Chairman has a casting vote in addition to the Chairman's deliberative vote unless only two of the Directors present are entitled to vote.

12.3.1.11 Directors – remuneration
The Directors are entitled to receive remuneration for their services, as the Directors decide, but the total amount paid to all Non Executive Directors for such services must not exceed in aggregate in any financial year the maximum aggregate sum as may be approved from time to time by Boart Longyear in general meeting. The current maximum aggregate sum is A$2 million per annum. No retirement benefits, apart from superannuation contributions already made, are payable to a Non Executive Director upon retirement.

The Constitution also provides for the Group to pay all reasonable expenses of Directors in attending meetings and carrying out their duties.

12.3.1.12 Directors' and officers' indemnity and insurance
Boart Longyear indemnifies each director and officer of the Group against any liability (including costs and expenses) incurred by that person in or arising out of the conduct of the business of Boart Longyear or in or arising out of the discharge of the duties of the director or officer.

Where the Directors consider it appropriate, the Group may insure a director or officer of Boart Longyear against any liability incurred by that person in or arising out of the conduct of the business of the Group or in or arising out of the discharge of the duties of the director or officer. Boart Longyear may give a former Director access to documents provided or available to Directors and other papers referred to in those documents where the Directors consider it appropriate.

12.3.1.13 Amendment
The Constitution may be amended only by a special resolution passed by at least 75% of the votes cast by Shareholders entitled to vote on the resolution. At least 28 days' written notice specifying the intention to propose the resolution must be given to Shareholders.

12.3.2 Rights attaching to Exchangeable Notes and Redeemable Notes
Each Redeemable Note will be issued by Boart Longyear Investments on the terms that it is redeemable upon allotment of Shares under the Offer at a redemption price equal to the Final Price and each Exchangeable Note will be issued by Boart Longyear Investments on the terms that it is exchangeable upon allotment of Shares under the Offer into one Share.

12.4 Employee incentive plans

12.4.1. Employee equity compensation plan
12.4.1.1 The Plan
The Company intends to adopt an equity compensation plan to assist in the attraction, motivation and retention of employees (including executive directors) within the Group (**Plan**).

The Plan will involve both:

(a) the issue of employee share options (**Options**) convertible into ordinary shares in the Company (**Shares**); and

(b) the granting of conditional rights to receive Shares (**Rights**).

Shares issued under the Plan will rank equally with the other issued Shares.

The final Plan terms will be approved by the Board before the Plan is implemented but it is anticipated that the key terms of the Plan will be as described below.

12.4.1.2 Size of Plan
When any offer is made under the Plan, the total number Shares the offer relates to plus the total number of Shares issued in the previous five years under the Plan or under any other employee incentive plan of the Company will be less than 5% of the Shares on issue at the time of the offer.

12.4.1.3 Eligibility
Under the Plan, the Company may offer either or both Options and Rights to employees within the Group from time to time as determined by the Board in its discretion and in accordance with the rules of Plan and applicable law.

12.4.1.4 Consideration for Options and Rights
Options or Rights granted to employees of the Group may be issued and granted for no consideration.

12.4.1.5 Nature of Rights and vesting of Rights
Subject to the terms of the Plan, the grant of a particular number of Rights will give the holder of a given number of Rights a conditional entitlement to exercise the Rights and have transferred to him or her an equal number of ordinary Shares. The number of Rights that will become exercisable will depend upon the extent to which the conditions to exercise are fulfilled. The Board will have a discretion under the Plan as to the terms upon which it will offer Rights under the Plan, including the conditions upon which the Rights will become exercisable.

12.4.1.6 Nature of Options and vesting of Options
An Option holder will be entitled to exercise Options granted under the Plan in respect of which all exercise conditions have been satisfied. The Board will have a discretion under the Plan as to the terms upon which it will grant Options under the Plan, including the terms upon which the Options will become exercisable.

12.4.1.7 Issue or acquisition of Shares on exercise of Options and Rights
At the discretion of the Company, Shares in respect of which a participant has exercised Options may be delivered by being issued to the participant by the Company or purchased on-market by the Company for the participant.

The Shares that are the subject of Rights will either:

(a) be issued by the Company to a custodian or acquired on-market by a custodian at the same time as the grant of Rights under the Plan or at another time determined by the Board and transferred to the holder of the Rights at the time of exercise of the Rights; or

(b) be acquired by the Company on-market for the Right holder following the exercise of Rights.

12.4.1.8 No transfer of Rights or Options
Without the prior approval of the Board, Rights and Options may not be sold, transferred, mortgaged, charged or otherwise dealt with or encumbered.

12.4.1.9 Expiry of Rights and Options
Unless the Board determines otherwise, if an Option or Right has not lapsed earlier it will lapse at the latest time at which the Option or Right may be exercised, as specified by the Board at the time of the offer.

12.4.1.10 Quotation
(a) Options will not be quoted on ASX.

(b) The Company will apply for official quotation of any Shares issued upon exercise of Options, or issued in connection with the grant of Rights, in accordance with the Listing Rules.

12.4.1.11 Ceasing employment
The Plan will contain provisions concerning:

(a) Shortening of the time available to exercise vested Options and Rights in the event of voluntary resignation of an employee of the Group.

(b) Vesting and exercise of Rights and Options not yet vested in the event that an employee ceases employment because of redundancy, death, disability or illness.

12.4.1.12 Change of control of the Company
The Plan will provide for early vesting of Rights and Options in the event of a change of control of the Company.

12.4.1.13 Other Plan terms
The Plan will also contain customary and usual terms for dealing with:

(a) changes in capital structure; and

(b) administration, variation, suspension and termination of the Plan.

12.4.1.14 Non-executive directors' fees
The Company intends to adopt a separate scheme which provides for the non-executive directors of the Company to elect to receive all or part of their directors' fees in Shares. Any Shares a director receives under these provisions will be acquired on-market by the Company for the director.

12.4.2 Other employee incentive schemes
The Board intends to implement further equity-based employee incentive schemes to assist in the attraction, motivation and retention of employees at all levels.

To the extent practicable, the Board intends to introduce plans which apply equally to its employees irrespective of the jurisdiction in which those employees are employed. Due to the differing requirements of the securities laws in the various jurisdictions in which the Group operates, the structure and timing of such plans have not yet been determined.

12.5 Material contracts

The Directors consider that there are certain contracts which are significant or material to Boart Longyear or of such a nature that an investor may wish to have particulars of them when making an assessment whether to apply for Shares. The main provisions of each contract are summarised below. These are summaries only and do not fully describe all the provisions of each contract.

12.5.1 Offer Management Agreement
On 1 March 2007, the Company, Macquarie Equity Capital Markets (in its capacity as Global Coordinator and Joint Lead Manager), Goldman Sachs JBWere Pty Limited (in its capacity as Joint Lead Manager), and UBS AG, Australia Branch (in its capacity as Joint Lead Manager), entered into the Offer Management Agreement. Under the Offer Management Agreement, the Global Coordinator has agreed to manage the Offer and the Joint Lead Managers have agreed to manage the bookbuild for the Offer and to provide settlement support for the Institutional Offer.

12.5.1.1 Fees
Under the Offer Management Agreement, the Company must pay:

(a) a global Coordinator fee of 0.61% of the gross proceeds received under the Offer to the Global Coordinator; and

(b) broker fees of 1.50% of the gross proceeds received under the Broker Firm Offer to the Global Coordinator, who will then distribute it to the relevant Brokers and Syndicate Members;

(c) a fixed management fee of 60.00% of the Fees for Distribution, to the Global Coordinator, who will then distribute it in the following proportions:

(i) 77.75% as fixed management fees to be divided equally among the Joint Lead Managers (including the Global Coordinator); and

(ii) 22.25% as fixed management fees to be divided equally among the Co-Lead Managers; and

(d) at the Global Coordinators request, a discretionary selling fee of up to 40% of Fees for Distribution to the Global Coordinator, who must then distribute it in the following proportions:

(i) 77.75% to be divided among the Joint Lead Managers (excluding the Global Coordinator) and the Co-Lead Managers, in proportion to performance (such performance to be determined by the Global Coordinator in consultation with the Company) as determined by the Global Coordinator in its absolute discretion; and

(ii) 22.25% to be divided equally among the Co-Lead Managers, in proportion to performance (such performance to be determined by the Global Coordinator in consultation with the Company) as determined by the Global Coordinator in its absolute discretion.

In this respect "Fees for Distribution" means an amount equal to 3.00% of the gross proceeds received under the Offer less the global Coordinator fee described in paragraph (a) above and less any broker fees described in paragraph (b) above.

These fees will only be payable upon successful completion of the Offer. The Company must pay, or reimburse the Joint Lead Managers, for all reasonable costs of and incidental to the Offer.

12.5.1.2 Representations, warranties and undertakings of the Company
The Offer Management Agreement contains various representations and warranties that are customary for agreements of this type, including representations and warranties made by the Company. In addition, the Offer Management Agreement contains various obligations of the Company regarding its conduct in relation to the Offer, including that it must not be involved in any activity which breaches the Constitution, the Offer Management Agreement, the Corporations Act, the Listing Rules and any other applicable laws.

The Company must also, among other things, not without the prior written consent of the Joint Lead Managers:

(a) for 180 days after the allotment of Shares under the Offer, allot or agree to allot, or indicate in any way that it may or will allot or agree to allot, any shares or other securities that are convertible or exchangeable into equity, or that represent the right to receive equity, of the Company or any member of the Group other than under the Offer, the Offer Management Agreement, an employee share plan, or a dividend reinvestment or bonus share plan described or disclosed in the Prospectus and the International Offering Circular; or

(b) amend the Prospectus, New Zealand Investment Statement or the International Offering Circular, such consent not to be unreasonably withheld.

12.5.1.3 Indemnities

The Offer Management Agreement contains the usual indemnities given by the Company in favour of the Joint Lead Managers and Co-Lead Managers and certain affiliated persons, related bodies corporate and related persons of the Joint Lead Managers and Co-Lead Managers for any loss incurred directly or indirectly arising out of or in connection with the Offer.

12.5.1.4 Termination

Each Joint Lead Manager may terminate its obligations under the Offer Management Agreement upon the occurrence of a number of events.

If any of the termination events in the paragraphs below occur before Settlement or such other time as specified in those paragraphs, a Joint Lead Manager may terminate all of its obligations under the Offer Management Agreement.

In the case of the events in the paragraphs below which are marked with an asterisk, a Joint Lead Manager may only terminate its obligations under the Offer Management Agreement if it has reasonable grounds to believe and does believe that:

(a) the event has or is likely to have a materially adverse effect on the outcome or success of the Offer or the likely price at which the Shares will trade on ASX;

(b) could give rise to a liability for the Joint Lead Manager under the Corporations Act or any applicable laws; or

(c) has or is likely to have a materially adverse effect on the willingness of institutional investors (or would in the absence of any contractual obligation have or be likely to have such a material adverse effect) to pay the Final Price.

Events

(a) **(disclosures in Prospectus)**) a statement contained in this Prospectus is misleading or deceptive, or a matter is omitted from this Prospectus (having regard to the provisions of sections 710, 711 and 716 of the Corporations Act), or this Prospectus otherwise fails to comply with the Corporations Act, the Listing Rules or other applicable laws;

(b) **(disclosures in the International Offering Circular or the Pricing Disclosure Package)** the International Offering Circular or the Pricing Disclosure Package includes:

(i) an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(ii) any forecast, expression of opinion, intention or expectation expressed in the International Offering Circular or the Pricing Disclosure Package which is not, in all material respects, fair and honest and based on reasonable assumptions, when taken as a whole;

(c) **(supplementary prospectus)** the Company issues or in the reasonable opinion of the Joint Lead Managers becomes required to issue, a supplementary prospectus or to file or register any supplementary document required by New Zealand securities laws;

(d) **(offences by Directors)** any of the following occurs:

(i) a Director of the Company is charged with an indictable offence;

(ii) any Director of the Company is disqualified from managing a corporation under the Corporations Act; or

(iii) the chairman or chief investment officer of the Company vacates his or her office;

(e) **(listing approval)** approval is refused or not granted, other that subject to customary conditions, to:

(i) the Company's admission to the official list of ASX; or

(ii) the official quotation of all of the Shares on ASX;

on or before the date the Institutional Offer opens, or if granted, the approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld;

(f) **(notifications)**) any of the following notifications are made:

(i) ASIC holding a hearing under section 739(2) of the Corporations Act or issuing an order (including an interim order) under section 739 of the Corporations Act;

(ii) an application is made by ASIC for an order under Part 9.5 of the Corporations Act in relation to the Offer or this Prospectus;

(iii) ASIC commences any inquiry, investigation or hearing under Part 3 of the *Australian Securities and Investments Commission Act 2001* (Cth) in relation to the Offer or this Prospectus;

(iv) any person gives a notice under section 733(3) of the Corporations Act or any person (other than a Joint Lead Manager) who has previously consented to the inclusion of their name or any statement in this Prospectus withdraws that consent;

(v) any person gives a notice under section 730 of the Corporations Act in relation to this Prospectus;

(g) **(NZ notifications)** any New Zealand regulatory body in respect of the Offer issues an order suspending or cancelling the issue or use of the New Zealand Investment Statement or any advertisement, or preventing the Company from issuing the New Zealand Investment Statement or any advertisement or the New Zealand Securities Commission exercises any power under Part 3 of the Securities Act 1978 (NZ) in relation to the Offer;

(h) **(withdrawal)** the Company withdraws this Prospectus, the New Zealand Investment Statement, the International Offering Circular or the Offer;

(i) **(consent)** any person whose consent to the issue of this Prospectus is required by section 720 of the Corporations Act who has previously consented to the issue of this Prospectus withdraws such consent or any person otherwise named in this Prospectus with their consent (other than a Joint Lead Manager) withdraws such consent;

(j) **(material adverse change)** any material adverse change occurs or an event occurs which is likely to give rise to a material adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Group including:

(i) any change in the earnings, prospects or forecasts of the Group from those disclosed in this Prospectus, the New Zealand Investment Statement or the International Offering Circular;

(ii) any change in the nature of the business conducted by the Group;

(iii) any change in the assets, liabilities, financial position or performance, profits or losses of the Group from those respectively disclosed in this Prospectus, the New Zealand Investment Statement or the International Offering Circular; and

(k) **(insolvency)** the Company or any member of the Group is insolvent or there is an act or omission made which may result in the Company or any member of the Group becoming insolvent;

(l) **(market fall)** the S&P/ASX 200 Index is, at the close of normal trading on ASX on any business day until Settlement, lower than 90% of the level of that index as at the last close of normal trading on ASX on:

(i) the business day immediately preceding the date of the Offer Management Agreement and remains at or below that level for at least 3 consecutive business days or until the end of the day before the Settlement Date; or

(ii) on the Institutional Offer Closing Date and remains at or below that level for at least 3 consecutive business days or until the end of the day before the Settlement Date;

(m) **(disruption in financial markets)** either of the following occurs:

(i) a general moratorium on commercial banking activities in Australia, the United States of America or the United Kingdom is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; or

(ii) trading in all securities quoted or listed on ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for one day on which that exchange is open for trading,

in either case the effect of which is such as to make it, in the reasonable judgment of the Joint Lead Managers, impractical to promote the Offer or to enforce contracts to subscribe for the Shares;

(n) *(**disclosures in due diligence report**) the due diligence report or any other information supplied by or on behalf of the Company to the Joint Lead Managers in relation to the Group or the Offer is misleading or deceptive;

(o) *(**material contracts**) any term of a material contract is varied, terminated, rescinded or altered without the prior consent of the Joint Lead Managers or any material contract is found to be void or voidable;

(p) *(**legal proceedings**) any of the following occurs:

(i) the commencement of legal proceedings against the Company or any Director of the Company;

(ii) any regulatory body commences any inquiry or public action against a Director of the Company in his or her capacity as such or announces that it intends to take any such action;

(q) *(**change of law**) there is introduced, or there is a public announcement of a proposal to introduce, a new law or government policy in Australia (including a policy of the Reserve Bank of Australia), any member state of the European Union, Canada, South Africa or the United States of America (other than a law or policy announced prior to the date of the Offer Management Agreement);

(r) *(**change in management**) a change in senior management or the Board of Directors of the Company occurs;

(s) *(**breach**) the Company fails to perform or observe any of its obligations under the Offer Management Agreement;

(t) *(**Certificate**) any Certificate given under the Offer Management Agreement by the Company is false, misleading or inaccurate;

(u) *(**representations and warranties**) a representation or warranty contained in the Offer Management Agreement on the part of the Company is not true or correct;

(v) *(**hostilities**) in respect of any one or more of the United States of America, Australia, New Zealand, any member state of the European Union, the United Kingdom, Canada, South Africa, Indonesia, North Korea, South Korea, China or Japan:

(i) hostilities not presently existing commence;

(ii) a major escalation in existing hostilities occurs;

(iii) a declaration is made of a national emergency or war;

(iv) a major terrorist act is perpetrated on any of those countries or a diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world; or

(w) *(**financial markets**) there is any adverse change or disruption to the existing financial markets, political or economic conditions of Australia, the United States of America, the United Kingdom or the international financial markets or any change in national or international political, financial or economic conditions;

(x) *(**fraud**) the Company or any of its Directors or officers (as that term is defined in the Corporations Act), engage in any fraudulent conduct or activity whether or not in connection with the Offer; or

(y) *(**Offer timetable**) an event specified in the Offer timetable is delayed for more than 2 business days.

12.5.2 Summary of debt financing arrangements

12.5.2.1 Summary of facilities

The Company has received a commitment from ABN AMRO Bank N.V (Australia Branch), National Australia Bank Limited and The Royal Bank of Scotland plc, Australia Branch ("Banks") to enter into a Subscription Agreement ("IPO Facilities Agreement") with Boart Longyear Management Pty Limited and Longyear Canada, ULC ("Initial Borrowers"), the Company and various of the Company's subsidiaries (the Initial Borrowers, the Company and such subsidiaries are together the "Guarantors") for the Banks to provide the following interest bearing debt facilities ("IPO Facilities"):

12.5.2.2 Conditions precedent

The right of the Initial Borrowers and any Guarantor which becomes a borrower under the IPO Facilities Agreement (the Initial Borrowers and such Guarantors are together the "Borrowers") to make the first and subsequent drawings under the IPO Facilities will be subject to the satisfaction of various conditions precedent which are typical of financing facilities of this type.

12.5.2.3 Use of proceeds

The IPO Facilities, in conjunction with the proceeds of the Offer (refer to Section 1.9), will be made available to the Borrowers for the following purposes:

- in the case of the Term Facilities, towards repaying a portion of the Boart Longyear Group's existing external debt, paying the costs and expenses incurred by the Company in relation to the Offer and funding general corporate requirements of the Boart Longyear Group; and
- in the case of the Revolving Facility, to fund:
  - acquisitions which comply with the acquisitions parameters set out in the IPO Facilities Agreement;
  - the working capital and capital expenditure requirements of the Boart Longyear Group;
  - general corporate requirements of the Boart Longyear Group; and
- in the case of both the Term Facilities and Revolving Facility, for any other purpose approved by the Banks.

Part of the proceeds of the Offer will be used to repay the balance of the money owing under the Boart Longyear Group's existing external debt facilities.

It is intended that Term Facility A and Term Facility B (together the "Term Facilities") as set out in Table 12.1 below will be fully drawn immediately following completion of the Offer. The Revolving Facility will be utilised to fund seasonal or inter-month working capital movements during the course of the year. Based on the forecast cash flow of the Company for the 2007 financial year, the Revolving Facility is estimated to vary between a net drawdown and a net positive cash balance. The Revolving Facility is estimated to be drawn down, net of cash balances, to a level of between US$35 million and US$45 million at the Settlement date.

Table 12.1 Summary of debt facilities

Facility	Limit (US$m)	Type of funding	Maturity date	Repayment and interest
Term Facility A	585.0	Cash advances	Three years from the date of first drawdown of the IPO Facilities	Principal repayable on the maturity date Interest payable at the end of each interest period
Term Facility B	65.0[1]	Cash advances	Five years and one day from the date of first drawdown of the IPO Facilities	Principal repayable on the maturity date Interest payable at the end of each interest period
Revolving Facility	200.0	Cash advances, bank guarantees and letters of credit	Five years from the date of first drawdown of the IPO Facilities	Principal repayable on the maturity date Interest payable at the end of each interest period

Note:
1. Funding available in Canadian dollars.

12.5.2.4 Guarantee

The IPO Facilities will be unsecured but will be guaranteed by the Guarantors. Under the terms of the IPO Facilities Agreement, certain subsidiaries of the Company will be required to become guarantors of the IPO Facilities, subject to compliance with applicable financial assistance laws in the jurisdiction of incorporation of the subsidiary.

12.5.2.5 Interest

For cash advances under the IPO Facilities, interest will be payable at a rate equal to the sum of the relevant base rate plus the relevant margin, which adjusts in accordance with the leverage ratio of the Boart Longyear Group.

The Boart Longyear Group has implemented two separate US dollar fixed to floating interest rate hedges under which the Boart Longyear Group will have US$528 million in aggregate of its interest rate exposure at IPO at a weighted average base interest rate of 4.99% pa. The first interest rate swap arrangement was effective from 5 August 2005 and has a three and a half year maturity. The second interest rate swap arrangement was effective from 20 October 2006 and has a five year maturity. The aggregate amount of interest rate exposure will reduce over the life of the respective interest rate swap arrangements.

12.5.2.6 Representations, warranties, undertakings and events of default

The IPO Facilities Agreement contains representations, warranties and undertakings from the Borrowers, the Guarantors and any subsidiaries which become guarantors of the IPO Facilities ("Obligors"). The representations, warranties and undertakings are typical of financing facilities of this type.

The IPO Facilities Agreement also contains certain undertakings and events of default typical of financing facilities of this type.

12.5.2.7 Review events

It is a review event if:

- any person obtains control (as defined in the Corporations Act) of the Company; or
- following the IPO:
  - the trading in the ordinary shares and other equity securities in the Company on the Australian Securities Exchange is suspended and that suspension continues for an uninterrupted period of more than five business days; or
  - the Company is de listed by the Australian Securities Exchange.

On the occurrence of the review event, the Company and the Banks will consult for at least 60 days to establish the impact of the review event and formulate a remedial action plan. If the review event and remedial action plan are not acceptable to the Banks, the Borrowers must repay all money outstanding under the IPO Facilities within 60 days of receiving notice that repayment is required and the Banks may immediately cancel their commitments. If the review event and remedial action are acceptable to the Banks subject to revised terms, each Obligor and the Banks will take reasonable steps to promptly implement those revised terms. However, if the revised terms have not been implemented to the satisfaction of the Banks within 60 days of the Banks notifying the Company of the revised terms, the Borrowers must repay all money outstanding under the IPO Facilities within 60 days of receiving that notice and the Banks may immediately cancel their commitments.

12.6 ASIC relief

ASIC has granted a modification of section 707 of the Corporations Act to permit, without the requirement to lodge a further disclosure document, the resale of Shares issued to Institutional Investors under the International Offering Circular and to New Zealand residents under the New Zealand Investment Statement.

12.7 ASX waivers and exemptions

ASX has approved 'in-principle' the grant of a waiver of the following rules:

- Listing Rule 7.1 in connection with the issue of securities to an underwriter of the Dividend Reinvestment Plan (refer to Section 12.8);
- Listing Rule 10.11 in connection with the issue of Shares to Paul Brunner and David McLemore upon exchange of the Exchangeable Notes (refer to Section 12.3.2);
- Listing Rule 10.11 in connection with the issue of Shares to the Non Executive Directors (refer to Section 12.10.1.1); and
- Listing Rule 10.11 in connection with the issue of Shares to Paul Brunner as described in Section 3.11.

The Company will formally apply for a waiver of these Listing Rules at the time of lodgement of its application for admission to the official list of ASX.

12.8 Dividend Reinvestment Plan
The Directors have approved and may implement a Dividend Reinvestment Plan ("DRP").

The rules of the DRP are typical of a dividend reinvestment plan operated by an ASX listed company. Shareholders who elect to participate in the DRP will be able to reinvest the dividends they are entitled to receive in Shares rather than receiving those dividends in cash. Shareholders may choose to participate in the DRP in respect of some or all of their Shares. The Board may choose to enter into underwriting arrangements from time to time for the partial or full underwriting of any shortfall in the DRP take up with respect to a particular dividend.

The DRP will commence on the date determined by the Board, and may be varied, terminated or suspended by the Board at any time, according to the rules of the DRP. As at the date of this Prospectus, the Board has not decided to commence the DRP.

A Shareholder subject to the laws of another country may not participate in the DRP until the Board is satisfied that such participation will not constitute a breach of the laws of that country or place.

A copy of the rules of the DRP will be made available by the Group to Shareholders in advance of the record date for the first dividend in respect of which the Board determines to commence the DRP. Alternatively, a copy of the rules of the DRP will be available on Boart Longyear's website at www.boartlongyear.com.

12.9 Australian taxation considerations
This is a general description of the Australian income tax consequences for investors who acquire Shares through the Retail Offer or Institutional Offer.

The taxation summary seeks to provide Australian tax resident individual Shareholders, Australian tax resident complying superannuation fund Shareholders, Australian tax resident corporate Shareholders and tax non-resident Shareholders with an overview of the relevant Australian income tax considerations associated with the payment of dividends by the Group and the future disposal of their Shares.

The Australian tax laws are complex. The summary is general in nature and is not intended to be an authoritative or complete statement of the applicable law. The individual circumstances of each investor may affect the taxation implications of the investment of that investor. Investors should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances.

Boart Longyear disclaims all liability to any investor or other party for all costs, losses, damages and liabilities that the investor or other party may suffer or incur arising from or relating to or in any way connected with the contents of this summary or the provision of this summary to the investor or any other party or the reliance on it by the investor or any other party.

Unless otherwise indicated, these comments are based on the income tax law, established interpretations of that law and understanding of the practice of the tax authority in Australia as at the date of this Prospectus. Investors should also be aware that the Australian tax rules are continuing to undergo significant change.

12.9.1 Taxation of Dividends
Dividends are paid to Shareholders from the accounting profits of Boart Longyear. Shareholders will receive credits for any Australian corporate tax that has been paid on these profits. These credits are known as 'franking credits' and they represent the extent to which a dividend is 'franked'. It is possible for a dividend to be fully or partly franked or unfranked. Where a dividend is partly franked, the franked portion is treated as fully franked and the remainder as being unfranked.

It should be noted that the definition of dividend for Australian income tax purposes is broad and can include certain capital returns and off-market share buy-backs.

12.9.1.1 Australian tax resident Shareholders – individuals
Individual Australian tax resident Shareholders will need to include dividends in their assessable income in the income year in which the dividend is paid. In addition, to the extent that the dividends are franked, then the franking credits attaching to the franked dividends must also be included in their assessable income (that is, the dividend is grossed-up). Shareholders are taxed at their prevailing marginal rate on the dividend and franking credits received.

Individual Shareholders will be entitled to a 'tax offset' equal to the amount of franking credits received. Individual Shareholders will receive a tax benefit if the franking credits attached to the dividend exceed their tax payable on the receipt of the dividend. Individual Shareholders will need to pay additional tax if the tax payable as a result of receiving the dividend exceeds the franking credits attached to the dividend. Individual Shareholders are entitled to claim a refund for any excess franking credits.

To the extent that the dividend is unfranked, there is no gross-up and Shareholders should generally be taxed at their prevailing marginal rate on the dividend received, with no tax offset.

In order for individual Shareholders to be entitled to claim the tax offset in relation to the franked dividend amount, the recipient of the dividend must be a 'qualified person'. Broadly, to be a qualified person, two tests must be satisfied, namely the 'holding period rule' and the 'related payments rule'.

In broad terms, if individual Shareholders have held the Shares at risk for at least 45 days (excluding the dates of acquisition and disposal), they are able to claim a tax offset for the amount of any franking credits attaching to the dividend.

12.9.1.2 Australian tax resident Shareholders - corporations

Dividends payable to Australian tax resident corporate Shareholders will be included in their assessable income in the income year the dividend is paid. To the extent that the dividends are franked, then the franking credits attaching to the franked dividend must also be included in assessable income (that is, the dividend is grossed-up). The corporate Shareholder may be entitled to a tax offset equal to the amount of franking credits received. This would result in the dividend being free of further company tax to the extent that it is franked. Corporate Shareholders are unable to claim refunds for excess franking offsets. However, where excess franking offsets exist, they may be converted into carry forward tax losses. A fully franked dividend should effectively be free of tax to a corporate Shareholder.

To the extent that the dividend is unfranked, there is no gross-up and corporate Shareholders should generally be taxed at the company tax rate on the dividend received, with no tax offset.

Corporate shareholders are also entitled to a franking credit in their franking accounts equal to the franking credit attaching to the dividend. Corporate shareholders can then use the credit to make frankable distributions to their shareholders.

12.9.1.3 Australian tax resident Shareholders - complying superannuation funds

In general terms, complying superannuation funds treat the receipt of a dividend in the same way as an individual.

12.9.1.4 Non-resident Shareholders – general

Generally, dividends payable to non-resident (for tax purposes) Shareholders will be subject to dividend withholding tax to the extent that they are unfranked. Australian dividend withholding tax is imposed at 30% unless a Shareholder is a resident of a country with which Australia has concluded a double taxation agreement. In these circumstances, the withholding tax is generally then limited to 15%. Unfranked dividends attributable to certain types of foreign income may also be distributed free of withholding tax.

Fully franked dividends are not subject to Australian dividend withholding tax. In certain circumstances, non-resident (for tax purposes) Shareholders may be assessable for tax on any such dividends. They should also consider the impact of dividends under their domestic tax regime.

12.9.2 Taxation of future Share disposals

12.9.2.1 Australian tax resident Shareholders - general

Australian tax resident Shareholders who trade Shares in the ordinary course of their business and/or hold their Shares on revenue account must include any gains made on the disposal of their Shares in their assessable income. Shareholders who include gains made on the disposal of their Shares in their assessable income are not assessed for capital gains tax on the disposal.

All other Shareholders will hold their Shares on capital account. These Shareholders must consider the impact of Australian capital gains tax rules on the disposal of their Shares.

A Shareholder derives a capital gain on the disposal of Shares where the capital proceeds received on disposal exceed the capital gains tax cost base of those Shares. The cost base of each Shareholder should generally be equal to the issue price of the Shares and, among other things, include any incidental costs of acquisition and non-deductible interest expenditure in acquiring the Shares.

A Shareholder incurs a capital loss on the disposal of Shares where the capital proceeds received on disposal are less than the reduced capital gains tax cost base of the Shares.

All capital gains and losses for the income year are added together to produce a net capital gain position for that income year. A net capital gain for an income year is included in the Shareholder's assessable income and is subject to taxation in Australia. A net capital loss is effectively quarantined and may generally be carried forward to the next income year to be deducted against future capital gains.

12.9.2.2 Non-resident Shareholders – general
Non-resident (for tax purposes) Shareholders who hold Shares on revenue account may need to include profits from the sale of Shares in their assessable income. Applicable double taxation agreements may provide relief from Australian taxation.

Non-resident Shareholders who do not hold Shares on revenue account may be subject to Australian capital gains tax upon disposal of their Shares where 50% or more of the company is represented by Australian real property and the shareholder owned at least 10% of the Shares at the time of disposal or for at least 12 months during the 24 months before the disposal.

12.9.2.3 Individual Shareholders – capital gains tax concession
Australian tax resident individual Shareholders may be entitled to a concession on the amount of capital gains assessed. The concession is available to individual Shareholders who hold their Shares for at least 12 months prior to disposal. The concession results in only 50% of any capital gain being assessable. Capital losses must be applied first to reduce capital gains before applying the discount capital gains tax provisions. The concession is not available to corporate Shareholders.

The capital gains tax treatment of Australian tax resident complying superannuation fund Shareholders is, in general, the same as that set out for Australian tax resident individuals, except that the capital gains tax discount is one third rather than 50%.

12.9.3 Tax File Number and Australian Business Number
You are not obliged to quote your tax file number ("TFN"), or where relevant, Australian Business Number ("ABN"), to the Company. However, if a TFN or ABN is not quoted and no exemption is applicable, tax is required to be deducted by the Company at the highest marginal rate (currently 45%) plus Medicare Levy (currently 1.5%) from certain distributions.

No withholding requirement applies in respect of fully franked dividends paid by the Company on the Shares.

12.9.4 Stamp duty
No stamp duty will be payable by successful Applicants or bidders on the issue of Shares to successful Applicants or bidders pursuant to the Offer. In addition, under current stamp duty legislation, no stamp duty would ordinarily be payable on any subsequent transfer of Shares by successful Applicants or bidders.

12.9.5 Goods and services tax
Under current Australian law, goods and services tax will not be payable in respect of any issue or transfer of Shares.

12.10 Interests of Directors, existing investors, advisors and promoters
Other than as stated in this Section 12.10 or elsewhere in this Prospectus:

- no amount has been paid or agreed to be paid and no benefit has been given or agreed to be given to a Director, or proposed Director, to induce them to become, or to qualify as, a Director;
- none of the following persons:

  (a) a Director or proposed Director;

  (b) each person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

  (c) a promoter of the Company; or

  (d) a broker to the Offer,

  holds or has held at any time in the two years before lodgement of this Prospectus with ASIC, an interest in:

  (a) the formation or promotion of the Company;

  (b) the Offer; or

  (c) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

was paid or given, or agreed to be paid or given, any amount or benefit for services provided by such person in connection with the formation or promotion of the Company or the Offer.

12.10.1 Interests of Directors
12.10.1.1 Interests in Shares
The Non-Executive Directors (and their associates) are entitled to and have noted an intention to apply for Shares in the Offer. The Company has also agreed to grant additional Shares to the Directors (or their associates) in consideration for their assistance in relation to recent acquisitions and in preparing the Company for the Offer. Those additional Shares will be granted subject to certain conditions, being:

- they will vest upon the third anniversary of the grant, subject to the Non Executive Director remaining in that capacity for that time;
- there will be a restriction upon sale until the earlier of 10 years from the grant date, the Non Executive Director leaving to hold office or the Board's discretion; and
- certain trigger events, such as a change of control, may cause an earlier vesting.

Table 12.2: Non-Executive Directors' interests in Shares

Director	Number of Shares to be applied for under the Offer[1]	Number of additional Shares to be granted by the Company in consideration for their services[1]	Total[1]
Graham Bradley (Chairman)	1,813,472	471,503	2,284,974
Bruce Brook (Non-Executive Director)	103,627	44,042	147,669
Geoff Handley (Non-Executive Director)	51,813	31,088	82,902
Peter St George (Non-Executive Director)	207,254	69,948	277,202
David McLemore (Non-Executive Director)	-	-	800,000[2]

Note:
1. Based on the mid-point of the Indicative Price Range.
2. See Section 12.10.1.4 for further information.

In addition to the Shares set out in Table 12.2 above, Section 12.10.1.4 contains details regarding the interests of Paul Brunner and David McLemore in the Company, who are Vendors.

12.10.1.2 Remuneration

Under the Constitution, Non Executive Directors are entitled to such remuneration as is determined by the Board, which remuneration must not exceed in aggregate the maximum amount initially fixed by the Directors or such higher amount subsequently approved by the Company in general meeting. Currently, it has been determined that such remuneration will not exceed A$2 million per annum to be apportioned among the Non Executive Directors as the Board determines in its absolute discretion. The Directors acknowledge that as Boart Longyear grows, the demands on the Directors will increase and the Directors' fees will be increased commensurate with their responsibilities and workload, as determined by the Board and approved by Shareholders.

For FY2007, the base fee payable to each Non Executive Director (excluding the Chairman) is A$120,000 pa (before tax), excluding superannuation. The base fee payable to the Chairman is A$360,000 pa (before tax), excluding superannuation. Additional fees are payable to Non Executive Directors for committee memberships and are calculated at a rate of 10% of the base fee for a Non Executive Director for membership of a committee and 20% of the base fee for a Non Executive Director for chairmanship of a committee. The committee fees are not inclusive of superannuation. Non Executive Directors may elect to receive any part, or all of the annual fees (including committee fees as Shares in Company in lieu of cash). Non Executive Directors may also be reimbursed for expenses properly incurred as a Director in the course of performing their duties.

12.10.1.3 Deed of access, indemnity and insurance

The Company has entered into a deed of access, indemnity, and insurance with each Director, which confirms the Director's right of access to Board papers and documents relating to the Directors and requires the Company to indemnify the Director for liability incurred as an officer and promoter of the Company, subject to the restrictions imposed by the Corporations Act and the terms of the Constitution. The deed provides that the Company must advance to the Director reasonable costs incurred or expected to be incurred by the Director in defending certain proceedings.

The deed provides that the Company must keep a complete set of Board papers and that the Director be allowed access to, and a copy of, the Board papers in certain circumstances.

The deed requires the Company to maintain a policy of insurance which insures the Director against liability as a director and officer of the Boart Longyear Group from the date of the deed until the later of the date which is seven years after the Director ceases to hold office as a director of the Company and the date that any relevant proceedings commenced or threatened during the period of seven years after the Director ceases to hold office have been fully resolved.

12.10.1.4 Other interests of Directors

Paul Brunner

Paul Brunner (Managing Director) invested in the Boart Longyear Group alongside Advent International and Bain Capital in 2005 (refer to Section 3.2). In addition, he acquired an interest in the group as a result of the equity arrangements outlined in Section 3.11.

As part of the shareholder arrangements entered into in 2006, it was agreed that, in the event of an initial public offering, Mr Brunner would reinvest approximately 50% of his interest in the Company on an after tax basis.

In accordance with these arrangements and based on the mid-point of the Indicative Price Range, and a foreign exchange rate assumption of US$0.771: A$1.00 on the Closing Date of the Institutional Offer, Mr Brunner is expected to hold approximately 16.7 million Shares in the Company (taking into account his initial investment and assuming vesting of his equity arrangements in October 2007). These Shares are subject to the disposal restrictions set out in Section 3.11. In addition, Mr Brunner is expected to receive approximately US$24.9 million on an after tax basis net of certain investment related expenses.

Executive Service Agreement: Paul Brunner

Longyear Holdings, Inc. has entered into an executive services agreement with Paul Brunner for a three year term under which he will be entitled to receive a base salary of US$875,000 per annum. In addition to his base salary, Mr Brunner is entitled to receive an annual bonus of up to 100% of his base salary if he meets specified corporate and personal goals. He is also entitled to other cash and non-cash benefits, including a car allowance, reimbursement of tax and financial planning fees. Mr Brunner will be eligible, at the Board's discretion, to participate in the employee share plan discussed in Section 12.4.

The specified corporate and personal goals under which Mr Brunner's bonus will be determined include targets for the achievement of and exceeding the prospectus forecast.

Mr Brunner is subject to a 12 month non-compete restraint following the term of his agreement or in the event that his agreement is terminated before the end of its term, which can be extended for a further 12 months under certain circumstances.

If Mr Brunner's employment is terminated without cause, or if he terminates his employment for good reason, he is entitled to certain benefits, including:

- the payment of unpaid and accrued base salary;
- a pro-rata annual bonus for the year of termination;
- reimbursement of reasonable expenses incurred in relocating out of Utah; and
- monthly severance payments equal to his monthly base salary at the time of termination, payable for a period of 18 months.

Mr Brunner can terminate his employment for good reason if there is a material adverse change in his title, authority or duties, his base salary or annual bonus is reduced or any other material breach of his agreement. Alternatively, Longyear Holdings Inc. can terminate Mr Brunner's employment with cause in certain circumstances such as conviction of a criminal offence, breach of any duty owed to the company or if he refuses to perform the lawful directives of the board.

David McLemore

David McLemore (Non-Executive Director) also invested in the Boart Longyear Group alongside Advent International and Bain Capital in 2005. As a result of this investment Mr McLemore is expected to hold approximately 0.8 million shares in the Company following the Offering and will receive approximately US$10.8 million in after tax proceeds (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer) after taking account of certain investment related expenses. The Shares held by Mr McLemore will not be subject to disposal restrictions. However, the Shares will be subject to the standard trading restrictions applicable to the Directors.

12.10.2 Interests of existing investors
The Vendors will hold:

- approximately 674 million Redeemable Notes which will be redeemed at the Final Price shortly after completion of the Offer (refer to Section 3.2); and
- approximately 216 million Shares on Allotment following exchange of Exchangeable Notes issued at Settlement (refer to Section 1.9).

Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 at the Closing Date of the Institutional Offer, the value of the redemption proceeds that will be received by Vendors is A$1,301 million and the value of the Shares that will be held by Vendors is A$417 million. These Shares will represent approximately 14.5% of the value of the Company's issued capital after completion of the Offer (refer to Section 1.10).

12.10.2.1 Interests of Macquarie Bank
Macquarie Bank and its subsidiaries ("Macquarie") have a number of relationships with the existing shareholders and the Company:

- Macquarie is an existing shareholder. Macquarie will hold approximately A$57 million in Shares after completion of the Offer (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 at the Closing Date of the Institutional Offer), representing approximately 2.0% of the Company's issued capital (refer to Section 1.9).
- Macquarie has agreed to an escrow arrangement with the Company under which it will be restricted from dealing with the Shares until the earlier of one year after the Settlement of the Offer or three business days after the announcement of the Company's FY2007 results; and
- Macquarie is Global Coordinator and Joint Lead Manager to the Offer (refer to Section 12.5.1).

12.10.3 Interests of advisors and experts
Macquarie Equity Capital Markets has acted as Global Coordinator and Joint Lead Manager to the Offer. Goldman Sachs JBWere and UBS have acted as Joint Lead Managers to the Offer. The Company has agreed to pay Macquarie Equity Capital Markets in their capacity as Global Coordinator the amount in accordance with the Offer Management Agreement referred to in Section 12.5.1 for these services, and to distribute from this fees payable to the Joint Lead Managers and Co-Lead Managers.

The Company has entered into an agreement with Macquarie Bank and MECM under which they provide investment banking services to the Company (subject to certain exclusions) up until 8 August 2008, for which they will be entitled to receive fees in an amount to be agreed with the Company.

Allens Arthur Robinson has acted as Australian legal advisor to the Company in connection with the Offer and has performed work in relation to the Australian due diligence inquiries on legal matters. The Company has agreed to pay Allens Arthur Robinson A$850,000 (excluding GST) for such services to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its time-based charges.

Deloitte Touche Tohmatsu has prepared the Investigating Accountant's Report on Historical Financial Information included in Section 9 and has performed work in relation to the due diligence inquiries regarding historical financial information and taxation matters. The Company has agreed to pay Deloitte Touche Tohmatsu approximately A$1,328,000 (excluding GST) for such services to the date of this Prospectus. Further amounts may be paid to Deloitte Touche Tohmatsu in accordance with its time-based charges.

Deloitte Corporate Finance Pty Ltd has prepared the Independent Review of Directors' Forecasts included in Section 11 and has performed work in relation to the due diligence inquiries regarding Forecast Financial Information. The Company has agreed to pay Deloitte Corporate Finance Pty Ltd approximately A$1,421,000 (excluding GST) for such services to the date of this Prospectus. Further amounts may be paid to Deloitte Corporate Finance Pty Ltd for due diligence services in relation to the acquisition of Connors, Grimwood Davies and KWL ($1,086,000).

The interests of Co-Lead Managers are provided in the summary of the Offer Management Agreement in Section 12.5.1.

12.11 Consents and disclaimers of responsibility

Written consents have been given and, at the time of lodgement of this Prospectus with ASIC, had not been withdrawn by the following parties:

- Macquarie Equity Capital Markets has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Global Coordinator and Joint Lead Manager to the Offer in the form and context in which it is named;
- Goldman Sachs JBWere Pty Ltd and UBS have given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, their written consent to be named in this Prospectus as Joint Lead Manager to the Offer in the form and context in which they are named;
- ABN AMRO Rothschild, Credit Suisse (Australia) Limited and JP Morgan Australia Limited have given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, their written consent to be named in this Prospectus as Co-Lead Managers to the Offer in the form and context in which they are named;
- Allens Arthur Robinson has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus in the form and context in which it is named;
- Deloitte Touche Tohmatsu has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to the inclusion of its Investigating Accountant's Report on Historical Financial Information included in Section 8 and to be named in this Prospectus in the form and context in which it is named;
- Deloitte Corporate Finance Pty Ltd has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to the inclusion of its Independent Review of Directors' Forecast included in Section 11 and to be named in this Prospectus in the form and context in which it is named; and
- Metal Economics Group has given, and not withdrawn prior to lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus in the form and context in which it is named.

No entity referred to above has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, except as stated above. Each of the persons referred to above expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus. This applies to the maximum extent permitted by law and does not apply to any matter to the extent to which consent is given above. None of the advisors or experts referred to above has caused or authorised the issue of this Prospectus.

12.12 Costs of the Offer

If the Offer proceeds, the total estimated costs in connection with the Offer (including advisory, legal, accounting, tax, stamp duty, listing and administrative fees, as well as printing, advertising and other expenses) are currently estimated to be approximately A$93 million (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 at the Closing Date of the Institutional Offer). This amount will be paid by the Company from funds raised under the Offer.

12.13 Litigation and claims

So far as the Directors are aware, there are no current or threatened civil litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions of a material nature in which Boart Longyear is directly or indirectly concerned which may have a material adverse affect on the business or financial position of the Group.

The Company and its external consultants are currently investigating alleged conduct involving misappropriation within the Company's Russian operations. While this investigation is still underway, based on investigations to date and the amounts involved, the Directors do not believe this matter will have a material adverse affect on the business or financial results of the Group. Additionally, the Company and its external consultants are investigating alleged business entertainment expenses and gifts and payments made to certain customers to determine whether such conduct may have violated any applicable laws or regulations. This investigation is also still underway; however, at this stage any amounts involved are not believed to be significant and no determination has been made of any violation of any laws or regulations.

12.14 Governing law

This Prospectus and the contracts that arise from the acceptance of the Applications and bids under this Prospectus are governed by the law applicable in New South Wales and each Applicant and bidder submits to the exclusive jurisdiction of the courts of New South Wales.

12.15 ASX admission and quotation

The Company will apply, within seven days of the date of this Prospectus, to ASX for admission to the official list of ASX and for official quotation of the Shares on the market operated by ASX.

Quotation of the Shares on ASX is expected to occur initially on a conditional and deferred settlement basis on or about 5 April 2007.

12.16 Appendix containing additional financial information

Investors should note that a separate Appendix dated the date of this Prospectus has been prepared and lodged with ASIC. The Appendix contains detailed pro forma historical financial information about the Company and information regarding the accounting policies adopted in connection with the preparation of that pro forma historical financial information.

The Appendix expands on the pro forma historical financial information included within this Prospectus. The Company believes that the information in the Appendix is primarily of interest to professional analysts or advisors, or investors with similar specialist information needs. If you consider that the information in the Appendix may assist you in making your investment decision, you may obtain a copy of the Appendix free of charge by calling the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488.

The Appendix is taken to be included in this Prospectus in accordance with Section 712 of the Corporations Act.

12.17 Statement of Directors

The issue of this Prospectus has been authorised by each of the Directors. Each Director has consented to the lodgement of this Prospectus with ASIC and its issue, and has not withdrawn that consent.

GLOSSARY 13

13 GLOSSARY

A$	means Australian dollars.
AASB	means the Australian Accounting Standards Board.
ABN	means Australian Business Number.
Accounting Acquirer	means LGHI as set out in Section 8.2.5.
ACN	means Australian Company Number.
Acquired Businesses	means North West Drilling, Prosonic, Grimwood Davies, KWL, Connors and Diamond Drilling.
Advent International	means Advent International Corporation.
AIFRS	means Australian equivalents of International Financial Reporting Standards.
Anglo American	means Anglo American plc.
Applicant	means a person who submits a valid Application Form pursuant to this Prospectus.
Application	means an application to subscribe for Shares under this Prospectus.
Application Form	means an application form attached to or accompanying this Prospectus.
Application Monies	means the amount accompanying an Application Form submitted by an Applicant.
ASIC	means the Australian Securities and Investments Commission.
ASTC	means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).
ASTC Settlement Rules	means the ASTC Settlement Rules issued by ASTC.
ASX	means ASX Limited (ABN 98 008 624 691).
Bain Capital	means Bain BL Holdings, L.P., an investment vehicle affiliated with Bain Capital LLC.
Board	means the board of Directors.
Boart Longyear or **Boart Longyear Group** or **Company** or **Group**	means Boart Longyear Limited (ACN 123 053 728) and its subsidiaries or its predecessors, being the Boart Longyear division of Anglo American plc from 1 January 2005 to 29 July 2005, LGHI from 30 July 2005 to 9 October 2006 and RSHI from 10 October 2006 until 11 April 2007 and their subsidiaries.
Boart Longyear Businesses	means the businesses described in Section 5.1.
Boart Longyear Offer Information Lines	means the telephone line to enquire about the Offer, being 1800 781 633 or +61 2 8280 7488.
Boart Longyear Investments	means Boart Longyear Investments Pty Ltd (ACN 124 070 373), a wholly owned subsidiary of the Company.
Broker	means Participating Organisation, and includes each Syndicate Member.
Broker Firm Applicants	means persons offered a firm allocation of Shares by their Broker.

Broker Firm Offer	means the invitation under this Prospectus to Australian resident Retail Investor clients of Brokers who have received a firm allocation of Shares from their Broker, as described in Section 3.7.1.
C$	means Canadian dollars
CEO	means Chief Executive Officer.
CFO	means Chief Financial Officer.
CHESS	means the Clearing House Electronic Sub-register System, operated by ASTC.
Closing Date	means the date on which the Offer closes, being 28 March 2007 in respect of the Retail Offer or 3 April 2007 in respect of the Institutional Offer. These dates may be varied (e.g. brought forward) without prior notice by the Company and the Global Coordinator, in consultation with the Joint Lead Managers.
Co-Lead Managers	means collectively ABN AMRO Rothschild, Credit Suisse (Australia) Limited and JP Morgan Australia Limited.
Company	means Boart Longyear.
Connors	means Connors SA and Connors Argentina SA.
Consolidated Income Statement	means the income statement of the Group.
Consortium	means the consortium of institutional equity investors which contributed equity to the vehicles that acquired an interest in Longyear Global Holdings Inc.
Constitution	means the constitution of the Company.
COO	means Chief Operating Officer.
Corporations Act	means the Corporations Act 2001 (Cth).
Deloitte Touche Tohmatsu	means Deloitte Touche Tohmatsu (ABN 74 490 121 060).
Directors	means the directors of the Company.
Directors' Forecast	means the Directors' Pro Forma Forecast and the Directors' Statutory Forecast.
Directors' Pro Forma Forecast	means the pro forma forecast consolidated income statement and pro forma forecast capital expenditure for FY2007, as set out in Section 9.
Directors' Statutory Forecast	means the statutory forecast consolidated income statement for FY2007, as set out in Section 9.
DrillCorp	means Drillcorp Ltd.
DRP	means the dividend reinvestment plan as described in Section 12.8.
EBIT	means earnings before interest and Group tax.
EBITA	means earnings before interest, Group tax and amortisation.
EBITDA	means earnings before interest, Group tax, depreciation and amortisation.
EHS	means Environment, Health and Safety.

13 GLOSSARY

Energy Industry	means exploration drilling for the energy industry including the oil sand, oil shale, gas, coal exploration and coal bed methane segments and pre-collaring or casing of gas wells.
Environmental & Infrastructure Industry	means exploration drilling for the environmental, water, construction and geotechnical industries.
ESOP	means Executive Share Option Plan.
Exchangable Notes	means exchangable notes to be issued by Boart Longyear Investments to the Vendors.
Exposure Period	means the period of seven days from the date of this Prospectus, unless the period is extended by ASIC by up to a further seven days in which event it means the extended period.
Final Price	means the price which successful bidders and Applicants will pay for Shares under the Offer, as described in Section 3.8.3.
Forecast or Estimate	means Management's best estimate.
Forecast Financial Information	means the statutory or pro forma forecast financial information for the Forecast Period set out in Section 9.
Forecast Period	means the 12 months ending 31 December 2007.
FY	means the financial year ended or ending 31 December (as the context requires).
General Offer	means the offer to Australian and New Zealand resident Retail Investors who are not Broker Firm Applicants or Priority Offer Applicants.
General Offer Applicant	means an Applicant in the General Offer.
Global Coordinator, MECM or Macquarie Equity Capital Markets	means Macquarie Equity Capital Markets Limited (ACN 001 374 572).
Grimwood Davies	means Grimwood Davies Pty Ltd.
GST	means goods and services tax.
HIN	means Holder Identification Number.
Historical Financial Information	means the historical financial information for the Historical Periods as set out in Section 8.
Historical Periods	means FY2005 and FY2006.
Indicative Price Range	means the indicative price range for the Institutional Offer as specified in Section 3.8.2.
Institutional Investor	means an investor to whom offers or invitations in respect of Shares can be made without the need for a lodged prospectus or other formality, including in Australia persons to whom offers or invitations in respect of Shares can be made without the need for a lodged prospectus under section 708 of the Corporations Act.
Institutional Offer	means the invitation to Institutional Investors in Australia and a number of overseas jurisdictions and is made pursuant to this Prospectus and, where applicable, the International Offering Circular, as described in Section 3.6.

International Offering Circular	means the international offering circular under which the Institutional Offer will be made in certain overseas jurisdictions.
Joint Lead Managers	means MECM, Goldman Sachs JBWere Pty Ltd and UBS AG, Australia Branch.
Juniors	means as per the description in Section 4.2.1.4.
KWL	means the business and assets of KWL Drillrig Engineering Pty Ltd.
LGHI	means Longyear Global Holdings, Inc.
Listing	means the Company being included on the official list of ASX.
Listing Rules	means the listing rules of ASX.
Macquarie Bank	means Macquarie Bank Limited (ACN 008 583 542).
Macquarie European Investments	means Macquarie European Investments Pty Limited
Majors	has the meaning given in Section 4.2.1.4.
Management	means the Senior Management Team.
Management Investors	means those members of the Senior Management Team who currently have an equity interest in the Company and will continue to own shares in the Company following the Offer.
Minerals Drilling Industry	means exploration drilling conducted during the exploration, development, production or mine closure stage of mining operations.
New Zealand Investment Statement	means the investment statement prepared in connection with the Offer which complies with the Securities Act 1978 (NZ) and the Securities Regulation 1983 (NZ).
Non Executive Director	means a non-executive Director of the Company.
North America	means the United States and Canada.
North West Drilling	means North West Drilling Pty Ltd.
NPAT	means net profit after Group tax.
Offer	means the Retail Offer and the Institutional Offer.
Offer Management Agreement	means the offer management agreement between the Company and the Joint Lead Managers, as described in Section 12.5.1.
Offer Period	means the period during which the Retail Offer is open for receipt of Applications, being Monday, 12 March 2007 to Wednesday, 28 March 2007 unless varied.
Participating Organisation	means a participating organisation of the ASX.
Priority Offer Applicants	means an Applicant under the Priority Offer.
Priority Offer	means the invitation under this Prospectus to Australian and New Zealand resident Retail Investors by Boart Longyear, as described in Section 3.7.2.
Prosonic	means Prosonic Corporation.
Prospectus	means this prospectus, being a prospectus for the purpose of Chapter 6D of the Corporations Act.

13 GLOSSARY

QIB	means a qualified institutional buyer as defined in Rule 144A of the US Securities Act.
Redeemable Notes	means redeemable notes issued by Boart Longyear Investments to the Vendor.
Registry	means Link Market Services Limited (ABN 54 083 214 537).
Regulation D	means Regulation D promulgated under the US Securities Act.
Regulation S	means Regulation S promulgated under the US Securities Act.
Retail Investor	means an investor who is not an Institutional Investor.
Retail Offer	means the Broker Firm Offer, Priority Offer and the General Offer.
RSHI	means Resources Services Holdco, Inc.
Rule 144A	means Rule 144A promulgated under the US Securities Act.
Section	means a section of this Prospectus.
Senior Management Team	means the CEO, COO, CFO and the senior management team of Boart Longyear.
Settlement	means the date on which the Shares issued under the Offer are allocated to successful Applicants.
Share	means a fully paid ordinary share in the Company.
Shareholder	means a registered holder of a Share.
Subsidiary	has the meaning given in the Corporations Act, including wholly owned and joint venture subsidiaries.
SRN	means Securityholder Reference Number.
Syndicate Members	means the Global Coordinator, the Joint Lead Managers and the Co-Lead Managers.
TFN	means Tax File Number.
UK GAAP	means generally accepted accounting principles in the United Kingdom.
United States or **US**	means United States of America.
US$	means United States dollars.
US Persons	has the meaning given by Regulation S.
US Securities Act	means the United States Securities Act of 1933, as amended.
Vendors	means the Consortium, Advent International, Bain Capital, Management Investors and David McLemore.

CORPORATE DIRECTORY

Directors of Boart Longyear Limited
Graham Bradley (Chairman)
Paul Brunner (Chief Executive Officer)
Bruce Brook (Non Executive Director)
Geoff Handley (Non Executive Director)
David McLemore (Non Executive Director)
Peter St George (Non Executive Director)

Company Secretary
Fabrizio Rasetti

Registered Office
Level 25, Chifley Tower
Chifley Square
Sydney NSW 2000
Australia

Boart Longyear Website
www.boartlongyear.com

Boart Longyear Share Offer Website
www.boartlongyearshareoffer.com

Boart Longyear Offer Information Line
1800 781 633 or +61 2 8280 7488

Auditor to Boart Longyear
Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000

Investigating Accountant
Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000

Registry
Link Market Services Ltd
Level 12
680 George Street
Sydney NSW 2000

Global Coordinator
Macquarie Equity Capital Markets Limited
Level 9
No. 1 Martin Place
Sydney NSW 2000

Joint Lead Managers
Macquarie Equity Capital Markets Limited
Level 9
No. 1 Martin Place
Sydney NSW 2000

Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

UBS AG, Australia Branch
Level 16, Chifley Tower
2 Chifley Square
Sydney NSW 2000

Co-Lead Managers
ABN AMRO Rothschild
ABN AMRO Tower
88 Phillip Street
Sydney NSW 2000

Credit Suisse (Australia) Limited
Gateway
1 Macquarie Place
Sydney NSW 2000

JP Morgan Australia Limited
Grosvenor Place
225 George Street
Sydney NSW 2000

Legal Advisors to the Offer
Allens Arthur Robinson
Level 28
Deutsche Bank Place
Corner of Hunter and Phillip Streets
Sydney NSW 2000

www.boartlongyear.com

www.boartlongyearshareoffer.com

BOART LONGYEAR

Exhibits to Application Dated May 10, 2007
to the Securities and Exchange Commission
Volume 2: Tabs 13 - 33

List of Documents filed by Boart Longyear Limited with ASIC and ASX

Tab No.	Document Title	Date Filed
1	Application for Reservation of a Name of a New Australian Company	8 Dec 2006
2	Constitution of Company	2 Jan 2007
3	Application for Registration as a Public Company	2 Jan 2007
4	Notification of Resolution Changing Company Name	14 Feb 2007
5	Change to Company Details, Appointment or Cessation of A Company Officeholder	21 Feb 2007
6	Document Lodged as Condition of S1084/s741(1) Exemption, Prospectus	28 Feb 2007
7	Appendix to Prospectus (Part 1)	28 Feb 2007
8	Appendix to Prospectus (Part 2)	28 Feb 2007
9	Change to Company Details, Change of Registered Address	28 Feb 2007
10	Change to Company Details, Appointment or Cessation of A Company Officeholder	28 Feb 2007
11	Prospectus For Equities	1 March 2007
12	Notice of Extension of Exposure Period Under Section 727	8 Mar 2007
13	Replacement Prospectus	9 Mar 2007
14	Notification of Resolution Altering the Constitution	13 Mar 2007
15	Document Lodged as Condition of S1084/s741(1) Exemption, Prospectus	19 Mar 2007
16	ASX Circular, Commencement of Official Quotation	3 April 2007
17	Dividend Reinvestment Plan Rules	4 April 2007
18	Constitution	5 April 2007
19	Admission to Official List	5 April 2007
20	Pre Quotation Disclosure	5 April 2007
21	Appendix 1A, ASX Listing application & agreement	5 April 2007
22	ASX Circular, Commencement of Official Quotation	5 April 2007
23	Articles of Association	5 April 2007
24	ASX Listing Application	5 April 2007
25	Change to Company Details Appointment or Cessation of A Company Officeholder	5 April 2007
26	ASX Issued Capital	12 April 2007
27	Letter to Shareholders ASX Periodic Reports	12 April 2007
28	Settlement of Offer, Satisfaction of Conditions	12 April 2007
29	ASX Circular, Satisfaction of Condition for Conditional Market	12 April 2007
30	Top 20 Shareholders, Distribution Schedule	12 April 2007

Tab No.	Document Title	Date Filed
31	Initial Director's Interest Notice x 6	12 April 2007
32	Dispatch of Shareholder Statements	12 April 2007
33	ASX announcement, progress report	4 May 2007

ASX Company Announcement

Date:	Fri Mar 23 11:48:56 2007
Document Image #:	00705446
Announcement Type:	Disclosure Document
ASX Description:	BLY Disclosure Document

Connect 4 Summary:

Company Summary:

BOART LONGYEAR

BOART LONGYEAR PROSPECTUS

Boart Longyear Limited
ACN 123 052 728

Offer
This Prospectus is a replacement prospectus for the prospectus issued by Boart Longyear Limited (Company) on 21 March 2007. The offer contained in this Prospectus is an invitation to apply for Shares. No person is authorised to provide any information or to make any representation in connection with the Offer which is not contained in this Prospectus.

Lodgement and listing
This Prospectus is dated [illegible] March 2007. The Prospectus replaces the prospectus that was lodged with the Australian Securities and Investments Commission (ASIC) on 21 March 2007. ASIC and ASX Limited (ASX) take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates. The Company has applied to ASX for admission of the Company to the official list of ASX and for official quotation of the Shares on ASX.

New Zealand Investment Statement
A New Zealand Investment Statement which complies with the Securities Act 1978 (NZ) and the Securities Regulations 1983 (NZ) has been prepared in connection with the Offer. New Zealand residents should read the Investment Statement before making an Application.

Exposure Period
The Corporations Act prohibits the Company from processing Applications during the Exposure Period. The Exposure Period has been extended by ASIC to end on 11 March 2007. Any Applications received during the Exposure Period will not be processed until after the Exposure Period. No preference will be conferred on any Applications received during the Exposure Period.

Electronic Prospectus
This Prospectus, excluding any Application Form, may be viewed during the Exposure Period by Australian and New Zealand residents only in electronic form at www.boartlongyearshareoffer.com. A paper copy of this Prospectus may be obtained free of charge during the Offer Period by calling the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488. Applications may only be made on a printed copy of an Application Form attached to or accompanying this Prospectus, or electronically in accordance with the instructions contained in this Prospectus. Photocopies of an Application Form will not be accepted.

References to Group and Boart Longyear
Boart Longyear Limited is a new entity to be listed on ASX. For ease of reference in this Prospectus, except where the content otherwise indicates, references to "Boart Longyear" and "Group" are to the Company and its subsidiaries as it will exist after listing on ASX or its predecessors as is appropriate to the context.

Forward looking statements
The forward looking statements in this Prospectus are based on the Company's current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company, the Directors and the Senior Management team, that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by the forward looking statements in this Prospectus.

No person named in this Prospectus, nor any other person, guarantees the performance of the Company or the repayment of capital or the payment of a return on the Shares.

The Historical Financial Information and Forecast Financial Information in this Prospectus should be read in conjunction with, and are qualified by reference to, the information contained in Sections [illegible] and [illegible]. This Prospectus and the Historical Financial Information contained in the Appendix.

Appendix containing additional financial information
You should note that a separate Appendix dated the date of this Prospectus has been prepared and lodged with ASIC. The Appendix contains [illegible] information [illegible] about the Company and [illegible] regarding the accounting [illegible] with the preparation of the Historical Financial Information. The Appendix provides additional detail on the Historical Financial Information included within this Prospectus. The Company believes that the information in the Appendix is primarily of interest to professional analysts or advisors or investors with similar specialist information needs. If you consider that the information in the Appendix may assist you in making your investment decision, you may obtain a copy of the Appendix free of charge by calling the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488.

The Appendix is taken to be included in this Prospectus in accordance with section 712 of the Corporations Act.

Independent review of Directors' Forecast and Financial Services Guide
The provider of the Independent Review of Directors' Forecast in Section [illegible], Deloitte Corporate Finance Pty Ltd, is required to provide Australian retail clients with a Financial Services Guide in relation to the Review under the Corporations Act. The Financial Services Guide is provided in Section [illegible].

This is not investment advice: individual investors should seek their own financial advice
The Offer contained in this Prospectus does not take into account the investment objectives, financial situation and particular needs of individual investors. In considering the prospects of Boart Longyear, it is important that individual investors consider the risk factors that could affect the financial performance of the Company. As a prospective investor, you should carefully consider these factors in light of their particular investment objectives, financial situation and investment needs (including financial and taxation issues) and seek professional advice from their stockbroker, accountant or other professional advisor before deciding whether to invest. Some of the risk factors that should be considered by prospective investors are detailed in Section 6.

Expiry date
No Shares will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Selling restrictions
This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus (including in electronic form) in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. [illegible] Shares [illegible] Persons (as defined in Regulation S under the US Securities Act) except to "qualified institutional buyers" (QIBs) (as defined in Rule 144A under the US Securities Act) in accordance with Regulation D (or Rule 144A, if applicable) under the US Securities Act and applicable state securities laws or (ii) outside the United States to persons other than US Persons in offshore transactions in compliance with Regulation S under the US Securities Act. Please refer to Section [illegible] for additional information on selling restrictions that apply to the offer and sale of Shares in jurisdictions outside of Australia and New Zealand.

Privacy
The Application Forms attached to or accompanying this Prospectus require you to provide information that may be personal information for the purposes of the Privacy Act 1988 (Cth) (as amended). The Company (and the Registry on its behalf) may collect, hold and use that personal information in order to assess your Application, service your needs as an investor, provide facilities and services that you request and administer the Company.

Access to information that you provide may also be provided to the Company's agents and service providers on the basis that they deal with such information in accordance with the Company's privacy policy.

Company's website
Any reference to documents included on the Company's website are provided for convenience alone, and none of the documents or other information on the website are incorporated by reference in this Prospectus.

Questions
If you have any questions in relation to the Offer, please call the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488. Further information may also be obtained from the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.

IMPORTANT DATES AND KEY OFFER STATISTICS

Important dates

Retail Offer opens	9.00am (Sydney time) on 12 March 2007
Retail Offer closes	5.00pm (Sydney time) on 28 March 2007
Institutional Offer opens	9.00am (Sydney time) on 2 April 2007
Institutional Offer closes	12.00pm (Sydney time) on 3 April 2007
Final Price and allocation announcement	4 April 2007
Shares commence trading on ASX (conditional and deferred settlement basis)	5 April 2007
Institutional Offer Settlement	11 April 2007
Issue and allotment of Shares	12 April 2007
Expected date for despatch of holding statements	12 April 2007
Shares commence trading on ASX (normal settlement basis)	16 April 2007

Note:
This timetable is indicative only. The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to vary the dates and times of the Offer, including to close the Offer early, or withdraw the Offer, to extend the Closing Date or to accept late applications, either generally or in particular cases, without notifying any recipient of this Prospectus or any Applicants. Investors are encouraged to submit their Applications as soon as possible after the opening of the Offer as the Offer may close at any time without notice.

Key Offer statistics

Indicative Price Range[1]	A$1.76 – A$2.10 per Share
Maximum number of Shares available under the Offer[2,3]	1,278m – 1,262m
Gross proceeds from the Offer[2,3,4]	A$2,249 – A$2,650m
Total number of Shares on issue following the Offer[5]	1,485.3m
Market capitalisation[2,6]	A$2,614m – A$3,119m
Enterprise value[2,7]	A$3,457m – A$3,962m

Summary of FY2007 pro forma forecasts[8]

Pro forma earnings per share (post-amortisation)[9,10]	**13.0 cents**
Pro forma earnings per share (pre-amortisation)[9,10]	13.3 cents
Pro forma price earnings ratio (post-amortisation)[2,11]	**13.5x – 16.1x**
Pro forma price earnings ratio (pre-amortisation)[2,11]	13.3x – 15.8x
Pro forma enterprise value/EBITDA[2,10,12]	8.3x – 9.5x

Summary of FY2007 statutory forecasts

Statutory earnings per share (post-amortisation)[9,10]	**6.8 cents**
Statutory earnings per share (pre-amortisation)[9,10]	7.1 cents
Statutory enterprise value/EBITDA[2,10,12]	9.2x – 10.5x

Notes:
Based on the Directors' Forecasts (the Directors' Pro Forma Forecast and the Directors' Statutory Forecast). The Directors' Pro Forma Forecast is based on the Directors Statutory Forecast adjusted to reflect the full year impact of acquisitions made in early FY2007 and certain financial and related restructuring initiatives that are not expected to recur. Details of the Directors' Forecasts, the assumptions on which they are based and the Management discussion and analysis of such forecasts and assumptions, together with associated risk factors, are set out in Sections 6 and 9, which you are encouraged to read fully.

1. The Indicative Price Range is indicative only. The Final Price may be set at a price within, above or below this price range.

2. Based on the Indicative Price Range.

3. The number of Shares to be issued under the Offer will depend on the number of Shares required to partially repay debt, redeem the Redeemable Notes ("RN") held by the Vendors and cover the costs of the Offer (see Sections 3.4 and 3.5 for further information).

4. The gross proceeds from the Offer are calculated as the number of Shares issued under the Offer multiplied by the Final Price.

5. The total number of Shares on issue following the Offer will be the sum of the total number of Shares issued under the Offer and the number of Shares retained by the Consortium and Management Investors (see Sections 3.5 and 3.6 for further information).

6. Calculated as the total number of Shares on issue following the Offer multiplied by the Final Price.

7. Enterprise value has been disclosed to enable potential investors to assess the total value of the Company inclusive of both equity and debt. Accordingly, enterprise value has been calculated as the market capitalisation of the Company at the Indicative Price Range plus debt less cash based on the pro forma consolidated balance sheet as at 31 December 2006 (refer to Section 8.5).

8. FY means the 12 months ending 31 December (as the context requires).

9. The Forecast Financial Information has been presented in US dollars as this will be the presentation currency of Boart Longyear going forward. For convenience, FY2007 forecast amounts presented in US dollars have been translated into Australian dollars at a constant rate of US$0.771:A$1.00.

10. Based on Forecast Financial Information which reflects a number of estimates, assumptions and pro forma adjustments that are subject to business, economic and competitive uncertainties and contingencies, with respect to future business decisions. These assumptions and adjustments are subject to changes and in many cases are outside the control of Boart Longyear.

The Forecast Financial Information presented in this Prospectus may vary from actual financial results and these variations may be material. Details of the Forecast Financial Information, the assumptions on which it is based and the Senior Management Team's discussion and analysis of it together with associated risk factors are set out in Sections 1.5, 2, 6 and 9.

11. Pro forma price earnings ratio calculated as Indicative Price Range divided by pro forma earnings per Share. A price earnings ratio based on statutory earnings has not been shown as the FY2007 Directors' Statutory Forecast is not representative of the underlying earnings of Boart Longyear due to timing differences and the impact of certain significant non-recurring items.

12. The enterprise value/EBITDA multiple represents a valuation metric that enables investors to assess the valuation of comparable businesses before the impact of different capital and taxation structures and the impact of depreciation and amortisation.

CONTENTS

9 MARCH 2007

BOART LONGYEAR

Dear Investor

Boart Longyear Limited – initial public offering

On behalf of the Directors, I invite you to consider becoming a shareholder of Boart Longyear Limited ("Boart Longyear").

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries. The Company's Drilling Services division provides drilling services to these industries primarily for the extraction of rock, soil or water samples for technical analysis, on a contract basis. The Company's Products division manufactures and supplies coring tools, drilling capital equipment, percussive tools and mining capital equipment and products. These are sold to a variety of drilling services providers, including Boart Longyear's Drilling Services division, in the Minerals, Environmental & Infrastructure and Energy Industries. Approximately 15% of the Products division's annual manufacturing output is used by the Drilling Services division.

Boart Longyear is the number one drilling services provider to the Minerals Industry in the key markets of Australia, Canada and the United States as well as globally (with a global market share of approximately 17%). The Company is also the leader in the manufacture and sale of products for the surface mineral exploration and underground mineral production drilling markets. Boart Longyear's market leading positions reflect the Company's strengths including drilling capabilities, technical expertise, experience, technological innovation, logistics capabilities and outstanding safety track record.

Boart Longyear's global reach and established relationships with blue-chip global mining companies will enable it to continue to capitalise on its exposure to favourable global market conditions. The rapid industrialisation and urbanisation of Brazil, Russia, India and especially China has driven strong demand for raw materials. This has resulted in high demand for Boart Longyear's drilling services and products due to growth in the development and production stages of mining and increased investment in exploration by mining companies. In addition, the Company has a growing presence in the provision of drilling services and products to the Environmental & Infrastructure and Energy Industries, which Management believes will experience strong long term growth.

Boart Longyear is forecasting pro forma FY2007 revenue of US$1.46 billion and pro forma FY2007 EBITDA of US$320 million, an increase of approximately 15% on pro forma FY2006 EBITDA. Further earnings growth is expected to be achieved by initiatives aimed at providing continuing improvements in operating efficiency and capturing growth opportunities, including both organic expansion and acquisitions. Boart Longyear's high quality management team and industry leading expertise provide it with the platform necessary to take advantage of favourable market dynamics and generate attractive returns to investors.

The total proceeds from the Offer will be approximately A$2,449 million[1] and will be used primarily to fund the redemption of securities held by the Vendors and partially to repay debt. It is expected that the Group will have a market capitalisation of approximately A$2,866 million on completion of the Offer[1].

I urge you to read this Prospectus carefully as it contains detailed information on the Offer and the financial and operating performance of Boart Longyear. Contact your stockbroker or accountant or other professional advisor if you have any queries.

On behalf of the Directors, I commend the Offer to you and look forward to welcoming you as a Shareholder.

Yours sincerely

Graham Bradley
Chairman

Note

1. Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer.


OVERBURDEN
SOIL
WEATHERED ROCK
ROCK
BEDROCK

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries



Drilling Services

FY2007 pro forma revenue
- US$908.4 million (~62%)

Key operational data
- Fleet of over 1,080 rigs by the end of FY2007 (industry's largest)
- Service provided in 30 countries
- Approximately 5,400 employees

Products

FY2007 pro forma revenue
- US$552.8 million (~38%)

Key operational data
- 11 manufacturing facilities in 7 countries
- 13 wholesale/distribution outlets (DrillStores)
- Products supplied to over 100 countries
- Approximately 2,000 employees



GLOBAL MARKET LEADER

No. 1 market position in:

- Minerals Industry globally and in key markets of Australia, Canada and the United States
- Environmental drilling services in the United States
- Surface mineral exploration products and underground mineral production drilling products sector globally

STRONG GLOBAL MARKETS

Minerals

Continued growth forecast for the Minerals Industry with high demand for Boart Longyear's services and products due to increased exploration, development and production spending by mining companies. This is driven by:

- strong demand for raw materials from the industrialisation and urbanisation of Brazil, Russia, India and especially China
- long term underinvestment in exploration contributing to a continued reduction in reserve lives

Environmental & Infrastructure

Growth in Environmental & Infrastructure Industry driven by:

- growing investment in public works
- increasing government regulation
- growing urban populations and limited water resources

Energy

Strong growth in the Energy Industry driven by:

- scarcity of traditional energy sources
- instability of traditional energy sources









INTEGRATED BUSINESS MODEL

Boart Longyear's integrated model of drilling services and products provides significant benefits

- Access to equipment in a supply-constrained market
- Continuous product development and innovation cycle driven by productivity requirements from the Drilling Services division
- A 'speed to market' advantage for new product development
- Unrivalled market knowledge

DIVERSIFIED EARNINGS

Boart Longyear's earnings are diversified by geography, product and customer segment

- Drilling services provided in 30 countries and products distributed to over 100 countries
- Exposure to varied industries:
  - Minerals
  - Environmental & Infrastructure
  - Energy
- Drilling services provided at all stages of the mining cycle and across a broad range of minerals


Corporate office
Operational head office
Manufacturing
Regional offices
Drilling Services operations

Consolidated FY2007 pro forma revenue by geography


Asia Pacific 26%
Canada 25%
United States 24%
South America 9%
Europe 8%
Sub Saharan Africa 8%

Drilling Services FY2007 pro forma revenue by industry


Minerals Industry 69%
Environmental & Infrastructure Industry 17%
Energy Industry 14%



FINANCIAL PROFILE

Earnings profile

- History of strong earnings growth and margin expansion
- Highly variable cost structure
- Low maintenance capital expenditure requirements
- High proportion of FY2007 Drilling Services division's earnings either contracted under framework agreements or considered highly probable by management
- No single customer represented more than 4% of the Group's FY2006 pro forma revenue (excluding the Company's Drilling Services division)

Pro forma consolidated balance sheet

The deficit reflected in the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006 (refer to Table 8.5.1) primarily arises due to the application of reverse acquisition accounting principles under AIFRS (refer to Section 8.2.5). The material components of Equity are:

- issued capital which represents the share capital of Longyear Global Holdings Inc. ("LGHI"), the accounting acquirer of the Boart Longyear Group;
- other equity amounts which represent the net amount arising from:
  - (a) an "in substance" share buyback transaction undertaken on the merger of Resources Services Holdco USA ("RSH USA") and LGHI and;
  - (b) the replacement of the equity of Boart Longyear Limited with that of LGHI in accordance with the principles of reverse acquisition accounting under AIFRS.
- the accumulated losses in LGHI which have largely arisen from financing charges incurred under the previous capital structure and dividends paid.

The excess purchase price paid by the Boart Longyear Group over the net book value of the assets and liabilities acquired is not recognised on consolidation. As a consequence the recorded value of equity in the pro forma consolidated balance sheet of the Boart Longyear Group is less than the recorded value of equity in the pro forma balance sheet of Boart Longyear Limited (refer to Table 8.6.1).

Pro forma consolidated EBITDA FY2005 – FY2007


350
300
250
200
150
100
50
US$m
15.1%
39.0%
199.9
277.8
320.0
FY2005
FY2006
FY2007

Note:
Equivalent statutory FY2007 EBITDA is US$290.5 million. Refer to Section 9 for a comparison of FY2007 pro forma and statutory EBITDA.

Pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006

	US$m	A$m
Total current assets	414.4	526.6
Total non-current assets	523.8	665.6
Total assets	**938.2**	**1,192.2**
Total current liabilities	298.4	379.3
Total non-current liabilities	713.3	906.4
Total liabilities	**1,011.7**	**1,285.7**
Net liabilities	**(73.5)**	**(93.5)**
Equity		
Issued capital	452.3	574.8
Reserves	7.3	9.3
Other equity amounts	(261.3)	(332.1)
Retained earnings/(accumulated losses)	(271.8)	(345.5)
Total equity/(deficit)	**(73.5)**	**(93.5)**

Note:
US dollar pro forma consolidated balance sheet information as at 31 December 2006 has been translated into A$ at the exchange rate prevailing at that date of US$0.787: A$1.00.

CONTINUING OPERATING EFFICIENCY

Globally run, operationally focused business

- Global sourcing of manufacturing inputs to reduce costs
- Expansion of manufacturing facilities in low cost countries
- Implementation of preferred provider agreements with global customers
- Clear management focus on improvements to drive earnings growth


BOART





EXTENSIVE GROWTH POTENTIAL

Extensive growth opportunities identified

- Further expansion into key markets – Environmental & Infrastructure and Energy Industries
- Expansion into high growth, developing geographies – Russia, Latin America and Africa
- Positioned to be the leading consolidator of the fragmented drilling services market
- Boart Longyear has successfully completed six bolt-on acquisitions since August 2006 and has identified a number of further opportunities globally

KEY RISKS


CUIDADO

The key risks to Boart Longyear's business include (but are not limited to) the following:

- if commodities prices fall below certain threshold levels, expenditure on drilling services and products may be reduced
- if demand for drilling services decreases, the market may be oversupplied with drill rigs which may result in pressure on drilling services contractors' volumes and margins
- recent restructuring and operational changes may impact the performance of the business
- limited barriers to entry and potential for competitor consolidation
- potential for unforeseen operating difficulties associated with recent acquisitions
- foreign exchange fluctuations
- additional risk from expansion into new geographical markets
- the majority of customer contracts are relatively short term and can be cancelled by the customer at short notice
- skilled labour shortages and increased competition for rig operators.

For further discussion of these key risks and other risks to the Company, please see Section 6, Risk Factors.

INVESTMENT OVERVIEW

1.1 Business overview

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries.

Boart Longyear has a corporate office in Sydney, Australia and its operational head office is in Salt Lake City, Utah, United States. It has five regional offices located in Australia, Canada, The Netherlands, Peru and South Africa. Boart Longyear has more than 7,800 employees and provides contract drilling services in 30 countries and distributes products to customers in more than 100 countries.

1.2 Key investment highlights

Global market leader

Boart Longyear has a global footprint and, with more than 100 years of corporate history, is a well recognised brand in the provision of drilling services and products to the Minerals, Environmental & Infrastructure and Energy Industries. Boart Longyear's scale, global presence and leading market position provide it with a competitive advantage in providing services to the global mining Majors.

Boart Longyear has the number one market position in the provision of drilling services to the Minerals Industry globally, with a market share of approximately 17% as well as leading positions in the key markets of Australia, Canada and the United States.

The Company has a substantial and growing presence in the Environmental & Infrastructure Industry with the leading market position in the US environmental drilling services segment with approximately 17% share of this highly fragmented industry.

Boart Longyear also has a growing presence in the Energy Industry which includes the oil sands, oil shale and coal bed methane segments.

Boart Longyear is also the leading manufacturer of products for the surface and underground mineral exploration drilling products sector.

Figure 1.1: Boart Longyear global presence



- ★ Corporate office
- ▲ Operational head office
- • Manufacturing
- • Regional offices
- ▪ Drilling Services operations

Exposure to strong global markets

Approximately 70% of the Drilling Services division's revenue is generated by the provision of drilling services to the Minerals Industry. Demand for raw materials has been driven by the rapid industrialisation and urbanisation of emerging economies including Brazil, Russia, India and especially China. In addition, supply shortages have resulted from a long term underinvestment in exploration which has contributed to inadequate additions to reserves. These factors have together resulted in a sustained increase in exploration, development and production activity by mining companies and high demand for Boart Longyear's services and products.

Global nonferrous minerals exploration budgets for mining companies were approximately US$7.5 billion in FY2006 and are expected to grow by approximately 20% to approximately US$9.0 billion in FY2007. Based on current market conditions and expenditure patterns, coupled with the robust balance sheets of the Majors and significant capital recently raised by Juniors, Management expects that exploration and development budgets will continue to grow in FY2008 although at a slower rate than in FY2007.

Current and forecast commodity prices are well above average production costs and in general provide robust returns for mining companies. Such conditions are supportive of continued investment in exploration expenditure which is typically curtailed when commodities prices do not exceed production costs plus an economic margin. Forecasts of demand for commodities are supportive of continued strength in these markets.

Approximately 17% of the Drilling Services division's revenue is generated from the provision of drilling services to the Environmental & Infrastructure Industry. Investment in public works, increasing government regulation and growing urban populations coupled with limited availability of surface water is driving growth in demand for environmental and infrastructure drilling. Increased demand for construction and geotechnical drilling services reflects generally strong economic conditions and investment in new public works.

Approximately 15% of the Drilling Services division's revenue is generated from the provision of drilling services to the Energy Industry. Due to growing hydrocarbon consumption and uncertainty surrounding the supply of existing energy resources, major oil and gas companies and utilities have increased their investment in exploration for, and development of, non-conventional energy sources, such as Canadian oil sands and oil shale in the United States (from which oil can be extracted), geothermal energy sources and coal bed methane. This sector represents a major growth opportunity for Boart Longyear.

Successful business model

The integration of drilling services and products is key to Boart Longyear's business model, providing the following competitive advantages:

- access to equipment in a supply-constrained market;
- continuous product development and innovation cycle driven by productivity requirements from the Drilling Services division;
- a 'speed to market' advantage for new product developments; and
- unrivalled market knowledge.

Figure 1.2: Global nonferrous minerals exploration budgeted expenditure


12
8
4
US$ billion
FY2004
FY2005
FY2006
FY2007E
FY2008E

Source: Metal Economics Group data, FY2004-FY2006 and FY2007 estimate; Management's FY2008 estimate.

Attractive financial profile

Earnings growth

Boart Longyear is forecasting FY2007 pro forma revenue of US$1.46 billion and FY2007 pro forma EBITDA of US$320 million, representing 15% growth on FY2006 pro forma EBITDA. This growth is expected to be achieved through:

- continuation of strong market conditions;
- continuing improvements in operating efficiency through implementation of key initiatives;
- the successful integration of a number of recent acquisitions; and
- the success of the integrated business model.

Revenue diversification

The Company's earnings profile is diversified across the different stages of mining operations, different commodities and different geographies.

Boart Longyear has a presence across the different stages of mining operations. Approximately 25% of the Company's FY2007 Minerals Industry related drilling services pro forma revenue is forecast to be derived from the exploration stage of mining operations, approximately 50% from the development stage and the remaining approximately 25% from the production stage.

In addition, Boart Longyear's revenue is generated from a diverse geographic base. The Asia Pacific, Canadian and United States markets are forecast to account for approximately 26%, 25% and 24% respectively of Boart Longyear's FY2007 pro forma revenue, with the remaining 25% spread relatively evenly across South America, Europe and Sub Saharan Africa.

Cash flow

The Company has a strong cash flow and low maintenance capital expenditure requirements. Total capital expenditure has averaged approximately 6.5% of annual revenue over the last two years and is predominantly discretionary, providing significant flexibility to reflect levels of activity and market demand.

Cost structure

Boart Longyear has a highly variable cost structure. The fixed costs of purchasing equipment to provide drilling services and manufacture products are relatively small, with the main cost drivers being volume-related (such as wages and inputs) enabling Boart Longyear to tailor its cost structure to suit the prevailing market conditions.

Earnings visibility

Approximately 75% of forecast FY2007 Drilling Services pro forma revenue is either contracted under framework agreements or is considered by Management to be highly probable. This is supported by a diverse customer base. No single external customer represented more than approximately 4% of Group pro forma revenue in FY2006.

Continuing improvements in operating efficiency

Prior to 2005, Boart Longyear operated as a division of Anglo American and represented less than 4% of Anglo American revenue. The Company was considered a non-core business, managed regionally and growth constrained.

Advent International, Bain Capital and the Management Investors' acquisition of Boart Longyear from Anglo American has enabled Management to restructure the business and undertake several initiatives to improve operating efficiency, including the following:

- the transition of the Company to centrally managed operations;
- the establishment of a new, global procurement team to centralise global sourcing of manufacturing inputs such as steel, machined parts, drilling fluids and telecommunications services;
- the restructuring and rationalisation of the Company's manufacturing facilities. The key aspect of the Company's rationalisation program is to maximise production at its lower cost facilities in Wuxi, China and Wroclaw, Poland and to scale-back or close down facilities in higher cost locations. The Company currently has 11 manufacturing facilities in seven countries, having recently closed four facilities in Europe and South Africa. In addition, Boart Longyear is also improving manufacturing facility throughput, with a program currently underway to debottleneck all facilities. This is resulting in increased manufacturing output for all major products; and

- the implementation of a key account initiative to increase the Company's share of the drilling services and products expenditure by Majors. These initiatives include the introduction of dedicated relationship and account managers, global pricing initiatives and sole-source provider agreements. Boart Longyear expects to benefit from greater stability in the demand for its drilling services from preferred provider agreements and customers will have the benefit of guaranteed supply and quality, standard contract terms and conditions, consistent use of experienced crews and safe drilling practices.

The restructuring of Boart Longyear as an integrated, global company has enabled Management to identify many areas to further improve operating efficiency further and Management expects substantial ongoing margin improvement opportunities in FY2007 and beyond.

Extensive growth potential

Boart Longyear is continually expanding the breadth of its drilling services operations in emerging markets.

The Canadian oil sands industry forecast to grow by 24% from FY2006 to FY2007. Management intends to grow Boart Longyear's market share of this market by strengthening relationships with the major oil sands producers to capture an increased proportional share of new drilling opportunities. Additional rigs were put in place and utilised for this purpose in early FY2006.

The Company is also planning to utilise its drilling expertise to enter markets in which it has either a modest or no presence such as coal bed methane, construction and geotechnical segments of the Energy Industry. These industries represent a significant revenue opportunity for the Company.

Boart Longyear primarily operates in developed markets, such as Australia, Canada and the United States. Management has identified opportunities to expand the Drilling Services division's operations into key geographies (such as South America, China, Russia and parts of Africa) where the Company either has a limited presence or where high growth is anticipated.

The fragmented nature of both the drilling services and products industries provide Boart Longyear with consolidation opportunities, to expand geographically and to enable rapid growth into new or recently entered markets. As the leading integrated participant in the global drilling services and products industries, Boart Longyear believes that it has the access to capital and industry knowledge to lead the consolidation of these industries.

The Company continues to consider acquisition opportunities (in addition to those it has recently made, see Section 5.3.1). At the date of this Prospectus there are no transactions that are sufficiently advanced for inclusion. However, the Group is actively exploring opportunities in similar and adjacent sectors to those in which it currently operates.

High quality management team with industry-leading expertise

Boart Longyear has an experienced, high quality management team led by Paul Brunner, who has been with the Company for 19 years.

The relocation of the Company's operational head office to Salt Lake City, Utah, United States from Johannesburg, South Africa, enabled the Company to strengthen its management team. The current management team has extensive experience with leading global companies such as General Electric, Ford Motor Company, 3Com Corporation, Joy Global, Honeywell and Black & Decker.

The Board comprises a majority of independent Directors with significant skills and depth of experience, both in Australia and internationally.

1.3 Key investment risks

Investors should be aware that there are risks associated with any investment in the stock market. In addition, there are a number of risk factors specific to Boart Longyear, the industry in which it operates and the general business environment. These risk factors may be outside the control of Boart Longyear, the Directors and Management and may have an impact on the operating and financial performance of Boart Longyear.

Major areas of risk associated with an investment in Boart Longyear include (but are not limited to):

- commodities prices are volatile. A decline in commodity prices may impact expenditure on drilling services and products. Historically when commodities prices have fallen below the cost of production plus an economic margin, mining activity has tended to decline, typically in the following financial year;
- if demand for drilling services decreases the market may be oversupplied with drill rigs which may result in pressure on drilling services contractors' volumes and margins;
- since 2005, the Company has undergone significant restructuring and operational changes. The rapid transformation of the Company may adversely affect its performance;
- the threat of increased competition in the drilling services or products industries may adversely affect Boart Longyear's current market position and plans for future growth. Boart Longyear may lose business to its competitors if it is unable to demonstrate technical competence, competitive pricing and reliable performance;
- the process of integrating acquisitions may result in unforeseen operating difficulties and may require the commitment of significant management, financial or other personnel resources to address any such issues;
- a significant proportion of Boart Longyear's revenue is denominated in currencies other than the US dollar. The currency of countries in which Boart Longyear operates may fluctuate;
- Boart Longyear intends to selectively pursue acquisitions of businesses to complement its organic growth. However, there can be no assurance that it will be able to identify suitable acquisitions at acceptable prices, or successfully execute the acquisition and integration of targets once identified;
- some of the countries in which Boart Longyear operates, or has targeted for growth, have experienced political or economic instability in the past and may experience instability in the future;
- the majority of Boart Longyear's drilling services contracts tend to be reasonably short term and/or subject to cancellation by the customer upon short notice with limited or no damages payable to Boart Longyear which may adversely affect the financial performance of the Company;
- tightening of the labour market in key regions due to a shortage of skilled workers and a growing number of competing drilling rigs in operation may prevent Boart Longyear hiring adequate staff and implementing expansion plans; and
- effectiveness of internal controls of Boart Longyear's business systems, including information technology, finance, accounting, human resources, marketing and contracts systems, may be compromised as the business expands and acquisitions of new companies are made.

Prior to applying for Shares, prospective Applicants should read the entire Prospectus and, in particular, should consider the assumptions underlying the Forecast Financial Information in Section 9, the sensitivity analysis in Section 9.6, and the key risk factors in Section 6 that could affect the future financial performance of Boart Longyear.

1.4 Business strategy

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries. Boart Longyear aims to become the clear leader in all three industries in which it operates through:

- offering customers a coordinated and consistent global drilling services and products offering;
- offering customers the most extensive global portfolio of technologically advanced and innovative drilling services and products;
- driving product innovation and new customer opportunities through the Company's unique integrated business model;
- pursuing geographic expansion in Latin America, Africa, Russia and China to take advantage of extensive market opportunities in the Minerals Industry in these regions;
- seeking further expansion in the Environmental & Infrastructure Industry to take advantage of environmental regulations which have created opportunities for subsurface exploration for contaminants and hazardous substances and facilitating exploration for new sources of fresh water to support growing populations;
- capturing a more than proportional share of new contracts in the oil sands, oil shale and coal bed methane segments of the Energy Industry which is strategically important as these segments are forecast to achieve high growth;
- pursuing acquisitions to consolidate existing industry positions and enter new markets of strategic interest, providing quicker and more profitable routes to new markets than might be possible through organic growth alone;
- continuing implementation of key account management initiatives which focus on the world's top mining customers to increase the Company's share of these Majors' drilling budgets;
- implying global sourcing initiatives which use the Company's global operations and scale to drive efficiencies in procurement and product sourcing, information technology and sales, general and administration expenses;
- continuing expansion, debottlenecking and rationalisation of the Company's manufacturing facilities to achieve maximum efficiency and lower costs;
- applying functional expertise across sales, information technology, environmental, health and safety, manufacturing, product development and engineering to further drive business performance;
- delivering industry-leading occupational, health and safety standards through continual development and deployment of its occupational, health and safety systems and practices globally; and
- implementing further working capital improvements.

Further details about Boart Longyear's business strategy are set out in Section 5.

1.5 Summary financial information

The table below summarises Boart Longyear's consolidated Historical Financial Information and the Forecast Financial Information. The Directors believe US dollar reporting represents the best indicator of Boart Longyear's financial results because the largest proportion of Boart Longyear's revenue is denominated in US dollars (approximately 37% FY2006 pro forma revenue).

The table below should be read in conjunction with the more detailed discussions of the Historical Financial Information, the Forecast Financial Information and the risk factors set out in Sections 6, 8 and 9 and the Appendix.

Table 1.1: Boart Longyear Group's pro forma historical, pro forma forecast and statutory forecast consolidated income statement

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2007 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m	Pro forma FY2007 A$m	Statutory FY2007 US$m	Statutory FY2007 A$m
Revenue from operating activities	1,022.6	1,252.8	1,461.2	1,342.0	1,664.9	1,895.0	1,460.0	1,893.4
Cost of sales	(672.0)	(768.6)	(882.3)	(881.9)	(1,021.4)	(1,144.2)	(891.4)	(1,156.0)
Gross profit	350.6	484.2	578.9	460.1	643.5	750.8	568.6	737.4
Other expenses	(150.7)	(206.4)	(258.9)	(197.8)	(274.3)	(335.8)	(278.1)	(360.7)
EBITDA	**199.9**	**277.8**	**320.0**	**262.3**	**369.2**	**415.0**	**290.5**	**376.7**
Depreciation	(40.4)	(45.9)	(61.1)	(53.0)	(61.0)	(79.2)	(59.0)	(76.5)
EBITA	**159.5**	**231.9**	**258.9**	**209.3**	**308.2**	**335.8**	**231.5**	**300.2**
Amortisation	(0.7)	(0.9)	(2.9)	(0.9)	(1.2)	(3.8)	(2.8)	(3.6)
EBIT	**158.8**	**231.0**	**256.0**	**208.4**	**307.0**	**332.0**	**228.7**	**296.6**
Net finance costs			(36.7)			(47.6)	(96.0)	(124.5)
Income tax expense			(70.3)			(91.2)	(54.5)	(70.7)
NPAT			**149.0**			**193.2**	**78.2**	**101.4**
NPAT (pre-amortisation)			**151.9**			**197.0**	**81.0**	**105.0**

Notes:

1. US dollar pro forma historical financial information has been translated into A$ at the average exchange rate for the financial year being US$0.762:A$1.00 for FY2005 and US$0.7525:A$1.00 for FY2006.
2. US dollar pro forma forecast financial information for FY2007 has been translated into A$ at US$0.771:A$1.00 being the forecast six month forward rate at the time of preparation of the Directors' Forecast.
3. In presenting pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as described in Note D.1.21 of the Appendix.
4. Depreciation on the fair value uplift to tangible assets arising pursuant to the purchase price allocation exercise for the Acquired Businesses has only been applied effective from the date of acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 and the financial impact is not material to understanding the Historical Financial Information.
5. Amortisation charges primarily relate to patents, as the purchase price allocation exercise completed in relation to the Acquired Businesses has only been applied effective from the date of the acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 for amortisation of contractual customer relationships and the financial impact is not material to understanding the Historical Financial Information.
6. For the purposes of presentation of financial information in this Prospectus and the Appendix, cost of sales has been presented exclusive of all depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, Boart Longyear intends to present cost of sales and other functional expenses inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
7. As noted in Section 8, the Historical Financial Information has been presented to the pro forma EBIT level only as the businesses historically operated under a different corporate structure with different gearing and tax profiles.

1.6 Dividend policy

Dividends to Shareholders, to the extent they are paid, are expected to be payable in arrears for six month periods ending 30 June and 31 December.

Subject to the Directors' discretion and their assessment of investment opportunities available to the Company, the Directors expect to distribute to Shareholders between 30% and 40% of the Company's net profit after tax.

The Directors anticipate that the first dividend to Shareholders will be declared in respect of the six month period ending 31 December 2007. A dividend will not be paid in respect of the six month period ending 30 June 2007.

Given that a significant proportion of Boart Longyear's earnings are generated outside Australia, it is not expected that dividends will be fully franked. However, the Company will target an ongoing franking level of 30 to 40%. The Directors may consider alternative mechanisms (such as Share buy-backs or capital reductions) from time to time to provide the most efficient returns to Shareholders.

The Directors can give no assurance as to the extent or timing of dividends or the level of franking of dividends, as these matters will depend upon future events, including the profitability, capital requirements and taxation position of the Company from time to time. The payment of dividends by Boart Longyear will be at the complete discretion of the Directors.

1.7 Overview of the Offer

The Offer is structured as follows:

- the Retail Offer, made pursuant to this Prospectus and the New Zealand Investment Statement, consisting of:
  - (i) the General Offer, which is open to Australian and New Zealand resident Retail Investors (refer to Section 3.7.3);
  - (ii) the Broker Firm Offer, which is open to Australian and New Zealand resident Retail Investors who have received a firm allocation from their Broker (refer to Section 3.7.1); and
  - (iii) the Priority Offer, which is open to Australian and New Zealand resident Retail Investors nominated by Boart Longyear (refer to Section 3.7.2);
- the Institutional Offer, which consists of an invitation to bid for Shares made to Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions and is made pursuant to this Prospectus and the New Zealand Investment Statement or, where applicable, the International Offering Circular (refer to Section 3.8.1).

The allocation of Shares between the Retail Offer and the Institutional Offer will be determined by the Global Coordinator, in consultation with the Joint Lead Managers and the Company.

The Company will also be issuing Shares to the Vendors in connection with the Offer, as further described in Section 3.2.

All Shares offered for issue under the Offer are issued subject to the disclosures in this Prospectus, the New Zealand Investment Statement and the International Offering Circular, as applicable, and will rank equally with each other, including those Shares issued to Vendors.

Refer to Section 3 for full details of the Offer.

1.8 Purpose of Offer

The purpose of the Offer is to provide the Company with:

- cash to redeem Redeemable Notes held by the Vendors;
- cash to pay down a portion of the Company's debt balance;
- cash to pay the costs of the Offer;
- a Listing, thereby broadening its Shareholder base and providing a liquid market for its Shares; and
- access to capital markets to fund future growth opportunities.

1.9 Use of Offer proceeds

The total gross proceeds of the Offer will be equal to the number of Shares issued under the Offer multiplied by the Final Price. The total gross proceeds of the Offer are expected to be between A$2,249 million and A$2,650 million, based on the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer.

Table 1.2: Sources and applications of funds[1,2]

Sources	A$m
Gross proceeds under the Offer	2,449
Total	**2,449**

Applications	A$m
Redemption of Redeemable Notes	1,301
Reduction in the Company's debt level[3]	1,055
Costs of the Offer	93
Total	**2,449**

Notes:

1. Amounts in the table are based on the mid-point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer. The pro forma balance sheets as at 31 December 2006 in Section 8 assume a foreign exchange rate of US$0.787:A$1.00 resulting in different Australian dollar amounts from the table above.
2. Differences between the amounts in the table and the pro forma balance sheet amounts set out in Section 8 also arise because the pro forma net debt at 31 December 2006 will differ from the net debt at Settlement due to working capital, capital expenditure and debt servicing requirements prior to Settlement (refer to Section 12.5.2 for information on the Company's debt facilities following Settlement).
3. The amount of reduction in the Company's debt level following the debt restructuring includes the related costs of undertaking the debt restructuring.

The Company will not retain any of the proceeds of the Offer, other than an amount to pay the costs of the Offer and to repay a portion of the Company's debt balance. The Directors expect that Boart Longyear will have sufficient working capital from its operations and existing facilities to meet its operational requirements and business needs during the Forecast Period.

1.10 Shareholding structure

Boart Longyear was registered in Victoria, Australia as a public company on 2 January, 2007. Upon completion of the Offer, its indicative shareholding structure will be as follows:

Table 1.3: Shareholding structure post Offer

Shareholder	Immediately following the Offer %[1]	Following issue of Shares under the equity arrangements described in Section 3.11 %[1]
New Shareholders pursuant to the Offer	85.5	84.4
Management Investors[2]	2.4	3.6
Macquarie European Investments Pty Limited[3]	2.0	2.0
Other existing shareholders[4,5]	10.1	10.0
Total	**100**	**100**

Notes:

1. Based on the mid-point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer.
2. Management Investors have entered into an escrow arrangement with the Company (refer to Section 3.11) under which they will be restricted from dealing with any of their retained holding until the date that is the later of three business days after the announcement of Boart Longyear's FY2007 results and twelve months after Settlement of the Offer.
3. Macquarie European Investments Pty Limited (a subsidiary of Macquarie Bank) has entered into an escrow agreement with the Company (refer to Section 3.2) under which it will be restricted from dealing with any of its retained holding until three business days after the announcement of Boart Longyear's FY2007 results.
4. Other existing shareholders includes the Consortium (with the exception of Macquarie European Investments Pty Limited) and David McLemore but does not include Advent International or Bain Capital as they are disposing of all of their interests in Boart Longyear under the Offer.
5. The other existing shareholders' retained holdings will not be subject to escrow.

Due to the vesting period associated with the equity arrangements described in Sections 3.11, the Management Investors will initially receive 35.8 million Shares (based on the mid point of the Indicative Price Range and a foreign exchange rate of US$0.771: A$1.00 at the Closing Date of the Institutional Offer) representing 2.4% of the Shares of the Company at Completion of the Offer. Following vesting, during the period from October to December 2007, the Shares held by the Management Investors will increase to 53.7 million (based on the mid point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 at the Closing Date for the Institutional Offer).

1.11 How to apply for Shares

Details on how to apply for Shares are set out in Section 3.7. If you have any questions about how to invest in the Company, you should contact your stockbroker, accountant or other professional advisor.

1.12 Minimum subscription amount

A minimum subscription amount under the Offer is required to fund the redemption of Redeemable Notes, to undertake the debt restructuring (approximately US$1,055 million) and to cover the costs of the Offer.

The Offer will not proceed, and all Applications and Application Monies will be returned to Applicants (without interest), unless a minimum subscription amount of A$1,148 million is raised under the Offer. The Company reserves the right to not proceed with the Offer or any part of it at any time before allotment of Shares to Applicants in the Retail Offer and bidders in the Institutional Offer.

1.13 Enquiries

All questions relating to this Prospectus should be directed to the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488 or by contacting a Syndicate Member (see Corporate Directory for contact details). Information about the Offer is also available to Australian and New Zealand resident investors on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.

Investors will be able to contact the Boart Longyear Offer Information Line to receive details of their allocations from 8.30am on the date of Listing, expected to be 5 April 2007. Notices informing Applicants of their allocations are expected to be despatched by standard post on or about 12 April 2007.

2

ANSWERS TO KEY QUESTIONS

Topic	Summary	Where to find more information
Who is the issuer of the Prospectus?	Boart Longyear Limited	Section 5
What does Boart Longyear do?	Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries.	Section 5
What is the Offer?	The Offer is an initial public offering of 1,262 million–1,278 million Shares representing 85%[1] of the issued capital of Boart Longyear following the Offer. Retail Offer Applicants will be required to apply for an Australian dollar value of Shares and will pay the Final Price per Share. The Final Price will be set at the conclusion of the Institutional Offer bookbuild and may be above, within or below the Indicative Price Range of A$1.76–A$2.10 per Share.	Section 3.3
How much will Boart Longyear raise through the Offer?	Boart Longyear is seeking to raise A$2,249 million–A$2,650 million (based on the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer).	Section 3.5
How will the proceeds of the Offer be used?	The proceeds of the Offer will be used to redeem Redeemable Notes held by the Vendors, to repay a certain portion of Boart Longyear's debt balance and to fund the costs of the Offer.	Section 3.5
What is the purpose of the Offer?	The purpose of the Offer is to provide Boart Longyear with: – cash to redeem Redeemable Notes held by the Vendors; – cash to pay down a portion of the Company's debt balance; – cash to pay the costs of the Offer; – a Listing, thereby broadening its Shareholder base and providing a liquid market for its Shares; and – access to capital markets to fund future growth opportunities.	Section 3.4
What is the minimum/maximum application under the Offer?	Applicants in the Retail Offer must apply for a minimum value of A$2,000 worth of Shares and in multiples of A$500 thereafter. The value of Shares that may be applied for under the Retail Offer is not subject to a maximum amount. However, the Company and the Global Coordinator reserve the right to treat any Applications in the Retail Offer which are for more than A$100,000, or which are from persons whom they believe may be Institutional Investors, as Final Price bids in the Institutional Offer or to reject the Application.	Section 3.7

Note:
1. Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer.

Topic	Summary	Where to find more information
What is the minimum/ maximum application under the Offer continued?	The Company and the Global Coordinator also reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person for this purpose. Applicants in the Institutional Offer must bid for a minimum of 50,000 Shares. However, the Company, the Global Coordinator and the Joint Lead Managers reserve the right to accept smaller bids.	Section 3.7
Is the Offer underwritten?	No, the Offer is not underwritten.	Section 3.16
What will the market capitalisation of the Company be upon listing on ASX?	The market capitalisation of the Company will be A$2,614 million to A$3,119 million (based on the Indicative Price Range of A$1.76 – A$2.10 per share).	Key Offer Statistics
What are the key dates of the Offer?	The Retail Offer opens at 9.00am (Sydney time) on 12 March 2007. The Retail Offer closes at 5.00pm (Sydney time) on 28 March 2007. The Shares are expected to be quoted on ASX under ASX code BLY on 5 April 2007 initially on a conditional and deferred settlement basis. Holding statements are expected to be despatched on or about 12 April 2007 and the Shares are expected to commence trading on a normal settlement basis on 16 April 2007. The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to alter any of the dates relating to the Offer described in this Prospectus without notice. Investors are encouraged to submit their Applications as soon as possible after the opening of the Offer.	Important Dates
What are the key benefits of investing in the Offer?	The Offer is expected to provide investors with an investment in a company with a range of attributes including: – market leadership in the provision of drilling services and products to the global Minerals Industry; – exposure to continued strength in the Minerals Industry and the high growth Environmental & Infrastructure and Energy Industries; – a vertically integrated business model that delivers competitive advantages in access to products, product development and market knowledge; – diversified earnings and an attractive financial profile; – continuing improvements in operating efficiency; – extensive identified growth opportunities including expansion into emerging markets such as the Environmental & Infrastructure Industry and Energy Industries and high growth geographies such as Africa, Russia and South America; and – high quality management with industry-leading expertise.	Section 1.2

Topic	Summary	Where to find more information
What are the key risks of investing in Boart Longyear?	The key risks to Boart Longyear's business include (but are not limited to) the following: – if commodities prices fall below certain threshold levels, expenditure on drilling services and products may be reduced; – if demand for drilling services decreases, the market may be oversupplied with drill rigs which may result in pressure on drilling services contractors' volumes and margins; – recent restructuring and additional operational changes may impact the performance of the business; – limited barriers to entry and potential for competition consolidation; – potential for unforeseen operating difficulties associated with recent acquisitions; – foreign exchange fluctuations; – additional risk from expansion into new geographical markets; – the majority of customer contracts are relatively short term and can be cancelled by the customer at short notice; and – skilled labour shortages and increased competition for rig operators.	Section 6
What are the tax implications of investing in the Offer?	Shareholders will be subject to Australian tax on dividends. The tax consequences for investors, particularly non-resident Shareholders will differ depending on their individual circumstances. Investors should consider seeking tax advice prior to making an investment in Boart Longyear.	Section 3.15; 11
What are the costs of the Offer and who is paying them?	The total costs of the Offer are estimated to be between A$90 million and A$102 million (inclusive of GST), based on the Indicative Price Range. These costs are payable by the Company out of the proceeds of the Offer.	Section 12.12

Topic	Summary	Where to find more information
When will I receive dividends?	Dividends to Shareholders, to the extent they are paid, are expected to be payable in arrears for six month periods ending 30 June and 31 December. Subject to the Directors' discretion and their assessment of investment opportunities available to the Company, the Directors expect to distribute to Shareholders between 30% and 40% of the Company's net profit after tax. The Directors anticipate that the first dividend to Shareholders will be declared in respect of the six month period ending 31 December 2007. A dividend will not be paid in respect of the six month period ending 30 June 2007. Given that a significant proportion of Boart Longyear's earnings are generated outside Australia, it is not expected that dividends will be fully franked. However, the Company will target an ongoing franking level of 30 to 40%. The Directors may consider alternative mechanisms (such as buy-backs or capital reductions) to provide the most efficient returns to Shareholders. The Directors can give no assurance as to the extent or timing of dividends or the level of franking of dividends, as these matters will depend upon future events, including the profitability, capital requirements and taxation position of the Company from time to time. The payment of dividends by Boart Longyear will be at the complete discretion of the Directors.	Section 1.6
Is there any commission payable to financial advisors?	The Company will pay the Global Coordinator a fee of up to 3.0% for distribution to the Syndicate Members. Brokers in the Broker Firm Offer will receive a fee of 1.5% (inclusive of GST) of the value of Shares which they allocate to their clients. This fee is payable by the Company. Participating organisations of ASX will receive a handling fee of 1.0% (inclusive of GST) on General Offer Applications bearing the code of an ASX participating organisation where that Applicant is allotted Shares, with the handling fee payable by the Company. There is a cap on such handling fees of A$300 per Application (inclusive of GST) (or multiple Applications believed to be from the same person). No handling fees will be payable on Applications under the Broker Firm, Priority or Institutional Offers.	Section 3.12; 12.5.1.1
How do I apply for Shares?	By submitting a valid Application Form within, or accompanying, this Prospectus (including, for Australian and New Zealand residents only, the electronic version of the Prospectus), in accordance with the instructions set out in the Prospectus.	Section 3.7

Topic	Summary	Where to find more information
What is the allocation policy?	The Global Coordinator, in consultation with the Company and the Joint Lead Managers, has discretion regarding the allocation of Shares between the Retail Offer and the Institutional Offer. The Global Coordinator, in consultation with the Company and the Joint Lead Managers, has discretion regarding the allocation of Shares under the Retail Offer and may reject any Application, or allocate a lesser amount of Shares than that applied for, in its absolute discretion.	Section 3.7.6
When will I receive confirmation that my Application has been successful?	Holding statements are expected to be despatched on or about 12 April 2007 and the Shares are expected to commence trading on a normal settlement basis on 16 April 2007.	Section 3.7.8
Who are the advisors to the Offer?	Macquarie Equity Capital Markets Limited is the Global Coordinator. Macquarie Equity Capital Markets Limited, Goldman Sachs JBWere Pty Ltd and UBS AG, Australia Branch are the Joint Lead Managers to the Offer. Allens Arthur Robinson is the Australian legal advisor to the Company in connection with the Offer. Deloitte Touche Tohmatsu has prepared the Investigating Accountant's Report on Historical Financial Information. Deloitte Corporate Finance Pty Ltd has prepared the Independent Review of Directors' Forecasts.	Section 12.10
How can I obtain further information?	By reading this Prospectus in its entirety. By speaking to your stockbroker, accountant or other professional advisor. By calling the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488. For Australian and New Zealand residents only, by visiting the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.	All Sections
Contact details	For further contact details, refer to the Corporate Directory of this Prospectus.	Inside back cover

3 DETAILS OF THE OFFER

3.1 Important dates

Retail Offer opens	9.00am (Sydney time) on 12 March 2007
Retail Offer closes	5.00pm (Sydney time) on 28 March 2007
Institutional Offer opens	9.00am (Sydney time) on 2 April 2007
Institutional Offer closes	12.00pm (Sydney time) on 3 April 2007
Final Price and allocation announcement	4 April 2007
Shares commence trading on ASX (conditional and deferred settlement basis)	5 April 2007
Institutional Offer Settlement	11 April 2007
Issue and allotment of Shares	12 April 2007
Expected date for despatch of holding statements	12 April 2007
Shares commence trading on ASX (normal settlement basis)	16 April 2007

Note:
This timetable is indicative only. The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to vary the dates and times of the Offer, including to close the Offer early, or withdraw the Offer, to extend the Closing Date or to accept late applications, either generally or in particular cases, without notifying any recipient of this Prospectus or any Applicants. Investors are encouraged to submit their Applications as soon as possible after the opening of the Offer as the Offer may close at any time without notice.

3.2 Background to the Offer

In 2005, financial sponsors, Advent International and Bain Capital and the Management Investors acquired Longyear Global Holdings Inc. from Anglo American. At that time, Boart Longyear was a non-core business for Anglo American and had limited access to capital. It represented less than 4% of Anglo American's annual revenue and was run as a collection of small regional businesses. The Company's headquarters was located in Johannesburg, South Africa. The Company recognised the significant operational improvements and growth opportunities that could flow from restructuring Boart Longyear into a globally run, operationally focused business and through providing capital to fund growth. They moved the headquarters of the Company to Salt Lake City, United States.

In 2006, a consortium of equity investors, including Macquarie European Investments Pty Limited ("Macquarie European Investments") (a subsidiary of Macquarie Bank) and a number of institutional investors ("Consortium") was introduced as an investor in Boart Longyear alongside Advent International, Bain Capital and the Management Investors. The shareholders agreed to fund a focused acquisition and capital expenditure program for the Company to complement the continuing operational improvements and growth initiatives which commenced upon Advent International, Bain Capital's and the Management Investors' acquisition in 2005.

Since the Consortium was introduced as an investor, the Company has completed a series of drilling services and products acquisitions (refer to Section 5.3.1).

3.2.1 Initial Investor arrangements

The Vendors currently, directly or indirectly, hold shares in Resource Services Holdco, Inc., a holding company for the Boart Longyear Businesses. As part of the restructure in preparation for the Offer, the Vendors have agreed to dispose of their shares in this initial investment vehicle in return for securities in Boart Longyear Investments, a wholly owned subsidiary of the Company. A portion of the Vendors' securities will be redeemed for cash as part of the Offer, in effect allowing a partial sell down of the Vendors' interests. The remaining portion of the Vendor's securities will be exchanged into Shares in the Company. This outcome will be achieved through the following steps:

- Boart Longyear Investments will acquire Resources Services Holdco Inc at the same time as the Settlement under the Offer, being 11 April 2007, pursuant to a share sale agreement ("SSA") entered into with the Vendors.
- For the portion of their investment to be realised through the Offer, the Vendors will receive Redeemable Notes ("RNs") issued by Boart Longyear Investments. Shortly after allotment of Shares under the Offer, Boart Longyear Investments will redeem each RN on issue, by paying the Final Price for each RN redeemed. The total amount payable by Boart Longyear Investments to fund the redemption of RNs will be A$1,301 million (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer).

- For the portion of their investment to be retained after the Offer, the Vendors will receive Exchangable Notes ("ENs") issued by Boart Longyear Investments. On allotment of Shares under the Offer, each EN on issue will be exchanged for a Share in the Company.

Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer, Macquarie European Investments will hold approximately A$57 million in Shares after completion of the Offer, representing circa 2.0% of the Company's issued capital (refer to Section 3.6).

Macquarie European Investments has agreed to an escrow arrangement with the Company under which it will be restricted in dealing with the Shares until three business days after the announcement of the Company's FY2007 results.

Macquarie European Investments is an existing shareholder and has a current investment comprising 17% of the existing shareholder base.

Under the arrangements between the Vendors it was agreed that Macquarie Bank would receive a portion of any profit achieved by certain Vendors determined in part by reference to the increase in value of the Vendors' investment up to the date of the Offer. Upon completion of the Offer, the value of the Vendors' investment will be determined by reference to the Final Price.

3.3 The Offer

The Offer comprises the Retail Offer and the Institutional Offer and is for 1,262 million to 1,278 million Shares, based on the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date of the Institutional Offer. The Offer will represent 85%–86% of the total Shares on issue following completion of the Offer (based on the mid point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer), with the remaining 14%–15% to be held by the Vendors. Further information regarding the number of Shares to be issued under the Offer is set out in Section 3.6. Details about the issue of Shares to Vendors in connection with the conversion of Exchangeable Notes are set out in Section 3.2.1.

All Shares under the Offer will be issued at the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie European Investments Pty Limited as the nominated representative of the Vendors, after consultation with the Company and the Joint Lead Managers, after the close of the Institutional Offer. The Final Price may be within, above or below the Indicative Price Range of A$1.76–A$2.10 per Share. For additional information on the determination of the Final Price, refer to Section 3.8.3.

3.4 Purpose of Offer

The purpose of the Offer is to provide the Company with:

- cash to redeem Redeemable Notes held by Vendors;
- cash to pay down a portion of the Company's debt balance;
- cash to pay the costs of the Offer;
- a Listing, thereby broadening its Shareholder base and providing a liquid market for its Shares; and
- access to capital markets to fund future growth opportunities.

3.5 Use of Offer proceeds

The total gross proceeds of the Offer will be equal to the number of Shares issued under the Offer multiplied by the Final Price. The total gross proceeds of the Offer are expected to be between A$2,249 million and A$2,650 million, based on the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date of the Institutional Offer.

Table 3.1: Sources and applications of funds[1,2]

Sources	A$m
Gross proceeds under the Offer	2,449
Total	**2,449**

Applications	A$m
Redemption of Redeemable Notes held by Vendors	1,301
Reduction in the Company's debt level[3]	1,055
Costs of the Offer	93
Total	**2,449**

Notes:

1. Amounts in the table are based on the mid-point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer. The pro forma balance sheets as at 31 December 2006 in Section 8 assume a foreign exchange rate of US$0.787:A$1.00 resulting in different Australian dollar amounts from the table above.
2. Differences between the amounts in the table and the pro forma balance sheet amounts set out in Section 8 also arise because the pro forma net debt at 31 December 2006 will differ from the net debt at Settlement due to working capital, capital expenditure and debt servicing requirements prior to Settlement (refer to Section 12.5.2 for information on the Company's debt facilities following Settlement).
3. The amount of reduction in the Company's debt level following the debt restructuring includes the related costs of undertaking the debt restructuring.

The Company will not retain any of the proceeds of the Offer, other than an amount to pay the costs of the Offer and to repay a portion of the Company's debt balance. The Directors expect that Boart Longyear will have sufficient working capital from its operations and existing facilities to meet its operational requirements and business needs during the Forecast Period.

3.6 Structure of the Offer

The Offer is structured as follows:

1. the Retail Offer, made pursuant to this Prospectus and the New Zealand Investment Statement, consisting of:
   (i) the General Offer, which is open to Australian and New Zealand resident Retail Investors (refer to Section 3.7.3);
   (ii) the Broker Firm Offer, which is open to Australian and New Zealand resident Retail Investors who have received a firm allocation from their Broker (refer to Section 3.7.1);
   (iii) the Priority Offer, which is open to Australian and New Zealand resident Retail Investors nominated at the sole discretion of Boart Longyear (refer to Section 3.7.2); and
2. the Institutional Offer, which consists of an invitation to bid for Shares made to Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions and is made pursuant to this Prospectus, the New Zealand Investment Statement or the International Offering Circular where applicable (refer to Section 3.8.1).

The Offer will be managed by the Global Coordinator, in consultation with the Joint Lead Managers and the Company. The Offer is not underwritten. Details of the Offer Management Agreement, to which the Company and the Joint Lead Managers are parties, including the termination provisions and the fees payable, are set out in Section 12.5.1.

The Retail Offer and Institutional Offer are conditional on each other. If one does not proceed, the other will not proceed.

All Shares offered for issue under the Offer will be issued subject to the disclosures in this Prospectus, the New Zealand Investment Statement and the International Offering Circular, as applicable, and will rank equally with each other, including those Shares issued to the Vendors.

The ownership structure of the Company following the Offer and assuming the issue of Shares to Management under the equity arrangements outlined in Section 3.11 will be as follows:

Table 3.2: Shareholding structure post Offer

Shareholder	Immediately following the Offer %[1]	Following issue of Shares under the equity arrangements described in Section 3.11 %[1]
New Shareholders pursuant to the Offer	85.5	84.4
Management Investors[2]	2.4	3.6
Macquarie European Investments Pty Limited[3]	2.0	2.0
Other existing shareholders[4,5]	10.1	10.0
Total	**100**	**100**

Notes:
1. Based on the mid-point of the Indicative Price Range and a foreign exchange rate of US$0.771:A$1.00 on the Closing Date for the Institutional Offer.
2. Management Investors have entered into an escrow arrangement with the Company (refer to Section 3.11) under which they will be restricted from dealing with any of its retained holding until the date that is the later of three business days after the announcement of Boart Longyear's FY2007 results and twelve months after Settlement of the Offer.
3. Macquarie European Investments Pty Limited (a subsidiary of Macquarie Bank) has entered into an escrow agreement with the Company (refer to Section 3.2) under which it will be restricted from dealing with any of their retained holding until three business days after the announcement of Boart Longyear's FY2007 results.
4. Other existing shareholders includes the Consortium (with the exception of Macquarie European Investments Pty Limited) and David McLemore but does not include Advent International or Bain Capital as they are disposing of all of their interests in Boart Longyear under the Offer.
5. The other existing shareholders' retained holdings will not be subject to escrow.

Due to the vesting period associated with the equity arrangements described in Sections 3.11, the Management Investors will initially receive 35.8 million Shares (based on the mid point of the Indicative Price Range and a foreign exchange rate of US$0.771: A$1.00 at the Closing Date of the Institutional Offer) representing 2.4% of the Shares of the Company at Completion of the Offer. Following vesting, from the period during October to December 2007, the Shares held by the Management Investors will increase to 53.7 million (based on the mid point of the Indicative price Range and a foreign exchange rate of US$0.771:A$1.00 at the Closing Date for the Institutional Offer).

3.7 Retail Offer

The Retail Offer is open to Australian and New Zealand resident Retail Investors only.

To apply in the Retail Offer, you must have a registered address in Australia or New Zealand and must provide the information requested on the applicable Application Form. If you have been offered a firm allocation by a Broker, you will be treated as a Broker Firm Applicant in respect of that allocation (refer Section 3.7.1).

If you apply in the Retail Offer, you must apply for a minimum value of A$2,000 worth of Shares and in multiples of A$500 thereafter. There is no maximum value of Shares which may be applied for under the Retail Offer. However, the Company and the Global Coordinator reserve the right to treat any Applications in the Retail Offer which are for more than A$100,000 or are from persons whom they believe may be Institutional Investors, as Final Price bids in the Institutional Offer or to reject the Application. The Company and the Global Coordinator also reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person for this purpose.

Closing Date for the Retail Offer

The Retail Offer opens at 9.00am (Sydney time) on 12 March 2007 and closes at 5.00pm (Sydney time) on 28 March 2007, subject to amendment by the Company and the Global Coordinator, in consultation with the Joint Lead Managers. Broker Firm Applications lodged with Brokers must be lodged in accordance with the timetable instructions provided by your Broker. Completed Application Forms and Application Monies for the General Offer and Priority Offer must be received by the Registry no later than 5.00pm (Sydney time) on the Closing Date unless the Company and the Global Coordinator, in consultation with the Joint Lead Managers, elect to close the General Offer and Priority Offer early or extend the Closing Date for the General Offer and Priority Offer.

The Retail Offer may be closed at any earlier date, without notice. If you are applying under the Retail Offer, you are therefore encouraged to submit your Applications as soon as possible after the Offer opens at 9.00am (Sydney time) on 12 March 2007.

The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to reject any Application Form which is not correctly completed or which is submitted by a person who they believe is ineligible to participate in the Retail Offer, or to waive or correct any errors made by the Applicant in completing their Application.

Successful Applicants in the Retail Offer will be allotted Shares at the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie European Investments Pty Limited as the nominated representative of the Vendors, after consultation with the Company and the Joint Lead Managers, after the close of the Institutional Offer as described in Section 3.8. An Indicative Price Range has been set at A$1.76 to A$2.10 per Share but the Final Price may be set above, within or below the Indicative Price Range. To the extent permitted by law, the offer by an Applicant in the Retail Offer is irrevocable.

3.7.1 Broker Firm Offer

Who can apply in the Broker Firm Offer?

The Broker Firm Offer is open to Australian and New Zealand resident Retail Investors who have received a firm allocation from their Broker.

How to apply in the Broker Firm Offer

If you are a Broker Firm Applicant, you should contact your Broker for information about how to submit your Application Form and for payment instructions. Your Broker will act as your agent and, in submitting your Application Form and Application Monies, you must:

- make the cheque, bank draft or money order payable to the Broker that has given you the firm allocation in accordance with their instructions; and
- deliver your completed Application Form and Application Monies to the Broker that has given you the firm allocation as instructed by them.

It is your Broker's responsibility to ensure that your Application Form and Application Monies are submitted before 5.00pm (Sydney time) on the Closing Date or any earlier closing date as determined by your Broker. The Company, the Global Coordinator, the Joint Lead Managers or the Registry take no responsibility for any acts or omissions committed by your Broker in connection with your Application.

3.7.2 The Priority Offer

Who can apply in the Priority Offer?

The Priority Offer is only open to Australian and New Zealand resident Retail Investors nominated by Boart Longyear.

How to apply in the Priority Offer?

If you are a Priority Offer Applicant, you should have received a personalised Application Form with this Prospectus. Applications in the Priority Offer must be made on the personalised Application Form and must be accompanied by a cheque, bank draft or money order for the Application Monies. Cheques,

bank drafts or money orders must be drawn on an Australian financial institution in Australian dollars and be made payable to "Boart Longyear Share Offer Account" and crossed "Not Negotiable". Cash will not be accepted. Receipts for payments will not be issued. You should ensure that sufficient funds are held in the relevant account(s) to cover your cheque(s).

Alternatively, you may submit your Priority Application electronically via the internet at www.boartlongyearshareoffer.com and submit your Application Monies using BPAY®. If you apply online and intend to submit Application Monies using BPAY®, you must ensure that your payment is submitted and processed by your bank so that funds are received before 5.00pm (Sydney time) on the Closing Date.

If you submit an online Application and your payment is not received before 5.00pm (Sydney time) on the Closing Date, it will be treated as a late Application and may not be processed. Full details on how to make payment through BPAY® can be made on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com

If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the amount you have applied for in your Application Form, or your BPAY® payment is for any reason not received or not received in full, you may be taken to have applied for such lower amount as your cleared Application Monies will pay for (and to have specified that amount in your Application Form) or your Application may be rejected.

If you do not submit your Application on a personalised Application Form, or do not apply online under the Priority Offer, your Application will be treated as an Application in the General Offer and will not receive any priority.

3.7.3 General Offer

Who can apply in the General Offer?

The General Offer is open to Australian and New Zealand resident Retail Investors.

How to apply in the General Offer

If you wish to apply under the General Offer, you must complete and lodge an Application Form attached to or within this Prospectus in accordance with the instructions set out on the form.

Applications in the General Offer must be accompanied by a cheque, bank draft or money order for the Application Monies. Cheques, bank drafts or money orders must be drawn on an Australian financial institution in Australian dollars and made payable to "Boart Longyear Share Offer Account" and crossed "Not Negotiable". Cash will not be accepted. Receipts for payment will not be issued. Applicants should ensure that sufficient funds are held in the relevant account(s) to cover your cheque(s).

Alternatively, you may submit your General Offer Application electronically via the internet at www.boartlongyearshareoffer.com and submit your Application Monies using BPAY®. If you apply online and intend to submit Application Monies using BPAY®, you must ensure that your payment is submitted and processed by your bank so that funds are received before 5.00pm (Sydney time) on the Closing Date. If you submit an online Application and your payment is not received before 5.00pm (Sydney time) on the Closing Date, it will be treated as a late Application and may not be processed. Full details on how to make payment through BPAY® can be made on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.

If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the amount you have applied for in your Application Form, or your BPAY® payment is for any reason not received or not received in full, you may be taken to have applied for such lower amount as your cleared Application Monies will pay for (and to have specified that amount in your Application Form) or your Application may be rejected.

3.7.4 Where to send your Application Form under the Priority Offer and General Offer

Completed Application Forms, together with the cheque, bank draft or money order for the Application Monies, should be mailed or delivered to the Registry as set out below by the Closing Date:

Postal Address	OR	**Delivery Address**
Boart Longyear Initial Public Offer c/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia		Boart Longyear Initial Public Offer c/- Link Market Services Limited Level 12, 680 George Street Sydney NSW 2000 Australia

Alternatively, you may submit your General Offer or Priority Offer Application and Application Monies electronically via the internet at www.boartlongyearshareoffer.com with payment through BPAY®. Full details on how to make payment through BPAY® can be found on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com.

3.7.5 Acceptance of Applications under the Retail Offer

An Application in the Retail Offer is an offer by you to the Company to subscribe for Shares in the amount specified in the Application Form at the Final Price on the terms and conditions set out in this Prospectus (including any supplementary or replacement prospectus) and the Application Form.

An Application may be accepted in respect of the full amount, or any amount lower than that specified in the Application Form, without further notice to the Applicant. Acceptance of an Application will give rise to a binding contract with acceptance to take place after the quotation of Shares on ASX and Settlement.

3.7.6 Allocation policy under the Retail Offer

The Global Coordinator, in consultation with the Joint Lead Managers and the Company, has discretion regarding the allocation of Shares to Applicants in the Retail Offer and may reject any Application, or allocate a lesser amount of Shares than those applied for, in its absolute discretion. This discretion includes the allocation of Shares between the Retail Offer and the Institutional Offer.

The value of Shares that may be applied for under the Retail Offer is not subject to a maximum amount. However, the Company and the Global Coordinator reserve the right to treat any Applications in the Retail Offer which are for more than A$100,000, or which are from persons whom they believe may be Institutional Investors, as Final Price bids in the Institutional Offer or to reject the Application. The Company and the Global Coordinator also reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person for this purpose.

Allocation Priority

The allocation priority in respect of each component of the Retail Offer is as follows:

1. Broker Firm Offer;
2. Priority Offer; and
3. General Offer.

Allocations under the Broker Firm Offer

Firm stock which has been allocated to Brokers for allocation to their Australian and New Zealand resident Retail Investors will be issued to Broker Firm Applicants nominated by those Brokers. It will be a matter for each Broker as to how they allocate firm stock among their Retail Investors, and they (and not the Company, the Global Coordinator or the Joint Lead Managers) will be responsible for ensuring that Retail Investors who have received a firm allocation from them receive the relevant Shares.

Broker Firm Applicants will be able to confirm their firm allocations through the Broker from whom they received those allocations. However, Applicants in the Broker Firm Offer who sell Shares before receiving an initial statement of holding do so at their own risk, even if they have obtained details of their holding from their Broker.

Allocations under the Priority Offer

Allocations under the Priority Offer will be at the absolute discretion of Boart Longyear.

Allocations under the General Offer

The Global Coordinator, in consultation with the Joint Lead Managers and the Company, reserves the right to reject any Application or to allocate a lesser amount than that applied for or to allocate no Shares to any or all Applicants in the General Offer.

3.7.7 Determination of the number of shares to be issued to successful Applicants Under the Retail Offer

The number of Shares to be issued to each successful Applicant under the Retail Offer will equal the dollar amount of their Application, less any scaling back (e.g. as a result of excess demand), divided by the Final Price and rounded down to the nearest whole Share.

For example, if you applied for A$5,000 worth of Shares, the Application was scaled back to A$3,000, and the Final Price was A$2.10 you would receive 1,428 Shares, calculated as:

$$\frac{A\$3,000}{A\$2.10} = 1,428.57 \text{ Shares}$$

= 1,428 Shares when rounded down to the nearest whole Share.

You would receive a refund of A$2,001 being the amount of scale-back. No interest will be paid on any Application Monies or refunds.

The method of scale-back will be determined by the Global Coordinator, in consultation with the Joint Lead Managers and the Company, at its absolute discretion.

3.7.8 Announcement of Final Price and final allocation policy in the Retail Offer

The Company expects to announce the Final Price and the final allocation policy under the Retail Offer on or about 4 April 2007. This information will be advertised in The Australian and other national and major metropolitan newspapers on or about that same day. Applicants in the Retail Offer will also be able to call the Boart Longyear Offer Information Line on 1800 781 633 after 8.30am (Sydney time) from 5 April 2007 to confirm their allocations. Applicants who are eligible to participate in the Retail Offer and are overseas should call +61 2 8280 7488.

However, if you are an Applicant in the Retail Offer and sell Shares before receiving an initial statement of holding, you do so at your own risk, even if you have obtained details of your holding from the Boart Longyear Offer Information Line.

3.7.9 Can the Offer be withdrawn or closed early?

Boart Longyear reserves the right to withdraw the Offer at any time before the allocation of Shares under the Offer. If the Offer is withdrawn, Application Monies will be refunded. No interest will be paid on any Application Monies refunded as a result of the withdrawal of the Offer or otherwise. Boart Longyear will retain any interest which accrues on Application Monies.

Boart Longyear and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to close the Offer early.

3.7.10 Refunds

Application Monies will be refunded (in full or in part) in Australian dollars where an Application is rejected, an Application is subject to scale-back or the Offer is withdrawn or cancelled. No interest will be paid on any refunded amounts. The Company will retain any interest earned on Application Monies.

Refund cheques will be sent following completion of the Offer or as otherwise applicable in the circumstances outlined above.

3.8 Institutional Offer

3.8.1 Invitations to bid

The Company is inviting certain Institutional Investors to bid for Shares in the Institutional Offer. The Institutional Offer is structured in three parts:

- an invitation to Australian and New Zealand Institutional Investors to bid for Shares, made under this Prospectus and the New Zealand Investment Statement as applicable;
- an invitation to QIBs in the United States to bid for Shares in transactions that are exempt from the registration requirements of the US Securities Act in reliance upon Regulation D (or Rule 144A, if applicable), and applicable United States state securities laws, made under the International Offering Circular; and
- an invitation to Institutional Investors in certain jurisdictions outside Australia, New Zealand and the United States to bid for Shares in transactions that are exempt from the registration requirements of the US Securities Act in reliance upon Regulation S and in compliance with all applicable laws in the jurisdictions in which such Shares are offered and sold, made under the International Offering Circular.

3.8.2 Institutional Offer process and the Indicative Price Range

The Institutional Offer will be conducted using a bookbuild process managed by the Global Coordinator and the Joint Lead Managers, who will act as joint bookrunners. Full details of how to participate, including bidding instructions, will be provided to participants by the Global Coordinator and the Joint Lead Managers.

Participants can only bid into the bookbuild for Shares through Syndicate Members. They may bid for Shares at specific prices or at the Final Price. Participants may bid above, within or below the Indicative Price Range, which is A$1.76 to A$2.10 per Share. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie European Investments as the nominated representative of the Vendors, after consultation with the Company and the Joint Lead Managers, after the close of the Institutional Offer as described in Section 3.8.

The minimum bid size in the Institutional Offer is 50,000 Shares. However, the Company and the Joint Lead Managers reserve the right to accept smaller bids.

The bookbuild will be conducted from 9.00am (Sydney time) on 2 April 2007 to 12.00pm (Sydney time) on Tuesday, 3 April 2007. The Company and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to vary the dates and/or times of the Institutional Offer without notice.

Bids in the Institutional Offer may be amended or withdrawn at any time up to the close of the Institutional Offer. Any bid not withdrawn at the close of the Institutional Offer is an irrevocable offer by the relevant bidder to subscribe or procure subscribers for the Shares bid for (or such lesser number as may be allocated) at the price per Share bid or at the Final Price, where this is below the price per share bid, on the terms and conditions set out in this Prospectus or the International Offering Circular (as applicable), including any supplementary or replacement document, and in accordance with any bidding instructions provided by Syndicate Members to participants. Bids can be accepted or rejected by the Company in whole or in part, without further notice to the bidder. Acceptance of a bid will give rise to a binding contract.

Details of the arrangements for notification and settlement of allocations applying to participants in the Institutional Offer will be provided to participants prior to or at the opening of the bookbuild process. In some cases, Shares allocated may be delivered by the Joint Lead Managers, or their international affiliates, pursuant to settlement support arrangements under which the relevant Shares may be sold or issued to them and on-sold by them to satisfy the relevant allocations under the Institutional Offer.

3.8.3 The Final Price

The bookbuild process will be used to determine the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie European Investments as the nominated representative of the Vendors, after consultation with the Company and the Joint Lead Managers, after the close of the Institutional Offer as described in Section 3.8.2. It is expected that the Final Price will be announced to the market on or about 4 April 2007. In determining the Final Price, consideration will be given to, but will not be limited to, the following factors:

- the level of demand for Shares under the Institutional Offer at various prices;
- the level of demand for Shares under the Retail Offer;
- the objective of maximising the proceeds of the Offer; and
- the desire for an orderly secondary market in the Shares.

The Final Price will not necessarily be the highest price at which Shares could be sold and may be set above, within or below the Indicative Price Range.

All successful bidders in the Institutional Offer will pay the Final Price.

3.8.4 Allocation policy under the Institutional Offer

The allocation of Shares among bidders in the Institutional Offer will be determined by the Joint Lead Managers, in consultation with the Company. The Joint Lead Managers, in consultation with the Company, will have absolute discretion regarding the basis of allocation of Shares, and there is no assurance that any bidder will be allocated any Shares, or the number of Shares for which it has bid.

The initial determinant of the allocation of Shares under the Institutional Offer will be the Final Price. Bids lodged at prices below the Final Price will not receive an allocation of Shares.

The allocation policy will also be influenced by, but not constrained by, the following factors:

- the price and number of Shares bid for by particular bidders;
- the timeliness of the bid by particular bidders; and
- any other factors that the Joint Lead Managers, in consultation with the Company, consider appropriate, in their sole discretion.

3.9 Minimum subscription amount

A minimum subscription amount under the Offer is required to fund the redemption of Redeemable Notes, to undertake the debt restructuring (approximately US$1,055 million) and to cover the costs of the Offer.

The Offer will not proceed, and all Applications and Application Monies will be returned to Applicants (without interest), unless a minimum subscription amount of A$1,148 million is raised under the Offer. The Company reserves the right to not proceed with the Offer or any part of it at any time before allotment of Shares to Applicants in the Retail Offer and bidders in the Institutional Offer.

3.10 Discretion regarding the Offer

The Company reserves the right not to proceed with the Offer or any part of it at any time before the allotment of Shares to Applicants in the Retail Offer and to bidders in the Institutional Offer. If the Offer or any part of it does not proceed or is cancelled, all Application Monies, or the relevant Application Monies will be refunded (without interest).

The Company also reserves the right to close the Offer or any part of it early, or extend the Offer or any part of it or to accept late Applications or bids either generally or in particular cases, or to reject any application. Under the terms of the Offer Management Agreement, Macquarie European Investments, as nominated representative of the Vendors, in consultation with the Company and the Joint Lead Manager, may set the Final Price which is above, within or below the Indicative Price Range.

3.11 Investment by Management

The Management Investors will hold interests in Boart Longyear as a result of their existing shareholding in the Boart Longyear Group prior to the Offer. These interests will represent between 2.3% and 2.5% of the Company at Settlement of the Offer based on the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer.

In addition, certain equity arrangements were agreed between Management and the existing shareholders ("Vendors") during 2006. The value of the shareholding resulting from these equity arrangements will be determined by reference to the Final Price.

In accordance with these arrangements, cash proceeds from the Offer, otherwise payable to the Vendors, will be set aside to fund the Shares to be issued under the equity arrangements between October and December 2007 once the vesting period for the equity arrangements has been satisfied. Upon vesting, the Shares will be issued by the Company at the Final Price. The number of Shares being issued upon vesting increases with the Final Price determined under the Offer. Assuming all equity arrangements vest, the number of Shares to be issued will range between 15 million and 20 million based on the Indicative Price Range and will result in the Company receiving between A$26.4 million and A$42.0 million in cash during the last quarter of FY2007.

Therefore, based on the existing shareholdings of the Management Investors prior to the Offer and Shares to be issued under the equity arrangements, the total number of Shares to be held by Management Investors in Boart Longyear will represent approximately 3.6% of the Company's issued share capital (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer).

Each of the Management Investors has agreed to an escrow arrangement with the Company under which they will be restricted from dealing with all the Shares they hold until the later of twelve months after the settlement of the Offer and three business days following the announcement of Boart Longyear's FY2007 results.

The Company will waive these restrictions only if:

- a takeover bid is made for all the Shares and holders of at least half of the Shares not subject to the restrictions have accepted the offer under the takeover bid; or
- a scheme of arrangement relating to the Shares becomes effective.

The Company will also waive these restrictions to permit dealings for estate planning purposes to family members.

3.12 ASX admission and quotation

It is expected that Shares will commence trading on ASX on or about 5 April 2007, initially on a conditional and deferred settlement basis.

All contracts formed on acceptance of Applications and bids in the Institutional Offer will be conditional on ASX agreeing to quote the Shares on ASX and also on initial settlement (that is, settlement in respect of all, or substantially all, of the Shares the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements ("Settlement")). Trades occurring on ASX before Settlement occurs will be conditional on Settlement occurring.

Conditional trading will continue until the Company has advised ASX that Settlement has occurred, which is expected to be on or about 11 April 2007.

Trading on ASX will then be on an unconditional but deferred settlement basis until the Company has advised ASX that initial holding statements have been despatched to Shareholders. Trading on ASX is expected to commence on a normal settlement basis on or about 16 April 2007.

If Settlement has not occurred within 14 days (or such longer period as ASX allows) after the day Shares are first quoted on ASX, the Offer and all contracts arising on acceptance of Applications and bids in the Institutional Offer will be cancelled and of no further effect and all Application Monies will be refunded (without interest). In these circumstances, all purchases and sales made through ASX participating organisations during the conditional trading period will be cancelled and of no effect. Refer to Section 3.8.3 for details on the announcement of the Final Price and final allocation policy under the Institutional Offer.

Following the issue of Shares, successful Applicants will receive a holding statement setting out the number of Shares issued to them under the Offer. It is expected that holding statements will be despatched by standard post on or about 12 April 2007. It is the responsibility of Applicants to determine their allocation prior to trading in Shares. Applicants trading in Shares prior to receiving a statement of holding do so at their own risk. The Company, the Registry, the Global Coordinator and the Joint Lead Managers disclaim all liability, whether in negligence or otherwise, to persons who sell Shares before receiving their initial holding statement, whether on the basis of a confirmation of allocation provided by any of them or by the Boart Longyear Offer Information Line.

3.13 Brokerage, commission and stamp duty
No brokerage, commission or stamp duty is payable by Applicants upon acquisition of the Shares under the Offer. Various fees are payable in relation to the Offer by the Company to the Global Coordinator, the Joint Lead Managers, the other Syndicate Members and certain other Brokers. Details are set out in Section 12.5.1.1.

3.14 Stamping fees
Participating organisations of ASX will receive a handling fee of 1.0% (inclusive of GST) on General Offer Applications bearing the code of an ASX participating organisation where that Applicant is allotted Shares, with the handling fee payable by the Company. There is a cap on such handling fees of A$300 per Application (inclusive of GST) (or multiple Applications believed to be from the same person). No handling fees will be payable on Applications under the Broker Firm, Priority or Institutional Offers.

3.15 Taxation
The Australian taxation consequences of any investment in Shares will depend upon the investor's particular circumstances. It is the obligation of potential investors to make their own enquiries concerning the taxation consequences of an investment in the Company. If you are in doubt as to the course of action you should follow, you should consult your stockbroker, accountant or other professional advisor. Section 12.9 sets out further information in relation to tax.

3.16 Offer Management Agreement
The Company has entered into an Offer Management Agreement with the Global Coordinator and the Joint Lead Managers in respect of the management of the Offer. The Offer will not be underwritten. Once the Final Price has been determined, the Global Coordinator and the Joint Lead Managers or their affiliates will be obliged to provide settlement support in respect of successful bids in the Institutional Offer under the Offer Management Agreement. The Offer Management Agreement sets out a number of circumstances under which the Global Coordinator and the Joint Lead Managers may terminate the agreement and settlement support obligations. A summary of certain terms of the Offer Management Agreement, including the termination provisions, is set out in Section 12.5.1.

3.17 Foreign selling restrictions
No action has been taken to register or qualify this Prospectus, the Shares or the Offer or otherwise to permit a public offering of the Shares in any jurisdiction outside Australia and New Zealand. The Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, US Persons except to QIBs in accordance with an applicable exemption from the registration requirements of the US Securities Act pursuant to Regulation D (or Rule 144A, if applicable), and applicable United States state securities laws.

This Prospectus may not be distributed in the United States or to US Persons, or elsewhere outside Australia and New Zealand, unless it is attached to, or constitutes part of, the International Offering Circular that further describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand, and may only be distributed to persons to whom the Offer may lawfully be made in accordance with the offering and selling instructions set out in this Prospectus and in compliance with the laws of any applicable jurisdiction. This Prospectus does not constitute an offer or invitation to subscribe for Shares in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation or issue this Prospectus.

Each person to whom the Offer is made under this Prospectus (including each person in Australia and New Zealand to whom the Institutional Offer is made) will be required to represent, warrant and agree as follows (and will be taken to have done so if it makes a bid in the Institutional Offer):

- it acknowledges that the Shares have not been, and will not be, registered under the US Securities Act, or in any other jurisdiction outside Australia or New Zealand, and may only be offered and sold: (i) in the United States or to, or for the account or benefit of, US Persons, to persons that are QIBs in accordance with Regulation D (or Rule 114A, if applicable), and applicable United States state securities laws; and (ii) outside the United States, to persons other than US Persons in offshore transactions in compliance with Regulation S;
- it is not in the United States or a US Person and is not acting for the account or benefit of a US Person or any other foreign person; and
- either (1) it is not engaged in the business of distributing securities or (2) if it is, it agrees that it will not offer or resell in the United States or to, or for the account or benefit of, a US Person (a) any Shares it acquires under the Offer at any time or (b) any Shares it acquires other than under the Offer until 40 days after the date on which the Shares are allocated under the Offer, in either case other than in a transaction meeting the

requirements of Rule 144A or Regulation S; provided, however, that the foregoing will not prohibit any sale of Shares on ASX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the United States.

No person is authorised to provide any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations will not be relied upon as having been authorised by the Company, the Global Coordinator or the Joint Lead Managers or any other Syndicate Member or any other person, nor will any such persons have any liability or responsibility in relation to them.

A New Zealand Investment Statement which complies with the Securities Act 1978 (NZ) and the Securities Regulation 1983 (NZ) has been prepared in connection with the Offer. New Zealand residents should read the Investment Statement before making an Application.

3.18 Electronic Prospectus

The Offer constituted by this Prospectus is available electronically only to Australian and New Zealand residents accessing and downloading or printing the electronic version of this Prospectus within Australia and New Zealand. Australian and New Zealand residents located in Australia or New Zealand may view this Prospectus on the Boart Longyear Share Offer website at www.boartlongyearshareoffer.com. The Offer constituted by this Prospectus in electronic form is not available to investors outside Australia and New Zealand, including persons in the United States and US Persons. Refer to Section 3.17 for applicable selling restrictions.

Persons who access the electronic version of this Prospectus should ensure they download and read the entire Prospectus. A paper copy of this Prospectus will be provided free of charge to any person in Australia or New Zealand who requests a copy by contacting the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488 during the Offer Period.

Applicants using the Application Form attached to the electronic version of this Prospectus must be located in Australia or New Zealand. The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.19 CHESS and holding statements

The Company intends to apply to participate in CHESS and, in accordance with the Listing Rules and the ASTC Settlement Rules, will maintain an electronic CHESS sub-register and an electronic issuer sponsored sub-register.

Following the issue of Shares to successful Applicants, Shareholders will receive an initial statement of holding (similar in style to a bank account statement) that sets out the number of Shares that have been allocated to them under the Offer.

This statement will also provide details of a Shareholder's HIN in the case of a holding on the CHESS sub-register, or SRN in the case of a holding on the issuer sponsored sub-register. Shareholders will be required to quote their HIN or SRN, as appropriate, in all dealings with a stockbroker or the Registry.

Shareholders will receive subsequent statements during the first week of the following month if there has been a change to their holding on the register and as otherwise required under the Listing Rules and the Corporations Act. Additional statements may be requested at any other time either directly through the Shareholder's sponsoring broker, in the case of a holding on the CHESS sub-register, or through the Registry in the case of a holding on the issuer sponsored sub-register. The Company or the Registry may charge a fee for these additional issuer sponsored statements.

3.20 Enquiries

If you require assistance to complete an Application Form or require additional copies of this Prospectus, you should contact the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488. The Boart Longyear Offer Information Line will be open on business days from 8.30am to 5.30pm (Sydney time) from 1 March 2007. Investors will be able to contact the Boart Longyear Offer Information Line to receive details of their allocations from 8.30am (Sydney time) on the date of Shares commencing conditional and deferred settlement trading, which is expected to be 5 April 2007. However, if you are an Applicant in the Retail Offer and sell Shares before receiving an initial statement of holding, you do so at your own risk, even if you have obtained details of your holding from the Boart Longyear Offer Information Line. If you require advice as to whether to invest in the Company, you should seek professional advice from your stockbroker, accountant or other professional advisor.

DRILLING INDUSTRY OVERVIEW

4

4.1 Introduction

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries.

This Section 4 addresses the market segments and regions currently served or targeted by Boart Longyear.

Table 4.1: Drilling industry

Industry	Minerals Industry	Environmental & Infrastructure Industry	Energy Industry
Segments served by Boart Longyear	All stages of mining operations: – Exploration – Development – Production – Mine closure	– Water – Environmental – Construction – Geotechnical	– Oil sands – Oil shale – Coal bed methane – Geothermal – Coal exploration
FY2006 industry size for customer segments served by Boart Longyear[1]	– US$2.5 billion	– US$3.8 billion	– US$2.1 billion
Main regions currently served by Boart Longyear	– Asia Pacific – Canada – United States – South America – Europe – Sub Saharan Africa	– Water – New Zealand, United States – Environmental – New Zealand, United States and Europe – Construction – United States and Canada – Geotechnical – New Zealand, United States and Canada	– Canada – United States – Asia Pacific
Primary drilling technologies	– Diamond core – Dual tube reverse circulation – Percussive – Rotary air blast – Sonic	– Sonic – Auger – Rotary – Probe – Diamond core	– Rotary – Sonic – Diamond core
Key drivers	– Raw materials demand and supply dynamics – Commodities prices relative to the cost of production	– GDP growth – Growing urbanisation – In the case of environmental drilling, regulatory changes	– Consumption rate and price of conventional energy sources – Increasing interest in developing alternative energy sources
Largest participants in the customer segments served by Boart Longyear	– Boart Longyear (#1) – Major Drilling (#2) – Layne Christensen (#3)	– Boart Longyear (#1)[2] – Layne Christensen (#2) – Diversified Water (#3) – Water Development Corporation (#4)	– Mullen Group (#1)[3] – Ensign Energy Services (#2) – Boart Longyear (#3)

Notes:
1. Management estimates based on industry data.
2. United States Environmental drilling segment only.
3. Canadian oil sands segment only.

4.1.1 Primary drilling technologies

There are several drilling technologies used in the Minerals Industry. The drilling method used depends on the purpose of the drilling activity. All methods require purpose built equipment and skilled operators to perform the drilling safely, efficiently and to an appropriate standard.

Table 4.2: Primary drilling technologies

Diamond core drilling	Diamond core drilling utilises an annular drill bit with an industrial-grade diamond crown to cut a cylindrical core through solid rock. This is the most sophisticated form of drilling due to the information that it yields and commands a higher service margin than other forms of drilling. The core barrel assembly used in diamond core drilling enables core samples to be retrieved using a device on a wireline cable through the hollow drill rods. The wireline device has the benefit of permitting the core sample to be withdrawn without having to remove the entire string of drill rods from the hole to reach the sample. This is of particular importance for deep drilling and for ground conditions that require frequent inner tube removals. Diamond core drilling has been used to extract core samples from depths up to 3,000 metres.	
Rotary drilling	Rotary drilling, in its simplest form, uses an air or water stream that is pumped to the face of the drill bit through the centre of the hollow drill rods to convey the drill cuttings to the surface between the wall of the hole and the exterior of the drill pipe. Boart Longyear's LM-700 rotary rig can drill to depths of approximately 3,400 metres.	
Rotary air blast drilling	This is a comparatively inexpensive method of rotary drilling, useful for geological sampling in the earliest stages of exploration drilling. Shallow holes are produced by these smaller, truck-mounted rotary rigs. Chip samples are blown to the surface using compressed air that is directed through the inside of the hollow drill rods, through the drill bit, and up the annulus between the wall of the hole and the exterior of the drill pipe. Rotary air blast drilling is generally used as a shallow hole system to depths no greater than 50 metres.	
Dual tube reverse circulation drilling	Dual tube reverse circulation drilling employs the same types of drill rigs as rotary air blast drilling but uses a dual-walled drill rod. Dual tube reverse circulation drilling is the preferred method when: – hole conditions are such that the wall of the hole is not capable of supporting the erosive effect of the chip samples being conveyed to the surface; – the hole wall itself lacks the strength to remain open as drilling advances; or – the hole wall is too porous to maintain a column of drilling fluid, which is needed to keep the hole open. In these cases, if dual tube reverse circulation drilling is not used, the sample may be diluted and rendered meaningless to the geologist or the hole lost. With dual tube reverse circulation drilling, the air or water flushing medium is circulated to the drill bit from within the annular space that exists between the inner and outer tubes of the dual-walled drill pipe. As the air or water passes through the drill bit, it picks up the chip sample at the face of the drill bit and conveys it to the surface in the inner tube. Dual tube reverse circulation drilling is primarily used for exploration and can penetrate hard rock to depths of about 600 metres.	
Sonic drilling	Sonic drilling is a vibratory drilling method that is used to sample any type of unconsolidated ground formation. Rotating eccentric weights in the rig's rotation unit impart a vibration into a rod string and core barrel assembly. Matching the frequency of vibration to the natural frequency of the ground enables optimum drilling speeds to be obtained. The sonic drilling system is ideally suited to coring heap leach pads and waste dumps found on mine sites, as well as mineral sands and alluvial deposits. Due to the minimally invasive nature of this method, and the fact that it does not use air or water which have the potential to dilute samples, sonic drilling is principally used for environmental and geotechnical applications. The Company's sonic rigs can drill to depths of up to 200 metres.	

Auger drilling

Auger drilling, a less complex drilling method, is a drilling method that uses spiral shaped augers to bore holes in soft earth formations to depths of up to 70 metres. When hollow-stem augers are used to bore the hole, sample tubes can be lowered through the augers to the face of the drill bit. The sample tube, which is connected to a small rod string, is generally hammered into the ground at the drill bit face. By counting the number of hammer blows that are required to advance the sample tube a prescribed distance and then analysing the resulting earth core sample, engineers can determine certain geotechnical properties of the ground.



Percussive drilling

Percussive drilling is used to penetrate rock, generally to depths of less than 50 metres, to create holes for the placement of explosives (blast holes). In addition to rotation of the drill bit, the drill bit also impacts the subsurface rock in a hammer-like fashion to fracture rock efficiently. As this method is merely for the creation of holes, and not to collect core samples for analysis, this method is less sophisticated than other methods of drilling.



Probe drilling

Probe drills are pneumatic or hydraulic geotechnical drills designed to reach into potentially unstable ground while remaining on solid ground. These drills are used to delineate existing underground workings and mine shafts to prevent damage or injury that could result from the use of heavy machinery on these areas. Probe drilling is also used for drilling in inaccessible low clearance or indoor areas.



4.2 Drilling services market

4.2.1 Minerals Industry

4.2.1.1 Description

Exploration drilling for minerals primarily involves the extraction of solid rock core or chip samples for technical analysis. This is regarded as a non-core activity by mining companies and is typically contracted to third party service providers, such as Boart Longyear. The samples extracted provide the mining companies with critical information over the life of a mining project. Exploration drilling services are used in each stage of mining operations: exploration, development, production and closure of the mine.

In addition, drilling services are required for mining companies to estimate the size and quality of reserves, key determinants of the value of a mining company, to communicate to investors. Investors use mining companies' reserves to assist in their evaluation and valuation of mining companies.

Management estimates that direct global expenditure on Minerals Industry drilling services was approximately US$2.5 billion in FY2006 and is expected to grow by approximately 20% to US$3.0 billion in FY2007 and continue growing in FY2008, albeit at a slower rate.

Table 4.3: Drilling services provided throughout mining operations

	Exploration stage drilling	Development stage drilling	Production stage drilling
Description	This stage of mining, also known as the 'greenfield' stage, is primarily focused on the discovery of mineral deposits. It is the earliest stage of mining operations and precedes the development and production stages. In this stage, equipment and crews are deployed to often remote locations to undertake exploration drilling on undeveloped land to determine whether sufficient reserves exist within a region to justify development of a mining project. Crews drill into the underlying rock to recover rock chips or core samples to ascertain the existence or quality of a mineral deposit. The integrity of the core samples supplied by drilling services providers for analysis is extremely important for the accurate determination of the feasibility of a particular prospect. For this reason, Management's experience is that mining companies will typically engage experienced drilling services providers with a track record of producing high quality core samples. Following the discovery of a mineral deposit, substantial drilling is typically required to characterise the size and quality of the deposit and to assess the feasibility of developing the deposit.	Development stage exploration drilling is typically undertaken to enable resource definition required for the expansion of an existing mining project and also to aid in the planning and construction of new mine sites. This is known as "brownfield" drilling.	Production stage exploration drilling is drilling that takes place within the mine boundaries and includes both surface and underground services. Operating mines require exploration drilling services to delineate the ore body for planning and grade control over the life of the mine. Exploration drilling is also required to control or obtain water. Large diameter water production wells are often bored either to supply the mine with process water, or to extract water from the vicinity of the mine to improve mining conditions. In the production stage, percussive drills are used to conduct blast hole drilling in underground mines for extracting ore for removal to the surface.
Fundamentals	The key driver of demand for exploration stage drilling is commodities pricing. Due to the risk of failure in exploration activity and the costs involved in establishing a new mine if exploration is successful, exploration stage drilling is undertaken only when commodities prices are sufficient to support those costs. Historically there has been a lag of approximately 12 months between a significant fall in commodities prices and impact on exploration stage drilling demand. Current and long term forecast commodities prices are well above the levels required to initiate exploration activity.	The 'brownfield' stage of mining is less susceptible to fluctuations in the commodities cycle than 'greenfield' exploration. This is because miners are more likely to be able to access and develop high quality deposits in close proximity to existing mining operations than through 'greenfield' exploration. Mining companies can also extract significant efficiencies through the processing of new reserves using existing mine infrastructure.	Demand for production stage exploration drilling for mine planning and production is relatively stable despite fluctuations in commodities prices.

Mine closure

When production ceases and a mine is closed, remedial action is undertaken to restore the site to premining condition. Drilling services required at this stage include environmental testing to install monitoring wells within and around the mine.

4.2.1.2 Industry dynamics

Outsourcing by mining companies

Drilling equipment is specialised and requires trained operators to perform the drilling service safely and cost-effectively. For this reason, mining companies typically outsource their drilling services to contracted service providers. A mining company's drilling services requirements will typically fluctuate and outsourcing is accepted as a desirable alternative to maintaining peak staffing and equipment levels, particularly on a global scale.

Those mining companies that have in sourced drilling operations generally undertake such activities at underground mining operations or where they have unionised workforces and are contractually bound to in source their drilling requirements.

Drilling services contractors

Drilling services providers generally compete on productivity, price, accuracy, safety, reliability and experience. While price is an important consideration, it is often not the definitive factor in the selection of a drilling services provider. In Management's experience, technical ability, safety record, consistency and quality of services have emerged as key considerations for the Majors, as has the ability to provide global support.

Drilling services contracts are typically awarded following a tender process. Drilling services providers tend to quote following a detailed costing and pricing process that ensures that projects are properly planned and take into account the geography, geology, timeframe, staffing and equipment and tooling costs.

A typical drilling contract specifies the depth of drilling required, the duration of the project and the scope and conditions of work to be undertaken. Customers are typically charged on a rate per-metre drilled basis. Profitability is therefore a function not only of price and the ability to provide an accurate price estimate, but also productivity, which is driven by the drilling method, technology, efficiency of the equipment and skill and experience of the drill operators.

4.2.1.3 Key industry drivers

The Minerals Industry is driven by the global supply and demand for raw materials. Increased demand from the rapid industrialisation and urbanisation of nations such as Brazil, Russia, India and especially China, coupled with increasing supply shortages, is expected to maintain demand for raw materials at levels that sustain strong demand for drilling services by the Minerals Industry. As a result the Minerals Industry is experiencing historically high prices across many minerals.

Commodities demand

Following World War II, with the rebuilding of Europe and Japan, the world entered a period of sustained and strong commodity utilisation and demand resulting in a period of increasing commodities prices into the 1970s. Following the supply-induced oil shocks in 1973 and 1978-1979, increased supply and more stable geopolitical conditions resulted in depressed commodities prices and a long term under investment by mining companies in new exploration and reserve development.

Figure 4.1: Copper demand by region


Million tonnes
30
25
20
15
10
5
29%
30%
33%
35%
37%
38%
41%
43%
45%
47%
49%
FY2004
FY2006
FY2008E
FY2010E
FY2012E
FY2014E
Brazil, Russia, India and China
Rest of World

Source: Management estimates based on industry data

Figure 4.2: Reserve life of Copper and Zinc


Years to depletion
30
25
20
15
10
5
28.1
21.2
27.8
20.8
27.0
20.0
FY2004
FY2005
FY2006
Copper
Zinc

Source: Management estimates based on industry data; displays years until depletion based on current year consumption rates

Recently, the rapid industrialisation and urbanisation of emerging economies, especially China, has led to significant growth in the consumption of raw materials as illustrated by Figure 4.1 which displays the significant increase in demand for copper since 2004, particularly from Brazil, Russia, India and China. Increased demand from other emerging economies, particularly India, is expected to drive additional growth.

The expected increase in demand for copper, other base metals and iron ore provides the mining sector with a positive outlook and supports increased demand for drilling services by the Minerals Industry.

Gold, unlike other commodities, acts as a store of value, a unit of exchange and is also used in jewellery making. Current macroeconomic conditions favour the outlook for gold, namely:

- increased demand for gold jewellery from the new, wealthier, middle classes in China and India;
- a weakening US dollar coupled with inflationary pressures are highly supportive for gold prices as investors seek a safe, inflation neutral investment;
- new sources of investment demand in gold are appearing, particularly petro-dollar revenue in oil-rich states; and
- de hedging by the mining companies since 2002 has created net demand for gold. While the impact of de hedging is declining, the current trend among mining houses is to avoid hedging other than to the extent required to obtain project finance.

Commodities supply

Strong commodities prices and continued demand for drilling services by the Minerals Industry is also expected to be supported by supply shortages of commodities caused by reduced reserve lives due to the sustained underinvestment in exploration by mining companies. The depletion of key commodities reserves, as illustrated in Figure 4.2, is expected by Management to promote further investment in exploration to identify replacement reserves which will drive demand for drilling services.

Production

Production is driven predominantly by supply and demand fundamentals as operating mines target the highest possible utilisation levels. As a result of the increased demand for commodities and supply shortages, resulting from declining reserves, production levels have increased significantly in recent years. Production increases are expected to continue over at least the medium term, sustained by continuing commodities demand.

This outlook implies that demand for drilling services will increase over the short to medium term.

Exploration expenditure

Increased demand for raw materials, together with a slowing discovery rate and decreasing global mineral reserves resulting from historical under investment in exploration, support the expectation that demand for exploration drilling services will increase. As illustrated in Figure 4.3, global exploration expenditure by the mining industry is expected to increase at a compound annual growth rate of approximately 30% from FY2004 to FY2008E. Global nonferrous exploration budgets for all mining companies in the global Minerals Industry was approximately US$7.5 billion in FY2006 and is expected to grow by approximately 20% to approximately US$9.0 billion in FY2007.

Figure 4.3: Global nonferrous minerals exploration budgeted expenditure


12
8
4
US$ billion
FY2004
FY2005
FY2006
FY2007E
FY2008E

Source: Metal Economics Group data, FY2004-FY2006 and FY2007 estimate; Management estimates FY2008 estimate.

Based on current market conditions and expenditure patterns, coupled with the robust balance sheets of the Majors and significant capital recently raised by Juniors, Management expects that exploration and development budgets will continue to grow in FY2008, although at a slower rate than forecast for FY2007.

Management estimates that approximately 40% of total mining exploration budgets are comprised of spending on drilling services.

The decision by mining companies to undertake exploration activity involves a cost/return analysis. The price at which a commodity can be sold compared with the cost to produce it, is a key determinant of whether a potential mine site is feasible for mining. When commodities prices fall below a feasible margin above the cost to produce, exploration expenditure is typically reduced in the financial year commencing immediately after that price decrease. This is because mining companies will typically adjust their exploration budgets in response to price decreases for the next financial year, rather than curtail exploration expenditure in the current financial year for which a budget has already been set. However, fluctuations in commodities prices above these levels do not typically have a significant impact on exploration expenditure. Accordingly, if commodities prices stay above these threshold levels, demand for drilling services should be stable or increasing despite any fluctuations in commodities prices.

As a result of the impact of emerging economies on demand for raw materials and shortages of base metals and other mineral commodities, commodities prices have increased substantially in recent years and are forecast to remain strong over the next few years. Current and forecast prices are not only significantly above the long term cost of production, but are also in excess of the industry operating margins above the cost of production, which are typically the levels below which exploration expenditure is curtailed.

In the case of base metals, iron ore and mineral commodities other than gold, a further factor driving the demand for drilling services is that miners, due to a scarcity of accessible new reserves, are increasingly forced to explore for deeper and more remotely located ore bodies that are more difficult to extract. These deposits typically have more complex geology and thus mine planning and extraction techniques require more detailed information before production can commence. This results in greater volumes of drilling being required to locate the mineral deposits and ascertain whether the deposits can be economically mined and greater demand for Boart Longyear's services and products.

4.2.1.4 Key customers

Key customers of Minerals drilling services companies can be divided into three primary groups:

Majors are large, global companies with current annual non-ferrous mining-related revenues of more than US$500 million which typically have the financial strength to develop a major mine without external financing. Examples include Anglo American, Barrick Gold, BHP Billiton, Phelps Dodge, Rio Tinto, Teck Cominco and Xstrata.

Juniors are mining companies without significant current mining-related revenues that are dependent on outside equity financing to fund exploration activity. Typically, they are pure minerals explorers that have not achieved sufficient scale to self-finance new projects. Juniors raised US$14.8 billion of equity in 2006. Management estimates that this equates to approximately two years of Junior exploration spend. A significant portion of these funds are expected to be spent on global exploration drilling.

Intermediates are companies with mining-related revenue between those of Majors and Juniors (typically over US$50 million but less than US$500 million annually). Examples include Kingsgate, Oxiana, Jubilee Mines, Ivanhoe Mines and Zinifex.

Majors typically have more stable exploration budgets in comparison to Juniors.

The exploration drilling activity of Majors is typically related to the development stage of the mining process as opposed to the more cyclical exploration stage drilling undertaken by Juniors. Furthermore, drilling activity by Majors in the exploration and development stages does not decline to the same extent as those of Juniors during periods of lower commodities prices. This can partly be attributed to Juniors' reliance on equity financing.

The balance sheets of the Majors are currently comparatively strong and this is expected to continue to drive consolidation in the mining industry, such as BHP Billiton's takeover of WMC Resources.

The Minerals Industry is highly fragmented, with few major market participants and a large number of small, often family-run, regional or local companies. Key large industry participants in the global Minerals drilling services industry include Boart Longyear (holding the leading market share), Layne Christensen Company and Major Drilling Group International Inc.

4.2.2 Environmental & Infrastructure Industry

4.2.2.1 Description

Boart Longyear has a substantial and increasing presence in the Environmental & Infrastructure Industry and is the leader in the United States environmental drilling industry.

The Environmental & Infrastructure Industry incorporates environmental, water, construction and geotechnical drilling services. The size of the United States water and European environmental and infrastructure industry in which Boart Longyear operates was estimated by Management to be approximately US$3.8 billion in FY2006 and is much larger globally.

Drilling services offered to the Environmental & Infrastructure Industry include two primary drilling applications:

- site investigation drilling, which involves the installation of wells for monitoring; and
- characterisation of ground water and soil and remediation drilling, which relates to in situ treatment or pump-and-treat applications.

Drilling services offered to the water industry include the drilling and construction of water wells, well pump rehabilitation services and wells for ground water injection and recharge.

Construction drilling services include the development of bore holes that are used to improve ground conditions in or around construction sites that are used for the installation of piles, grout, freeze pipes, tensioning devices or instrumentation.

Geotechnical drilling services include drilling performed in advance of building construction work or an excavation to provide engineers and geologists with core samples for analysis to determine the ground's material properties such as soil strength. These investigations are required well in advance of the construction of large scale public works such as dams and tunnels.

4.2.2.2 Key industry drivers

The Environmental & Infrastructure Industry is predominantly driven by governmental regulation and spending and GDP growth.

In the high growth markets of China and India, GDP is forecast to grow at 10.0% and 7.3% respectively in FY2007, providing strong future demand for drilling services to the Environmental & Infrastructure Industry.

Environmental

In developed countries, mitigating environmental liability is a prime concern for industry and government and results in demand for environmental testing, monitoring and remediation drilling on industrial sites, whether those sites are experiencing ongoing industrial activity, are abandoned or are undergoing a change of ownership. Increasingly stringent environmental regulations in developed countries are expected to continue to drive demand for drilling services in these markets.

Figure 4.4: FY2007 forecast GDP growth


12
10
8
%
6
4
2
Japan
European Union
United States
Newly Industrialised
India
China
Forecast GDP
Global GDP

Source: International Monetary Fund

Water

The United States market for water exploration drilling services is estimated by Management to have been approximately US$1.9 billion in FY2006. Water development projects are both publicly and privately funded projects and are driven by population growth and the consequential industrial, agricultural and residential expansion. The key growth drivers of the water drilling sector in the United States include industrial growth and urban expansion combined with the excessive draw-down of both surface and ground water (aquifer) reserves.

In developing countries, rapidly expanding populations, particularly those in arid regions, are straining existing water resources. Further expansion and improvement of the water supply infrastructure, for which drilling services are required, is needed to create sufficient potable water.

Construction and geotechnical

The key drivers of the construction and geotechnical *drilling segment are GDP growth and urban* expansion.

Existing infrastructure (roadways, bridges and dams) is undergoing constant maintenance and upgrading to accommodate growing usage and demand. Large scale development projects, such as transportation or underground services (light-rail or combined sewer overflow systems) required to support larger population bases are expected to increase in number as economic and urban expansion continues.

4.2.2.3 Key customers

The key customers for:

- environmental drilling services are consulting firms, representing public and private entities undertaking large capital works;
- water drilling services are governments and municipalities alongside large mining firms, industrial and agriculture users; and
- construction and geotechnical drilling services are subcontractors to civil construction companies.

4.2.2.4 Competitors

The environmental drilling industry in the United States is fragmented and localised. Boart Longyear is the only environmental drilling services provider which has a broad presence across the United States. Some of the larger regional participants include Water Development Corporation, Layne Christensen, ADT and Miller Drilling. Most environmental drillers are also active in water exploration drilling services.

Key participants in the United States water industry include Boart Longyear, Layne Christensen, Diversified Water and Water Development Corporation. The market is otherwise fragmented and many competitors are small local operators. The Company only has a small presence in the water drilling industry outside the United States.

Key participants in the United States and Canadian construction and geotechnical drilling segment include Hayward Baker, Malcolm Drilling, Berkel & Company, Moretench, Schnabel Foundation and Trevi Group. The geotechnical drilling industry is highly fragmented with no discernible leader.

4.2.3 Energy industry

4.2.3.1 Description

Boart Longyear has a growing presence in the Energy Industry providing oil sands, oil shale and coal bed methane exploration drilling services and pre collaring or casing of gas wells.

Due to continued growth in hydrocarbon consumption and uncertainty surrounding the supply of existing resources in the Middle East and South America, global oil and gas companies and utilities have sought to expand their access to new energy sources. Such activity has included the exploration for non-conventional energy sources, such as Canadian oil sands and oil shale (from which oil can be extracted) and coal bed methane (which involves drilling ventilation gas wells for coal mining companies). Management estimates that the market segments served by Boart Longyear were worth approximately US$2.1 billion in FY2006. The oil sands sector is forecast by Management to grow at 20% in FY2007 and the coal bed methane and gas well casing sectors are expected to grow by 8% to 10% in FY2007. The Canadian oil sands drilling market is one of the highest growth segments of the energy drilling services industry. For example, the Alberta oil sands in Canada are expected to attract over US$80 billion worth of investment over the next decade with approximately 75% of potential oil sands areas still available for exploration and leasing.

4.2.3.2 Key industry drivers

Demand for non-conventional energy related drilling is strongly influenced by:

- the price of conventional energy sources, such as oil and gas;
- the increased rate of consumption of hydrocarbons, particularly as a result of economic expansion; and
- the increased interest in developing alternative sources of energy (non-conventional oil sources, geothermal and coal bed methane).

The oil sands, oil shale and coal bed methane drilling sectors in North America are forecast to maintain strong growth rates driven by the long term trend of tightening supply of conventional energy sources. The increasing complexity and scarcity of new large and/or easily accessible oil and gas reserves has driven exploration drilling expenditure. Additionally, the political instability in certain oil-producing regions, including the Middle East and Venezuela, is expected to drive the development of alternative energy sources even faster in politically stable regions such as Canada.

4.2.3.3 Key customers

The key users of Energy Industry drilling services are oil and gas companies and large government run utilities and coal mining companies (seeking to de-gas coal mines).

4.2.3.4 Competitors

Boart Longyear is a key participant in the Energy Industry for oil sands in Canada together with Mullen Group and Ensign Energy Services. Unlike Boart Longyear, which is focused solely on exploration drilling for energy sources, both Mullen and Ensign operate diverse businesses involved in the exploration for, and production of, both conventional and non-conventional sources of oil and gas. The remaining competitors are small, regional, privately owned firms.

Currently, Boart Longyear does not have a significant presence in the coal bed methane industry. However, it has identified this as an attractive sector and has developed a strategy of becoming a leading participant in this high growth sector. Competitors in this market are Ensign Energy Services and Precision Drilling.

4.3 Products

4.3.1 Product descriptions

The drilling products business supplies capital equipment (surface and underground) and consumable products (diamond drill bits, percussive drill bits, core barrels, drill rods and casings and other products) to the Minerals, Environmental & Infrastructure and Energy Industries. Total global expenditure on drilling products in the market segments currently served by Boart Longyear is estimated by Management to have been approximately US$2.0 billion in FY2006 and is expected by Management to grow by 15% in FY2007 to US$2.3 billion.

Coring tools

Coring tools include advanced wireline and conventional diamond drill coring systems used in Minerals drilling, including diamond drill bits, core barrels, rods and casings. These products are designed and used to extract rock and other core samples drilled.

Drilling capital equipment – rigs

A wide range of rigs are manufactured for use by the Minerals, Environmental & Infrastructure and Energy Industries. Each rig type is designed and manufactured for specific applications. The parameters used to design rigs include hole depth, hole diameter, hole use/maintenance and ground conditions.

Percussive tools

Percussive tools include drill mounted and hand held hammers used to produce the rotation and impact forces, shank adaptors to transmit the energy to the drill string, drill rods and couplings for various hole depths and bits which are fitted with tungsten carbide inserts to fracture the rock.

Figure 4.5: Canadian oil sands production estimates


2,000
1,500
1,000
500
917
1,000
1,125
1,250
1,500
1,750
1,875
FY2004
FY2006
FY2008E
FY2010E
m BBL per day

Source: Management estimates based on industry data

Stone cutting consumables – Diamond wire
Stone and concrete cutting tools and equipment produced by Boart Longyear and its competitors primarily consist of diamond wire and diamond saw blades, as well as related equipment. These products are used for quick and efficient cutting of natural stone, concrete and similar materials and are made from diamond-impregnated segments similar to the diamond drill bits used in Minerals Industry drilling.

Mining capital equipment
Other mining capital equipment includes load-haul-dump machines and utility vehicles for underground mining and tunnelling and percussive drills. Hydraulic and pneumatic rockdrills are principally used for drilling blast holes in underground mining and tunnelling applications.

4.3.2 Key industry drivers

The Minerals, Environmental & Infrastructure and Energy drilling products industries are driven by the same key drivers as the Minerals, Environmental & Infrastructure and Energy drilling services industries. Refer to Section 4.2.3.2 for discussion of the key industry drivers.

4.3.3 Key customers

The customers of the drilling products industry are numerous and diversified. The customer base participates in a range of mining, environmental, infrastructure and energy activities. Key customers include drilling services providers (including Boart Longyear's Drilling Services division) and mining companies.

4.3.4 Competitors

Boart Longyear, Atlas Copco Group and Sandvik AB are the key participants in the global exploration drilling products industry. The remainder of participants are regional or niche participants.

4.4 Regulatory environment

There are no global bodies governing the provision of drilling services or the manufacture of related products. However, industry participants must adhere to relevant national and state regulations. There are various bodies which govern specific types of drilling services. The services provided by Boart Longyear are subject to various licensing, permitting, approval and reporting requirements imposed by federal, state, local and foreign laws. Boart Longyear's operations are subject to inspection by, and the regulations of, governmental agencies, including the Department of Transportation, and the Occupational Safety and Health Administration ("OSHA") and Mine Safety and Health Administration ("MSHA") within the Department of Labor in the United States as well as their counterparts in countries other than the United States. In addition, the Company's activities are subject to regulation under various environmental laws regarding emissions to air, discharges to water and management of waste and various hazardous substances.

Drilling related products manufacturers are usually subject to environmental industrial relations and product liability regulation. Refer to the Risk Factors in Section 6 for more information.

5 BOART LONGYEAR OVERVIEW

5.1 Introduction

Boart Longyear is the world's leading integrated drilling services provider and products manufacturer for the Minerals Industry, with a substantial presence in the Environmental & Infrastructure and Energy Industries.

The segments in which the Company operates were estimated by Management to have global sales of approximately US$10 billion in FY2006.

Figure 5.1: Boart Longyear's market segment


Products
US$2.0bn
Drilling Services
Global leader
Minerals Industry
US$2.5bn
Global leader
17% market share
Leader in sonic rigs and tools
Environmental & Infrastructure Industry
US$3.8bn
US environmental leader – 17% market share
Developing opportunity
Energy Industry
US$2.1bn
Growing position in oil sands, oil shales, gas well casing coal bed methane

Note:
1. Industry size for US Water only and US and Europe environmental & infrastructure segments.

Source: Management estimates based on industry data.

Boart Longyear operates an integrated business, covering two markets:

- Drilling Services – the provision of contract drilling services for the extraction of rock, soil and water samples for technical analysis; and
- Products – the manufacture of capital equipment (rigs) and consumables to the drilling industry, including its own Drilling Services division.

The Company generated pro forma revenue of US$1.25 billion in FY2006, is forecast to generate pro forma revenue of US$1.46 billion in FY2007 and has over 7,800 employees globally.

The Drilling Services division, which is expected to account for US$908 million or approximately 60% of the Company's pro forma revenue in FY2007, provides drilling services in 30 countries in the Minerals, Environmental & Infrastructure and Energy Industries.

The Company's Products division, which is expected to account for the remaining 40% of pro forma revenue for FY2007, representing US$553 million, manufactures products for customers in over 100 countries in the Minerals, Environmental & Infrastructure and Energy Industries.

The Company has a corporate office in Sydney, Australia and its operational head office is in Salt Lake City, Utah, United States. Boart Longyear has five regional offices in Australia, Canada, The Netherlands, Peru and South Africa and its revenue is derived from a diverse geographic base.

Figure 5.2: Consolidated FY2007 pro forma revenue by geography



Asia Pacific	26%
Canada	25%
United States	24%
South America	9%
Europe	8%
Sub Saharan Africa	8%

Boart Longyear's Drilling Services division has established a leading position in the key geographic segments of the Minerals drilling services industry of Australia, Canada and the United States, of which Management estimate US$1.0 billion was spent on drilling services in FY2006. The Company is also the market leader of the US$2.5 billion global Minerals drilling services industry, with an estimated 17% share.

The Company's Products division is the global leader in the surface and underground mineral exploration drilling products segment.

The Company also has a substantial presence in the global Environmental & Infrastructure Industry with a leadership position in the United States environmental drilling services segment.

Boart Longyear has a growing position in oil sands, oil shales, gas well casing and coal bed methane segments within the Energy drilling services industry in the United States and Canada. The Company is also investigating opportunities in relation to its products offering to the Energy Industry.

5.2 Integrated business model

Boart Longyear's integrated model of Drilling Services and Products divisions fosters a mutually beneficial relationship. Management estimates that approximately 15% of the Products division's manufacturing output is used to supply drilling products to the Company's Drilling Services division.

Additionally, the integrated model provides the following competitive advantages:

- access to equipment in a supply-constrained market;
- continuous product development and innovation cycle driven by productivity requirements from Drilling Services;
- a 'speed to market' advantage for new product development; and
- unrivalled market knowledge.

Figure 5.3: Boart Longyear global presence



* Corporate office
▲ Operational head office
◆ Manufacturing
● Regional offices
▨ Drilling Services operations

Table 5.1: Operational structure overview

	Drilling Services division	Products division
Business summary	– Conducts drilling for clients on a contract basis, primarily for the extraction of rock, soil or water samples for technical analysis	– Produces a wide range of equipment and consumables for use in drilling – Produces mining capital equipment, primarily for mine production – Produces hardrock tools for blast hole drilling – Produces stone cutting consumables
FY2007 pro forma revenue[1]	– US$908.4 million (~62%)	– US$552.8 million (~38%)
FY2007 pro forma EBITDA[2]	– US$251.0 million (~67%)	– US$121.2 million (~33%)
FY2007 maintenance capital expenditure	– US$26.9 million	– US$3.6 million
FY2007 expansionary capital expenditure	– US$58.0 million	– US$12.9 million
Product/ service offering	Drilling services are provided to the following Industries: – Minerals (exploration, development, production and mine closure drilling) – Environmental & Infrastructure (environmental, water, construction and geotechnical drilling) – Energy (oil sands, oil shale and coal bed methane drilling and gas well casing)	Drilling consumables products include: – Diamond core bits – Drilling rods – Core barrels – Percussive drilling consumables – Diamond cutting wire Drilling equipment products include: – Minerals core drilling rigs – Environmental/geotechnical rigs – Percussive drilling rigs – Rockdrills – Mining capital equipment

Notes:
1. Excludes intercompany sales. See Section 9 for discussion of Directors' Forecast.
2. Excludes corporate costs which are included in consolidated EBITDA.

	Drilling Services division	Products division
Key operational data	– Fleet of over 1,080 rigs (industry's largest) by the end of FY2007 – Services provided in 30 countries – Approximately 5,400 employees	– 11 manufacturing facilities in 7 countries – 13 wholesale/distribution DrillStores – Supplies products to over 100 countries – Approximately 2,000 employees
Market share	– Minerals Industry – global market leader with an approximate market share of 17% – Environment & Infrastructure Industry – market leader in the US environmental drilling industry with an approximate market share of 17%	– Minerals – market leader in the segments that the Company serves and particularly the surface mineral exploration and underground mineral production drilling product segment
Principal customers	– Mining companies (primarily Majors such as BHP Billiton, Rio Tinto and Barrick) – Governments and local councils in Environmental & Infrastructure Industry – Shell, Petro Canada, Suncor, Syncrude in oil sands segment of the Energy Industry	– Drilling services providers including the Company's Drilling Services division that uses approximately 15% of the Product division's manufacturing output – Participants in the Mineral, Environmental & Infrastructure and Energy Industries

Figure 5.4: Drilling Services FY2007 pro forma revenue by industry


Mining 69%
Environmental & Infrastructure 17%
Energy 14%

Figure 5.5: Products FY2007 pro forma revenue by product


Coring tools 42%
Percussive tools 23%
Drilling capital equipment 22%
Mining capital equipment 10%
Construction & Stone 3%

5.3 Company history

Boart Longyear has been a provider of drilling services and products to the global Minerals Industry for over 100 years.

The Longyear Company was founded in 1890 and Boart International, a De Beers subsidiary engaged in the development of industrial applications for industrial diamonds (including coring drill bits), in 1936.

The Longyear Company was acquired by Boart International in 1974 and formally merged into Boart Longyear in 1994. From 1974 to 2005, Boart Longyear operated as a wholly owned subsidiary of Anglo American, providing services and products to most major mining companies. During this time, the Company acquired and successfully integrated a number of companies that further expanded Boart Longyear's capabilities.

Under Anglo American's ownership, Boart Longyear represented less than 4% of total revenue, was considered a non-core business and was managed regionally, with its head office in Johannesburg, South Africa. There was limited emphasis on performance or growth and the Company had limited access to capital.

In 2005, Boart Longyear was acquired by Advent International, Bain Capital and the Management Investors. In 2006, the Consortium was introduced as an investor alongside Advent International, Bain Capital and the Management Investors.

Since the sale by Anglo American, Management has undertaken a number of restructuring initiatives to establish Boart Longyear as a globally run business, focused on operational improvements and organic and acquisition growth. These measures include the following:

- establishment of one global, integrated business with a uniform approach to pricing, equipment assignment and client account management;
- relocation of operational head office to Salt Lake City, Utah, United States, from Johannesburg, South Africa, which significantly expanded the available candidate pool for senior management positions; and
- significant investment in expanding and improving the business. For example:
  - the Company has completed six acquisitions over the six months to 31 January 2007;
  - restructuring and rationalising the Company's manufacturing base;
  - there are currently a number of cost saving initiatives being undertaken, such as global sourcing of inputs; and
  - during FY2006, the Company undertook significant capital expenditure to add over 60 rigs to its base fleet and to debottleneck and rationalise its manufacturing footprint.

The Company believes there are still further benefits to be derived from operating as an independent, global drilling business. This is expected to drive growth in the medium term. These opportunities are described in further detail in Section 5.7.

Figure 5.6: Company history


1890 Longyear Company is founded
1936 Boart International founded by De Beers to use industrial diamonds in mining
1960s Longyear drills developed for the Apollo projects
1980s Develops impregnated bits
1981 Acquires Lang, United States
1994 Longyear and Boart are formally merged
2006/2007 Acquires six businesses (refer to Section 5.3.1)
1890
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
1916 Participates in the discovery of the Falconbridge nickel
1950s Developed the wireline core drilling system
1974 Boart International acquires 100% of Longyear Company
1986 Acquires Morrissette, Canada
1994 Acquires SDS and North Star
2005 Boart Longyear Sold by Anglo American

5.3.1 Recent acquisitions

Over the six months to 31 January 2007, Boart Longyear made six strategic acquisitions. Four of the businesses acquired are based in Western Australia (North West Drilling, DrillCorp, Grimwood Davies and KWL) and two in the Americas (Prosonic and Connors).

The acquisitions of North West Drilling, DrillCorp and Grimwood Davies significantly expanded Boart Longyear's presence in the important Western Australian mining industry, providing the Company with an increased presence in surface drilling, particularly iron ore drilling, and further exposure to Majors such as BHP Billiton and Rio Tinto.

KWL designs and manufactures a range of multipurpose and dual tube reverse circulation rigs which complement Boart Longyear's strong offering of surface and underground coring drilling rigs.

The acquisition of Prosonic provides the Company with a base for international expansion of its sonic drilling capabilities and the acquisition of Connors provides increased exposure to the leading Latin American mining houses. There is potential for further operational efficiencies to be realised in FY2008 from these acquisitions, following their integration into the Group. For all the drilling services companies recently acquired by Boart Longyear, new rigs are planned to be deployed to the businesses during FY2007.

5.4 Drilling Services division

5.4.1 Overview

Boart Longyear's Drilling Services division undertakes contract drilling work for the Minerals, Environmental & Infrastructure and Energy industries.

The Drilling Services division will operate a fleet of over 1,080 drill rigs by the end of FY2007 and employs over 5,400 employees including rig operators, driller's assistants, supervisors and supporting staff.

The division provides its mining clients with earth and rock core, or rock chip samples in various sizes at certain depths for mineral analysis purposes. The division typically operates in the exploration and development stage and also provides drilled blast holes for production mining purposes.

Boart Longyear's Drilling Services division generates the majority of its revenue from the Minerals Industry but in recent years has also developed drilling capability for the non-mining Environmental & Infrastructure and Energy Industries.

In the Environmental & Infrastructure Industry, Boart Longyear's services include the drilling, installation and servicing of monitoring and remediation wells for ground water treatment and wells for fresh-water production, de-watering or brown (grey) water injection. Geotechnical and construction drilling services include soil sampling and earth improvement drilling solutions, such as micro-pile and de-watering well installations.

In the Energy Industry, Boart Longyear provides earth and rock core samples for analysis purposes, as well as completed holes for the installation of gas well casings and the installation of coal bed methane wells.

Boart Longyear's Drilling Services division is International Standard Organisation 14001 (Environmental) ("ISO 14001") and Occupational Health and Safety Association Standard 18001 (Safety) ("OHSAS 18001") accredited. In Management's experience, the Company's ISO 14001 and OHSAS 18001 accreditation is a differentiating factor for Majors when selecting a drilling services provider and for the Company when trying to attract skilled labour.

5.4.2 Competitive strengths

Key competitive strengths of Boart Longyear's Drilling Services division include its:

- global reach providing a platform to support its longstanding relationships with its global customer base;
- integrated business model providing access to equipment and consumables to enhance drilling productivity;
- ability to provide a full suite of drilling services to its global customer base;
- scale and access to capital enabling it to make acquisitions to further consolidate Boart Longyear's market position; and
- industry leading safety and training regime which is a key focus of the Majors and is critical for attracting skilled employees.

5.4.3 Global presence

Boart Longyear's Drilling Services division operates in 30 countries across North America, South America, Asia Pacific, Europe and Sub Saharan Africa, with an international network of more than 50 zone locations that maintain and mobilise equipment close to key geographic markets. To extend its service offering to remote locations, Boart Longyear also operates fly-in-fly-out rigs and drilling crews to provide drilling services in remote areas without the need for significant capital investment in infrastructure.

5.4.4 Minerals Industry (~70% of FY2007 Drilling Services revenue)

Boart Longyear has established a clear leadership position in the key Minerals Industry drilling services markets of Australia, Canada and the United States, of which Management estimate US$1.0 billion was spent on drilling services in FY2006. The Company is also the leader in the Minerals drilling services market globally with an estimated 17% share of the US$2.5 billion global Minerals Industry.

Boart Longyear's revenue is diversified across all stages of mining, as well as commodities.

Approximately 70% of Boart Longyear's total drilling services revenues are derived from contract drilling work for mining companies globally, predominantly for the exploration, development and production of gold, copper and other base metals. Other Minerals Industry revenue is derived from drilling in respect of other commodities including diamonds, platinum group metals and uranium.

Approximately 75% of the Company's Mineral Industry revenue is derived from the development and production stages of mining operations, which are less impacted by fluctuations in commodities prices than the exploratory stage.

5.4.5 Non-mining applications – Environmental & Infrastructure and Energy Industries (~30% of FY2007 Drilling Services revenue)

Boart Longyear has diversified its revenue base over the past several years through selective expansion into high growth non-mining industries. Growth initiatives have included expansion of its provision of drilling services to the Environmental & Infrastructure (including the environmental, water, construction and geotechnical segments) and Energy (including the oil sands, oil shale, gas well pre collars and coal bed methane segments) Industries.

Environmental & Infrastructure

Boart Longyear's environmental drilling services are focused on soil and ground water contamination issues. The Company is the market leader with a market share of 17% in the United States environmental drilling industry and is well positioned in this segment by its sonic drilling capabilities. Boart Longyear is the leader in sonic drilling, a specialised and growing technology.

Boart Longyear's water drilling services are focused on the US$1.9 billion fresh water drilling industry in the United States. These services include the drilling and construction of water wells, and are supplemented by well pump rehabilitation services. Additionally, the Company constructs wells for ground water injection and recharge, a service that is expected to experience increased demand, particularly in coastal regions where depleted aquifers are at risk of contamination from salt water intrusion.

Figure 5.7: Drilling Services FY2007 Minerals Industry pro forma revenue by mineral


Gold 36%
Other base metals 25%
Other mining 20%
Copper 14%
Iron ore 5%

Figure 5.8: Drilling Services FY2007 Minerals Industry pro forma revenue by mining phase


Development 49%
Exploration 26%
Production 25%

At present, Boart Longyear's presence in the construction and geotechnical drilling segment of the Environmental & Infrastructure Industry is limited. However, Boart Longyear believes there are a range of growth opportunities in this segment. These opportunities are expected to be realised through the development and application of innovative sonic drilling techniques and, where appropriate, via strategic bolt-on acquisitions.

Energy
The energy drilling services provided by Boart Longyear involve the exploration and exploitation of non-conventional energy sources such as oil sands, oil shale and coal bed methane. Boart Longyear does not drill for conventional oil or gas, but does provide specialised gas well pre collaring services.

Boart Longyear provides earth and rock core samples for analysis purposes, as well as completed holes for the installation of gas well casings and the installation of coal bed methane wells.

Due to growing hydrocarbon consumption and uncertainty surrounding the supply of existing resources in the Middle East and Venezuela, major oil and gas companies and utilities have sought to expand their access to new energy sources. Such activity has included the exploration and exploitation of non-conventional energy sources, such as Canadian oil sands (from which oil can be extracted), geothermal energy sources and coal bed methane, providing a major growth opportunity for Boart Longyear.

5.4.6 Key customers
Boart Longyear's customers in the Minerals Industry are predominantly major blue-chip gold, copper and other base metals miners, with sufficient capital to ensure steady exploration drilling budgets in addition to continued development and production activity. Majors are forecast to represent more than 40% of the Company's Minerals Industry drilling services related revenue in FY2007. Management estimates that no one customer accounted for greater than 7% of the Drilling Services division pro forma revenues in FY2006 and the Company's largest customer accounts for approximately 4% of total Company revenues.

The continued consolidation of mining companies, such as BHP Billiton's takeover of WMC Resources, provides Boart Longyear with an opportunity to be a single source services provider to large mining companies who prefer to have a focused program of supplier selection. Boart Longyear's size, broad geographic footprint and strong regional presence enable it to provide the volume of services required by global participants and meet the safety standards required by these customers.

Key Drilling Services division customers include:

- Anglo American
- Barrick
- BHP Billiton
- Companhia Vale do Rio Doce
- De Beers
- Newcrest
- Newmont
- Phelps Dodge
- Rio Tinto
- Xstrata

The Company's customers in the Environment & Infrastructure Industry are generally municipal councils and water contractors. The size of these customers is generally small with Boart Longyear having no major individual customers.

5.4.7 Equipment
Boart Longyear's drill rig fleet is the largest fleet operated by a drilling services company in the world, having increased substantially from 728 in FY2003 to an expected fleet of over 1,080 rigs by the end of FY2007. The Company will add 77 rigs to its fleet during FY2007, earnings from which will only be recognised as they are deployed into the field throughout the year. The aggregate annual revenue uplift from these rigs will be seen in FY2008.

This increase in the number of rigs has not adversely affected the rig assignment rate. A drill rig is considered to be assigned if it is either scheduled to go to a project or is in use on a project. The Company's assignment rate has improved from approximately 70% in FY2003 to a forecast assignment rate of over 90% in FY2007.

The improvement in assignment rates is attributable to both the strength of the global Minerals Industry and to the Company's new global focus on ensuring that rig assignment is optimised across regions.

Boart Longyear's drill rigs range in size from small underground pneumatic drills costing approximately US$25,000 to large diameter rotary rigs that cost in excess of US$4 million.

The operational life of a drill rig varies greatly. Underground rigs depreciated over a five year period, whilst surface core rigs are depreciated over 10 years and rotary rigs over 12 years. Boart Longyear has developed equipment-specific maintenance programs which result in some drill rigs lasting well in excess of their depreciable life, and often over 20 years.

5.4.8 Contracts profile

A typical drilling contract specifies the depth of drilling required, the duration of the project and the scope and conditions of work. Customers are typically charged on a rate per-metre drilled basis. Profitability is therefore a function not only of price, but also productivity, which is driven by the drilling method, technology, efficiency of the equipment and skill and experience of the drill operators.

Management estimates that the Company enters into approximately 6,500 contracts per year, with no contract expected to represent more than 3% of FY2007 Drilling Services division pro forma revenue. The majority of the contracts undertaken by the Drilling Services division are short term in duration, which is in line with industry standards.

In the Minerals Industry some mining exploration stage contracts are as short as three months, but mining production stage contracts are generally longer and typically last up to 12 months. Approximately 75% of FY2007 Drilling Services pro forma revenue is either under framework agreements or considered by Management to be highly probable, giving the Company high earnings visibility at the beginning of each year.

Despite their relatively short duration, Minerals Industry drilling services contracts are generally reviewed annually following a negotiation or re-bid. In the case of exploration stage contracts, such work is often renewed or extended to the completion of the project following a successful strike or discovery. In such cases, and particularly on the more remote contracts, mining companies will often prefer to leave the incumbent drilling services contractor on site to continue drilling so that the project continues with minimal disruption and the mobilisation and demobilisation costs are kept to a minimum.

In the Environmental & Infrastructure Industry, drilling services contracts are shorter in duration, generally lasting between a day and four months. An environmental drilling services contract does not generally extend beyond four months.

In the Energy Industry, the scope of work tends to be larger and contract duration is typically three to six months but can extend up to 12 months.

Boart Longyear has a strong track record of contract renewal underpinned by the Company's:

- integration of its drill operators with the operations of the mining company;
- increasing access to the exploration and production planning schedules of the Majors;
- leading safety performance and resource availability; and
- focus on a diversified blue-chip client base.

Tenders for contracts are managed at Boart Longyear's regional offices. Only certain managers are pre-approved to submit bids for contracts. Additionally, the contract managers have a predefined bid limit, above which they must seek general management approval and written sign-off.

Figure 5.9: Drilling Services number of rigs


1,200
900
600
300
927
1,006
1,083
FY2005
FY2006
FY2007E
Number of rigs (year end)

Note: Includes rigs acquired with the Acquired Businesses

5.4.9 Safety and risk management

A crucial consideration for mining companies in the selection of drilling service providers is safety track record. Boart Longyear has established a reputation as an industry leader in the application of safe operating practices and products which provides a competitive advantage when bidding for customer contracts.

Boart Longyear has achieved year-on-year industry-leading safety performance. The Company's Total Case Incident Rate (TCIR)/Lost Workday Case Accident Incident Rate (LWCAIR) is 83% below the United States mining industry average which demonstrates the Company's superior injury incident rate performance.

Boart Longyear is focused on effectively managing safety performance and building a solid safety culture. Quantified hazards and risks drive goals, awareness levels and provide the Company with a competitive advantage by enabling it to support the Company's growth strategies safely.

The Company's focus on improving safety has avoided significant costs being incurred through accidents and resulted in more efficient operations.

5.5 Products division

5.5.1 Overview

Boart Longyear's Products division manufactures and sells coring tools, drilling capital equipment, percussive tools, mining capital equipment and products for the construction and stone industries. These products are used in the Minerals, Environmental & Infrastructure and Energy Industries.

Coring tools developed, manufactured and distributed by Boart Longyear include diamond coring bits, drill rods with patented joint technology and sophisticated wireline core extraction systems with patented technology. The division also manufactures diamond consumable products for the natural stone and construction industries globally.

Boart Longyear is a recognised leader in the supply of drilling products to the Minerals Industry and particularly in the provision of dedicated surface and underground coring rigs and bits used for surface mineral exploration and underground mineral production.

The majority of the division's products are sold to drilling services providers. Management estimates that approximately 15% of the Products division's manufacturing output is used by the Company's Drilling Services division.

Figure 5.10: Lost workday case accident incident rate*


3
2
1
Rate
2002
2003
2004
2005
2006
2007
Year to date
Boart Longyear actual (global operations)
United States Mining industry
(includes producers and service providers)

Source: Management estimates based on industry data

Note:
Rate is calculated as the number of cases (accidents) times 200,000 divided by the actual number of hours worked. The 200,000 figure represents an average size company employing 100 employees, all working 2,000 hours per year.

Boart Longyear's extensive experience in the drilling industry has enabled it to build a comprehensive offering of drilling products. No other competitor offers such a broad and technologically advanced product range for mining drilling applications. A significant part of what drives Boart Longyear's Products division's technological leadership position is the relationship between the Company's two divisions. For example, Boart Longyear designed its patented RQ™ coring rod based upon direct input from its drill rig operators. The RQ™ patented thread design withstands greater stress than all previously available coring rod designs, enabling drilling of substantially deeper holes. The Products division receives direct feedback from the Drilling Services division on drillers' experiences in using the products in the field. This knowledge is then used to develop new or improved products that are tested by the Drilling Services division's field crews.

The Products division also operates a network of 13 distribution outlets (DrillStores) across the United States. These stores are a direct wholesaler and distribution centre for all types of drilling supplies used by drilling services providers. Approximately 40% of the DrillStores' sales are Boart Longyear manufactured products.

5.5.2 Competitive strengths

Key competitive strengths of Boart Longyear's Products division include its:

- increasingly efficient production underpinned by expansion of capacity in lower cost countries;
- product innovation as a result of feedback and insight into customers' needs provided by the Drilling Services division;
- market leading positions. For example Boart Longyear is the market leader in surface and underground coring rigs and in sonic drilling technology; and

Figure 5.11: Products division manufacturing footprint


North Bay
Canada ▲■
▲
Salt Lake City
United States
● Mississauga
Canada
Eiterfeld
Germany
▲
■
Wroclaw
Poland
▲●
Wuxi
China
Chamdor
South Africa
✱
▲●
Roodepoort
South Africa
Perth ■
Australia
Cardiff
Australia
▲■ ✱
Adelaide
Australia

▲ **Coring tools**	■ **Drilling capital equipment**	✱ **Mining capital equipment**	● **Percussive tools**
Diamond bits	Surface/underground coring rigs	Underground Drill rigs	Percussive bits and rods
Rods and casings	Geotech rigs	Load-haul-dump machines	Couplings and shanks
Core barrels	RC/multipurpose rigs	Utility vehicles	Pneumatic rockdrills



Note: Limited percussive and coring products manufacturing and assembly facility in Zimbabwe

– longstanding relationships with blue chip customers.

At present, the lead time within the industry for non-Boart Longyear manufactured drilling rigs is 6–12 months. However, the Company's Products division can provide rigs within three months which is a direct result of Boart Longyear's recent capacity additions.

5.5.3 Global presence
Boart Longyear's global footprint currently consists of 11 manufacturing facilities, located in Australia, Canada, China, Germany, Poland, South Africa and the United States. The Company has significantly increased its capacity to meet the growing demand for its products as displayed in Table 5.2.

The Products division has a global sales network with 38 sales offices in 22 countries in addition to its manufacturing operations.

The Products division has recently undertaken three major restructuring projects, generating significant annual savings. These restructuring measures are focused on reducing the facility footprint, increasing scale efficiencies and returning focus to Boart Longyear's core drilling-related products offering.

Boart Longyear has established low cost manufacturing facilities in Wuxi, China and Wroclaw, Poland. These production facilities are primarily responsible for production of high volume, standardised products, and have sufficient capacity for production to be expanded in the future. Production of sophisticated assembly products continues to be undertaken regionally depending on the drilling and geological requirements of the region. For example, dual purpose core drilling/ dual tube reverse circulation drill rigs for use in the iron ore industry are manufactured in Perth, Western Australia.

5.5.4 Sales, marketing and distribution
The Products division's sales are made either directly to the end user or through distributors who then on-sell to end users. In regions where sales volumes are large, individuals may have product-specific sales responsibility, whereas in smaller countries and regions, sales efforts may be the responsibility of one individual.

Distribution methods vary depending on the type of product and customer. Large-scale products such as drill rigs are delivered directly to the end-user. For other tools, equipment and consumables, Boart Longyear operates three regional warehouses in Canada, Singapore and The Netherlands which have been outsourced to third party logistics companies.

The Products division also targets the drilling wholesale/distribution sector for energy, environmental, water, construction and geotechnical drilling through its DrillStore operations in the United States. The industry is highly fragmented with no competitor estimated to have more than a single digit market share.

5.5.5 Key customers
The Products division has a diversified customer base, the majority of whom are drilling contractors (including Boart Longyear's Drilling Services division) and mine operators.

Key Products division customers include:

- Advisor Drilling
- Bradley Drilling
- Major Drilling
- Layne Christensen
- Connors (Canada)

Table 5.2: Manufacturing capacity increases

Facility	Product	Increase in manufacturing output	Actual/ expected completion date
Wuxi, China	Percussive tools	~75%	31 March 2007
Wroclaw, Poland	Drilling capital equipment	~50%	31 May 2007
North Bay, Canada	Rods	~55%	31 March 2007
North Bay, Canada	Drilling capital equipment	~65%	31 December 2006
Adelaide, Australia	Rods	~100%	31 March 2007
Salt Lake City, United States	Diamond bits	~55%	31 March 2007

5.6 Employees

Boart Longyear currently employs over 7,800 staff: approximately 5,400 in the Drilling Services division and approximately 2,000 in the Products division, with the balance in the Company's corporate and operational head offices.

Table 5.3: Boart Longyear employees by region

	Americas	Asia Pacific	Sub Saharan Africa	Europe	
Drilling Services	~60%	~30%	~10%	< 1%	~5,400
Products	~30%	~20%	~40%	~10%	~2,000
Corporate					~400
Total	~50%	~29%	~18%	~3%	100%

5.6.1 Drilling Services division

Given current drilling services industry labour shortages, attracting and retaining skilled employees is a key priority of the Company's Drilling Services division. Boart Longyear leverages its global presence, market position, safety record, growth opportunities and focus on talent development to attract and retain the best employees.

Drilling Services field employees are typically employed on a contract basis. Employees are generally regionally based such that they can provide drilling services to the surrounding geographic areas. However, many employees have the flexibility within Boart Longyear to move geographically to locations in which major new drilling services contracts have been awarded.

The skill level, and the subsequent training time required to develop safe and efficient operators, is dependent on the type of drilling services conducted. Shallow core and percussive holes are not as technically challenging as deep, large diameter holes drilled with either core or rotary systems. The training time for less technical drilling can be six months, whereas for more complex drilling it can take up to two years. Training is provided at Boart Longyear's training facilities in the United States, Canada, South America, Asia Pacific region, South Africa and Europe and further training is provided in the field.

5.6.2 Products division

Boart Longyear's Products division employs approximately 2,000 staff. The division's manufacturing employees have typically been hired on a full or part time basis with training provided on the job.

Boart Longyear's Mississauga, North Bay and Roodepoort facilities have unionised labour forces. The Company has developed good relationships with these unions through ongoing communications with union leadership and effective collective bargaining agreements. Other Boart Longyear locations that have individual members that are involved in unions but do not operate as a collective include Adelaide, Cardiff, Wuxi, Germany, and Poland. Salt Lake City is a non-union manufacturing facility.

5.7 Growth opportunities

Boart Longyear was sold by Anglo American in 2005. Since that time, the Company has undergone significant operational restructure with substantial investment in the Company's expansion. Management has identified a range of growth opportunities which are expected to drive the future growth of Boart Longyear.

5.7.1 Global account management

In mid FY2006, Boart Longyear commenced initiatives to increase its share of the drilling services and products expenditure of current Major mining customers. These initiatives include dedicated relationship and account managers, global pricing initiatives and sole-source provider agreements. It is intended that customers will benefit from these initiatives through guarantee of supply and quality, standard contract terms, consistent use of experienced crews and safe drilling practices.

Global account management will enable Boart Longyear to re-allocate rigs to customers who perform a higher proportion of development and production drilling, which will provide more stable work over time and increased exposure to the less cyclical exploration expenditure of the Majors. Global account management is also expected to provide geographic expansion via contracts with mining houses in new geographies where Boart Longyear's market share is below its global average.

The response of customers to the initiatives has been sufficiently positive that Boart Longyear has had to slow the global account management program roll-out in FY2007 so that it can focus on delivering on its value proposition to customer accounts that have already been targeted. As capacity grows, additional key account relationships will be developed.

The Company has achieved a sizeable increase in drilling income directly resulting from key account management. Management is targeting a 50% share of the Majors' drilling expenditure. The Company's global account management initiative is of increasing importance, given the consolidation of the mining industry led by the Majors and the lower volatility of Majors' exploration drilling spend.

5.7.2 Global sourcing

As a subsidiary of Anglo American, Boart Longyear was managed on a regional basis and did not coordinate purchasing on a global basis. Boart Longyear established a global team for the sourcing of material inputs into its manufacturing processes to achieve discounts and better leverage the Company's buying power in the second quarter of FY2006. Since then, Management has implemented centralised purchasing and improved inventory management for key inputs including steel, machined parts, drilling fluids, telecommunications services and PVC. To date, the program has focused on a relatively small number of key inputs. Management intends to expand the list of inputs upon which the program is focused and believes that further savings beyond those currently forecast should be possible in the future. The following table describes the process undertaken in relation to key saving initiatives. Management estimates achieving further sourcing savings in FY2007.

Table 5.4: Sourcing savings realised

Saving realised on:	Process undertaken:
Rig assembly	Negotiated savings (contract manufacturer)
Drilling fluid	Supply base rationalisation
Logistics	Negotiating and outsourcing
Travel	Consolidated arrangements
Move to low cost supplier (China)	Qualifying suppliers in China as second source materials
Further logistics savings	Renegotiating contracts
Power transmission	Consolidated volume quoting

5.7.3 Restructuring and facility utilisation

The Company has undertaken a comprehensive restructure and rationalisation of its global manufacturing footprint aimed at improving manufacturing efficiency. The key aspect of the rationalisation program is to increase capacity at lower cost locations and rationalise facilities in higher cost locations.

Management has closed four facilities in Europe and South Africa bringing the total down to 11 facilities. For example, the Company previously operated three separate facilities in South Africa, that have now been consolidated into the Roodepoort, South Africa facility. Further, the Company is in the process of moving the manufacturing of shanks from Mississauga, Canada to its lower cost facility in Wuxi, China. The capacity of the lower cost facilities of Wuxi, China and Wroclaw, Poland will be increased by 75% and 50%, respectively from the end of the first quarter of FY2007.

Figure 5.12: Products manufacturing capacity increase during FY2006 and FY2007


100
80
60
%
40
20
33
37
40
42
63
82
Diamond wire
Diamond bits
Percussive bits
Shanks
Rock drills
Coring rods

Boart Longyear has also undertaken to improve manufacturing facility throughput. A program to debottleneck all facilities has been implemented and its rollout will continue in FY2007 and FY2008. This has resulted in increased manufacturing output for all major products.

The Company now outsources the assembly of a large part of certain rigs. This provides Boart Longyear with additional manufacturing flexibility and the ability to concentrate on other areas of the manufacturing process and reduce the labour costs necessary for the assembly of rigs.

In the long term, Boart Longyear will further review its manufacturing footprint and consider relocating more production facilities to lower cost regions such as China and Eastern Europe.

5.7.4 Increased market share in high growth markets

Boart Longyear is focused on expanding its drilling services operations in emerging markets.

For example, Boart Longyear currently captures an approximate 20% share of the Canadian oil sands exploration drilling services industry and Management intends to grow its market share by strengthening relationships with the major oil sands producers and capturing an increased proportional share of new drilling opportunities. Additional rigs were put in place and utilised for this purpose in early FY2006. The Canadian oil sands industry is forecast to grow by 24% in FY2007.

The Company is also planning to leverage its drilling expertise to enter industries in which Boart Longyear has either a modest or no presence such as coal bed methane, construction and geotechnical industry segments. The Company estimates that these markets represent a significant revenue opportunity for the Company.

Figure 5.13: Canadian oil production – conventional v oil sands


Millions of barrels per day
5
4
3
2
1
FY2004
FY2008E
FY2012E
FY2016E
FY2020E
Oil sands
Conventional oil

Source: Management estimates based on industry data

5.7.5 Geographic expansion

Boart Longyear has identified the opportunity to expand the Drilling Services division into key geographies where the Company has limited presence and/or sustained high market growth is anticipated. Management has identified Chile, Peru, Mexico, Argentina, Russia, the Democratic Republic of Congo and China as key geographies, with substantial new mining capacity already beginning to appear in these markets. Such geographic entry or expansion is likely to occur in conjunction with several of the Company's initiatives, including acquisitions and global account management.

5.7.6 Acquisition led expansion

The fragmented nature of both the drilling services and products industries provide Boart Longyear the opportunity to consolidate these markets, to expand geographically and to enable rapid entry into new or recently entered industries. The primary goals of this acquisition strategy are to develop strong regional positions in the drilling services business and to enhance of the Company's global offering in the drilling products business.

As a global leader and the only integrated participant in the global drilling services and products industry, Boart Longyear has the access to capital and industry knowledge to lead the consolidation of the market.

Figure 5.14: Geographic expansion map



North America
- Primarily for Environmental & Infrastructure and Energy Businesses

Latin America
- Pool of well trained workers and long mining history
- Offers unexploited geology

Africa
- Under explored due to political, regulatory and social issues

Russia
- Expected to be a major source of mine growth

China
- China is the world's largest producer of coal and the largest consumer of key metals

Australia
- Acquisition plan identified and executed
- Environmental & Infrastructure and Energy drilling opportunities

The Company has a track record of successfully integrating acquisitions. Once businesses are acquired, Boart Longyear implements a targeted integration strategy focussing on management capabilities and operational efficiencies of the business. In the case of the acquisitions the Company has made in the six months to January 2007 (refer to Section 5.3.1), the Company will seek to retain key management of the acquired business and selectively recruit to fill any gaps in the management team. Boart Longyear will then implement standardised management tools and processes in corporate functions such as human resources, accounting, forecasting and budgeting, environment and occupational health and safety.

Most significantly, as many acquired companies are relatively small and capital constrained, Boart Longyear will typically inject capital into acquired businesses to fund growth. For example:

- Boart Longyear acquired Lang Exploratory Drilling in the early 1980s. Through capital investment, the Lang business has grown from US$3 million annual revenue to over US$100 million per annum in revenue while diversifying into water and energy drilling services; and
- the Company has made significant investment in environmental drilling services in recent years, by acquiring Wisconsin Test Drilling, Northstar Drilling, D.L. Maher, Geotech Explorations Inc, and Holt Drilling in the United States. Through a program of capital investment that included adding rigs and other ancillary equipment to these businesses, Boart Longyear has succeeded in establishing a leading position in the United States environmental drilling sector.

In addition to the Company's six recent acquisitions the Company continues to consider various acquisition opportunities, none of which at the date of this Prospectus is sufficiently advanced for inclusion.

Boart Longyear has been and will continue pursuing its acquisition strategy on a global basis. The choice of future acquisition targets will be driven by targets of strategic interest that provide a quicker and more profitable route to new markets, new customers or new technology than might be possible through a strictly organic strategy. The Company will focus on acquisitions in developing countries such as Russia, Latin America and parts of Africa and the Environmental & Infrastructure and Energy Industries.

RISK FACTORS

6

6.1 Introduction

There are a number of factors, both specific to Boart Longyear, and of a general nature, which may affect the future operating and financial performance of Boart Longyear, its investment returns and the value of its shares. Many of the circumstances giving rise to these risks are beyond the control of Boart Longyear, the Directors and the Senior Management Team.

This Section describes certain specific areas that are believed to be the major risks associated with an investment in Boart Longyear. Each of the risks described below could, if they eventuate, have a material adverse effect on Boart Longyear's operating and financial performance and its ability to pay dividends.

Prospective investors should note that this Section is not an exhaustive list of the risks associated with an investment in Boart Longyear and it should be considered in conjunction with other information disclosed in this Prospectus.

6.2 Risks specific to Boart Longyear and the drilling industry

6.2.1 Mineral commodities price cycles

Demand for drilling services and products depends significantly on the level of mineral exploration and development activities conducted by mining companies. Industry experience indicates that when commodities prices fall below certain levels, mining expenditure declines in the following 12 months. There is a risk that a significant, sustained fall in commodities prices could substantially reduce future mining expenditure particularly in relation to exploration, leading to a decline in returns to Boart Longyear, which may have a material adverse effect on its financial position. The Company is assuming in its forecasts that current commodities market conditions will persist throughout the forecast period and in particular, that the gold price remains above Management's estimated point of inelasticity.

Commodity prices are volatile. As a result of strong demand across the Minerals Industry, the price of gold and many base metals are at historically high levels.

Current commodities market conditions have led to increased supply of drill rigs to the market. In the event of a decrease in demand, the market may be oversupplied with rigs which may result in pressure on drilling services contractors' margins, drilling volumes and the sale of new rigs.

A fall in commodity prices may decrease equity market support for listed mining companies, particularly Juniors. This could result in mining companies finding it difficult to raise additional equity capital to fund their exploration activities and consequently their spending on drilling services.

At times of decreased demand for drilling services, smaller competitors may be able to better compete on price, due to their lower overhead costs, and gain market share from Boart Longyear.

6.2.2 Operational restructure and internal controls

The Company has undergone significant restructuring over the last two years, including relocating the Company's operational head office from Johannesburg, South Africa to Salt Lake City, Utah, United States, implementing a global sourcing policy, rationalising its manufacturing footprint and undertaking a number of acquisitions. The rapid transformation of the Company may adversely affect the performance of the business.

In addition, Boart Longyear is still building an internal control environment suitable for a listed, global company in the context of its rapidly changing operational structure. If the Company is unsuccessful in establishing adequate levels of controls it may impact on the Company's operational and financial performance, as well as its financial reporting and the accuracy of its public disclosures.

6.2.3 Competition

Boart Longyear may lose business to its competitors if it is unable to demonstrate technical competence, competitive pricing and reliable performance to its customers. Boart Longyear faces significant competition and a large part of the drilling services business is dependent upon obtaining work through a competitive bidding process. In the drilling services business Boart Longyear competes with several large drilling companies and many smaller firms on a local or regional level. Competition may place downward pressure on contract prices and profit margins and presents challenges for maintaining strong growth rates.

The threat of increased competition in the drilling services or products markets may adversely affect Boart Longyear's current market share and plans for future growth. The fragmented nature of Boart Longyear's markets provides opportunities for competitors to consolidate, which may reduce the scale advantage that Boart Longyear currently enjoys.

Additionally, the capital cost to acquire drilling rigs is relatively low, enabling existing competitors to expand and new competitors to enter the market. This exposes Boart Longyear to the risk of reduced market share and scope for geographic growth as well as lower price and margins from its existing business.

6.2.4 Recent acquisitions

The integration of Boart Longyear's recent acquisitions has only recently commenced. Through the acquisitions, Boart Longyear may be exposed to business risks or liabilities, including environmental liabilities and regulatory breaches, for which Boart Longyear is not fully indemnified or insured. The integration of systems, equipment and personnel may influence the success of the acquisitions. Any issues arising from integration of the acquired businesses may require significant management, financial or personnel resources that would otherwise be available for ongoing development and expansion of existing operations. If this happens, it may have a material adverse effect on the operating and financial performance of Boart Longyear.

Expansion into new geographies via acquisitions (and organically) also brings additional geographic and currency risk. Some of the key locations targeted for growth by Boart Longyear are undergoing industrialisation and urbanisation and as such do not have the economic, political or social stability that many developed nations now possess. There is a risk that the operations, assets, employees or repatriation of revenues could be impaired by factors specific to the regions in which Boart Longyear operates.

6.2.5 Adverse foreign exchange movements

A significant proportion of Boart Longyear's revenue is denominated in currencies other than the US dollar. The currency of countries in which Boart Longyear operates may be subject to fluctuation, which may negatively impact on Boart Longyear's reported financial performance.

6.2.6 Inability to identify and execute acquisitions

Boart Longyear intends to selectively pursue acquisitions of businesses to complement its organic growth. However, there can be no assurance that it will be able to identify suitable candidates for acquisition at acceptable prices, obtain adequate funding to proceed, or successfully execute acquisitions and integration of these targets. In addition, Boart Longyear's future acquisitions may subject it to unanticipated risks or liabilities, or disrupt its operations and divert management's attention from day to day operations.

6.2.7 Instability in certain countries

Some of the countries in which Boart Longyear operates or has targeted for growth have experienced political and or economic instability in the past and may be subject to risks beyond the Company's control, such as war or civil disturbance, political, social and economic instability, corruption, nationalisation, expropriation without fair compensation or cancellation of contract rights, significant changes in government policies, breakdown of the rule of law and regulations and new tariffs, taxes and other trade barriers. If adverse events occur in such countries, there is a risk that the foreign operations or repatriation of revenues could be impaired or assets or employees adversely affected.

6.2.8 Customer contracts

The majority of Boart Longyear's customer contracts tend to be reasonably short term and/or subject to cancellation by the customer upon short notice with limited or no damages payable to Boart Longyear. There is a risk that contracts may not be renewed or may be cancelled, potentially impacting the financial performance of Boart Longyear.

6.2.9 Skilled labour shortages
Boart Longyear's ability to remain productive, profitable and competitive and to effect its planned growth initiatives, including increasing the number of drilling rigs in operation, depends on its ability to attract and retain skilled workers.

Tightening of the labour market in key regions due to a shortage of skilled workers, combined with a high industry turnover rate and growing number of competing drilling service providers, may inhibit the Company's ability to hire and retain employees. Additionally, raising rates paid to drillers and drill hands poses a risk to Boart Longyear's margins if it is unable to pass on such higher costs through price increases.

6.2.10 Business systems
Control of Boart Longyear's business systems, including information technology, finance, accounting, human resources, marketing and contracts systems may be compromised as the business continues its transitions to a global business and new companies are acquired. As many of these functions must be undertaken regionally, the coordination of these roles through integrated systems and head office oversight is paramount to the ongoing success of Boart Longyear. To address this issue, new financial and operating systems have been implemented in most regions. These new systems are designed to improve the business operations and management oversight. However, as it is early in the implementation of a number of these systems, there may be a level of business disruption during the initial stages of implementation.

In addition, there is a risk that the new financial systems may not work as planned, and that the Company may not derive the intended benefit from them, which may adversely impact the Company's business operations and financial planning.

6.2.11 Constraints on manufacturing
Boart Longyear's strong growth, combined with the rationalisation of manufacturing facilities, has placed pressure on its drilling products manufacturing capacity. A number of facility expansions and productivity improvements have been implemented with the current capacity expansion program underway. Any delays in further capacity expansion may constrain the Company's ability to capture additional volume. This may reduce the revenues of Boart Longyear's drilling products business and/or impact the ability of Boart Longyear to meet the demands of its growing drilling services business, either of which may adversely affect the earnings and financial performance of Boart Longyear.

6.2.12 Supplier relationships and rig deliveries
Boart Longyear relies on key supplier relationships, to significantly reduce the backlog time for drill rigs and coring tools. Any change in key supplier relationships could cost Boart Longyear this competitive advantage and may adversely affect the earnings and financial performance of Boart Longyear. The Company's expansion plans partly rely on the addition to its drill rig fleet of 77 rigs in FY2007, with the weighting towards the first half of FY2007. A significant delay in delivery or time lag between delivery and despatch to the field beyond the three months Directors have allowed for, or a failure to deliver the additional rigs, may have a material adverse effect on the financial position and operating performance of the Company. The delay or inability of suppliers to supply key manufacturing inputs such as steel may delay manufacturing of products and rigs that may adversely affect the financial position of the Company's business.

6.2.13 Non-mining expenditure
Non-mining expenditure includes Environmental & Infrastructure and Energy drilling. Most of these markets are driven by governmental regulation and spending. As a result, revenues and earnings generated from these markets tend to reflect growth in GDP rather than being correlated with the commodities price cycle. A downturn in general economic conditions or productivity of the economy may reduce the income earned from the Environmental & Infrastructure and Energy markets.

6.2.14 Operational risks and liability
Risks associated with drilling include, in the case of employees, personal injury and loss of life and, in the case of the Company, damage and destruction to property and equipment, release of hazardous substances to the environment and interruption or suspension of drill site operations due to unsafe drill operations. The occurrence of any of these events may have an adverse effect on Boart Longyear, including financial loss, key personnel loss, legal proceedings and damage to the Company's reputation. In particular, Boart Longyear's customers are placing an increasing focus on occupational health and safety and a deterioration in the Company's safety record may result in the loss of significant customers.

Additionally, warranty and indemnity provisions in Boart Longyear's drilling services contracts leave Boart Longyear exposed to substantially all of the risk and liability associated with the services performed under such contracts. While Boart Longyear maintains insurance to cover losses and claims arising out of the performance of its drilling services, such insurance may not prevent a material adverse effect on the financial position and operating performance of Boart Longyear by such losses or claims.

6.2.15 Regulatory

The drilling industry is highly regulated by environmental, health and safety regulations which could have material impact on the functioning, financial stability and future earnings potential of Boart Longyear.

To the extent that the Company fails to comply with laws and regulations, it could be subject to monetary fines, suspension of operations or other penalties. In addition, legislation and regulations affect the Company's mineral exploration customers and influence their decision whether to conduct mineral exploration and development.

6.2.16 Taxation

The Company's effective pro forma tax rate for FY2007 is assumed to be approximately 32%. The relative proportion of total profit that the Company earns in each offshore jurisdiction may change, particularly as a result of acquisitions. This would result in the Company's effective tax rate changing.

6.2.17 Business interruptions

Significant business interruption as a result of natural disasters, unstable weather conditions, unstable service sites, regulatory intervention, delays in necessary approvals and permits or product input supply bottlenecks may reduce Boart Longyear's ability to complete drilling services contracts and manufacture products resulting in performance delays, increased costs and loss of revenue.

6.3 General risks

6.3.1 General economic conditions

The operating and financial performance of Boart Longyear is influenced by a variety of general economic and business conditions, including inflation, interest rates and exchange rates, access to debt and capital markets, and government fiscal, monetary and regulatory policies. A prolonged deterioration in general economic conditions, including an increase in interest rates or a decrease in consumer and business demand, could be expected to have a material adverse effect on the financial performance, financial position, cash flows, distributions, growth prospects and share price of Boart Longyear.

6.3.2 Equity market risks

There are risks associated with any investment in shares. The market price of listed securities such as the shares of Boart Longyear are affected by numerous factors including, but not limited to, those identified in this Section 6 and other factors such as hostilities, tensions and acts of terrorism. As a consequence, the shares may trade on ASX at higher or lower prices than the issue price of the Boart Longyear shares.

6.3.3 Liquidation and realisation risk

There can be no guarantee that an active market in the shares of Boart Longyear will develop or that the price of the shares will increase. There may be relatively few or many potential buyers or sellers of the shares on ASX at any given time. This may increase the volatility of the market price of the shares. It may also affect the prevailing market price at which share holders are able to sell their securities. This may result in Shareholders receiving a market price for their Boart Longyear shares that is less than the price that Shareholders paid.

6.3.4 Other risks

In addition to the risks described above, there are many factors which may affect the Company's performance. These include customer relationships, loss of key personnel, labour disputes and changes in taxation laws or an adverse review of the Group's interpretation of these laws by revenue authorities.

7 BOARD AND SENIOR MANAGEMENT

7.1 Board



Graham Bradley
Chairman

Mr Bradley is Chairman of ASX listed diversified property group, Stockland Corporation Limited, Chairman of Anglo American Australia Limited, the Australian arm of global mining group Anglo American plc, and Chairman of HSBC Bank Australia Limited, the Australian subsidiary of HSBC plc. He is also a director of Singapore Telecommunications Limited, MBF Australia Limited, Po Valley Energy Limited and Proteome Systems Limited. From 1995 to 2003, Mr Bradley was the CEO of leading listed investment management group, Perpetual Trustees Australia Limited. He also spent four years as CEO of Blake Dawson Waldron. Previously, Mr Bradley spent 12 years at McKinsey & Company, an international firm of management consultants. Mr Bradley received his BA, LLB (Hons 1) from Sydney University and an LLM from Harvard Law School.

Bruce Brook
Non Executive Director

Mr Brook is currently a director and Chairman of the Audit Committee of Lihir Gold Limited, Consolidated Minerals Limited, and Snowy Hydro Limited. He was CFO of WMC Resources Limited from 2002 to 2005 and has approximately 30 years' experience in various roles, including Deputy CFO of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited, General Manager, Group Accounting at CRA Limited and General Manager, Accounting and Services at Pasminco Limited. Mr Brook gained his BComm and BAccounting at the University of Witwatersrand and is a fellow of the Institute of Chartered Accountants in Australia.

Geoff Handley
Non Executive Director

Mr Handley is currently a director of Endeavour Silver Corporation, Eldorado Gold Corporation (both listed on the Toronto and American Stock Exchanges), Pan Australian Resources Limited (listed on the ASX) and the unlisted Oryx Mining and Exploration Limited. He has over 30 years of technical and financial experience in the mining industry having worked most recently as Executive Vice President, Strategic Development with Placer Dome Inc., where he was responsible for global exploration, acquisitions, research & development and strategic planning. Mr Handley received a BSc (Hons) (Geology and Chemistry) from James Cook University of North Queensland.



David McLemore
Non Executive Director

Mr McLemore has 35 years of industrial experience and has broad operational experience. Mr McLemore has been involved with Advent International for eight years on investments including Advent International's acquisition of Boart Longyear from Anglo American in 2005. Mr McLemore acted as Chairman and then Deputy Chairman of Boart Longyear during Advent International and Bain Capital's ownership and remained as Deputy Chairman of Boart Longyear upon introduction of the Consortium as an investor. Prior to this, he worked as a General Manager for General Electric from 1985 to 1997. Mr McLemore received his BS from Oklahoma State University.

Peter St George
Non Executive Director

Mr St George is currently a director of First Quantum Minerals Limited (listed on the Toronto Stock Exchange), a director of Spark Infrastructure Group, Victorian electricity distribution businesses Powercor Australia Ltd and Citipower Pty and Chairman of accounting and financial services firm, Walter Turnbull. Mr St George was also a director of SFE Corporation Limited from 2000 until its merger with ASX Limited in July 2006. He acted as Chief Executive/Co Chief Executive of Salomon Smith Barney Australia/NatWest Markets Australia from 1995 to 2001. Prior to coming to Australia, Mr St George had more than 20 years' experience in senior corporate advisory roles within NatWest Markets and Hill Samuel & Co in London. Mr St George qualified as a Chartered Accountant in South Africa and received an MBA from the University of Cape Town.

Paul Brunner
Managing Director and Chief Executive Officer

Mr Brunner joined Boart Longyear's Canadian operation in 1987. He was appointed as CEO of Boart Longyear in 2004, having held the title of Managing Director from 2000. He was Boart Longyear's Regional Director for the South American region for six years, having held senior management positions in Canada for six years. Mr Brunner holds a BSc in Mining Engineering from Colorado School of Mines and an MBA from Harvard Business School.

7.2 Senior Management Team



Paul Brunner
Managing Director and
Chief Executive Officer

See Section 7.1.

Craig Kipp
Chief Operating Officer

Mr Kipp was appointed as COO of Boart Longyear in 2005. Prior to joining Boart Longyear, he was employed by General Electric from 1983 to 2005, serving in various capacities including President and COO of the Global Nuclear Fuel division, General Manager of China operations and General Manager of Hungary operations. Mr Kipp received his BA and MA in Mechanical Engineering from the University of North Dakota and his MBA from the University of Chicago.

Ron Sellwood
Chief Financial Officer

Mr Sellwood was appointed as CFO in 2005. He joined the Anglo American Group in 1994 and has held positions as Financial Director for Mondi and CFO for Anglo Coal. He is a qualified Chartered Accountant and is a member of the South African Institute of Chartered Accountants. Mr Sellwood received his BComm in Accounting from the University of Natal.

Figure 7.1: Management Structure


Paul Brunner
Patrick Johnson
Senior Vice President,
Human Resources
Alison Henriksen
Vice President,
Investor Relations
Fabrizio Rasetti
Senior Vice President
and General Counsel
Holm Oostveen
Senior Vice
President, Sales
Georgy Kirov
Senior Vice President,
Development
Craig Kipp
Scott Alexander
Vice President,
Denis Despres
Vice President,
Operations and Growth
Michael Birch
Vice President,
Global Products
Joe Coppola
Vice President,
Global Manufacturing

Scott Alexander
Vice President of Global Drilling Services

Mr Alexander was appointed as Vice President of Global Drilling Services in 2006. Prior to joining Boart Longyear, he was the Vice President of Manitowoc Crane Group's aftermarket operations in the Americas. His prior experience includes several senior leadership positions at Joy Global, including serving as Vice President and General Manager of P&H MinePro Services North American and International operations and Vice President of Mining Equipment Product Management and Business Development. Prior to Joy Global, Mr Alexander held various leadership positions within Bucyrus International, including General Manager of Bucyrus International (China). Mr Alexander holds a BBA in Marketing from the University of Wisconsin.

Denis Despres
Vice President of Drilling Services Operations and Growth

Mr Despres was appointed as Vice President of Drilling Services Operations and Growth in 2006. He joined Boart Longyear in 1981 as a Design Engineer in Canada and has held numerous positions in the company including Vice President of Global Services, Sales Representative, Contracts Manager, General Manager of Underground division, and General Manager of USA and Peru. Denis received his BSc in Mechanical Engineering from Lakehead University in Canada and his MBA from Queens University in Kingston, Ontario.

Michael Birch
Vice President of Global Products

Mr Birch was appointed as Vice President of Global Products in 2006. Prior to joining Boart Longyear, he worked for Black and Decker for 15 years in a variety of roles. He was also Vice President and General Manager for Baldwin Hardware and Director of Marketing for DeWalt Industrial Power Tool division. Mr Birch received his Degree in Business Management from Brigham Young University.

Joe Coppola
Vice President of Global Manufacturing

Mr Coppola was appointed as Vice President of Global Manufacturing in 2006. Prior to joining Boart Longyear, he was the Vice President of Integrated Supply Chain and Mechanical Services for Honeywell International. Before his time at Honeywell, Mr Coppola worked in a number of different capacities for the Eaton Corporation mostly in manufacturing but also in strategic planning, where he spent three years working in Havant, England as Director of European Hydraulics Operation. Mr Coppola received a BSc in Mechanical Engineering from Valparaiso University and an MBA from the University of Notre Dame.

Holm Oostveen
Senior Vice President of Sales

Mr Oostveen was promoted as Senior Vice President of Sales in 2006. He joined Boart Longyear in April 2003 as Vice President of Sales and Marketing in Europe and was promoted to the role of Regional Director of Europe in January 2004. Mr Oostveen has been instrumental in leading the development of new markets in the European territory, and in Russia, Kazakhstan and the Middle East. Prior to joining the Group, he held several Sales and Marketing Management positions including Managing Director of Widia GmbH in Germany, a leading manufacturer of metal cutting and forming tools. Mr Oostveen received his BBA from Nijenrode Netherlands School of Business and his MBA from the American Graduate School of International Management in Glendale, Arizona, United States.

Fabrizio Rasetti
Senior Vice President and General Counsel

Mr Rasetti was appointed as General Counsel in 2006. Prior to joining Boart Longyear, he was the Segment General Counsel and Vice President of Business Development for the Flow Segment of SPX Corporation, having served in various capacities within their Law Department for the previous nine years. Prior to SPX Corporation, Mr Rasetti worked for the private law firms of Howrey & Simon, as well as Towey & Associates. Mr Rasetti received his BSc in Foreign Service and JD from Georgetown University. Mr Rasetti is Boart Longyear's Company Secretary.

Georgy Kirov
Senior Vice President of Strategy and Business Development

Mr Kirov was appointed as Senior Vice President of Strategy and Business Development in 2006. Prior to joining Boart Longyear, he was the Executive Director of Corporate Development at Magna Donnelly from 2004 to 2006. Mr Kirov has extensive experience in acquisitions, growth and development strategy as a Consultant with Bain & Company and Chief Executive Officer and Founder for Freight Medium. Mr Kirov received a Bachelor's Degree in Economics from Yale University and an MBA from The Wharton School, University of Pennsylvania in Strategic management, E-commerce strategy, and Information Economics.

Patrick Johnson
Senior Vice President of Human Resources

Mr Johnson was appointed as Senior Vice President of Human Resources in January 2006. Prior to joining Boart Longyear, he was the Managing Director of Human Resources for Global Operations at Applied Materials, having served there in various capacities for the previous six years. Prior to Applied Materials, Mr Johnson was the Vice President of Human Resources for TECO Westinghouse, and had held management level positions at Arabian American Oil Company and at Star Enterprise. Mr Johnson holds a Senior Professional in Human Resources certificate, along with a Certified Employee Benefit Specialist qualification from IFEB and Wharton School, University of Pennsylvania. Mr Johnson received a BBA in Accounting from the University of Houston, and an MA, with Honours, in Human Resource Management also from the University of Houston.

Alison Henriksen
Vice President of Investor Relations

Mrs Henriksen was appointed Vice President of Investor Relations in 2007 and is based at the corporate office in Sydney. Prior to joining Boart Longyear, she spent four years with Creative Outsourcing Solutions International, latterly as Group CFO and Company Secretary, based in the United Kingdom. Prior to this she was employed by Ernst & Young from 1990 to 2002, both in the UK and Australia in various roles including Associate Director, Corporate Finance London. Mrs Henriksen received her BComm from the University of Melbourne and is an Associate of the Australian Institute of Chartered Accountants.

7.3 Corporate Governance

Board of Directors and Committees

The Directors as at the date of this Prospectus are detailed in Section 7.1.

The Board monitors the operational and financial position and performance of Boart Longyear and oversees its business strategy and approves the Group's strategic goals. The Board is responsible for the corporate governance of Boart Longyear. The role of the Board is outlined in greater detail in the Corporate Governance Statement in this Section.

To assist the Board in performing its duties, the following committees have been established, each of which has its own charter:

- Audit, Risk and Compliance Committee;
- Remuneration and Nomination Committee; and
- Environment, Health and Safety Committee.

The Board may establish other committees from time to time if required.

The charters of these committees reflect ASX Best Practice Recommendations and are available from Boart Longyear's website.

Audit, Risk and Compliance Committee

The purpose of the Audit, Risk and Compliance Committee is to assist the Board in fulfilling its statutory and fiduciary obligations in relation to:

- the quality and integrity of the Group's financial statements, accounting policies and financial reporting and controls, including compliance with laws, regulations and ethical guidelines, and disclosure practices;
- the performance of the Group's external auditors and their appointment and removal;
- the independence of the external auditor and the rotation of the external audit engagement partners at least every three years;
- Group funding, financial risk management, and monitoring of business risk; and
- statements, commentary or financial reports to be released to ASX.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director, and by the engagement or audit partner of the external auditor. The Committee will provide regular reports to the Board on the matters within the Committee's areas of responsibility. The Committee may take advice from external parties at Boart Longyear's cost.

The Committee's Charter requires that it consists of at least three Non Executive Directors with appropriate financial experience. The Committee members are Bruce Brook (Chairman), Peter St George and Geoff Handley.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to assist the Board in the effective discharge of its responsibilities in relation to the remuneration and performance of executives and Non Executive Directors.

The responsibilities of the Committee include:

- regularly reviewing the executive and non-executive remuneration policy of Boart Longyear and monitoring compliance with the executive remuneration policy;
- reviewing executive incentive plans and terms of employment and reviewing and approving termination payments;
- developing and implementing a plan to identify, assess and enhance the competencies of Directors;
- making recommendations for the annual remuneration report; and
- making recommendations for the appointment, remuneration and removal of Directors.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director. The Committee will provide regular reports to the Board on matters within the Committee's area of responsibility.

The Committee's Charter requires that it consists of at least three Non Executive Directors. The Committee members are Peter St George (Chairman), Graham Bradley and David McLemore.

Environment, Health and Safety Committee

Boart Longyear places a high priority on safety and management of operational risks, including in relation to health, the environment, security of operations and materials and product liability and regulations governing drilling operations.

The purpose of the Environment, Health and Safety Committee is to assist the Board in the effective discharge of its responsibilities in relation to safety and the key operational risks outlined above. The Committee has authority from the Board to review and investigate any matter within the scope of its charter and make recommendations to the Board in relation to those matters.

The responsibilities of the Committee include:

- ensuring that the systems and processes for identifying, assessing and managing operational risks of Boart Longyear are adequately monitored;
- regularly reviewing the policies of the Group pertaining to key operational areas, including safety, health, environment, security of operations and materials, product liability and regulations governing drilling operations and reviewing the supporting management systems and processes;
- reviewing investigations of major incidents within the Group's operations; and
- monitoring legislative developments and considering major operational issues that may have significant implications for the Group.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director. The Committee will provide regular reports to the Board on matters within the Committee's areas of responsibility.

The Committee's Charter requires that it consists of at least three Non Executive Directors. The Committee members are Geoff Handley (Chairman), Bruce Brook and David McLemore.

External Communications Policy

Once listed, Boart Longyear will be a 'disclosing entity' pursuant to sections 111AC and 111AR of the Corporations Act. As such, it will be subject to the continuous disclosure requirements of the Listing Rules and section 674 of the Corporations Act. Subject to the exceptions contained in the Listing Rules, the Group will be required to disclose to ASX any information concerning the Group which is not generally available and which, if it were made available, a reasonable person would expect to have a material effect on the price or value of Shares. In addition, the Group will provide ASX with any information necessary to correct or prevent a false market in Boart Longyear securities.

All information provided to ASX will be posted to Boart Longyear's website at www.boartlongyear.com after ASX confirms an announcement has been made.

Boart Longyear has adopted a written External Communications Policy in relation to information disclosure and relevant procedures for internal monitoring of matters that may require disclosure to ASX. The VP Investor Relations and General Counsel (and in their absence the CFO and Assistant General Counsel) have primary responsibility for the administration of the Policy and for coordinating the disclosure of price sensitive information relating to Shares to ASX. They are also responsible for ensuring that Directors and employees of Boart Longyear are aware of their responsibilities under the Policy.

The Policy also sets out other principles that Boart Longyear will apply in relation to disclosure of material information, including that the Group:

- may request a trading halt from ASX or make a preliminary or holding announcement where a proposal is insufficiently complete to warrant disclosure;
- will not generally respond to market rumours, except where incomplete or selective disclosure of information relating to Boart Longyear has been released, particularly where that information is affecting trading in the Group's securities; and
- will not provide analysts with material information that is not publicly available.

Continuous disclosure will be a standing agenda item at each Board meeting.

Securities Trading Policy
Boart Longyear has adopted a Securities Trading Policy governing trading in the Group's securities by Directors, officers and employees. The purpose of the Policy is to raise awareness of insider trading rules and of the fact that trading must not proceed without prior notification and clearance.

Any Director or employee who is in possession of price sensitive information which is not generally available to the market must not deal in the Group's securities.

The Policy provides that if a Director or senior executive of Boart Longyear wishes to trade in Boart Longyear securities or exercise options over Shares, they must first obtain confirmation from the appropriate person within the Company or the Chairman of the Board that there is no objection under the Securities Trading Policy to the proposed transaction.

If a Director deals in Company securities the Director must advise the Company of these transactions, and the Company must advise ASX within five business days, in accordance with the Corporations Act and the Listing Rules.

Corporate Governance Statement
The Board is responsible for the overall governance of the Group.

The Board has adopted a Board Charter which sets out the responsibilities of the Board in greater detail, including the following responsibilities:

- providing strategic direction for, and approving, Boart Longyear's business strategies and objectives;
- monitoring the operational and financial position and performance of Boart Longyear;
- identifying the principal risks faced by Boart Longyear and taking reasonable steps designed to ensure that appropriate internal controls and monitoring systems are in place to manage and, to the extent possible, reduce the impact of these risks;
- requiring that financial and other reporting mechanisms are put in place which result in adequate, accurate and timely information being provided to the Board and Shareholders and the financial market as a whole being fully informed of all material developments relating to Boart Longyear;
- appointing, overseeing and evaluating the performance of and, where appropriate, removing the CEO, approving other key executive appointments and planning for executive succession;
- reviewing and approving remuneration for the senior executives of Boart Longyear;
- approving Boart Longyear's budgets and business plans and monitoring the management of Boart Longyear's capital, including the progress of any major capital expenditures, acquisitions or divestitures;
- establishing procedures to ensure that financial results are appropriately and accurately reported on a timely basis in accordance with all legal and regulatory requirements;
- adopting appropriate procedures to ensure compliance with all laws, governmental regulations and accounting standards; and
- approving, and reviewing from time to time, Boart Longyear's internal compliance procedures, including any codes of conduct and taking all reasonable steps to ensure that the business of Boart Longyear is conducted in an open and ethical manner.

The Charter provides for the Board to delegate specific matters to the Senior Management Team, or to committees established by the Board.

Under the Charter, a Director may obtain external professional advice at Boart Longyear's expense, with the Chairman's prior approval. Such advice must be made available to Boart Longyear.

The Charter requires that there should be a majority of Non Executive Directors as opposed to Executive Directors, and that a majority of the Non Executive Directors should be independent. The Chairman of the Board should be an independent Non Executive Director.

7.4 Internal Control Framework

Boart Longyear has undergone significant restructuring and expansion over the last two years, including the integration of a number of acquisitions and the inclusion of several new appointments to the Senior Management Team. Management is currently developing the management structures, internal controls framework and systems that will be necessary for it to operate the Company's business as a listed entity and on the scale anticipated in its growth plans.

Management is currently in the process of enhancing and expanding its risk management framework in order to support its growth plans. In addition, Management is taking steps to improve internal controls including enhancing the Company's existing information technology systems so as to ensure such systems are adequate to support the Company's expansion projects and increases in the scale of its operations.

PRO FORMA HISTORICAL INFORMATION

8

8.1 Overview

The historical financial information included in this Section and the Appendix consists of:

- the pro forma consolidated statement of revenue, EBITDA and EBIT of the Boart Longyear Group for FY2005 and FY2006, as set out in Section 8.3;
- the pro forma consolidated summary cash flow before financing and tax of the Boart Longyear Group for FY2005 and FY2006, as set out in Section 8.3;
- the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006, as set out in Section 8.5; and
- the pro forma parent entity balance sheet of the Boart Longyear Group as at 31 December 2006, as set out in Section 8.6.

The Company was incorporated on 2 January 2007 and has not undertaken any trading activities since incorporation. It is intended that the Company will effect a business combination by its subsidiary, Boart Longyear Investments, acquiring the Boart Longyear Businesses and the Acquired Businesses, by acquiring RSHI, the current legal parent entity of the Boart Longyear Group, contemporaneously with the issue of Shares under the Offer as at Settlement on or about 11 April 2007. As a result, there is no actual historical financial information for the Company. Therefore, in order to present potential investors in the Company with information to help them to understand what the historical financial performance and cash flow of the Boart Longyear Group would have been had those businesses operated as a stand-alone consolidated group since 1 January 2005, the Directors have prepared pro forma historical financial information on the financial performance and cash flow of the Boart Longyear Businesses and the Acquired Businesses after removing the financial performance of the businesses disposed of in FY2005 and FY2006.

The diagram below illustrates a simplified corporate structure of the Boart Longyear Group as at Settlement following the transaction described above.

The pro forma historical financial information also presents the pro forma parent entity balance sheet of the Company prepared as though the acquisition of the Boart Longyear Businesses and the Acquired Businesses through the acquisition of RSHI, including the businesses acquired after 31 December 2006 (refer to Section 5.3 for further commentary on these acquisitions), had occurred on 31 December 2006 and reflects the proposed new corporate structure of the Boart Longyear Group which will be in place as at Settlement.

As discussed in more detail in Section 8.2.6, the audited consolidated financial statements of the Boart Longyear Group for FY2005 and FY2006 are different from the pro forma historical financial information for the same periods presented in this Prospectus, primarily because the FY2005 and FY2006 audited consolidated financial statements of the Boart Longyear Group include the results of certain businesses which were sold during those periods and do not include the full year pro forma normalised results of the Acquired Businesses.

The pro forma historical financial information is presented in abbreviated form and should be read in conjunction with, and is qualified by reference to, the information contained elsewhere in this Section and in the Appendix. This Section and the Appendix do not contain all of the disclosures that are necessary in an annual financial report prepared in accordance with the Corporations Act. Details of how to obtain a copy of the Appendix are contained in Important Information section at the start of this Prospectus.

Figure 8.1: Simplified Corporate Structure


Boart Longyear Limited
Boart Longyear Investments Pty Ltd
Resources Services Holdco, Inc ("RSHI")
Operating subsidiaries[1]
Operating subsidiaries[1]
Operating subsidiaries[1]
Longyear Global Holdings, Inc (Accounting Acquirer) ("LGHI")

1. An internal group restructure will be implemented at Settlement following the acquisition of RSHI by Boart Longyear Investments which will result in all operating subsidiaries being transferred from LGHI to be owned by either the Company, Boart Longyear Investments or RSHI.

8.2 Basis of preparation and presentation

8.2.1 Accounting convention

The pro forma Historical Financial Information included in this Prospectus has been prepared in accordance with the recognition and measurement principles prescribed under AIFRS and other mandatory professional reporting requirements in Australia.

Historically, the Boart Longyear Group has prepared historical financial information in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). The Company will be required to report in accordance with AIFRS from its date of incorporation. Pursuant to the 'reverse acquisition accounting' treatment under AIFRS for the acquisition of RSHI (refer to Section 8.2.5), the consolidated financial statements of the Company will be presented as a continuation of the consolidated financial statements of LGHI, which is the current accounting parent entity of the Boart Longyear Group and is therefore considered to be the 'acquirer' for accounting purposes. The date of transition to AIFRS for the Company is 1 January 2006, being the first day of the comparative period to be presented in the Company's first consolidated annual financial report for the year ending 31 December 2007. From the date of transition to AIFRS, the historical financial information for the Boart Longyear Group (including historical financial information for the Acquired Businesses) from which the pro forma historical financial information included in this Section and the Appendix has been derived, has been presented in accordance with AIFRS (this is set out in further detail in the Appendix). The conversion to AIFRS was made after considering the effect of the mandatory exceptions and optional exemptions in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' that the Company expects to apply as at the date of transition to AIFRS. In order to assist with the comparison between the pro forma historical financial information for FY2005 and FY2006, the pro forma historical financial information for FY2005 has also been presented in accordance with AIFRS.

8.2.2 Derivation of financial information

The pro forma historical financial information of the Boart Longyear Group contained in this Section and the Appendix has been derived from the following:

- the audited consolidated financial statements of the Boart Longyear Group for FY2005 and FY2006, each prepared in accordance with UK GAAP;
- the unaudited financial records of the businesses disposed of during FY2005 and FY2006; and
- the unaudited financial records of the Acquired Businesses (refer to Section 5.3 for further commentary on these acquisitions).

Adjustments have been made to this financial information to present the pro forma historical financial information of the Boart Longyear Group in accordance with AIFRS.

A more detailed discussion of the derivation of the pro forma historical financial information for the Boart Longyear Group and an explanation and quantification of the adjustments to that information is set out in Note E of the Appendix.

8.2.3 Pro forma and normalisation adjustments

Prior to the acquisition of the Boart Longyear Businesses and the Acquired Businesses through to the acquisition of RSHI as at Settlement, the Boart Longyear Businesses and the Acquired Businesses will have operated under a different corporate structure with different gearing and tax profiles to those proposed for the Boart Longyear Group after completion of the Offer. As a consequence, the Directors believe the historical net finance costs and income tax expense incurred by these businesses are not representative of what the net finance costs and income tax expense would have been, had the Boart Longyear Group operated under the new structure which will be in place after completion of the Offer. Therefore historical net finance costs and income tax expense have not been presented in the pro forma historical financial information of the Boart Longyear Group included in this Section and the Appendix.

The pro forma historical financial information of the Boart Longyear Group includes certain pro forma adjustments to reflect the operations of the Boart Longyear Group that will be in place as at completion of the Offer, and normalisation adjustments to remove certain material one-off items within the historical financial information of the Boart Longyear Businesses and the Acquired Businesses, as considered appropriate by the Directors.

The principal pro forma adjustments for the historical financial information relate to the inclusion of the pro forma normalised pre-acquisition results of operations and cash flows of acquisitions that have occurred either in FY2005, FY2006 or in FY2007 prior to the date of this Prospectus as if the acquisitions had occurred on 1 January 2005 and the exclusion of the results and cash flows of certain businesses disposed of during FY2005 and FY2006.

The principal normalisation adjustments for the pro forma historical consolidated statement of revenue, EBITDA and EBIT relate to the exclusion of changes in ownership costs, restructuring expenses, material one-off asset impairments, restructured employee compensation arrangements, the mark to market impact of certain derivative instruments, head office relocation and staffing costs, goodwill amortisation and impairment charges under UK GAAP and other one-off items.

The principal normalisation adjustments for the pro forma historical consolidated summary cash flow before financing and tax relate to the exclusion of cash flows from acquisitions and disposals, sale of property, plant and equipment and cash outflows from the non-recurring investment in derivative instruments. In addition to the above, Management conducted a review of certain accounting practices, including the estimated useful lives of certain plant and equipment and capitalisation practices, the financial effect of which has been reflected in the pro forma historical financial information.

All of the above adjustments, together with a reconciliation of the audited consolidated financial statements of the Boart Longyear Group for FY2005 and FY2006 to the pro forma historical financial information are provided in Note E of the Appendix (which uses certain unaudited financial information for the Boart Longyear Businesses and the Acquired Businesses in the reconciliation as described in the Appendix).

8.2.4 Presentation and functional currency

The results of the major operating businesses are recorded in their functional currencies, which are generally their local currencies. US dollar denominated revenue represented approximately 37% of the Boart Longyear Group's total pro forma FY2006 revenue, with the remainder denominated in the currencies of the other operational markets, including Canada (approximately 22%), Australia (approximately 19%), Europe (approximately 10%), South Africa (approximately 9%) and others (approximately 3%).

Consequently, under AIFRS, the Directors believe US dollar reporting represents the best indicator of the results of the Boart Longyear Group. Future financial reporting by Boart Longyear will therefore be presented in US dollars. However, for this convenience of prospective investors, Australian dollar information has also been included in this Prospectus. US dollar historical financial information has been translated into Australian dollars at the average exchange rate for the financial years presented, except for the historical balance sheet which has been translated at the applicable exchange rate prevailing at year end.

8.2.5 Reverse acquisition accounting

AASB 3 'Business Combinations' requires that all business combinations (the bringing together of separate entities into one group) are accounted for using the purchase method. This method of accounting requires one of the combining entities to be identified as the acquirer. However, AASB 3 also states that 'when a new entity is formed to issue equity instruments to effect a business combination, one of the combining entities that existed before the combination shall be identified as the acquirer on the basis of the evidence available'. This is commonly referred to as 'reverse acquisition accounting'.

At Settlement, the Company will effect a business combination by its subsidiary, Boart Longyear Investments, acquiring RSHI, the current legal parent entity of the Boart Longyear Group, so that the Company will become the ASX listed legal parent entity of the Boart Longyear Group. The business combination will be undertaken by Boart Longyear Investments issuing Redeemable Notes and Exchangable Notes to the existing shareholders of RSHI. The Redeemable Notes will be redeemed for cash and the Exchangable Notes will be exchanged for shares in the Company. Accordingly, the Directors are of the opinion that, in accordance with the requirements of AASB 3, neither Boart Longyear Investments nor the Company would be identified as the acquirer for accounting purposes.

In the opinion of the Directors, the acquirer for accounting purposes for the business combination under the principles of AASB 3 is the current accounting parent entity of the Boart Longyear Group, LGHI, rather than RSHI, which is the current legal parent entity of the Boart Longyear Group. LGHI is the current accounting parent entity and RSHI is the current legal parent entity of the Boart Longyear Group as a result of a restructuring transaction of the Boart Longyear Group undertaken on 9 October 2006.[1] Accordingly, in its financial statements for FY2007 and future periods, the Boart Longyear

Note:

1. LGHI acquired the Boart Longyear Businesses from Anglo American plc effective 29 July 2005. On 6 October 2006, LGHI undertook a merger in accordance with the laws of Delaware, United States with Resources Services Holdings USA, Inc. ("RSH USA"), a Delaware corporation, following which LGHI continued as the surviving corporation. Subsequently on 9 October 2006, all shareholders in LGHI exchanged their equity interests in LGHI for equivalent equity interests in RSHI. For accounting purposes, neither the acquisition of LGHI by RSHI nor the merger between LGHI and RSH USA are considered to be transactions of substance and accordingly, the consolidated financial statements of RSHI are presented as a continuation of the consolidated financial statements of LGHI.

Group will present both LGHI (Accounting Acquirer) consolidated financial information and Company (legal parent) financial information. The controlled entities of LGHI (Accounting Acquirer) are deemed to be all other combining entities of the Boart Longyear Group, including RSHI and the Company..

The major implications of the application of reverse acquisition accounting are that:

- consolidated financial statements shall be issued under the name of the Company, but described in the notes as a continuation of the financial statements of LGHI (Accounting Acquirer) and accordingly:
  (a) the assets and liabilities shall be recognised and measured in those consolidated financial statements at the carrying amounts of LGHI (Accounting Acquirer) immediately before Settlement, rather than at fair values;
  (b) the retained earnings and other equity balances recognised in those consolidated financial statements shall be the retained earnings and other equity balances of LGHI (Accounting Acquirer) immediately before Settlement;
  (c) the amount recognised as issued equity instruments in those consolidated financial statements shall be determined by adding the notional cost of the combination to the issued equity of LGHI immediately before Settlement; and
  (d) comparative information presented in those consolidated financial statements shall be that of LGHI (Accounting Acquirer);
- the retained earnings of LGHI (Accounting Acquirer) as at Settlement are not available for the payment of dividends to the shareholders of the Company.

8.2.6 Statutory financial information

In its financial statements for FY2007, the Boart Longyear Group will present:

- for the Company (legal parent) – financial information for the period from incorporation to 31 December 2007. No comparative historical financial information for FY2006 will be provided as the Company was incorporated on 2 January 2007; and
- for the Boart Longyear Group – consolidated financial information for LGHI (Accounting Acquirer) and its deemed controlled entities for FY2007. Comparative financial information will be included for FY2006 as under reverse acquisition accounting, the consolidated financial statements are a deemed continuation of the consolidated financial statements of the Accounting Acquirer.

As a result of the restructuring of LGHI that occurred during the year ended 31 December 2006, and the disposals of the MCE Poland business and the Hard Materials and Soft Rock Tools businesses, the FY2007 statutory financial information presenting the comparative period to 31 December 2006 will not be representative of the Group's future performance. Furthermore, statutory financial information will be different to the pro forma historical financial information for the same period presented in this Prospectus.

Unlike the pro forma historical financial information of the Boart Longyear Group presented in this Prospectus and in the Appendix, the FY2006 comparative income statement to be presented in the FY2007 statutory financial report will:

- include the operating results of the MCE Poland business from 1 January 2006 to 1 August 2006;
- include the operating results of the Hard Materials and Soft Rock Tools businesses from 1 January 2006 to 24 April 2006;
- include the loss on disposal of the Hard Materials and Soft Rock Tools businesses as at 24 April 2006 and the gain on disposal of the MCE Poland business as at 1 August 2006;
- include the operating results of North West Drilling only from 1 August 2006, the operating results of Drillcorp only from 20 October 2006 and the operating results of Prosonic only from 6 December 2006, whereas the FY2006 pro forma financial information includes the operating results for those businesses since 1 January 2006;
- present information to the NPAT level;
- include the net finance costs and tax expense associated with the structure in place prior to completion of the Offer; and
- exclude the pro forma and normalisation adjustments referred to in Section 8.2.3.

Similarly, unlike the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006 presented in this Prospectus and in the Appendix, the statutory comparative balance sheet as at 31 December 2006 to be presented in the FY2007 statutory financial report:

- will not include the impact of the KWL, Grimwood Davies and Connors acquisitions that occurred subsequent to 31 December 2006; and
- will not include the impact of the Offer, including the debt restructure and associated transaction costs.

8.3 Pro forma historical consolidated statement of revenue, EBITDA, EBIT and cash flow

Table 8.3.1 presents the pro forma historical consolidated statement of revenue, EBITDA and EBIT of the Boart Longyear Group (refer to Section 8.2.2 and Note E of the Appendix for a description of the derivation of this historical financial information).

Table 8.3.1 Pro forma historical consolidated statement of revenue, EBITDA and EBIT

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m
Pro forma revenue from operating activities	**1,022.6**	**1,252.8**	**1,342.0**	**1,664.9**
Cost of sales	(672.0)	(768.6)	(881.9)	(1,021.4)
Pro forma gross profit	350.6	484.2	460.1	643.5
Other expenses	(150.7)	(206.4)	(197.8)	(274.3)
Pro forma EBITDA	**199.9**	**277.8**	**262.3**	**369.2**
Depreciation	(40.4)	(45.9)	(53.0)	(61.0)
Pro forma EBITA	**159.5**	**231.9**	**209.3**	**308.2**
Amortisation	(0.7)	(0.9)	(0.9)	(1.2)
Pro forma EBIT	**158.8**	**231.0**	**208.4**	**307.0**

Notes:

1. US dollar pro forma historical financial information has been translated into A$ at the average exchange rate for the financial year being US$0.762:A$1.00 for FY2005 and US$0.7525:A$1.00 for FY2006.
2. In presenting pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as described in Note D.1.21 of the Appendix.
3. Depreciation on the fair value uplift to tangible assets arising pursuant to the purchase price allocation exercise for the Acquired Businesses has only been applied effective from the date of acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 and the financial impact is not material to understanding the Historical Financial Information.
4. Amortisation charges primarily relate to patents, as the purchase price allocation exercise completed in relation to the Acquired Businesses has only been applied effective from the date of the acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 for amortisation of contractual customer relationships and the financial impact is not material to understanding the Historical Financial Information.
5. For the purposes of presentation of financial information in this Prospectus and the Appendix, cost of sales has been presented exclusive of all depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, the Company intends to present cost of sales and other functional expenses inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
6. The Historical Financial Information has been presented to the pro forma EBIT level only as the businesses historically operated under a different corporate structure with different gearing and tax profiles.

Table 8.3.2 presents the pro forma summary historical consolidated summary cash flow before financing and tax of the Boart Longyear Group for FY2005 and FY2006.

Table 8.3.2 Pro forma historical consolidated summary cash flow before financing and tax

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m
Pro forma EBIT	**158.8**	**231.0**	**208.4**	**307.0**
Depreciation and amortisation	41.1	46.8	53.9	62.2
Pro forma EBITDA	**199.9**	**277.8**	**262.3**	**369.2**
Pro forma non-cash and other items and working capital movements	(72.6)	(21.2)	(95.3)	(28.2)
Pro forma cash flow available from operations	**127.3**	**256.6**	**167.0**	**341.0**
Pro forma capital expenditure – growth	(38.4)	(60.6)	(50.4)	(80.5)
Pro forma capital expenditure – maintenance	(11.4)	(31.1)	(15.0)	(41.3)
Pro forma cash flow before financing and tax	**77.5**	**164.9**	**101.6**	**219.2**

Notes:

1. Refer to notes to Table 8.3.1 for details of exchange rates applied.
2. Pro forma capital expenditure in the above table excludes US$5.2 million and US$9.2 million of plant and equipment acquired by means of finance leases in FY2005 and FY2006 respectively.
3. Pro forma capital expenditure in the table above has been prepared on an accrual basis.

Table 8.3.3 presents the key pro forma historical financial indicators for the business divisions of the Boart Longyear Group.

Table 8.3.3 Key pro forma historical financial indicators by business division

	Drilling Services		Products		Corporate		Total	
US$m	FY2005	FY2006	FY2005	FY2006	FY2005	FY2006	FY2005	FY2006
Pro forma revenue from operating activities	621.4	768.1	401.2	484.7	–	–	1,022.6	1,252.8
Pro forma gross profit	217.3	306.2	133.3	178.0	–	–	350.6	484.2
Pro forma gross margin %	*35.0%*	*39.9%*	*33.2%*	*36.7%*	–	–	*34.3%*	*38.7%*
Pro forma EBITDA	153.4	203.5	55.0	97.6	(8.5)	(23.3)	199.9	277.8
Pro forma EBITA	121.1	166.5	47.2	89.0	(8.8)	(23.6)	159.5	231.9
Pro forma EBIT	121.1	166.5	46.5	89.0	(8.8)	(24.5)	158.8	231.0

Note:

1. Refer to notes to Table 8.3.1 for details of exchange rates applied and a description of the presentation of cost of sales and gross profit.

Table 8.3.4 presents the pro forma historical revenue and EBITDA by geographic segment for the Boart Longyear Group.

Table 8.3.4 Pro forma historical revenue and EBITDA by geographic segment

US$m	Pro forma FY2005	Pro forma FY2006	Growth rate FY2006
Pro forma revenue			
United States	252.2	305.1	20.9%
Canada	243.1	308.1	26.7%
Asia Pacific	253.8	309.2	21.8%
South America	81.8	107.9	32.0%
Europe	90.4	101.6	12.4%
Sub Saharan Africa	101.3	120.9	19.3%
Total	**1,022.6**	**1,252.8**	**22.5%**
Pro forma EBITDA			
United States	64.8	74.6	15.0%
Canada	45.3	71.2	57.3%
Asia Pacific	62.4	92.7	48.5%
South America	23.3	32.8	40.6%
Europe	8.8	24.1	173.7%
Sub Saharan Africa	3.8	5.7	50.3%
Corporate	(8.5)	(23.3)	174.1%
Total	**199.9**	**277.8**	**39.0%**

Note:
1. Refer to notes to Table 8.3.1 for details of exchange rates applied.

8.4 Management's discussion and analysis of pro forma results of operations

Management's discussion and analysis below relates to the pro forma historical financial information for the Boart Longyear Group for FY2005 and FY2006 (Tables 8.3.1 and 8.3.2) and should be read in conjunction with the description of the basis upon which the information has been prepared (refer to Section 8.2), the table of key pro forma financial indicators (Table 8.3.3) and the pro forma and normalisation adjustments described in Section 8.2.3 (as further detailed in the Appendix).

A description of the business and the business drivers is provided in Section 5 and Section 9.

8.4.1 Consolidated

Pro forma consolidated revenue for the Boart Longyear Group increased from US$1,022.6 million in FY2005 to US$1,252.8 million in FY2006, reflecting improved market conditions leading to the expansion of the Company's rig portfolio by 79 rigs and increased demand for its drilling capital equipment and associated coring tools.

Pro forma consolidated EBITDA for the Boart Longyear Group increased from US$199.9 million in FY2005 to US$277.8 million in FY2006, reflecting improved performance across the Boart Longyear Group as described in Sections 8.4.2 and 8.4.3.

The pro forma depreciation charge increased by US$5.5 million from US$40.4 million in FY2005 to US$45.9 million in FY2006. The principal driver of this movement was the capital expenditure in FY2006 of US$91.7 million in order to meet drilling market demand. Pro forma amortisation remained relatively consistent from FY2005 to FY2006. As a result, pro forma EBIT increased by US$72.2 million from US$158.8 million in FY2005 to US$231.0 million in FY2006.

8.4.2 Drilling Services

Pro forma revenue for Drilling Services increased by US$146.7 million from US$621.4 million in FY2005 to US$768.1 million in FY2006 primarily due to increased mineral exploration and production drilling in the established mining markets of the United States, Canada and Australia and increased Energy drilling. In addition, the continued industrialisation of the BRIC Economies led to increased drilling activity in these regions.

The increase in revenue in FY2006 is also due to the full year effect of drill rigs added in FY2005, the part year impact of the additional 79 drill rigs added in FY2006 as well as increases in prices in renewed drilling services contracts.

Pro forma gross profit margin for Drilling Services increased from 35.0% in FY2005 to 39.9% in FY2006 through price increases in renewed drilling services contracts, increased revenue from higher margin geographies (such as West Africa and Russia) and the restructure of lower margin contracts. These increases were partially offset by increases in salaries in markets where labour shortages and competitor activity existed.

The factors above resulted in pro forma EBITDA increasing US$50.1 million or 32.7% from US$153.4 million in FY2005 to US$203.5 million in FY2006. While gross profit increased by US$88.9 million in the same period, this was partially offset by an increase in other expenses of US$36.5 million as a result of the requirement to add infrastructure such as employees and training facilities in order to support the current and future anticipated growth in the business.

8.4.3 Products

Pro forma revenue for Products increased by US$83.5 million from US$401.2 million in FY2005 to US$484.7 million in FY2006 principally due to higher sales volumes of its surface drilling capital equipment as a result of the Company increasing production capacity through its plant expansions, process improvements and outsourcing arrangements. The increase in drilling capital equipment sales also led to an increase in associated consumable sales such as coring tools.

Pro forma gross profit margin increased from 33.2% in FY2005 to 36.7% in FY2006 as a result of:

- savings achieved through the closure of the Company's manufacturing facilities in Ireland and Spain and moving production to lower cost jurisdictions that are also closer to the Company's customers. In addition, as part of the restructure, the Company consolidated its manufacturing operations in South Africa from four facilities into two facilities. These restructuring initiatives were undertaken in the second half of FY2005;
- cost savings achieved through Boart Longyear's global procurement of raw materials, other inputs and services. The majority of the initiatives commenced in the second half of FY2006. Prior to the establishment of the global procurement initiative, sourcing was undertaken on a regional basis; and
- the leverage of the Group's fixed cost base achieved through higher volumes following an increase in manufacturing capacity in the second half of FY2006 as part of a strategic capital investment program.

The above savings were partially offset by increases in labour, steel prices and machined parts and supplies.

Pro forma EBITDA for Products increased by US$42.6 million from US$55.0 million in FY2005 to US$97.6 million in FY2006, with the increase attributable to the revenue growth in the period and the restructuring and sourcing cost savings.

The increase in depreciation in FY2006 reflects the part year impact of the strategic capital investment program which was initiated in the second half of FY2006 (see Section 5.3 for further details).

8.4.4 Corporate

Corporate expenses increased by US$14.8 million from US$8.5 million in FY2005 to US$23.3 million in FY2006 principally as a result of the establishment of the Company's global headquarters in Salt Lake City, Utah, United States.

8.4.5 Capital expenditure

Pro forma capital expenditure increased by US$41.9 million from US$49.8 million in FY2005 to US$91.7 million in FY2006. The increase was principally as a result of:

- the Company's expansion of its drill rig portfolio (total of 79 rig additions) in order to meet the current and expected drilling activity of its customers; and
- a strategic capital investment program undertaken in the second half of FY2006 to update and expand the Company's manufacturing capacity in order to meet increased market demand.

In addition to the above, the Company acquired plant and equipment of US$5.2 million and US$9.2 million by means of finance leases in FY2005 and FY2006 respectively.

8.5 Pro forma consolidated balance sheet

8.5.1 Basis of preparation

Table 8.5.1 sets out the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006 (refer to Sections 8.1 and 8.2 for a description of the derivation of pro forma historical financial information). As discussed in Section 8.2, the pro forma consolidated balance sheet of the Boart Longyear Group has been prepared in accordance with AIFRS, applying the principles of reverse acquisition accounting.

In addition to the preparation in accordance with AIFRS, the major assumptions applied in the preparation of the pro forma consolidated balance sheet of the Boart Longyear Group are described in Section 8.5.2.

The pro forma consolidated balance sheet as at 31 December 2006 should be read in conjunction with the financial information and notes to the financial information set out in the Appendix.

Table 8.5.1 Pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006

	US$m	A$m
Current assets		
Cash and cash equivalents	15.4	19.6
Trade and other receivables	233.7	297.0
Other financial assets	2.2	2.8
Inventories	139.7	177.5
Prepaid expenses and other current assets	23.4	29.7
Total current assets	**414.4**	**526.6**
Non-current assets		
Property, plant and equipment	260.1	330.5
Deferred tax assets	36.7	46.6
Other financial assets	3.9	5.0
Goodwill and other intangible assets	221.9	282.0
Other assets	1.2	1.5
Total non-current assets	**523.8**	**665.6**
Total assets	**938.2**	**1,192.2**
Current liabilities		
Trade and other payables	240.8	306.0
Current tax payable	23.0	29.2
Loans and borrowings	5.1	6.6
Provisions	28.8	36.6
Other liabilities	0.7	0.9
Total current liabilities	**298.4**	**379.3**
Non-current liabilities		
Trade and other payables	0.7	0.9
Loans and borrowings	668.8	849.9
Other financial liabilities	2.3	2.9
Deferred tax liabilities	3.7	4.7
Provisions	37.8	48.0
Total non-current liabilities	**713.3**	**906.4**
Total liabilities	**1,011.7**	**1,285.7**
Net assets/(liabilities)	**(73.5)**	**(93.5)**
Equity		
Issued capital	452.3	574.8
Reserves	7.3	9.3
Other equity amounts	(261.3)	(332.1)
Retained earnings/(accumulated losses)	(271.8)	(345.5)
Total equity/(deficit)	**(73.5)**	**(93.5)**

Note:
1. US dollar pro forma consolidated balance sheet information as at 31 December 2006 has been translated into A$ at the exchange rate prevailing at that date of US$0.787:A$1.00.

8.5.2 Assumptions

In preparing the pro forma consolidated balance sheet of the Boart Longyear Group, it has been assumed that:

- RSHI is acquired by Boart Longyear Investments, a wholly owned subsidiary of the Company, for an estimated purchase price of US$1,429.4 million (A$1,816.5 million) (based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00);
- borrowings of the Company are restructured to a pro forma net debt position of US$650 million (reflecting the total size of the term facilities as described in Section 12.5.2) plus finance leases and other borrowings of US$13.2 million (including US$12.0 million of finance leases) less the unamortised balance of debt arrangement fees (US$4.3 million); and
- the Offer raises A$2,367.6 million (US$1,863.1 million) (based on the mid-point of the Indicative Price Range) and the proceeds are applied to redeeming the Redeemable Notes held by the Vendors of A$1,375.6 million (US$1,082.5 million), repayment of a portion of debt facilities and related costs of the debt restructuring of US$708.6 million (A$900.5 million) and paying related Offer costs of A$91.5 million (US$72.0 million); and
- the following transactions which completed after 31 December 2006, occurred on 31 December 2006:
  - the acquisition of KWL;
  - the acquisition of Grimwood Davies; and
  - the acquisition of Connors.

Note:
Certain assumptions used in the preparation of the pro forma consolidated balance sheet and the pro forma parent entity balance sheet differ from those used in the Key Offer Statistics and elsewhere in the Prospectus for the reasons referred to in Table 1.2 in Section 1.

8.6 Pro forma parent entity balance sheet

Table 8.6.1 below sets out the pro forma parent entity (Boart Longyear Limited) balance sheet as at 31 December 2006. The pro forma parent entity balance sheet as at 31 December 2006 has been prepared as though the Company acquired RSHI on 31 December 2006 notwithstanding that the Company was not incorporated until 2 January 2007. The value of the net assets presented in the pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006 is significantly less than the value of the net assets of the pro forma parent entity balance sheet at the same date due to the application of reverse acquisition accounting.

Table 8.6.1 Pro forma parent entity (Boart Longyear Limited) balance sheet as at 31 December 2006

	Pro forma US$m	Pro forma A$m
Non-current assets		
Investments in subsidiaries	2,141.4	2,721.3
Deferred tax assets	18.2	23.1
Total non-current assets	**2,159.6**	**2,744.4**
Total assets	**2,159.6**	**2,744.4**
Net assets	**2,159.6**	**2,744.4**
Equity		
Issued capital	2,159.6	2,744.4
Total equity	**2,159.6**	**2,744.4**

Note:
1. US dollar pro forma balance sheet information as at 31 December 2006 has been translated into A$ at the exchange rate prevailing at that date of US$0.787:A$1.00.

8.6.1 Basis of preparation and assumptions

The pro forma parent entity balance sheet as at 31 December 2006 has been prepared on the basis that the Company through Boart Longyear Investments acquired RSHI on 31 December 2006.

In determining the purchase price to be paid for RSHI, and therefore the carrying value of the investment in RSHI in the pro forma parent entity balance sheet, it has been assumed that:

- RSHI is acquired by the Company through Boart Longyear Investments for a pro forma purchase price of approximately US$1,429.4 million (A$1,816.5 million) based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00;
- the purchase price will be funded by Boart Longyear Investments issuing Exchangable Notes valued at A$441.0 million (US$347.0 million) and Redeemable Notes valued at A$1,375.6 million (US$1,082.5 million) to the Vendors. The value of the Exchangable Notes and Redeemable Notes issued to the Vendors is based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00;
- the Offer raises A$2,367.6 million (US$1,863.1 million) based on the mid-point of the Indicative Price Range (using the historical foreign exchange rate as at 31 December 2006 of US$0.787:A$1.00) and the proceeds are applied to redeem Redeemable Notes held by the Vendors of A$1,375.6 million (US$1,082.5 million), repayment of a portion of the debt facilities and related costs of the debt restructuring of US$708.6 million (A$900.5 million) and paying related Offer costs of A$91.5 million (US$72.0 million); and
- an internal group restructure will be implemented at Settlement following the acquisition of RSHI by Boart Longyear Investments which will result in the proceeds of the Offer received by the Company being invested in various Group subsidiaries and subsequently invested in or loaned to the subsidiaries that hold the debt facilities prior to IPO or are incurring related Offer costs.

If the Final Price is greater than or less than the value assumed in the pro forma parent entity balance sheet, this is likely to result in a change in share capital, a change in the carrying value of RSHI and a change in the value at which the Redeemable Notes are redeemed.

8.7 Liquidity

8.7.1 General

The principal sources of funds are cash flows from operations and borrowings under credit facilities. The Boart Longyear Group expects that it will finance its ongoing operations with a combination of operating cash flows and bank borrowings.

Existing cash resources, credit facilities and the anticipated cash flows from operations are expected to provide sufficient liquidity to meet the Boart Longyear Group's currently anticipated cash requirements for a period of at least the 12 months following listing on ASX. The Boart Longyear Group's ability to generate sufficient cash depends on its future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond the control of Boart Longyear, the Directors and the Senior Management Team. In addition, future capital expenditure and other cash requirements could be higher than currently expected as a result of various factors. If this occurs, or if the amount of the Boart Longyear Group's anticipated sources of cash is lower than expected, the Boart Longyear Group may be required to seek additional external financing.

8.7.2 Working capital

The Boart Longyear Group's working capital requirements vary across the year and reflect matters such as the level of drilling activity of Boart Longyear and its customers and the level of capital expenditure. Increased drilling activity also leads to increased demand for the Company's products such as coring and percussive tools.

The Boart Longyear Group actively manages working capital and aims to reduce working capital over time. It is expected that inventory levels and working capital levels improve as a result of specific working capital reduction initiatives. Management considers that inventory levels are sufficient to meet required customer service levels.

8.7.3 Financing facilities

The Boart Longyear Group's external financing facilities are described in full in Section 12. The Boart Longyear Group has a working capital facility as part of a revolving facility and will use this to fund short term borrowing requirements which may be caused by cash flow needs from items such as seasonal peaks in working capital, capital expenditure, or integration costs on acquisitions.

8.8 Critical accounting policies

The Boart Longyear Group's critical accounting policies are those that it believes are most important to the presentation of its financial position and performance. In many cases, the accounting treatment of a particular transaction is specifically dictated by AIFRS with no need for the application of judgement. In certain circumstances however, the preparation of consolidated financial statements in conformity with AIFRS requires the Boart Longyear Group to use judgement to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Boart Longyear Group believes the policies described below represent its critical accounting policies. Details of the Boart Longyear Group's significant accounting policies are included in the Appendix.

8.8.1 Revenue

8.8.1.1 Goods sold

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfer of risks and rewards varies depending on the individual terms of the contract of sale and with local statute but is generally when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

8.8.1.2 Services

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion of the contract is determined as follows:

- Revenue from drilling services contracts is recognised on the basis of actual metres drilled for each contract; and
- Revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses are incurred.

8.8.2 Defined benefit superannuation/ pension plans

The Boart Longyear Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any fund assets is deducted.

The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Boart Longyear Group's defined benefit obligations. Where there is no deep market in such bonds, the market yields (at the reporting date) of government bonds are used. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

Where the calculation results in a benefit to the Boart Longyear Group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post employment benefits or other long term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

8.8.3 Inventories

Products

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on a standard cost method, which approximates actual cost on a first-in first-out basis, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads (including depreciation) based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Drilling Services

The Company maintains an inventory of core drilling rods and casings for use in the rendering of services. Such inventories are measured at the lower of cost and net realisable value. Core drilling rods and casings are initially recognised at cost and are expensed over their useful life. A regular and ongoing review is undertaken to establish whether any items are obsolete or damaged, and if so their carrying amount is written down to its net realisable value.

8.8.4 Property, plant and equipment

8.8.4.1 Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset including the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

8.8.4.2 Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

8.8.4.3 Depreciation

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.

The following useful life estimates are used in the calculation of depreciation:

Buildings	20–40 years
Plant and machinery	5–10 years
Drill rigs	5–12 years
Other drilling equipment	1–5 years
Office equipment	5–10 years
Computer equipment:	
Hardware	3–5 years
Software	1–5 years

Depreciation methods, useful lives and residual values are reassessed at the reporting date. Estimates in respect of the useful life and residual value of certain items of plant and equipment and drill rigs were revised effective 6 October 2006 for annual financial reporting purposes. The pro forma historical financial information assumes that the revised estimated useful lives were applicable from 1 January 2005.

8.8.5 Restructuring provision

A provision for restructuring is recognised when the Boart Longyear Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.

8.8.6 Earn-out and bonus agreements

In certain circumstances, previous owners of acquired businesses become employees of the Boart Longyear Group. A business combination agreement may include earn-out or bonus clauses which provide for an adjustment to the cost of the combination contingent upon future events. If contingent consideration is, in substance, compensation for services or profit sharing (e.g. clauses requiring that the individual remain employed by the Boart Longyear Group), those payments are recognised as an expense over the period of services provided. If the substance of the consideration is payment for the business acquired, the amount is treated as an adjustment to the cost of the business combination.

8.9 Off balance sheet financing arrangements

The Boart Longyear Group has off balance sheet arrangements for lease commitments and unconditional purchase agreements. Details and further information regarding these commitments as at 31 December 2006 can be found in Note D.14 of the Appendix.

Other than these items, the Group does not believe that it has entered into any off balance sheet transaction, arrangement or other relationship that is reasonably likely to materially affect its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, the availability of capital resources or requirements for capital resources.

8.10 Capital commitments

The Boart Longyear Group had various capital commitments contracted for, as at 31 December 2006, principally relating to the acquisition of new drill rigs and ancillary equipment, strategic capital projects to expand manufacturing capability and capacity across a number of its key product lines and office renovations at the Salt Lake City, Utah, United States location.

Further information regarding these commitments can be found in Note D.14 of the Appendix.

8.11 Foreign exchange hedging practice

Boart Longyear is exposed to market risks associated with foreign currency exchange rates particularly with respect to the exchange rate between the US dollar, the Canadian dollar and the Australian dollar. In this regard approximately 37% of Boart Longyear's revenues are denominated in US dollars, with a large portion of the remainder being denominated in Canadian and Australian dollars (22% and 19% respectively). In general, Management considers the Boart Longyear group to be appropriately hedged through having the currency of the cost base largely matching that of the revenue base. There are however, transactions between the North American and Australian operations hence exchange rate differences can arise throughout a financial year. On occasions the Company uses forward exchange contracts to limit the effects of changes in exchange rates or foreign denominated assets and liabilities.

Exchange differences may also arise as a result of the translation of profits arising from operations recorded in currencies other than the US dollar.

8.12 Interest rate hedging practice

The Company is exposed to interest rate risks and utilises interest rate swaps to manage its exposure to interest rate changes in a portion of its existing debt (refer to Section 12.5.2).

DIRECTORS' FORECAST

9

9.1 Basis of preparation and presentation

The Forecast Financial Information has been prepared by the Directors and includes the pro forma forecast Consolidated Income Statement and pro forma summary forecast cash flow before financing and tax for FY2007 ("Directors' Pro Forma Forecast") and the statutory forecast consolidated income statement and the statutory summary forecast cash flow before financing and tax for FY2007 ("Directors' Statutory Forecast"), collectively referred to as the 'Directors' Forecast'. The Directors' Pro Forma Forecast differs materially from the Directors' Statutory Forecast for that period, principally due to a number of non-recurring items, as detailed in Section 9.5.

The accounting policies disclosed in Note D of the financial information in the Appendix have been consistently applied in the preparation of the Forecast Financial Information. For comparative purposes, certain pro forma historical financial information is disclosed in this Section. The pro forma historical financial information has also been disclosed in Section 8 and the Appendix and includes the pro forma consolidated historical statements of revenue, EBITDA and EBIT for FY2005 and FY2006. The basis of preparation and presentation of the Forecast Financial Information in this Section is consistent with the basis of preparation and presentation for the historical periods described in Section 8.2.

The Directors' Forecast is based upon a number of estimates and assumptions that are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, the Directors and the Senior Management Team, and upon assumptions with respect to future business decisions, which are subject to change.

The inclusion of the Directors' Forecast in this Prospectus should not be regarded as a representation or warranty with respect to its accuracy, or the accuracy of the underlying best estimate assumptions, or that the Boart Longyear Group will achieve, or is likely to achieve, any particular results. The Directors' Forecast also assumes the success of the Boart Longyear Group's business strategies. The success of these strategies is subject to uncertainties and contingencies beyond the control of the Company, the Directors and the Senior Management Team, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which the Directors' Forecast has been prepared, or otherwise.

Events and circumstances often do not occur as anticipated and therefore actual results are likely to differ from the Directors' Forecast. These differences may be material. The drilling industry is subject to many external factors which can materially impact the Boart Longyear Group's future financial performance a described in Section 6.

The Directors' Forecast is based on best estimate assumptions as to revenue, costs and exchange rates, among other things, for FY2007. As shown in the sensitivity analysis in Section 9.6, relatively small changes in key assumptions can have a significant impact on operating results. Accordingly, the Directors cannot and do not guarantee the achievement of the Directors' Forecast.

The Directors believe that due care and attention has been used in the preparation of the Directors' Forecast, and consider the assumptions to be reasonable when viewed as a whole. The information is not fact and prospective investors are cautioned not to place undue reliance on the Directors' Forecast.

There is no intention to publish updates to the Directors' Forecast in the future.

9.2 Statements of pro forma historical, pro forma forecast and statutory forecast consolidated income

The table below sets out certain pro forma historical financial information and the Directors' Pro Forma Forecast Consolidated Income Statement and the Directors' Statutory Forecast Consolidated Income Statement. The information in the table should be read together with the key best estimate assumptions underlying the Directors' Pro Forma Forecast described in Section 9.4, the sensitivity analysis set out in Section 9.6, the risk factors set out in Section 6 and other information contained in this Prospectus.

Certain significant costs that are not representative of the ongoing costs of the Boart Longyear Group are forecast to occur during FY2007. These costs are excluded from the Directors' Pro Forma Forecast and are detailed in the reconciliation of the Directors' Pro Forma Forecast to the Directors' Statutory Forecast in Section 9.5. In addition, the Directors' Pro Forma Forecast assumes that all of the Acquired Businesses that were acquired after 31 December 2006, were acquired on 1 January 2007. The Directors' Statutory Forecast figures presented in the following table reflects the actual timing of acquisitions as well as adjustments for certain one-off costs.

Table 9.2.1 Pro forma historical, pro forma forecast and statutory forecast consolidated income statements

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2007 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m	Pro forma FY2007 A$m	Statutory FY2007 US$m	Statutory FY2007 A$m
Revenue from operating activities	1,022.6	1,252.8	1,461.2	1,342.0	1,664.9	1,895.0	1,460.0	1,893.4
Cost of sales	(672.0)	(768.6)	(882.3)	(881.9)	(1,021.4)	(1,144.2)	(891.4)	(1,156.0)
Gross profit	350.6	484.2	578.9	460.1	643.5	750.8	568.6	737.4
Other expenses	(150.7)	(206.4)	(258.9)	(197.8)	(274.3)	(335.8)	(278.1)	(360.7)
EBITDA	**199.9**	**277.8**	**320.0**	**262.3**	**369.2**	**415.0**	**290.5**	**376.7**
Depreciation	(40.4)	(45.9)	(61.1)	(53.0)	(61.0)	(79.2)	(59.0)	(76.5)
EBITA	**159.5**	**231.9**	**258.9**	**209.3**	**308.2**	**335.8**	**231.5**	**300.2**
Amortisation	(0.7)	(0.9)	(2.9)	(0.9)	(1.2)	(3.8)	(2.8)	(3.6)
EBIT	**158.8**	**231.0**	**256.0**	**208.4**	**307.0**	**332.0**	**228.7**	**296.6**
Net finance costs			(36.7)			(47.6)	(96.0)	(124.5)
Income tax expense			(70.3)			(91.2)	(54.5)	(70.7)
NPAT			**149.0**			**193.2**	**78.2**	**101.4**
NPAT (pre-amortisation)			**151.9**			**197.0**	**81.0**	**105.0**

Notes:

1. US dollar pro forma historical financial information has been translated into A$ at the average exchange rate for the financial year being US$0.762:A$1.00 for FY2005 and US$0.7525:A$1.00 for FY2006.
2. US dollar pro forma forecast financial information for FY2007 has been translated into A$ at US$0.771:A$1.00 being the forecast six month forward rate at the time of preparation of the Directors' Forecast.
3. In presenting pro forma EBITDA, pro forma EBITA, and pro forma EBIT interest is defined as net finance costs as described in Note D.1.21 of the Appendix.
4. Depreciation on the fair value uplift to tangible assets arising pursuant to the purchase price allocation exercise for the Acquired Businesses has only been applied effective from the date of acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 and the financial impact is not material to understanding the Historical Financial Information.
5. Amortisation charges primarily relate to patents, as the purchase price allocation exercise completed in relation to the Acquired Businesses has only been applied effective from the date of the acquisition or 31 December 2006 for acquisitions subsequent to year end. The Directors do not believe that a reasonable basis exists for recognising a pro forma adjustment from 1 January 2005 for amortisation of contractual customer relationships and the financial impact is not material to understanding the Historical Financial Information.
6. For the purposes of presentation of financial information in this Prospectus and the Appendix, cost of sales has been presented exclusive of all depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, Boart Longyear Limited intends to present cost of sales and other functional expenses inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
7. As noted in Section 8, the Historical Financial Information has been presented to the pro forma EBIT level only as the businesses historically operated under a different corporate structure with different gearing and tax profiles.

Table 9.2.2 Key pro forma historical and forecast financial indicators by business division (US$m)

US$m	Drilling Services FY2006	Drilling Services FY2007	Products FY2006	Products FY2007	Corporate FY2006	Corporate FY2007	Total FY2006	Total FY2007
Pro forma revenue from operating activities	768.1	908.4	484.7	552.8	–	–	1,252.8	1,461.2
Pro forma gross profit	306.2	364.7	178.0	214.2	–	–	484.2	578.9
Pro forma gross margin %	*39.9%*	*40.1%*	*36.7%*	*38.7%*	–	–	*38.7%*	*39.6%*
Pro forma EBITDA	203.5	251.0	97.6	121.2	(23.3)	(52.2)	277.8	320.0
Pro forma EBITA	166.5	201.1	89.0	110.0	(23.6)	(52.2)	231.9	258.9
Pro forma EBIT	166.5	198.9	89.0	109.3	(24.5)	(52.2)	231.0	256.0

Note:

1. Refer to notes to Table 9.2.1 for details of exchange rates applied and a description of the presentation of cost of sales and gross profit.

Table 9.2.3 Pro forma historical and forecast revenue and EBITDA by geographic segment

US$m	Pro forma FY2006	Pro forma FY2007	FY2007 Growth Rate
Pro forma revenue			
United States	305.1	344.6	12.9%
Canada	308.1	364.9	18.4%
Asia Pacific	309.2	381.2	23.3%
South America	107.9	124.5	15.4%
Europe	101.6	123.9	22.0%
Sub Saharan Africa	120.9	122.1	1.1%
Total	**1,252.8**	**1,461.2**	**16.6%**
Pro forma EBITDA			
United States	74.6	86.5	16.0%
Canada	71.2	92.4	29.8%
Asia Pacific	92.7	110.5	19.2%
South America	32.8	38.1	16.0%
Europe	24.1	26.5	9.9%
Sub Saharan Africa	5.7	16.3	185.9%
Corporate	(23.3)	(50.3)	116.0%
Total	**277.8**	**320.0**	**15.2%**

Notes:
1. Refer to notes to Table 9.2.1 for details of exchange rates applied.
2. Total corporate expense for FY2007 of $50.3 million on a geographic basis differs from the total corporate expense shown in Table 9.2.1 as there is a $1.9 million allocation from USA to corporate head office.

Table 9.2.4 Pro forma historical, pro forma forecast and statutory forecast consolidated summary cash flow before financing and tax

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2007 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m	Pro forma FY2007 A$m	Statutory FY2007 US$m	Statutory FY2007 A$m
EBIT	**158.8**	**231.0**	**256.0**	**208.4**	**307.0**	**332.0**	**228.7**	**296.6**
Depreciation and amortisation	41.1	46.8	64.0	53.9	62.2	83.0	61.8	80.1
EBITDA	**199.9**	**277.8**	**320.0**	**262.3**	**369.2**	**415.0**	**290.5**	**376.7**
Non-cash and other items and working capital movements	(72.6)	(21.2)	7.9	(95.3)	(28.2)	10.2	(7.7)	(10.0)
Cash flow available from operations	**127.3**	**256.6**	**327.9**	**167.0**	**341.0**	**425.2**	**282.8**	**366.7**
Capital expenditure – growth	(38.4)	(60.6)	(86.0)	(50.4)	(80.5)	(111.5)	(85.9)	(111.4)
Capital expenditure – maintenance	(11.4)	(31.1)	(30.5)	(15.0)	(41.3)	(39.5)	(30.5)	(39.5)
Cash flow before financing and tax	**77.5**	**164.9**	**211.4**	**101.6**	**219.2**	**274.2**	**166.4**	**215.8**

Notes:
1. Refer to notes to Table 9.2.1 for details of exchange rates applied.
2. In arriving at pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as described in Note D.1.21 of the Appendix.
3. Pro forma capital expenditure in the above table excludes US$5.2 million and US$9.2 million of plant and equipment acquired by means of finance leases in FY2005 and FY2006 respectively.
4. Pro forma captial expenditure in the above table has been prepared on an accrual basis.

9.3 Management's discussion and analysis of Directors' Pro Forma Forecast for FY2007

The commentary included in this Section discusses the key factors that are forecast to impact the financial performance of the Boart Longyear Group in FY2007. Management's discussion and analysis should be read in conjunction with the tables of key pro forma financial indicators (Tables 9.2.2 and 9.2.3).

Investors should be aware that the timing of actual events, and the magnitude of their impact, may differ from that assumed in preparing the Directors' Pro Forma Forecast, and that this may have a materially positive or negative effect on the Boart Longyear Group's actual financial performance or financial position.

The Directors' Pro Forma Forecast has been prepared on the basis of key best estimate assumptions set out in Section 9.4. Investors are advised to review these assumptions in conjunction with the sensitivity analysis set out in Section 9.6, the risk factors set out in Section 6 and other information set out in this Prospectus.

9.3.1 Consolidated

Pro forma revenue for Boart Longyear is forecast to increase by US$208.4 million from US$1,252.8 million in FY2006 to US$1,461.2 million in FY2007. This increase assumes the:

- increase in the size of the Company's drill rig fleet by 77 rigs in FY2007 in order to fulfil the current market demand for drilling services;
- full year effect of 79 drill rigs added throughout FY2006;
- increase in pricing and efficiency of the rig portfolio;
- uplift in revenue from additional products manufacturing capacity installed in the second half of FY2006 and in the first half of FY2007;
- price increases for the Company's product range and on the renewal of drilling services contracts; and
- growth in the Company's non-Minerals drilling end markets, such as Energy Industry drilling.

The above operational forecast assumptions for FY2007 assume the following macro economic conditions:

- strong global commodities demand coupled with constrained supply;
- declining commodity reserves caused by 30 years of underinvestment in exploration and development during the period of relatively low commodity utilisation from 1970 to 2000 coupled with the continued industrialisation of Brazil, Russia, India and China; and
- significant investment in exploration and development as a result of the accumulating cash reserves of the Majors and significant equity raised by the Juniors in recent years.

Pro forma EBITDA is forecast to increase by US$42.2 million from US$277.8 million in FY2006 to US$320.0 million in FY2007 as a result of:

- the forecast growth in revenue outlined above;
- efficiencies delivered by the Company's products manufacturing rationalisation program including the transfer of production to lower cost countries such as China; and
- specific incremental cost reduction initiatives across the businesses, including the global sourcing initiative, which uses the Company's global reach and scale to derive sourcing benefits.

The EBITDA increase resulting from the elements above is expected to be partially offset by the full year effect of the employment and associated costs incurred in continuing to establish the Company's global headquarters in Salt Lake City, Utah, United States.

9.3.2 Drilling Services

In Drilling Services, sales revenue is forecast to increase by 18.3% to US$908.4 million in FY2007, primarily driven by the continued expansion of the drill rig fleet, the full year effect of drill rigs added in FY2006, expansion into high growth/higher margin countries/regions such as Russia and the Commonwealth of Independent States, Chile and Western Africa and an increased focus on global account management of the key mining majors. The Directors have also assumed that there will be continued growth in mining and energy drilling (oil sands and gas pre collar) during the Forecast Period. As a result, Management has forecast increasing its drill rig fleet by 77 rigs during FY2007 which will enable the Company to service the expected increase in demand.

As a consequence of continued consolidation in the resources sector and Boart Longyear's position as one of the world's major drilling companies, the Company is increasing its focus on global account management. Management expect to derive additional revenues from this initiative due to higher planning visibility as well as gaining a higher percentage share of the Majors' drilling requirements.

At the beginning of each financial year, the Company has a level of revenue under framework agreements with its customers. Additional amounts of revenue are classified as highly probable in nature. As at 1 January 2007 the Company had approximately 75% of its forecast Drilling Services revenue under framework agreements for FY2007 or classified as highly probable.

Pro forma gross profit is expected to increase by 19.1% to US$364.7 million in FY2007, with pro forma gross profit margins expected to increase by 20 basis points to 40.1% primarily driven by the full year impact of FY2006 price increases on contract renewal and expected price increases on contract renewals in FY2007, an increase in revenue from historically higher margin geographies such as Western Africa and a continued focus on the restructuring of lower margin contracts currently in place.

Pro forma EBITDA is forecast to increase by US$47.5 million from US$203.5 million in FY2006 to US$251.0 million in FY2007 principally driven by the flow through of revenue from the new rig additions and the increased scale benefits over other expenses.

Depreciation is forecast to increase by US$12.9 million in FY2007 when compared with FY2006, primarily due to the projected addition of new drill rigs throughout the year and the impact of a full year of depreciation for those drill rigs added in FY2006.

9.3.3 Products

During FY2007, the Products business is forecast to benefit from continued strong demand for drilling capital equipment as well as associated coring and percussive tools.

The pro forma revenue of the Products business is forecast to increase to US$552.8 million in FY2007 which represents a 14.0% increase on FY2006. This increase reflects the forecast of a higher number of drill rig sales and increased demand for coring and percussive tools driven by the Company's additional installed production capacity.

The increase in the Company's production capacity was a result of a strategic review of the Company's manufacturing facilities undertaken in the second half of FY2006. The review identified the need to undertake a number of specific capital projects as well as the re-design of certain manufacturing processes. The resultant capacity expansion projects will be implemented by the end of the first half of FY2007. In addition, management has forecast a number of productivity improvements and efficiencies as a result of the recent changes to manufacturing processes.

Pro forma gross margin is forecast to increase by 200 basis points, from 36.7% in FY2006 to 38.7% in FY2007 due to:

- cost savings derived through the global sourcing initiative, particularly in respect of drilling capital equipment and steel and machined parts;
- price increases; and
- the higher leverage of the fixed portion of the Company's manufacturing cost base achieved through capacity expansion and the resulting increase in volumes.

The increase in pro forma EBITDA from US$97.6 million in FY2006 to a forecast US$121.2 million in FY2007 reflects revenue growth (above), gross margin improvements (above) and the reduction of other expenses as a percentage of sales due to several restructuring initiatives.

Depreciation in FY2007 is expected to increase, reflecting the level of capital expenditure expected to be incurred during FY2007 and the full year impact of depreciation associated with the FY2006 capital expenditure.

9.3.4 Corporate

Corporate costs are forecast to increase from US$23.3 million in FY2006 to US$52.2 million in FY2007. The increase of US$28.9 million is primarily due to the expansion of the Company's Salt Lake City office into a fully resourced operational head office for the Company's global operations.

9.3.5 Capital expenditure

The Directors' Forecast assumes pro forma capital expenditure of US$116.5 million as set out in the following table:

Table 9.3.1 Directors' Pro Forma Historical and Forecast capital expenditure

	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2007 US$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m	Pro forma FY2007 A$m
Growth	38.4	60.6	86.0	50.4	80.5	111.5
Maintenance	11.4	31.1	30.5	15.0	41.3	39.5
Total pro forma capital expenditure	**49.8**	**91.7**	**116.5**	**65.4**	**121.8**	**151.0**
Drilling Services	36.5	63.9	84.9	47.9	84.9	110.0
Products	11.8	17.6	16.5	15.5	23.4	21.4
Corporate	1.5	10.2	15.1	2.0	13.5	19.6
Total pro forma capital expenditure	**49.8**	**91.7**	**116.5**	**65.4**	**121.8**	**151.0**

Notes:

1. Refer to notes to Table 9.2.1 for details of exchange rates applied.
2. Pro forma capital expenditure in the above table excludes US$5.2 million and US$9.2 million of plant and equipment acquired by means of finance leases in FY2005 and FY2006, respectively.
3. Pro forma capital expenditure in the table above has been prepared on an accrual basis.

Drilling Services

Capital expenditure forecast for the Drilling Services division includes maintenance capital expenditure of US$26.9 million and growth capital expenditure of US$58.0 million. The growth capital expenditure represents the addition of 77 new drill rigs and ancillary equipment in order to satisfy the anticipated demand for drilling services of the Majors and Juniors. Maintenance capital expenditure includes the replacement of 25 drill rigs.

Products

The capital expenditure forecast for the Products division includes maintenance capital expenditure of US$3.6 million and growth capital expenditure of US$12.9 million. The majority of the growth capital expenditure is associated with the strategic investment program which commenced in the second half of FY2006 in order to increase the Company's manufacturing capacity of the Company's key products.

Corporate

The capital expenditure forecast for the Corporate division includes growth capital expenditure of US$15.1 million. The majority of the growth capital expenditure is associated with the proposed implementation of a new accounting and finance system and other related IT projects.

9.4 Key assumptions underlying the Directors' Forecast

9.4.1 General assumptions

The following general assumptions are relevant to both the Directors' Pro Forma Forecast and the Directors' Statutory Forecast, unless specifically stated otherwise:

- while Boart Longyear is exposed to fluctuations in the United States, Canadian and Australian economies (the key economies in which it operates) and specifically the level of mining and exploration activity undertaken by mining companies in these countries, this exposure is mitigated by the geographic diversification and the diversification of drilling services and products offerings within these regions. The Directors' Forecast assumes that there are no significant changes in current prevailing economic conditions, nor in the rate of economic growth in the United States, Canada and Australia, changes to which may have an adverse impact on the level of expenditure on drilling services and products;

- current commodities market conditions persist throughout the forecast period and in particular the gold price remains above the Senior Management Team's estimated point of inelasticity as discussed in Section 4.2.1.3;
- no significant industrial, contractual, environmental or political changes or legal claims impact Boart Longyear and the continuity of its operations;
- no significant change occurs in the legislative regimes (including in relation to tax) and regulatory environments in the jurisdictions in which Boart Longyear or its key customers or suppliers operate which may materially effect on the Directors' Forecast;
- all key personnel are retained in the business throughout FY2007;
- notwithstanding Boart Longyear's investment objectives, no acquisitions are completed or investments made by Boart Longyear and there are no divestments of any businesses or assets during the Forecast Period;
- no material changes occur in Australian Accounting Standards (including AIFRS), Statements of Accounting Concepts or other mandatory professional requirements, including the Urgent Issues Group Consensus Views and the Corporations Act, which may have a material effect on Boart Longyear's financial results and reported cash flows during the Forecast Period;
- no material beneficial or adverse effects arise from the actions of competitors;
- in relation to the Directors' Pro Forma Forecast, no change occurs in the Company's debt and capital structure other than as set out in, or contemplated by, this Prospectus; and
- there are no material amendments to any material agreements or arrangements relating to Boart Longyear's businesses and no cancellation or termination of such agreements or arrangements. The parties to those agreements and arrangements are assumed to continue to comply with the terms of all material agreements and arrangements.

9.4.2 Specific assumptions

The following best estimate assumptions have been adopted by the Directors in preparing both the Directors' Pro Forma Forecast and the Directors' Statutory Forecast, unless otherwise stated:

9.4.2.1 Operating revenue

The forecast pro forma revenue for FY2007 has been prepared using a bottom-up approach, by which each division is primarily responsible for setting its own forecast earnings on a country-by-country basis. The bottom-up budgets take into account local market conditions, plant specific capacity, existing contracts, new business, new capital expenditure including the timing of the expenditure and price increases as well as volume considerations.

Refer to Section 9.4.3 and 9.4.4 for specific forecast revenue assumptions for Drilling Services and Products.

9.4.2.2 Operating expenses

In relation to operating expenses, the bottom-up budget process outlined above takes into account salaries, bonuses and other employment costs (including superannuation and employment taxes) by employee at FY2007 pay rates specific to local countries or regions. In addition, forecast costs relating to utilities and transmission, telecommunications, rates and rent, promotions and marketing are based on contracted terms or historical experience.

The Directors and the Senior Management Team undertake a process of refining the bottom-up budgets based on a top-down analysis to take into consideration broader market conditions and outlook as well as corporate initiatives and strategies.

Refer to Section 9.4.3 and 9.4.4 for specific forecast operating expense assumptions for Drilling Services and Products.

9.4.2.3 Cost savings

The Boart Longyear Group is undergoing several restructuring initiatives which are designed in part to reduce costs in some areas of the business. The Directors' Statutory and Directors' Pro Forma Forecasts only include the part year benefit of the restructuring from the expected date of completion of the following programs, with the majority of the benefits expected to be achieved in FY2008:

- restructuring of the South African Products business by focusing on the Company's key customers and product lines allowing for greater streamlining of the sales and marketing and manufacturing workforce;
- procurement savings contracted in the first quarter of FY2007 prior to the Offer;
- the replacement of the Company's sales force in certain European countries with local distributors; and
- cost savings involved with the relocation of shank production from the Mississauga manufacturing facility in Canada to Wuxi, China.

9.4.2.4 Public company costs

The Directors' Pro Forma Forecast assumes additional public company costs of approximately US$2.5 million per annum, including the costs of reporting, Independent Directors' fees, Directors' and Officers' insurance, communications, compliance and registry.

9.4.2.5 Depreciation

The Directors' Pro Forma Forecast depreciation charge for FY2007 of US$61.1 million is based on the actual depreciation charge for FY2006, adjusted for additional depreciation associated with the forecast capital expenditure in FY2007, together with the full year effect of the rig additions in FY2006 and the capital expenditure related to the expansion of the Group's manufacturing capacity. The forecast depreciation charge also takes into account the re-evaluation of useful lives by the Boart Longyear Group during the second half of FY2006 to ensure the Company's accounts appropriately reflect the economic lives of certain plant and equipment and other items.

9.4.2.6 Amortisation

The Directors' Pro Forma Forecast amortisation charge for FY2007 of US$2.9 million principally relates to patents and identifiable intangible assets including contractual customer relationships from the Acquired Businesses.

9.4.2.7 Capital Expenditure

The Directors' Pro Forma Forecast capital expenditure of US$116.5 million is based on historical experience, forecast requirements of the existing and Acquired Businesses, maintaining facilities on a replacement cost basis and a number of development and expansionary initiatives to grow earnings. The Directors' Forecast assumes all of the forecast capital expenditure for FY2007 will be funded by operating cash flows and debt facilities. Further details on capital expenditure are outlined in Section 9.3.5.

9.4.2.8 Net finance cost

The Directors' Pro Forma Forecast net finance costs are based on the proposed funding and banking arrangements which will be in place shortly after the Offer (including a fixed interest rate swap over US$528.0 million of debt) as summarised in Section 12.5.2. The Directors' Statutory Forecast reflects the higher interest cost relating to debt levels prior to this Offer. The net finance cost also includes interest revenue that would be receivable on cash in the business and the net impact of the excess expected return on pension plan assets over the associated pension plan interest cost adjusted to reflect the expectation that certain surplus assets held by the South African Pension plan will be apportioned between employees and the Company in future years.

9.4.2.9 Tax

The effective tax rate of the Boart Longyear Group is assumed to be approximately 32% in FY2007. This is higher than the Australian corporate tax rate, 30%, reflecting the proportion of profits that are expected to be generated outside of Australia. Investors should be aware that the relative proportion of total revenue that the Company earns in each offshore jurisdiction may change particularly as a result of acquisitions. This could result in the effective tax rate changing.

9.4.2.10 Expenses of the Offer

The forecast US$72.0 million (A$91.5 million) expenses of the Offer are paid in full by the Company, but of this total, US$68.6 million (A$87.2 million) are recorded against equity and hence have no impact on the Directors' Forecast EBIT, either on a pro forma or a statutory basis.

9.4.2.11 Exchange rates

The following exchange rates have been used in preparing the Directors' Statutory and Pro Forma Forecasts for the Group's major operating regions:

- US dollar:Australian dollar exchange rate of US$0.771:A$1.00 based on available six month forward rate at the time of preparation of the Directors' Forecast (forecast appreciation of 2.5% compared to the average rate for FY2006);
- US dollar:Canadian dollar exchange rate of US$0.849:C$1.00 based on available six month forward rates at the time of preparation of the Directors' Forecast (forecast depreciation of 3.7% compared to with the average rate for FY2006);
- US dollar:Euro exchange rate of US$1.306:Euro$1.00 based on available six month forward rates at the time of preparation of the Directors' Forecast (forecast appreciation of 4.1% compared to the average rate for FY2006); and
- US dollar:South African rand exchange rate of US$0.136:ZAR$1.00 based on available six month forward rates at the time of preparation of the Directors' Forecast (forecast depreciation of 7.4% compared to the average rate for FY2006).

For the other regions in which the Group operates, relevant six month forward rate assumptions have been assumed on a country-by-country basis.

9.4.3 Drilling Services – key assumptions

9.4.3.1 Growth in market size and market share

The growth of the Minerals exploration drilling market is a key factor in determining the future revenue of Drilling Services. Based on industry research, the Directors expect the growth in exploration drilling to be approximately 20% in FY2007.

The Directors' Forecast assumes that Drilling Services' market share remains at current levels over the Forecast Period.

9.4.3.2 Addition of drill rigs

The Drilling Services division forecast for FY2007 is based on the assumed increase in the drill rig fleet by 77 expansionary drill rigs throughout the financial year with a weighting towards the first half of FY2007. The Directors have allowed for an average time lag between rig delivery and when it begins to generate revenue of approximately three months to cater for rig preparation and provide a contingency against late deliveries.

9.4.3.3 Contractual position

In surface mineral exploration drilling as well as underground production drilling contracts are typically for a duration of 12 months although there are instances in certain regions where contracts are of longer duration. As a consequence, at the beginning of each financial year the Company has good visibility over revenue and earnings for the next financial year. In preparing the Directors' Forecast, the Directors have assumed that the majority of contracts which expire during the Forecast Period will be renewed on similar terms, consistent with past experience.

9.4.3.4 Input prices

The cost of labour and drilling consumables are key inputs in Boart Longyear's Drilling Services operations. Direct labour rates are forecast to increase between 3% and 15% in FY2007 for Drilling Services reflecting country specific inflationary pressures as well as strong demand for drillers in certain countries as a result of the upturn in the resources sector.

A key assumption of the Directors' Forecast is the retention and recruitment of sufficient staff to operate the increased number of drill rigs to be owned by the Company. In order to achieve this, the Company has implemented a number of initiatives including career development plans, investing in IT infrastructure such as online recruitment and human resource information systems.

Boart Longyear's Products division is one of Drilling Services' key suppliers of drill rigs and drilling consumables.

The cost of other key inputs, including maintenance and fuel are assumed to move in line with or above CPI.

9.4.4 Products – key assumptions

9.4.4.1 Growth in market size and market share

Growth in the major product groups (coring tools, drilling capital equipment and percussive tools) is a key factor in determining future revenue for Products. Specific growth rates for each product category have been forecast and are expected to be in the range of between 7.5%-15% growth.

Furthermore, the Directors' Forecast for FY2007 assumes that Products' market share increases by approximately 1.0% over total markets served.

9.4.4.2 Manufacturing capacity

During FY2006 the Company undertook a review of its manufacturing facilities and identified a number of strategic capital projects to expand its manufacturing capability and capacity across a number of its key product lines. As a result of this process the Company added manufacturing capacity in the second half of FY2006 and in the first half of FY2007.

9.4.4.3 Contractual position

Due to the consumable nature of many of its products, the majority of Products' sales are on an order by order basis with typical price stability of 30 days. With some of the larger customers, supply contracts are in place that typically last for one year. In a few cases the agreements span more than one year, but have a price adjustment clause, allowing the Company to increase prices on an annual basis.

9.4.4.4 Sales prices

Following a review of its product portfolio, supply and demand dynamics and its relative price positioning against its competitors in the market, the Company raised prices in the second half of FY2006. The forecast for FY2007 assumes a full year effect of this price increase.

9.4.4.5 Utilisation levels

The Directors' Forecast assumes plant utilisation levels ranging between 75.0% and 85.0% of capacity for all of the Company's manufacturing facilities based on individual requirements. The forecast utilisation levels allow for a 'normal' level of planned and unplanned maintenance. The Directors believe these are reasonable operating levels for each facility.

9.4.4.6 Input prices

Steel is a key input for products manufactured by the Products Division. Boart Longyear sources steel from a number of third parties and regions and is therefore impacted by the price of local and imported steel. The price sensitivity of steel does vary, as the Company uses differing grades and types for its products. The price of steel used in the Products' forecast is based on known contracts in place as at 1 January 2007. Such contracts typically last for a period of 3 to 12 months at which time pricing can be reviewed with suppliers. Approximately 30% of Boart Longyear's forecast spend on steel is contracted at specific prices. The Company has anticipated certain market movements in the price of steel and to this end has included a planned price increase in its FY2007 forecast.

Boart Longyear also outsources the assembly of certain drilling capital equipment to a third party. The cost forecast for these services is based on contracts currently in place with the third party and anticipated volumes.

In relation to labour costs, the Company has a number of Collective Bargaining Agreements ("CBAs") in place at its manufacturing facilities (North Bay, Mississauga, Roodepoort and Adelaide) and as such, labour costs have been forecast based on the respective agreements and headcount required for achieving forecast production levels. The remaining facilities have forecast labour costs based on local wage inflation and conditions.

The cost of other key inputs, including other raw material and indirect costs, is assumed to move in line with or above CPI.

9.5 Directors' Statutory Forecast

9.5.1 Basis of preparation

The Directors' Statutory Forecast comprises the summary statutory forecast consolidated income statement of Boart Longyear for FY2007 as set out in Table 9.5.1.

Table 9.5.1 Reconciliation of Directors' Pro Forma Forecast and Directors' Statutory Forecast Consolidated Income statement for FY2007

FY2007	Pro forma US$m	Part year adjustments US$m	Non-recurring items US$m	Interest adjustment US$m	Tax adjustment US$m	Statutory US$m
Revenue from operating activities	**1,461.2**	**(2.0)**	**0.8**	**–**	**–**	**1,460.0**
Cost of sales	(882.3)	1.2	(10.3)	–	–	(891.4)
Gross profit	578.9	(0.8)	(9.5)	–	–	568.6
Other expenses	(258.9)	0.7	(19.9)	–	–	(278.1)
EBITDA	**320.0**	**(0.1)**	**(29.4)**	**–**	**–**	**290.5**
Depreciation	(61.1)	0.2	1.9	–	–	(59.0)
EBITA	**258.9**	**0.1**	**(27.5)**	**–**	**–**	**231.5**
Amortisation	(2.9)	0.1	–	–	–	(2.8)
EBIT	**256.0**	**0.2**	**(27.5)**	**–**	**–**	**228.7**
Net finance costs	(36.7)	–	–	(59.3)	–	(96.0)
Income tax expense	(70.3)	–	–	–	15.8	(54.5)
NPAT	**149.0**	**0.2**	**(27.5)**	**(59.3)**	**15.8**	**78.2**
NPAT (pre-amortisation)	**151.9**	**0.1**	**(27.5)**	**(59.3)**	**15.8**	**81.0**

Notes:

1. Refer to notes to Table 9.2.1 for details of exchange rates applied.
2. For the purposes of presentation of financial information in this Prospectus and the Appendix, cost of sales has been presented exclusive of depreciation and amortisation, including depreciation and amortisation absorbed into the cost of inventories presented in the pro forma balance sheet. In its statutory financial report for the year ending 31 December 2007, the Company intends to present cost of sales inclusive of depreciation and amortisation applicable to both the Drilling Services and Products businesses.
3. In arriving at pro forma EBITDA, pro forma EBITA and pro forma EBIT, interest is defined as net finance costs as set out in the accounting policies note in the Appendix.

9.5.2 Part year adjustments

The Directors' Pro Forma Forecast includes the full year impact of the following:

- earnings of the acquisitions assuming they were in place on 1 January 2007. Accordingly, the Directors' Statutory Forecast includes an adjustment to EBITDA of US$0.6 million and to depreciation of US$0.2 million so as to present the Directors' Pro Forma Forecast to reflect the actual timing of the KWL, Grimwood Davies and Connors acquisitions; and
- the Employee Share Ownership Scheme which is proposed to be introduced following the completion of the Offer (US$0.4 million).

9.5.3 Non-recurring items

The Directors' Pro Forma Forecast Income Statement of revenue, EBITDA and EBIT has excluded US$27.5 million of significant items on the basis that the inclusion of these items is not representative of the ongoing results of the Boart Longyear Group. These adjustments include the following:

- the write-off to the profit and loss account in FY2007 of inventory which was capitalised as part of the purchase price allocation on the Acquired Businesses as it does not conform with Boart Longyear's inventory accounting policy. The amount expensed in FY2007 is considered to be one-off in nature (US$8.7 million);
- the value of rotary and sonic rods and casings included in inventory as at 31 December 2006 that will be expensed to the profit and loss in FY2007. This is non-recurring as from 1 January 2007 the Group will be capitalising rotary and sonic rods and casings to property, plant and equipment and depreciating over their useful lives (US$1.6 million);
- costs incurred in relation to the change in corporate structure and associated additional audit and accounting costs (US$7.1 million);
- integration costs associated with the Acquired Businesses (excluding Diamond Drilling), which principally relate to redundancy costs, retention payments and other costs, less proceeds from the sale of one of the facilities acquired as part of the recent acquisitions (US$1.9 million);
- relocation and other costs associated with the Boart Longyear restructuring initiatives to the extent these have not been specifically provided for as at 31 December 2006 (US$1.8 million);
- costs incurred on the marking to market value of certain derivative instruments from 1 January 2007 to prior to the completion of the Offer (US$1.0 million), on the basis that the instruments will be closed out prior to the completion of the Offer; and
- additional costs associated with a profit share arrangement within an employment contract related to a previous acquisition that is due to expire at the end of FY2007 and will not be renewed on similar terms (US$7.0 million) and a one-off non-compete payment (US$0.3 million).

The above adjustments are particularly offset by the additional depreciation expense in relation to the change in accounting practices for rods and casings and drill rig refurbishments (US$1.9 million).

The Directors' Pro Forma Forecast Cash Flow before Financing and Tax adjusts for cash flow relating to acquisitions undertaken in January 2007 and for US$15.6 million of non-cash and one-off cash items on the basis that the inclusion of these is not representative of the ongoing cash flows of the Boart Longyear Group. In addition to the adjustments to the Directors' Pro Forma Forecast Consolidated Income Statement, the adjustments to cash flow before financing and tax for non-cash and one-off cash items include the following:

- redundancy payments and other one-off cash outflows associated with the Boart Longyear Group's restructuring initiatives for items provided for as at 31 December 2006 but are cash outflows in FY2007 (outflow of US$5.2 million);
- cash outflows associated with an employee compensation agreement and an earn-out arrangement relating to certain historical acquisitions by the Boart Longyear Group that are non-recurring as the payments will conclude at the end of FY2007 and will not be renewed (outflow of US$12.9 million);
- one-off cash payment for recently terminated and restructured arrangements associated with historical acquisitions by the Boart Longyear Group that were no longer aligned with the overall interests of the Group (outflow of US$14.4 million);

- addback of the non-cash item relating to the inventory write off which was capitalised as part of the purchase price allocation for the Acquired Businesses (inflow of US$8.7 million);
- cash proceeds from one-off sales of fixed assets and investments (inflow of US$3.0 million); and
- other non-recurring cash items that are not representative of the ongoing business (inflow of US$5.2 million).

9.5.4 Net finance cost adjustment

The net finance costs included in the Directors' Pro Forma Forecast represent the full year impact of the structure that will be in place at settlement of the Offer, including the new debt funding arrangements. Prior to the Offer, the Boart Longyear Group had significantly higher debt levels, which will be refinanced immediately following the Offer. Additional net finance costs as a result of the previous financing structure will be incurred from 1 January 2007 until completion of the Offer.

The net finance costs included in the Directors' Statutory Forecast includes the net impact of the expected excess return on pension plan assets over pension plan interest cost and is not adjusted for the surplus apportionment referred to in Section 9.4.2.8.

9.5.5 Tax adjustment

The tax adjustment represents the net tax impact of the adjustments described above.

9.6 Sensitivity analysis

The Directors' Pro Forma Forecast as set out in Section 9.2 is based on certain economic and business assumptions about future events. Set out in the table below is a summary of the sensitivity of the Directors' Pro Forma Forecast NPAT to variations in a number of key variables for FY2007. The sensitivity analysis is specific to the selling prices, exchange rates and volumes for FY2007, and reflects the fact that in many cases the sales and costs prices are either fixed or inter-linked. The changes in the key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

Care should be taken in interpreting these sensitivities. The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be cumulative, and it is likely that Boart Longyear's management would respond to any adverse change in one variable by taking action to minimise the net effect on the Boart Longyear Group's earnings.

Presented below are some of the key sensitivities which could affect the Director's Pro Forma Forecast NPAT for FY2007. The sensitivities do not assume any mitigation actions are taken by management in order to minimise the impact of such an event.

Table 9.6.1 Sensitivity analysis on Directors' Pro Forma Forecast NPAT for FY2007

NPAT impact	US$m	%
Sensitivities for the Drilling Services division		
(a) One month delay in rig expansion	–2.4	1.6
(b) 1% increase/decrease in gross margin	+/–6.1	4.0
(c) 1% increase in labour costs	–1.7	1.1
Sensitivities for the Products division		
(a) 1% increase/decrease in sales volumes	+/–1.6	1.0
(b) 5% increase in steel costs	–3.6	2.4
(c) 1% increase/decrease in gross margin	+/–3.7	2.4
Sensitivities for the consolidated Pro Forma Forecast		
(a) 5% appreciation/(depreciation) of the A$ versus the US$	+/–2.9	1.6
(b) 5% appreciation/(depreciation) of the C$ versus the US$	+/–0.4	0.3
(c) 50 basis point increase/decrease in the interest rate	+/–0.4	3.3
(d) 1% increase in Corporate Head Office Costs	–0.4	0.3

9.6.1 Sensitivities for Drilling Services

The NPAT within the Drilling Services division may be affected by the following sensitivities during the forecast period:

- **One month delay in rig expansion**
  The estimated impact of a one month delay in the deployment of new rigs to the field throughout the course of FY2007. This sensitivity is calculated on a rig by rig basis (taking into account location and seasonality) by reducing the assumed revenue increase associated with the new rigs to be added in FY2007. The estimated impact is the tax-effected amount of lost revenue less the saving in variable cost of sales such as labour, consumables, travel and accommodation, fuel and equipment rentals.
- **Increase/decrease of 1% in gross margin**
  The estimated impact of a 1% increase or decrease in gross margin across all of the Company's operating regions and represents the tax effected amount of the additional revenue received or foregone.
- **Increase of 1% in labour costs**
  The estimated impact of a 1% increase or decrease in the Company's total direct labour cost and represents the tax effected impact of the increased labour cost. It should be noted that in most cases any increase or decrease in labour costs will be passed through to the customer at the time of contract renegotiation. Therefore, Management estimate that approximately 50% of the tax effected impact of any change in labour costs in FY2007 would be mitigated by amended contract pricing.

9.6.2 Sensitivities for the Products division

Forecast NPAT within the Products division may be affected by the following during the forecast period:

- **Increase/decrease of 1% in sales volumes**
  The estimated tax effected impact of a 1% increase or decrease in sales volumes less associated direct variable cost of sales including sales commissions.
- **Increase of 5% in steel prices**
  The estimated tax effected impact of a 5% increase or decrease in steel prices. Management believe that the impact of any increase in steel prices would largely be mitigated by adjusting the price of the resultant end product. However, there is likely to be a lag of up to six months between the initial steel price increase and the ability to pass this through to customers via product re-pricing.
- **Increase/decrease of 1% in gross margin**
  The estimated impact of a 1% increase or decrease in gross margin across all of the Company's operating regions and represents the tax effected amount of the additional revenue received or forgone.

9.6.3 Sensitivities for the Consolidated Group

- **Exchange rates**
  The Directors consider the Boart Longyear Group to be naturally hedged to a reasonable extent due to the currency of the cost base in each country largely matching that of the revenue base. However, there are transactions that are recorded in other currencies and that take place between the Company's operations across various regions (particularly between North America and Australia). Therefore, exchange differences can arise throughout a financial year. All foreign currency transactions are brought to account using the relevant exchange rate in effect at the date of the transaction.

  Exchange differences may also arise as a result of the translation of profits arising from operations recorded in currencies other than the US dollar.

  Table 9.6.1 shows the estimated tax effected impact of a 5% appreciation/depreciation of the Australian and Canadian dollar versus the US dollar.

Approximately 25% of the Company's revenues are derived by the Canadian business. However the impact of a movement in the Canadian dollar against the US dollar is largely offset by the US dollar revenues received by the Canadian business as a result of its international operations and US dollar denominated product sales.

- **Increase/decrease in interest rates by 50 basis points**
  Table 9.6.1 illustrates the estimated impact of a 50 basis point increase or decrease in the interest rate. This represents a movement in the interest charge on the variable component of the debt. Refer to Section 12.5.2 for additional details on Group debt facilities and the hedging arrangements.
- **Increase of 1% in corporate head office costs**
  The estimated tax effected impact of a 1% increase in Corporate Head Office costs.
- **Mineral commodities prices**
  The Company's earnings are impacted by demand for mineral commodities. When commodity prices fall below a certain threshold, the expenditure budgets of mining companies are reduced particularly in relation to exploration spend. Refer to Section 4.1.2.3.

  Commodity prices are forecast to remain above Management's estimated point of inelasticity throughout the forecast period.

9.6.5 Liquidity

9.6.5.1 Working capital

The Directors' Forecast assumes working capital would increase in line with the forecast FY2007 growth in the Boart Longyear Businesses and the Acquired Businesses, however, the Company intends to implement various working capital reduction initiatives. The expected net result for FY2007 is an improvement in working capital levels. The initiatives target working capital savings in trade accounts receivable, trade accounts payable and inventory levels.

9.7 Market risk

Boart Longyear will be exposed to market risks associated with interest rates and foreign currency exchange rates as referred to in Section 9.6 and a number of other market related risks, such as commodity pricing, as detailed in Section 6.

10 INVESTIGATING ACCOUNTANT'S REPORT

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ABN 74 490 121 060
180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia
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Tel: +61 (0) 3 9208 7000
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www.deloitte.com.au

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The Directors
Boart Longyear Limited
Level 25, Chifley Tower
Chifley Square
Sydney NSW 2000

9 March 2007

Dear Sirs

BOART LONGYEAR LIMITED – INVESTIGATING ACCOUNTANTS' REPORT

Introduction
This report has been prepared at the request of the Directors of Boart Longyear Limited (the Company), for inclusion in a Prospectus to be issued by the Company.

Reference to the Company and other terminology used in this report have the same meaning as defined in the Glossary contained in the Prospectus.

Scope of Report
You have requested that Deloitte Touche Tohmatsu (Deloitte) prepare an Investigating Accountants' Report reviewing the pro forma historical financial information set out in tables 8.3.1, 8.3.2, 8.5.1 and 8.6.1 and the Appendix[1] to the Prospectus (the Appendix) comprising the pro forma unaudited:

- Historical consolidated statement of revenue, EBITDA and EBIT of the Boart Longyear Group for the years ended 31 December 2005 and 31 December 2006;
- Consolidated balance sheet of the Boart Longyear Group as at 31 December 2006;
- Historical consolidated summary cash flow statement before financing and tax of the Boart Longyear Group for the years ended 31 December 2005 and 31 December 2006;
- Company balance sheet of Boart Longyear Limited as at 31 December 2006; and
- Notes to the above pro forma historical financial information

(referred to collectively as the Pro forma Historical Financial Information).

The Pro forma Historical Financial Information has been derived from historical financial information after adjusting for the pro forma transactions and adjustments described in the Appendix.

The Directors of the Company are responsible for the preparation and presentation of the Pro forma Historical Financial Information, including the determination of the pro forma transactions and adjustments.

The Pro forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by AIFRS applicable to annual financial reports prepared in accordance with the Corporations Act. The pro forma historical consolidated statements of revenue, EBITDA and EBIT have been prepared to the level of "profit from ordinary activities before interest and income tax expense" (EBIT). The pro forma consolidated statements of revenue, EBITDA and EBIT exclude the impact of the existing capital structure, as reflected in interest expense and income taxes, as this capital structure is not considered relevant given anticipated changes in debt and equity structures as a result of the proposed transactions.

Note
The Appendix is a separate document lodged with ASIC, and is taken to be included as part of the Prospectus in accordance with section 712 of the Corporations Act.

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The historical financial information upon which the Pro forma Historical Financial Information is based, being the financial statements of Resource Services Holdco Inc. (RSHI) and its predecessors, has been audited. The audit opinions were unqualified.

Scope for Review of Pro forma Historical Financial Information

We have reviewed the Pro forma Historical Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro forma Historical Financial Information as set out in tables 8.3.1, 8.3.2, 8.5.1 and 8.6.1 and the Appendix does not present fairly the:

(i) Pro forma consolidated financial performance and pro forma cash flows of the Boart Longyear Group for the years ended 31 December 2005 and 31 December 2006;

(ii) Pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006, and

(iii) Pro forma company balance sheet of Boart Longyear Limited as at 31 December 2006;

on the basis of the pro forma transactions and adjustments described in the Appendix, and in accordance with the recognition and measurement principles required by AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and described in the Appendix.

Our review of the Pro forma Historical Financial Information has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited to:

- Review of work papers, accounting records and other documents;
- A review of the pro forma transactions and adjustments made to the historical financial information;
- Analytical procedures applied to the financial data;
- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and disclosed in the Appendix; and
- Enquiry of Directors, Management and others.

These procedures do not provide all the evidence required in an audit, thus the level of assurance we provide is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement on the Pro forma Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro forma Historical Financial Information as set out in tables 8.3.1, 8.3.2, 8.5.1 and 8.6.1 and the Appendix, does not present fairly the:

(i) Pro forma consolidated financial performance and pro forma cash flows of the Boart Longyear Group for the years ended 31 December 2005 and 31 December 2006;

(ii) Pro forma consolidated balance sheet of the Boart Longyear Group as at 31 December 2006; and

(iii) Pro forma company balance sheet of Boart Longyear Limited as at 31 December 2006

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on the basis of the pro forma transactions and adjustments described in the Appendix, and in accordance with the recognition and measurement principles required by AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and described in the Appendix.

Subsequent Events

Subsequent to 31 December 2006 and up to the date of this report, nothing has come to our attention that would cause us to believe material transactions or events outside the ordinary course of business of the Company have occurred, other than the matters dealt with in this report or the Prospectus, which would require comment on, or adjustment to, the information contained in this report, or which would cause such information to be misleading.

Independence and Disclosures of Interests

Deloitte does not have any interest in the outcome of this issue other than the preparation of this Report, the preparation of the Review of the Directors' Forecast by Deloitte Corporate Finance Pty Limited and other services in relation to the Offer for which normal professional fees will be received. Deloitte is the auditor of the Company. Other member firms of Deloitte Touche Tohmatsu provides the Boart Longyear Group with audit and other professional services for which normal professional fees are received.

Responsibility

Deloitte has consented to the inclusion of this Investigating Accountants' Report in the Prospectus in the form and context in which it is so included, but has not authorised the issue of the Prospectus. Accordingly, Deloitte makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Prospectus.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

Steven Shirtliff
Partner

11

INDEPENDENT REVIEW OF DIRECTORS' FORECAST

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Note: This report consists of both a Financial Services Guide and a Review of Directors' Forecast

Part 1 – Financial Services Guide

9 March 2007

What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by the Directors of Boart Longyear Limited to give general financial product advice in the form of a report to be provided to you in connection with a Prospectus to be issued for shares in Boart Longyear Limited. You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

The Australian partnership of Deloitte Touche Tohmatsu is a member firm of the Deloitte Touche Tohmatsu Verein. As the Deloitte Touche Tohmatsu Verein is a Swiss Verein (association), neither it nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.

The financial product advice in our report is provided by Deloitte Corporate Finance Pty Limited and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

What financial services are we licensed to provide?

The AFSL we hold authorises us to provide the following financial services to both retail and wholesale clients:

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Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or needs. You should consider whether the general advice contained in our report is appropriate for you, having regard to your own personal objectives, financial situation or needs.

If our advice is being provided to you in connection with the acquisition or potential acquisition of a financial product issued by another party, we

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recommend you obtain and read carefully the relevant offer document provided by the issuer of the financial product. The purpose of the offer document is to help you make an informed decision about the acquisition of a financial product. The contents of the offer document will include details such as the risks, benefits and costs of acquiring the particular financial product.

How are we and our employees remunerated?
Our fees are usually determined on an hourly basis; however they may be a fixed amount or derived using another basis. We may also seek reimbursement of any out-of-pocket expenses incurred in providing the services.

Fee arrangements are agreed with the party or parties who actually engage us, and we confirm our remuneration in a written letter of engagement to the party or parties who actually engage us.

Neither Deloitte Corporate Finance Pty Limited nor its directors and officers, nor any related bodies corporate or associates and their directors and officers, receives any commissions or other benefits, except for the fees for services rendered to the party or parties who actually engage us. Our fee will also be disclosed in the relevant PDS or offer document prepared by the issuer of the financial product.

All of our employees receive a salary. Our employees are eligible for annual salary increases and bonuses based on overall performance but do not receive any commissions or other benefits arising directly from services provided to you. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits in connection with our advice.

We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Responsibility
The liability of Deloitte Corporate Finance Pty Limited is limited to the contents of this FSG and our report referred to in this FSG.

What should you do if you have a complaint?
If you have any concerns regarding our report, you may wish to advise us. Our internal complaint handling process is designed to respond to your concerns promptly and equitably. Please address your complaint in writing to:

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If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Service ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FICS at:

Financial Industry Complaints Service
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Melbourne VIC 8007
Telephone: 1300 780 808
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If your complaint relates to the professional conduct of a person who is a Chartered Accountant, you may wish to lodge a complaint in writing with the Institute of Chartered Accountants in Australia ("ICAA"). The ICAA is the professional body responsible for setting and upholding the professional, ethical and technical standards of Chartered Accountants and can be contacted at:

The Institute of Chartered Accountants
GPO Box 3921
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Specific contact details for lodging a complaint with the ICAA can be obtained from their website at http://www.icaa.org.au/about/index.cfm.

The Australian Securities and Investments Commission ("ASIC") regulates Australian companies, financial markets, financial services organisations and professionals who deal and advise in investments, superannuation, insurance, deposit taking and credit. Their website contains information on lodging complaints about companies and individual persons and sets out the types of complaints handled by ASIC. You may contact ASIC as follows:

Info line: 1 300 300 630
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Internet: http://www.asic.gov.au/asic/asic.nsf

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Part 2 – Review of Directors' Forecast

The Directors
Boart Longyear Limited
Level 25, Chifley Tower
Chifley Square
Sydney NSW 2000

9 March 2007

Dear Sirs

REVIEW OF DIRECTORS' FORECAST

Introduction

This report has been prepared at the request of the Directors of Boart Longyear Limited (the Company), for inclusion in a Prospectus to be issued by the Company. Deloitte Corporate Finance Pty Limited is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

References to the Company and other terminology used in this report have the same meaning as defined in the Glossary contained in the Prospectus.

Scope of Report

The Directors are responsible for the preparation and presentation of the forecast financial information of the Company for the year ending 31 December 2007 comprising the Directors' Pro Forma Forecast, the Directors' Statutory Forecast and the cash flows of the Company as set out in Tables 9.2.1 and 9.2.4 of the Prospectus (collectively the Directors' Forecast) and the information contained therein, including the assumptions on which they are based.

We have reviewed the Directors' Forecast together with the assumptions on which the Directors' Forecast is based as set out in Section 9.4 of the Prospectus in order to give a statement thereon to the Directors of the Company.

Our review of the Directors' Forecast has been conducted in accordance with AUS 902 "Review of Financial Reports" applicable to review engagements. Our review consisted primarily of enquiry, comparison, and analytical review procedures we considered necessary including discussions with management and Directors of the Company of the factors considered in determining their assumptions. Our procedures included examination, on a test basis, of evidence supporting the assumptions, amounts and other disclosures in the Directors' Forecast and the evaluation of accounting policies used in the Directors' Forecast.

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These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

(i) the Directors' best-estimate assumptions do not provide reasonable grounds for the preparation of the Directors' Forecast

(ii) in all material respects, the Directors' Forecast is not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards

(iii) the Directors' Forecast itself is unreasonable.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Directors' Forecast, relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Directors' Forecast is based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Prospectus and such variations may be material. We have not performed an audit and we do not express an audit opinion on the Directors' Forecast.

Directors' Forecast

The Directors' Forecast has been prepared by management and adopted by the Directors in order to provide prospective investors with a guide to the potential financial performance of the Company for the year ending 31 December 2007. There is a considerable degree of subjective judgement involved in preparing forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of the Company. The Directors' Forecast has been prepared using assumptions summarised in the Prospectus which are based on best-estimate assumptions relating to future events that management expect to occur and actions that management expect to take.

The sensitivity analysis set out in Section 9.6 of the Prospectus demonstrates the impacts on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable. Prospective investors should be aware of the material risks and uncertainties relating to an investment in the Company, which are detailed in the Prospectus, and the inherent uncertainty relating to the prospective financial information.

Accordingly prospective investors should have regard to the investment risks and sensitivities set out in Sections 6, 9.6 and 9.7 respectively of the Prospectus.

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Based on our review of the Directors' Forecast, which is not an audit, and based on an investigation of the reasonableness of the Directors' best estimate assumptions which give rise to the Directors' Forecast, nothing has come to our attention which causes us to believe that:

(i) the Directors' best-estimate assumptions, as set out in the Prospectus, do not provide reasonable grounds for the preparation of the Directors' Forecast

(ii) the Directors' Forecast is not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards

(iii) the Directors' Forecast itself is unreasonable.

Actual financial performance is likely to be different from the Directors' Forecast since anticipated events frequently do not occur as expected and the variations may be material. Accordingly, we express no opinion as to whether the Directors' Forecast will be achieved.

We disclaim any responsibility for any reliance on this statement or on the Directors' Forecast to which it relates for any other purpose than that for which it was prepared.

Independence
Deloitte Corporate Finance Pty Limited does not have any interest in the outcome of this issue other than the preparation of this Report and the Investigating Accountants' Report included in Section 10 of the Prospectus and participation in the due diligence procedures for which normal professional fees will be received.

Deloitte Touche Tohmatsu is the auditor of Company.

Responsibility
Deloitte has consented to the inclusion of this report in the Prospectus in the form and context in which it is so included, but has not authorised the issue of the Prospectus. Accordingly. Deloitte makes no representation regarding and takes no responsibility for, any other statements or material in, or omissions from, the Prospectus.

Yours faithfully

Ian Thatcher
Director

ADDITIONAL INFORMATION

12

12.1 Registration and corporate structure

The Company was registered in Victoria on 2 January 2007 as a public company limited by shares.

12.2 Share capital

As at the date of this Prospectus, the Company has only one class of shares on issue, being fully paid ordinary shares ("Shares").

12.3 The Constitution and rights attaching to Shares

12.3.1 Summary of the Constitution and Shares

The rights attaching to the Shares are:

- set out in the Constitution; and
- in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law.

The key provisions of the Constitution and the principal rights and obligations of Shareholders are summarised in this Section 12.

12.3.1.1 Voting

At a general meeting, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands (irrespective of the number of Shares they hold) (unless the Shareholder appoints more than one proxy, attorney or representative, in which case none of the proxies, attorneys or representatives is entitled to vote), and one vote on a poll for each Share held. Voting at any meeting of Shareholders is by a show of hands unless a poll is demanded. A poll may be demanded by at least five Shareholders entitled to vote on the resolution, Shareholders with at least 5% of the votes that may be cast on the resolution, or the Chairman. The Chairman does not have a casting vote, in addition to any deliberative vote, on either a show of hands or a poll.

12.3.1.2 Dividends

The Directors may from time to time determine that a dividend is payable to Shareholders out of the profits of the Group. The Directors may pay dividends as, in their judgement, the financial position of Boart Longyear justifies. The Directors may fix the amount, the time and the method of payment of the dividends.

Subject to any special rights or restrictions attaching to any shares, dividends must be paid equally on all shares and in proportion to the number of, and the amounts paid on, the shares held. Refer to Section 1.6 for further information on the dividend policy of Boart Longyear.

12.3.1.3 Issue of further Shares and other securities

Without affecting any special rights conferred on the holders of any securities and subject to any restrictions on the issue of shares or other securities imposed by the Listing Rules and the Corporations Act, any securities may be issued with preferred, deferred or other special rights or restrictions as the Directors determine.

12.3.1.4 Variation of class rights

Subject to the Corporations Act and their terms of issue, the rights attaching to any class of shares may be varied with the written consent of holders of shares with at least 75% of the votes in the class, or by a special resolution passed at a separate meeting of the holders of shares of the class. In either case, the holders of shares in a class with not less than 10% of the votes in the class of shares whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such variation or cancellation.

The creation or issue of further shares ranking equally with a class of shares already on issue is not a variation of class rights.

12.3.1.5 Transfer of Shares

Shareholders may transfer Shares by a written transfer instrument in the usual form or any form approved by the Directors or by a proper transfer affected in accordance with the ASTC Settlement Rules and ASX requirements. All transfers must comply with the Constitution, the Listing Rules, the ASTC Settlement Rules and the Corporations Act.

The Directors may refuse to register a transfer of Shares, including in circumstances where the transfer is not in registrable form, or the refusal to register the transfer is permitted by the Listing Rules or ASX. The Directors must refuse to register a transfer of Shares where required to do so by the Listing Rules.

12.3.1.6 General meeting and notices

Each Shareholder is entitled to receive notice of, attend and vote at general meetings of Boart Longyear and receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution or the Corporations Act.

12.3.1.7 Winding up

Subject to any special resolution or rights or restrictions attaching to any class or classes of shares, Shareholders will be entitled on a winding up to a share in any surplus assets of Boart Longyear in proportion to the Shares held by them.

12.3.1.8 Proportional takeover provisions
The Constitution contains provisions requiring Shareholder approval in relation to any proportional takeover bid. The provisions will lapse unless renewed by a special resolution of Shareholders in general meeting three years from the date the provisions were adopted or last renewed.

12.3.1.9 Directors – appointment and removal
The number of Directors must be such number as the Directors determine but must be not less than three and not more than 10. Directors are elected at annual general meetings of Boart Longyear. Other than a person appointed as a Managing Director or Executive Director, a Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following that Director's last election or appointment (whichever is the longer) without submitting for re-election.

The Directors may also appoint a Director to fill a casual vacancy on the Board or in addition to the existing Directors, who will then hold office until the next annual general meeting of Boart Longyear.

12.3.1.10 Directors – voting
Questions arising at a meeting of Directors will be decided by a majority of votes of the Directors present and voting. If the votes are equal on a proposed resolution, the Chairman has a casting vote in addition to the Chairman's deliberative vote unless only two of the Directors present are entitled to vote.

12.3.1.11 Directors – remuneration
The Directors are entitled to receive remuneration for their services, as the Directors decide, but the total amount paid to all Non Executive Directors for such services must not exceed in aggregate in any financial year the maximum aggregate sum as may be approved from time to time by Boart Longyear in general meeting. The current maximum aggregate sum is A$2 million per annum. No retirement benefits, apart from superannuation contributions already made, are payable to a Non Executive Director upon retirement.

The Constitution also provides for the Group to pay all reasonable expenses of Directors in attending meetings and carrying out their duties.

12.3.1.12 Directors' and officers' indemnity and insurance
Boart Longyear indemnifies each director and officer of the Group against any liability (including costs and expenses) incurred by that person in or arising out of the conduct of the business of Boart Longyear or in or arising out of the discharge of the duties of the director or officer.

Where the Directors consider it appropriate, the Group may insure a director or officer of Boart Longyear against any liability incurred by that person in or arising out of the conduct of the business of the Group or in or arising out of the discharge of the duties of the director or officer. Boart Longyear may give a former Director access to documents provided or available to Directors and other papers referred to in those documents where the Directors consider it appropriate.

12.3.1.13 Amendment
The Constitution may be amended only by a special resolution passed by at least 75% of the votes cast by Shareholders entitled to vote on the resolution. At least 28 days' written notice specifying the intention to propose the resolution must be given to Shareholders.

12.3.2 Rights attaching to Exchangeable Notes and Redeemable Notes
Each Redeemable Note will be issued by Boart Longyear Investments on the terms that it is redeemable upon allotment of Shares under the Offer at a redemption price equal to the Final Price and each Exchangeable Note will be issued by Boart Longyear Investments on the terms that it is exchangeable upon allotment of Shares under the Offer into one Share.

12.4 Employee incentive plans

12.4.1. Employee equity compensation plan

12.4.1.1 The Plan
The Company intends to adopt an equity compensation plan to assist in the attraction, motivation and retention of employees (including executive directors) within the Group (**Plan**).

The Plan will involve both:

(a) the issue of employee share options (**Options**) convertible into ordinary shares in the Company (**Shares**); and

(b) the granting of conditional rights to receive Shares (**Rights**).

Shares issued under the Plan will rank equally with the other issued Shares.

The final Plan terms will be approved by the Board before the Plan is implemented but it is anticipated that the key terms of the Plan will be as described below.

12.4.1.2 Size of Plan
When any offer is made under the Plan, the total number Shares the offer relates to plus the total number of Shares issued in the previous five years under the Plan or under any other employee incentive plan of the Company will be less than 5% of the Shares on issue at the time of the offer.

12.4.1.3 Eligibility
Under the Plan, the Company may offer either or both Options and Rights to employees within the Group from time to time as determined by the Board in its discretion and in accordance with the rules of Plan and applicable law.

12.4.1.4 Consideration for Options and Rights
Options or Rights granted to employees of the Group may be issued and granted for no consideration.

12.4.1.5 Nature of Rights and vesting of Rights
Subject to the terms of the Plan, the grant of a particular number of Rights will give the holder of a given number of Rights a conditional entitlement to exercise the Rights and have transferred to him or her an equal number of ordinary Shares. The number of Rights that will become exercisable will depend upon the extent to which the conditions to exercise are fulfilled. The Board will have a discretion under the Plan as to the terms upon which it will offer Rights under the Plan, including the conditions upon which the Rights will become exercisable.

12.4.1.6 Nature of Options and vesting of Options
An Option holder will be entitled to exercise Options granted under the Plan in respect of which all exercise conditions have been satisfied. The Board will have a discretion under the Plan as to the terms upon which it will grant Options under the Plan, including the terms upon which the Options will become exercisable.

12.4.1.7 Issue or acquisition of Shares on exercise of Options and Rights
At the discretion of the Company, Shares in respect of which a participant has exercised Options may be delivered by being issued to the participant by the Company or purchased on-market by the Company for the participant.

The Shares that are the subject of Rights will either:

(a) be issued by the Company to a custodian or acquired on-market by a custodian at the same time as the grant of Rights under the Plan or at another time determined by the Board and transferred to the holder of the Rights at the time of exercise of the Rights; or

(b) be acquired by the Company on-market for the Right holder following the exercise of Rights.

12.4.1.8 No transfer of Rights or Options
Without the prior approval of the Board, Rights and Options may not be sold, transferred, mortgaged, charged or otherwise dealt with or encumbered.

12.4.1.9 Expiry of Rights and Options
Unless the Board determines otherwise, if an Option or Right has not lapsed earlier it will lapse at the latest time at which the Option or Right may be exercised, as specified by the Board at the time of the offer.

12.4.1.10 Quotation

(a) Options will not be quoted on ASX.

(b) The Company will apply for official quotation of any Shares issued upon exercise of Options, or issued in connection with the grant of Rights, in accordance with the Listing Rules.

12.4.1.11 Ceasing employment
The Plan will contain provisions concerning:

(a) Shortening of the time available to exercise vested Options and Rights in the event of voluntary resignation of an employee of the Group.

(b) Vesting and exercise of Rights and Options not yet vested in the event that an employee ceases employment because of redundancy, death, disability or illness.

12.4.1.12 Change of control of the Company
The Plan will provide for early vesting of Rights and Options in the event of a change of control of the Company.

12.4.1.13 Other Plan terms
The Plan will also contain customary and usual terms for dealing with:

(a) changes in capital structure; and

(b) administration, variation, suspension and termination of the Plan.

12.4.1.14 Non-executive directors' fees
The Company intends to adopt a separate scheme which provides for the non-executive directors of the Company to elect to receive all or part of their directors' fees in Shares. Any Shares a director receives under these provisions will be acquired on-market by the Company for the director.

12.4.2 Other employee incentive schemes
The Board intends to implement further equity-based employee incentive schemes to assist in the attraction, motivation and retention of employees at all levels.

To the extent practicable, the Board intends to introduce plans which apply equally to its employees irrespective of the jurisdiction in which those employees are employed. Due to the differing requirements of the securities laws in the various jurisdictions in which the Group operates, the structure and timing of such plans have not yet been determined.

12.5 Material contracts

The Directors consider that there are certain contracts which are significant or material to Boart Longyear or of such a nature that an investor may wish to have particulars of them when making an assessment whether to apply for Shares. The main provisions of each contract are summarised below. These are summaries only and do not fully describe all the provisions of each contract.

12.5.1 Offer Management Agreement
On 1 March 2007, the Company, Macquarie Equity Capital Markets (in its capacity as Global Coordinator and Joint Lead Manager), Goldman Sachs JBWere Pty Limited (in its capacity as Joint Lead Manager), and UBS AG, Australia Branch (in its capacity as Joint Lead Manager), entered into the Offer Management Agreement. Under the Offer Management Agreement, the Global Coordinator has agreed to manage the Offer and the Joint Lead Managers have agreed to manage the bookbuild for the Offer and to provide settlement support for the Institutional Offer.

12.5.1.1 Fees
Under the Offer Management Agreement, the Company must pay:

(a) a global Coordinator fee of 0.61% of the gross proceeds received under the Offer to the Global Coordinator; and

(b) broker fees of 1.50% of the gross proceeds received under the Broker Firm Offer to the Global Coordinator, who will then distribute it to the relevant Brokers and Syndicate Members;

(c) a fixed management fee of 60.00% of the Fees for Distribution, to the Global Coordinator, who will then distribute it in the following proportions:

(i) 77.75% as fixed management fees to be divided equally among the Joint Lead Managers (including the Global Coordinator); and

(ii) 22.25% as fixed management fees to be divided equally among the Co-Lead Managers; and

(d) at the Global Coordinators request, a discretionary selling fee of up to 40% of Fees for Distribution to the Global Coordinator, who must then distribute it in the following proportions:

(i) 77.75% to be divided among the Joint Lead Managers (excluding the Global Coordinator) and the Co-Lead Managers, in proportion to performance (such performance to be determined by the Global Coordinator in consultation with the Company) as determined by the Global Coordinator in its absolute discretion; and

(ii) 22.25% to be divided equally among the Co-Lead Managers, in proportion to performance (such performance to be determined by the Global Coordinator in consultation with the Company) as determined by the Global Coordinator in its absolute discretion.

In this respect "Fees for Distribution" means an amount equal to 3.00% of the gross proceeds received under the Offer less the global Coordinator fee described in paragraph (a) above and less any broker fees described in paragraph (b) above.

These fees will only be payable upon successful completion of the Offer. The Company must pay, or reimburse the Joint Lead Managers, for all reasonable costs of and incidental to the Offer.

12.5.1.2 Representations, warranties and undertakings of the Company
The Offer Management Agreement contains various representations and warranties that are customary for agreements of this type, including representations and warranties made by the Company. In addition, the Offer Management Agreement contains various obligations of the Company regarding its conduct in relation to the Offer, including that it must not be involved in any activity which breaches the Constitution, the Offer Management Agreement, the Corporations Act, the Listing Rules and any other applicable laws.

The Company must also, among other things, not without the prior written consent of the Joint Lead Managers:

(a) for 180 days after the allotment of Shares under the Offer, allot or agree to allot, or indicate in any way that it may or will allot or agree to allot, any shares or other securities that are convertible or exchangeable into equity, or that represent the right to receive equity, of the Company or any member of the Group other than under the Offer, the Offer Management Agreement, an employee share plan, or a dividend reinvestment or bonus share plan described or disclosed in the Prospectus and the International Offering Circular; or

(b) amend the Prospectus, New Zealand Investment Statement or the International Offering Circular, such consent not to be unreasonably withheld.

12.5.1.3 Indemnities
The Offer Management Agreement contains the usual indemnities given by the Company in favour of the Joint Lead Managers and Co-Lead Managers and certain affiliated persons, related bodies corporate and related persons of the Joint Lead Managers and Co-Lead Managers for any loss incurred directly or indirectly arising out of or in connection with the Offer.

12.5.1.4 Termination
Each Joint Lead Manager may terminate its obligations under the Offer Management Agreement upon the occurrence of a number of events.

If any of the termination events in the paragraphs below occur before Settlement or such other time as specified in those paragraphs, a Joint Lead Manager may terminate all of its obligations under the Offer Management Agreement.

In the case of the events in the paragraphs below which are marked with an asterisk, a Joint Lead Manager may only terminate its obligations under the Offer Management Agreement if it has reasonable grounds to believe and does believe that:

(a) the event has or is likely to have a materially adverse effect on the outcome or success of the Offer or the likely price at which the Shares will trade on ASX;

(b) could give rise to a liability for the Joint Lead Manager under the Corporations Act or any applicable laws; or

(c) has or is likely to have a materially adverse effect on the willingness of institutional investors (or would in the absence of any contractual obligation have or be likely to have such a material adverse effect) to pay the Final Price.

Events

(a) **(disclosures in Prospectus)**) a statement contained in this Prospectus is misleading or deceptive, or a matter is omitted from this Prospectus (having regard to the provisions of sections 710, 711 and 716 of the Corporations Act), or this Prospectus otherwise fails to comply with the Corporations Act, the Listing Rules or other applicable laws;

(b) **(disclosures in the International Offering Circular or the Pricing Disclosure Package)** the International Offering Circular or the Pricing Disclosure Package includes:

(i) an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(ii) any forecast, expression of opinion, intention or expectation expressed in the International Offering Circular or the Pricing Disclosure Package which is not, in all material respects, fair and honest and based on reasonable assumptions, when taken as a whole;

(c) **(supplementary prospectus)** the Company issues or in the reasonable opinion of the Joint Lead Managers becomes required to issue, a supplementary prospectus or to file or register any supplementary document required by New Zealand securities laws;

(d) **(offences by Directors)** any of the following occurs:

(i) a Director of the Company is charged with an indictable offence;

(ii) any Director of the Company is disqualified from managing a corporation under the Corporations Act; or

(iii) the chairman or chief investment officer of the Company vacates his or her office;

(e) **(listing approval)** approval is refused or not granted, other that subject to customary conditions, to:

(i) the Company's admission to the official list of ASX; or

(ii) the official quotation of all of the Shares on ASX;

on or before the date the Institutional Offer opens, or if granted, the approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld;

(f) **(notifications)**) any of the following notifications are made:

(i) ASIC holding a hearing under section 739(2) of the Corporations Act or issuing an order (including an interim order) under section 739 of the Corporations Act;

(ii) an application is made by ASIC for an order under Part 9.5 of the Corporations Act in relation to the Offer or this Prospectus;

(iii) ASIC commences any inquiry, investigation or hearing under Part 3 of the *Australian Securities and Investments Commission Act 2001* (Cth) in relation to the Offer or this Prospectus;

(iv) any person gives a notice under section 733(3) of the Corporations Act or any person (other than a Joint Lead Manager) who has previously consented to the inclusion of their name or any statement in this Prospectus withdraws that consent;

(v) any person gives a notice under section 730 of the Corporations Act in relation to this Prospectus;

(g) **(NZ notifications)** any New Zealand regulatory body in respect of the Offer issues an order suspending or cancelling the issue or use of the New Zealand Investment Statement or any advertisement, or preventing the Company from issuing the New Zealand Investment Statement or any advertisement or the New Zealand Securities Commission exercises any power under Part 3 of the Securities Act 1978 (NZ) in relation to the Offer;

(h) **(withdrawal)** the Company withdraws this Prospectus, the New Zealand Investment Statement, the International Offering Circular or the Offer;

(i) **(consent)** any person whose consent to the issue of this Prospectus is required by section 720 of the Corporations Act who has previously consented to the issue of this Prospectus withdraws such consent or any person otherwise named in this Prospectus with their consent (other than a Joint Lead Manager) withdraws such consent;

(j) **(material adverse change)** any material adverse change occurs or an event occurs which is likely to give rise to a material adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Group including:

(i) any change in the earnings, prospects or forecasts of the Group from those disclosed in this Prospectus, the New Zealand Investment Statement or the International Offering Circular;

(ii) any change in the nature of the business conducted by the Group;

(iii) any change in the assets, liabilities, financial position or performance, profits or losses of the Group from those respectively disclosed in this Prospectus, the New Zealand Investment Statement or the International Offering Circular; and

(k) **(insolvency)** the Company or any member of the Group is insolvent or there is an act or omission made which may result in the Company or any member of the Group becoming insolvent;

(l) **(market fall)** the S&P/ASX 200 Index is, at the close of normal trading on ASX on any business day until Settlement, lower than 90% of the level of that index as at the last close of normal trading on ASX on:

(i) the business day immediately preceding the date of the Offer Management Agreement and remains at or below that level for at least 3 consecutive business days or until the end of the day before the Settlement Date; or

(ii) on the Institutional Offer Closing Date and remains at or below that level for at least 3 consecutive business days or until the end of the day before the Settlement Date;

(m) **(disruption in financial markets)** either of the following occurs:

(i) a general moratorium on commercial banking activities in Australia, the United States of America or the United Kingdom is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; or

(ii) trading in all securities quoted or listed on ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for one day on which that exchange is open for trading,

in either case the effect of which is such as to make it, in the reasonable judgment of the Joint Lead Managers, impractical to promote the Offer or to enforce contracts to subscribe for the Shares;

(n) *(**disclosures in due diligence report**) the due diligence report or any other information supplied by or on behalf of the Company to the Joint Lead Managers in relation to the Group or the Offer is misleading or deceptive;

(o) *(**material contracts**) any term of a material contract is varied, terminated, rescinded or altered without the prior consent of the Joint Lead Managers or any material contract is found to be void or voidable;

(p) *(**legal proceedings**) any of the following occurs:

(i) the commencement of legal proceedings against the Company or any Director of the Company;

(ii) any regulatory body commences any inquiry or public action against a Director of the Company in his or her capacity as such or announces that it intends to take any such action;

(q) *(**change of law**) there is introduced, or there is a public announcement of a proposal to introduce, a new law or government policy in Australia (including a policy of the Reserve Bank of Australia), any member state of the European Union, Canada, South Africa or the United States of America (other than a law or policy announced prior to the date of the Offer Management Agreement);

(r) *(**change in management**) a change in senior management or the Board of Directors of the Company occurs;

(s) *(**breach**) the Company fails to perform or observe any of its obligations under the Offer Management Agreement;

(t) *(**Certificate**) any Certificate given under the Offer Management Agreement by the Company is false, misleading or inaccurate;

(u) *(**representations and warranties**) a representation or warranty contained in the Offer Management Agreement on the part of the Company is not true or correct;

(v) *(**hostilities**) in respect of any one or more of the United States of America, Australia, New Zealand, any member state of the European Union, the United Kingdom, Canada, South Africa, Indonesia, North Korea, South Korea, China or Japan:

(i) hostilities not presently existing commence;

(ii) a major escalation in existing hostilities occurs;

(iii) a declaration is made of a national emergency or war;

(iv) a major terrorist act is perpetrated on any of those countries or a diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world; or

(w) *(**financial markets**) there is any adverse change or disruption to the existing financial markets, political or economic conditions of Australia, the United States of America, the United Kingdom or the international financial markets or any change in national or international political, financial or economic conditions;

(x) *(**fraud**) the Company or any of its Directors or officers (as that term is defined in the Corporations Act), engage in any fraudulent conduct or activity whether or not in connection with the Offer; or

(y) *(**Offer timetable**) an event specified in the Offer timetable is delayed for more than 2 business days.

12.5.2 Summary of debt financing arrangements

12.5.2.1 Summary of facilities

The Company has received a commitment from ABN AMRO Bank N.V (Australia Branch), National Australia Bank Limited and The Royal Bank of Scotland plc, Australia Branch ("Banks") to enter into a Subscription Agreement ("IPO Facilities Agreement") with Boart Longyear Management Pty Limited and Longyear Canada, ULC ("Initial Borrowers"), the Company and various of the Company's subsidiaries (the Initial Borrowers, the Company and such subsidiaries are together the "Guarantors") for the Banks to provide the following interest bearing debt facilities ("IPO Facilities"):

12.5.2.2 Conditions precedent

The right of the Initial Borrowers and any Guarantor which becomes a borrower under the IPO Facilities Agreement (the Initial Borrowers and such Guarantors are together the "Borrowers") to make the first and subsequent drawings under the IPO Facilities will be subject to the satisfaction of various conditions precedent which are typical of financing facilities of this type.

12.5.2.3 Use of proceeds

The IPO Facilities, in conjunction with the proceeds of the Offer (refer to Section 1.9), will be made available to the Borrowers for the following purposes:

- in the case of the Term Facilities, towards repaying a portion of the Boart Longyear Group's existing external debt, paying the costs and expenses incurred by the Company in relation to the Offer and funding general corporate requirements of the Boart Longyear Group; and
- in the case of the Revolving Facility, to fund:
  - acquisitions which comply with the acquisitions parameters set out in the IPO Facilities Agreement;
  - the working capital and capital expenditure requirements of the Boart Longyear Group;
  - general corporate requirements of the Boart Longyear Group; and
- in the case of both the Term Facilities and Revolving Facility, for any other purpose approved by the Banks.

Part of the proceeds of the Offer will be used to repay the balance of the money owing under the Boart Longyear Group's existing external debt facilities.

It is intended that Term Facility A and Term Facility B (together the "Term Facilities") as set out in Table 12.1 below will be fully drawn immediately following completion of the Offer. The Revolving Facility will be utilised to fund seasonal or inter-month working capital movements during the course of the year. Based on the forecast cash flow of the Company for the 2007 financial year, the Revolving Facility is estimated to vary between a net drawdown and a net positive cash balance. The Revolving Facility is estimated to be drawn down, net of cash balances, to a level of between US$35 million and US$45 million at the Settlement date.

Table 12.1 Summary of debt facilities

Facility	Limit (US$m)	Type of funding	Maturity date	Repayment and interest
Term Facility A	585.0	Cash advances	Three years from the date of first drawdown of the IPO Facilities	Principal repayable on the maturity date Interest payable at the end of each interest period
Term Facility B	65.0[1]	Cash advances	Five years and one day from the date of first drawdown of the IPO Facilities	Principal repayable on the maturity date Interest payable at the end of each interest period
Revolving Facility	200.0	Cash advances, bank guarantees and letters of credit	Five years from the date of first drawdown of the IPO Facilities	Principal repayable on the maturity date Interest payable at the end of each interest period

Note:
1. Funding available in Canadian dollars.

12.5.2.4 Guarantee
The IPO Facilities will be unsecured but will be guaranteed by the Guarantors. Under the terms of the IPO Facilities Agreement, certain subsidiaries of the Company will be required to become guarantors of the IPO Facilities, subject to compliance with applicable financial assistance laws in the jurisdiction of incorporation of the subsidiary.

12.5.2.5 Interest
For cash advances under the IPO Facilities, interest will be payable at a rate equal to the sum of the relevant base rate plus the relevant margin, which adjusts in accordance with the leverage ratio of the Boart Longyear Group.

The Boart Longyear Group has implemented two separate US dollar fixed to floating interest rate hedges under which the Boart Longyear Group will have US$528 million in aggregate of its interest rate exposure at IPO at a weighted average base interest rate of 4.99% pa. The first interest rate swap arrangement was effective from 5 August 2005 and has a three and a half year maturity. The second interest rate swap arrangement was effective from 20 October 2006 and has a five year maturity. The aggregate amount of interest rate exposure will reduce over the life of the respective interest rate swap arrangements.

12.5.2.6 Representations, warranties, undertakings and events of default
The IPO Facilities Agreement contains representations, warranties and undertakings from the Borrowers, the Guarantors and any subsidiaries which become guarantors of the IPO Facilities ("Obligors"). The representations, warranties and undertakings are typical of financing facilities of this type.

The IPO Facilities Agreement also contains certain undertakings and events of default typical of financing facilities of this type.

12.5.2.7 Review events
It is a review event if:

- any person obtains control (as defined in the Corporations Act) of the Company; or
- following the IPO:
  - the trading in the ordinary shares and other equity securities in the Company on the Australian Securities Exchange is suspended and that suspension continues for an uninterrupted period of more than five business days; or
  - the Company is de listed by the Australian Securities Exchange.

On the occurrence of the review event, the Company and the Banks will consult for at least 60 days to establish the impact of the review event and formulate a remedial action plan. If the review event and remedial action plan are not acceptable to the Banks, the Borrowers must repay all money outstanding under the IPO Facilities within 60 days of receiving notice that repayment is required and the Banks may immediately cancel their commitments. If the review event and remedial action are acceptable to the Banks subject to revised terms, each Obligor and the Banks will take reasonable steps to promptly implement those revised terms. However, if the revised terms have not been implemented to the satisfaction of the Banks within 60 days of the Banks notifying the Company of the revised terms, the Borrowers must repay all money outstanding under the IPO Facilities within 60 days of receiving that notice and the Banks may immediately cancel their commitments.

12.6 ASIC relief

ASIC has granted a modification of section 707 of the Corporations Act to permit, without the requirement to lodge a further disclosure document, the resale of Shares issued to Institutional Investors under the International Offering Circular and to New Zealand residents under the New Zealand Investment Statement.

12.7 ASX waivers and exemptions

ASX has approved 'in-principle' the grant of a waiver of the following rules:

- Listing Rule 7.1 in connection with the issue of securities to an underwriter of the Dividend Reinvestment Plan (refer to Section 12.8);
- Listing Rule 10.11 in connection with the issue of Shares to Paul Brunner and David McLemore upon exchange of the Exchangeable Notes (refer to Section 12.3.2);
- Listing Rule 10.11 in connection with the issue of Shares to the Non Executive Directors (refer to Section 12.10.1.1); and
- Listing Rule 10.11 in connection with the issue of Shares to Paul Brunner as described in Section 3.11.

The Company will formally apply for a waiver of these Listing Rules at the time of lodgement of its application for admission to the official list of ASX.

12.8 Dividend Reinvestment Plan

The Directors have approved and may implement a Dividend Reinvestment Plan ("DRP").

The rules of the DRP are typical of a dividend reinvestment plan operated by an ASX listed company. Shareholders who elect to participate in the DRP will be able to reinvest the dividends they are entitled to receive in Shares rather than receiving those dividends in cash. Shareholders may choose to participate in the DRP in respect of some or all of their Shares. The Board may choose to enter into underwriting arrangements from time to time for the partial or full underwriting of any shortfall in the DRP take up with respect to a particular dividend.

The DRP will commence on the date determined by the Board, and may be varied, terminated or suspended by the Board at any time, according to the rules of the DRP. As at the date of this Prospectus, the Board has not decided to commence the DRP.

A Shareholder subject to the laws of another country may not participate in the DRP until the Board is satisfied that such participation will not constitute a breach of the laws of that country or place.

A copy of the rules of the DRP will be made available by the Group to Shareholders in advance of the record date for the first dividend in respect of which the Board determines to commence the DRP. Alternatively, a copy of the rules of the DRP will be available on Boart Longyear's website at www.boartlongyear.com.

12.9 Australian taxation considerations

This is a general description of the Australian income tax consequences for investors who acquire Shares through the Retail Offer or Institutional Offer.

The taxation summary seeks to provide Australian tax resident individual Shareholders, Australian tax resident complying superannuation fund Shareholders, Australian tax resident corporate Shareholders and tax non-resident Shareholders with an overview of the relevant Australian income tax considerations associated with the payment of dividends by the Group and the future disposal of their Shares.

The Australian tax laws are complex. The summary is general in nature and is not intended to be an authoritative or complete statement of the applicable law. The individual circumstances of each investor may affect the taxation implications of the investment of that investor. Investors should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances.

Boart Longyear disclaims all liability to any investor or other party for all costs, losses, damages and liabilities that the investor or other party may suffer or incur arising from or relating to or in any way connected with the contents of this summary or the provision of this summary to the investor or any other party or the reliance on it by the investor or any other party.

Unless otherwise indicated, these comments are based on the income tax law, established interpretations of that law and understanding of the practice of the tax authority in Australia as at the date of this Prospectus. Investors should also be aware that the Australian tax rules are continuing to undergo significant change.

12.9.1 Taxation of Dividends

Dividends are paid to Shareholders from the accounting profits of Boart Longyear. Shareholders will receive credits for any Australian corporate tax that has been paid on these profits. These credits are known as 'franking credits' and they represent the extent to which a dividend is 'franked'. It is possible for a dividend to be fully or partly franked or unfranked. Where a dividend is partly franked, the franked portion is treated as fully franked and the remainder as being unfranked.

It should be noted that the definition of dividend for Australian income tax purposes is broad and can include certain capital returns and off-market share buy-backs.

12.9.1.1 Australian tax resident Shareholders – individuals

Individual Australian tax resident Shareholders will need to include dividends in their assessable income in the income year in which the dividend is paid. In addition, to the extent that the dividends are franked, then the franking credits attaching to the franked dividends must also be included in their assessable income (that is, the dividend is grossed-up). Shareholders are taxed at their prevailing marginal rate on the dividend and franking credits received.

Individual Shareholders will be entitled to a 'tax offset' equal to the amount of franking credits received. Individual Shareholders will receive a tax benefit if the franking credits attached to the dividend exceed their tax payable on the receipt of the dividend. Individual Shareholders will need to pay additional tax if the tax payable as a result of receiving the dividend exceeds the franking credits attached to the dividend. Individual Shareholders are entitled to claim a refund for any excess franking credits.

To the extent that the dividend is unfranked, there is no gross-up and Shareholders should generally be taxed at their prevailing marginal rate on the dividend received, with no tax offset.

In order for individual Shareholders to be entitled to claim the tax offset in relation to the franked dividend amount, the recipient of the dividend must be a 'qualified person'. Broadly, to be a qualified person, two tests must be satisfied, namely the 'holding period rule' and the 'related payments rule'.

In broad terms, if individual Shareholders have held the Shares at risk for at least 45 days (excluding the dates of acquisition and disposal), they are able to claim a tax offset for the amount of any franking credits attaching to the dividend.

12.9.1.2 Australian tax resident Shareholders – corporations

Dividends payable to Australian tax resident corporate Shareholders will be included in their assessable income in the income year the dividend is paid. To the extent that the dividends are franked, then the franking credits attaching to the franked dividend must also be included in assessable income (that is, the dividend is grossed-up). The corporate Shareholder may be entitled to a tax offset equal to the amount of franking credits received. This would result in the dividend being free of further company tax to the extent that it is franked. Corporate Shareholders are unable to claim refunds for excess franking offsets. However, where excess franking offsets exist, they may be converted into carry forward tax losses. A fully franked dividend should effectively be free of tax to a corporate Shareholder.

To the extent that the dividend is unfranked, there is no gross-up and corporate Shareholders should generally be taxed at the company tax rate on the dividend received, with no tax offset.

Corporate shareholders are also entitled to a franking credit in their franking accounts equal to the franking credit attaching to the dividend. Corporate shareholders can then use the credit to make frankable distributions to their shareholders.

12.9.1.3 Australian tax resident Shareholders – complying superannuation funds

In general terms, complying superannuation funds treat the receipt of a dividend in the same way as an individual.

12.9.1.4 Non-resident Shareholders – general

Generally, dividends payable to non-resident (for tax purposes) Shareholders will be subject to dividend withholding tax to the extent that they are unfranked. Australian dividend withholding tax is imposed at 30% unless a Shareholder is a resident of a country with which Australia has concluded a double taxation agreement. In these circumstances, the withholding tax is generally then limited to 15%. Unfranked dividends attributable to certain types of foreign income may also be distributed free of withholding tax.

Fully franked dividends are not subject to Australian dividend withholding tax. In certain circumstances, non-resident (for tax purposes) Shareholders may be assessable for tax on any such dividends. They should also consider the impact of dividends under their domestic tax regime.

12.9.2 Taxation of future Share disposals

12.9.2.1 Australian tax resident Shareholders – general

Australian tax resident Shareholders who trade Shares in the ordinary course of their business and/or hold their Shares on revenue account must include any gains made on the disposal of their Shares in their assessable income. Shareholders who include gains made on the disposal of their Shares in their assessable income are not assessed for capital gains tax on the disposal.

All other Shareholders will hold their Shares on capital account. These Shareholders must consider the impact of Australian capital gains tax rules on the disposal of their Shares.

A Shareholder derives a capital gain on the disposal of Shares where the capital proceeds received on disposal exceed the capital gains tax cost base of those Shares. The cost base of each Shareholder should generally be equal to the issue price of the Shares and, among other things, include any incidental costs of acquisition and non-deductible interest expenditure in acquiring the Shares.

A Shareholder incurs a capital loss on the disposal of Shares where the capital proceeds received on disposal are less than the reduced capital gains tax cost base of the Shares.

All capital gains and losses for the income year are added together to produce a net capital gain position for that income year. A net capital gain for an income year is included in the Shareholder's assessable income and is subject to taxation in Australia. A net capital loss is effectively quarantined and may generally be carried forward to the next income year to be deducted against future capital gains.

12.9.2.2 Non-resident Shareholders – general
Non-resident (for tax purposes) Shareholders who hold Shares on revenue account may need to include profits from the sale of Shares in their assessable income. Applicable double taxation agreements may provide relief from Australian taxation.

Non-resident Shareholders who do not hold Shares on revenue account may be subject to Australian capital gains tax upon disposal of their Shares where 50% or more of the company is represented by Australian real property and the shareholder owned at least 10% of the Shares at the time of disposal or for at least 12 months during the 24 months before the disposal.

12.9.2.3 Individual Shareholders – capital gains tax concession
Australian tax resident individual Shareholders may be entitled to a concession on the amount of capital gains assessed. The concession is available to individual Shareholders who hold their Shares for at least 12 months prior to disposal. The concession results in only 50% of any capital gain being assessable. Capital losses must be applied first to reduce capital gains before applying the discount capital gains tax provisions. The concession is not available to corporate Shareholders.

The capital gains tax treatment of Australian tax resident complying superannuation fund Shareholders is, in general, the same as that set out for Australian tax resident individuals, except that the capital gains tax discount is one third rather than 50%.

12.9.3 Tax File Number and Australian Business Number
You are not obliged to quote your tax file number ("TFN"), or where relevant, Australian Business Number ("ABN"), to the Company. However, if a TFN or ABN is not quoted and no exemption is applicable, tax is required to be deducted by the Company at the highest marginal rate (currently 45%) plus Medicare Levy (currently 1.5%) from certain distributions.

No withholding requirement applies in respect of fully franked dividends paid by the Company on the Shares.

12.9.4 Stamp duty
No stamp duty will be payable by successful Applicants or bidders on the issue of Shares to successful Applicants or bidders pursuant to the Offer. In addition, under current stamp duty legislation, no stamp duty would ordinarily be payable on any subsequent transfer of Shares by successful Applicants or bidders.

12.9.5 Goods and services tax
Under current Australian law, goods and services tax will not be payable in respect of any issue or transfer of Shares.

12.10 Interests of Directors, existing investors, advisors and promoters

Other than as stated in this Section 12.10 or elsewhere in this Prospectus:

- no amount has been paid or agreed to be paid and no benefit has been given or agreed to be given to a Director, or proposed Director, to induce them to become, or to qualify as, a Director;
- none of the following persons:

  (a) a Director or proposed Director;

  (b) each person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

  (c) a promoter of the Company; or

  (d) a broker to the Offer,

  holds or has held at any time in the two years before lodgement of this Prospectus with ASIC, an interest in:

  (a) the formation or promotion of the Company;

  (b) the Offer; or

  (c) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

was paid or given, or agreed to be paid or given, any amount or benefit for services provided by such person in connection with the formation or promotion of the Company or the Offer.

12.10.1 Interests of Directors
12.10.1.1 Interests in Shares
The Non-Executive Directors (and their associates) are entitled to and have noted an intention to apply for Shares in the Offer. The Company has also agreed to grant additional Shares to the Directors (or their associates) in consideration for their assistance in relation to recent acquisitions and in preparing the Company for the Offer. Those additional Shares will be granted subject to certain conditions, being:

- they will vest upon the third anniversary of the grant, subject to the Non Executive Director remaining in that capacity for that time;
- there will be a restriction upon sale until the earlier of 10 years from the grant date, the Non Executive Director ceasing to hold office or the Board's discretion; and
- certain trigger events, such as a change of control, may cause an earlier vesting.

Table 12.2: Non-Executive Directors' interests in Shares

Director	Number of Shares to be applied for under the Offer[1]	Number of additional Shares to be granted by the Company in consideration for their services[1]	Total[1]
Graham Bradley (Chairman)	1,813,472	471,503	2,284,974
Bruce Brook (Non-Executive Director)	103,627	44,042	147,669
Geoff Handley (Non-Executive Director)	51,813	31,088	82,902
Peter St George (Non-Executive Director)	207,254	69,948	277,202
David McLemore (Non-Executive Director)	–	–	800,000[2]

Note:

1. Based on the mid-point of the Indicative Price Range.
2. See Section 12.10.1.4 for further information.

In addition to the Shares set out in Table 12.2 above, Section 12.10.1.4 contains details regarding the interests of Paul Brunner and David McLemore in the Company, who are Vendors.

12.10.1.2 Remuneration

Under the Constitution, Non Executive Directors are entitled to such remuneration as is determined by the Board, which remuneration must not exceed in aggregate the maximum amount initially fixed by the Directors or such higher amount subsequently approved by the Company in general meeting. Currently, it has been determined that such remuneration will not exceed A$2 million per annum to be apportioned among the Non Executive Directors as the Board determines in its absolute discretion. The Directors acknowledge that as Boart Longyear grows, the demands on the Directors will increase and the Directors' fees will be increased commensurate with their responsibilities and workload, as determined by the Board and approved by Shareholders.

For FY2007, the base fee payable to each Non Executive Director (excluding the Chairman) is A$120,000 pa (before tax), excluding superannuation. The base fee payable to the Chairman is A$360,000 pa (before tax), excluding superannuation. Additional fees are payable to Non Executive Directors for committee memberships and are calculated at a rate of 10% of the base fee for a Non Executive Director for membership of a committee and 20% of the base fee for a Non Executive Director for chairmanship of a committee. The committee fees are not inclusive of superannuation. Non Executive Directors may elect to receive any part, or all of the annual fees (including committee fees as Shares in Company in lieu of cash). Non Executive Directors may also be reimbursed for expenses properly incurred as a Director in the course of performing their duties.

12.10.1.3 Deed of access, indemnity and insurance

The Company has entered into a deed of access, indemnity, and insurance with each Director, which confirms the Director's right of access to Board papers and documents relating to the Directors and requires the Company to indemnify the Director for liability incurred as an officer and promoter of the Company, subject to the restrictions imposed by the Corporations Act and the terms of the Constitution. The deed provides that the Company must advance to the Director reasonable costs incurred or expected to be incurred by the Director in defending certain proceedings.

The deed provides that the Company must keep a complete set of Board papers and that the Director be allowed access to, and a copy of, the Board papers in certain circumstances.

The deed requires the Company to maintain a policy of insurance which insures the Director against liability as a director and officer of the Boart Longyear Group from the date of the deed until the later of the date which is seven years after the Director ceases to hold office as a director of the Company and the date that any relevant proceedings commenced or threatened during the period of seven years after the Director ceases to hold office have been fully resolved.

12.10.1.4 Other interests of Directors

Paul Brunner

Paul Brunner (Managing Director) invested in the Boart Longyear Group alongside Advent International and Bain Capital in 2005 (refer to Section 3.2). In addition, he acquired an interest in the group as a result of the equity arrangements outlined in Section 3.11.

As part of the shareholder arrangements entered into in 2006, it was agreed that, in the event of an initial public offering, Mr Brunner would reinvest approximately 50% of his interest in the Company on an after tax basis.

In accordance with these arrangements and based on the mid-point of the Indicative Price Range, and a foreign exchange rate assumption of US$0.771: A$1.00 on the Closing Date of the Institutional Offer, Mr Brunner is expected to hold approximately 16.7 million Shares in the Company (taking into account his initial investment and assuming vesting of his equity arrangements in October 2007). These Shares are subject to the disposal restrictions set out in Section 3.11. In addition, Mr Brunner is expected to receive approximately US$24.9 million on an after tax basis net of certain investment related expenses.

Executive Service Agreement: Paul Brunner

Longyear Holdings, Inc. has entered into an executive services agreement with Paul Brunner for a three year term under which he will be entitled to receive a base salary of US$875,000 per annum. In addition to his base salary, Mr Brunner is entitled to receive an annual bonus of up to 100% of his base salary if he meets specified corporate and personal goals. He is also entitled to other cash and non-cash benefits, including a car allowance, reimbursement of tax and financial planning fees. Mr Brunner will be eligible, at the Board's discretion, to participate in the employee share plan discussed in Section 12.4.

The specified corporate and personal goals under which Mr Brunner's bonus will be determined include targets for the achievement of and exceeding the prospectus forecast.

Mr Brunner is subject to a 12 month non-compete restraint following the term of his agreement or in the event that his agreement is terminated before the end of its term, which can be extended for a further 12 months under certain circumstances.

If Mr Brunner's employment is terminated without cause, or if he terminates his employment for good reason, he is entitled to certain benefits, including:

- the payment of unpaid and accrued base salary;
- a pro-rata annual bonus for the year of termination;
- reimbursement of reasonable expenses incurred in relocating out of Utah; and
- monthly severance payments equal to his monthly base salary at the time of termination, payable for a period of 18 months.

Mr Brunner can terminate his employment for good reason if there is a material adverse change in his title, authority or duties, his base salary or annual bonus is reduced or any other material breach of his agreement. Alternatively, Longyear Holdings Inc. can terminate Mr Brunner's employment with cause in certain circumstances such as conviction of a criminal offence, breach of any duty owed to the company or if he refuses to perform the lawful directives of the board.

David McLemore

David McLemore (Non-Executive Director) also invested in the Boart Longyear Group alongside Advent International and Bain Capital in 2005. As a result of this investment Mr McLemore is expected to hold approximately 0.8 million shares in the Company following the Offering and will receive approximately US$10.8 million in after tax proceeds (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 on the Closing Date of the Institutional Offer) after taking account of certain investment related expenses. The Shares held by Mr McLemore will not be subject to disposal restrictions. However, the Shares will be subject to the standard trading restrictions applicable to the Directors.

12.10.2 Interests of existing investors
The Vendors will hold:

- approximately 674 million Redeemable Notes which will be redeemed at the Final Price shortly after completion of the Offer (refer to Section 3.2); and
- approximately 216 million Shares on Allotment following exchange of Exchangeable Notes issued at Settlement (refer to Section 1.9).

Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 at the Closing Date of the Institutional Offer, the value of the redemption proceeds that will be received by Vendors is A$1,301 million and the value of the Shares that will be held by Vendors is A$417 million. These Shares will represent approximately 14.5% of the value of the Company's issued capital after completion of the Offer (refer to Section 1.10).

12.10.2.1 Interests of Macquarie Bank
Macquarie Bank and its subsidiaries ("Macquarie") have a number of relationships with the existing shareholders and the Company:

- Macquarie is an existing shareholder. Macquarie will hold approximately A$57 million in Shares after completion of the Offer (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 at the Closing Date of the Institutional Offer), representing approximately 2.0% of the Company's issued capital (refer to Section 1.9).
- Macquarie has agreed to an escrow arrangement with the Company under which it will be restricted from dealing with the Shares until the earlier of one year after the Settlement of the Offer or three business days after the announcement of the Company's FY2007 results; and
- Macquarie is Global Coordinator and Joint Lead Manager to the Offer (refer to Section 12.5.1).

12.10.3 Interests of advisors and experts
Macquarie Equity Capital Markets has acted as Global Coordinator and Joint Lead Manager to the Offer. Goldman Sachs JBWere and UBS have acted as Joint Lead Managers to the Offer. The Company has agreed to pay Macquarie Equity Capital Markets in their capacity as Global Coordinator the amount in accordance with the Offer Management Agreement referred to in Section 12.5.1 for these services, and to distribute from this fees payable to the Joint Lead Managers and Co-Lead Managers.

The Company has entered into an agreement with Macquarie Bank and MECM under which they provide investment banking services to the Company (subject to certain exclusions) up until 8 August 2008, for which they will be entitled to receive fees in an amount to be agreed with the Company.

Allens Arthur Robinson has acted as Australian legal advisor to the Company in connection with the Offer and has performed work in relation to the Australian due diligence inquiries on legal matters. The Company has agreed to pay Allens Arthur Robinson A$850,000 (excluding GST) for such services to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its time-based charges.

Deloitte Touche Tohmatsu has prepared the Investigating Accountant's Report on Historical Financial Information included in Section 9 and has performed work in relation to the due diligence inquiries regarding historical financial information and taxation matters. The Company has agreed to pay Deloitte Touche Tohmatsu approximately A$1,328,000 (excluding GST) for such services to the date of this Prospectus. Further amounts may be paid to Deloitte Touche Tohmatsu in accordance with its time-based charges.

Deloitte Corporate Finance Pty Ltd has prepared the Independent Review of Directors' Forecasts included in Section 11 and has performed work in relation to the due diligence inquiries regarding Forecast Financial Information. The Company has agreed to pay Deloitte Corporate Finance Pty Ltd approximately A$1,421,000 (excluding GST) for such services to the date of this Prospectus. Further amounts may be paid to Deloitte Corporate Finance Pty Ltd for due diligence services in relation to the acquisition of Connors, Grimwood Davies and KWL ($1,086,000).

The interests of Co-Lead Managers are provided in the summary of the Offer Management Agreement in Section 12.5.1.

12.11 Consents and disclaimers of responsibility

Written consents have been given and, at the time of lodgement of this Prospectus with ASIC, had not been withdrawn by the following parties:

- Macquarie Equity Capital Markets has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Global Coordinator and Joint Lead Manager to the Offer in the form and context in which it is named;
- Goldman Sachs JBWere Pty Ltd and UBS have given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, their written consent to be named in this Prospectus as Joint Lead Manager to the Offer in the form and context in which they are named;
- ABN AMRO Rothschild, Credit Suisse (Australia) Limited and JP Morgan Australia Limited have given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, their written consent to be named in this Prospectus as Co-Lead Managers to the Offer in the form and context in which they are named;
- Allens Arthur Robinson has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus in the form and context in which it is named;
- Deloitte Touche Tohmatsu has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to the inclusion of its Investigating Accountant's Report on Historical Financial Information included in Section 8 and to be named in this Prospectus in the form and context in which it is named;
- Deloitte Corporate Finance Pty Ltd has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to the inclusion of its Independent Review of Directors' Forecast included in Section 11 and to be named in this Prospectus in the form and context in which it is named; and
- Metal Economics Group has given, and not withdrawn prior to lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus in the form and context in which it is named.

No entity referred to above has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, except as stated above. Each of the persons referred to above expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus. This applies to the maximum extent permitted by law and does not apply to any matter to the extent to which consent is given above. None of the advisors or experts referred to above has caused or authorised the issue of this Prospectus.

12.12 Costs of the Offer

If the Offer proceeds, the total estimated costs in connection with the Offer (including advisory, legal, accounting, tax, stamp duty, listing and administrative fees, as well as printing, advertising and other expenses) are currently estimated to be approximately A$93 million (based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.771:A$1.00 at the Closing Date of the Institutional Offer). This amount will be paid by the Company from funds raised under the Offer.

12.13 Litigation and claims

So far as the Directors are aware, there are no current or threatened civil litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions of a material nature in which Boart Longyear is directly or indirectly concerned which may have a material adverse affect on the business or financial position of the Group.

The Company and its external consultants are currently investigating conduct involving employee misappropriation within the Company's Russian operations. While this investigation is still underway, based on the investigation to date and the amounts involved, the Directors do not believe this matter will have a material adverse effect on the business or financial results of the Group.

Additionally, in connection with such investigation, the Company and its external consultants are also investigating certain entertainment expenses, gifts and monetary payments made at the direction of persons under investigation in the Russian operation to employees of customers. Such payments could violate various national anti-bribery or other laws or regulations. Funds for such payments appear to have passed through foreign banks to an intermediary, which could constitute a violation of applicable money-laundering and other laws. A manager in the Russian operation has been terminated for violating Company procedures; other employees are being investigated. The investigation is continuing and, at this stage, no determination has been made regarding the nature or extent of any liability.

12.14 Governing law

This Prospectus and the contracts that arise from the acceptance of the Applications and bids under this Prospectus are governed by the law applicable in New South Wales and each Applicant and bidder submits to the exclusive jurisdiction of the courts of New South Wales.

12.15 ASX admission and quotation

The Company will apply, within seven days of the date of this Prospectus, to ASX for admission to the official list of ASX and for official quotation of the Shares on the market operated by ASX.

Quotation of the Shares on ASX is expected to occur initially on a conditional and deferred settlement basis on or about 5 April 2007.

12.16 Appendix containing additional financial information

Investors should note that a separate Appendix dated the date of this Prospectus has been prepared and lodged with ASIC. The Appendix contains detailed pro forma historical financial information about the Company and information regarding the accounting policies adopted in connection with the preparation of that pro forma historical financial information.

The Appendix expands on the pro forma historical financial information included within this Prospectus. The Company believes that the information in the Appendix is primarily of interest to professional analysts or advisors, or investors with similar specialist information needs. If you consider that the information in the Appendix may assist you in making your investment decision, you may obtain a copy of the Appendix free of charge by calling the Boart Longyear Offer Information Line on 1800 781 633 or +61 2 8280 7488.

The Appendix is taken to be included in this Prospectus in accordance with Section 712 of the Corporations Act.

12.17 Statement of Directors

The issue of this Prospectus has been authorised by each of the Directors. Each Director has consented to the lodgement of this Prospectus with ASIC and its issue, and has not withdrawn that consent.

GLOSSARY 13

A$	means Australian dollars.
AASB	means the Australian Accounting Standards Board.
ABN	means Australian Business Number.
Accounting Acquirer	means LGHI as set out in Section 8.2.5.
ACN	means Australian Company Number.
Acquired Businesses	means North West Drilling, Prosonic, Grimwood Davies, KWL, Connors and Diamond Drilling.
Advent International	means certain funds affiliated with Advent International Corporation.
AIFRS	means Australian equivalents of International Financial Reporting Standards.
Anglo American	means Anglo American plc.
Applicant	means a person who submits a valid Application Form pursuant to this Prospectus.
Application	means an application to subscribe for Shares under this Prospectus.
Application Form	means an application form attached to or accompanying this Prospectus.
Application Monies	means the amount accompanying an Application Form submitted by an Applicant.
ASIC	means the Australian Securities and Investments Commission.
ASTC	means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).
ASTC Settlement Rules	means the ASTC Settlement Rules issued by ASTC.
ASX	means ASX Limited (ABN 98 008 624 691).
Bain Capital	means Bain BL Holdings, L.P., an investment vehicle affiliated with Bain Capital LLC.
Board	means the board of Directors.
Boart Longyear or **Boart Longyear Group** or **Company** or **Group**	means Boart Longyear Limited (ACN 123 052 728) and its subsidiaries or its predecessors, being the Boart Longyear division of Anglo American plc from 1 January 2005 to 29 July 2005, LGHI from 30 July 2005 to 9 October 2006 and RSHI from 10 October 2006 until 11 April 2007 and their subsidiaries.
Boart Longyear Businesses	means the businesses described in Section 5.1.
Boart Longyear Offer Information Lines	means the telephone line to enquire about the Offer, being 1800 781 633 or +61 2 8280 7488.
Boart Longyear Investments	means Boart Longyear Investments Pty Ltd (ACN 124 070 373), a wholly owned subsidiary of the Company.
Broker	means Participating Organisation, and includes each Syndicate Member.
Broker Firm Applicants	means persons offered a firm allocation of Shares by their Broker.

Broker Firm Offer	means the invitation under this Prospectus to Australian resident Retail Investor clients of Brokers who have received a firm allocation of Shares from their Broker, as described in Section 3.7.1.
C$	means Canadian dollars
CEO	means Chief Executive Officer.
CFO	means Chief Financial Officer.
CHESS	means the Clearing House Electronic Sub-register System, operated by ASTC.
Closing Date	means the date on which the Offer closes, being 28 March 2007 in respect of the Retail Offer or 3 April 2007 in respect of the Institutional Offer. These dates may be varied (e.g. brought forward) without prior notice by the Company and the Global Coordinator, in consultation with the Joint Lead Managers.
Co-Lead Managers	means collectively ABN AMRO Rothschild, Credit Suisse (Australia) Limited and JP Morgan Australia Limited.
Company	means Boart Longyear.
Connors	means Connors SA and Connors Argentina SA.
Consolidated Income Statement	means the income statement of the Group.
Consortium	means the consortium of institutional equity investors which contributed equity to the vehicles that acquired an interest in Longyear Global Holdings Inc.
Constitution	means the constitution of the Company.
COO	means Chief Operating Officer.
Corporations Act	means the Corporations Act 2001 (Cth).
Deloitte Touche Tohmatsu	means Deloitte Touche Tohmatsu (ABN 74 490 121 060).
Directors	means the directors of the Company.
Directors' Forecast	means the Directors' Pro Forma Forecast and the Directors' Statutory Forecast.
Directors' Pro Forma Forecast	means the pro forma forecast consolidated income statement and pro forma forecast capital expenditure for FY2007, as set out in Section 9.
Directors' Statutory Forecast	means the statutory forecast consolidated income statement for FY2007, as set out in Section 9.
DrillCorp	means Drillcorp Ltd.
DRP	means the dividend reinvestment plan as described in Section 12.8.
EBIT	means earnings before interest and Group tax.
EBITA	means earnings before interest, Group tax and amortisation.
EBITDA	means earnings before interest, Group tax, depreciation and amortisation.
EHS	means Environment, Health and Safety.

Energy Industry	means exploration drilling for the energy industry including the oil sand, oil shale, gas, coal exploration and coal bed methane segments and pre-collaring or casing of gas wells.
Environmental & Infrastructure Industry	means exploration drilling for the environmental, water, construction and geotechnical industries.
ESOP	means Executive Share Option Plan.
Exchangable Notes	means exchangable notes to be issued by Boart Longyear Investments to the Vendors.
Exposure Period	means the period from 1 March 2007 ending on 11 March 2007.
Final Price	means the price which successful bidders and Applicants will pay for Shares under the Offer, as described in Section 3.8.3.
Forecast or **Estimate**	means Management's best estimate.
Forecast Financial Information	means the statutory or pro forma forecast financial information for the Forecast Period set out in Section 9.
Forecast Period	means the 12 months ending 31 December 2007.
FY	means the financial year ended or ending 31 December (as the context requires).
General Offer	means the offer to Australian and New Zealand resident Retail Investors who are not Broker Firm Applicants or Priority Offer Applicants.
General Offer Applicant	means an Applicant in the General Offer.
Global Coordinator, MECM or Macquarie Equity Capital Markets	means Macquarie Equity Capital Markets Limited (ACN 001 374 572).
Grimwood Davies	means Grimwood Davies Pty Ltd.
GST	means goods and services tax.
HIN	means Holder Identification Number.
Historical Financial Information	means the historical financial information for the Historical Periods as set out in Section 8.
Historical Periods	means FY2005 and FY2006.
Indicative Price Range	means the indicative price range for the Institutional Offer as specified in Section 3.8.2.
Institutional Investor	means an investor to whom offers or invitations in respect of Shares can be made without the need for a lodged prospectus or other formality, including in Australia persons to whom offers or invitations in respect of Shares can be made without the need for a lodged prospectus under section 708 of the Corporations Act.
Institutional Offer	means the invitation to Institutional Investors in Australia and a number of overseas jurisdictions and is made pursuant to this Prospectus and, where applicable, the International Offering Circular, as described in Section 3.6.

International Offering Circular	means the international offering circular under which the Institutional Offer will be made in certain overseas jurisdictions.
Joint Lead Managers	means MECM, Goldman Sachs JBWere Pty Ltd and UBS AG, Australia Branch.
Juniors	means as per the description in Section 4.2.1.4.
KWL	means the business and assets of KWL Drillrig Engineering Pty Ltd.
LGHI	means Longyear Global Holdings, Inc.
Listing	means the Company being included on the official list of ASX.
Listing Rules	means the listing rules of ASX.
Macquarie Bank	means Macquarie Bank Limited (ACN 008 583 542).
Macquarie European Investments	means Macquarie European Investments Pty Limited
Majors	has the meaning given in Section 4.2.1.4.
Management	means the Senior Management Team.
Management Investors	means those members of the Senior Management Team who currently have an equity interest in the Company and will continue to own shares in the Company following the Offer.
Minerals Drilling Industry	means exploration drilling conducted during the exploration, development, production or mine closure stage of mining operations.
New Zealand Investment Statement	means the investment statement prepared in connection with the Offer which complies with the Securities Act 1978 (NZ) and the Securities Regulation 1983 (NZ).
Non Executive Director	means a non-executive Director of the Company.
North America	means the United States and Canada.
North West Drilling	means North West Drilling Pty Ltd.
NPAT	means net profit after Group tax.
Offer	means the Retail Offer and the Institutional Offer.
Offer Management Agreement	means the offer management agreement between the Company and the Joint Lead Managers, as described in Section 12.5.1.
Offer Period	means the period during which the Retail Offer is open for receipt of Applications, being Monday, 12 March 2007 to Wednesday, 28 March 2007 unless varied.
Participating Organisation	means a participating organisation of the ASX.
Priority Offer Applicants	means an Applicant under the Priority Offer.
Priority Offer	means the invitation under this Prospectus to Australian and New Zealand resident Retail Investors by Boart Longyear, as described in Section 3.7.2.
Prosonic	means Prosonic Corporation.
Prospectus	means this prospectus, being a prospectus for the purpose of Chapter 6D of the Corporations Act.

QIB	means a qualified institutional buyer as defined in Rule 144A of the US Securities Act.
Redeemable Notes	means redeemable notes issued by Boart Longyear Investments to the Vendor.
Registry	means Link Market Services Limited (ABN 54 083 214 537).
Regulation D	means Regulation D promulgated under the US Securities Act.
Regulation S	means Regulation S promulgated under the US Securities Act.
Retail Investor	means an investor who is not an Institutional Investor.
Retail Offer	means the Broker Firm Offer, Priority Offer and the General Offer.
RSHI	means Resources Services Holdco, Inc.
Rule 144A	means Rule 144A promulgated under the US Securities Act.
Section	means a section of this Prospectus.
Senior Management Team	means the CEO, COO, CFO and the senior management team of Boart Longyear.
Settlement	means the date on which the Shares issued under the Offer are allocated to successful Applicants.
Share	means a fully paid ordinary share in the Company.
Shareholder	means a registered holder of a Share.
Subsidiary	has the meaning given in the Corporations Act, including wholly owned and joint venture subsidiaries.
SRN	means Securityholder Reference Number.
Syndicate Members	means the Global Coordinator, the Joint Lead Managers and the Co-Lead Managers.
TFN	means Tax File Number.
UK GAAP	means generally accepted accounting principles in the United Kingdom.
United States or **US**	means United States of America.
US$	means United States dollars.
US Persons	has the meaning given by Regulation S.
US Securities Act	means the United States Securities Act of 1933, as amended.
Vendors	means the Consortium, Advent International, Bain Capital, Management Investors and David McLemore.

CORPORATE DIRECTORY

Directors of Boart Longyear Limited
Graham Bradley (Chairman)
Paul Brunner (Chief Executive Officer)
Bruce Brook (Non-Executive Director)
Geoff Handley (Non-Executive Director)
David McLemore (Non-Executive Director)
Peter St George (Non-Executive Director)

Company Secretary
Fabrizio Rasetti

Registered Office
Level 24, Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia

Boart Longyear Website
www.boartlongyear.com

Boart Longyear Share Offer Website
www.boartlongyearshareoffer.com

Boart Longyear Offer Information Line
1800 781 636 or +61 2 8280 7488

Auditor to Boart Longyear
Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000

Investigating Accountant
Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000

Registry
Link Market Services Ltd
Level 12
680 George Street
Sydney NSW 2000

Global Coordinator
Macquarie Equity Capital Markets Limited
Level 9
No. 1 Martin Place
Sydney NSW 2000

Joint Lead Managers
Macquarie Equity Capital Markets Limited
Level 9
No. 1 Martin Place
Sydney NSW 2000

Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

UBS AG, Australia Branch
Level 16, Chifley Tower
2 Chifley Square
Sydney NSW 2000

Co-Lead Managers
ABN AMRO Rothschild
ABN AMRO Tower
88 Phillip Street
Sydney NSW 2000

Credit Suisse (Australia) Limited
Gateway
1 Macquarie Place
Sydney NSW 2000

JP Morgan Australia Limited
Grosvenor Place
225 George Street
Sydney NSW 2000

Legal Advisors to the Offer
Allens Arthur Robinson
Level 28
Deutsche Bank Place
Corner of Hunter and Phillip Streets
Sydney NSW 2000

BOART LONGYEAR

www.boartlongyear.com

www.boartlongyearshareoffer.com

RECEIVED

205 page 1/1 1 July 98

ASIC registered agent number 268
Lodging party or agent name *Allens Arthur Robinson Corporate Advisory Pty Ltd.*
office level building name or PO Box no
street number & name
Suburb/city
Telephone
facsimile
DX number
Reference 205771041 ixhs

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
023698305

ASS. CASH PROC REG-A REG-P

Australian Securities & Investments Commission

form **205**

Notification of
resolution

Corporations Act 2001
Regulations 1.0.12

RECEIVED 14 MAR 2007 ASIC

Company name BOART LONGYEAR LIMITED
A.C.N. 123 052 728

Subject(s) of the resolution
(tick boxes which apply)

157(2)	change of company name	☐	A
162(3)	change from public company to proprietary company	☐	B
162(3)	change from proprietary company to public company	☐	C
162(3)	change from no-liability company to company limited by shares	☐	F
162(3)	change from limited company to unlimited company	☐	G
162(3)	change from unlimited company to limited company	☐	H
162(3)	change from company limited by guarantee to company limited by shares	☐	AA
1416	change from company limited by both shares & guarantee to company limited by shares	☐	AB
1416	change from company limited by both shares & guarantee to company limited by guarantees	☐	AC
162(3)	change from limited (mining) company to a no-liability company	☐	X
136(5)	alteration of constitution	☒	J
491(1)	voluntary winding up by members	☐	L
491(1)	voluntary winding up by creditors	☐	M
461(2)	company resolved to be wound up by Court	☐	AD
238(1A)	assignment of office of dir in public coy	☐	AE
506(1B)	powers & duties of liquidator (voluntary)	☐	AF
507(11)	company's arrangement with liquidator	☐	AG
510(1A)	binding arrangements on company/ creditors	☐	AH
	other	☐	R

section number:

brief description:

Details of the resolution (tick the appropriate box & provide details)

date (d/m/y): 28/02/2007

The resolution ☒ set out below
☐ in the attached annexure marked ' (show mark A, B etc), was passed or agreed to (as applicable) in accordance with the Corporations Act.

The resolution

THAT the constitution marked "A" and signed for identification purposes by Nicholas Spalding Atkins is adopted as the Company's constitution in substitution for and to the exclusion of the current constitution.

For change in company name

Is the proposed name identical to a registered business name(s)? ☐ Yes ☐ No

If Yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Signature

print name IAN BRIAN HOPKINS capacity SECRETARY

sign here [signature] date 13 / 03 / 2007

Commonwealth Bank

CommSec

Level 4
48 Martin Place
Sydney NSW 2000
Australia

PO Box 2719
Sydney NSW 1155
DX 1020 Sydney (2058 716)

Telephone (02) 9378 2578
Facsimile (02) 9378 2481

Jeanmaree Furtado
Executive Manager, Syndications
Equity Capital Markets

LU:26007201

March 18, 2007

Australian Securities and Investments Commission
NSW Regional Office
Level 18, 1 Martin Place
Sydney 2000

COMMONWEALTH SECURITIES DEALER PERSONALISED ONLINE APPLICATION FOR THE BOART LONGYEAR SHARE OFFER.

To the Australian Securities and Investments Commission

A Prospectus for the Boart Longyear Share Offer has been lodged with the Australian Securities and Investments Commission (ASIC) on 1 March 2007. By arrangement with the issuer Commonwealth Securities Limited (a licensed dealer) will be issuing online dealer personalised application forms. Pursuant to class order 00/44 we provide you with the following information:

- The Internet address through which the online application form will be made available
- A paper copy of the online application; and
- An electronic copy of the online application.

> INTERNET ADDRESS

The online application is accessible through the client access area of the Commonwealth Securities internet site www.commsec.com.au. If ASIC wishes to view the online application form, please use the login name and password below.

Account Number: 318378
Password: win2k

> PAPER PRINT OUT OF ONLINE APPLICATION

Please find attached a complete and unaltered print out of the online application.

> ELECTRONIC COPY OF ONLINE APPLICATION

Please find attached a disk containing a complete and unaltered electronic copy of the online application.

If you have any queries, please contact myself on (02) 9378 2578.

Yours sincerely

Jeanmaree Furtado
Executive Manager, Syndications
Equity Capital Markets
Commonwealth Securities Limited

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Boart Longyear Share Offer
Welcome to CommSec's Share Offer website.
Boart Longyear Limited ("Boart Longyear") has announced an initial public offering of ordinary shares. On 9 March 2007, Boart Longyear lodged a replacement prospectus ("Prospectus") with the Australian Securities and Investments Commission ("ASIC") in relation to the initial public offering of ordinary shares. The Prospectus replaces the prospectus that was lodged with ASIC on 1 March 2007.
You are required to confirm your place of residence before proceeding on this website
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© 2001 Commonwealth Securities Limited ABN 60 067 254 399.
This site is directed to and available for Australian residents only.


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Disclaimer
Due to legal restrictions, this website is only available to residents of Australia from within Australia. In order to access this website, you must provide the State / Territory and postcode of your registered address within Australia.
By proceeding, you confirm that you are a resident of Australia accessing this website from within Australia and you represent, warrant and agree that:
a) you are not a "U.S. person" (as defined in Regulation S under the United States Securities Act of 1933, as amended) nor are you acting for the account of or benefit of a U.S. person; and
b) the State / Territory and postcode provided by you for your registered address in Australia are true and accurate.
Please enter your state and post code of residence.
The State / Territory of my residential or registered address in Australia is:
- Choose a State -
The postcode of my residential or registered address in Australia is:

Commonwealth Bank **CommSec**



By proceeding, you confirm that you are a resident of Australia accessing this website from within Australia and you represent, warrant and agree that:

a) you are not a "U.S. person" (as defined in Regulation S under the United States Securities Act of 1933, as amended) nor are you acting for the account of or benefit of a U.S. person; and
b) the State / Territory and postcode provided by you for your registered address in Australia are true and accurate.

Please enter your state and post code of residence.

The State / Territory of my residential or registered address in Australia is

- Choose a State -

The postcode of my residential or registered address in Australia is

I do not accept these conditions | I accept these conditions

© 2001 Commonwealth Securities Limited ABN 60 067 254 399.
This site is directed to and available for Australian residents only.



Residency Verification Confirmation

Please confirm that the State / Territory and postcode details you have entered are correct:

The State / Territory of my registered address in Australia is.

New South Wales

The postcode of my registered address in Australia is

2000

Make Changes | My Details Are Correct

© 2001 Commonwealth Securities Limited ABN 60 067 254 399.
This site is directed to and available for Australian residents only.

Commonwealth Bank **CommSec**

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Important Notice

BEFORE DOWNLOADING, PRINTING OR VIEWING THE PROSPECTUS, YOU MUST CAREFULLY READ THE TERMS SET OUT IN THIS NOTICE

TERMS

The Prospectus is an important document that should be read in its entirety before applying. If you have any doubts as to how to deal with it, you should consult your legal, financial or other professional adviser.

By accessing the Prospectus (by clicking on the 'I Agree' link below) you acknowledge that you have read and accept the terms set out in this notice.

TIMETABLE

The timetable is indicative only. The key indicative dates and times for the Offer are set out below. Boart Longyear and the Global Coordinator, in consultation with the Joint Lead Managers, reserve the right to vary the dates and times of the Offer, including to close the Offer early, or withdraw the Offer, to extend the Closing Date or accept late applications, either generally or in particular cases, without notifying any recipient of the Prospectus or any Applicants. Investors are encouraged to submit their Applications as soon as possible after the opening of the Offer as the Offer may close at any time without notice. All times and dates in the Prospectus refer to Sydney time.

Retail offer opens	12 March 2007
Retail Offer closes	28 March 2007
Shares expected to commence trading on ASX (on conditional and deferred settlement basis)	5 April 2007
Allotment of Shares	12 April 2007
Expected date for dispatch of holding statements	12 April 2007
Shares commence trading on ASX (on normal settlement basis)	16 April 2007

LODGEMENT OF THE PROSPECTUS WITH ASIC

A copy of the Prospectus, accessible on this website, has been lodged with the Australian Securities and Investments Commission (ASIC). The Prospectus is dated 9 March 2007, which is the date of lodgement of the Prospectus with ASIC.

An Appendix to the Prospectus has been lodged with ASIC on 9 March 2007. To obtain a copy of the Appendix, please call the Boart Longyear Offer information line on 1800 781 633 or +61 2 8280 7488

APPLICATIONS

Applications for shares under the Prospectus will not be accepted by Boart Longyear during the period from 1 March 2007 until 11 March 2007 (inclusive) (Exposure Period).

Application Forms will only be made available when accompanied by a copy of the Prospectus, following the end of the Exposure Period. Applications for shares under the Offer may only be made on the Application Form attached to or accompanying the Prospectus (including a printed copy of an electronic Application Form distributed together with the electronic copy of the Prospectus following the end of the Exposure Period). A paper copy of the Prospectus and any

Commonwealth Bank CommSec

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copy of an electronic Application Form distributed together with the electronic copy of the Prospectus following the end of the Exposure Period). A paper copy of the Prospectus and any supplementary offer materials will be provided to you, at no charge, upon request, by telephoning CommSec on 13 15 19. Under the Corporations Act 2001, ordinary shares under the Offer may only be issued if Boart Longyear has reasonable grounds to believe that the Application Form was included in, or accompanied by the Prospectus when the Application Form was distributed

WARNINGS

The Prospectus and other information provided on CommSec's website are available to residents of Australia accessing this website from within Australia only.

If you are accessing this site from anywhere outside Australia DO NOT download, print or view the Prospectus accessible through this web page. By accessing the Prospectus, you acknowledge and confirm that you are a resident of Australia accessing this website from within Australia.

The distribution of this Prospectus outside Australia may be restricted by law and persons in such jurisdictions who come into possession of this Prospectus should observe any such restrictions and should seek advice on such restrictions. Any non-compliance with such restrictions may contravene applicable securities laws. This Prospectus does not constitute an offer or an invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register the shares or otherwise permit an offering of the shares in any jurisdiction outside of Australia.

The Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")). The securities in the offering have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Accordingly, the ordinary shares of Boart Longyear may not be offered, sold,

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will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Accordingly, the ordinary shares of Boart Longyear may not be offered, sold, pledged or resold in the United States or to, or for the account or benefit of, any U.S. person, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. The ordinary shares of Boart Longyear are being offered outside of the United States to non-U.S. persons in offshore transactions pursuant to Regulation S under the U.S. Securities Act

Any offer, sale or resale of the shares in the United States or to a U.S. person by a dealer (whether or not participating in the Offer) may violate the registration requirements of the U.S. Securities Act if made prior to 40 days after the date on which the shares are allocated under the Offer.

INSTRUCTIONS

Subject to the terms contained in this notice, an electronic copy of the Prospectus may be viewed or downloaded by following the instructions set out below.

The Prospectus may be viewed in full with a separate link to the application form, which will be available for download/access only during the Offer Period

The full Prospectus has approximately 172 pages. The electronic copy of the full Prospectus is in Adobe Portable Document Format (PDF). The size of the full Prospectus is 8.2 MB. You should ensure that any copy you view or print is complete. Boart Longyear is not liable for any loss incurred from accessing or relying on the Prospectus including but not limited to data corruption on download

ACKNOWLEDGEMENT

Commonwealth Bank CommSec



ACKNOWLEDGEMENT

The information on this website is provided for informational purposes only and is subject to change without notice. Nothing contained on this website or in the Prospectus constitutes investment, legal, accounting, business, tax or other advice, nor is it to be relied on in making an investment in shares of Boart Longyear. In particular, the information on this website and in the Prospectus does not take into account your investment objectives, financial situation or particular needs. In making an investment decision, you must rely on your own examination of Boart Longyear, the shares and the terms of the Offer, including the merits and risks involved. You should consult your own attorney, business adviser and tax adviser as to legal, business or tax advice.

By proceeding, I understand and agree with the foregoing statements, and I confirm that I am a resident of Australia accessing this website from Australia. I represent, warrant and agree that I am not a U.S. person, a resident of the United states or currently located in the United States, nor am I acting for the account or benefit of any person in the United States, a U.S person or any other person residing outside of Australia or New Zealand, and that I will not make a copy of the Prospectus available to, or distribute a copy of the Prospectus to, any such non-Australian resident person.

To agree to the terms contained in this notice click the 'I Agree' button below.

I Agree | I Disagree



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Boart Longyear Initial Public Offer

BOART LONGYEAR

Overview

Boart Longyear is the number one drilling services provider to the Minerals industry in the key markets of Australia, Canada and the United States as well as globally (with a global market share of approximately 17%). Boart Longyear is also a leader in the manufacture and sale of products for the surface mineral exploration and underground mineral production drilling markets. Boart Longyear's market leading positions reflect its strengths including drilling capabilities, technical expertise, experience, technological innovation, logistics capabilities and outstanding safety track record

The Offer is an initial public offering of 1,262 million to 1,278 million Shares, based on the Indicative Price Range of $1.76 - $2.10 per Share[1], to raise $2,249 million - $2,660 million. The proceeds of the Offer will be used to fund the redemption of securities held by the Vendors, reduce Company debt levels and fund the costs of the Offer.

The minimum investment amount is $2,000 worth of Shares and in multiples of $500 thereafter.

Risks

There are a number of factors, both specific to Boart Longyear and the industry in which it operates and of a general nature to the business

Commonwealth Bank CommSec

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There are a number of factors, both specific to Boart Longyear and the industry in which it operates and of a general nature to the business and economic climate, which may either individually or in combination, affect the future operating and financial performance of Boart Longyear, its prospects, its investment returns and the value of the Shares. These risks include, but are not limited to, the risks set out in Section 6 of the Prospectus.

Allocation Policy

CommSec has an allocation of Shares for CommSec clients who are Australian residents

If CommSec receives applications for more Shares than it has available to allocate then it will take the following matters into consideration in determining your allocation:

- Early submission and payment of your online application.
- Pre-registration of interest through our online IPO centre.
- If you are CHESS sponsored by CommSec.
- Previous participation in IPOs through CommSec, including stability of holdings.

If your application is scaled back, you will be refunded the portion of your application that is scaled back. If payment for your application is received after we stop accepting applications, your application will not be processed and your money will be refunded. Please note that we will only accept one application per account holder. CommSec may close the Offer of Shares from its allocation at any time after 12 March 2007 and no later than 28 March 2007.

1. The Indicative Price Range is indicative only. The Final Price may be set above, within or below the Indicative Price Range. The market value of shares may be less than the Final Price on the date the shares are allotted and/or may trade lower after allotment.

Disclaimer

Capitalised terms in this webpage have equal meaning to the capitalised terms in the Prospectus. Unless indicated otherwise, any amounts stated herein are expressed in AUD.

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Commonwealth Securities Limited, ABN 60 067 254 399 (CommSec) is a wholly owned but non-guaranteed subsidiary of the Commonwealth Bank of Australia ABN 48 123 123 124 (Commonwealth Bank) and a Participant of the ASX Group.

The information contained in this webpage should not be taken as a recommendation to invest in the Company. The information has been prepared for general information only and not having regard to a particular person's investment needs, objectives and financial situation. Before making a decision you should consider, with or without the assistance of a financial adviser, whether an investment in the Company is appropriate in light of your particular investment needs, objectives and circumstances.

This webpage is not an offer webpage. The terms of the Offer are set out in the Boart Longyear Limited Prospectus dated 9 March 2007 (the Prospectus). We recommend that you read the Prospectus before deciding whether to invest. Applications to invest can only be made on an application form attached to or accompanying the Prospectus. A decision to subscribe for Shares should be made on the basis of the information in the Prospectus. You may obtain a Prospectus free of charge by calling CommSec on 13 15 19 or by downloading it from this website.

In receiving this webpage you represent and warrant that you will not distribute this webpage to any person outside of Australia. In particular, the Company's Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. Person" as defined in Regulation S under the US Securities Act. The Issuer has not and will not be registered under the US Investment Company Act. In addition, until 40 days after the commencement of the Offer, an offer or sale of the Company's Shares within the United States by any dealer that is not participating in the Offer may violate the registration requirement of the Securities Act

This webpage has been issued by Commonwealth Securities Limited (CommSec) for its clients, and is not to be relied upon by anyone else. We believe that the information herein is correct and any opinions, conclusions or recommendations contained in this webpage are reasonably held or made as at the time of its compilation, but we make no warranty as to the accuracy, reliability or completeness of that information. CommSec has not independently verified the information given in this webpage. Except to the extent that any liability under any law cannot be excluded, no liability for any loss or damage which may be suffered by any person, directly or indirectly, through relying upon any information or statement in this webpage is accepted by the Commonwealth Bank of Australia ABN 48 123 123 124 or CommSec ABN 60 067 254 399 or any of their directors, employees or agents, whether that loss or damage is caused by any fault or negligence on their part or otherwise. Commonwealth Bank and its subsidiaries do not guarantee the obligations or performance of CommSec or the products or services offered.

Disclosure of Fees

Commonwealth Bank **CommSec**

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Securities Act") or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. Person" as defined in Regulation S under the US Securities Act. The Issuer has not and will not be registered under the US Investment Company Act. In addition, until 40 days after the commencement of the Offer, an offer or sale of the Company's Shares within the United States by any dealer that is not participating in the Offer may violate the registration requirement of the Securities Act.

This webpage has been issued by Commonwealth Securities Limited (CommSec) for its clients, and is not to be relied upon by anyone else. We believe that the information herein is correct and any opinions, conclusions or recommendations contained in this webpage are reasonably held or made as at the time of its compilation, but we make no warranty as to the accuracy, reliability or completeness of that information. CommSec has not independently verified the information given in this webpage. Except to the extent that any liability under any law cannot be excluded, no liability for any loss or damage which may be suffered by any person, directly or indirectly, through relying upon any information or statement in this webpage is accepted by the Commonwealth Bank of Australia ABN 48 123 123 124 or CommSec ABN 60 067 254 399 or any of their directors, employees or agents, whether that loss or damage is caused by any fault or negligence on their part or otherwise. Commonwealth Bank and its subsidiaries do not guarantee the obligations or performance of CommSec or the products or services offered.

Disclosure of Fees

CommSec is participating as a Broker in the Offer of Shares in Boart Longyear Limited and we may receive fees of up to 1.5% (GST inclusive) on all successful applications that we lodge. CommSec or one or more of its associates may perform, or may seek to perform, other financial or advisory services for the entities mentioned in this webpage, or its associates and may have other interests in or relationships with the Company or its associates, and receive fees, commissions or other compensation in such capacities. CommSec or one or more of its associates may have received fees, commissions or other compensation from entities of the Company or its associates in the past 12 months, and expects to be entitled to receive such fees, commissions or other compensation in the future, including the fees referred to above.

CommSec Home | Download Prospectus | Apply Online

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Important Notice

The following information should be read before applying for Shares in the Boart Longyear Initial Public Offer.

The Offer of Shares under this electronic Prospectus does not constitute an offer in any jurisdiction other than Australia. The offer is only available to persons receiving this electronic Prospectus within Australia. The Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

The material that follows is an electronic form of the Boart Longyear Prospectus. You may copy the Prospectus into an electronic file and print out a hard copy. You cannot alter the contents of this electronic file in any way.

When printing the electronic Prospectus, you must print all pages including the application forms (if any). If you make this Prospectus available to another person, you must give them the entire electronic file or printout.

Shares in Boart Longyear will only be issued on receipt of an application form that accompanies the Prospectus.

The Prospectus has been lodged with the Australian Securities and Investments Commission (ASIC)

If you are in any doubt as to the suitability of an investment in the Boart Longyear Initial Public Offering, please contact your financial or other professional adviser.

Commonwealth Bank of Australia and its subsidiaries do not guarantee the performance of Boart Longyear.

Return to Offer Details | Next

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After downloading the electronic Prospectus please click on the Return to Offer Details button should you wish to proceed with your application.
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How to Apply

To apply for Shares in Boart Longyear, please follow these simple steps:

1. Complete and submit the online application form.
2. Print a copy of the Payment Instructions and Application Summary (this will appear after you submit the online application).
3. Make Payment:

BPAY

Before choosing BPAY please check that your bank account has BPAY facilities. If you are unsure please contact your bank.

Fund through Your Margin Loan

Select this as your payment option in the online application and the purchase will be debited from your Margin Loan account.

Direct Debit

All you need to do is ensure that your nominated account has sufficient funds to cover the application amount. CommSec will direct debit your account WITHIN one business day of receiving your online application.


IPO Centre - Microsoft Internet Explorer provided by IDS CBA COI

1. Complete and submit the online application form.
2. Print a copy of the Payment Instructions and Application Summary (this will appear after you submit the online application).
3. Make Payment:

BPAY

Before choosing BPAY please check that your bank account has BPAY facilities. If you are unsure please contact your bank.

Fund through Your Margin Loan

Select this as your payment option in the online application and the purchase will be debited from your Margin Loan account.

Direct Debit

All you need to do is ensure that your nominated account has sufficient funds to cover the application amount. CommSec will direct debit your account WITHIN one business day of receiving your online application.

Return to Alter Details | Apply Online

Commonwealth Bank **CommSec**



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Online Application Form for the Boart Longyear Initial Public Offer

Applicant 1	TEST ONE	Help
Applicant 2	TEST TWO	
Address	999 TESTER STREET SYDNEY NSW 2000	
		Help
Amounting to a payment of AUD	$ 25000 Application Amount	

Make a Payment Choice Help

- ○ Fund through your Margin Loan
- ○ Direct Debit
- ⊙ BPAY

Contact Details - Please Update If Necessary Help

Home Phone	0299999999
Work Phone	0299999999



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SYDNEY NSW 2000

Help

Amounting to a payment of AUD $ 25000 Application Amount

Make a Payment Choice Help

- ○ Fund through your Margin Loan
- ○ Direct Debit
- ⊙ BPAY

Contact Details - Please Update If Necessary Help

Home Phone	0299999999
Work Phone	0299999999
Contact Name	TESTING
E-mail Address	m.marks@cba.com.au

Return to Offer Details | Next

© 2001 Commonwealth Securities Limited ABN 60 067 254 399.
This site is directed to and available for Australian residents only.

CommonwealthBank CommSec

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Market Depth | Watchlist | Buy / Sell | Order Status | IPOs / New Issues

Online Application Form for the Boart Longyear Initial Public Offer

Please check your application contents and carefully read the important information below. You may return to the previous page if you wish to change any details.

VALUE OF SHARES APPLIED FOR:	25000
PAYMENT METHOD:	BPAY
COMMSEC ACCOUNT NUMBER:	44779955
APPLICANT 1:	TEST ONE
APPLICANT 2:	TEST TWO
ADDRESS:	999 TESTER STREET
SUBURB/TOWN:	SYDNEY
STATE:	NSW
POSTCODE:	2000
HOME PHONE:	0299999999
WORK PHONE:	0299999999
CONTACT NAME:	TESTING
E-MAIL ADDRESS:	sam.marks@cba.com.au

Please Read This Important Information

This Application Form is for Shares offered under the Prospectus dated 1 March 2007. The Prospectus expires on 1 April 2008. If you are in doubt as to how to deal with it, please contact your

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Please Read This Important Information

This Application Form is for Shares offered under the Prospectus dated 1 March 2007. The Prospectus expires on 1 April 2008. If you are in doubt as to how to deal with it, please contact your accountant or other professional adviser without delay. The Prospectus contains information relevant to a decision to invest in Shares and you should read the entire Prospectus carefully before applying for Shares. To meet the requirements of the Corporations Act, this Application Form must not be distributed unless included in, or accompanied by, the Prospectus.

I/we declare that by lodging this Application Form, I/we represent and warrant that I/we have read and understood the Prospectus to which this Application Form relates, agree to be bound by the Constitution of Boart Longyear and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus) and I/we hereby apply for such number of Shares as may be calculated in accordance with the terms of the Prospectus and agree to take such number of Shares or a lesser number of Shares.

I/we hereby authorise Boart Longyear to complete and execute any documents necessary to effect the allotment of any Shares. By lodging this Application Form, I/we declare that this Application Form is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/we represent and warrant that by lodging this Application Form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/we acknowledge that I/we am/are residents of, and located in, Australia. I/we declare that I/we am/are not in the United States and that I/we am/are not acting for the account or benefit of any person in the United States or a US Person (as defined in Regulation S of the United States Securities Act of 1933) or any other foreign person and will not offer or sell Shares in the United States to, or for the account of, a US Person.

Change Application Details | Cancel Application | Apply

Commonwealth Bank CommSec


https://ipoadmin.commsec.cba/phase_1/viewsite/BLY_app/BPay.asp - Microsoft Internet Explorer provided by CBA

Payment Instructions and Application Summary

Please read the payment instructions below and print a copy of this page for your records.

Payment Instructions

When contacting your financial institution please quote the following information

Biller Code 444901

Customer Reference Number 110800026

Please Note - You must use the above Biller Code and Customer Reference Number when making payment

If payment is not received within 3 business days of submitting your application CommSec reserves the right to reject your application. We will take non-payment into consideration when determining your allocation for future offers.

Application Summary

OFFER:	Boart Longyear Limited
APPLICATION IDENTIFIER:	110800026
DATE & TIME APPLICATION SUBMITTED:	18/03/2007 2:19:47 PM
VALUE OF SHARES APPLIED FOR:	$25000
PAYMENT METHOD:	BPAY
COMMSEC ACCOUNT NUMBER:	44779955


https://ipoadmin.commsec.cba/phase_1/viewsite/BLY_app/BPay.asp - Microsoft Internet Explorer provided by CBA

If payment is not received within 3 business days of submitting your application CommSec reserves the right to reject your application. We will take non-payment into consideration when determining your allocation for future offers.

Application Summary

OFFER:	Boart Longyear Limited
APPLICATION IDENTIFIER:	110800026
DATE & TIME APPLICATION SUBMITTED:	18/03/2007 2:19:47 PM
VALUE OF SHARES APPLIED FOR:	$25000
PAYMENT METHOD:	BPAY
COMMSEC ACCOUNT NUMBER:	44779955
APPLICANT 1:	TEST ONE
APPLICANT 2:	TEST TWO
ADDRESS:	999 TESTER STREET
SUBURB/TOWN:	SYDNEY
STATE:	NSW
POSTCODE:	2000
HOME PHONE:	0299999999
WORK PHONE:	0299999999
CONTACT NAME:	TESTING
E-MAIL ADDRESS:	sam.marks@cba.com.au

ASX Company Announcement

Date:	Tue Apr 3 16:56:30 2007
Document Image #:	00708612
Announcement Type:	Commencement of Official Quotation
ASX Description:	BLY ASX Circular: Commencement of Official Quotation

Connect 4 Summary:

Company Summary:

No:

ASX
AUSTRALIAN SECURITIES EXCHANGE

BOART LONGYEAR LIMITED- COMMENCEMENT OF OFFICIAL QUOTATION

Date: 3 April, 2007

Key topics

1. Boart Longyear Limited
2. ASX code: BLY
3. Quotation expected to commence 11 AM EST on Thursday, 5 April 2007, on a conditional and deferred settlement basis

Reading List

Banks
Client Advisers
Compliance Managers
Corporate Advisory
DTR Operators
Issuers
Institutions
Listing Officers
Managing Directors
ASTC Participants
Office Managers
Operations Managers (back office)
Research Analysts

Contact

Kim-Ly Nguyen

Telephone

(02) 9227 0629

ASX Limited
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Internet: http://www.asx.com.au

It is anticipated that Boart Longyear Limited (the "Company") will be admitted to the official list of ASX Limited ("ASX") on the morning of Thursday, 5 April 2007.

Official quotation of the Company's shares is expected to commence on Thursday, 5 April 2007 at 11.00 AM EST on a conditional and deferred settlement basis.

Quoted Securities	up to approximately 1,485.3 million shares, at an indicative issue price of between \$1.76 to \$2.10 per share
ASX Code:	BLY
Time:	11.00 AM EST
ITS Abbreviation:	BOART
ISIN:	AU000000BLY8
Home Branch:	Sydney
Industry Classification:	To be advised
Registered Office:	Level 25, Chifley Tower Chifley Square Sydney NSW 2000 Phone: (02) 9293 2599 Fax: (02) 9293 2828 www.boartlongyear.com
Place of Incorporation:	Victoria
Company Secretary:	Fabrizio Rasetti
Share Registry:	Link Market Services Limited Level 12 680 George Street Sydney NSW 2000 Tel: (02) 8280 7100 Fax: 1300 544 474
Balance Date:	31 December
CHESS:	Participating. The Company will also operate an issuer sponsored sub-register.

Dividend Policy:	Refer prospectus dated 9 March 2007 – page 149.
Issue Price:	The institutional offer price indicative range is between $1.76 to $2.10 per share. The Final Price will be determined by bookbuild and announced to the market on Thursday, 5 April 2007. The price to be paid by retail applicants is the Final Price.
Lead Manager	Macquarie Equity Capital Markets Limited
ASX restricted securities	None
Activities	World's leading integrated drilling services provider and products manufacturer for the minerals industry.

CONDITIONAL AND DEFERRED SETTLEMENT TRADING

The Company has requested that a conditional trading market be provided pursuant to ASX Market Rule 16.9. The condition for the conditional market specified by the Company is ASX admitting the Company to official quotation and the allotment of the shares to successful applicants under the offer referred to in Section 3.12 of the prospectus dated 9 March 2007.

In accordance with Market Rule 16.9, ASX has agreed to provide a conditional market in the Company's securities. The Company 's securities will be placed in pre-open at 8.30 AM EST on Thursday, 5 April 2007 and trading will commence on a conditional and deferred settlement basis at 11.00 AM EST on Thursday, 5 April 2007.

The letters "CT" will be displayed in the Basis of Quotation field of ITS to facilitate identification of the Company's shares trading on a conditional basis. Market Participants should note that because no Special Market has been created within ITS, Signal B trade messages will not contain explicit Conditional Trading Basis of Quotation. This information will be identified in the Daily Diary and Signal E.

The Company is required to advise ASX immediately of the fulfillment or non-fulfillment of the condition for the conditional market. Notification as to when trading will become unconditional will be made in accordance with the Market Rules. The market will be advised by ASX market release when the condition of the conditional market has been met and when the stock will commence trading on an unconditional basis. The market will not be purged.

In the case of fulfillment of the condition ASX will issue a further Circular to participants confirming trading arrangements and the despatch date. At this stage, the conditions for the conditional market are expected to be met on Thursday, 12 April 2007. The Company has agreed to a despatch date of Friday, 13 April 2007, which will mean that the first settlement date will be Thursday, 19 April 2007.

CONTRACT NOTES FOR CONDITIONAL SALES AND PURCHASES

While it is the Participant's responsibility to obtain their own advice concerning the appropriate words that should appear on a contract note for a conditional sale or purchase, the endorsement suggested below may be considered for contract notes for conditional transactions in the Company's securities.

"This contract is conditional upon notification being received by ASX by the close of business Thursday, 12 April 2007 that the condition for the conditional market has been fulfilled. If the condition is not fulfilled, this contract shall be cancelled without any liability whatsoever other than for the return of any money paid in connection with the settlement of the contract."

Advice should also be provided to clients to ensure that they understand the full ramifications of Conditional Trading.

INDICATIVE KEY DATES

This timetable has been prepared on the basis that the conditions for the conditional market are satisfied by Thursday, 12 April 2007. If the conditions are not fulfilled by the close of business on Friday, 13 April 2007, shares will not be issued and all conditional trades that have occurred since Thursday, 5 April 2007 will be cancelled.

If the conditions are not satisfied on Thursday, 12 April 2007, but are satisfied prior to the close of business on Friday, 13 April 2007 the dates in the timetable will be revised and a new timetable will be released to the market.

Event	Date
Retail Offer Closes	Wednesday, 28 March 2007
Institutional Offer Closes	Tuesday, 3 April 2007
Final Pricing and Allocation Announcement Commencement of Official Quotation on a conditional and deferred settlement basis – 11.00 AM EST (ASX Code: BLY)	Thursday, 5 April 2007
Conditions for the conditional market expected to be fulfilled Issue of shares under the offer Last day of conditional trading	Thursday, 12 April 2007
Despatch date and last day of deferred settlement trading	Friday, 13 April 2007
Trading unconditional and first day of trading on a normal settlement T+3 basis	Monday, 16 April 2007
First settlement date for all trades conducted on a conditional and deferred settlement basis between 5 April 2007 and 13 April 2007	Thursday, 19 April 2007

For further information please refer to the Company's prospectus dated 9 March 2007.

ASX Company Announcement

Date:	Wed Apr 4 14:26:13 2007
Document Image #:	00709012
Announcement Type:	Dividend Reinvestment Plans
ASX Description:	BLY Dividend Reinvestment Plan Rules

Connect 4 Summary:

Company Summary:

BOART LONGYEAR

4 April 2007

Kim-Ly Nguyen
ASX Markets Supervision Pty Ltd
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

Pre-Quotation Disclosure
Dividend Reinvestment Plan Rules

Attached are the Rules of the Dividend Reinvestment Plan referred to in the Prospectus dated 9 March 2007.

Yours sincerely

FABRIZIO RASETTI
Company Secretary

Dividend Reinvestment Plan Rules

Boart Longyear Limited

(ACN 123 052 728)

Allens Arthur Robinson
Deutsche Bank Place
Cnr Hunter & Phillip Streets
Sydney NSW 2000
Tel 61 2 9230 4000
Fax 61 2 9230 5333
www.aar.com.au

Table of Contents

1. Definitions

In the Rules, unless the context otherwise requires:

ASX means ASX Limited (ABN 98 008 624 691).

Board means the board of directors of the Company.

Company means Boart Longyear Limited (ACN 123 052 728).

Constitution means the constitution of the Company, as amended from time to time.

DRP means the Dividend Reinvestment Plan established under these Rules, as amended from time to time.

Holding means a registered holding of Shares in respect of a Shareholder.

Listing Rules means the official listing rules of ASX, as amended from time to time.

Notice of Election has the meaning given to it in clause 3.

Notice of Variation means a notice to increase or decrease the number of a Participant's Plan Shares, or to terminate participation in the DRP, in the form that the Board from time to time approves.

Participant means a Shareholder some or all of whose Shares are participating in the DRP.

Plan Shares means the Shares comprised in a particular Holding which are designated (subject to these Rules) by a Participant as Shares the dividend on which is to be applied in subscribing for or acquiring Shares under the DRP.

Price means the price at which Shares will be allotted or acquired under the DRP, as calculated in accordance with clause 5.

Record Date has the meaning given to it in the Listing Rules.

Rules means the rules of the DRP, as amended from time to time.

Shares means fully paid ordinary shares in the capital of the Company.

Shareholder means a registered holder of Shares within the meaning of the Constitution of the Company.

2. Participation in the DRP

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation is optional and open to each Shareholder unless excluded under these Rules.

2.3 A Shareholder who is subject to the laws of a country or place other than Australia may not participate in the DRP until the Board, in its absolute discretion, is satisfied that such participation will not constitute a breach of the laws of that country or place, whether or not that Shareholder has received an invitation to participate in the DRP or has completed a Notice of Election.

2.4 The Board may on any occasion determine that the right to participate in the DRP is not available to a Shareholder having a registered address or being resident in a country or place where, in the absence of a prospectus, disclosure document, registration statement or other prerequisite, the offer of a right of election, or participation, would or might be unlawful.

2.5 If, in the reasonable opinion of the Board, the issue of Shares under the DRP to, or the acquisition of Shares under the DRP by, a Participant or the holding of those Shares by a Participant may breach a provision of the Constitution or be contrary to the law of any country, may prejudice the effective operation of the DRP or is otherwise in the sole opinion of the Board undesirable or impractical, the Board may:

(a) decline to issue or transfer those Shares;

(b) reduce the issue or transfer of those Shares on a proportionate basis; or

(c) reduce or suspend the participation of that Participant in the DRP.

2.6 The Board may, in its discretion, refuse to permit any Shareholder to participate in the DRP where that Shareholder elects to participate in respect of a number of Shares which is less than 100 or such other number as the Board may determine.

3. Application to participate

Application to participate in the DRP must be made on the form prescribed by the Board from time to time (***Notice of Election***). Upon receipt by the Company of a duly completed and executed Notice of Election, participation will, subject to these Rules, commence from the next Record Date for determining entitlements to payment of a dividend in respect of Shares.

4. Degree of participation

4.1 Participation in the DRP may be either full or partial. A Shareholder must (subject to clause 4.4) specify in the Notice of Election the extent to which the Shareholder wishes to participate in the DRP.

4.2 Under full participation, all Shares registered from time to time in the Participant's name, including Shares issued pursuant to the DRP, will be subject to the DRP.

4.3 Under partial participation, only that number of Shares as specified in the Notice of Election by the Shareholder will be subject to the DRP. However, if at the relevant Record Date the number of Shares held by the Participant is less than the specified number of Shares, then the provisions of the DRP in respect of that dividend payment will apply to the lesser number of Shares. Where a Shareholder is a partial Participant, all Shares subsequently acquired by the Shareholder, whether under the DRP or otherwise, will only participate in the DRP to the extent that the Shareholder alters the participation level in accordance with clause 10.

4.4 If a Notice of Election does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

4.5 If a Notice of Election or Notice of Variation purports to nominate a Holding for both full participation and partial participation at the same time, the Notice of Election will be invalid and of no effect whatsoever.

4.6 The Board may determine a maximum number of Plan Shares per Participant (whether in respect of the particular dividend or dividends generally) from time to time. To the extent that a Notice of Election or Notice of Variation has specified a number of Plan Shares in excess of any such maximum that the Board may have specified (including an election of full participation where the number of Plan Shares would otherwise exceed that limit), for so long as that limit applies:

(a) the number of Plan Shares for the Participant for the purposes of these Rules is deemed to be that limit; and

(b) any Shares specified in the Notice of Election or Notice of Variation as Plan Shares in excess of that limit (including an election of full participation where the number of Plan Shares would otherwise exceed that limit) are deemed not to be Plan Shares, and any dividend payable in respect of them will be paid by the Company in accordance with usual arrangements for the payment of dividends.

5. Operation of the DRP

5.1 Each dividend which is payable to a Participant in respect of Plan Shares and which is available for payment to the Participant will be applied by the Company on the Participant's behalf in subscribing for or acquiring additional Shares.

5.2 The Board in its absolute discretion will determine with respect to the operation of the DRP for any dividend whether to issue new Shares or to cause the transfer of Shares to a Participant, or to apply a combination of both options, to satisfy the obligations of the Company under these Rules.

5.3 If the Board determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as the Board considers appropriate.

5.4 The Company will establish and maintain a DRP account for each Participant. The Company will, in respect of each dividend payable to a Participant:

(a) determine the amount of the dividend payable in respect of the Plan Shares;

(b) determine the withholding payments (if any) deductible by the Company in respect of the dividend payable on the Plan Shares, and any other sum the Company is entitled to retain in respect of the Plan Shares;

(c) credit the amount in clause 5.4(a) and debit any amount in clause 5.4(b) to the Participant's DRP account;

(d) determine the maximum whole number of additional Shares which may be acquired under the DRP at the Price by using the amount in the Participant's DRP account;

(e) on behalf and in the name of the Participant, subscribe for or cause the transfer of that number of additional Shares determined under clause 5.4(d) and debit the

Participant's DRP account with the total of the subscription price or the acquisition amount (as the case may be) for the additional Shares;

(f) allot the additional Shares to the Participant (if applicable), and add the number of Shares allotted or acquired to the total number of Shares comprised in the relevant Holding; and

(g) retain in the Participant's DRP account, without interest, any cash balance remaining.

5.5 The Shares will be issued or transferred under the DRP at the Price which will be the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold in the ordinary course of trading on the ASX automated trading system during the ten trading day period starting on (and including) the second business day after the Record Date in respect of the relevant dividend and ending on (and including) the eleventh business day after that Record Date, less any discount determined by the Board from time to time in its absolute discretion.

5.6 The daily volume weighted average market price referred to above (including decisions as to whether any sale of Shares was in the ordinary course of trading) will be calculated by the Board, or another suitable person nominated by the Board, by reference to information the Board approves from time to time. The determination of the Price by the Board or some other person nominated by the Board will be binding on all Participants.

6. Shares allotted under the DRP

6.1 Shares allotted under the DRP will be allotted in accordance with the Listing Rules and, from the date of allotment, will rank equally in all respects with existing Shares.

6.2 Shares allotted under the DRP will be allotted on, or as soon as practicable after, the relevant dividend payment date and will be registered on the register where the Participant's holding of Shares is currently registered. If the Participant holds Shares on more than one register (one of which is the Company's principal share register), the Shares allotted under the DRP will be registered on the principal share register unless and until the Participant requests otherwise.

6.3 If a Participant holds shares in certificated form, a share certificate will be issued for the total number of Shares allotted or acquired under the DRP in respect of each dividend on those Shares. If a Participant holds Shares in uncertificated form, a statement showing the total number of Shares allotted or acquired in respect of each dividend on those Shares will be issued. The certificate or statement will be forwarded to Participants as soon as practicable after allotment or acquisition.

6.4 The Board may determine, in its absolute discretion, to enter into underwriting arrangements from time to time for the partial or full underwriting of any shortfall in the DRP take up with respect to a particular dividend.

7. DRP statements

On, or as soon as practicable after, each dividend payment date, the Company will send to each Participant a statement setting out:

(a) the number of the Participant's Plan Shares as at the relevant Record Date;

(b) the amount of dividend payable to the Participant (less any amounts referred to in clause 5.4(b)) in respect of the Participant's Plan Shares;

(c) the amount in the Participant's DRP account immediately prior to the payment of the relevant dividend;

(d) the number of Shares transferred or allocated to the Participant under the DRP and the Price of those Shares;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount payable on subscription for the additional Shares; and

(f) the number of Shares comprised in the Holding after transfer and/or allotment.

8. Stock exchange listing

The Company will apply for Shares allotted under the DRP to be listed for quotation on the official list of ASX as soon as practicable after the date of allotment.

9. Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares transferred or allotted under the DRP and no stamp duty or other duties will be payable under present law in respect of Shares transferred or allotted under the DRP.

10. Variation or termination of participation

10.1 Subject to clause 13, a Participant may at any time give a Notice of Variation to the Company:

(a) to increase or decrease the number of the Participant's Shares participating in the DRP; or

(b) to terminate the Participant's participation in the DRP.

The alteration or termination takes effect from the next Record Date.

10.2 If a Participant increases the level of participation in the DRP to full participation, all of the Participant's Shares as at the date of the Notice of Variation and all Shares subsequently acquired by the Participant (including Shares issued or transferred under the DRP) will participate in the DRP.

10.3 If a Participant increases or decreases the level of participation in the DRP to below full participation, only that number of Shares specified in the Notice of Variation will

participate in the DRP and no Shares subsequently acquired by the Participant (including shares transferred or allotted under the DRP) will participate in the DRP.

10.4 If a Participant dies, participation in the DRP will be determined upon receipt by the Company of written notice of the death. If a Participant is declared bankrupt or is wound up, participation in the DRP will be terminated upon receipt by the Company of a notification of bankruptcy or winding up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders will not automatically terminate participation.

10.5 Upon termination of participation for whatever reason, the Company will forward, unless otherwise directed, to the Participant or the Participant's legal representative:

(a) a statement of the Participant's DRP account made to the date of termination; and

(b) the cash balance (if any) shown in the Participant's DRP account as at the date of termination.

11. Reduction or termination of participation where no notice is given

11.1 Where all of a Participant's Shares are subject to the DRP and the Participant disposes of some of those Shares then, unless the Participant advises the Company otherwise, the remaining Shares held by the Participant will continue to participate in the DRP.

11.2 Where some of a Participant's Shares are subject to the DRP and the Participant disposes of part of that Holding, then unless the Participant advises the Company otherwise, the Shares disposed of will, to the extent possible, be deemed to be Shares other than Plan Shares. If the number of Shares disposed of exceeds the number of the Participant's Shares which are not Plan Shares, the disposal will be deemed to include all of the Participant's Shares which are not Plan Shares, and the balance (if any) of the Shares disposed of will be attributed to Plan Shares.

11.3 Where a Participant disposes of all Shares without giving the Company notice of termination of participation, the Participant will be deemed to have terminated participation in the DRP on the last date on which the Company registered a transfer or instrument of disposal of the Participant's Holding.

12. Variation, suspension and termination

12.1 The DRP may be varied, suspended or terminated by the Board at any time. The variation, suspension or termination will take effect upon the date specified by the Board.

12.2 The Board may give notice of any such variation, suspension or termination as it considers appropriate (including, without limitation, by way of public announcement lodged with ASX). A variation, suspension or termination of the DRP will not be invalidated by an accidental omission to give notice of the variation, suspension or termination to a Shareholder or the non-receipt of any notice by any Shareholder and will not give rise to any liability on the part of, or right of action against, the Board or the Company.

12.3 Any suspension of the DRP will continue until such time as the Board resolves either to recommence or terminate the DRP. If the DRP is recommenced then elections as to participation in respect of the previously suspended DRP will be valid and have full force and effect in accordance with these Rules for the purposes of the recommenced DRP.

12.4 In the event of termination of the DRP, the Company will forward to each Participant a statement of the Participant's DRP account as at the date of termination, and the cash balance (if any) shown in the Participant's DRP account at that date.

13. Application and notices

13.1 Applications and notices to the Company must be in writing and in such form prescribed by the Board from time to time (or in such other form as the Board may accept).

13.2 Applications and notices will be effective upon receipt by the Company subject to:

(a) these Rules;

(b) in the case of applications to participate, acceptance by the Company; and

(c) receipt by the Company before the relevant Record Date for determining entitlements to dividends.

Applications or notices received on or after the relevant Record Date will not be effective in respect of that dividend payment but will be effective from the next relevant Record Date.

14. General

14.1 The DRP will commence on the date determined by the Board.

14.2 Each Holding which a Shareholder has from time to time will be regarded as separate for the purposes of the DRP and the DRP will operate as if each such Holding were held by a separate person, unless the Board determines otherwise. Consequently, a separate Notice of Election must be delivered to the Company in relation to each Holding which a Shareholder wishes to nominate for full or partial DRP participation, and the Shareholder will be treated as a separate Participant in respect of each Holding nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired in respect or on account of the relevant Holding).

14.3 Any dividend payable on Shares which a Participant has nominated as participating in the DRP and which dividend the Company is entitled to retain as a result of a charge in favour of the Company in accordance with the Constitution of the Company or other requirement of law will not be available for the purpose of participating in the DRP.

14.4 These Rules will be binding upon each person who is or becomes a Shareholder.

14.5 Subject to the Constitution of the Company, the Board may implement the DRP in the manner as the Board thinks fit, and may settle any difficulty which may arise either generally or in a particular case in connection with the DRP as the Board thinks fit. Without prejudice to the general powers of the Board under the Constitution and these Rules, the Board may settle in the manner as the Board thinks fit any difficulty, anomaly or dispute which may arise in connection with, or by reason of, the operation of the DRP,

whether generally or in relation to any Shareholder or Holding or any Share or Shares and the determination of the Board will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

14.6 Neither the Company nor any officer of the Company will be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP.

14.7 The DRP, its operation and these Rules will be governed by and construed in accordance with the laws of the State of New South Wales, Australia.

ASX Company Announcement

Date:	Thu Apr 5 08:30:10 2007
Document Image #:	00709192
Announcement Type:	Constitution
ASX Description:	BLY Constitution

Connect 4 Summary:

Company Summary:

Constitution of
Boart Longyear Limited
ACN 123 052 728

Adopted by Special Resolution on 28 February 2007

Company limited by shares

Registered in Victoria

Allens Arthur Robinson
Deutsche Bank Place
Cnr Hunter & Phillip Streets
Sydney NSW 2000
Tel 61 2 9230 4000
Fax 61 2 9230 5333
www.aar.com.au

Table of Contents

Preliminary

The name of the Company is Boart Longyear Limited.

The Company is a public company limited by shares.

General

1. Definitions

The following definitions apply in this Constitution unless the context requires otherwise:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of ASTC or of any relevant organisation which is an alternative or successor to, or replacement of, ASTC or of any applicable CS facility licensee.

ASX means ASX Limited (ABN 98 008 624 691) and includes any successor body.

Business Day has the meaning given in the Listing Rules.

Chair means the person occupying the position of Chair or acting Chair of the Directors under rule 33 or rule 34.

Company means Boart Longyear Limited (ACN 123 052 728).

Corporations Act means the *Corporations Act 2001* (Cth) and the Corporations Regulations.

CS facility licensee means a person who holds a licence under the Corporations Act which authorises the person to operate a clearing and settlement facility.

Director means a person appointed or elected to the office of director of the Company in accordance with this Constitution, and where appropriate includes an alternate Director.

Dividend includes an interim dividend.

Finance Director means a person appointed as finance director in accordance with rule 53.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time.

Managing Director means a person appointed as managing director in accordance with rule 53.

Marketable Parcel has the meaning given in the Listing Rules.

person and words importing persons means any person including partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals.

proper ASTC transfer has the meaning given in the Corporations Regulations.

Secretary means a person appointed as, or to perform the duties of, secretary of the Company.

Securities includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity.

Shareholder Present means, in connection with a meeting, the shareholder present at the venue or venues for the meeting, in person or by proxy, by attorney or, where the shareholder is a body corporate, by representative.

Uncertificated Securities Holding means Securities of the Company which under the Corporations Act, the Listing Rules or any Uncertificated Transfer System may be held in uncertificated form.

Uncertificated Transfer System means any system operated under the Corporations Act, the Listing Rules or the ASTC Settlement Rules which regulates the transfer or registration of, or the settlement of transactions affecting, Securities of the Company in uncertificated form and includes CHESS (as defined in the ASTC Settlement Rules) as it applies to Securities in certificated and uncertificated form.

2. Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless any contrary intention appears in this Constitution or the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(c) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(d) A word or phrase given a meaning in the Corporations Act has the same meaning in this Constitution.

(e) A reference to the Listing Rules or the ASTC Settlement Rules is to the Listing Rules or the ASTC Settlement Rules in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

3. Replaceable Rules

The replaceable rules contained in the Corporations Act do not apply to the Company.

Capital

4. Issue of Securities

(a) Without affecting any special rights conferred on the holders of any Securities, any Securities may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Directors may determine and on any terms the Directors consider appropriate.

(b) Unless otherwise provided by the terms of issue, the issue of any new Securities ranking equally with existing Securities is not a variation of the rights conferred on the holders of the existing Securities.

5. Preference Shares

If the Company at any time proposes to create and issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of either or both the Company and the holder are, liable to be redeemed, whether out of share capital, profits or otherwise;

(b) the preference shares are to confer on the holders or the Company (or both) the right to convert the preference shares into ordinary shares if and on the basis the Directors decide at the time of issue of the preference shares;

(c) (i) the preference shares are to confer on the holders a right to receive out of the profits of the Company available for Dividend a preferential Dividend at the rate or of the amount (which may be subject to an index) and on the basis decided by the Directors at the time of issue of the preference shares;

(ii) in addition to the preferential Dividend, the preference shares may participate with the ordinary shares in Dividends determined by the Directors if and to the extent the Directors decide at the time of issue of the preference shares; and

(iii) the preferential Dividend may be cumulative if and to the extent the Directors decide at the time of issue of the preference shares;

(d) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered as paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any Dividends accrued (whether determined or not) but unpaid and of any arrears of Dividends; and

(ii) the right, in priority to any payment of Dividend on any other class of shares, to the preferential Dividend;

(e) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(f) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a meeting if, at the date of the meeting, the Dividend on the preference shares is in arrears;

(ii) on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company; or

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement; and

(iv) on any question considered at a meeting held during the winding up of the Company; and

(g) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be taken to have been varied by the further issue.

6. Recognition of Third Party Interests

(a) Except as required by law, the Company is not bound to recognise a person as holding a Security on any trust.

(b) Whether or not it has notice of the rights or interests concerned, the Company is not bound to recognise:

(i) any equitable, contingent, future or partial claim to, or interest in, any Security or unit of a Security; or

(ii) any other right in respect of a Security,

except an absolute right of ownership of the Security holder or as otherwise provided by this Constitution or by law.

7. Surrender of Securities

In their discretion, the Directors may accept a surrender of Securities by way of compromise of any question as to whether or not those Securities have been validly issued

or in any other case where the surrender is within the powers of the Company. Any Securities surrendered may be sold or re-issued in the same manner as forfeited shares.

8. Joint Holders

Where two or more persons are registered as the holders of any Securities, they are considered to hold the Securities as joint tenants with benefits of survivorship subject to the following provisions:

(a) the Company is not bound to register more than three persons as the holders of the Securities;

(b) the joint holders of the Securities are liable severally as well as jointly in respect of all payments which ought to be made in respect of the Securities;

(c) on the death of any one of the joint holders, the remaining joint holders are the only persons recognised by the Company as having any title to the Securities but the Directors may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the Securities;

(d) any one of the joint holders may give a receipt for any Dividend, bonus or return of capital payable to the joint holders in respect of the Securities;

(e) only the person whose name stands first in the Securities register as one of the joint holders of the Securities is entitled, if the Company determines to issue certificates for Securities, to delivery of a certificate relating to the Securities or to receive notices from the Company and any notice given to that person is considered notice to all the joint holders; and

(f) any one of the joint holders may vote at any meeting of the Company either personally or by properly authorised representative, proxy or attorney, in respect of the Securities as if that joint holder was solely entitled to the Securities. If more than one of the joint holders are present personally or by properly authorised representative, proxy or attorney, only the vote of the joint holder whose name appears first in the Securities register counts.

Certificates for Securities

9. Uncertificated Holdings

If, and for so long as, dealings in Securities of the Company take place under an Uncertificated Transfer System:

(a) the Company need not issue any certificate in respect of Securities held as an Uncertificated Securities Holding; and

(b) the Securities register may distinguish between shares or other Securities held in certificated form and Securities held as an Uncertificated Securities Holding.

10. Certificates

Directors may determine to issue certificates for Securities of the Company and to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form they determine from time to time.

Forfeiture and Lien

11. Liability to Forfeiture

(a) If a shareholder fails to pay any sum payable in respect of any shares, either for money payable on issue, calls or instalments, on or before the day for payment, the Directors may serve a notice on the shareholder requiring payment of the unpaid sum, together with interest accrued and all expenses of the Company incurred by reason of the non-payment.

(b) The notice must:

(i) specify a day (not earlier than 14 days after the date of service of the notice) on or before which and a place where the payment required by the notice is to be made; and

(ii) state that, if payment is not made by the time and at the place specified, the shares in respect of which the call was made are liable to be forfeited.

12. Power to Forfeit

If the requirements of a notice served under rule 11 are not complied with, any share in respect of which the notice has been given may at any time afterwards, but before the payment required by the notice has been made, be forfeited by a resolution of the Directors in their discretion to that effect. The forfeiture includes all Dividends, interest and other money payable by the Company in respect of the forfeited shares and not paid before the forfeiture.

13. Consequences of Forfeiture

A person whose shares have been forfeited:

(a) ceases to be a shareholder in respect of the forfeited shares at the time and on the date of the passing of the Directors' resolution approving the forfeiture;

(b) has no claims or demands against the Company in respect of those shares;

(c) has no other rights incident to the shares except the rights that are provided by the Corporations Act or saved by this Constitution; and

(d) remains liable to pay to the Company all money that, at the date of forfeiture, was payable by the person to the Company in respect of the shares (including, if the Directors determine, interest from the date of forfeiture at the rate the Directors

determine). The Directors may enforce the payment of the money or any part of the money for which the shareholder is liable as they determine.

14. Lien on Shares

(a) The Company has a first and paramount lien on every share and on the proceeds of sale of every share for:

(i) any amount due and unpaid in respect of the share which has been called or is payable at a fixed time;

(ii) any amounts which remain outstanding on loans made by the Company to acquire the share under an employee incentive scheme;

(iii) all amounts that the Company may be called on by law to pay (and has paid) in respect of the share; and

(iv) reasonable interest and expenses incurred by the Company in respect of the unpaid amounts.

(b) The Directors may at any time exempt a share wholly or in part from the provisions of this rule.

(c) The lien extends to all Dividends and entitlements determined in respect of the shares but, if the Company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim. The Directors may retain those Dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the Company in respect of which the lien exists.

(d) No person is entitled to exercise any rights or privileges as a shareholder until the shareholder has paid all calls and instalments of calls and other moneys (including interest) for the time being payable in respect of every share held by the shareholder.

(e) Except in the case of a proper ASTC transfer, if any money is paid or payable by the Company under any law, the Company may refuse to register a transfer of any Securities by the shareholder or the shareholder's personal representative until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any Dividend, bonus or other money then due or payable by the Company to the shareholder, until the excess is paid to the Company. The power to refuse to register a transfer does not extend to a proper ASTC transfer which is purported to be effected while a holding lock is in place as referred to in rule 23.

(f) Nothing in this rule affects any right or remedy which any law confers on the Company and any right or remedy is enforceable by the Company whether against the shareholder or the shareholder's personal representative.

15. Notice of Forfeiture

When any share is forfeited, notice of the resolution of the Directors must be given to the shareholder in whose name the share was registered immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture must be made in the Securities register. Failure to give notice or make the entry as required by this rule does not invalidate the forfeiture. At any time before any forfeited share is sold or otherwise disposed of, the Directors may annul the forfeiture of the share on any condition they determine.

16. Disposal of Forfeited Shares

Any forfeited share is considered the property of the Company and the Directors may sell or otherwise dispose of or deal with the share in any manner they determine and with or without any money paid on the share by any former holder being credited as paid up.

17. Sale of Shares to Enforce Lien

(a) For the purpose of enforcing a lien, the Directors may sell the shares which are subject to the lien in any manner they determine and with or without giving any notice to the shareholder in whose names the shares are registered. The Directors may authorise a person to do everything necessary to transfer the shares sold to the purchaser of the shares.

(b) The validity of the sale of the shares may not be impeached by any person after the transfer has been registered, and the purchaser is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The purchaser is discharged from liability for any calls which may have been due before the purchase of those shares, unless otherwise agreed.

(e) The remedy of any person aggrieved by the sale is in damages only and against the Company exclusively.

18. Application of Proceeds of Sale

The proceeds of a sale made under a lien may be applied by the Company in payment of:

(a) first, the expenses of the sale; and

(b) second, that part of the amount in respect of which the lien exists as is presently payable.

Any residue is to be paid to the person entitled to the shares immediately prior to the sale, on delivery by that person of the certificate, if any, for the shares that have been sold.

19. Transfers After Forfeiture and Sale

(a) The Company may:

(i) receive the consideration (if any) given for a forfeited share on any sale or disposition of the share; and

(ii) effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(b) On the completion of the transfer, the transferee is to be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

Call on Shares

20. Directors' Power to Make Calls

(a) Subject to the terms of issue of any shares, the Directors may make calls on the shareholders in respect of any money unpaid on the shares.

(b) The Directors may revoke or postpone a call.

(c) A call may be required to be paid by instalments.

(d) A call is made at the time of or as specified in the resolution of the Directors authorising the call.

(e) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any shareholder does not invalidate the call.

21. Interest on Unpaid Amounts

(a) If a sum called or otherwise payable to the Company in respect of a share is not paid before or on the day for payment, the person from whom the sum is due must pay:

(i) interest on the sum from the due date to the time of actual payment at the rate determined by the Directors; and

(ii) any costs and expenses incurred by the Company by reason of non-payment or late payment of the sum.

(b) The Directors may waive payment of some or all of the interest, costs and expenses under rule 21(a).

22. Differentiation Between Holders

The Directors may differentiate on the issue of shares between the holders as to the amount of calls to be paid and the times of payment.

Transfer of Securities

23. Transfers

(a) A transfer of any Securities may be effected by:

(i) a written transfer in the usual or common form or in any form the Directors may prescribe or in a particular case accept, properly stamped (if necessary) being delivered to the Company;

(ii) a proper ASTC transfer, which is to be in the form required or permitted by the Corporations Act or the ASTC Settlement Rules; or

(iii) any other electronic system established or recognised by the Listing Rules in which the Company participates in accordance with the rules of that system.

(b) Except in the case of a proper ASTC transfer, the transferor is considered to remain the holder of the Securities transferred until the name of the transferee is entered on the Securities register. A proper ASTC transfer is considered recorded in the Securities register and the name of the transferee to be registered as the holder of the Securities comprised in the proper ASTC transfer, as provided in the ASTC Settlement Rules.

(c) The Directors may take any action they determine to comply with the ASTC Settlement Rules and may request the ASTC to apply a holding lock to prevent a transfer of Securities the subject of the ASTC Settlement Rules if the Directors determine.

(d) The Company may do anything necessary or desirable to facilitate participation by the Company in any Uncertificated Transfer System.

24. Directors may Refuse to Register

(a) The Directors may refuse to register any transfer of Securities:

(i) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the Listing Rules;

(ii) on which the Company has a lien or which are subject to forfeiture; or

(iii) if permitted to do so under this Constitution or the Listing Rules.

(b) The decision of the Directors relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Corporations Act or the Listing Rules does not invalidate the decision of the Directors.

25. Transfer and Certificate (if any)

(a) Every transfer must be left for registration at the registered office of the Company or any other place the Directors determine. Unless the Directors otherwise

determine either generally or in a particular case, the transfer is to be accompanied by the certificate (if any) for the Securities to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Directors may require to prove the title of the transferor, the transferor's right to transfer the Securities, execution of the transfer or compliance with the provisions of any law relating to stamp duty. The requirements of this rule do not apply in respect of a proper ASTC transfer.

(b) Subject to rule 25(a), on each application to register the transfer of any Securities or to register any person as the holder in respect of any Securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the Securities in respect of which registration is required must be delivered to the Company for cancellation and on registration the certificate is considered to have been cancelled.

(c) Each transfer which is registered may be retained by the Company for any period determined by the Directors after which the Company may destroy it.

Transmission of Securities

26. Transmission on Death

(a) Where a Security holder dies:

(i) the legal personal representatives of the deceased, where the Security holder was a sole holder or a joint holder holding as a tenant in common; and

(ii) the survivor or survivors, where the Security holder was a joint holder,

are the only persons recognised by the Company as having any title to the Security holder's interest in the Securities of the Company (as the case may be).

(b) Subject to the Corporations Act, the Directors may require evidence of a Security holder's death as they determine.

(c) Subject to compliance by the transferee with this Constitution and any applicable law, the Directors may register any transfer signed by a Security holder prior to the Security holder's death, despite the Company having notice of the Security holder's death.

(d) This rule does not release the estate of a deceased joint holder from any liability in respect of any Security that had been jointly held by the holder with other persons.

27. Transmission by Operation of Law

A person (a ***transmittee***) who establishes to the satisfaction of the Directors that the right to any Securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the Securities or may (subject to the provisions in this Constitution relating to transfers) transfer the Securities. The Directors have the same right

to refuse to register the transmittee as if the transmittee was the transferee named in a transfer presented for registration.

Alteration of Capital

28. Power to Alter Share Capital

The Company may reduce or alter its share capital in any manner provided for by the Corporations Act. The Directors may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or the sale of fractions of shares and the distribution of net proceeds as they think fit.

General Meetings

29. Power of Directors to Convene

By a resolution of the Directors, the Company may call a general meeting of the Company to be convened at the time and place or places (including at two or more venues using technology that gives shareholders a reasonable opportunity to participate) and in the manner determined by the Directors. No shareholder may convene a general meeting of the Company except where entitled under the Corporations Act to do so. By resolution of the Directors any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Corporations Act. The Directors may give notice of cancellation or postponement as they determine, but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

30. Notice of General Meetings

Where the Company has called a general meeting, notice of the meeting may be given in the form and manner in which the Directors determine. The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

31. Business of AGMs and General Meetings

(a) The business of an annual general meeting of the Company is to receive and consider the accounts and reports required by the Corporations Act to be laid before each annual general meeting, to elect Directors, when relevant to appoint an auditor and fix the auditor's remuneration, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting.

(b) Except with the approval of the Directors, with the permission of the Chair or under the Corporations Act, no person may move at any meeting either any resolution (except in the form set out in the notice of meeting given under rule 30) or any amendment of any resolution.

32. Quorum

(a) No business may be transacted at any general meeting except, subject to rule 33, the election of the Chair unless a quorum of shareholders is present at the time when the meeting proceeds to business.

(b) Except as otherwise provided in this Constitution, two Shareholders Present constitutes a quorum.

(c) If there is not a quorum at a general meeting within 30 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Chair or the Directors adjourn the meeting to a date, time and place determined by the Chair or the Directors. If no quorum is present at any adjourned meeting within 30 minutes after the time for the meeting, the meeting is dissolved.

33. Conduct of Meetings

(a) Subject to rule 33(b), the Chair of Directors or, in the Chair's absence, the deputy Chair is entitled to preside as Chair at every general meeting.

(b) Where a general meeting is held and:

(i) there is no Chair or deputy Chair; or

(ii) the Chair or deputy Chair is not present within 15 minutes after the time appointed for the meeting or does not wish to act as Chair of the meeting,

the Directors present may choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Shareholders Present may elect one of their number to be Chair of the meeting.

(c) The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chair.

(d) The Chair may make rulings without putting the question (or any question) to vote if the Chair considers action is required to ensure the orderly conduct of the meeting.

(e) The Chair may require the adoption of any procedures which are in the Chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

(f) The Chair or a person acting with the Chair's authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the Chair or a person acting with the Chair's authority considers appropriate. The Chair or a person acting with the Chair's authority may refuse

entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chair or a person acting with the Chair's authority, or any person who possesses an article which the Chair or person acting with the Chair's authority considers to be dangerous, offensive or liable to cause disruption. At any time the Chair considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chair may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the Shareholders Present.

(g) Any determination by the Chair in relation to matters of procedure (including any procedural motions moved at, or put to, any meeting) or any other matter arising directly or indirectly from the business is final (including any procedural motions moved at, or put to, any meeting). Any challenge to a right to vote (whether on a show of hands or on a poll) or to a determination to allow or disregard the vote may only be made at the meeting and may be determined by the Chair whose decision is final.

(h) If a person purports to cast a vote in contravention of the Corporations Act or Listing Rules, the Chair may determine that the vote be disregarded and treated as not having been cast.

(i) Nothing contained in this rule limits the powers conferred on a Chair by law.

34. Acting Chair

(a) If during any general meeting the Chair acting under rule 33 is unwilling to Chair any part of the proceedings, the Chair may withdraw during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be acting Chair of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the acting Chair is to withdraw and the Chair is to resume to Chair the meeting.

(b) Where an instrument of proxy appoints the Chair as proxy for the part of the proceedings for which an acting Chair has been nominated, the instrument of proxy is taken to be in favour of the acting Chair for the relevant part of the proceedings.

35. Adjournments

During the course of the meeting the Chair may adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting to be held at the time and place determined by the Chair. If the Chair exercises a right of adjournment of a meeting under this rule, the Chair has the sole discretion to decide whether to seek the approval of the Shareholders Present to the adjournment and, unless the Chair exercises that discretion, no vote may be taken by the

Shareholders Present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

36. Voting at General Meetings

(a) The Chair may determine that any question to be submitted to a general meeting be determined by a poll without first submitting the question to the meeting to be decided by a show of hands.

(b) Unless the Chair makes the determination referred to in rule 36(a) each question submitted to a general meeting is to be decided in the first instance by a show of hands.

(c) Unless a poll is demanded, a declaration by the Chair following a vote on a show of hands that a resolution has been passed or lost is conclusive, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(d) A poll may be demanded by a shareholder in accordance with the Corporations Act (and not otherwise) or by the Chair. No poll may be demanded on the election of a Chair of a meeting or, unless the Chair otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn.

37. Special Meetings

All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held under the operation of this Constitution or the Corporations Act.

38. Procedure for Polls

(a) When demanded, a poll may be taken in the manner and at the time the Chair directs.

(b) The result of a poll may be announced in the manner and at the time (whether during the relevant meeting or afterwards) as the Chair considers appropriate.

(c) The result of the poll is the resolution of the meeting at which the poll was demanded.

(d) The demand for a poll does not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

39. No Casting Vote for Chair

In the case of an equality of votes on a show of hands or on a poll the Chair of the meeting does not have a casting vote in addition to any vote to which the Chair may be entitled as a shareholder or as a proxy, attorney or properly appointed representative of a shareholder.

40. Representation and Voting of Shareholders

Subject to this Constitution and any rights or restrictions for the time being attached to any class or classes of shares:

(a) at meetings of shareholders or classes of shareholders each shareholder entitled to attend and vote may attend and vote in person or by proxy, by attorney or (where the shareholder is a body corporate) by representative;

(b) on a show of hands:

  (i) subject to rule 40(b)(ii) and (iii)), each Shareholder Present has one vote;

  (ii) where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

  (iii) where a person is entitled to vote because of rule 40(b)(i) in more than one capacity, that person is entitled only to one vote;

(c) on a poll, subject to rule 40(d), only Shareholders Present may vote and every Shareholder Present having the right to vote on the resolution has:

  (i) one vote for each fully paid share they hold; and

  (ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that shareholder's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion; and

(d) where the Directors have approved, consistently with the Corporations Act other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting, every shareholder having the right to vote on the resolution has:

  (i) one vote for each fully paid share they hold; and

  (ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that shareholder's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion.

41. Restriction on Voting Rights

A shareholder is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the shareholder in respect of shares have been paid.

42. Form of Proxy

(a) A shareholder who is entitled to attend and vote at a meeting of the Company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Corporations Act but not otherwise. A proxy appointed in accordance with the Corporations Act to attend and vote may exercise the rights of the shareholder on the basis of and subject to the restrictions provided in the Corporations Act but not otherwise.

(b) A form of appointment of a proxy is valid if it is in accordance with the Corporations Act and the Listing Rules or in any form (including electronic) which the Directors may prescribe or accept.

(c) Any appointment of proxy under this rule 42 which is incomplete may be completed by the Secretary on the authority of the Directors and the Directors may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

(d) Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the registered office and validated by the shareholder if there is compliance with the requirements set out in the notice.

(e) The validity of a resolution is not affected by the failure of any proxy or attorney to vote, in respect of that resolution, in accordance with the instructions (if any) of the principal given before the relevant meeting or adjourned meeting.

43. Validity of Proxies

(a) A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

(i) the previous death or unsoundness of mind of the principal;

(ii) the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

(iii) the transfer of the share in respect of which the instrument or power is given,

if no notice in writing of the death, unsoundness of mind, revocation or transfer (as the case may be) has been received by the Company at its registered office at least 48 hours (or any shorter period as the Directors may permit or specified by the Corporations Act) before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

(b) A proxy is not revoked by the principal attending and taking part in the meeting unless the principal actually votes at the meeting on a resolution for which the proxy is proposed to be used (in which case the proxy is revoked only in respect of any resolution in respect of which the principal actually votes).

(c) Voting instructions given by a shareholder to a Director or employee of the Company who is held out by the Company in material sent to shareholders as willing to act as proxy who is appointed as proxy (***Company Proxy***) are valid only if contained in the form of appointment of the Company Proxy. If a shareholder wishes to give a Company Proxy appointed by the shareholder new instructions or variations to earlier instructions, the new or varied instructions are only valid if either they are received at the registered office of the Company at least 48 hours before the meeting or adjourned meeting by a notice in writing signed by the shareholder or they are otherwise validated by the shareholder in a manner acceptable to the Directors in their discretion prior to the commencement of the meeting.

Appointment, Removal and Remuneration Of Directors

44. Appointment and Removal

(a) The shareholders in general meeting may appoint any person as a Director by resolution.

(b) No person other than a retiring Director or a Director vacating office under rule 44(d) is eligible to be elected a Director at any general meeting unless a notice of the Director's candidature is given to the Company at least 35 Business Days before the meeting (or, in the case of a meeting that shareholders have requested Directors to call, 30 Business Days).

(c) The number of Directors (not including alternate Directors) must be the number, not being less than three nor more than ten, which the Directors may determine but the Directors may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are to be natural persons.

(d) The Directors may at any time appoint any person as a Director either to fill a casual vacancy or as an addition to the board of Directors. Any Director appointed under this rule 44(d) (other than an exempt Managing Director) may hold office only until the next annual general meeting of the Company and is then eligible for election at that meeting.

45. No Share Qualification

Directors are not required to hold shares in the capital of the Company.

46. Retirement

(a) Subject to rule 53, a Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for election or re-election. If no Director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting is the Director who has been longest in office since their last election, but, as between persons who became Directors on the same day, the one to retire is (unless they otherwise agree among themselves) determined by ballot.

(b) A retiring Director under rule 46(a) is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

47. Remuneration

(a) The Directors are to be paid for their services as Directors.

(b) Each non-executive Director is to be paid or provided remuneration for services, determined by the Directors, at the time and in the manner determined by the Directors, the total amount or value of which in any year may not exceed an amount fixed by the Directors prior to the Company being admitted to the Official List of ASX and as disclosed in a prospectus. Any increase in the total amount payable by the Company to the non-executive Directors as remuneration for services must be approved by the Company in general meeting. The expression ***remuneration*** in this rule does not include any amount which may be paid by the Company under any of rules 47(e), 47(f), 49 and 76.

(c) The remuneration to be paid or provided under rule 47(b) is to be divided among the Directors in the proportions as they may agree or, if they cannot agree, equally among them.

(d) The remuneration to which a Director is entitled may be provided to a Director in cash or in any other form as is agreed between the Company and the Director. A Director may elect to forgo some or all of the Director's entitlement to cash remuneration in favour of another agreed form of remuneration and vice versa, provided the total cost to the Company of that Director's remuneration is not increased above the maximum for that Director under rule 47(c).

(e) The Directors are also entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, general meeting of the Company or otherwise in connection with the business or affairs of the Company.

(f) If any Director, with the approval of the Directors, performs extra services or makes any special exertions for the benefit of the Company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors

determine having regard to the value to the Company of the extra services or special exertions. Any special or additional remuneration must not include a commission on or percentage of profits or operating revenue or turnover.

(g) An executive Director may be appointed on terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

(h) Subject to the Corporations Act, a Director may be engaged by the Company in any other capacity (other than auditor) and may be appointed on terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

48. Vacation of Office

(a) In addition to the circumstances in which the office of a Director becomes vacant:

(i) under the Corporations Act;

(ii) under rule 46,

the office of a Director becomes vacant if the Director:

(iii) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(iv) resigns by notice in writing to the Company;

(v) is absent without the consent of the Directors from meetings of the Directors held during a continuous period of six months; or

(vi) dies.

(b) The office of a Director who is an employee of the Company or any of its subsidiaries is terminated on the Director ceasing to be employed but the person concerned is eligible for reappointment or re-election as a Director of the Company.

49. Retirement Allowance for Directors

(a) The Company may pay, provide or make any payment, pension, retiring allowance or other benefit (whether in the form of shares in the Company, shares in any other corporations or otherwise) to any Director of the Company or of a subsidiary or any other person in connection with the Director's retirement, resignation from or loss of office or death while in office.

(b) Subject to rule 49(a) the Directors may:

(i) make contracts or arrangements with a Director or a person about to become a Director of the Company or a subsidiary under which the Director or any person nominated by the Director is paid or provided with a payment, pension, retiring allowance or other benefit (whether in the form of shares in the Company, shares in any other corporation or otherwise) on or after the Director or person about to become a Director ceases to hold office for any reason; and

(ii) establish any fund or scheme to provide payments, pensions, retiring allowances or other benefits (whether in the form of shares in the Company, shares in any other corporation or otherwise) for:

(A) Directors, on them ceasing to hold office; or

(B) any person including a person nominated by the Director, in the event of the Director's death while in office,

and from time to time pay to the fund or scheme any sum as the Company considers necessary to provide those benefits.

(c) Without limiting rules 49(a) and 49(b), the Company may pay superannuation contributions for each Director to the extent necessary for the avoidance or minimisation of any penalty, charge, tax, or other impost on the Company under any applicable legislation which imposes a penalty, charge, tax or other impost on employers if a minimum level of superannuation contributions is not paid for an employee (within the meaning of the legislation).

50. Directors May Lend to the Company

Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company or underwrite or guarantee the subscription of Securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

51. Director May Appoint Alternate Director

Subject to this Constitution, each Director may appoint any person approved by a majority of the other Directors to act as an alternate Director in the Director's place, either for a stated period or until the happening of a specified event, whenever by absence or illness or otherwise the Director is unable to attend to duties as a Director. The appointment must be in writing and signed by the Director and a copy of the appointment must be given to the registered office or to a meeting of the Directors. The appointment takes effect on approval by a majority of the other Directors or, where the approval has been granted, at any later time specified in the appointment. The following provisions apply to any alternate Director:

(a) the appointment of the alternate Director is terminated or suspended on receipt at the registered office of notice in writing from the Director by whom the alternate Director was appointed;

(b) the alternate Director is entitled to receive notice of meetings of the Directors and to attend and vote at the meetings if the Director by whom the alternate Director was appointed is not present;

(c) the alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties which the appointing Director may exercise, to the extent the Director by whom the alternate Director

was appointed has not exercised or performed them or they have not been limited by the instrument appointing the alternate Director;

(d) the alternate Director is not, unless the Directors otherwise determine, (without affecting the right to reimbursement for expenses under rule 47) entitled to receive any remuneration as a Director from the company, and any remuneration (not including remuneration authorised by the Directors or reimbursement for expenses) paid to the alternate Director by the company is to be deducted from the remuneration of the Director by whom the alternate Director was appointed;

(e) the office of the alternate Director is terminated on the death of, or termination of office by, the Director by whom the alternate Director was appointed;

(f) the alternate Director is not to be taken into account in determining the number of Directors; and

(g) the alternate Director is, while acting as a Director, responsible to the company for the alternate Director's own acts and defaults and is not the agent of the Director by whom the alternate Director was appointed.

52. Exercise of Voting Power in Other Corporations

The Directors may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Directors determine (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them Directors of that corporation or voting or providing for the payment of remuneration to the Directors of that corporation) and a Director of the company may vote in favour of the exercise of those voting rights, despite the fact that the Director is, or may be about to be appointed, a Director of that other corporation and may be interested in the exercise of those voting rights.

Powers of Directors and Executives

53. Appointment of Executives

(a) The Directors may appoint one or more:

(i) executives of the Company to be Directors (subject to the provisions of this Constitution dealing with the appointment of persons as Directors); or

(ii) Directors as executives of the Company and determine the terms of such executive appointments; or

(iii) persons to be both executives and Directors (subject to the provisions of this Constitution dealing with the appointment of Directors) and determine the terms of such executive appointments.

(b) Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment made pursuant to this rule 53, with or without cause.

(c) The Directors may determine that anyone so appointed bears the title Managing Director or Finance Director or any other title the Directors determine.

(d) An exempt Managing Director is not subject to election and re-election. An exempt Managing Director is the Managing Director or, if there is more than one Managing Director, the Managing Director designated by the Directors to be an exempt Managing Director.

(e) If a person appointed as an executive or a Director under this rule 53 ceases to be a Director, then the executive appointment automatically terminates, subject to any contrary determination by the Directors (and without prejudice to any rights of any party under any relevant service agreement).

(f) If a person appointed as an executive or a Director under this rule 53 ceases to be an executive, then the person automatically ceases to be a Director unless the other Directors resolve that the person should remain a Director until the next annual general meeting, in which case that Director is treated as a retiring Director at that annual general meeting.

54. Powers of Directors and Managing Director

(a) The business of the Company is managed by the Directors, who may exercise all powers of the Company which are not, by the law or this Constitution, required to be exercised by the Company in general meeting.

(b) The Directors may, on the terms and conditions and with any restrictions as they determine, delegate to a Managing Director any of the powers exercisable by them and may at any time withdraw, suspend or vary any of those powers conferred on the Managing Director.

Proceedings of Directors

55. Proceedings

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they determine.

(b) Until otherwise determined by the Directors, two Directors form a quorum. Notice of meeting of the Directors may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or at any other address given to the Secretary by the Director or by any technology agreed by all the Directors.

56. Meetings by Technology

(a) For the purposes of the Corporations Act, each Director by consenting to be a Director (or by reason of the adoption of this Constitution), consents to the use of each of the following technologies for holding a Directors meeting:

(i) video;

(ii) telephone;

(iii) electronic mail;

(iv) any other technology which permits each Director to communicate with every other Director; or

(v) any combination of these technologies.

A Director may withdraw the consent given under this rule in accordance with the Corporations Act.

(b) Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i) the participating Directors are, for the purpose of every provision of this Constitution concerning meetings of the Directors, taken to be assembled together at a meeting and to be present at that meeting; and

(ii) all proceedings of those Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were physically present in the one location.

57. Chair of Directors

(a) The Directors may elect one of their number as their Chair and one as deputy Chair and may decide the period for which the Chair and deputy Chair are to hold office as Chair and deputy Chair. References to the Chair in this Constitution include, in the absence of the Chair, the deputy Chair (unless the context otherwise requires).

(b) Where a meeting of Directors is held and:

(i) a Chair has not been elected as provided by rule 57(a); or

(ii) the Chair is not present at the time appointed for the holding of the meeting or does not wish to Chair the meeting,

the deputy Chair is Chair of the meeting or, if rule 57(b)(i) or (ii) applies to the deputy Chair, the Directors present may elect one of their number to be Chair of the meeting.

58. Directors' Voting Rights and Exercise of Powers

(a) Subject to this Constitution, questions arising at a meeting of Directors are decided by a majority of votes of Directors present and voting.

(b) In the case of an equality of votes at a meeting of Directors, the Chair of the meeting has a casting vote in addition to the Chair's deliberative vote except that

the Chair of the meeting must not exercise a casting vote at any meeting at which only two of the Directors who are present are entitled to vote.

(c) Subject to the Corporations Act and the Listing Rules, a Director:

(i) who has an interest in a matter may vote in respect of that matter if it comes before the Directors and be counted as part of the quorum;

(ii) may enter into contracts with, or otherwise have dealings with, the Company; and

(iii) may hold other offices in the Company.

(d) A Director is not disqualified from the Director's office by contracting with the Company or any related body corporate of the Company in any capacity by reason of holding the office of Director.

(e) A Director is not liable to account to the Company for any profit realised by any contract or arrangement, by reason only of holding the office of Director or of the fiduciary relationship established by the office.

(f) Subject to the Corporations Act and the Listing Rules, a Director or any person who is an associate of a Director may participate in any issue by the Company of financial products.

(g) Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

59. Material Personal Interests

In relation to a contract or arrangement in which a Director has a material personal interest:

(a) the fact that the Director signed the document evidencing the contract or arrangement will not in any way affect its validity;

(b) a contract or arrangement made by the Company or any related body corporate with a Director may not be avoided merely because the Director is a party to the contract or arrangement or otherwise interested in it; and

(c) the Director will not be liable to account to the Company for any profit derived in respect of the contract or arrangement merely because of the Director's office or the fiduciary relationship it entails.

Nothing in this rule affects the duty of a Director:

(i) who holds any office or possesses any property whereby, directly or indirectly, duties or interests might be created in conflict with the Directors' duties or interests as a Director, to declare at a meeting of Directors, the fact and the nature, character and extent of the conflict; or

(ii) to comply with the Corporations Act.

60. Committees

(a) The Directors may delegate any of their powers to committees consisting of any one or more Directors or any other person or persons as the Directors think fit. In the exercise of delegated powers, any committee formed or person or persons appointed to the committee must conform to any regulations that may be imposed by the Directors. A delegate of the Directors may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

(b) The meetings and proceedings of any committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Directors so far as they are applicable and are not in conflict with or superseded by, any regulations made by the Directors under rule 60(a).

(c) Nothing in this rule 60 limits the power of the Directors to delegate.

61. Written Resolutions

A resolution in writing signed by all Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Directors) is a valid resolution of the Directors and is effective when signed by the last of all the Directors. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is considered a document in writing signed by the Director and is deemed to be signed when received in legible form. For the purpose of this rule 61 the references to Directors include any alternate Director for the time being present in Australia who is appointed by a Director for the time being not present in Australia but do not include any other alternate Directors.

62. Defects in Appointments

(a) All actions at any meeting of the Directors or by a committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been properly appointed and was qualified and continued to be a Director or a member of the committee.

(b) If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or calling a general meeting of the Company, but for no other purpose.

Secretaries

63. Secretaries and Other Officers

(a) A Secretary of the Company holds office, on the terms and conditions as to remuneration and otherwise, as the Directors decide.

(b) The Directors may at any time terminate the appointment of a Secretary.

64. Other Officers

(a) The Directors may from time to time:

(i) create any other position or positions in the Company with the powers and responsibilities as the Directors may from time to time confer; and

(ii) appoint any person, whether or not a Director, to any position or positions created under rule 64(a)(i).

(b) The Directors may at any time terminate the appointment of a person holding a position created under rule 64(a)(i) and may abolish the position.

Seals

65. Seals and their Use

The Company may have a common seal and a duplicate common seal which are to be used by the Company as determined by the Directors.

Dividends, Interest and Reserves

66. Powers to Determine Dividends and Pay Interest

(a) The Directors may from time to time determine that a Dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares or other Securities in another body corporate (or any combination of them).

(b) No Dividend bears interest against the Company.

67. Crediting of Dividends

(a) Subject to any special rights or restrictions attached to any shares, every Dividend on a share in the Company is to be paid as follows, unless otherwise determined by the Directors:

(i) if the share to which a particular Dividend relates is fully paid and was fully paid during the whole period in respect of which the Dividend is to be paid,

that Dividend is equal to the Dividend paid on each other share which was fully paid during the whole period in respect of which the Dividend is to be fully paid; and

(ii) if the share to which a particular Dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the Dividend is to be paid, that Dividend is apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the Dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the Dividend is to be paid.

(b) An amount paid on a share in advance of a call is not taken for the purposes of rule 67(a)(ii) to be paid on the share.

(c) Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that Dividends are to be paid out of a particular source or particular sources, and in those circumstances the Directors may in their absolute discretion:

(i) allow each or any shareholder to elect from which specified sources that particular shareholder's Dividend may be paid by the Company; and

(ii) where elections are permitted and any shareholder fails to make an election, identify the particular source from which Dividends are payable.

68. Deduction of Unpaid Amounts

The Directors may apply any part of any Dividend otherwise payable to a shareholder towards satisfaction of all sums of money presently payable by the shareholder to the Company on account of calls or otherwise in relation to shares in the Company.

69. Distributions in Kind

If the Directors have determined to pay a Dividend or to return capital by a reduction of capital, a buy-back or otherwise, wholly or partly by the distribution of specific assets (including by the issue of shares or other financial products or by the transfer of shares or financial products), the Directors may do one or more of the following:

(a) if a difficulty arises in regard to that distribution, settle the matter as they determine and fix the value for distribution of the specific assets or any part of those assets;

(b) decide that cash payments may be made, and make the payments to any shareholders on the basis of the value fixed by them in order to appropriately adjust the rights of all shareholders as the Directors determine in their discretion;

(c) vest any specific assets in trustees; and

(d) authorise any person to make, on behalf of all the shareholders entitled to any financial products, an agreement with the Company (or other relevant body corporate) providing for the issue or transfer to them of any further financial

products and, in executing the document, the officer acts as agent and attorney for the shareholders.

70. Payment of Distributions

(a) Any Dividend, interest or other money payable in cash in respect of Securities may be paid in any manner and by any means determined by the Directors, at the sole risk of the intended recipient. Without limiting any other means of payment which the Directors may adopt, any payment may be made:

(i) by cheque sent through the post directed to:

(A) the address of the Security holder as shown in the Securities register or, in the case of joint holders, to the address shown in the Securities register as the address of the joint holder first named in that Securities register; or

(B) any other address as the Security holder or joint holders in writing directs or direct; or

(ii) by electronic funds transfer to an account with a bank or other financial institution nominated by the Security holder or joint holders in writing and acceptable to the Company.

(b) Without limiting Rule 70(d), if the Directors decide to make a payment by electronic funds transfer under Rule 70(a) and an account is not nominated by the shareholder or joint holders in accordance with the requirements of Rule 70(a)), the Company may hold the amount payable in a separate account of the Company until the holder or joint holders nominate an account in accordance with the requirements of Rule 70(a).

(c) Payments of Dividends and other distributions by the Company may be made in Australian dollars or any other currency determined by the Directors in their discretion. Payments in different currencies may be made to different Security holders as determined by the Directors in their discretion. If a payment is made in a currency other than Australian dollars the Directors may determine in their discretion the appropriate exchange rate and the time of calculation to calculate the amount payable in the relevant currency. The determinations of the Directors are, in the absence of manifest error, final.

(d) Subject to law, all Dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law.

Capitalisation of Profits

71. Capitalisation of Profits

(a) The Company in general meeting or the Directors may resolve:

(i) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to Security holders; and

(ii) that the sum referred to in rule 71(a)(i) be applied, in any of the ways mentioned in rule 71(b), for the benefit of Security holders in full satisfaction of their interest in the capitalised sum, in the proportions to which those Security holders would have been entitled in a distribution of that sum by way of Dividend or if there is no proportional entitlement, as the Directors determine.

(b) The ways in which a sum may be applied for the benefit of Security holders under rule 71(a) are:

(i) in paying up any amounts unpaid on Securities held by Security holders;

(ii) in paying up in full unissued Securities to be issued to Security holders as fully paid;

(iii) partly as mentioned in rule 71(b)(i) and partly as mentioned in rule 71(b)(ii); or

(iv) any other application permitted by law or the Listing Rules.

(c) Where the conditions of issue of a partly paid Security provide, the holder is entitled to participate in any application of a sum under rule 71(b) to a greater extent than would have been the case had those funds been distributed by Dividend but not to any greater extent than permitted by the terms of issue.

(d) The Directors may do all things they consider necessary to give effect to the resolution and, in particular, to the extent they consider necessary to adjust the rights of the Security holders amongst themselves, may:

(i) fix the value for distribution of the specific assets or any part of those assets;

(ii) issue fractional certificates or make cash payments in cases where Securities become issuable in fractions or determine that fractions may be disregarded or that any fractional entitlements are to be increased to the next whole number;

(iii) vest any cash or specific assets in trustees on trust for the persons entitled as they determine; and

(iv) authorise any person to make, on behalf of all the Security holders entitled to any further Securities on the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any further Securities or for the payment by the Company on their behalf the

amounts or any part of the amounts remaining unpaid on their existing Securities by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the Security holders concerned.

Notices

72. Notices Generally

Subject to the Corporations Act and the Listing Rules:

(a) A notice may be given by the Company to any Security holder by, in its discretion:

(i) serving it on the Security holder personally;

(ii) sending it by post to the Security holder or leaving it at the Security holder's address as shown in the Securities register or the address supplied by the Security holder to the Company for the giving of notices;

(iii) transmitting it to the fax number supplied by the Security holder to the Company for the giving of notices;

(iv) transmitting it electronically to the electronic mail address given by the Security holder to the Company for giving notices; or

(v) serving it in any manner contemplated in this rule 72(a) on a Security holder's attorney as specified by the Security holder in a notice given under rule 72(b).

(b) By written notice to the Secretary left at or sent to the registered office or Securities registry, a Security holder may request that all notices to be given by the Company or the Directors be served on the Security holder's attorney at an address specified in the notice and the Company may do so in its discretion.

(c) Notice to a Security holder whose address for notices is outside Australia may be sent by airmail, air courier, fax or electronic mail.

(d) Any notice sent by post is considered to have been served at the expiration of 24 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a Security holder personally or left at the Security holder's address as shown in the Securities register or the address supplied by the Security holder to the Company for the giving of notices is considered to have been served when delivered. Any notice served on a Security holder by facsimile or other electronic transmission is considered to have been served when the transmission or notification is sent.

(e) Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any Securities is bound by every notice which, prior to the person's name and address being entered in the Securities register in respect of the Securities, was properly given to the person from whom the person derived title to those Securities.

(f) A notice served in accordance with this Constitution is (despite the fact that the Security holder is then dead and whether or not the Company has notice of the Security holder's death) considered to have been properly served in respect of any registered Securities, whether held solely or jointly with other persons by the Security holder, until some other person is registered in the Security Holder's place as the holder or joint holder. The service is sufficient service of the notice or document on the Security holder's personal representative and any persons jointly interested with the Security holder in the Securities.

Winding Up

73. Winding Up

(a) If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(b) Any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Corporations Act relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

(c) If any shares to be divided in accordance with rule 73(b) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within 10 business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

Indemnity

74. Indemnity of Officers, Insurance and Access

(a) The Company is to indemnify each officer of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer.

(b) Where the Directors consider it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company.

(c) Where the Directors consider it appropriate, the Company may:

(i) make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer; and

(ii) bind itself in any contract or deed with any officer of the Company to make the payments.

(d) Where the Directors consider it appropriate, the Company may:

(i) give a former Director access to certain papers, including documents provided or available to the Directors and other papers referred to in those documents; and

(ii) bind itself in any contract with a Director or former Director to give the access.

(e) In this rule 74:

(i) ***officer*** means:

(A) a Director or Secretary; or

(B) a person appointed as a trustee by, or acting as a trustee at the request of, the Company,

and includes a former officer.

(ii) ***duties of the officer*** includes, in any particular case where the Directors consider it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the Company or, where applicable, the subsidiary of the Company to any other corporation.

(iii) ***to the relevant extent*** means:

(A) to the extent the Company is not precluded by law from doing so;

(B) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, but without limitation, a subsidiary or an insurer under any insurance policy); and

(C) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.

(iv) ***liability*** means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body.

Small Shareholdings

75. Sale of Small Holdings

(a) (i) In this rule unless the context otherwise requires:

Divestment Notice means a notice in writing stating or to the effect that the Company intends to sell or arrange the sale of the shares of a shareholder unless within the Specified Period (which must be set out in the notice):

(A) the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder notifies the Company in writing of the increase;

(B) the shares are sold by the shareholder; or

(C) except in respect of a Divestment Notice sent to a prescribed New Small Holder, the shareholder gives to the Company a written notice that the shareholder wishes to retain the shares.

Effective Date means the date on which this rule 75 was included in this Constitution.

New Small Holder means a shareholder who holds less than a Marketable Parcel of shares in the Company where:

(A) the holding is a new holding created by the transfer of a parcel of shares that was less than a Marketable Parcel at the time a proper ASTC transfer was initiated or a paper based transfer was lodged; and

(B) the transfer occurred after the Effective Date.

Notice Date means the date on which the Company sends to a shareholder a Divestment Notice.

Prescribed New Small Holder means a New Small Holder which the Company determines should be treated as a Prescribed New Small Holder with the consequences set out in this rule and, accordingly, is a person to whom the Company determines to send a Divestment Notice specifying seven days as the Specified Period.

Sale Period means the period of either seven days following the expiration of the Specified Period or, where rule 75(b)(iv) applies, seven days following the date of receipt by the Company of revocation of the notice referred to in rule 75(b)(iii)(C).

Small Holder means a shareholder who holds less than a Marketable Parcel of shares in the Company but does not include a Prescribed New Small Holder.

Specified Period means either:

(A) a period of not less than six weeks after the Notice Date, as determined by the Company; or

(B) if the Company in its discretion determines in the case of a New Small Holder, the period of seven days after the Notice Date.

The terms ***Marketable Parcel*** and ***Takeover*** have the same meaning as they are given in the Listing Rules and the terms ***Holding Adjustment*** and ***Issuer Sponsored Holding*** have the same meaning as they are given in the ASTC Settlement Rules.

(ii) Where under this rule powers are conferred on the Secretary the powers may be exercised either by the Secretary or by any person nominated by the Secretary.

(b) (i) If the Secretary determines that a shareholder is a Small Holder or a Prescribed New Small Holder, the Secretary may send (subject to rule 75(b)(ii)) a Divestment Notice to the shareholder.

(ii) Subject to rule 75(e), the Company may not give more than one Divestment Notice to a particular shareholder in any 12 month period.

(iii) Where the Company has sent to a shareholder a Divestment Notice then, unless within the Specified Period:

(A) the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder has notified the Company in writing of the increase;

(B) the relevant shares are sold by the shareholder;

(C) (save in respect of Prescribed New Small Holders who are not entitled to give notice of a wish to retain the relevant shares) the shareholder gives to the Company a written notice that the shareholder wishes to retain the relevant shares,

the shareholder is deemed to have irrevocably appointed the Company as the shareholder's agent to sell the shares the subject of the Divestment Notice during the Sale Period at the price and on the terms determined by the Secretary in the Secretary's sole discretion and to receive the proceeds of sale on behalf of the shareholder. Nothing in this rule obliges the Company to sell the shares. For the purposes of the sale, the Company may initiate a Holding Adjustment to move all the shares from a CHESS holding to an Issuer Sponsored Holding or a certificated holding or to take any other action the Company considers necessary or desirable to effect the sale.

(iv) Where a shareholder (not being a Prescribed New Small Holder) has given to the Company notice under rule 75(b)(iii)(C) the shareholder may at any time revoke the notice and on revocation the Company is constituted the shareholder's agent as provided in rule 75(b)(iii).

(v) The Secretary may execute on behalf of a shareholder a transfer of the shares in respect of which the Company is appointed agent under rule 75(b)(iii) in the manner and form the Secretary considers necessary and to deliver the transfer to the purchaser. The Secretary may take any other action on behalf of the shareholder as the Secretary considers necessary to effect the sale and transfer of the shares.

(vi) The Company may register a transfer of shares whether or not any certificate for the shares has been delivered to the Company.

(vii) If the shares of two or more shareholders to whom this rule applies are sold to one purchaser, the transfer may be effected by one transfer.

(viii) If shares are sold under this rule, the Company must:

(A) within a reasonable time after completion of the sale, inform the former shareholder of the sale and the total sale proceeds received by the Company; and

(B) if any certificate for the shares the subject of the transfer has been received by the Company (or the Company is satisfied that the certificate has been lost or destroyed or that its production is not essential), within 60 days after completion of the sale, cause the proceeds of sale to be sent to the former shareholder (or, in the case of joint holders, to the holder whose name appeared first in the register of members in respect of the joint holding). Payment may be made in any manner and by means as determined by the Directors and is at the risk of the former shareholder.

(ix) The Company bears the costs of sale of the transferor of shares sold under this rule (but is not liable for tax on income or capital gains of the former shareholder).

(x) All money payable to former shareholders under this rule which is unclaimed for one year after payment may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law. No money payable under this rule by the Company to former shareholders bears interest as against the Company.

(c) (i) A certificate signed the Secretary stating that shares sold under this rule have been properly sold discharges the purchaser of those shares from all liability in respect of the purchase of those shares.

(ii) When a purchaser of shares is registered as the holder of the shares, the purchaser:

(A) is not bound to see to the regularity of the actions and proceedings of the Company under this rule or to the application of the proceeds of sale; and

(B) has title to the shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.

(d) Any remedy of any shareholder to whom this rule applies in respect of the sale of the shareholder's shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

(e) On the date on which there is announced a Takeover, the operation of this rule is suspended. Despite rule 75(b)(ii), on the close of the offers under the Takeover the Company may invoke the procedures set out in this rule.

Dividend Reinvestment Plans

76. Dividend Reinvestment Plans

(a) The Directors may:

(i) establish one or more plans under which some or all shareholders may elect:

(A) that Dividends to be paid in respect of some or all of the shares from time to time held by the shareholder are to be satisfied by the issue of fully paid shares;

(B) that Dividends from the Company not be determined or paid and that instead a payment or distribution other than a Dividend (including, without limitation, an issue of bonus shares, with no amount credited to the share capital account in connection with the issue of those shares) be made by the Company;

(C) that cash Dividends from the Company not be paid and that instead a cash Dividend or payment or other distribution (including, without limitation, an issue or transfer of Securities) be received from the Company, a related corporation of the Company or any other entity determined by the Directors; and

(D) to participate in a Dividend selection plan, including but not limited to a plan under which shareholders may elect to receive a Dividend from the Company or any related corporation which is less in amount but franked to a greater extent than the ordinary cash Dividend determined by the Company or any related corporation or to receive a Dividend from the Company or any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash Dividend determined by the Company or any related corporation;

(ii) on or after establishment of any plan, extend participation in it, in whole or in part, to some or all of the holders of debt obligations of the Company in respect of interest on those obligations as if that interest were Dividends; and

(iii) vary, suspend or terminate the plan.

(b) Any plan takes effect in accordance with its terms and the Directors may do all things necessary and convenient for the purpose of implementing the plan, including, the making of each necessary allotment of shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds which may lawfully be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

(c) For the purpose of giving effect to a plan, appropriations, capitalisations, applications, payments and distributions as referred to in this rule may be made and the powers of the Directors under this rule apply and may be exercised (with any adjustments as may be required) even if only some of the shareholders or holders of shares of any class participate in the appropriations, capitalisation, application, payment or distribution.

(d) In offering opportunities to shareholders to participate in a plan, the Directors may give information which in their opinion may be useful to assist shareholders in assessing the opportunity and making requests to their best advantage. The Directors, the Company and its officers are not responsible for, nor are they obliged to provide, any legal, taxation or financial advice in respect of the choices available to shareholders.

(e) The Directors are under no obligation:

(i) to admit any shareholder as a participant in any plan; nor

(ii) to comply with any request made by a shareholder who is not admitted as a participant in a plan.

(f) In establishing and maintaining a plan, the Directors may exercise the powers conferred on them by the terms of the plan, by this Constitution or by the Corporations Act.

Employee Share Plans

77. Employee Share Plans

The Directors may, subject to the Listing Rules:

(a) implement an employee share plan (on the terms they determine) under which Securities of the Company or of a related body corporate may be issued or otherwise provided to or for the benefit of any officer (including any Director) or employee of the Company or of a related body corporate or affiliate of the Company or to a relative of that officer or employee or to a company, trust or other entity or arrangement in which that officer or employee or a relative of that officer or employee has an interest;

(b) amend, suspend or terminate any employee share plan implemented by them; and

(c) give financial assistance in connection with the acquisition of Securities of the Company or of a related body corporate under any employee share plan in any manner permitted by the Corporations Act.

(d) Rule 77(a) does not limit the Directors' powers to establish an employee share plan or limit the scope or structure of a plan.

Takeover Approval Provisions

78. Restriction on Registration

(a) Subject to the Corporations Act and the Listing Rules, the registration of any transfer of shares giving effect to a takeover contract under a proportional takeover bid in respect of shares in a class of shares in the Company is prohibited unless and until a resolution to approve the takeover bid is passed in accordance with this rule 78.

(b) Subject to rule 78(c), the only persons entitled to vote on a resolution to approve a proportional takeover bid are those persons who, as at the end of the day on which the first offer under the takeover bid was made, held shares included in the bid class in respect of which the offer was made. Each person entitled to vote has one vote for each share in the relevant class held by the person at that time.

(c) Neither the bidder under the takeover bid nor any associate of the bidder is entitled to vote on the resolution.

(d) The resolution is to be considered at a meeting convened and conducted by the Company of the persons entitled to vote on the resolutions. The provisions of this Constitution relating to general meetings apply to the meeting with any modifications the Directors decide are required in the circumstances.

(e) The resolution is taken to have been passed only if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%.

(f) This rule ceases to have effect on the third anniversary of the date of the adoption or the last renewal of this rule.

79. Restricted Securities

(a) Restricted securities within the meaning of the Listing Rules cannot be disposed of except as permitted by the Listing Rules or ASX.

(b) The Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities within the meaning of the Listing Rules except as permitted by the Listing Rules or ASX.

(c) During a breach of the Listing Rules relating to restricted securities within the meaning of the Listing Rules or a breach of a restriction agreement relating to the restricted securities, the holder of the restricted securities is not entitled to any dividend or distribution or voting rights in respect of the restricted securities.

RECEIVED

2007 MAY 16 A 10:23

ASX Company Announcement

Date:	Thu Apr 5 08:39:44 2007
Document Image #:	00709210
Announcement Type:	Admission to Official List
ASX Description:	BLY Admission to Official List

Connect 4 Summary:

Company Summary:

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

5 April 2007

Boart Longyear Limited

ADMISSION TO OFFICIAL LIST

Boart Longyear Limited was admitted to the Official List of ASX Limited on Thursday, 5 April 2007.

Official Quotation of the following securities will commence at 11.00 am E.S.T. on Thursday, 5 April 2007.

1,269,158,552	ordinary shares fully paid at $1.85 per share

Security Code: BLY

Kim-Ly Nguyen
Senior Adviser, Issuers (Sydney)

ASX Company Announcement

Date:	Thu Apr 5 08:40:34 2007
Document Image #:	00709211
Announcement Type:	Top 20 Shareholders
ASX Description:	BLY Pre-quotation Disclosure

Connect 4 Summary:

Company Summary:

BOART LONGYEAR

4 April 2007

ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement – Pre-Quotation Disclosure

Please see attached announcement to ASX Limited.

Yours sincerely

FABRIZIO RASETTI
Company Secretary

BOART LONGYEAR

ASX Announcement

Boart Longyear Limited
(ABN 49 123 052 728)

Pre-Quotation Disclosure

The following information is provided by Boart Longyear Limited (***Boart Longyear***) to ASX Limited (***ASX***) for release to the market in connection with the official quotation and conditional trading of the fully paid ordinary shares in Boart Longyear (***Boart Longyear Shares***) in connection with the initial public offering of Boart Longyear Shares (the ***Offer***) pursuant to the Prospectus dated 9 March 2007 (***Prospectus***).

Final Price

The price paid by applicants under the Retail Offer and the Institutional Offer (the ***Final Price***) is A$1.85 per Boart Longyear Share.

Basis of Allocation and Procedure for Determining Entitlements

The basis of allocation of Boart Longyear Shares pursuant to the Offer is as follows:

Retail Offer

- General Offer

  Valid applications under the General Offer have been scaled back. Valid applications under the General Offer have been allocated the first A$2,000 worth of Boart Longyear Shares applied for and 20% of their applications thereafter.

  The basis of allocation and the procedures by which applicants may determine their precise allocations are described in the attached advertisement to be published in *The Australian Financial Review*, *The Australian*, *The Brisbane Courier Mail*, *The Sydney Morning Herald*, *The Melbourne Age*, *The Adelaide Advertiser*, *The West Australian*, *The Canberra Times*, *The NT News* and *The Hobart Mercury* on 5 April 2007.

  Applicants under the General Offer may confirm their allocations by telephoning the Boart Longyear Offer Information Line on 1800 781 633 from 8.30am (Sydney time) on 5 April 2007.

  Applications received after the close of the Offer, or that were accompanied by cheques that were subsequently dishonoured, have not been allocated any Boart Longyear Shares. Multiple applications submitted by the same person have been aggregated for the purposes of the scale back.

- *Priority Offer*

  Valid applications under the Priority Offer have been accepted in full.

- *Broker Firm Offer*

  Valid applications under the Broker Firm Offer have been accepted in full, subject to the size of each Broker's overall firm allocation (of which brokers have been notified). Broker Firm Offer applicants should confirm their allocations with their adviser.

Institutional Offer

The Joint Lead Managers, Macquarie Equity Capital Markets Limited, Goldman Sachs JBWere Pty Ltd and UBS AG, Australia Branch, have advised institutional applicants of their allocations.

Conditions for the Conditional Market

Boart Longyear Shares are expected to commence trading on ASX on 5 April 2007 at 11am (Sydney time) on a conditional and deferred settlement basis under the code 'BLY'.

The conditions for the conditional market on ASX are:

- initial settlement (that is, settlement in respect of all, or substantially all, of the Boart Longyear Shares the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements); and
- the allotment and transfer of Boart Longyear Shares to successful applicants,

(together, ***Settlement***).

It is expected that these conditions will be satisfied on or about 12 April 2007.

Trading on ASX will then be on an unconditional but deferred settlement basis until Boart Longyear has advised ASX that initial holding statements have been despatched to shareholders. Trading on ASX is expected to commence on a normal settlement basis on or about 16 April 2007.

If Settlement has not occurred within 14 days (or such longer period as ASX allows) after the day that Boart Longyear Shares are first quoted on ASX, the Offer and all contracts arising on acceptance of applications and bids will be cancelled and of no further effect and all application monies will be refunded (without interest). In these circumstances, all purchases and sales made through ASX participating organisations during the conditional trading period will be cancelled and of no effect.

Number of Boart Longyear Shares to be issued under the Offer

A total of 1,269,158,552 Boart Longyear Shares will be issued under the Offer, as follows:

	Number of Boart Longyear Shares
Retail Offer	
General Offer	2,396,216
Priority Offer	3,009,185
Broker Firm Offer	310,797,870
Institutional Offer	952,955,281
TOTAL	**1,269,158,552**

BOART LONGYEAR

Amount Raised

The total amount raised under the Offer will be approximately A$2.35 billion.

Issue of Shares to Vendors

As described in Section 3.2 of the Prospectus, a total of 676,997,077 redeemable notes (***RNs***) and 216,091,448 exchangeable notes (***ENs***) in Boart Longyear Investments, a wholly owned subsidiary of Boart Longyear, will be issued to the Vendors (as defined in the Prospectus) upon settlement under the Offer, being 11 April 2007.

As described in Section 3.2 of the Prospectus:

- on allotment of Shares under the Offer, each EN will be exchanged for one Boart Longyear Share, such that the Vendors will hold in total 216,091,448 Boart Longyear Shares (excluding any additional Shares allocations made to the Vendors under the Offer) immediately following allotment; and
- the RNs will be redeemed for cash shortly after allotment, and each RN will be redeemed at the Final Price.

Issue of Shares to Management Investors

As described in Section 3.11 of the Prospectus, Management Investors (as defined in the Prospectus) will be issued with Boart Longyear Shares under and in connection with the Offer. A total of 36,552,922 Boart Longyear Shares will be issued to the Management Investors pursuant to their investment described in Section 3.11 of the Prospectus.

A total of approximately 18,144,557 Boart Longyear Shares will be issued to the Management Investors pursuant to the equity arrangements described in Section 3.11 of the Prospectus in October and December 2007.

These Boart Longyear Shares are subject to voluntary escrow restrictions (described in Section 3.11 of the Prospectus) which expire on the later of the first anniversary of settlement of the Offer and three business days following the announcement of Boart Longyear's FY2007 results.

Intended Date of Allotment and Despatch

The intended date of allotment of new Boart Longyear Shares is 12 April 2007.

Shareholder holding statements are expected to be despatched on 12 April 2007. Refund cheques for General Offer applicants in the amount of any unfulfilled application monies are expected to be despatched on 12 April 2007.

Indicative Top 20 Shareholder List

An indicative statement of the 20 largest holders of Boart Longyear Shares is attached.

BOART LONGYEAR

Indicative Distribution Schedule

An indicative distribution schedule of the number of Boart Longyear Shares is attached in the form contained in Appendix 1A, paragraph 48.

Pro Forma Balance Sheet

An updated pro forma parent entity (Boart Longyear Limited) balance sheet as at 31 December 2006 based on the total amount raised under the offer is set out below.

	Pro forma US$m	Pro forma A$m
Non-current assets		
Investments in subsidiaries	2,052.2	2,607.6
Deferred tax assets	17.5	22.3
Total non-current assets	**2,069.7**	**2,629.9**
Total assets	**2,069.7**	**2,629.9**
Net assets	**2,069.7**	**2,629.9**
Equity		
Issued capital	2,069.7	2,629.9
Total equity	**2,069.7**	**2,629.9**

FABRIZIO RASETTI
Company Secretary
Boart Longyear Limited

4 April 2007

BOART LONGYEAR

Form of Advertisement of Final Pricing and Allocation Policy

Boart Longyear Limited
Initial Public Offer

FINAL PRICE AND ALLOCATION POLICY

IMPORTANT NOTICE TO ALL APPLICANTS UNDER THE BOART LONGYEAR LIMITED INITIAL PUBLIC OFFER

The Boart Longyear Limited ("Boart Longyear") Retail Offer closed on Wednesday, 28 March 2007 and the Boart Longyear Institutional Offer closed on Tuesday, 3 April 2007.

FINAL PRICE

The Final Price to be paid by Applicants under the Retail and Institutional Offers is A$1.85 per Share. Applicants under the Retail Offer will receive a refund where their Application was rejected or scaled back.

The total proceeds from the Initial Public Offer will be approximately A$2.35 billion.

ALLOCATION POLICY

Valid applications under the Priority Offer have been accepted in full.

Valid applications under the Broker Firm Offer have been accepted in full, subject to the size of each broker's overall firm allocation. Broker Firm Applicants should confirm their allocations with their advisor.

Valid applications under the General Offer have been significantly scaled back. Valid applications under the General Offer have been allocated the first A$2,000 worth of Shares applied for and 20% of their application thereafter at the Final Price of A$1.85 per Share.

Applicants under the Retail Offer should confirm their allocations by telephoning the Boart Longyear Offer Information Line on 1800 781 633 (from within Australia) or + 61 2 8280 7488 (from outside Australia) from 8.30am (Sydney time) today.

Applications received after the close of the Offer, or that were accompanied by cheques that were subsequently dishonoured, have not been allocated any Boart Longyear Shares. Multiple applications which were believed to be submitted by the same person have been aggregated for the purposes of the scale back.

Successful Applicants under the Institutional Offer have been advised of their allocations by the Joint Lead Managers.

All applicants are responsible for confirming the number of Boart Longyear Shares allocated to them prior to selling any Boart Longyear Shares. Applicants who sell Boart Longyear Shares before receiving their allotment confirmation do so at their own risk.

CONDITIONAL AND DEFERRED SETTLEMENT TRADING OF BOART LONGYEAR SHARES

Boart Longyear Shares are expected to commence trading on ASX today, Thursday, 5 April 2007, at 11.00am (Sydney time) on a conditional and deferred settlement basis under the ASX code of BLY. Conditional trading will continue until Boart Longyear has advised ASX that settlement of the issue of Shares under the Offer has occurred (as described in Section 3.12 of the Boart Longyear Prospectus), which is expected to be on or about Wednesday, 11 April 2007. Trading on ASX will then be on an unconditional and deferred settlement basis until Boart Longyear has advised ASX that initial holding statements have been despatched to Shareholders, which is expected to occur on or about Thursday, 12 April 2007. Trading on a normal settlement basis is expected to commence on or about Monday, 16 April 2007.

REFUND CHEQUES

Cheques relating to the refund of Application Monies are expected to be dispatched on Thursday, 12 April 2007.

BOART LONGYEAR

FURTHER INFORMATION

Applicants with any questions regarding the Boart Longyear Initial Public Offer should contact the Boart Longyear Offer Information Line on 1800 781 633 (from within Australia) or + 61 2 8280 7488 (from outside Australia).

This notice contains general information only and does not take into account the investment objectives, financial situation or particular needs of individual investors. Investors should obtain their own independent advice from a qualified financial adviser having regard to their own investment objectives, financial situation and needs. This notice does not constitute an offer of securities for sale in the United States. Boart Longyear Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

BOART LONGYEAR

Indicative Top 20 Shareholder List

	Institution	%	Shares
1.	Citicorp Nominees Pty Ltd	10.55%	156,619,613
2.	HSBC Bank Australia Pty Ltd	9.43%	140,023,429
3.	Westpac Custodian Nominees Pty Ltd	8.89%	132,000,109
4.	JPMorgan Chase Nominees Pty Ltd	7.46%	110,791,115
5.	National Nominees Pty Ltd	7.36%	109,250,723
6.	ANZ Nominees Pty Ltd	6.80%	100,984,265
7.	Asguard Capital Management Ltd	6.04%	89,765,220
8.	Tyndall Investors Pty Ltd	4.85%	72,100,010
9.	JPMorgan Nominees Australia Ltd	3.57%	52,954,250
10.	Cogent Nominees Pty Ltd	3.50%	51,954,250
11.	UBS AG Australia	2.35%	34,954,250
12.	RBC Nominees Pty Ltd	2.22%	32,972,550
13.	Permanent Trustee	1.41%	20,963,400
14.	Invia Custodian Pty Ltd	0.81%	11,981,000
15.	UBS Nominees Pty Ltd	0.74%	11,000,800
16.	Equity Trustees Pty Ltd	0.74%	10,990,850
17.	Leveq Nominees Pty Ltd	0.67%	9,980,000
18.	Fortis Clearing Sydney Pty Ltd	0.61%	8,990,550
19.	Perpetual Trustees Pty Ltd	0.54%	7,990,200
20.	MF Custodians Pty Ltd	0.47%	6,990,750
		78.99%	1,173,257,334

Total Number of Shares on Issue	1,485,250,000
Top 20 as % of total shares on issue	78.99%

BOART LONGYEAR

Indicative Distribution of Shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 to 1,000	4	0.03%	1,814	0.00%
1,001 to 5,000	2,797	22.37%	6,309,049	0.42%
5,001 to 10,000	2,974	23.79%	19,064,339	1.28%
10,001 to 100,000	6,166	49.32%	141,768,897	9.55%
100,001 and Over	560	4.48%	1,318,105,901	88.75%
Total	12,501	100.00%	1,485,250,000	100.00%

ASX Company Announcement

Date:	Thu Apr 5 10:34:13 2007
Document Image #:	00709306
Announcement Type:	Company Administration – Other
ASX Description:	BLY Appendix 1A – ASX Listing application &agreement

Connect 4 Summary:

Company Summary:

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. Application for admission to the +official list;
2. Information to be completed; and
3. Agreement to be completed.

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Part 1 - Application for admission to the official list

Name of entity	ABN
Boart Longyear Limited	**49 123 052 728**

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

		Number	+Class
2	+Main class of +securities	**Between 1,262 million and 1,278 million. Actual number to be provided.**	**Fully paid ordinary shares**
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class
			Nil

+ See chapter 19 for defined terms.

Number not to be quoted	+Class
	Nil

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	**Level 25, Chifley Tower** **Chifley Square** **Sydney NSW 2000** **Phone: (02) 9293 2599** **Fax: To be provided** **Email: ahenriksen@boartlongyear.com**
5	Address of principal +security registries for each +class of +security (including +CDIs)	**Link Market Services Ltd** **Level 12** **680 George Street** **Sydney NSW 2000**
6	Annual balance date	**31 December**

Companies only
(Other entities go to 19)

7	Name and title of chief executive officer/managing director	**Paul Brunner** **Managing Director and Chief Executive Officer**
8	Name and title of chairperson of directors	**Graham John Bradley** **Non-Executive Chairman**
9	Names of all directors	**Paul Brunner** **Graham John Bradley** **Bruce Robert Brook** **Geoffrey Arthur Handley** **David Ray McLemore** **Peter Bligh St George**

+ See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	**A Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is the longer, without submitting for re-election. If required by the Listing Rules, the Director longest in office since their last appointment must retire by rotation (see Rule 46(a) of the Constitution attached as Annexure B).**
11	Name and title of company secretary	**Fabrizio Rasetti** **Company Secretary**
12	Place of incorporation	**Victoria**
13	Date of incorporation	**2 January 2007**
14	Legislation under which incorporated	**Corporations Act 2001 (Cth)**
15	Address of registered office in Australia	**Level 25, Chifley Tower** **Chifley Square** **Sydney NSW 2000**
16	Month in which annual meeting is usually held	**May**
17	Months in which dividends are usually paid (or are intended to be paid)	**March (final) and September (interim)**
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	**Not applicable**

+ See chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	**Not applicable**

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	**Not applicable**
20	Name and title of chairperson of directors of responsible entity	**Not applicable**
21	Names of all directors of the responsible entity	**Not applicable**
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	**Not applicable**
23	Name and title of company secretary of responsible entity	**Not applicable**

+ See chapter 19 for defined terms.

23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	**Not applicable**
24	Place of registration of the entity	**Not applicable**
25	Date of registration of the entity	**Not applicable**
26	Legislation under which the entity is registered	**Not applicable**
27	Address of administration office in Australia of the entity	**Not applicable**
28	If an annual meeting is held, month in which it is usually held	**Not applicable**
29	Months in which distributions are usually paid (or are intended to be paid)	**Not applicable**
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	**Not applicable**
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	**Not applicable**

+ See chapter 19 for defined terms.

About the entity

All entities

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	**Refer Prospectus Section 3 with final details to be provided**
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	**One copy of the Prospectus, and one copy of the Appendix incorporated by reference in the Prospectus, is enclosed. An additional fifty copies of each of the Prospectus, and the Appendix incorporated by reference in the Prospectus, will be provided shortly.**
33	☒	Cheque for fees	**To be provided**
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	**CHESS and an issuer sponsored sub-register (refer Prospectus Section 3.19)**
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	**All material contracts are summarised in Section 12.5 of the Prospectus. Copies are available to ASX upon request.**
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	**Not applicable**
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	**Not applicable**
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	**Refer Annexure A**
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	**Not applicable**

+ See chapter 19 for defined terms.

40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	**Refer Annexure B**

+ See chapter 19 for defined terms.

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
41	☒	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	**Refer Annexure C**
42	☒	A brief history of the entity or, if applicable, the group	**Refer Prospectus Sections 3.2 and 5.1**
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	**Refer Annexure D**

About the securities to be quoted

All entities

No.		Item	Where is the information or document to be found?
43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	**Securities to be quoted are fully paid ordinary shares**
44	☒	Voting rights of +securities to be quoted	**Refer Prospectus Section 12.3.1.1**
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	**Refer Annexure E**
46	☒	Terms of the +securities to be quoted	**Refer Prospectus Section 12.3.1**
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	**To be provided**
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	**To be provided**
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	**To be provided**
50	☐	Terms of any +debt securities and +convertible debt securities	**Not applicable**

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	**Not applicable**
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	**Not applicable**

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	**Not applicable**
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	**Not applicable**
55	☐	The date that the vendor acquired the +classified asset	**Not applicable**
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	**Not applicable**
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	**Not applicable**
58	☐	Full details of the +classified asset, including any title particulars	**Not applicable**

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	**Not applicable**
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	**Not applicable**
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	**Not applicable**

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	**To be provided upon request by ASX**
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	**Not applicable**
65	☐	The terms of any +employee incentive scheme	**Not applicable**
66	☒	The terms of any +dividend or distribution plan	**Refer Prospectus Section 12.8 and Annexure F**
67	☐	The terms of any +securities that will not be quoted	**Not applicable**
68		Deleted 1/7/98.	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	**To be provided**
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	**Not applicable**
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	**Not applicable**
72	☐	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	**Not applicable**
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	**Not applicable**
74	☒	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	**Refer Annexure G, which sets out all child entities of the Company after the acquisition of Resources Services Holdco, Inc. by Boart Longyear Investments (as described in Section 3.2.1 of the Prospectus). Refer Prospectus Section 5 for a description of the business of Boart Longyear group companies.**

+ See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	**Not applicable**
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	**Not applicable**
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	**Not applicable**
77	☐	Audited +accounts for the last 3 full financial years and audit reports	**Not applicable**
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	**Not applicable**
80A	☐	Pro forma balance sheet and review	**Not applicable**
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	**Not applicable**

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

No.		Item	Where is the information or document to be found?
81		Deleted 1/7/97	
81A	☒	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	**Refer to the pro forma consolidated balance sheet in Section 8.5.1 of the Prospectus**
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	**Not applicable**
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	**Not applicable**

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☒	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	**Refer to the pro forma consolidated balance sheet in Section 8.5.1 of the Prospectus**
83	☐	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	**Not applicable**
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	**Refer Prospectus Section 3.5**
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	**Refer Prospectus Section 8 and previous discussions with ASX regarding reliance on pro-forma historical accounts to satisfy Listing Rule 1.3.5(a)**
87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	**Not applicable**
87B	☐	Audited balance sheet (if required) and audit report	**Not applicable**
87C	☒	Pro forma balance sheet and review	**Refer Prospectus Section 8.5.1 and the Appendix to the Prospectus and the Investigating Accountant's Report in Section 10 of the Prospectus**

(Now go to 106)

88 Deleted 1/7/97.

89-92C Deleted 1/9/99.

93 Deleted 1/7/97.

94-98C Deleted 1/9/99.

99 Deleted 1/7/97.

100-105C Deleted 1/9/99.

+ See chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	**The Company will be the holding company of the Boart Longyear business, which provides drilling services and drilling products primarily to the mining industry, but also to the environmental, infrastructure and energy industries. Refer Prospectus Section 5.**
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	**The Company was incorporated on 2 January 2007 with 2 fully paid ordinary shares issued for $1 per share. As at the date of the Prospectus, the Company has 2 fully paid ordinary shares on issue.** **Refer Prospectus Section 3.2.1 for further information regarding the issue of Shares.**

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	**Not applicable**
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	**Not applicable**
110	☐	The date the information memorandum is signed	**Not applicable**

+ See chapter 19 for defined terms.

111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	**Not applicable**
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	**Not applicable**

+ See chapter 19 for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	**Not applicable**
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	**Not applicable**
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	**Not applicable**
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	**Not applicable**
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	**Not applicable**
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	**Not applicable**
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	**Not applicable**

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	**Not applicable**
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	**Not applicable**

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	**Not applicable**

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	**Not applicable**

+ See chapter 19 for defined terms.

Other information

All entities

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	**Not applicable**
121	☒	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	**Refer Prospectus Sections 12.10.1.3 and 12.10.1.4**
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	**Not applicable**
123	☒	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	**All material information is disclosed in the Prospectus**
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	**Not applicable**

Mining exploration entities

No.		Item	
124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	**Not applicable**
125		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	**Not applicable**
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	**Not applicable**
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	**Not applicable**
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	**Not applicable**

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

+ See chapter 19 for defined terms.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility ; or

☒ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated: 7 March 2007

Signed by Boart Longyear Limited:

[signature]	[signature]
Director Signature	~~Director~~/Secretary Signature
GRAHAM BRADLEY	FABRIZIO RASETTI
Print Name	Print Name

+ See chapter 19 for defined terms.

ASX Company Announcement

Date:	Thu Apr 5 12:05:36 2007
Document Image #:	00709372
Announcement Type:	Commencement of Official Quotation
ASX Description:	BLY ASX Circular: Commencement of Official Quotation

Connect 4 Summary:

Company Summary:

ASX
AUSTRALIAN SECURITIES EXCHANGE

BOART LONGYEAR LIMITED- COMMENCEMENT OF OFFICIAL QUOTATION

Date: 5 April, 2007

Key topics

1. Boart Longyear Limited
2. ASX code: BLY
3. Quotation expected to commence 11 AM EST on Thursday, 5 April 2007, on a conditional and deferred settlement basis

Reading List

Banks
Client Advisers
Compliance Managers
Corporate Advisory
DTR Operators
Issuers
Institutions
Listing Officers
Managing Directors
ASTC Participants
Office Managers
Operations Managers (back office)
Research Analysts

Contact

Kim-Ly Nguyen

Telephone

(02) 9227 0629

ASX Limited
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Internet: http://www.asx.com.au

Further to ASX Circular 140/07 dated 3 April 2007, the following information is provided as an update.

Boart Longyear Limited (the "Company") was admitted to the official list of ASX Limited ("ASX") on Thursday, 5 April 2007.

Official quotation of the Company's shares commenced on Thursday, 5 April 2007 at 11.00 AM EST on a conditional and deferred settlement basis.

Quoted Securities	1,485,250,000 million shares at an issue price of $1.85
ASX Code:	BLY
Time:	11.00 AM EST
ITS Abbreviation:	BOART
ISIN:	AU000000BLY8
Home Branch:	Sydney
Industry Classification:	To be advised
Registered Office:	Level 25, Chifley Tower Chifley Square Sydney NSW 2000 Phone: (02) 9293 2599 Fax: (02) 9293 2828 www.boartlongyear.com
Place of Incorporation:	Victoria
Company Secretary:	Fabrizio Rasetti
Share Registry:	Link Market Services Limited Level 12 680 George Street Sydney NSW 2000 Tel: (02) 8280 7100 Fax: 1300 544 474
Balance Date:	31 December
CHESS:	Participating. The Company will also operate an issuer sponsored sub-register.

Dividend Policy:	Refer prospectus dated 9 March 2007 – page 149.
Issue Price:	The institutional offer price indicative range was between $1.76 to $2.10 per share. The Final Price was determined by bookbuild and announced to the market on Thursday, 5 April 2007. The Final Price is $1.85.
Lead Manager	Macquarie Equity Capital Markets Limited
ASX restricted securities	None
Activities	World's leading integrated drilling services provider and products manufacturer for the minerals industry.

CONDITIONAL AND DEFERRED SETTLEMENT TRADING

The Company has requested that a conditional trading market be provided pursuant to ASX Market Rule 16.9. The condition for the conditional market specified by the Company is ASX admitting the Company to official quotation and the allotment of the shares to successful applicants under the offer referred to in Section 3.12 of the prospectus dated 9 March 2007.

In accordance with Market Rule 16.9, ASX has agreed to provide a conditional market in the Company's securities. The Company 's securities will be placed in pre-open at 8.30 AM EST on Thursday, 5 April 2007 and trading will commence on a conditional and deferred settlement basis at 11.00 AM EST on Thursday, 5 April 2007.

The letters "CT" will be displayed in the Basis of Quotation field of ITS to facilitate identification of the Company's shares trading on a conditional basis. Market Participants should note that because no Special Market has been created within ITS, Signal B trade messages will not contain explicit Conditional Trading Basis of Quotation. This information will be identified in the Daily Diary and Signal E.

The Company is required to advise ASX immediately of the fulfillment or non-fulfillment of the condition for the conditional market. Notification as to when trading will become unconditional will be made in accordance with the Market Rules. The market will be advised by ASX market release when the condition of the conditional market has been met and when the stock will commence trading on an unconditional basis. The market will not be purged.

In the case of fulfillment of the condition ASX will issue a further Circular to participants confirming trading arrangements and the despatch date. At this stage, the conditions for the conditional market are expected to be met on Thursday, 12 April 2007. The Company has agreed to a despatch date of Friday, 13 April 2007, which will mean that the first settlement date will be Thursday, 19 April 2007.

CONTRACT NOTES FOR CONDITIONAL SALES AND PURCHASES

While it is the Participant's responsibility to obtain their own advice concerning the appropriate words that should appear on a contract note for a conditional sale or purchase, the endorsement suggested below may be considered for contract notes for conditional transactions in the Company's securities.

"This contract is conditional upon notification being received by ASX by the close of business Thursday, 12 April 2007 that the condition for the conditional market has been fulfilled. If the condition is not fulfilled, this contract shall be cancelled without any liability whatsoever other than for the return of any money paid in connection with the settlement of the contract."

Advice should also be provided to clients to ensure that they understand the full ramifications of Conditional Trading.

INDICATIVE KEY DATES

This timetable has been prepared on the basis that the conditions for the conditional market are satisfied by Thursday, 12 April 2007. If the conditions are not fulfilled by the close of business on Friday, 13 April 2007, shares will not be issued and all conditional trades that have occurred since Thursday, 5 April 2007 will be cancelled.

If the conditions are not satisfied on Thursday, 12 April 2007, but are satisfied prior to the close of business on Friday, 13 April 2007 the dates in the timetable will be revised and a new timetable will be released to the market.

Event	Date
Retail Offer Closes	Wednesday, 28 March 2007
Institutional Offer Closes	Tuesday, 3 April 2007
Final Pricing and Allocation Announcement Commencement of Official Quotation on a conditional and deferred settlement basis – 11.00 AM EST (ASX Code: BLY)	Thursday, 5 April 2007
Conditions for the conditional market expected to be fulfilled Issue of shares under the offer Last day of conditional trading	Thursday, 12 April 2007
Despatch date and last day of deferred settlement trading	Friday, 13 April 2007
Trading unconditional and first day of trading on a normal settlement T+3 basis	Monday, 16 April 2007
First settlement date for all trades conducted on a conditional and deferred settlement basis between 5 April 2007 and 13 April 2007	Thursday, 19 April 2007

For further information please refer to the Company's prospectus dated 9 March 2007.

Constitution of
Boart Longyear Limited
ACN 123 052 728

Adopted by Special Resolution on 28 February 2007

Company limited by shares

Registered in Victoria

Allens Arthur Robinson
Deutsche Bank Place
Cnr Hunter & Phillip Streets
Sydney NSW 2000
Tel 61 2 9230 4000
Fax 61 2 9230 5333
www.aar.com.au

Table of Contents

Constitution of Boart Longyear Limited
ACN 123 052 728

Allens Arthur Robinson

Preliminary

The name of the Company is Boart Longyear Limited.

The Company is a public company limited by shares.

General

1. Definitions

The following definitions apply in this Constitution unless the context requires otherwise:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of ASTC or of any relevant organisation which is an alternative or successor to, or replacement of, ASTC or of any applicable CS facility licensee.

ASX means ASX Limited (ABN 98 008 624 691) and includes any successor body.

Business Day has the meaning given in the Listing Rules.

Chair means the person occupying the position of Chair or acting Chair of the Directors under rule 33 or rule 34.

Company means Boart Longyear Limited (ACN 123 052 728).

Corporations Act means the *Corporations Act 2001* (Cth) and the Corporations Regulations.

CS facility licensee means a person who holds a licence under the Corporations Act which authorises the person to operate a clearing and settlement facility.

Director means a person appointed or elected to the office of director of the Company in accordance with this Constitution, and where appropriate includes an alternate Director.

Dividend includes an interim dividend.

Finance Director means a person appointed as finance director in accordance with rule 53.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time.

Managing Director means a person appointed as managing director in accordance with rule 53.

Marketable Parcel has the meaning given in the Listing Rules.

person and words importing persons means any person including partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals.

proper ASTC transfer has the meaning given in the Corporations Regulations.

Secretary means a person appointed as, or to perform the duties of, secretary of the Company.

Securities includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity.

Shareholder Present means, in connection with a meeting, the shareholder present at the venue or venues for the meeting, in person or by proxy, by attorney or, where the shareholder is a body corporate, by representative.

Uncertificated Securities Holding means Securities of the Company which under the Corporations Act, the Listing Rules or any Uncertificated Transfer System may be held in uncertificated form.

Uncertificated Transfer System means any system operated under the Corporations Act, the Listing Rules or the ASTC Settlement Rules which regulates the transfer or registration of, or the settlement of transactions affecting, Securities of the Company in uncertificated form and includes CHESS (as defined in the ASTC Settlement Rules) as it applies to Securities in certificated and uncertificated form.

2. Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless any contrary intention appears in this Constitution or the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(c) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(d) A word or phrase given a meaning in the Corporations Act has the same meaning in this Constitution.

(e) A reference to the Listing Rules or the ASTC Settlement Rules is to the Listing Rules or the ASTC Settlement Rules in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

3. Replaceable Rules

The replaceable rules contained in the Corporations Act do not apply to the Company.

Capital

4. Issue of Securities

(a) Without affecting any special rights conferred on the holders of any Securities, any Securities may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Directors may determine and on any terms the Directors consider appropriate.

(b) Unless otherwise provided by the terms of issue, the issue of any new Securities ranking equally with existing Securities is not a variation of the rights conferred on the holders of the existing Securities.

5. Preference Shares

If the Company at any time proposes to create and issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of either or both the Company and the holder are, liable to be redeemed, whether out of share capital, profits or otherwise;

(b) the preference shares are to confer on the holders or the Company (or both) the right to convert the preference shares into ordinary shares if and on the basis the Directors decide at the time of issue of the preference shares;

(c) (i) the preference shares are to confer on the holders a right to receive out of the profits of the Company available for Dividend a preferential Dividend at the rate or of the amount (which may be subject to an index) and on the basis decided by the Directors at the time of issue of the preference shares;

(ii) in addition to the preferential Dividend, the preference shares may participate with the ordinary shares in Dividends determined by the Directors if and to the extent the Directors decide at the time of issue of the preference shares; and

(iii) the preferential Dividend may be cumulative if and to the extent the Directors decide at the time of issue of the preference shares;

(d) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered as paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any Dividends accrued (whether determined or not) but unpaid and of any arrears of Dividends; and

(ii) the right, in priority to any payment of Dividend on any other class of shares, to the preferential Dividend;

(e) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(f) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a meeting if, at the date of the meeting, the Dividend on the preference shares is in arrears;

(ii) on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company; or

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement; and

(iv) on any question considered at a meeting held during the winding up of the Company; and

(g) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be taken to have been varied by the further issue.

6. Recognition of Third Party Interests

(a) Except as required by law, the Company is not bound to recognise a person as holding a Security on any trust.

(b) Whether or not it has notice of the rights or interests concerned, the Company is not bound to recognise:

(i) any equitable, contingent, future or partial claim to, or interest in, any Security or unit of a Security; or

(ii) any other right in respect of a Security,

except an absolute right of ownership of the Security holder or as otherwise provided by this Constitution or by law.

7. Surrender of Securities

In their discretion, the Directors may accept a surrender of Securities by way of compromise of any question as to whether or not those Securities have been validly issued

or in any other case where the surrender is within the powers of the Company. Any Securities surrendered may be sold or re-issued in the same manner as forfeited shares.

8. Joint Holders

Where two or more persons are registered as the holders of any Securities, they are considered to hold the Securities as joint tenants with benefits of survivorship subject to the following provisions:

(a) the Company is not bound to register more than three persons as the holders of the Securities;

(b) the joint holders of the Securities are liable severally as well as jointly in respect of all payments which ought to be made in respect of the Securities;

(c) on the death of any one of the joint holders, the remaining joint holders are the only persons recognised by the Company as having any title to the Securities but the Directors may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the Securities;

(d) any one of the joint holders may give a receipt for any Dividend, bonus or return of capital payable to the joint holders in respect of the Securities;

(e) only the person whose name stands first in the Securities register as one of the joint holders of the Securities is entitled, if the Company determines to issue certificates for Securities, to delivery of a certificate relating to the Securities or to receive notices from the Company and any notice given to that person is considered notice to all the joint holders; and

(f) any one of the joint holders may vote at any meeting of the Company either personally or by properly authorised representative, proxy or attorney, in respect of the Securities as if that joint holder was solely entitled to the Securities. If more than one of the joint holders are present personally or by properly authorised representative, proxy or attorney, only the vote of the joint holder whose name appears first in the Securities register counts.

Certificates for Securities

9. Uncertificated Holdings

If, and for so long as, dealings in Securities of the Company take place under an Uncertificated Transfer System:

(a) the Company need not issue any certificate in respect of Securities held as an Uncertificated Securities Holding; and

(b) the Securities register may distinguish between shares or other Securities held in certificated form and Securities held as an Uncertificated Securities Holding.

10. Certificates

Directors may determine to issue certificates for Securities of the Company and to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form they determine from time to time.

Forfeiture and Lien

11. Liability to Forfeiture

(a) If a shareholder fails to pay any sum payable in respect of any shares, either for money payable on issue, calls or instalments, on or before the day for payment, the Directors may serve a notice on the shareholder requiring payment of the unpaid sum, together with interest accrued and all expenses of the Company incurred by reason of the non-payment.

(b) The notice must:

  (i) specify a day (not earlier than 14 days after the date of service of the notice) on or before which and a place where the payment required by the notice is to be made; and

  (ii) state that, if payment is not made by the time and at the place specified, the shares in respect of which the call was made are liable to be forfeited.

12. Power to Forfeit

If the requirements of a notice served under rule 11 are not complied with, any share in respect of which the notice has been given may at any time afterwards, but before the payment required by the notice has been made, be forfeited by a resolution of the Directors in their discretion to that effect. The forfeiture includes all Dividends, interest and other money payable by the Company in respect of the forfeited shares and not paid before the forfeiture.

13. Consequences of Forfeiture

A person whose shares have been forfeited:

(a) ceases to be a shareholder in respect of the forfeited shares at the time and on the date of the passing of the Directors' resolution approving the forfeiture;

(b) has no claims or demands against the Company in respect of those shares;

(c) has no other rights incident to the shares except the rights that are provided by the Corporations Act or saved by this Constitution; and

(d) remains liable to pay to the Company all money that, at the date of forfeiture, was payable by the person to the Company in respect of the shares (including, if the Directors determine, interest from the date of forfeiture at the rate the Directors

determine). The Directors may enforce the payment of the money or any part of the money for which the shareholder is liable as they determine.

14. Lien on Shares

(a) The Company has a first and paramount lien on every share and on the proceeds of sale of every share for:

(i) any amount due and unpaid in respect of the share which has been called or is payable at a fixed time;

(ii) any amounts which remain outstanding on loans made by the Company to acquire the share under an employee incentive scheme;

(iii) all amounts that the Company may be called on by law to pay (and has paid) in respect of the share; and

(iv) reasonable interest and expenses incurred by the Company in respect of the unpaid amounts.

(b) The Directors may at any time exempt a share wholly or in part from the provisions of this rule.

(c) The lien extends to all Dividends and entitlements determined in respect of the shares but, if the Company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim. The Directors may retain those Dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the Company in respect of which the lien exists.

(d) No person is entitled to exercise any rights or privileges as a shareholder until the shareholder has paid all calls and instalments of calls and other moneys (including interest) for the time being payable in respect of every share held by the shareholder.

(e) Except in the case of a proper ASTC transfer, if any money is paid or payable by the Company under any law, the Company may refuse to register a transfer of any Securities by the shareholder or the shareholder's personal representative until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any Dividend, bonus or other money then due or payable by the Company to the shareholder, until the excess is paid to the Company. The power to refuse to register a transfer does not extend to a proper ASTC transfer which is purported to be effected while a holding lock is in place as referred to in rule 23.

(f) Nothing in this rule affects any right or remedy which any law confers on the Company and any right or remedy is enforceable by the Company whether against the shareholder or the shareholder's personal representative.

15. Notice of Forfeiture

When any share is forfeited, notice of the resolution of the Directors must be given to the shareholder in whose name the share was registered immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture must be made in the Securities register. Failure to give notice or make the entry as required by this rule does not invalidate the forfeiture. At any time before any forfeited share is sold or otherwise disposed of, the Directors may annul the forfeiture of the share on any condition they determine.

16. Disposal of Forfeited Shares

Any forfeited share is considered the property of the Company and the Directors may sell or otherwise dispose of or deal with the share in any manner they determine and with or without any money paid on the share by any former holder being credited as paid up.

17. Sale of Shares to Enforce Lien

(a) For the purpose of enforcing a lien, the Directors may sell the shares which are subject to the lien in any manner they determine and with or without giving any notice to the shareholder in whose names the shares are registered. The Directors may authorise a person to do everything necessary to transfer the shares sold to the purchaser of the shares.

(b) The validity of the sale of the shares may not be impeached by any person after the transfer has been registered, and the purchaser is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The purchaser is discharged from liability for any calls which may have been due before the purchase of those shares, unless otherwise agreed.

(e) The remedy of any person aggrieved by the sale is in damages only and against the Company exclusively.

18. Application of Proceeds of Sale

The proceeds of a sale made under a lien may be applied by the Company in payment of:

(a) first, the expenses of the sale; and

(b) second, that part of the amount in respect of which the lien exists as is presently payable.

Any residue is to be paid to the person entitled to the shares immediately prior to the sale, on delivery by that person of the certificate, if any, for the shares that have been sold.

19. Transfers After Forfeiture and Sale

(a) The Company may:

(i) receive the consideration (if any) given for a forfeited share on any sale or disposition of the share; and

(ii) effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(b) On the completion of the transfer, the transferee is to be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

Call on Shares

20. Directors' Power to Make Calls

(a) Subject to the terms of issue of any shares, the Directors may make calls on the shareholders in respect of any money unpaid on the shares.

(b) The Directors may revoke or postpone a call.

(c) A call may be required to be paid by instalments.

(d) A call is made at the time of or as specified in the resolution of the Directors authorising the call.

(e) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any shareholder does not invalidate the call.

21. Interest on Unpaid Amounts

(a) If a sum called or otherwise payable to the Company in respect of a share is not paid before or on the day for payment, the person from whom the sum is due must pay:

(i) interest on the sum from the due date to the time of actual payment at the rate determined by the Directors; and

(ii) any costs and expenses incurred by the Company by reason of non-payment or late payment of the sum.

(b) The Directors may waive payment of some or all of the interest, costs and expenses under rule 21(a).

22. Differentiation Between Holders

The Directors may differentiate on the issue of shares between the holders as to the amount of calls to be paid and the times of payment.

Transfer of Securities

23. Transfers

(a) A transfer of any Securities may be effected by:

(i) a written transfer in the usual or common form or in any form the Directors may prescribe or in a particular case accept, properly stamped (if necessary) being delivered to the Company;

(ii) a proper ASTC transfer, which is to be in the form required or permitted by the Corporations Act or the ASTC Settlement Rules; or

(iii) any other electronic system established or recognised by the Listing Rules in which the Company participates in accordance with the rules of that system.

(b) Except in the case of a proper ASTC transfer, the transferor is considered to remain the holder of the Securities transferred until the name of the transferee is entered on the Securities register. A proper ASTC transfer is considered recorded in the Securities register and the name of the transferee to be registered as the holder of the Securities comprised in the proper ASTC transfer, as provided in the ASTC Settlement Rules.

(c) The Directors may take any action they determine to comply with the ASTC Settlement Rules and may request the ASTC to apply a holding lock to prevent a transfer of Securities the subject of the ASTC Settlement Rules if the Directors determine.

(d) The Company may do anything necessary or desirable to facilitate participation by the Company in any Uncertificated Transfer System.

24. Directors may Refuse to Register

(a) The Directors may refuse to register any transfer of Securities:

(i) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the Listing Rules;

(ii) on which the Company has a lien or which are subject to forfeiture; or

(iii) if permitted to do so under this Constitution or the Listing Rules.

(b) The decision of the Directors relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Corporations Act or the Listing Rules does not invalidate the decision of the Directors.

25. Transfer and Certificate (if any)

(a) Every transfer must be left for registration at the registered office of the Company or any other place the Directors determine. Unless the Directors otherwise

determine either generally or in a particular case, the transfer is to be accompanied by the certificate (if any) for the Securities to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Directors may require to prove the title of the transferor, the transferor's right to transfer the Securities, execution of the transfer or compliance with the provisions of any law relating to stamp duty. The requirements of this rule do not apply in respect of a proper ASTC transfer.

(b) Subject to rule 25(a), on each application to register the transfer of any Securities or to register any person as the holder in respect of any Securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the Securities in respect of which registration is required must be delivered to the Company for cancellation and on registration the certificate is considered to have been cancelled.

(c) Each transfer which is registered may be retained by the Company for any period determined by the Directors after which the Company may destroy it.

Transmission of Securities

26. Transmission on Death

(a) Where a Security holder dies:

(i) the legal personal representatives of the deceased, where the Security holder was a sole holder or a joint holder holding as a tenant in common; and

(ii) the survivor or survivors, where the Security holder was a joint holder,

are the only persons recognised by the Company as having any title to the Security holder's interest in the Securities of the Company (as the case may be).

(b) Subject to the Corporations Act, the Directors may require evidence of a Security holder's death as they determine.

(c) Subject to compliance by the transferee with this Constitution and any applicable law, the Directors may register any transfer signed by a Security holder prior to the Security holder's death, despite the Company having notice of the Security holder's death.

(d) This rule does not release the estate of a deceased joint holder from any liability in respect of any Security that had been jointly held by the holder with other persons.

27. Transmission by Operation of Law

A person (a ***transmittee***) who establishes to the satisfaction of the Directors that the right to any Securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the Securities or may (subject to the provisions in this Constitution relating to transfers) transfer the Securities. The Directors have the same right

to refuse to register the transmittee as if the transmittee was the transferee named in a transfer presented for registration.

Alteration of Capital

28. Power to Alter Share Capital

The Company may reduce or alter its share capital in any manner provided for by the Corporations Act. The Directors may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or the sale of fractions of shares and the distribution of net proceeds as they think fit.

General Meetings

29. Power of Directors to Convene

By a resolution of the Directors, the Company may call a general meeting of the Company to be convened at the time and place or places (including at two or more venues using technology that gives shareholders a reasonable opportunity to participate) and in the manner determined by the Directors. No shareholder may convene a general meeting of the Company except where entitled under the Corporations Act to do so. By resolution of the Directors any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Corporations Act. The Directors may give notice of cancellation or postponement as they determine, but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

30. Notice of General Meetings

Where the Company has called a general meeting, notice of the meeting may be given in the form and manner in which the Directors determine. The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

31. Business of AGMs and General Meetings

(a) The business of an annual general meeting of the Company is to receive and consider the accounts and reports required by the Corporations Act to be laid before each annual general meeting, to elect Directors, when relevant to appoint an auditor and fix the auditor's remuneration, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting.

(b) Except with the approval of the Directors, with the permission of the Chair or under the Corporations Act, no person may move at any meeting either any resolution (except in the form set out in the notice of meeting given under rule 30) or any amendment of any resolution.

32. Quorum

(a) No business may be transacted at any general meeting except, subject to rule 33, the election of the Chair unless a quorum of shareholders is present at the time when the meeting proceeds to business.

(b) Except as otherwise provided in this Constitution, two Shareholders Present constitutes a quorum.

(c) If there is not a quorum at a general meeting within 30 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Chair or the Directors adjourn the meeting to a date, time and place determined by the Chair or the Directors. If no quorum is present at any adjourned meeting within 30 minutes after the time for the meeting, the meeting is dissolved.

33. Conduct of Meetings

(a) Subject to rule 33(b), the Chair of Directors or, in the Chair's absence, the deputy Chair is entitled to preside as Chair at every general meeting.

(b) Where a general meeting is held and:

(i) there is no Chair or deputy Chair; or

(ii) the Chair or deputy Chair is not present within 15 minutes after the time appointed for the meeting or does not wish to act as Chair of the meeting,

the Directors present may choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Shareholders Present may elect one of their number to be Chair of the meeting.

(c) The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chair.

(d) The Chair may make rulings without putting the question (or any question) to vote if the Chair considers action is required to ensure the orderly conduct of the meeting.

(e) The Chair may require the adoption of any procedures which are in the Chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

(f) The Chair or a person acting with the Chair's authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the Chair or a person acting with the Chair's authority considers appropriate. The Chair or a person acting with the Chair's authority may refuse

entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chair or a person acting with the Chair's authority, or any person who possesses an article which the Chair or person acting with the Chair's authority considers to be dangerous, offensive or liable to cause disruption. At any time the Chair considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chair may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the Shareholders Present.

(g) Any determination by the Chair in relation to matters of procedure (including any procedural motions moved at, or put to, any meeting) or any other matter arising directly or indirectly from the business is final (including any procedural motions moved at, or put to, any meeting). Any challenge to a right to vote (whether on a show of hands or on a poll) or to a determination to allow or disregard the vote may only be made at the meeting and may be determined by the Chair whose decision is final.

(h) If a person purports to cast a vote in contravention of the Corporations Act or Listing Rules, the Chair may determine that the vote be disregarded and treated as not having been cast.

(i) Nothing contained in this rule limits the powers conferred on a Chair by law.

34. Acting Chair

(a) If during any general meeting the Chair acting under rule 33 is unwilling to Chair any part of the proceedings, the Chair may withdraw during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be acting Chair of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the acting Chair is to withdraw and the Chair is to resume to Chair the meeting.

(b) Where an instrument of proxy appoints the Chair as proxy for the part of the proceedings for which an acting Chair has been nominated, the instrument of proxy is taken to be in favour of the acting Chair for the relevant part of the proceedings.

35. Adjournments

During the course of the meeting the Chair may adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting to be held at the time and place determined by the Chair. If the Chair exercises a right of adjournment of a meeting under this rule, the Chair has the sole discretion to decide whether to seek the approval of the Shareholders Present to the adjournment and, unless the Chair exercises that discretion, no vote may be taken by the

Shareholders Present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

36. Voting at General Meetings

(a) The Chair may determine that any question to be submitted to a general meeting be determined by a poll without first submitting the question to the meeting to be decided by a show of hands.

(b) Unless the Chair makes the determination referred to in rule 36(a) each question submitted to a general meeting is to be decided in the first instance by a show of hands.

(c) Unless a poll is demanded, a declaration by the Chair following a vote on a show of hands that a resolution has been passed or lost is conclusive, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(d) A poll may be demanded by a shareholder in accordance with the Corporations Act (and not otherwise) or by the Chair. No poll may be demanded on the election of a Chair of a meeting or, unless the Chair otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn.

37. Special Meetings

All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held under the operation of this Constitution or the Corporations Act.

38. Procedure for Polls

(a) When demanded, a poll may be taken in the manner and at the time the Chair directs.

(b) The result of a poll may be announced in the manner and at the time (whether during the relevant meeting or afterwards) as the Chair considers appropriate.

(c) The result of the poll is the resolution of the meeting at which the poll was demanded.

(d) The demand for a poll does not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

39. No Casting Vote for Chair

In the case of an equality of votes on a show of hands or on a poll the Chair of the meeting does not have a casting vote in addition to any vote to which the Chair may be entitled as a shareholder or as a proxy, attorney or properly appointed representative of a shareholder.

40. Representation and Voting of Shareholders

Subject to this Constitution and any rights or restrictions for the time being attached to any class or classes of shares:

(a) at meetings of shareholders or classes of shareholders each shareholder entitled to attend and vote may attend and vote in person or by proxy, by attorney or (where the shareholder is a body corporate) by representative;

(b) on a show of hands:

  (i) subject to rule 40(b)(ii) and (iii)), each Shareholder Present has one vote;

  (ii) where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

  (iii) where a person is entitled to vote because of rule 40(b)(i) in more than one capacity, that person is entitled only to one vote;

(c) on a poll, subject to rule 40(d), only Shareholders Present may vote and every Shareholder Present having the right to vote on the resolution has:

  (i) one vote for each fully paid share they hold; and

  (ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that shareholder's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion; and

(d) where the Directors have approved, consistently with the Corporations Act other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting, every shareholder having the right to vote on the resolution has:

  (i) one vote for each fully paid share they hold; and

  (ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that shareholder's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion.

41. Restriction on Voting Rights

A shareholder is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the shareholder in respect of shares have been paid.

42. Form of Proxy

(a) A shareholder who is entitled to attend and vote at a meeting of the Company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Corporations Act but not otherwise. A proxy appointed in accordance with the Corporations Act to attend and vote may exercise the rights of the shareholder on the basis of and subject to the restrictions provided in the Corporations Act but not otherwise.

(b) A form of appointment of a proxy is valid if it is in accordance with the Corporations Act and the Listing Rules or in any form (including electronic) which the Directors may prescribe or accept.

(c) Any appointment of proxy under this rule 42 which is incomplete may be completed by the Secretary on the authority of the Directors and the Directors may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

(d) Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the registered office and validated by the shareholder if there is compliance with the requirements set out in the notice.

(e) The validity of a resolution is not affected by the failure of any proxy or attorney to vote, in respect of that resolution, in accordance with the instructions (if any) of the principal given before the relevant meeting or adjourned meeting.

43. Validity of Proxies

(a) A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

   (i) the previous death or unsoundness of mind of the principal;

   (ii) the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

   (iii) the transfer of the share in respect of which the instrument or power is given,

   if no notice in writing of the death, unsoundness of mind, revocation or transfer (as the case may be) has been received by the Company at its registered office at least 48 hours (or any shorter period as the Directors may permit or specified by the Corporations Act) before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

(b) A proxy is not revoked by the principal attending and taking part in the meeting unless the principal actually votes at the meeting on a resolution for which the proxy is proposed to be used (in which case the proxy is revoked only in respect of any resolution in respect of which the principal actually votes).

(c) Voting instructions given by a shareholder to a Director or employee of the Company who is held out by the Company in material sent to shareholders as willing to act as proxy who is appointed as proxy (***Company Proxy***) are valid only if contained in the form of appointment of the Company Proxy. If a shareholder wishes to give a Company Proxy appointed by the shareholder new instructions or variations to earlier instructions, the new or varied instructions are only valid if either they are received at the registered office of the Company at least 48 hours before the meeting or adjourned meeting by a notice in writing signed by the shareholder or they are otherwise validated by the shareholder in a manner acceptable to the Directors in their discretion prior to the commencement of the meeting.

Appointment, Removal and Remuneration Of Directors

44. Appointment and Removal

(a) The shareholders in general meeting may appoint any person as a Director by resolution.

(b) No person other than a retiring Director or a Director vacating office under rule 44(d) is eligible to be elected a Director at any general meeting unless a notice of the Director's candidature is given to the Company at least 35 Business Days before the meeting (or, in the case of a meeting that shareholders have requested Directors to call, 30 Business Days).

(c) The number of Directors (not including alternate Directors) must be the number, not being less than three nor more than ten, which the Directors may determine but the Directors may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are to be natural persons.

(d) The Directors may at any time appoint any person as a Director either to fill a casual vacancy or as an addition to the board of Directors. Any Director appointed under this rule 44(d) (other than an exempt Managing Director) may hold office only until the next annual general meeting of the Company and is then eligible for election at that meeting.

45. No Share Qualification

Directors are not required to hold shares in the capital of the Company.

46. Retirement

(a) Subject to rule 53, a Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for election or re-election. If no Director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting is the Director who has been longest in office since their last election, but, as between persons who became Directors on the same day, the one to retire is (unless they otherwise agree among themselves) determined by ballot.

(b) A retiring Director under rule 46(a) is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

47. Remuneration

(a) The Directors are to be paid for their services as Directors.

(b) Each non-executive Director is to be paid or provided remuneration for services, determined by the Directors, at the time and in the manner determined by the Directors, the total amount or value of which in any year may not exceed an amount fixed by the Directors prior to the Company being admitted to the Official List of ASX and as disclosed in a prospectus. Any increase in the total amount payable by the Company to the non-executive Directors as remuneration for services must be approved by the Company in general meeting. The expression ***remuneration*** in this rule does not include any amount which may be paid by the Company under any of rules 47(e), 47(f), 49 and 76.

(c) The remuneration to be paid or provided under rule 47(b) is to be divided among the Directors in the proportions as they may agree or, if they cannot agree, equally among them.

(d) The remuneration to which a Director is entitled may be provided to a Director in cash or in any other form as is agreed between the Company and the Director. A Director may elect to forgo some or all of the Director's entitlement to cash remuneration in favour of another agreed form of remuneration and vice versa, provided the total cost to the Company of that Director's remuneration is not increased above the maximum for that Director under rule 47(c).

(e) The Directors are also entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, general meeting of the Company or otherwise in connection with the business or affairs of the Company.

(f) If any Director, with the approval of the Directors, performs extra services or makes any special exertions for the benefit of the Company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors

determine having regard to the value to the Company of the extra services or special exertions. Any special or additional remuneration must not include a commission on or percentage of profits or operating revenue or turnover.

(g) An executive Director may be appointed on terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

(h) Subject to the Corporations Act, a Director may be engaged by the Company in any other capacity (other than auditor) and may be appointed on terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

48. Vacation of Office

(a) In addition to the circumstances in which the office of a Director becomes vacant:

(i) under the Corporations Act;

(ii) under rule 46,

the office of a Director becomes vacant if the Director:

(iii) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(iv) resigns by notice in writing to the Company;

(v) is absent without the consent of the Directors from meetings of the Directors held during a continuous period of six months; or

(vi) dies.

(b) The office of a Director who is an employee of the Company or any of its subsidiaries is terminated on the Director ceasing to be employed but the person concerned is eligible for reappointment or re-election as a Director of the Company.

49. Retirement Allowance for Directors

(a) The Company may pay, provide or make any payment, pension, retiring allowance or other benefit (whether in the form of shares in the Company, shares in any other corporations or otherwise) to any Director of the Company or of a subsidiary or any other person in connection with the Director's retirement, resignation from or loss of office or death while in office.

(b) Subject to rule 49(a) the Directors may:

(i) make contracts or arrangements with a Director or a person about to become a Director of the Company or a subsidiary under which the Director or any person nominated by the Director is paid or provided with a payment, pension, retiring allowance or other benefit (whether in the form of shares in the Company, shares in any other corporation or otherwise) on or after the Director or person about to become a Director ceases to hold office for any reason; and

(ii) establish any fund or scheme to provide payments, pensions, retiring allowances or other benefits (whether in the form of shares in the Company, shares in any other corporation or otherwise) for:

(A) Directors, on them ceasing to hold office; or

(B) any person including a person nominated by the Director, in the event of the Director's death while in office,

and from time to time pay to the fund or scheme any sum as the Company considers necessary to provide those benefits.

(c) Without limiting rules 49(a) and 49(b), the Company may pay superannuation contributions for each Director to the extent necessary for the avoidance or minimisation of any penalty, charge, tax, or other impost on the Company under any applicable legislation which imposes a penalty, charge, tax or other impost on employers if a minimum level of superannuation contributions is not paid for an employee (within the meaning of the legislation).

50. Directors May Lend to the Company

Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company or underwrite or guarantee the subscription of Securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

51. Director May Appoint Alternate Director

Subject to this Constitution, each Director may appoint any person approved by a majority of the other Directors to act as an alternate Director in the Director's place, either for a stated period or until the happening of a specified event, whenever by absence or illness or otherwise the Director is unable to attend to duties as a Director. The appointment must be in writing and signed by the Director and a copy of the appointment must be given to the registered office or to a meeting of the Directors. The appointment takes effect on approval by a majority of the other Directors or, where the approval has been granted, at any later time specified in the appointment. The following provisions apply to any alternate Director:

(a) the appointment of the alternate Director is terminated or suspended on receipt at the registered office of notice in writing from the Director by whom the alternate Director was appointed;

(b) the alternate Director is entitled to receive notice of meetings of the Directors and to attend and vote at the meetings if the Director by whom the alternate Director was appointed is not present;

(c) the alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties which the appointing Director may exercise, to the extent the Director by whom the alternate Director

was appointed has not exercised or performed them or they have not been limited by the instrument appointing the alternate Director;

(d) the alternate Director is not, unless the Directors otherwise determine, (without affecting the right to reimbursement for expenses under rule 47) entitled to receive any remuneration as a Director from the company, and any remuneration (not including remuneration authorised by the Directors or reimbursement for expenses) paid to the alternate Director by the company is to be deducted from the remuneration of the Director by whom the alternate Director was appointed;

(e) the office of the alternate Director is terminated on the death of, or termination of office by, the Director by whom the alternate Director was appointed;

(f) the alternate Director is not to be taken into account in determining the number of Directors; and

(g) the alternate Director is, while acting as a Director, responsible to the company for the alternate Director's own acts and defaults and is not the agent of the Director by whom the alternate Director was appointed.

52. Exercise of Voting Power in Other Corporations

The Directors may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Directors determine (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them Directors of that corporation or voting or providing for the payment of remuneration to the Directors of that corporation) and a Director of the company may vote in favour of the exercise of those voting rights, despite the fact that the Director is, or may be about to be appointed, a Director of that other corporation and may be interested in the exercise of those voting rights.

Powers of Directors and Executives

53. Appointment of Executives

(a) The Directors may appoint one or more:

  (i) executives of the Company to be Directors (subject to the provisions of this Constitution dealing with the appointment of persons as Directors); or

  (ii) Directors as executives of the Company and determine the terms of such executive appointments; or

  (iii) persons to be both executives and Directors (subject to the provisions of this Constitution dealing with the appointment of Directors) and determine the terms of such executive appointments.

(b) Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment made pursuant to this rule 53, with or without cause.

(c) The Directors may determine that anyone so appointed bears the title Managing Director or Finance Director or any other title the Directors determine.

(d) An exempt Managing Director is not subject to election and re-election. An exempt Managing Director is the Managing Director or, if there is more than one Managing Director, the Managing Director designated by the Directors to be an exempt Managing Director.

(e) If a person appointed as an executive or a Director under this rule 53 ceases to be a Director, then the executive appointment automatically terminates, subject to any contrary determination by the Directors (and without prejudice to any rights of any party under any relevant service agreement).

(f) If a person appointed as an executive or a Director under this rule 53 ceases to be an executive, then the person automatically ceases to be a Director unless the other Directors resolve that the person should remain a Director until the next annual general meeting, in which case that Director is treated as a retiring Director at that annual general meeting.

54. Powers of Directors and Managing Director

(a) The business of the Company is managed by the Directors, who may exercise all powers of the Company which are not, by the law or this Constitution, required to be exercised by the Company in general meeting.

(b) The Directors may, on the terms and conditions and with any restrictions as they determine, delegate to a Managing Director any of the powers exercisable by them and may at any time withdraw, suspend or vary any of those powers conferred on the Managing Director.

Proceedings of Directors

55. Proceedings

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they determine.

(b) Until otherwise determined by the Directors, two Directors form a quorum. Notice of meeting of the Directors may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or at any other address given to the Secretary by the Director or by any technology agreed by all the Directors.

56. Meetings by Technology

(a) For the purposes of the Corporations Act, each Director by consenting to be a Director (or by reason of the adoption of this Constitution), consents to the use of each of the following technologies for holding a Directors meeting:

(i) video;

(ii) telephone;

(iii) electronic mail;

(iv) any other technology which permits each Director to communicate with every other Director; or

(v) any combination of these technologies.

A Director may withdraw the consent given under this rule in accordance with the Corporations Act.

(b) Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i) the participating Directors are, for the purpose of every provision of this Constitution concerning meetings of the Directors, taken to be assembled together at a meeting and to be present at that meeting; and

(ii) all proceedings of those Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were physically present in the one location.

57. Chair of Directors

(a) The Directors may elect one of their number as their Chair and one as deputy Chair and may decide the period for which the Chair and deputy Chair are to hold office as Chair and deputy Chair. References to the Chair in this Constitution include, in the absence of the Chair, the deputy Chair (unless the context otherwise requires).

(b) Where a meeting of Directors is held and:

(i) a Chair has not been elected as provided by rule 57(a); or

(ii) the Chair is not present at the time appointed for the holding of the meeting or does not wish to Chair the meeting,

the deputy Chair is Chair of the meeting or, if rule 57(b)(i) or (ii) applies to the deputy Chair, the Directors present may elect one of their number to be Chair of the meeting.

58. Directors' Voting Rights and Exercise of Powers

(a) Subject to this Constitution, questions arising at a meeting of Directors are decided by a majority of votes of Directors present and voting.

(b) In the case of an equality of votes at a meeting of Directors, the Chair of the meeting has a casting vote in addition to the Chair's deliberative vote except that

the Chair of the meeting must not exercise a casting vote at any meeting at which only two of the Directors who are present are entitled to vote.

(c) Subject to the Corporations Act and the Listing Rules, a Director:

(i) who has an interest in a matter may vote in respect of that matter if it comes before the Directors and be counted as part of the quorum;

(ii) may enter into contracts with, or otherwise have dealings with, the Company; and

(iii) may hold other offices in the Company.

(d) A Director is not disqualified from the Director's office by contracting with the Company or any related body corporate of the Company in any capacity by reason of holding the office of Director.

(e) A Director is not liable to account to the Company for any profit realised by any contract or arrangement, by reason only of holding the office of Director or of the fiduciary relationship established by the office.

(f) Subject to the Corporations Act and the Listing Rules, a Director or any person who is an associate of a Director may participate in any issue by the Company of financial products.

(g) Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

59. Material Personal Interests

In relation to a contract or arrangement in which a Director has a material personal interest:

(a) the fact that the Director signed the document evidencing the contract or arrangement will not in any way affect its validity;

(b) a contract or arrangement made by the Company or any related body corporate with a Director may not be avoided merely because the Director is a party to the contract or arrangement or otherwise interested in it; and

(c) the Director will not be liable to account to the Company for any profit derived in respect of the contract or arrangement merely because of the Director's office or the fiduciary relationship it entails.

Nothing in this rule affects the duty of a Director:

(i) who holds any office or possesses any property whereby, directly or indirectly, duties or interests might be created in conflict with the Directors' duties or interests as a Director, to declare at a meeting of Directors, the fact and the nature, character and extent of the conflict; or

(ii) to comply with the Corporations Act.

60. Committees

(a) The Directors may delegate any of their powers to committees consisting of any one or more Directors or any other person or persons as the Directors think fit. In the exercise of delegated powers, any committee formed or person or persons appointed to the committee must conform to any regulations that may be imposed by the Directors. A delegate of the Directors may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

(b) The meetings and proceedings of any committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Directors so far as they are applicable and are not in conflict with or superseded by, any regulations made by the Directors under rule 60(a).

(c) Nothing in this rule 60 limits the power of the Directors to delegate.

61. Written Resolutions

A resolution in writing signed by all Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Directors) is a valid resolution of the Directors and is effective when signed by the last of all the Directors. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is considered a document in writing signed by the Director and is deemed to be signed when received in legible form. For the purpose of this rule 61 the references to Directors include any alternate Director for the time being present in Australia who is appointed by a Director for the time being not present in Australia but do not include any other alternate Directors.

62. Defects in Appointments

(a) All actions at any meeting of the Directors or by a committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been properly appointed and was qualified and continued to be a Director or a member of the committee.

(b) If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or calling a general meeting of the Company, but for no other purpose.

Secretaries

63. Secretaries and Other Officers

(a) A Secretary of the Company holds office, on the terms and conditions as to remuneration and otherwise, as the Directors decide.

(b) The Directors may at any time terminate the appointment of a Secretary.

64. Other Officers

(a) The Directors may from time to time:

(i) create any other position or positions in the Company with the powers and responsibilities as the Directors may from time to time confer; and

(ii) appoint any person, whether or not a Director, to any position or positions created under rule 64(a)(i).

(b) The Directors may at any time terminate the appointment of a person holding a position created under rule 64(a)(i) and may abolish the position.

Seals

65. Seals and their Use

The Company may have a common seal and a duplicate common seal which are to be used by the Company as determined by the Directors.

Dividends, Interest and Reserves

66. Powers to Determine Dividends and Pay Interest

(a) The Directors may from time to time determine that a Dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares or other Securities in another body corporate (or any combination of them).

(b) No Dividend bears interest against the Company.

67. Crediting of Dividends

(a) Subject to any special rights or restrictions attached to any shares, every Dividend on a share in the Company is to be paid as follows, unless otherwise determined by the Directors:

(i) if the share to which a particular Dividend relates is fully paid and was fully paid during the whole period in respect of which the Dividend is to be paid,

that Dividend is equal to the Dividend paid on each other share which was fully paid during the whole period in respect of which the Dividend is to be fully paid; and

(ii) if the share to which a particular Dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the Dividend is to be paid, that Dividend is apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the Dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the Dividend is to be paid.

(b) An amount paid on a share in advance of a call is not taken for the purposes of rule 67(a)(ii) to be paid on the share.

(c) Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that Dividends are to be paid out of a particular source or particular sources, and in those circumstances the Directors may in their absolute discretion:

(i) allow each or any shareholder to elect from which specified sources that particular shareholder's Dividend may be paid by the Company; and

(ii) where elections are permitted and any shareholder fails to make an election, identify the particular source from which Dividends are payable.

68. Deduction of Unpaid Amounts

The Directors may apply any part of any Dividend otherwise payable to a shareholder towards satisfaction of all sums of money presently payable by the shareholder to the Company on account of calls or otherwise in relation to shares in the Company.

69. Distributions in Kind

If the Directors have determined to pay a Dividend or to return capital by a reduction of capital, a buy-back or otherwise, wholly or partly by the distribution of specific assets (including by the issue of shares or other financial products or by the transfer of shares or financial products), the Directors may do one or more of the following:

(a) if a difficulty arises in regard to that distribution, settle the matter as they determine and fix the value for distribution of the specific assets or any part of those assets;

(b) decide that cash payments may be made, and make the payments to any shareholders on the basis of the value fixed by them in order to appropriately adjust the rights of all shareholders as the Directors determine in their discretion;

(c) vest any specific assets in trustees; and

(d) authorise any person to make, on behalf of all the shareholders entitled to any financial products, an agreement with the Company (or other relevant body corporate) providing for the issue or transfer to them of any further financial

products and, in executing the document, the officer acts as agent and attorney for the shareholders.

70. Payment of Distributions

(a) Any Dividend, interest or other money payable in cash in respect of Securities may be paid in any manner and by any means determined by the Directors, at the sole risk of the intended recipient. Without limiting any other means of payment which the Directors may adopt, any payment may be made:

(i) by cheque sent through the post directed to:

(A) the address of the Security holder as shown in the Securities register or, in the case of joint holders, to the address shown in the Securities register as the address of the joint holder first named in that Securities register; or

(B) any other address as the Security holder or joint holders in writing directs or direct; or

(ii) by electronic funds transfer to an account with a bank or other financial institution nominated by the Security holder or joint holders in writing and acceptable to the Company.

(b) Without limiting Rule 70(d), if the Directors decide to make a payment by electronic funds transfer under Rule 70(a) and an account is not nominated by the shareholder or joint holders in accordance with the requirements of Rule 70(a)), the Company may hold the amount payable in a separate account of the Company until the holder or joint holders nominate an account in accordance with the requirements of Rule 70(a).

(c) Payments of Dividends and other distributions by the Company may be made in Australian dollars or any other currency determined by the Directors in their discretion. Payments in different currencies may be made to different Security holders as determined by the Directors in their discretion. If a payment is made in a currency other than Australian dollars the Directors may determine in their discretion the appropriate exchange rate and the time of calculation to calculate the amount payable in the relevant currency. The determinations of the Directors are, in the absence of manifest error, final.

(d) Subject to law, all Dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law.

Capitalisation of Profits

71. Capitalisation of Profits

(a) The Company in general meeting or the Directors may resolve:

(i) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to Security holders; and

(ii) that the sum referred to in rule 71(a)(i) be applied, in any of the ways mentioned in rule 71(b), for the benefit of Security holders in full satisfaction of their interest in the capitalised sum, in the proportions to which those Security holders would have been entitled in a distribution of that sum by way of Dividend or if there is no proportional entitlement, as the Directors determine.

(b) The ways in which a sum may be applied for the benefit of Security holders under rule 71(a) are:

(i) in paying up any amounts unpaid on Securities held by Security holders;

(ii) in paying up in full unissued Securities to be issued to Security holders as fully paid;

(iii) partly as mentioned in rule 71(b)(i) and partly as mentioned in rule 71(b)(ii); or

(iv) any other application permitted by law or the Listing Rules.

(c) Where the conditions of issue of a partly paid Security provide, the holder is entitled to participate in any application of a sum under rule 71(b) to a greater extent than would have been the case had those funds been distributed by Dividend but not to any greater extent than permitted by the terms of issue.

(d) The Directors may do all things they consider necessary to give effect to the resolution and, in particular, to the extent they consider necessary to adjust the rights of the Security holders amongst themselves, may:

(i) fix the value for distribution of the specific assets or any part of those assets;

(ii) issue fractional certificates or make cash payments in cases where Securities become issuable in fractions or determine that fractions may be disregarded or that any fractional entitlements are to be increased to the next whole number;

(iii) vest any cash or specific assets in trustees on trust for the persons entitled as they determine; and

(iv) authorise any person to make, on behalf of all the Security holders entitled to any further Securities on the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any further Securities or for the payment by the Company on their behalf the

amounts or any part of the amounts remaining unpaid on their existing Securities by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the Security holders concerned.

Notices

72. Notices Generally

Subject to the Corporations Act and the Listing Rules:

(a) A notice may be given by the Company to any Security holder by, in its discretion:

(i) serving it on the Security holder personally;

(ii) sending it by post to the Security holder or leaving it at the Security holder's address as shown in the Securities register or the address supplied by the Security holder to the Company for the giving of notices;

(iii) transmitting it to the fax number supplied by the Security holder to the Company for the giving of notices;

(iv) transmitting it electronically to the electronic mail address given by the Security holder to the Company for giving notices; or

(v) serving it in any manner contemplated in this rule 72(a) on a Security holder's attorney as specified by the Security holder in a notice given under rule 72(b).

(b) By written notice to the Secretary left at or sent to the registered office or Securities registry, a Security holder may request that all notices to be given by the Company or the Directors be served on the Security holder's attorney at an address specified in the notice and the Company may do so in its discretion.

(c) Notice to a Security holder whose address for notices is outside Australia may be sent by airmail, air courier, fax or electronic mail.

(d) Any notice sent by post is considered to have been served at the expiration of 24 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a Security holder personally or left at the Security holder's address as shown in the Securities register or the address supplied by the Security holder to the Company for the giving of notices is considered to have been served when delivered. Any notice served on a Security holder by facsimile or other electronic transmission is considered to have been served when the transmission or notification is sent.

(e) Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any Securities is bound by every notice which, prior to the person's name and address being entered in the Securities register in respect of the Securities, was properly given to the person from whom the person derived title to those Securities.

(f) A notice served in accordance with this Constitution is (despite the fact that the Security holder is then dead and whether or not the Company has notice of the Security holder's death) considered to have been properly served in respect of any registered Securities, whether held solely or jointly with other persons by the Security holder, until some other person is registered in the Security Holder's place as the holder or joint holder. The service is sufficient service of the notice or document on the Security holder's personal representative and any persons jointly interested with the Security holder in the Securities.

Winding Up

73. Winding Up

(a) If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(b) Any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Corporations Act relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

(c) If any shares to be divided in accordance with rule 73(b) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within 10 business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

Indemnity

74. Indemnity of Officers, Insurance and Access

(a) The Company is to indemnify each officer of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer.

(b) Where the Directors consider it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company.

(c) Where the Directors consider it appropriate, the Company may:

(i) make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer; and

(ii) bind itself in any contract or deed with any officer of the Company to make the payments.

(d) Where the Directors consider it appropriate, the Company may:

(i) give a former Director access to certain papers, including documents provided or available to the Directors and other papers referred to in those documents; and

(ii) bind itself in any contract with a Director or former Director to give the access.

(e) In this rule 74:

(i) ***officer*** means:

(A) a Director or Secretary; or

(B) a person appointed as a trustee by, or acting as a trustee at the request of, the Company,

and includes a former officer.

(ii) ***duties of the officer*** includes, in any particular case where the Directors consider it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the Company or, where applicable, the subsidiary of the Company to any other corporation.

(iii) ***to the relevant extent*** means:

(A) to the extent the Company is not precluded by law from doing so;

(B) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, but without limitation, a subsidiary or an insurer under any insurance policy); and

(C) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.

(iv) ***liability*** means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body.

Small Shareholdings

75. Sale of Small Holdings

(a) (i) In this rule unless the context otherwise requires:

Divestment Notice means a notice in writing stating or to the effect that the Company intends to sell or arrange the sale of the shares of a shareholder unless within the Specified Period (which must be set out in the notice):

(A) the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder notifies the Company in writing of the increase;

(B) the shares are sold by the shareholder; or

(C) except in respect of a Divestment Notice sent to a prescribed New Small Holder, the shareholder gives to the Company a written notice that the shareholder wishes to retain the shares.

Effective Date means the date on which this rule 75 was included in this Constitution.

New Small Holder means a shareholder who holds less than a Marketable Parcel of shares in the Company where:

(A) the holding is a new holding created by the transfer of a parcel of shares that was less than a Marketable Parcel at the time a proper ASTC transfer was initiated or a paper based transfer was lodged; and

(B) the transfer occurred after the Effective Date.

Notice Date means the date on which the Company sends to a shareholder a Divestment Notice.

Prescribed New Small Holder means a New Small Holder which the Company determines should be treated as a Prescribed New Small Holder with the consequences set out in this rule and, accordingly, is a person to whom the Company determines to send a Divestment Notice specifying seven days as the Specified Period.

Sale Period means the period of either seven days following the expiration of the Specified Period or, where rule 75(b)(iv) applies, seven days following the date of receipt by the Company of revocation of the notice referred to in rule 75(b)(iii)(C).

Small Holder means a shareholder who holds less than a Marketable Parcel of shares in the Company but does not include a Prescribed New Small Holder.

Specified Period means either:

(A) a period of not less than six weeks after the Notice Date, as determined by the Company; or

(B) if the Company in its discretion determines in the case of a New Small Holder, the period of seven days after the Notice Date.

The terms ***Marketable Parcel*** and ***Takeover*** have the same meaning as they are given in the Listing Rules and the terms ***Holding Adjustment*** and ***Issuer Sponsored Holding*** have the same meaning as they are given in the ASTC Settlement Rules.

(ii) Where under this rule powers are conferred on the Secretary the powers may be exercised either by the Secretary or by any person nominated by the Secretary.

(b) (i) If the Secretary determines that a shareholder is a Small Holder or a Prescribed New Small Holder, the Secretary may send (subject to rule 75(b)(ii)) a Divestment Notice to the shareholder.

(ii) Subject to rule 75(e), the Company may not give more than one Divestment Notice to a particular shareholder in any 12 month period.

(iii) Where the Company has sent to a shareholder a Divestment Notice then, unless within the Specified Period:

(A) the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder has notified the Company in writing of the increase;

(B) the relevant shares are sold by the shareholder;

(C) (save in respect of Prescribed New Small Holders who are not entitled to give notice of a wish to retain the relevant shares) the shareholder gives to the Company a written notice that the shareholder wishes to retain the relevant shares,

the shareholder is deemed to have irrevocably appointed the Company as the shareholder's agent to sell the shares the subject of the Divestment Notice during the Sale Period at the price and on the terms determined by the Secretary in the Secretary's sole discretion and to receive the proceeds of sale on behalf of the shareholder. Nothing in this rule obliges the Company to sell the shares. For the purposes of the sale, the Company may initiate a Holding Adjustment to move all the shares from a CHESS holding to an Issuer Sponsored Holding or a certificated holding or to take any other action the Company considers necessary or desirable to effect the sale.

(iv) Where a shareholder (not being a Prescribed New Small Holder) has given to the Company notice under rule 75(b)(iii)(C) the shareholder may at any time revoke the notice and on revocation the Company is constituted the shareholder's agent as provided in rule 75(b)(iii).

(v) The Secretary may execute on behalf of a shareholder a transfer of the shares in respect of which the Company is appointed agent under rule 75(b)(iii) in the manner and form the Secretary considers necessary and to deliver the transfer to the purchaser. The Secretary may take any other action on behalf of the shareholder as the Secretary considers necessary to effect the sale and transfer of the shares.

(vi) The Company may register a transfer of shares whether or not any certificate for the shares has been delivered to the Company.

(vii) If the shares of two or more shareholders to whom this rule applies are sold to one purchaser, the transfer may be effected by one transfer.

(viii) If shares are sold under this rule, the Company must:

(A) within a reasonable time after completion of the sale, inform the former shareholder of the sale and the total sale proceeds received by the Company; and

(B) if any certificate for the shares the subject of the transfer has been received by the Company (or the Company is satisfied that the certificate has been lost or destroyed or that its production is not essential), within 60 days after completion of the sale, cause the proceeds of sale to be sent to the former shareholder (or, in the case of joint holders, to the holder whose name appeared first in the register of members in respect of the joint holding). Payment may be made in any manner and by means as determined by the Directors and is at the risk of the former shareholder.

(ix) The Company bears the costs of sale of the transferor of shares sold under this rule (but is not liable for tax on income or capital gains of the former shareholder).

(x) All money payable to former shareholders under this rule which is unclaimed for one year after payment may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law. No money payable under this rule by the Company to former shareholders bears interest as against the Company.

(c) (i) A certificate signed the Secretary stating that shares sold under this rule have been properly sold discharges the purchaser of those shares from all liability in respect of the purchase of those shares.

(ii) When a purchaser of shares is registered as the holder of the shares, the purchaser:

(A) is not bound to see to the regularity of the actions and proceedings of the Company under this rule or to the application of the proceeds of sale; and

(B) has title to the shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.

(d) Any remedy of any shareholder to whom this rule applies in respect of the sale of the shareholder's shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

(e) On the date on which there is announced a Takeover, the operation of this rule is suspended. Despite rule 75(b)(ii), on the close of the offers under the Takeover the Company may invoke the procedures set out in this rule.

Dividend Reinvestment Plans

76. Dividend Reinvestment Plans

(a) The Directors may:

(i) establish one or more plans under which some or all shareholders may elect:

(A) that Dividends to be paid in respect of some or all of the shares from time to time held by the shareholder are to be satisfied by the issue of fully paid shares;

(B) that Dividends from the Company not be determined or paid and that instead a payment or distribution other than a Dividend (including, without limitation, an issue of bonus shares, with no amount credited to the share capital account in connection with the issue of those shares) be made by the Company;

(C) that cash Dividends from the Company not be paid and that instead a cash Dividend or payment or other distribution (including, without limitation, an issue or transfer of Securities) be received from the Company, a related corporation of the Company or any other entity determined by the Directors; and

(D) to participate in a Dividend selection plan, including but not limited to a plan under which shareholders may elect to receive a Dividend from the Company or any related corporation which is less in amount but franked to a greater extent than the ordinary cash Dividend determined by the Company or any related corporation or to receive a Dividend from the Company or any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash Dividend determined by the Company or any related corporation;

(ii) on or after establishment of any plan, extend participation in it, in whole or in part, to some or all of the holders of debt obligations of the Company in respect of interest on those obligations as if that interest were Dividends; and

(iii) vary, suspend or terminate the plan.

(b) Any plan takes effect in accordance with its terms and the Directors may do all things necessary and convenient for the purpose of implementing the plan, including, the making of each necessary allotment of shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds which may lawfully be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

(c) For the purpose of giving effect to a plan, appropriations, capitalisations, applications, payments and distributions as referred to in this rule may be made and the powers of the Directors under this rule apply and may be exercised (with any adjustments as may be required) even if only some of the shareholders or holders of shares of any class participate in the appropriations, capitalisation, application, payment or distribution.

(d) In offering opportunities to shareholders to participate in a plan, the Directors may give information which in their opinion may be useful to assist shareholders in assessing the opportunity and making requests to their best advantage. The Directors, the Company and its officers are not responsible for, nor are they obliged to provide, any legal, taxation or financial advice in respect of the choices available to shareholders.

(e) The Directors are under no obligation:

(i) to admit any shareholder as a participant in any plan; nor

(ii) to comply with any request made by a shareholder who is not admitted as a participant in a plan.

(f) In establishing and maintaining a plan, the Directors may exercise the powers conferred on them by the terms of the plan, by this Constitution or by the Corporations Act.

Employee Share Plans

77. Employee Share Plans

The Directors may, subject to the Listing Rules:

(a) implement an employee share plan (on the terms they determine) under which Securities of the Company or of a related body corporate may be issued or otherwise provided to or for the benefit of any officer (including any Director) or employee of the Company or of a related body corporate or affiliate of the Company or to a relative of that officer or employee or to a company, trust or other entity or arrangement in which that officer or employee or a relative of that officer or employee has an interest;

(b) amend, suspend or terminate any employee share plan implemented by them; and

(c) give financial assistance in connection with the acquisition of Securities of the Company or of a related body corporate under any employee share plan in any manner permitted by the Corporations Act.

(d) Rule 77(a) does not limit the Directors' powers to establish an employee share plan or limit the scope or structure of a plan.

Takeover Approval Provisions

78. Restriction on Registration

(a) Subject to the Corporations Act and the Listing Rules, the registration of any transfer of shares giving effect to a takeover contract under a proportional takeover bid in respect of shares in a class of shares in the Company is prohibited unless and until a resolution to approve the takeover bid is passed in accordance with this rule 78.

(b) Subject to rule 78(c), the only persons entitled to vote on a resolution to approve a proportional takeover bid are those persons who, as at the end of the day on which the first offer under the takeover bid was made, held shares included in the bid class in respect of which the offer was made. Each person entitled to vote has one vote for each share in the relevant class held by the person at that time.

(c) Neither the bidder under the takeover bid nor any associate of the bidder is entitled to vote on the resolution.

(d) The resolution is to be considered at a meeting convened and conducted by the Company of the persons entitled to vote on the resolutions. The provisions of this Constitution relating to general meetings apply to the meeting with any modifications the Directors decide are required in the circumstances.

(e) The resolution is taken to have been passed only if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%.

(f) This rule ceases to have effect on the third anniversary of the date of the adoption or the last renewal of this rule.

79. Restricted Securities

(a) Restricted securities within the meaning of the Listing Rules cannot be disposed of except as permitted by the Listing Rules or ASX.

(b) The Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities within the meaning of the Listing Rules except as permitted by the Listing Rules or ASX.

(c) During a breach of the Listing Rules relating to restricted securities within the meaning of the Listing Rules or a breach of a restriction agreement relating to the restricted securities, the holder of the restricted securities is not entitled to any dividend or distribution or voting rights in respect of the restricted securities.

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. Application for admission to the +official list;
2. Information to be completed; and
3. Agreement to be completed.

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Part 1 - Application for admission to the official list

Name of entity	ABN
Boart Longyear Limited	**49 123 052 728**

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

		Number	+Class
2	+Main class of +securities	**Between 1,262 million and 1,278 million. Actual number to be provided.**	**Fully paid ordinary shares**
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class
			Nil

+ See chapter 19 for defined terms.

Appendix 1A
ASX Listing application and agreement

Number not to be quoted	+Class
	Nil

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	**Level 25, Chifley Tower** **Chifley Square** **Sydney NSW 2000** **Phone: (02) 9293 2599** **Fax: To be provided** **Email: ahenriksen@boartlongyear.com**
5	Address of principal +security registries for each +class of +security (including +CDIs)	**Link Market Services Ltd** **Level 12** **680 George Street** **Sydney NSW 2000**
6	Annual balance date	**31 December**

Companies only

(Other entities go to 19)

7	Name and title of chief executive officer/managing director	**Paul Brunner** **Managing Director and Chief Executive Officer**
8	Name and title of chairperson of directors	**Graham John Bradley** **Non-Executive Chairman**
9	Names of all directors	**Paul Brunner** **Graham John Bradley** **Bruce Robert Brook** **Geoffrey Arthur Handley** **David Ray McLemore** **Peter Bligh St George**

+ See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	**A Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is the longer, without submitting for re-election. If required by the Listing Rules, the Director longest in office since their last appointment must retire by rotation (see Rule 46(a) of the Constitution attached as Annexure B).**
11	Name and title of company secretary	**Fabrizio Rasetti** **Company Secretary**
12	Place of incorporation	**Victoria**
13	Date of incorporation	**2 January 2007**
14	Legislation under which incorporated	**Corporations Act 2001 (Cth)**
15	Address of registered office in Australia	**Level 25, Chifley Tower** **Chifley Square** **Sydney NSW 2000**
16	Month in which annual meeting is usually held	**May**
17	Months in which dividends are usually paid (or are intended to be paid)	**March (final) and September (interim)**
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	**Not applicable**

+ See chapter 19 for defined terms.

Appendix 1A
ASX Listing application and agreement

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	**Not applicable**

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	**Not applicable**
20	Name and title of chairperson of directors of responsible entity	**Not applicable**
21	Names of all directors of the responsible entity	**Not applicable**
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	**Not applicable**
23	Name and title of company secretary of responsible entity	**Not applicable**

+ See chapter 19 for defined terms.

23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	**Not applicable**
24	Place of registration of the entity	**Not applicable**
25	Date of registration of the entity	**Not applicable**
26	Legislation under which the entity is registered	**Not applicable**
27	Address of administration office in Australia of the entity	**Not applicable**
28	If an annual meeting is held, month in which it is usually held	**Not applicable**
29	Months in which distributions are usually paid (or are intended to be paid)	**Not applicable**
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	**Not applicable**
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	**Not applicable**

+ See chapter 19 for defined terms.

About the entity

All entities

Item	Tick	Tick to indicate you are providing the information or documents	Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	**Refer Prospectus Section 3 with final details to be provided**
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	**One copy of the Prospectus, and one copy of the Appendix incorporated by reference in the Prospectus, is enclosed. An additional fifty copies of each of the Prospectus, and the Appendix incorporated by reference in the Prospectus, will be provided shortly.**
33	☒	Cheque for fees	**To be provided**
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	**CHESS and an issuer sponsored sub-register (refer Prospectus Section 3.19)**
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	**All material contracts are summarised in Section 12.5 of the Prospectus. Copies are available to ASX upon request.**
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	**Not applicable**
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	**Not applicable**
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	**Refer Annexure A**
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	**Not applicable**

+ See chapter 19 for defined terms.

40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	**Refer Annexure B**

+ See chapter 19 for defined terms.

Appendix 1A
ASX Listing application and agreement

			Where is the information or document to be found? (eg, prospectus cross reference)
41	☒	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	**Refer Annexure C**
42	☒	A brief history of the entity or, if applicable, the group	**Refer Prospectus Sections 3.2 and 5.1**
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	**Refer Annexure D**

About the securities to be quoted

All entities

43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	**Securities to be quoted are fully paid ordinary shares**
44	☒	Voting rights of +securities to be quoted	**Refer Prospectus Section 12.3.1.1**
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	**Refer Annexure E**
46	☒	Terms of the +securities to be quoted	**Refer Prospectus Section 12.3.1**
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	**To be provided**
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	**To be provided**
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	**To be provided**
50	☐	Terms of any +debt securities and +convertible debt securities	**Not applicable**

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	**Not applicable**
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	**Not applicable**

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	**Not applicable**
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	**Not applicable**
55	☐	The date that the vendor acquired the +classified asset	**Not applicable**
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	**Not applicable**
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	**Not applicable**
58	☐	Full details of the +classified asset, including any title particulars	**Not applicable**

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	**Not applicable**
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	**Not applicable**
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	**Not applicable**

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	**To be provided upon request by ASX**
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	**Not applicable**
65	☐	The terms of any +employee incentive scheme	**Not applicable**
66	☒	The terms of any +dividend or distribution plan	**Refer Prospectus Section 12.8 and Annexure F**
67	☐	The terms of any +securities that will not be quoted	**Not applicable**
68		Deleted 1/7/98.	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	**To be provided**
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	**Not applicable**
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	**Not applicable**
72	☐	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	**Not applicable**
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	**Not applicable**
74	☒	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	**Refer Annexure G, which sets out all child entities of the Company after the acquisition of Resources Services Holdco, Inc. by Boart Longyear Investments (as described in Section 3.2.1 of the Prospectus). Refer Prospectus Section 5 for a description of the business of Boart Longyear group companies.**

+ See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	**Not applicable**
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	**Not applicable**
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	**Not applicable**
77	☐	Audited +accounts for the last 3 full financial years and audit reports	**Not applicable**
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	**Not applicable**
80A	☐	Pro forma balance sheet and review	**Not applicable**
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	**Not applicable**

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☒	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	**Refer to the pro forma consolidated balance sheet in Section 8.5.1 of the Prospectus**
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	**Not applicable**
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	**Not applicable**

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☒	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	**Refer to the pro forma consolidated balance sheet in Section 8.5.1 of the Prospectus**
83	☐	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	**Not applicable**
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	**Refer Prospectus Section 3.5**
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	**Refer Prospectus Section 8 and previous discussions with ASX regarding reliance on pro-forma historical accounts to satisfy Listing Rule 1.3.5(a)**
87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	**Not applicable**
87B	☐	Audited balance sheet (if required) and audit report	**Not applicable**
87C	☒	Pro forma balance sheet and review	**Refer Prospectus Section 8.5.1 and the Appendix to the Prospectus and the Investigating Accountant's Report in Section 10 of the Prospectus**

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

+ See chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	**The Company will be the holding company of the Boart Longyear business, which provides drilling services and drilling products primarily to the mining industry, but also to the environmental, infrastructure and energy industries. Refer Prospectus Section 5.**
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	**The Company was incorporated on 2 January 2007 with 2 fully paid ordinary shares issued for $1 per share. As at the date of the Prospectus, the Company has 2 fully paid ordinary shares on issue. Refer Prospectus Section 3.2.1 for further information regarding the issue of Shares.**

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	**Not applicable**
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	**Not applicable**
110	☐	The date the information memorandum is signed	**Not applicable**

+ See chapter 19 for defined terms.

111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	**Not applicable**
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	**Not applicable**

+ See chapter 19 for defined terms.

Appendix 1A
ASX Listing application and agreement

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	**Not applicable**
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	**Not applicable**
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	**Not applicable**
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	**Not applicable**
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	**Not applicable**
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	**Not applicable**
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	**Not applicable**

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	**Not applicable**
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	**Not applicable**

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	**Not applicable**

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	**Not applicable**

+ See chapter 19 for defined terms.

Other information

All entities

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	**Not applicable**
121	☒	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	**Refer Prospectus Sections 12.10.1.3 and 12.10.1.4**
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	**Not applicable**
123	☒	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	**All material information is disclosed in the Prospectus**
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	**Not applicable**

Mining exploration entities

No.		Item	Where is the information or document to be found?
124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	**Not applicable**

125 Deleted 1/7/97

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	**Not applicable**
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	**Not applicable**
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	**Not applicable**
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	**Not applicable**

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.

- There is no reason why the +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

+ See chapter 19 for defined terms.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility ; or

☒ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated: 7 March 2007

Signed by Boart Longyear Limited:

[signature]	[signature]
Director Signature	~~Director~~/Secretary Signature
GRAHAM BRADLEY	FABRIZIO RASETTI
Print Name	Print Name

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

RECEIVED
2011 MAY 16 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Electronic Lodgement
Document No. **1E3086834**
Lodgement date/time: 10-04-2007 14:48:27
Reference Id. 74911192 Trace No. : 22757

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
BOART LONGYEAR LIMITED
Australian Company Number (ACN)
123 052 728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ALLENS ARTHUR ROBINSON CORPORATE ADVISORY PTY LTD
ASIC registered agent number (if applicable)
268

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
ALISON JANE HENRIKSEN
Capacity
SEC
Signature

Date signed
05-04-2007

Form 484 - Change to company details
BOART LONGYEAR LIMITED ACN 123052728

B1 Cease company officeholder

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Secretary - Cessation Date: 04-04-2007
The name of the ceased officeholder is:

Given names **IAN BRIAN**

Family name **HOPKINS**

Birth Details
Date of Birth **14-02-1946**
City/town of Birth **SYDNEY**
State (if born in Australia) **NSW**
Country of Birth **Australia**

B2 Appoint company officeholder

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Secretary - Appointment Date: 05-04-2007
The name of the appointed officeholder is:

Given names **ALISON JANE**

Family name **HENRIKSEN**

Birth Details
Date of Birth **08-10-1967**
City/town of Birth **MELBOURNE**
State (if born in Australia) **Vic**
Country of Birth **Australia**

Residential Address

Address
10/44 CROWN ROAD QUEENSCLIFF NSW 2096
Australia

ASX
AUSTRALIAN SECURITIES EXCHANGE

BOART LONGYEAR LIMITED - SATISFACTION OF CONDITIONS FOR CONDITIONAL MARKET

Further to ASX Circular 155/07 released on 5 April 2007 and ASX Circular 140/07 released on 3 April 2007, Boart Longyear Limited (the "Company") today, Thursday 12 April 2007 advised of the satisfaction of the conditions for the conditional market.

ASX therefore advises that the Company's securities will commence trading on an unconditional and deferred settlement basis from the commencement of trading today, Thursday 12 April 2007. The "CT" tag attached to the Company's securities trading on ITS has now been removed.

KEY DATES

Event	
Conditions for the conditional market satisfied.	Thursday, 12 April 2007
Trading commences on an unconditional and deferred settlement basis. ASX Code: BLY	Thursday, 12 April 2007
Last day for dispatch of holding statements for Company securities.	Friday, 13 April 2007
Company securities commence trading on ASX on a normal (T+3) settlement basis.	Monday, 16 April 2007

BOART LONGYEAR

12 April 2007

ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Dispatch of Shareholder Statements

I refer to the Company's pre-quotation disclosure announcement released to the market on 5 April 2007.

The Company confirms that initial holding statements have been despatched today to successful applicants under the Offer.

Attached are copies of the following materials that were dispatched:

- Letter to Shareholders;
- Allotment and Refund Advice;
- CHESS Allotment Confirmation Notice;
- Issuer Sponsored Holding Statement;
- Annual Report and Email Notification Form;
- Tax File Numbers, Australian Business Numbers or Exemption Form; and
- Direct Credit Form (for dividends).

Yours sincerely

ALISON HENRIKSEN
Company Secretary

BOART LONGYEAR
ABN 49 123 052 728

All Registry communications to:
C/- Link Market Services
Level 12, 680 George Street Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone (Within Australia): 1800 781 633
Telephone (Outside Australia): (02) 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Dear Shareholder

On behalf of the Board of Directors, I welcome you as a new shareholder of Boart Longyear Limited.

Enclosed are a number of forms that will assist you in managing your Boart Longyear Limited shareholding. Please forward your completed forms to our Share Registry, Link Market Services Limited, in the reply paid envelope provided. Alternatively, you can manage your shareholding via the Internet. Simply visit our registrars' website, www.linkmarketservices.com.au, where you can access your holding and update your preferences on-line.

Issuer Sponsored Holding Statement
If you have elected to be Issuer Sponsored, your statement is enclosed. If you are broker sponsored your CHESS Statement will be forwarded to you by the Australian Stock Exchange.

Tax File Number and Australian Business Number
While you are under no obligation to provide your Tax File Number (TFN), Australian Business Number (ABN) or exemption category details, if you are an Australian resident and elect not to provide this information, we are required to deduct withholding tax at the highest marginal tax rate (plus Medicare levy) on any unfranked portion of any dividend paid to you.

Direct Credit of Dividend Payments
If you wish to have your dividends credited directly to your nominated Australian bank, building society or credit union account, simply complete the enclosed form. This form needs to be received **prior to the record date** to be effective.

Annual Report Election
Many Shareholders prefer to read annual reports online. This saves costs and the environment. Please complete the enclosed form if you do not wish to receive a printed copy of the Annual Report and if you wish to receive notification by email when the Annual Report becomes available online at our website, www.boartlongyear.com. You may also elect to receive email notification of major announcements.

If you have any queries regarding your shareholding, please contact Link Market Services Limited by telephone on 1800 781 633, by facsimile on (02) 9287 0303 or by mail to Locked Bag A14, Sydney South, NSW, 1235.

Yours sincerely

Graham Bradley
Chairman

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
C/- Link Market Services
Level 12, 680 George Street Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone (Within Australia): 1800 781 633
Telephone (Outside Australia): (02) 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

12 April 2007

SRN/HIN:

Dear Shareholder,

BOART LONGYEAR LIMITED SHARE OFFER

Thank you for your interest in the Boart Longyear Limited Share Offer. The demand for shares significantly exceeded the number of shares on offer and as a result, your application has been scaled back.

Investors who applied under the General Offer have been allocated the first A$2,000 worth of Shares applied for and 20% of their allocation thereafter at the Final Price of A$1.85 per Share.

Please find below details of your allocation and a refund of your application monies.

Application Amount	Scaled Back Amount	Allocation Amount	Final Price	Number of Shares Allocated	Refund Amount
$10,000.00	$6,400.00	$3,598.25	$1.85	1,945	$6,401.75

* Any fractions have been rounded down to the nearest whole Share.

Please detach this statement before depositing the cheque, as you need to retain the above information to assist you in preparing your Income Tax Return. Please retain in a safe place as a charge may be levied for replacement.

Security feature included in this cheque is a microprinted signature line; the absence of which could indicate a fraudulent cheque.

MACQUARIE BANK LIMITED
20 BOND STREET SYDNEY NSW

MACQUARIE BANK

12 April 2007

000000

Pay the sum of: ***SIX THOUSAND FOUR HUNDRED AND ONE DOLLARS AND SEVENTY FIVE CENTS ***

Pay to the order of:

NOT NEGOTIABLE
ACCOUNT PAYEE ONLY

$ ***6,401.75***

For and on behalf of
Boart Longyear Limited ABN 49 123 052 728
Boart Longyear Share Offer Account

⑈000000⑈ 182⑆222⑆2414⑈88774⑈

BOART LONGYEAR

ABN 49 123 052 728

12 April 2007

All Registry communications to:
C/- Link Market Services
Level 12, 680 George Street Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone (Within Australia): 1800 781 633
Telephone (Outside Australia): (02) 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

SRN/HIN:

Dear Shareholder,

BOART LONGYEAR LIMITED SHARE OFFER

Thank you for your interest in the Boart Longyear Limited Share Offer.

Please find below details of the Final Price determined and your allocation of Shares. Any fractions have been rounded down to the nearest whole Share and the residual balance of your application money has been refunded to you.

Application Amount	Allocation Amount	Final Price	Number of Shares Allocated	Refund Amount
$20,000.00	$19,998.50	$1.85	10,810	$1.50

Please detach this statement before depositing the cheque, as you need to retain the above information to assist you in preparing your Income Tax Return. Please retain in a safe place as a charge may be levied for replacement.

Security feature included in this cheque is a microprinted signature line; the absence of which could indicate a fraudulent cheque.

MACQUARIE BANK LIMITED
20 BOND STREET SYDNEY NSW

MACQUARIE BANK

12 April 2007

000000

Pay the sum of: ***ONE DOLLAR AND FIFTY CENTS ***

NOT NEGOTIABLE
ACCOUNT PAYEE ONLY

Pay to the
order of:

$ ***1.50***

For and on behalf of
Boart Longyear Limited ABN 49 123 052 728
Boart Longyear Share Offer Account

⑈000000⑈ 182⑈ 222⑆ 2414⑈88774⑈

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Mrs AB Sample
3 Sample Street
Sydney NSW 2000

Date: 12 April 2007

SRN/HIN: X00040000001

Subregister: CHESS

BOART LONGYEAR LIMITED
BLY – Fully Paid Ordinary Shares
TRANSACTION CONFIRMATION STATEMENT

DATE	TRANSACTION TYPE	SHARES ALLOTTED
12/04/2007	Allotment of Fully Paid Ordinary Shares in Boart Longyear Limited @ $1.85 per share	7,351
	Transaction Cost = $13,599.35	
	Taxes and Stamp Duty Payable - NIL	

LINK MARKET SERVICES

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

Please note your SRN/HIN recorded above. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

THE AUSTRALIAN TAXATION OFFICE (ATO) ADVISES YOU TO KEEP THIS STATEMENT. DISPOSAL OF SECURITIES MAY LEAD TO CAPITAL GAINS TAX. PHONE THE ATO ON 1300 720 092 IF YOU NEED THE "GUIDE TO CAPITAL GAINS TAX".

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Mr AB Sample
2 Sample Street
Sydney NSW 2000

Date: 12 April 2007

SRN/HIN: I40040000000

Subregister: Issuer Sponsored

BOART LONGYEAR LIMITED
BLY – Fully Paid Ordinary Shares
TRANSACTION CONFIRMATION STATEMENT

DATE	TRANSACTION TYPE	SHARES ALLOTTED
12/04/2007	Allotment of Fully Paid Ordinary Shares in Boart Longyear Limited @ $1.85 per share	1,081
	Transaction Cost = $1,999.85	
	Taxes and Stamp Duty Payable - NIL	

LINK MARKET SERVICES

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

Please note your SRN/HIN recorded above. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

THE AUSTRALIAN TAXATION OFFICE (ATO) ADVISES YOU TO KEEP THIS STATEMENT. DISPOSAL OF SECURITIES MAY LEAD TO CAPITAL GAINS TAX. PHONE THE ATO ON 1300 720 092 IF YOU NEED THE "GUIDE TO CAPITAL GAINS TAX".

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

ANNUAL REPORT ELECTION AND EMAIL NOTIFICATION SERVICE

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

Now you can update your details – including your annual report elections – online. Simply visit our Registrar's website at **www.linkmarketservices.com.au** and, by entering your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), your surname/company name and postcode, you can directly access your records and change your own election online.

Alternatively, please select one of the following options.

If you do not return this form before the next report mailing, your current election regarding annual reports will be retained.

☐ Please do not send me an Annual Report.

OR

☐ Please advise me by email when the Annual Report becomes available on line.

EMAIL ADDRESS – Please complete this section using **black ink** and **CAPITAL LETTERS.**

☐ And yes, I would also like to receive important announcements (such as ASX announcements) via email.

OR

☐ I wish to receive a Full Annual Report by post.

OR

☐ I wish to receive a Concise Annual Report by post.

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

A TAX FILE NUMBER OR AUSTRALIAN BUSINESS NUMBER NOTIFICATION

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

Securityholders may quote their tax file number (TFN), or Australian Business Number (ABN) if a business account, for this investment. Whilst there is no obligation to provide either a TFN or ABN, where it is not quoted we are required to deduct withholding tax at the highest marginal tax rate on any interest or on any unfranked portion of any dividend or distribution. Securityholders who wish to claim an exemption from quotation of their TFN should enter the exemption code for the pension or benefit they receive.

Exemption Code	Description
444 444 441	Age, Invalid, or Service/Veterans Pension
444 444 442	Carer's, Sole Parent's, Widow's, or Other Pension, Rehabilitation Allowance
555 555 555	Non profit organisation

For more information on Tax File and Australian Business Numbers and Exemptions, call the Australian Taxation Office.

Individuals

Securityholder 1 Name | **TFN, ABN or Exemption Code**

Securityholder 2 Name | **TFN, ABN or Exemption Code**

OR

Company, Partnership, Trust, Superannuation Fund

(Please mark appropriate box with a cross)

Company ☐ **Partnership** ☐ **Trust** ☐ **Super Fund** ☐

TFN, ABN or Exemption Code

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)

Joint Securityholder 2 (Individual)

Joint Securityholder 3 (Individual)

Sole Director and Sole Company Secretary/Director (delete one)

Director/Company Secretary (delete one)

Date __/__/_____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

BLY DIV051

ASX Company Announcement

Date:	Thu Apr 12 09:25:49 2007
Document Image #:	00710505
Announcement Type:	Other
ASX Description:	BLY Settlement of Offer – Satisfaction of Conditions

Connect 4 Summary:

Company Summary:

BOART LONGYEAR

12 April 2007

ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Settlement of Offer – Satisfaction of Conditions for Conditional Market

I refer to the Company's pre-quotation disclosure announcement released to the market on 5 April 2007.

The Company confirms that the following has occurred:

- initial settlement (that is, settlement in respect of all, or substantially all, of the Boart Longyear Shares the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements); and
- the allotment and transfer of Boart Longyear Shares to successful applicants.

Accordingly, the conditions to the conditional market have been satisfied.

Yours sincerely

ALISON HENRIKSEN
Company Secretary

ASX Company Announcement

Date:	Thu Apr 12 11:45:45 2007
Document Image #:	00710607
Announcement Type:	Top 20 Shareholders
ASX Description:	BLY Top 20 shareholders/Distribution Schedule

Connect 4 Summary:

Company Summary:

BOART LONGYEAR

12 April 2007

ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Top 20 Shareholders and Distribution Schedule

I refer to the Company's pre-quotation disclosure announcement released to the market on 5 April 2007.

Attached are:

- A final statement setting out the names of the twenty largest holders of each class of securities to be quoted, and the number and percentage of each class of securities held by those holders.
- A final distribution schedule of the numbers of holders in each class of security to be quoted in the form contained in Appendix 1A, paragraph 48.

Yours sincerely

ALISON HENRIKSEN
Company Secretary

Top 20 Shareholder List

Rank	Shareholder	Shares	Percentage
1	WOODROSS NOMINEES PTY LTD	185,410,169	12.48%
2	J P MORGAN NOMINEES AUSTRALIA LIMITED	155,403,695	10.46%
3	WESTPAC CUSTODIAN NOMINEES LIMITED	105,771,365	7.12%
4	NATIONAL NOMINEES LIMITED	100,087,804	6.74%
5	CITICORP NOMINEES PTY LIMITED	79,181,129	5.33%
6	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	61,426,334	4.14%
7	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	55,588,450	3.74%
8	ANZ NOMINEES LIMITED <CASH INCOME A/C>	50,561,886	3.40%
9	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	44,543,001	3.00%
10	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	39,909,000	2.69%
11	QUEENSLAND INVESTMENT CORPORATION	36,967,130	2.49%
12	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	29,705,000	2.00%
13	PIRIE STREET NOMINEES PTY LTD	28,342,324	1.91%
14	MACQUARIE EQUITIES ASIA LTD <NIKKEI INDEX WARRANTS>	20,000,000	1.35%
15	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	16,654,827	1.12%
16	COGENT NOMINEES PTY LIMITED	14,689,046	0.99%
17	BOND STREET CUSTODIANS LIMITED <MACQ AUST MKT NEUTRAL FUND>	14,376,232	0.97%
18	CITICORP NOMINEES PTY LIMITED <CFS WSLE GEARED SHR FND A/C>	12,437,512	0.84%
19	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET>	12,301,318	0.83%
20	CITICORP NOMINEES PTY LIMITED <CFS FUTURE LEADERS FUND A/C>	11,571,429	0.78%
	Total in this Report:	1,074,927,651	72.37%
	Total of other Investors:	410,322,349	27.63%
	Total:	1,485,250,000	100.00%

Distribution of Shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 to 1000	4	0.03%	1,814	0.00%
1001 to 5000	2,797	22.62%	6,309,049	0.43%
5001 to 10000	2,974	24.05%	19,064,852	1.28%
10001 to 100000	6,164	49.85%	141,770,428	9.55%
100001 and over	426	3.45%	1,318,103,857	88.75%
Total	**12,365**	**100**	**1,485,250,000**	**100**

ASX Company Announcement

Date: Thu Apr 12 09:53:38 2007

Document Image #: 00710540

Announcement Type: Issued Capital – Other

ASX Description: BLY ASX Circular: Satisfaction of Conditions for Conditional Mkt

Connect 4 Summary:

Company Summary:

ASX
AUSTRALIAN SECURITIES EXCHANGE

BOART LONGYEAR LIMITED - SATISFACTION OF CONDITIONS FOR CONDITIONAL MARKET

Further to ASX Circular 155/07 released on 5 April 2007 and ASX Circular 140/07 released on 3 April 2007, Boart Longyear Limited (the "Company") today, Thursday 12 April 2007 advised of the satisfaction of the conditions for the conditional market.

ASX therefore advises that the Company's securities will commence trading on an unconditional and deferred settlement basis from the commencement of trading today, Thursday 12 April 2007. The "CT" tag attached to the Company's securities trading on ITS has now been removed.

KEY DATES

Event	
Conditions for the conditional market satisfied.	Thursday, 12 April 2007
Trading commences on an unconditional and deferred settlement basis. ASX Code: BLY	Thursday, 12 April 2007
Last day for dispatch of holding statements for Company securities.	Friday, 13 April 2007
Company securities commence trading on ASX on a normal (T+3) settlement basis.	Monday, 16 April 2007

ASX Company Announcement

Date: Thu Apr 12 11:45:45 2007

Document Image #: 00710607

Announcement Type: Top 20 Shareholders

ASX Description: BLY Top 20 shareholders/Distribution Schedule

Connect 4 Summary:

Company Summary:

BOART LONGYEAR

12 April 2007

ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Top 20 Shareholders and Distribution Schedule

I refer to the Company's pre-quotation disclosure announcement released to the market on 5 April 2007.

Attached are:

- A final statement setting out the names of the twenty largest holders of each class of securities to be quoted, and the number and percentage of each class of securities held by those holders.
- A final distribution schedule of the numbers of holders in each class of security to be quoted in the form contained in Appendix 1A, paragraph 48.

Yours sincerely

ALISON HENRIKSEN
Company Secretary

Top 20 Shareholder List

Rank	Shareholder	Shares	Percentage
1	WOODROSS NOMINEES PTY LTD	185,410,169	12.48%
2	J P MORGAN NOMINEES AUSTRALIA LIMITED	155,403,695	10.46%
3	WESTPAC CUSTODIAN NOMINEES LIMITED	105,771,365	7.12%
4	NATIONAL NOMINEES LIMITED	100,087,804	6.74%
5	CITICORP NOMINEES PTY LIMITED	79,181,129	5.33%
6	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	61,426,334	4.14%
7	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	55,588,450	3.74%
8	ANZ NOMINEES LIMITED <CASH INCOME A/C>	50,561,886	3.40%
9	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	44,543,001	3.00%
10	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	39,909,000	2.69%
11	QUEENSLAND INVESTMENT CORPORATION	36,967,130	2.49%
12	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	29,705,000	2.00%
13	PIRIE STREET NOMINEES PTY LTD	28,342,324	1.91%
14	MACQUARIE EQUITIES ASIA LTD <NIKKEI INDEX WARRANTS>	20,000,000	1.35%
15	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	16,654,827	1.12%
16	COGENT NOMINEES PTY LIMITED	14,689,046	0.99%
17	BOND STREET CUSTODIANS LIMITED <MACQ AUST MKT NEUTRAL FUND>	14,376,232	0.97%
18	CITICORP NOMINEES PTY LIMITED <CFS WSLE GEARED SHR FND A/C>	12,437,512	0.84%
19	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET>	12,301,318	0.83%
20	CITICORP NOMINEES PTY LIMITED <CFS FUTURE LEADERS FUND A/C>	11,571,429	0.78%
	Total in this Report:	1,074,927,651	72.37%
	Total of other Investors:	410,322,349	27.63%
	Total:	1,485,250,000	100.00%

Distribution of Shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 to 1000	4	0.03%	1,814	0.00%
1001 to 5000	2,797	22.62%	6,309,049	0.43%
5001 to 10000	2,974	24.05%	19,064,852	1.28%
10001 to 100000	6,164	49.85%	141,770,428	9.55%
100001 and over	426	3.45%	1,318,103,857	88.75%
Total	**12,365**	**100**	**1,485,250,000**	**100**

ASX Company Announcement

Date:	Thu Apr 12 12:10:47 2007
Document Image #:	00710632
Announcement Type:	Initial Directors Interest Notice
ASX Description:	BLY Initial Director's Interest Notice x 6

Connect 4 Summary:

Company Summary:

BOART LONGYEAR

12 April 2007

ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement

Lodgement of Appendix 3X – Initial Director's Interest Notices

In accordance with Listing Rule 3.19A.1 and as agent for each Director for the Company for the purposes of section 205G of the Corporations Act 2001 (Cth), I enclose a completed Appendix 3X in relation to each Director.

Yours sincerely

ALISON HENRIKSEN
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Boart Longyear Limited	
ABN 49 123 052 728	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Brunner
Date of appointment	28/02/2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
L.S. McCullough, II as trustee of the PMB Grantor Retained Annuity Trust	1,468,596 fully paid ordinary shares
L.S. McCullough, II as trustee of the MCPT Grantor Retained Annuity Trust	1,468,596 fully paid ordinary shares
BPT Investments, LLC	8,262,321 fully paid ordinary shares
Stephen James Brunner as trustee of the Monaguiyo Annuity Trust	773,950 fully paid ordinary shares
Stephen James Brunner as trustee of the Monaguiyo Annuity Trust #2	773,950 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Boart Longyear Limited	
ABN 49 123 052 728	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John Bradley
Date of appointment	21/02/2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 1,843,242 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Daphino Pty Limited ITF Bradley Superannuation Fund	540,540 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Boart Longyear Limited	
ABN 49 123 052 728	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Arthur Handley
Date of appointment	21/02/2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Lorelle Handley	86,486 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Boart Longyear Limited	
ABN 49 123 052 728	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Robert Brook
Date of appointment	21/02/2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 45,945 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of Securities
Gillian Dawn Brook	54,054 fully paid ordinary shares
Eagles Rest 156 Pty Ltd as trustee for Brook Family Super Fund	54,054 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Boart Longyear Limited	
ABN 49 123 052 728	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Bligh St George
Date of appointment	21/02/2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Maeva 2 Investments Pty Limited A/C 2 Maeva 2 Investments Super Fund A/C	289,188 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Boart Longyear Limited
ABN	49 123 052 728

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Ray McLemore
Date of appointment	21/02/2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 808,609 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX Company Announcement

Date:	Thu Apr 12 14:06:22 2007
Document Image #:	00710691
Announcement Type:	Periodic Reports – Other
ASX Description:	BLY Dispatch of Shareholder Statements

Connect 4 Summary:

Company Summary:

BOART LONGYEAR

12 April 2007

ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Dispatch of Shareholder Statements

I refer to the Company's pre-quotation disclosure announcement released to the market on 5 April 2007.

The Company confirms that initial holding statements have been despatched today to successful applicants under the Offer.

Attached are copies of the following materials that were dispatched:

- Letter to Shareholders;
- Allotment and Refund Advice;
- CHESS Allotment Confirmation Notice;
- Issuer Sponsored Holding Statement;
- Annual Report and Email Notification Form;
- Tax File Numbers, Australian Business Numbers or Exemption Form; and
- Direct Credit Form (for dividends).

Yours sincerely

ALISON HENRIKSEN
Company Secretary

BOART LONGYEAR
ABN 49 123 052 728

All Registry communications to:
C/- Link Market Services
Level 12, 680 George Street Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone (Within Australia): 1800 781 633
Telephone (Outside Australia): (02) 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Dear Shareholder

On behalf of the Board of Directors, I welcome you as a new shareholder of Boart Longyear Limited.

Enclosed are a number of forms that will assist you in managing your Boart Longyear Limited shareholding. Please forward your completed forms to our Share Registry, Link Market Services Limited, in the reply paid envelope provided. Alternatively, you can manage your shareholding via the Internet. Simply visit our registrars' website, www.linkmarketservices.com.au, where you can access your holding and update your preferences on-line.

Issuer Sponsored Holding Statement
If you have elected to be Issuer Sponsored, your statement is enclosed. If you are broker sponsored your CHESS Statement will be forwarded to you by the Australian Stock Exchange.

Tax File Number and Australian Business Number
While you are under no obligation to provide your Tax File Number (TFN), Australian Business Number (ABN) or exemption category details, if you are an Australian resident and elect not to provide this information, we are required to deduct withholding tax at the highest marginal tax rate (plus Medicare levy) on any unfranked portion of any dividend paid to you.

Direct Credit of Dividend Payments
If you wish to have your dividends credited directly to your nominated Australian bank, building society or credit union account, simply complete the enclosed form. This form needs to be received **prior to the record date** to be effective.

Annual Report Election
Many Shareholders prefer to read annual reports online. This saves costs and the environment. Please complete the enclosed form if you do not wish to receive a printed copy of the Annual Report and if you wish to receive notification by email when the Annual Report becomes available online at our website, www.boartlongyear.com. You may also elect to receive email notification of major announcements.

If you have any queries regarding your shareholding, please contact Link Market Services Limited by telephone on 1800 781 633, by facsimile on (02) 9287 0303 or by mail to Locked Bag A14, Sydney South, NSW, 1235.

Yours sincerely

Graham Bradley
Chairman

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
C/- Link Market Services
Level 12, 680 George Street Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone (Within Australia): 1800 781 633
Telephone (Outside Australia): (02) 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

12 April 2007

SRN/HIN:

Dear Shareholder,

BOART LONGYEAR LIMITED SHARE OFFER

Thank you for your interest in the Boart Longyear Limited Share Offer. The demand for shares significantly exceeded the number of shares on offer and as a result, your application has been scaled back.

Investors who applied under the General Offer have been allocated the first A$2,000 worth of Shares applied for and 20% of their allocation thereafter at the Final Price of A$1.85 per Share.

Please find below details of your allocation and a refund of your application monies.

Application Amount	Scaled Back Amount	Allocation Amount	Final Price	Number of Shares Allocated*	Refund Amount
$10,000.00	$6,400.00	$3,598.25	$1.85	1,945	$6,401.75

* Any fractions have been rounded down to the nearest whole Share.

Please detach this statement before depositing the cheque, as you need to retain the above information to assist you in preparing your Income Tax Return. Please retain in a safe place as a charge may be levied for replacement.

Security feature included in this cheque is a microprinted signature line; the absence of which could indicate a fraudulent cheque.

MACQUARIE BANK LIMITED
20 BOND STREET SYDNEY NSW

12 April 2007

000000

Pay the sum of: ***SIX THOUSAND FOUR HUNDRED AND ONE DOLLARS AND SEVENTY FIVE CENTS ***

Pay to the order of:

NOT NEGOTIABLE
ACCOUNT PAYEE ONLY

$ ***6,401.75***

For and on behalf of
Boart Longyear Limited ABN 49 123 052 728
Boart Longyear Share Offer Account

⑈000000⑈ 182⑆222⑆ 2414⑆88774⑈

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
C/- Link Market Services
Level 12, 680 George Street Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone (Within Australia): 1800 781 633
Telephone (Outside Australia): (02) 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

12 April 2007

SRN/HIN:

Dear Shareholder,

BOART LONGYEAR LIMITED SHARE OFFER

Thank you for your interest in the Boart Longyear Limited Share Offer.

Please find below details of the Final Price determined and your allocation of Shares. Any fractions have been rounded down to the nearest whole Share and the residual balance of your application money has been refunded to you.

Application Amount	Allocation Amount	Final Price	Number of Shares Allocated	Refund Amount
$20,000.00	$19,998.50	$1.85	10,810	$1.50

Please detach this statement before depositing the cheque, as you need to retain the above information to assist you in preparing your Income Tax Return. Please retain in a safe place as a charge may be levied for replacement.

Security feature included in this cheque is a microprinted signature line; the absence of which could indicate a fraudulent cheque.

MACQUARIE BANK LIMITED
20 BOND STREET SYDNEY NSW

12 April 2007

000000

Pay the sum of: ***ONE DOLLAR AND FIFTY CENTS ***

NOT NEGOTIABLE
ACCOUNT PAYEE ONLY

Pay to the order of:

$ ***1.50***

For and on behalf of
Boart Longyear Limited ABN 49 123 052 728
Boart Longyear Share Offer Account

000000 182 222: 2414 88774

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Mrs AB Sample
3 Sample Street
Sydney NSW 2000

Date: 12 April 2007

SRN/HIN: X00040000001

Subregister: CHESS

BOART LONGYEAR LIMITED
BLY – Fully Paid Ordinary Shares
TRANSACTION CONFIRMATION STATEMENT

DATE	TRANSACTION TYPE	SHARES ALLOTTED
12/04/2007	Allotment of Fully Paid Ordinary Shares in Boart Longyear Limited @ $1.85 per share	7,351
	Transaction Cost = $13,599.35	
	Taxes and Stamp Duty Payable - NIL	

LINK
MARKET SERVICES

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

Please note your SRN/HIN recorded above. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

THE AUSTRALIAN TAXATION OFFICE (ATO) ADVISES YOU TO KEEP THIS STATEMENT. DISPOSAL OF SECURITIES MAY LEAD TO CAPITAL GAINS TAX. PHONE THE ATO ON 1300 720 092 IF YOU NEED THE "GUIDE TO CAPITAL GAINS TAX".

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Mr AB Sample
2 Sample Street
Sydney NSW 2000

Date: 12 April 2007

SRN/HIN: I40040000000

Subregister: Issuer Sponsored

BOART LONGYEAR LIMITED

BLY – Fully Paid Ordinary Shares

TRANSACTION CONFIRMATION STATEMENT

DATE	TRANSACTION TYPE	SHARES ALLOTTED
12/04/2007	Allotment of Fully Paid Ordinary Shares In Boart Longyear Limited @ $1.85 per share	1,081
	Transaction Cost = $1,999.85	
	Taxes and Stamp Duty Payable - NIL	

LINK MARKET SERVICES

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

ANNUAL REPORT ELECTION AND EMAIL NOTIFICATION SERVICE

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

Now you can update your details – including your annual report elections – online. Simply visit our Registrar's website at **www.linkmarketservices.com.au** and, by entering your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), your surname/company name and postcode, you can directly access your records and change your own election online.

Alternatively, please select one of the following options.

If you do not return this form before the next report mailing, your current election regarding annual reports will be retained.

☐ Please do not send me an Annual Report.

OR

☐ Please advise me by email when the Annual Report becomes available on line.

EMAIL ADDRESS – Please complete this section using **black ink** and **CAPITAL LETTERS.**

☐ And yes, I would also like to receive important announcements (such as ASX announcements) via email.

OR

☐ I wish to receive a Full Annual Report by post.

OR

☐ I wish to receive a Concise Annual Report by post.

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

BLY ARE041

BOART LONGYEAR
ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

A TAX FILE NUMBER OR AUSTRALIAN BUSINESS NUMBER NOTIFICATION

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

Securityholders may quote their tax file number (TFN), or Australian Business Number (ABN) if a business account, for this investment. Whilst there is no obligation to provide either a TFN or ABN, where it is not quoted we are required to deduct withholding tax at the highest marginal tax rate on any interest or on any unfranked portion of any dividend or distribution. Securityholders who wish to claim an exemption from quotation of their TFN should enter the exemption code for the pension or benefit they receive.

Exemption Code	Description
444 444 441	Age, Invalid, or Service/Veterans Pension
444 444 442	Carer's, Sole Parent's, Widow's, or Other Pension, Rehabilitation Allowance
555 555 555	Non profit organisation

For more information on Tax File and Australian Business Numbers and Exemptions, call the Australian Taxation Office.

Individuals

Securityholder 1 Name

TFN, ABN or Exemption Code

Securityholder 2 Name

TFN, ABN or Exemption Code

OR

Company, Partnership, Trust, Superannuation Fund

(Please mark appropriate box with a cross)

Company **Partnership** **Trust** **Super Fund**

TFN, ABN or Exemption Code

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

BOART LONGYEAR

ABN 49 123 052 728

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (within Australia): 1800 781 633
Telephone (outside Australia): +61 2 8280 7488
Facsimile: (02) 9287 0303
ASX Code: BLY
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)

Sole Director and Sole Company Secretary/Director (delete one)

Joint Securityholder 2 (Individual)

Director/Company Secretary (delete one)

Joint Securityholder 3 (Individual)

Date ___/___/_____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

BLY DIV051

ASX Company Announcement

Date:	Fri May 4 12:22:59 2007
Document Image #:	00718218
Announcement Type:	Progress Report
ASX Description:	BLY Correction of Statement in the AFR

Connect 4 Summary:

Company Summary:

Boart Longyear Limited ABN 49 123 052 728

Registered Office

Level 25, Chifley Tower, 2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907
E-mail: ir@boartlongyear.com
www.boartlongyear.com

4 May 2007

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

ASX Announcement – Correction of statement in the Australian Financial Review

We refer to the article published in the Australian Financial Review of Friday 4 May 2007 which referred to Boart Longyear Limited as follows:

> *"Shares in the mining services company have jumped 10 per cent since early April on a $10 billion dollar private equity bid from Blackstone Group and Bain Capital Partners".*

This statement is false. The Company has not received a bid from these parties or any other party, nor is it in any discussions with any party concerning a bid.

Yours sincerely

Alison Henriksen
Company Secretary

END